Form 20-F
period 2001-12-31
GLASSWORKS OF CHILE
filed 2002-07-01
CIK 917335

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                   FORM 20-F

  [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      or

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended: December 31, 2001

                                      or

  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 0R 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

            For the transition period from __________ to __________
                        Commission file number 1-12752


                          Cristalerias de Chile S.A.
    ----------------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)


                              Glassworks of Chile
    ----------------------------------------------------------------------
                (Translation of Registrant's Name into English)


                                     Chile
    ----------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)


                              Hendaya 60, Of. 201
                             Las Condes, Santiago
                                     Chile
    ----------------------------------------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:

  Title of Each Class                                 Name of Each Exchange on
                                                           Which Registered
  -------------------                                 ------------------------
American Depositary Shares (the "ADSs"),              New York Stock Exchange
each representing three shares of Common Stock without nominal (par) value (the "Shares"), as evidenced by American Depositary Receipts (the
"ADRs").

Securities registered or to be registered
pursuant to Section 12(g) of the Act:                 None

Securities for which there is a reporting
obligation pursuant to Section 15(d) of
the Act:                                              None

Indicate the number of outstanding shares of each of the issuer's classes of capital or Common Stock, as of the close of the period covered by the annual report:

Common Shares without par value:                     64,000,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days:

                          Yes [X]     No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17 [ ]     Item 18 [X]

                          CRISTALERIAS DE CHILE S.A.

                   TABLE OF CONTENTS TO REPORT ON FORM 20-F

                                                                          Page
                                                                        Number

                                    PART I

ITEM 1:  Identity Of Directors, Senior Management And Advisers............  5
ITEM 2:  Offer Statistics And Expected Timetable..........................  5
ITEM 3:  Key Information..................................................  5
ITEM 4:  Information On The Company....................................... 12
ITEM 5:  Operating and Financial Review and Prospects..................... 41
ITEM 6:  Directors, Senior Management And Employees....................... 62
ITEM 7:  Major Shareholders And Related Party Transactions................ 67
ITEM 8:  Financial Information............................................ 69
ITEM 9:  The Offer And Listing............................................ 73
ITEM 10: Additional Information........................................... 76
ITEM 11: Quantitative and qualitative disclosures about market risk....... 92
ITEM 12: Description Of Securities Other Than Equity Securities...........103

                                    PART II

ITEM 13: Defaults, Dividend ARREARAGES And Delinquencies..................103
ITEM 14: Material Modifications To The Rights Of Security Holders
           And Use Of Proceeds............................................103
ITEM 15: Reserved.........................................................103
ITEM 16: Reserved.........................................................103

                                   PART III

ITEM 17: Financial Statements.............................................103
ITEM 18: Financial Statements.............................................103
ITEM 19: Exhibits.........................................................103
SIGNATURE.................................................................104

                                 INTRODUCTION

     In this Annual Report on Form 20-F ("Form 20-F"), all references to the "Company," "Cristalerias," or "Cristalchile" are to Cristalerias de Chile S.A., a stock corporation (sociedad anonima) organized under the laws of the Republic of Chile.

     Unless otherwise specified, all references to "U.S. Dollars," "Dollars," or "US$" are to United States Dollars, and references to "Chilean Pesos," "Pesos," or "Ch$" are to Chilean Pesos. The Company prepares its consolidated financial statements in Chilean Pesos, and in accordance with generally accepted accounting principles in Chile ("Chilean GAAP") and the rules of the Superintendencia de Valores y Seguros ("SVS") relating thereto, which together differ in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). References to "Chilean GAAP" in this Form 20-F are to Chilean GAAP, as supplemented by the applicable rules of the SVS. Please, see Note 2 for the audited consolidated financial statements of the Company (the "Consolidated Financial Statements") included in Item 18 of this Form 20-F. Pursuant to Chilean GAAP, the Consolidated Financial Statements, and all other financial information relating to the Company, have been presented in Pesos with Constant purchasing power ("Constant Pesos"), as of December 31, 2001. Please, see Note 2 for the Consolidated Financial Statements included in Item 18 of this Form 20-F. Unless otherwise indicated, amounts stated in Dollars have been translated from Chilean Pesos, at an assumed rate, solely for the sake of convenience, and should not be construed as Chilean Peso amounts actually representing such Dollar amounts. The stated Chilean Peso amounts can be converted into Dollars at the exchange rate indicated. Unless otherwise stated, such Dollar amounts have been translated from Chilean Peso amounts, at a Chilean Peso to United States Dollar exchange rate of Ch$654.79 to US$1.00, which is the Observed Exchange Rate, as defined below in "Exchange Rates," reported by the Banco Central de Chile (the "Central Bank") on December 31, 2001.

               DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     This Form 20-F contains or incorporates by reference statements which constitute "forward-looking statements", in that they include statements regarding the intent, belief, plans or current expectations of our directors and officers with respect to our future operating performance. Such statements may include, among other things, any forecast, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, governmental actions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us could have a material adverse effect on the Company's result of operations or financial condition.

     You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in light of any written or oral forward-looking statements that we might issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after filing of this Form 20-F to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

                                    PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3:  KEY INFORMATION

Selected Financial Information

     The following tables present selected financial information for the Company for each of the periods indicated. The selected financial information set forth below is presented in Constant Pesos, as of December 31, 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto, included elsewhere herein. The Company's Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Please, see Note 39 of the Notes for the Financial Statements, which provides descriptions of the principal differences between Chilean GAAP and U.S. GAAP. The table below describes Chilean GAAP and U.S. GAAP income statement data, for the years ending on December 31, 1997, 1998, 1999, 2000 and 2001:

                                                                   YEAR ENDING DECEMBER 31,
                                                    Millions of Constant Pesos and millions of US$ (1) (2)
                                          ----------------------------------------------------------------------------
                                            1997         1998         1999         2000       2001 (8)     2001 (1)(8)
                                            ----         ----         ----         ----       --------     -----------
Income Statement Data:
Chilean GAAP:                                 Ch$          Ch$          Ch$          Ch$          Ch$          US$
  Net Sales                               114,816      124,197      128,570       144,962      141,929       216.8
Operating income                           18,025       23,680       23,414        30,852       32,585        49.8
  Non-operating income (loss)              (1,883)        (560)       2,121        (6,954)      (8,446)       12.9
  Equity in net income of related
   companies                               (1,847)         324        1,007        (2,799)      (7,395)      (11.3)
  Interest income (expense), net            1,307          574          531        (2,122)      (4,092)       (6.2)
  Other non-operating income
   (expense), net                            (419)        (763)        (811)         (933)       3,963         6.1
  Price-level restatement, net               (924)        (696)       1,394        (1,100)        (923)       (1.4)
  Income tax and minority interest         (2,482)      (4,665)      (4,195)       (6,327)      (8,153)      (12.5)
  Net income                               13,660       18,454       21,339        17,571       17,771        27.1
  Net income per share (3) (in Ch$)        213.43       288.34       333.42        274.53       277.67        0.42
  Net income per ADS (3)(4)                640.29       865.03     1,000.23        823.60       833.00        1.27

  Dividends per share (3)(5)                83.79        96.19       121.62        108.84       165.10        0.25
  Dividends per ADS (3)(4)(5)              251.35       288.57       364.89        326.53       495.30        0.76

U.S. GAAP:                                    Ch$          Ch$          Ch$          Ch$          Ch$          US$
  Net Sales                               114,816      124,198      128,570       144,962      141,929      216.75
  Operating income                         19,253       24,781       23,936        32,032       30,688       46.87
  Non-operating income (loss)                 294         (993)       2,991        (6,746)      (8,074)     (12.33)
  Equity in net income (loss) of
   related companies                       (1,334)         188        1,584        (2,989)      (9,137)     (13.95)
  Interest income (expense), net            1,307          574          381         (2000)      (2,956)      (4.51)
  Other non-operating income
   (expense), net                           1,244       (1,061)        (518)         (658)       4,943        7.55
  Price-level restatement                    (924)        (695)      (1,086)       (2,126)      (2,270)      (3.47)
   Exchange differences                                               2,629         1,026        1,347        2.06
  Income tax and minority interest         (2,976)      (4,799)      (4,294)       (6,540)      (8,000)      (12.22)
  Net income                               16,570       18,990       22,633        18,746       14,613        22.32
  Net income per share (3) (4)             258.92       296.72       353.65        292.91       228.34      US$0.35
  Net income per ADS (3) (4)               776.75       890.17     1,060.95        866.35       685.01      US$1.05

     The table below describes Chilean GAAP and U.S. GAAP balance sheet data, as of December 31, 1997, 1998, 1999, 2000 and 2001:


                                                             YEAR ENDING DECEMBER 31,
                                            Millions of Constant Pesos and millions of US$ (1) (2) (8)
                                        --------------------------------------------------------------------
                                         1997        1998        1999        2000         2001      2001 (1)
                                         ----        ----        ----        ----         ----      --------
Balance Sheet Data:
Chilean GAAP:                            Ch$         Ch$         Ch$          Ch$         Ch$         US$
  Total assets                          260,296      273,158   295,996      363,874      393,129       600.4
  Long-Term debt (6)                     16,402       14,275    16,323       70,878       83,364       127.3
  Shareholders' equity                  168,362      180,312   193,428      203,307      213,389       325.9
U.S. GAAP:
  Total assets                          259,758      281,025   301,552      372,109      398,166      608.08
  Long-term debt (6)                     16,402       14,275    16,324       70,878       83,363      127.31
  Shareholders' equity                  172,784      185,415   200,904      213,293      219,658      335.46
  Operating Data (7):
Chilean GAAP:
  Gross margin                             32.2%        35.3%     34.5%        37.4%        38.4%         -
  Operating margin                         15.7%        19.1%     18.2%        21.3%        23.0%         -
  Net margin                               11.9%        14.9%     16.6%        12.1%        12.5%         -
  Financial Ratios:
Chilean GAAP:
  Total liabilities/Total assets           0.35x        0.34x     0.35x        0.44x        0.46x         -
  Current assets/Current liabilities       2.91x        2.99x     2.69x        2.46x        2.38x         -

-----------------
(1)  Financial information for the years ended December 31, 1997, 1998, 1999 and 2000 is restated in terms of Constant Pesos, as of December 31, 2001.
     Chilean Peso amounts have been translated into U.S. Dollars at the rate of Ch$654.79 to U.S.$1.00, the Observed Exchange Rate on December 31,
     2001.
(2)  Except per share, per ADS and Other Data amounts.
(3)  For the years 1997, 1998, 1999, 2000 and 2001, net income and dividends per share have been computed on the basis of 64,000,000 fully paid shares outstanding, the weighted-average number of shares of Common Stock outstanding during each fiscal period.
(4)  Calculated on the basis of one ADS for three shares of Common Stock.
(5)  Dividend amounts represent amounts paid during each period indicated, restated in Constant Chilean Pesos of December 31, 2001.
(6)  Includes portion of long-term bank liabilities and bonds payable.
(7)  Shown as a percentage of net sales.
(8)  The Company has consolidated the financial results of Comunicacion
     Informacion Entretencion y Cultura S.A. ("CIECSA") in its financial statements beginning in April of 1995. The Company has consolidated the financial results of Crowpla-Reicolite S.A., Apoger S.A., and Sociedad
     Anonima Vina Santa Rita in its financial statements beginning in January of 1996. Financial statements for year 2001 do not include the consolidation of Envases CMF S.A. (formerly Crowpla-Reicolite S.A.)
     because the ownership percentage in that company is 50%.

Exchange Rates

     Chile's Ley Organica Constitucional del Banco Central de Chile
No. 18,840 (the "Central Bank Act"), enacted in 1989, relaxed restrictions on buying and selling foreign currencies in Chile. Prior to 1989, the law only authorized the purchase and sale of foreign currencies in those cases explicitly authorized by the Central Bank.

     The Central Bank Act provides that the Central Bank may determine that certain purchases and sales of foreign currencies specified by law must be carried out in the market formed by banks and other institutions authorized by the Central Bank for such purposes (the "Formal Exchange Market"). The Central Bank reports an exchange rate ("Observed Exchange Rate") which for any given date is computed by averaging prices from the previous day's transactions in the Formal Exchange Market. Banks and other institutions may effect purchases and sales of foreign currencies in the Formal Exchange Market at such rates as they freely determine from time to time.

     Since 1989, the Central Bank has also made use of a referential daily rate ("Reference Exchange Rate") which factors in domestic and foreign inflation as well as variations in the parity between the Peso and the U.S. Dollar, the Euro and the Japanese Yen. As of December 28, 2001, the Reference Exchange Rate was Ch$546.71 to US$1.00. The Central Bank buys or sells foreign currency in the Formal Exchange Market to maintain the average exchange rate within certain limits. In order to promote exchange rate flexibility, however, as of September 2, 1999, the Central Bank decided to suspend its formal commitment to intervene in the foreign exchange market to maintain the limits on the range of exchange rates. It was, therefore, agreed that it would only intervene in the exchange rate market in exceptional cases and that it would report such decisions. The Central Bank will continue to calculate and publish the daily referential exchange rate according to the regulations in effect as a medium-term benchmark for the market and for its use in contracts still in effect with that exchange rate.

     The Central Bank has ruled that certain foreign currency transactions may only be effected through the Formal Exchange Market, including among other transactions, those transactions associated with foreign investment. While authorized to effect transactions within a given pre-established range of exchange rates surrounding the Reference Exchange Rate, the Central Bank operates at the cash rate.

     Foreign exchange transactions which may be effected outside the Formal Exchange Market can be carried out in the Mercado Informal (the "Informal Exchange Market"), which is an accepted currency market in Chile. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

     The following table sets forth the high, low, average and year-end Observed Exchange Rates for U.S. Dollars for the periods indicated expressed in Pesos per US$1.00, as reported by the Central Bank. No representation is made that the Chilean Peso or U.S. Dollar amounts referred to herein actually represent, could have been or could be converted into U.S. Dollars or Chilean Pesos, as the case may be, at the rates indicated, at any particular rate or at all.

The Federal Reserve Bank of New York does not report daily 12:00 P.M. buying rate for Chilean Pesos:

                          Observed Exchange Rate (3)
---------------------------------------------------------------------------
    Year             Low (1)        High (1)       Average (2)    Year End
    ----             -------        --------       -----------    --------
    1996             402.25          424.97          413.84       424.87
    1997             411.85          439.81          420.64       439.18
    1998             439.58          475.41          462.20       472.41
    1999             470.23          550.93          512.85       530.07
    2000             501.04          580.37          542.08       573.65
    2001             557.13          716.62          636.39       654.79
December 2001        654.79          689.95          669.14       654.79
January 2002         654.79          678.33          667.28         N/A
February 2002        672.67          688.98          678.84         N/A
March 2002           655.44          672.30          663.26         N/A
April 2002           641.75          662.78          650.82         N/A
May 2002             646.44          659.14          653.91         N/A

-----------------
(1)  Reflects Pesos at historical values rather than Constant Pesos.
(2) The average of Observed Exchange Rates for Pesos on the last day of each full month during the relevant period.
(3) Transactions carried out on the previous bank business day reported by the Central Bank Source: The Central Bank.

     The Chilean government's economic policies and any future changes in the value of the Chilean Peso against the U.S. Dollar could have a material adverse effect on the Dollar value of an investor's return on investment. The Chilean Peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

     Cash distributions with respect to shares of Common Stock received by the depositary (currently The Bank of New York, the "Depositary") will be received in Chilean Pesos. The Depositary will attempt to convert such Pesos to U.S. Dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments with respect to the ADSs. If the value of the Chilean Peso falls relative to the U.S. Dollar between the declaration of dividends on the Common Stock and the distribution of such dividends by the Depositary, the amount in U.S. Dollars distributed to holders of ADRs will decrease. Consequently, the value of the ADSs and any distributions to be received from the Depositary could be materially adversely affected by reductions in the value of the Peso relative to the Dollar.

Risk Factors

     Prospective purchasers of ADSs should carefully consider, in light of their own financial circumstances and investment objectives, all the information contained in this report, including, but not limited, to the risk factors set forth below.

Controlling Shareholder

     The parent of the Company is Compania Electrometalurgica S.A.("Elecmetal"), a member of the group of companies that make up the "Elecmetal Group." As of December 31, 2001, Elecmetal, together with other members of the Elecmetal Group, is the beneficial owner of approximately 52.1% of the outstanding shares of Common Stock of the Company and thereby controls a majority interest of the Company. Elecmetal is a Chilean open stock corporation engaged in the steel foundry business and, through its related companies, a wide range of other business activities in Chile.

     Consequently, the Elecmetal Group has the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders. A disposition by the Elecmetal Group of a significant portion of its shares of Common Stock or a perception that they would dispose of such shares could materially and adversely affect the trading price of the Common Stock on the Chilean stock exchanges (including the Bolsa de Comercio de Santiago - the "Santiago Stock Exchange"), the price of the ADSs and control of the Company. See "Item 7. Major Shareholders--Control of Registrant". There can be no assurance that the Elecmetal Group will not dispose of shares of the Company in the future.

Reliance on Significant Customers

     The Company sold its glass containers to more than 450 customers in 2001. Sales to its leading 10 customers accounted for approximately 66% of the Company's net sales in 2001. The three largest customers(*) Vina Concha y Toro, Vina San Pedro and Sociedad Anonima Vina Santa Rita S.A. ("Santa Rita"), accounted for an aggregate of approximately 32 % of the Company's sales of glass containers in 2001.

     The Company is not party to any long-term supply contracts with its principal customers but, from time to time, enters into non-binding, annual letters of understanding with certain of such customers. Purchases are made by individual purchase orders or short-term contracts. Tiny changes in demand by our customers, among other changes, could affect levels of sales by the Company and accordingly could have a material adverse impact on the Company. There can be no assurance that our relationships with our customers will not undergo significant changes in the future.

Dependence on Chilean Wine Exports

     The overall level of sales of the Company's glass container operations and Santa Rita, are each highly dependent on the general levels of sales, and in particular, on the level of exports, of the Chilean wine industry. The Company estimates that in 2001, approximately 79.3% of net sales of wine bottles (which represented 59.2% of overall 2001 net sales) were attributable to exports by the Chilean wine industry. Santa Rita's sales are also dependent on Chilean wine exports, as approximately 48.9% of its net sales in 2001 were derived from the export market. There can be no assurance that conditions in the Chilean wine industry, including

---------
(*) All these customers are located in Chile. There are no major customers outside Chile as measured by net sales.

changes in the wine export market, will not change in the future or that changes will not have a material impact on the Company's business.

Volatility and Illiquid Nature of the Market for the Common Stock

     Trading activity on the Santiago Stock Exchange is on average substantially less volume and often more volatile than that on the principal national securities exchanges in the United States. For the year ended December 31, 2001, only approximately 11% of securities listed in the Santiago Stock Exchange traded 90% or more of the total trading days. The Company estimates that for 2001, its shares were traded on the Santiago Stock Exchange on an average of approximately 72.47% of such total trading days. The trading activity on the Santiago Stock Exchange may also be influenced by economic conditions of other Latin American countries as well as the trading activity on such countries' stock exchanges.

Potential Adverse Effects of High Levels of Inflation in Chile

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. A rise in inflation could adversely affect the Chilean economy, our Company, the value of the Common Stock and the value of the ADSs.

     In addition, the Company's results of operation and financial condition may be affected if the rate of Chilean inflation exceeds the rate of inflation experienced in the United States or other major countries or trading partners of Chile, and the Chilean Peso is not sufficiently devalued relative to the currencies of such countries. In these circumstances, the costs of imports from such countries may become more attractive to the Company's domestic customers or exports packaged in the Company's products may become less attractive to purchasers of such exports.

     There can be no assurance that the performance of the Chilean economy, the operating results of the Company or the value of the ADSs will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from current levels. See "Item 5. Operating and Financial Review and Prospects".

Potential Adverse Effects of Fluctuations in the Value of the Chilean Peso

     The Chilean government's economic policies and any future changes in the value of the Chilean Peso against the U.S. Dollar could have a material adverse effect on the Dollar value of an investor's return on investment. The Chilean Peso has been subject to devaluations in the past and may be subject to fluctuations in the future. See "Exchange Rates".

     The Common Stock underlying the ADSs is traded in Chilean Pesos on the Santiago Stock Exchange and the Electronic Stock Exchange. Cash distributions with respect to shares of Common Stock received by the Depositary will be received in Chilean Pesos. The Depositary will convert such Pesos to U.S. Dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments in respect of the ADSs. If the value of the Chilean Peso falls relative to the U.S. Dollar between the declaration of dividends on the Common Stock and the distribution of such dividends by the Depositary, then the amount of U.S. Dollars distributed to holders of ADRs could decrease. Consequently, the value of the ADSs and any distributions to be received from the Depositary could be adversely affected by reductions in the value of the Peso relative to the Dollar. There can be no assurance that the Chilean Peso/U.S. Dollar exchange rate will not fluctuate in the future, the Chilean Peso will not lose value against the U.S. Dollar or that such fluctuations in the exchange rate will not have a material impact on the Company's business and the value of the ADSs.

Restriction on Repatriation with Respect to Investments in Underlying Share

     Currently, equity investments in Chile by non-Chileans are generally not subject to any exchange control restrictions affecting registration or repatriation of the investments and earnings therefrom, except for investments governed by Decree Law 600, of 1974, where the invested capital must remain in Chile for at least one year before it can be remitted abroad. In fact, as of April 19, 2002, investing in general investments are subject to only two requirements: the transactions (and all payments arising thereunder) (i) must be performed exclusively through the Chilean Mercado Cambiario Formal ("Formal Exchange Market") and, further (ii) reported to the Central Bank. The ADR facility, however, as governed by the foreign exchange regulations in effect prior to April 19, 2001, was and is the subject of an agreement among The Bank of New York (as the legal successor of Citibank N.A., in its capacity as depositary for the shares of Common Stock represented by ADSs, the "Depositary"), the Company and the Central Bank of Chile, executed pursuant to
Article 47 of the Central Bank of Chile Act and to Chapter XXVI, Title I of the former Compendium of Foreign Exchange Regulations (the "Chapter XXVI Agreement"). The Chapter XXVI Agreement is intended to grant the Depositary and the holders of the ADRs access to the Formal Exchange Market. See "Exchange Rates." According to local law, the Chapter XXVI agreement may not be unilaterally amended by the Central Bank of Chile. Additionally, legal precedent indicates that the Chapter XXVI Agreements are not subject to future or current legislative changes. No assurances can be made, however, that additional Chilean restrictions applicable to holders of ADRs, the disposition of underlying shares of Common Stock or the repatriation of the proceeds from such disposition may not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions, if imposed. If for any reason, including changes in the Chapter XXVI Agreement or Chilean law, the Depositary is unable to convert Chilean Pesos to U.S. Dollars, investors would receive dividends or other distributions in Chilean Pesos, which would likely subject the distributions to foreign exchange risk of the Peso. (See "Foreign Investment Exchange Controls in Chile").

Differences in Corporate Disclosure and Accounting Standards;
Less Regulation of Chilean Securities Markets

     The securities laws of Chile which govern open or publicly listed companies (such as the Company) principally aim to promote disclosure of all material corporate information to the public, but Chilean disclosure requirements differ from those in the United States in important respects. In addition, although Chilean law imposes restrictions on prohibited activities such as insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

     There are important differences between Chilean and U.S. accounting and reporting standards. As a result, Chilean financial statements and reported earnings may differ from those reported based on U.S. accounting and reporting standards. See Note 39 of the

Consolidated Financial Statements. There can be no assurance that Chilean or U.S. securities laws and/or accounting standards will not be modified or supplemented in the future.

Shareholders' Rights: Fewer and Less Well Defined

     The Company's corporate affairs are governed by its Estatutos ("By-Laws") and the laws of Chile. Principles of law applicable to the Company and its shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction in the United States. In addition, the shareholders of the Company may have fewer or less well-defined rights under Chilean corporate law to protect their interests against actions by its Board of Directors (the "Board" or "Board of Directors") or principal shareholders than they might have as shareholders of a corporation subject to U.S. securities laws. The By-Laws require the submission of certain shareholder and managerial disputes to arbitration in Chile. There can be no assurance that Chilean securities laws will not be changed to reduce protections afforded to investors of Chilean securities or that the Estatutos could be modified which could have a material adverse impact on the Company and the value of the ADSs.

Preemptive Rights Unavailable to ADS Holders in Certain Circumstances

     The Chilean Companies Act requires a Chilean company to offer shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares. U.S. holders of ADSs may not be able to exercise these preemptive rights for Common Stock underlying their ADSs, thereby resulting in a dilution of the ADS holders' percentage interest in the Company, unless a registration statement under the U.S. Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirement thereunder is available. The Company intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to the Company of thereby enabling the exercise by the holders of ADSs of the preemptive rights for Common Stock underlying their ADSs, and any other factors the Company considers appropriate at that time, in making a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed. If the Company elects not to file a registration statement, the Depositary will attempt to sell affected ADS holders' preemptive rights in a secondary market (if one exists for such rights) and distribute the net proceeds to the affected ADS holders. Should the Depositary not be permitted or otherwise be unable to sell such preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of ADSs. Additionally, ADS holders' percentage ownership in the company would be diluted.


ITEM 4:  INFORMATION ON THE COMPANY

Description of Business

General

     Cristalerias de Chile S.A. (Cristalchile) is the largest producer of glass containers in Chile, as measured by volumes as well as net sales. The Company estimates that during each of the last five years, it has supplied more than 80% of all glass containers produced in Chile, as measured by weight. The Company also produces plastic containers, caps and crates through an affiliate company.

     The Company is also involved in Chile's wine, media and communications industries. The Company is a member of the Elecmetal Group under its parent company, Compania Electrometalurgica S.A. The Company and other companies in the Elecmetal Group, hold a controlling interest in one of Chile's largest producers and exporters of bottled wine and in one of the three largest television networks in Chile. Moreover, since 1994, the Company has been involved in the cable television business through the acquisition, merger and operation of certain Chilean cable television companies. In October 1995, Cristalchile participated in a joint venture with Intercom S.A. ("Intercom"), thus forming one of the two cable television companies currently operating in Chile.

History

     The Company commenced operations in 1904 under the name Fabrica Nacional de Vidrios S.A. as a manufacturer of glass containers and dishware. Between 1904 and 1971, the Company expanded its operations and in 1929, adopted its present name. In 1971, the Company came under direct control of the Chilean government through the Corporacion de Fomento de la Produccion ("CORFO"). In 1975, as part of a national program of privatization, Elecmetal, a private steel foundry business, acquired a 46% interest in the Company from CORFO and in 1976, an additional 7.5% interest in the Company from other shareholders.

     In order to consolidate its position as the leading Chilean producer of glass containers, in 1977, the Company entered into a technical assistance agreement with a subsidiary of Owens-Illinois Inc. ("Owens-Illinois") to acquire state-of-the-art glass bottle manufacturing technology. In 1980, the Company acquired a 50% interest in Cristal Owens Plasticos Ltda. ("Crowpla"), a joint venture with Owens-Illinois, to manufacture disposable plastic bottles for the non-alcoholic beverage market. Continuing its expansion in the packaging business, in 1988, the Company acquired a 50% interest in Reicolite S.A. ("Reicolite"), a company engaged in the manufacture and sale of plastic packaging products. In 1988, Owens-Illinois sold its 50% interest in Crowpla to Grupo Themco ("Grupo Themco"), a Chilean industrial group. In January 1996, the Company acquired an additional 49.99% interest in both Crowpla and Reicolite from Grupo Themco, thus increasing its interest in both companies to 99.99%. Crowpla and Reicolite were subsequently merged to form Crowpla-Reicolite S.A. ("Crowpla-Reicolite"), which commenced joint operations in January 1997. On June 29, 2001, Cristalerias de Chile S.A., and Embotelladora Andina S.A. - the main bottler of the Coca-Cola system in Chile
- executed contracts to establish a partnership or joint venture forming Envases CMF S.A., for the PET container business (previously carried out through their respective subsidiaries, Crowpla-Reicolite S.A. and Envases Multipack S.A.). The partnership was established by the incorporation of Andina Inversiones Societarias S.A. with 50% of the shares in that company through a capital increase. The remaining 50% of the shares are controlled by Cristalerias. The transaction allowed Crowpla-Reicolite to obtain assets from Multipack to develop the PET container business.

     In 1982, the Company began to diversify beyond the container business by acquiring operations from other members of the Elecmetal Group. These acquisitions included a

20% interest in Sociedad Anonima Vina Santa Rita ("Santa Rita"), currently the third largest Chilean producer of wine and third largest exporter of bottled wine in terms of net sales. In 1992 Santa Rita established Vina Carmen S.A. ("Vina Carmen") which is dedicated to the production of fine wines and in which Santa Rita has a 99.9% stake. In 1996, Santa Rita issued US$20 million of Common Stock, which was partially subscribed by the Company. During the second half of 1996, Santa Rita acquired a 39.35% interest in Vina Los Vascos S.A. ("Vina Los Vascos"), an important Chilean wine producer and exporter linked to Les Domaines Barons de Rothschild (Lafite), for approximately US$5.8 million. In September 1997 Santa Rita invested abroad for the first time, creating Vina Dona Paula S.A. ("Vina Dona Paula") in the Republic of Argentina. In 1999, Santa Rita acquired an additional 3.65% interest in Vina Los Vascos for approximately US$700,000. During 2001 Santa Rita acquired the "Terra Andina" brand from Pernod Ricard, and in order to administer this brand, Sur Andino S.A. was created as a subsidiary of Vina Carmen. As of December 31, 2001, Cristalerias owned 54.1% of Santa Rita's outstanding shares and the Elecmetal Group, as a whole, held a 77.6% interest in Santa Rita.

     Through a public auction in 1989, the Company acquired from the government of Chile a concession to operate a national television-broadcasting network through a 99.9% owned subsidiary. The concession was subsequently transferred to Comunicacion, Informacion, Entretencion y Cultura S.A. ("CIECSA"). As of December 31, 2001, the Company held a 98.2% interest in CIECSA. As of December 31, 2001, CIECSA held the following interests in media and communications companies:

     o a 49.9% interest in Zig-Zag S.A. ("Zig-Zag"), which is a publishing company;

     o a 50.0% interest in Ediciones Chiloe S.A. ("Ediciones Chiloe"), which in turn, holds a 74.7% interest in Ediciones Financieras S.A. ("Ediciones Financieras"), the publishing company for El Diario, a Chilean financial newspaper; and most significantly;

     o a 78.0% interest in Red Televisiva Megavision S.A. ("Megavision"), which is one of the three largest television broadcasting networks in Chile.

     In December 1991, Megavision, which has been in operation since October 1990, formed a joint venture with Grupo Televisa, S.A. de C.V. of Mexico ("Televisa"), which currently holds the remaining 22.0% interest in Megavision. Televisa is the world's largest Spanish-speaking television network and provides Megavision with access to extensive programming alternatives as well as advanced production techniques.

     In January 1994, the Company issued 4,020,000 ADRs, each representing three shares of the Company's Common Stock without par value (the "Common Stock"), for approximately US$96 million in two concurrent offerings (the "Combined Offering") in the United States and Chile. On January 31, 1994, the Company commenced a preemptive rights offering to certain of its shareholders who had not waived such rights and in connection therewith, sold an additional 590,858 shares of its Common Stock to such shareholders for approximately US$4.8 million. Between May and July 1995, the Company issued 2,399,642 shares of Common Stock for the aggregate historical price of Ch$7,481 million. Since July 6, 1995, the Company has had a total of 64,000,000 shares of Common Stock outstanding, representing the Company's total registered stock capital.

     Cristalchile expanded its participation in the television and entertainment sector through the burgeoning cable television market. As part of its expansion plan, Cordillera Comunicaciones Ltda. ("Cordillera"), known commercially as "Metropolis," was created in 1994 in association with worldwide cable TV leader TCI-Bresnan (which subsequently became Liberty Media Corporation). In October 1995, Cordillera agreed to a merger with "Intercom," a cable firm owned at that time by Compania de Telecomunicaciones de Chile S.A. ("Telefonica CTC Chile" or "CTC") and El Mercurio, creating Metropolis-Intercom S.A. In May 2000, Cristalchile announced it had settled an arbitration proceeding with Telefonica CTC Chile, initiated in May 1998 to resolve the dispute between the parties over the development of internet services through Metropolis-Intercom. Under the terms of the agreement, the company's unconsolidated subsidiary, Cordillera, acquired the remaining 40% of Metropolis-Intercom and the latter acquired 100% of the HFC network it used from Telefonica CTC Chile. Both acquisitions accounted to US$270 million. As of December 31, 2001, Cristalchile and Liberty Media Corporation each owned 50% of Cordillera.

     In July 1995, the Company formed Constructora Apoger S.A. ("Apoger") with a capital contribution representing 80% of Apoger's equity. Apoger was formed to build and sell approximately 16,500 square meters of office space in an 18-story building in Las Condes, Santiago (the "Metropolis Building"). This building was completed in December 1997. As of December 31, 2001, 100% of the building's office space had been sold.

     On September 30, 1999, the Company acquired from the Spanish company, Vicasa S.A. ("Vicasa"), a 40% interest in Rayen Cura S.A.I.C. ("Rayen Cura"), a glass container company located in Mendoza, Argentina, for approximately US$16.2 million. Vicasa currently holds the remaining 60% interest in Rayen Cura.

Business Strategy

     The general business philosophy of the Company is consistent with that of the Elecmetal Group. The philosophy has been the following:

     o to make controlling investments in companies believed to be undervalued or to develop new businesses in Chile, when these businesses are believed to have significant growth potential and

     o to actively manage such companies to maximize long-term growth and value.

     The Elecmetal Group typically focuses on each company's core business and seeks to maximize its cash flow and profitability by installing experienced management from companies within the Elecmetal Group, as well as by establishing strategic relationships with relevant international business leaders.

     The Company's business strategy with respect to its packaging operations is:

     o to maintain its dominant position in the production and sale of returnable and disposable glass containers in Chile by being more efficient in the production of glass containers through scale production and cost cutting;

     o    to promote the wider use of glass containers in Chile;

     o to increase its share of the Chilean market for plastic and certain other packaging products.

     The Company's business strategy with respect to the media and communications business and the wine business is:

     o to develop Metropolis-Intercom into a leader in the Chilean cable television business by: increasing its subscriber base, providing top quality consumer service and programming, and increasing its revenue per subscriber by offering value-added services;

     o to improve the quality and variety of Megavision's program offerings and increase its share of the Chilean broadcast television advertising market; and

     o to strengthen the market position of Santa Rita through continued emphasis on the production and export of premium wines.

     In accordance with its past practice and as a member of the Elecmetal Group, the Company seeks to take advantage of additional growth opportunities by establishing new businesses, or by making investments in companies, which it believes would benefit from the Elecmetal Group's management expertise and business philosophy. Consistent with its prior experience in the packaging and the media and communication arenas, the Company anticipates any new investments may be made in association with experienced international companies capable of contributing financial, operating and technical assistance, in order to strengthen the competitive position and long-term prospects of the targeted business.

I.   Packaging Operations

Glass Containers

     The Company is the largest producer of glass containers in Chile and estimates that it has supplied more than 80% of all glass containers produced in Chile, as measured by weight, during each of the past five years. The Company works closely with its customers to design and manufacture bottles in accordance with the changing needs of the Chilean customer (especially Chilean wine producers) and foreign customers.

     The Company sells its products to several important sectors of the Chilean economy, including the wine, non-alcoholic beverage, beer, liquor, food and pharmaceutical industries.

     The following table sets forth the Company's glass container sales by market sector as a percentage of net sales revenues for the periods indicated:

      YEAR (1):                1997            1998            1999            2000            2001
      ---------                ----            ----            ----            ----            ----
Product Sector:
Wine                           59.5%           62.9%           61.7%           60.1%           59.2%
Non-alcoholic beverages        13.8%           10.9%           12.2%           16.3%           14.9%
Beer                           12.1%           11.3%           11.0%           10.7%           14.1%
Liquor                          7.3%            9.0%           10.4%            9.4%            8.3%
Food                            5.4%            4.9%            3.7%            2.7%            2.7%
Pharmaceuticals                 1.9%            1.0%            1.0%            0.8%            0.8%
                              -----           -----           -----           -----            ----
TOTAL                           100%            100%            100%            100%            100%

-----------------
(1)  Each respective year ends December 31.

Wine

     Chile is a country with a long tradition of wine production. Historically, Chilean winemakers targeted the domestic market where wine was widely sold in returnable bottles, jugs and other inexpensive containers. Since the 1990s, however, the focus of many wineries has shifted to the production of higher quality wines for export and domestic consumption.

     The Chilean wine industry, is dominated by four companies: Vina Concha y Toro, Vina Santa Rita, Vina San Pedro and Vina Santa Carolina. These companies account for approximately 60.1% of total wine sales in Chile. The Company currently supplies most of the glass containers for these four companies, as well as other Chilean wine producers.

     Largely as a result of the increased exports of Chilean wines, unit sales of the Company's wine bottles increased 89.3% between 1996 and 2001, representing 58.7% of the Company's volume sales in 2001.

     In 2001, the number of cases of wine in glass bottles exported by Chilean winemakers rose by 4.0% (20.6 million in 2000 to 21.4 million in 2001). Net sales increased by 3.2% (US$511 million in 2001 and US$495 million in 2000). The four leading vineyards and their subsidiaries experienced an aggregate decrease in sales volume of 3.1%, while the remaining wine producers' exports increased by 15,3%. For 2001, primary destinations of bottled wine exports included the United States (26.5%), the United Kingdom (21.8%), Latin America (12.5%), Germany (5.1%), Canada (4.9%) and Japan (4.5%).

                  The following table shows the growth of bottled Chilean wine exports:

         YEAR (1):            1997              1998              1999              2000            2001
         ---------            ----              ----              ----              ----            ----
Export Cases
  Glass bottles (2)          15,042            18,265            18,043            20,596          21,422
  Other containers (3)          608               392               852             1,000           1,631
                             ------            ------            ------            ------          ------
TOTAL                        15,650            18,657            18,895            21,596          23,053

-----------------
(1)  Each respective year ends December 31.
(2)  In thousands of cases containing 9 liters each.
(3)  In thousands of cases containing nine one-liter tetra pak containers.
     Source: Chilean Export Association ("CEA").

     The Company believes that approximately 79.3% of its sales of wine bottles in 2001 were attributable to wine exports. Nevertheless during 2001, the Company continued to introduce glass containers specially developed for the domestic market for family, table and fine wines.

     The following table shows the number of units sold by the Company and net sales related to the wine sector for the periods indicated:

     YEAR (1):                  1997          1998         1999          2000          2001
     ---------                  ----          ----         ----          ----          ----
Units (2)                      183,882      225,247      241,107       273,744        289,856
Net Sales (3)                Ch$24,920    Ch$29,582    Ch$31,941     Ch$35,901      Ch$38,941

-----------------
(1)  Each respective year ends December 31.
(2)  Units are set forth in thousands and include all glass containers sold in this sector regardless of size.
(3)  Net sales are set forth in millions of Constant Pesos.

Non-alcoholic Beverages

     The non-alcoholic beverage market in Chile currently consists of soft drinks, mineral water and fruit-based beverages. Based on industry sources, the Company estimates that these products accounted for approximately 87.4%, 7.1% and 5.5% of the non/alcoholic beverage market in 2001, respectively.

     The Company estimates glass containers represented approximately 18% of the Chilean non-alcoholic beverage container market, as measured by liters of beverages sold during 2001 (16.5% during 2000). This increase is attributed largely to sales of the 1,000cc screw top returnable glass bottle, which is due largely to the difficult economic situation in Chile, since this size is the most cost-effective container in the family-size category for soft drink producers and consumers. Therefore, the Company was able to market the one-liter format at a competitive price for the producer and hence an affordable price for the final consumer.

     In 2001, the demand for mineral water grew by 1% over 2000, as a result of the efforts made by the leading brands to encourage mineral water consumption. Approximately 21% of the Chilean market for mineral water, measured in liters, was bottled in glass containers. The remainder was bottled in PET and one-way PVC containers.

     In the juice market, the Company estimated that net sales increased by 4.0% during 2001, as a result of the increased market share of certain private brands for soft drinks. Glass containers represent approximately 23% of the Chilean juice market.

     The following table sets forth the number of returnable and disposable glass units sold by the Company and related net sales in the non-alcoholic sector for the periods indicated:

      YEAR (1)                  1997          1998         1999          2000            2001
      --------                  ----          ----         ----          ----            ----
Units (2)                       71,578       62,374       74,444        128,945         115,911
  Returnable                    21,288       18,472       15,892         18,426          18,209
  Non-Returnable                50,290       43,902       58,552        110,519          97,702
Net sales (3)                Ch$ 5,759    Ch$ 5,123    Ch$ 6,341     Ch$  9,746      Ch$  9,780

-----------------
(1)  Each respective year ends December 31.
(2)  Units sold are set forth in thousands and include all glass containers sold in this sector regardless of size.
(3)  Net sales are set forth in millions of Constant Pesos.

Beer

     During 2001, there was little change in terms of per capita consumption of beer in Chile. Nevertheless, unit sales of returnable bottles posted a strong growth of 30.8%, due to the launch of new formats into the market. Non-returnable bottles also showed strong growth of 26.1% in 2001, as a result of the development of new formats, as well as a greater share of non-returnable containers in total containers used for beer.

     As a result, demand for glass containers in the sector rose considerably during 2001. The Company's net sales in the beer sector grew by approximately 45.5% during 2001. Therefore, the Company's net sales to the beer sector increased from 10.7% in 2000, to 14.1% in 2001.

     The following table sets forth the number of units sold by the Company and related net sales to the beer sector for the periods indicated:

     YEAR (1):               1997            1998            1999             2000            2001
     ---------               ----            ----            ----             ----            ----
Units (2)                   49,273          58,579          54,882           69,859          88,727
  Returnable                12,349          14,157          19,458           13,402          17,531
  Non-Returnable            36,924          44,422          35,424           56,457          71,196
Net sales (3)            Ch$ 5,098       Ch$ 5,331       Ch$ 5,665        Ch$ 6,396       Ch$ 9,304

-----------------
(1)  Each respective year ends December 31.
(2)  Units are set forth in thousands and include all glass containers sold in this sector regardless of size.
(3)  Net sales are set forth in millions of Constant Pesos

Liquor

     The Chilean domestic liquor industry currently consists of two segments primarily: (i) pisco, a local grape-based spirit; and (ii) all other domestically produced liquor. Net sales of liquor bottles fell by 2.9% during 2001 in part because pisco producers made sizable adjustments in their bottle stocks in order to reduce operating costs.

     The following table sets forth the number of units sold by the Company and related net sales revenues in the liquor sector for the periods indicated:

     YEAR (1):            1997            1998            1999            2000            2001
     ---------            ----            ----            ----            ----            ----
Units (2)                24,177          43,213          53,827          54,183          50,484
Net Sales (3)         Ch$ 3,042       Ch$ 4,254       Ch$ 5,407       Ch$ 5,629       Ch$ 5,467

-----------------
(1)  Each respective year ends December 31.
(2)  Units are set forth in thousands and include all glass containers sold in this sector, regardless of size.
(3)  Net sales are set forth in millions of Constant Pesos.

Food

     The Company is currently a principal supplier of glass containers to some of Chile's leading producers of packaged foods. In the Chilean glass-packaged food sector, glass containers are used primarily for tomato sauce, yoghurt, baby foods, jams, fruits and oil. The following table sets forth the number of units sold by the company and related net sales to the glass-packaged food sector for the periods indicated:

     YEAR (1):          1997           1998           1999           2000            2001
     ---------          ----           ----           ----           ----            ----
Units (2)              35,671         39,127         30,400         23,848          26,052
Net sales (3)       Ch$ 2,277      Ch$ 2,289      Ch$ 1,902      Ch$ 1,592       Ch$ 1,786

-----------------
(1)  Each respective year ends December 31.
(2)  Units are set forth in thousands and include all glass containers sold in this sector, regardless of size.
(3)  Net Sales are set forth in millions of Constant Pesos.

     In general, the use of glass containers in the packaging of food is significantly less in Chile than in more developed economies. In 2001, net sales in the packaged food container sector increased by 12.2% over 2000, while unit sales increased about 9.2%. This increase was in part due to the development of containers for the olive oil and fruit preserves markets.

     The utilization of glass containers in the Chilean packaged food sector currently remains at levels below those in Europe, North America and certain other Latin American countries. Products normally sold in glass containers in other countries are frequently sold in plastic, paper, or in other containers in Chile. The Company's current growth strategy includes the development of new food containers that have succeeded in other countries, advertisement campaigns promoting the use of glass packaging for food products, capital investments in machinery specifically designed to produce glass food containers and special marketing efforts targeted towards food producers.

Pharmaceuticals

     Glass containers produced for the Chilean pharmaceutical sector are primarily used for cough suppressants, vitamins, antiallergenics and antibiotics, which are usually in the form of liquid syrup. The Company currently provides containers for these products in three sizes to the principal pharmaceutical companies. Pharmaceuticals accounted for approximately 0.8% of the Company's net sales of glass containers in 2001. The Company's limited sales to the cosmetics market are also included in this sector.

     In 2001, net sales for this segment increased by 8.3%, primarily due to price adjustments.

     The following table sets forth the number of units sold by the Company and related net sales revenues to the pharmaceutical sector for the periods indicated:

     YEAR (1):          1997          1998           1999           2000            2001
     ---------          ----          ----           ----           ----            ----
Units (2)              19,922        12,376         14,449         13,115          13,048
Net Sales (3)       Ch$   785     Ch$   467      Ch$   514      Ch$   466       Ch$   504

-----------------
(1)  Each respective year ends December 31.
(2)  Units are set forth in thousands and include all glass containers sold in this sector, regardless of size.
(3)  Net sales are set forth in millions of Constant Pesos.

Plastic Containers

     As of December 31, 2001, the Company had a 50.0% interest in Envases CMF S.A., a company engaged in the production of plastic containers, caps and crates. Envases CMF manufactures a variety of plastic containers for such industries as non-alcoholic beverages, cooking oils, cleaning products, chemicals, lubricants, and agribusiness.

     In 2001, Cristalerias and Embotelladora Andina S.A. ("Andina") agreed to form a partnership in the plastic packaging area through their respective subsidiaries Crowpla-Reicolite S.A. and Envases Multipack S.A. ("Multipack"). This partnership was developed through a capital investment by Andina Inversiones Societarias S.A. to give it a 50.0% share in Crowpla-Reicolite. The remaining 50.0% continues to be held by Cristalerias. The company's name was subsequently changed to Envases CMF S.A. ("Envases CMF"). The concentration of operations at a single plant is intended to improve Envases CMF's operating efficiency, productivity, and profitability; as well as to better satisfy customer needs.

     Envases CMF's general business strategy is to diversify its line of products, to maintain its position as a leading Chilean producer of PET bottles and preforms and to diversify its production capacity to include new plastic products for the packaging market. Obtaining ISO 9001 certification was a landmark event for the Company during 2001.

     The following table sets forth the volumes sold by Envases CMF and the related net sales revenues for the periods indicated:

    YEAR (1):             1997             1998             1999              2000            2001(2)
    ---------             ----             ----             ----              ----            -------
Metric Tons (3)           6,600            7,382             9,064              9,553             19,301
Net Sales (4)         Ch$ 8,644        Ch$ 9,357        Ch$ 10,387         Ch$ 12,625         Ch$ 27,897
Net Profit            Ch$   392        Ch$    56        Ch$    486         Ch$    607         Ch$  1,838

-----------------
(1)  Each respective year ends December 31.
(2)  Figures for 1997 through 2000 only consider Crowpla-Reicolite. 2001 figures include Multipack, for approximately half of the year.
(3)  Metric tons include all plastic products sold in this sector, regardless of form.
(4)  Net sales and net profit are set forth in millions of Constant Pesos.

     There are a variety of producers of PET bottles in Chile and one of them is owned by a beverage producer. As a manufacturer approved by Coca-Cola, Envases CMF supplies a significant percentage of bottles and preforms sold to Coca-Cola bottlers in Chile.

     During 2001, Envases CMF's sales measured in tons rose by 17% over aggregated sales of Crowpla-Reicolite and Multipack sales for 2000, from 21,670 tons to 25,389 tons. The increase is largely due to the growth in sales of the returnable PET formats, as well as the development of a 250cc format for soft drinks. PET preform sales grew by 35% during 2001, due to higher sales in Chile. Non-returnable bottles for the soft drinks and the juice markets increased by 8.4%.

     Sales in the cooking oil market increased only by 1% during 2001, due to significant competition from bottled oils imported from Argentina and Bolivia. Supply agreements signed by Envases CMF for the supply of caps for packaged oil have placed the Company at the forefront of the industry with an estimated market share of 75% for year 2001. The Company managed to penetrate the juice and dairy product markets in 2001, where it has distinguished itself because of the technological advancements in its packaging.

     During 2001, total sales in the plastic container business totaled Ch$27,897 million, an increase of 121% over 2000 sales. This increase stems mostly from higher sales volumes (partially attributed to the joint venture with Multipack, which reached 19,301 tons), and higher sale prices (directly related to the increase in international market prices of certain required raw materials).

Customers

     In 2001, wine producers, liquor producers, beer producers, soft drink bottlers and packaged food producers comprised approximately 99% of industry demand for glass containers in Chile. The Company currently has leading positions within these customer groups and believes that its market position gives it the ability to take advantage of new opportunities and areas of growth in each customer segment.

     The Company sold its glass containers to more than 450 customers in 2001. Sales to its leading ten customers accounted for approximately 66% of the Company's net sales in 2001. The three largest customers Vina Concha y Toro, Vina San Pedro and Vina Santa Rita, accounted for approximately 32% of the Company's net sales of glass containers for the year.

     Generally, the Company does not enter into long-term supply contracts with its principal clients, but from time to time, enters into non-binding annual letters of understanding with certain key customers. These letters of understanding allow the Company to estimate demand, as well as to plan production accordingly. Individual orders are made on the basis of purchase orders and short-term contracts of less than one year.

     Sales of wine bottles to Santa Rita, an affiliate controlled by the Company, accounted for 8.9% of the Company's net sales in 2001. Any sustained interruption, curtailment of production, or use of alternative packaging products by any major customers could affect the Company's sales levels and accordingly, could have a material adverse impact on the Company.

     Envases CMF's principal customers are the Coca-Cola bottlers, which in 2001, accounted for approximately 74% of its net sales.

Capital Expenditure Program

     The Company's capital expenditure program is designed to achieve greater cost efficiencies and preserve its leadership in the glass container market in Chile. A modernization plan approved by the Board of Directors, which commenced in 1993 and continued through 2001, has involved investments totaling US$161 million, most of which has been financed internally. For 1999, 2000 and 2001, the Company invested US$9.4 million, US$21.3 million and US$28 million, respectively. The Company currently estimates that it will invest an additional US$45 million over the next five years in the glass container business. The Company expects to invest US$5 million to US$7 million per year of this amount in general plant improvements, except for year 2003 when an additional furnace is expected to be refurbished; therefore, 2003 plans would require a total investment of approximately US$20MM.

     In 2001, the Company invested US$28 million in fixed assets in the glass container business. This figure included costs associated with the rebuilding and expansion of furnace C, which now has an annual production capacity of 90,000 tons.

     For 2002, the Board approved a US$4 million capital expenditure outlay to complete the refurbishing of furnace A.

     In 2001, Santa Rita invested US$10 million in supplementing the vineyard's planted land holdings by expanding its winemaking capacity via the installation of new stainless steel tanks and the acquisition of equipment. Additionally, a wine cellar with an area of 2,400 square meters was built in Alto Jahuel. These investments are a key part of Vina Santa Rita's strategic plan, which targets both the productions of high quality wine and significant production efficiencies.

     In 2001, Envases CMF invested approximately US$2.7 million in new injection-molding equipment and blow-up machinery (This figures does not consider assets acquired from Multipack).

Competition

     During each of the last five years, the Company has accounted for more than 80% of all glass containers produced in Chile, as measured by weight. Significant direct domestic competition in the glass container business is currently limited to a single Chilean manufacturer with an estimated total capacity of 30,000 to 45,000 metric tons per year. Other significant current competitors are Argentine glass container manufacturers, whose production has historically exceeded domestic demand. Accordingly, Argentine glass container manufacturers have from time to time sold certain excess production in Chile.

     Although there are currently no legal or regulatory barriers to entry into the Chilean market for glass containers, substantial investment is required to establish or acquire production and distribution facilities. Practical barriers, such as the development of client relationships and the need for economies of scale, may make the entry of additional direct domestic competitors difficult. Nevertheless, there can be no assurance that new competition will not emerge.

     The Company's main competition comes from manufacturers of non-glass containers or glass substitutes. These containers include plastics, aluminum cans, steel cans, and tetra-pak and an increase in use of these containers may cause a reduction in demand for the Company's glass containers. Local production and imports of different types of containers into the Chilean market may be expected to continue to heighten competition in the container industry during 2002 and beyond. This could materially and adversely affect profit margins of the Company's sales of glass containers in the Chilean market and accordingly, could materially affect its operating results.

     The plastics industry is highly competitive. There is one competitor in the production of PET bottles for non-alcoholic beverages that is a bottler who uses in-house production facilities to satisfy its own needs. Furthermore, it may at times sell excess capacity to third parties. In addition there is a variety of smaller privately-owned companies that manufacture PET containers. The Company's principal competitors in the production of plastic containers for detergents, lubricants, foods and other products are a variety of privately owned companies, whose presence makes the market for plastic container products highly competitive.

New Products--Research and Development

     The Company seeks to provide its customers with innovative product alternatives to meet their packaging needs. However, no single new product, refinement, or group of new products and refinements, has been introduced recently or is scheduled for introduction that would require significant or material investment in research and development. The Company does not anticipate significant investment in technological research and development in the near future. Rather, the Company intends to continue market research and to purchase established technologies in order to update and diversify its product line.

Raw Materials

     The primary raw materials used in the manufacturing of the Company's glass containers are soda ash, silica, limestone and recycled glass. The Company obtains most of the silica sand it requires from its own extraction facilities and processing plants located in San Sebastian and El Turco districts in the town of Cartagena, Chile. Other raw materials are obtained from Chilean suppliers, with the exception of soda ash, which is obtained from foreign suppliers. The most significant materials, in terms of cost are energy and soda ash. The Company maintains relations with a variety of suppliers of its other raw materials and obtains materials from each of them on the basis of current market conditions and advantages. All of the contracts or other agreements between the Company and third party suppliers of the Company's principal raw materials contain customary commercial terms and conditions. The Company does not believe that it is dependent on any one supplier for a significant portion of any of its raw materials, with the exception of electrical power and natural gas, which are supplied by local utilities companies. During the preceding ten years, the Company has not experienced any significant difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices.

     The use of recycled glass in the manufacturing process offers environmental and cost advantages over the use of other raw materials. Currently, approximately 30% of the Company's requirements for raw materials are supplied by recycled glass. The Company promotes a recycling campaign and has operated a processing plant for recycled glass since 1995.

     The principal raw materials used in the manufacture of plastic containers are plastic resins (PET and HDPE) imported from a variety of suppliers who are selected on the basis of competitive terms.

     In the case of Santa Rita, the investment strategy has included the acquisition and planting of additional vineyards to reduce the dependence on third parties for grapes and to improve the quality of the wines. In 1988, less than 20% of the grapes used in the makeup of Santa Rita's premium wines were grown in its own vineyards. Grapes purchased from third parties are carefully controlled for quality, not only by shipment, but also by geographic source and growing technique. Santa Rita's objective is to grow nearly 50% of the grape supply for its premium wines by the year 2007.

     As of December 31, 2001, Santa Rita owned 1,933 hectares, and leased an additional 297 hectares under long-term contracts; totaling 2,230 hectares in Chile. In addition, it owns 800 hectares of land in the province of Mendoza in the Republic of Argentina. Of the total, 2,057 hectares are planted, in the most important valleys of the Chilean wine industry: Maipo, Rapel, Lontue, Casablanca and Apalta areas; as well as in Mendoza, in the Republic of Argentina.

Patents and Licenses

     The Company has a number of patents for a variety of products and is a licensee under several patents owned by Owens-Illinois. While in the aggregate its patents are of material importance to its business, the Company does not consider any one patent, or group of patents, relating to a particular product, or process, to be of material importance to the business as a whole.

Technical Assistance Agreement

     The Company's technical advisor in the glass container business is Owens Brockway, Inc. ("Owens Brockway"), an Ohio corporation and a subsidiary of Owens-Illinois. Pursuant to a Technical Assistance Agreement (the "Owens Agreement"), effective since 1977. Owens Illinois will supply manufacturing, engineering and other technical assistance, licensing of technology for the enhancement and modernization of the design and manufacturing of glass containers and related assistance in marketing, sales and administration. The Owens Agreement, which was renewed in 1994 for a period extending through September 2004, provides for the payment of quarterly royalties by the Company to Owens-Illinois and separate compensation for additional services received or equipment purchased from Owens-Illinois. The Owens Agreement may be terminated by Owens Brockway if the Company defaults in its obligations or certain events occur constituting a change in the control of the Company. This advisory relationship is representative of the Company's and the Elecmetal Group's philosophy of seeking long-term strategic relationships with leading global companies in relevant business segments. The Company considers its relations with Owens-Illinois to be on good terms.

Seasonality

     Sales of wine, beer and non-alcoholic beverage containers are seasonal. In the case of wine, shipments are typically greater in the third quarter due to the proximity of Christmas and New Year's Eve. For beer and non-alcoholic beverages, shipments are greater in the fourth quarter of each year, due to an increase in expected demand during the warm summer months in the southern hemisphere. Other products of the Company are subject to less seasonality.

Government Regulation

     The Company is subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile, including without limitation labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and antitrust laws. These include among others regulations to ensure sanitary and safety conditions in manufacturing plants.

     Pursuant to Law No. 19,705 enacted in December 2000, the controlling shareholders of publicly traded corporation can only sell their controlling shares via a tender offer issued to all shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by it, when the price to be paid is substantially higher than the market price (when the price paid is higher than the average market price for a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10% to 15% as annually determined by the SVS). Transitory
Article 10 of Law No. 19,705 established a term of three years during which the controlling shareholders of publicly traded corporation would be authorized to sell directly their controlling shares to a third party without requiring the buyer to issue a tender offer to all shareholders, provided that such authorization was granted by a General Shareholders Meeting held within a six-month period after the enactment of the said Law. The Company did not address Transitory Article 10 of Law No.

19,705 within the prescribed six-month period, and thus, the three-year transition period under Transitory Article 10 does not apply to the Company's shareholders.

     There are currently no material legal or administrative proceedings pending against the Company with respect to any regulatory matter and the Company believes, to the best of its knowledge, that it is in compliance in all material respects with all applicable statutory and administrative regulations with respect to its business. We cannot guarantee, however, that present regulations will not be modified or that new regulations will not be enacted in the future which could materially affect the Company. We also cannot give assurances that the government will not institute proceedings against the Company based on existing regulations.

Environmental Matters

     The Company's operations are subject to both national and local regulations for the protection of the environment. The Chilean Health Code establishes minimum health standards and provides for regulation of air and water quality and sanitary landfills. The Ministry of Health has issued various regulations to control atmospheric pollution in the Santiago metropolitan region ("Pollution Regulations"), which allow that in cases of emergency due to high levels of air pollution, the Santiago metropolitan regional section of the Servicio de Salud del Ambiente ("Environmental Health Service"), a division of the Ministry of Health, has the authority to order the temporary reduction or cessation of the activities of companies in the region that produce emissions.

     After a thorough review, the Company installed an electrostatic precipitator (scrubber) at its Padre Hurtado plant with sufficient capacity to reduce the cumulative emissions of all four furnaces to levels below the highest particulate emissions permissible, according to the Pollution Regulations as implemented in 1997. In 2000 the Company also purchased a second electrostatic precipitator for US$2.0 million, which enables the company to comply with current standards for particulate material. Operation of this precipitator began during the second quarter of 2000.

     There are no material legal or administrative proceedings pending against the Company with respect to any environmental matters and the Company believes, to the best of its knowledge, that it is in compliance in all material respects with all applicable environmental regulations. The regulation of matters relating to environmental protection is not as well developed in Chile as it is in the United States and other countries. The Company's operations are now subject to the Ley 19.300, Sobre Bases Generales del Medio Ambiente ("Law No. 19,300, Environmental Framework Law"), which was enacted in 1994. This Chilean environmental legislation requires the Company to hire independent experts to conduct environmental impact assessments of any future projects, modifications to the existing facilities or activities that are likely to have a significant detrimental impact on the environment. The regulation also creates a National Environmental Commission, as well as regional commissions to supervise any required environmental impact assessments for all new projects, including those of the Company. While the Company believes, to the best of its knowledge, that it will continue to be in compliance with all applicable and environmental regulations, there can be no assurance that future legislative or regulatory developments will not impose restrictions on the Company that would have a material effect on its operating results.

II.    Santa Rita Winery

General

     In 2001, Santa Rita was the second largest producer of wine in Chile and the third largest exporter of bottled wine, measured in volume sales. The production, sales and marketing efforts aimed at two principal segments: (i) fine wines, mainly for the export market; and (ii) wines for mass consumption, exclusively for the domestic market. The Company had a 54.1% interest in Santa Rita as of December 31, 2001.

     From 1992 to 1996, Santa Rita's sales increased marginally largely as a result of increasing sales to the export markets. From 1997 to 2001, Santa Rita's sales have increased at an average annual rate of approximately 11.5%, largely as a result of the significant growth in exports of bottled wines and an increase in market share in the domestic market.

     The following table sets forth certain financial information regarding Santa Rita for the periods indicated:

    YEAR (1):                  1997              1998              1999               2000              2001
    ---------                  ----              ----              ----               ----              ----
Net Sales (2)              Ch$ 42,138        Ch$ 52,273        Ch$ 54,792         Ch$ 61,984       Ch$  65,076
Cost of Sales                 (26,115)          (34,458)          (36,366)           (39,534)          (40,178)
Gross Margin                   16,023            17,815            18,426             22,450            24,898
SG&A Expenses                  (9,284)           (9,850)          (10,611)           (12,935)          (13,717)
Operating Income                6,739             7,965             7,815              9,515            11,181
Non-operating Income           (1,054)           (1,609)           (2,476)            (2,197)           (2,277)
   (loss)
Net Income                      4,914             5,549             4,981              6,202             7,220
Total Assets               Ch$ 71,330        Ch$ 78,089        Ch$ 90,534         Ch$ 94,187       Ch$ 114,571

-----------------
(1)  Each respective year ends December 31.
(2)  Figures are set forth in millions of Constant Pesos.

History

     In 1980, the Elecmetal Group and Owens-Illinois, the world's leading glass bottle producer, acquired the Vina Santa Rita property, including its brands, the Alto Jahuel plant and 50 hectares of vineyard adjacent to the plant.

     The Elecmetal Group invested heavily in Vina Santa Rita in a number of areas. In production, significant investments were made in technology, and pioneering winemaking techniques were introduced. In 1985-1986, Vina Santa Rita wines began making significant inroads into worldwide markets. In 1987, Vina Santa Rita acquired Vina Carmen, a winery with a good reputation in the domestic market. In 1988, the Elecmetal Group purchased Owens Illinois' share of Vina Santa Rita and took over full control of Vina Santa Rita. Subsequently, in 1991, Santa Rita was transformed administratively from a limited partnership into a listed stock corporation, and trading of its common stock commenced on key Chilean exchanges.

     In the late 1980s and early 1990s, Santa Rita experienced significant expansion due to the growth in its exports and the excellent reputation that its products developed.

     In July 1996, Santa Rita purchased a 39.35% interest in Vina Los Vascos for approximately US$5.8 million. Vina Los Vascos was a leader in the Chilean wine exports market, due to the quality of its wines and the expertise of its principal shareholder, Les Domaines Barons de Rothschild (Lafite).

     To finance this acquisition and to expand Santa Rita's wine and grape production capacity, during July and August of 1996 Santa Rita issued 165 million additional shares of Common Stock at a price of Ch$50 per share thus, increasing equity by approximately US$20 million. In this offering, the Company purchased 95,200,000 shares of Santa Rita Common Stock for Ch$4,793 million.

     In September 1997, Santa Rita expanded beyond Chilean borders, forming the company Vina Dona Paula S.A. in the Republic of Argentina. This expansion included the acquisition of two properties, one in Ugarteche, in the region of Lujan de Cuyo and another in Cordon de Plata, in the region of Tupungato, both in the province of Mendoza. Dona Paula now has approximately 800 hectares of land and a winery including 231 hectares of plantations, of which 90 hectares are being developed and planted and more than 80 hectares have produced their first harvest. Vina Dona Paula has a winemaking cellar with a capacity of 580,000 liters.

     In September 1999, Santa Rita increased its ownership interest in Vina Los Vascos S.A. by 3.65% to 43%, paying a total of Ch$392 million (US$ 700,000). In addition, Vina Los Vascos S.A. received a capital investment in 1999, from by its partners (of Ch$479 million or US$ 900,000).

     In 2000, Santa Rita increased its market capitalization by Ch$ 5,810 million by issuing 83 million of stock. In the first phase, 70% was subscribed and paid for accordingly. The remainder is due within 3 years of April 12, 2000.

     In 2001 the Board of Vina Santa Rita decided to transfer the commercial administration of and its 99.9995% ownership stake in Vina Dona Paula to Vina Carmen.

     Vina Santa Rita has six production facilities. The primary cellar is located in Alto Jahuel, in the town of Buin, where fine wine is made, aged and bottled. The facility can store 17 million liters and includes sophisticated vinification machinery and modern bottling lines. In Los Lirios, Rancagua, the winery owns a family-style winemaking facility with capacity of 25 million liters and a plant for vinification and bottling. In Pirhuin, in the locality of Lontue, the winery owns a vinification plant dedicated exclusively to the production of fine wines, with a capacity of 9 million liters. In Palmilla, in the province of Colchagua, Santa Rita owns a modern cellar with vinification and aging facilities for 10 million liters of fine red wines exclusively. In addition, the installations of Vina Carmen are located to the north of the Santa Rita plant in Alto Jahuel, and include a plant equipped with modern vinification systems and cellars for the aging of 9 million liters of fine wine. Also, in Ugarteche, Republic of Argentina, Vina Dona Paula has a plant with machinery and vinification systems with a capacity of 580,000 liters.

     As of December 31, 2001, the Company held a 54.1% interest in Santa Rita and the Elecmetal Group as a whole held a 77.6% interest in the winery.

Business Strategy

     Santa Rita's overall strategy is to continue to differentiate its products from those of its competitors. Santa Rita distinguishes itself by producing and selling wine of the highest quality in each market segment. Each element of Santa Rita's business strategy is designed to enhance its ability to produce high quality wines of exceptional value. To implement this strategy, Santa Rita plans to do the following:

     o to maintain its emphasis on the production of "premium" wine through continued investments in improved equipment and technology and through the engagement of expert winemakers;

     o to reduce its dependence on outside suppliers of grapes through the development of its own vineyards;

     o to promote sales of Chilean wines in the international market through efforts coordinated with other leading exporters of Chilean wine and;

     o to maintain its dominant domestic market position of its "120" brand and increase overall market share through market segmentation with the introduction of new brands and products.

Chilean Wine Industry

     Chile's wine production fluctuated considerably in the 1960s and 1970s, due to changing economic and regulatory policies. Wine production peaked in 1986, at 460 million liters, leading to excess supply and low prices. At the same time, favorable conditions in the Chilean fruit market, led to elimination of vineyards to move from planting grapes (or wines) to planting other fruits. Also, a significant number of landholding families sold their vineyards to larger wineries, many of which implemented modernization programs to produce premium wines. The success enjoyed by premium Chilean wines in the international markets offered a growth opportunity for many Chilean wineries, resulting in a significant dedication of Chilean production facilities to production of finer quality wines for export. In 2001, net sales of wine exports by Chilean winemakers grew 3.3% over 2000, generating export revenues of US$588 million.

     The following table sets forth the volume of Chilean wine exports and related net sales revenues for the periods indicated:

      YEAR (1):               1997          1998          1999           2000          2001
      ---------               ----          ----          ----           ----          ----
Liters exported (2)         216,283       230,953       234,156        264,750       308,941
Net Sales (3)               US$ 412       US$ 503       US$ 526        US$ 573       US$ 588

-----------------
(1)  Each respective year ends December 31.
(2)  Set forth in thousands.
(3)  Set forth in millions of nominal U.S. Dollars.
     Source:  Chilean Exports Association.

     According to the Organizacion Internacional del Vino ("International Wine Organization"), the Chilean wine export market has been experiencing a boom for several years and the Company's management believes that Santa Rita has been a key participant in that growth. In 2001, net sales of wine increased because of a rededication in production toward the more profitable export market. This rededication included increases in advertising and promotional expenditures abroad. Chilean wines are experiencing increasing competition in the international market, from certain low cost producers, including winemakers in New Zealand, Australia, Argentina, South Africa and other countries. In this competitive market, high quality products at affordable prices are essential to continued growth in international markets.

Business

     Since 1988, Santa Rita has pursued a strategy of investing in its grape production and winemaking facilities to improve the quality of its wines and at the same time, increase exports. Consequently, in 1992, Santa Rita initiated a capital expansion and improvement program aimed at increasing both the quality and quantity of its wines. Santa Rita has invested approximately Ch$49,908 million (US$ 76.2 million) in real terms since 1993, primarily in the acquisition of new land, winemaking machinery, winery operations and investments in Argentina. In 2001, US$10 million was invested to increase Santa Rita's vinification capacity, through the acquisition of sophisticated equipment, to increase the capacity of fine wine cellars, to increase the planted lands owned by the Company, and to modernize production processes. This was accomplished by installing new stainless steel tanks and by acquiring high-tech equipment. These investments represent a key facet of Vina Santa Rita's strategic plan and have led to significant increases in productivity.

     In the last five years, Santa Rita's physical sales in liters in the domestic market have increased at an average annual rate of 12.0%. The increased volume has been offset by lower prices in line with the decreasing cost of raw materials. As a result, real prices have fallen by 13.4% in the last 5 years. There has also been a strong marketing strategy and the launching of new products. In 2001, case sales in the domestic market rose by 11.3% from 2000, compared with an 11.9% increase in sales of the market overall (Source: ACNielsen). Increases in case sales were achieved through the success of the introduction of new products (such as the "Carmenere" vinestock, the "Hermanos Carrera" brand re-launching, and the "Tolten" brand introduction), as well as the growth of the "120" brand. It is noteworthy that 44% of Santa Rita's total revenues for year 2001 came from wines introduced during the last three years. These efforts have been complemented by aggressive marketing campaigns, in addition to the winery's recently launched web site.

     In the export market Santa Rita's results were favorable despite the recessions in the world's leading economies. Sales measured in cases have increased an average of 10.9% per year in the last five years, while net export sales have grown 20.0% in real terms during that period. This has been achieved by exports to more than 50 countries and higher price levels. Export volumes for 2001 rose by 2.1%, compared with a 4.0% average increase for bottled wine exports from Chile as a whole. The Company's increased sales are primarily due to an 8% increase in exports during 2001 to Europe.

     The following table sets forth Santa Rita's sales volume, both overall and in the domestic and export sales individually for the periods indicated:

     YEAR (1):             1997              1998               1999               2000               2001
     ---------             ----              ----               ----               ----               ----
Domestic market
  Cases (2)                3,950             4,662              4,822              5,531              6,154
  Net Sales (3)       Ch$ 23,557        Ch$ 29,414         Ch$ 30,499         Ch$ 32,857         Ch$ 31,893
Export market:
  Cases (2)                1,155             1,345              1,397              1,593              1,626
  Net Sales           Ch$ 15,811        Ch$ 20,801         Ch$ 23,328         Ch$ 27,883         Ch$ 31,834
Total
  Cases                    5,105             6,007              6,219              7,124              7,780
  Net Sales (4)       Ch$ 39,368        Ch$ 50,215         Ch$ 53,827         Ch$ 60,740         Ch$ 63,727

-----------------
(1)  Each respective year ends December 31.
(2)  In thousands of cases, each of which contains twelve 750 cc. bottles (9 liters).
(3)  In millions of Constant Pesos. Bulk sales are not included.
(4)  In millions of Constant Pesos.  Figures do not include Other sales.

     Santa Rita offers a broad selection of wines in the premium and popular wine segments of the table wine market. For the export market, Santa Rita produces and markets wines under the following brand names: Casa Real, Medalla Real, Reserva, "120" (used for premium and popular wines), Floresta (ultra premium wines), Carmen and Terra Andina. In the domestic market, the following brands are produced and marketed: Casa Real, Medalla Real, Cepas Finas, "120," Bodega Uno, Frizz, Hermanos Carrera, Tolten, Floresta and the Carmen product line.

     Each of these brands is factored into Santa Rita's overall domestic and international marketing strategy. In the domestic market, Santa Rita's efforts focus on establishing an image of quality and good value, given the shift toward the consumption of finer quality wines in Chile. In the international market, Santa Rita has joined other Chilean producers in an advertising effort to promote the price-quality value of Chilean wines. In addition, Santa Rita has concentrated its efforts on affluent countries that recognize and value quality wines, including the United States, Great Britain, Canada, Denmark, Germany, among other countries. This strategy has enabled Santa Rita to raise prices higher than the rest of the industry, with prices of US$30.1 per case, as compared to the industry average of US$23.85 per case during 2001.

     The export market includes exports of both Santa Rita and Vina Carmen. The latter brand was purchased in 1987 and has been a 99.9% subsidiary of Santa Rita since 1992. Vina Carmen's production is almost exclusively targeted to the export market. Vina Carmen has its own winery, which was built in the first half of 1993 and has sufficient capacity to support the growth it has projected for the next few years. Exports from Vina Carmen increased approximate 7% in 2001.

     The marketing of Santa Rita wines varies according to the market segments. In the domestic market, all marketing is coordinated with its own sales force of more than 102 salespeople, working in the principal office in Santiago and in seven locations throughout Chile. In the international market, a network of exclusive distributors located in each of the markets where the wine is exported coordinate all international sales.

     During 2001, Santa Rita employed approximately 1,233 people.

Vineyards and Winemaking

     Santa Rita's emphasis on quality begins in the vineyards and focuses on growing premium and ultra premium varietal grapes, including Cabernet Sauvignon, Carmenere, Petit Syrah, Chardonnay, Merlot and Sauvignon Blanc. Wine production is subject to certain risks, including, but not limited to, changes in weather and invasive pests, such as phylloxera (a pest that feeds on susceptible grape rootstock that has infected French and Californian vineyards). In 2001, there were no cases of phylloxera in Chilean vineyards.

     An essential component in the quality of the wine is strict supervision of the grapes and vineyards. Santa Rita's investment strategy has included the acquisition and planting of additional vineyards. In 1988, less than 20% of the grapes used in the elaboration of Santa Rita's premium wines were grown in its own vineyards. Grapes purchased from third parties are carefully controlled for quality, not only by shipment, but also by geographic source and growing technique. Santa Rita's objective is to grow nearly 50% of the grape supply for its premium wines by 2007. As of December 31, 2001, nearly 38% of the grape supply for Santa Rita's premium wines came from its own vineyards.

     As of December 31, 2001, Santa Rita and its subsidiaries owned 1,933 hectares and in addition has 297 hectares under long-term contracts, totaling 2,230 hectares in Chile. In addition, it owns 800 hectares of land in the province of Mendoza, Republic of Argentina. Of the total, 2,057 hectares are planted. Of these, 987 hectares are located in the Maipo valley, 368 in the Rapel valley, 159 hectares in the Curico valley, 312 in the Casablanca valley, and in Argentina 176 hectares in Ugarteche and 55 hectares in Tupungato. Santa Rita believes that diminished dependence on grapes purchased from third parties will significantly reduce its costs and enhance the profitability of operations.

     The following table sets forth the planted vineyards owned by Santa Rita and subsidiaries for the periods indicated:

                                        2000(2)                               2001(2)
      Location                   Acres           Hectares             Acres            Hectares
      --------                   -----           --------             -----            --------
Maipo Valley                     2,491              1,008              2,439                987
Rapel Valley                       919                372                909                368
Casablanca Valley (1)              783                317                771                312
Maule Valley                       282                114                393                159
Ugarteche (Argentina)              489                198                435                176
Tupungato (Argentina)              136                 55                136                 55
                                ------            -------             ------            -------
TOTAL                            5,100              2,064              5,083              2,057

-----------------
(1)  Vina Santa Rita has a long-term rental contract for 297 hectares.
(2)  Figures only include land that has been planted. Land occupied by roads, buildings and other such facilities is excluded.

III.     Media and Communications

General

     In accordance with the Company's general strategy to invest in potential growth sectors of the Chilean market, the Company has pursued opportunities in the Chilean communications and media sectors since 1989. Through its 98.2% interest in CIECSA, the Company has interest in a variety of media companies, including: (i) a 50% interest in Ediciones Chiloe S.A., which in turn holds a 74.7% interest in Ediciones Financieras S.A. ("Ediciones Financieras"), which publishes El Diario, a Chilean financial newspaper; (ii) a 49.9% interest in Zig-Zag, which is a publishing company; and most significantly, (iii) a 78% interest in Red Televisiva Megavision S.A., which is one of Chile's three largest broadcast television networks. In addition, through Cristalchile Comunicaciones S.A. ("Cristalchile Comunicaciones"), the Company has a 50.0% interest in Cordillera Comunicaciones Ltda. ("Cordillera"), which owns a 99.9% interest in Metropolis-Intercom, one of the two Chilean cable television companies, which has approximately 40% market share as measured by number of subscribers.

     The following chart illustrates the Company's interests in the Chilean communications and media sectors on December 31, 2001:


[ORGANIZATION CHART (Description Needed)]

Television Broadcasting and Other Media

     In November 1989, the Company acquired a perpetual concession to operate a nationwide television frequency ("Channel 9" in Santiago) via public auction. Since the liberalization of the Chilean communications sector, this was the first concession granted that allowed direct competition with the state-owned Television Nacional de Chile ("Channel 7") and Corporacion de Television Universidad Catolica de Chile ("Channel 13") operated by the Catholic University.

     Beginning in January 1990, Megavision's management designed a broadcast system, constructed studios, purchased and installed network equipment and assembled a team of network technicians and professionals. Only ten months after its incorporation, Megavision began broadcasting in Santiago, Valparaiso and Vina del Mar. Since that time, Megavision has continued to pursue an aggressive program of network expansion and development and currently owns and operates modern, technologically advanced broadcast equipment and facilities. Currently, the network links 59 transmitters and relay stations and covers over 97% of Chilean territory.

     Consistent with the Company's strategy of establishing strategic alliances with leading international corporations, in December 1991, the Company entered into a joint venture with Televisa, the world's largest Spanish-speaking television network. Pursuant to the terms of the joint venture, the Company and other members of the Elecmetal Group sold a 49% interest in Megavision to Televisa.

     In January 1992, the Company and the other members of the Elecmetal Group transferred their interests in Megavision to CIECSA, a company formed to manage the Company's investments in the communications area. In 1991, CIECSA diversified its media holdings through the acquisition of a 50% interest in Multimedia S.A. ("Multimedia"), a Chilean publishing company and a 40% interest in a radiobroadcasting network owned by Radiodifusion y Sonido S.A, which was sold in March 1995.

     In April and November 1994, CIECSA acquired 34.15% of the capital stock of Ediciones Financieras, a Chilean company engaged in the publication of a financial newspaper. Subsequently, during the fourth quarter of 1995, CIECSA increased its interest in Ediciones Financieras to 59.65%.

     In April 1995, the Company acquired 30.4% of the capital stock of CIECSA from Navarino S.A., another member of the Elecmetal Group, increasing its total interest in CIECSA to approximately 80.4%. In March 1996, the Company formed Ediciones Chiloe in partnership with the Pearson Group (owners of the Financial Times, among other important financial publications), through its subsidiary Recoletos (Chile) Ltda. ("Recoletos"). Upon the formation of Ediciones Chiloe, CIECSA contributed its 59.65% interest in Ediciones Financieras to Ediciones Chiloe, acquiring a 75% interest in Ediciones Chiloe, leaving Recoletos with a 25% interest in Ediciones Chiloe.

     During April 1997, Megavision received an equity investment of US$6 million, of which 51% was provided by CIECSA and the remaining 49% by Televisa. Megavision's ownership structure remained unchanged. At the same time, the Company increased its ownership interest in CIECSA from 80.39% to 88.84%.

     In December 1997, Multimedia was dissolved, distributing the shares that it owned in Zig-Zag to its shareholders. Zig-Zag received a capital infusion of Ch$526 million, 33% of which was subscribed by CIECSA, increasing CIECSA's interest in Zig-Zag to 39.9%.

     In January 1998, CIECSA received a capital infusion of US$2.7 million. This capital investment was provided and paid for by the Company, raising its ownership in CIECSA from 84.84% to 91.6%. In addition, during February 1998, the shareholders of Megavision approved a capital investment of US$4.8 million, 51% of which was subscribed and paid for by CIECSA.

     In November 1998, CIECSA received a capital investment of US$4 million, which was provided and paid for by the Company, resulting in an increase in ownership interest to 94.48%. CIECSA and Televisa agreed to invest US$8 million in Megavision. Of the total, 51% was provided and paid for by CIECSA in December 1998. The Televisa group did not exercise its right to subscribe and pay for shares, which expired on June 30, 1999 and CIECSA's interest in Megavision was, thereby, increased from 51% to 62.64%.

     In July 1999, CIECSA received a capital investment of US$5.7 million, which was provided and paid for by the Company, resulting in a 96.6% ownership interest. On the same date, Megavision received a capital investment of US$3.8 million, which was provided and paid for by CIECSA, increasing its interest in that company to approximately 69.6%.

     In April 2000, the extraordinary meeting of shareholders agreed to invest US$ 4.6 million in Megavision. As a result, CIECSA S.A.'s stake in this company rose from 69.6% to 78.01%.

     On September 27, 2001 CIECSA sold shares in Ediciones Chiloe and Ediciones Financieras to Recoletos Chile Ltda., leaving CIECSA and Recoletos with a 50% ownership interest in Ediciones Chiloe. CIECSA does not maintain a direct stake in Ediciones Financieras. However, Ediciones Chiloe has a 74.7% stake in Ediciones Financieras.

Cable Business

     Since April 1994, the Company has participated in the Chilean cable television business through a joint venture with TCI-Bresnan (which subsequently changed its name to Liberty Media Corporation). The Company entered the cable television business by acquiring several cable companies in Santiago and Vina del Mar.

     In keeping with an agreement reached between the Company and TCI-Bresnan in June 1994, both parties acquired four additional cable television companies with operations in the southern region of Chile. In December 1994, the Company and TCI-Bresnan created Cordillera Holdings Comunicaciones Ltda ("Cordillera"). The Company and TCI-Bresnan each contributed to Cordillera their respective interests in the cable television companies mentioned above, concentrating all cable television operations in Cordillera, known commercially as Metropolis.

     In October 1995, the Company announced an agreement between Cordillera and Intercom, a corporation 80%-owned by Telefonica CTC Chile and 20%-owned by El Mercurio. This agreement sought to integrate the Metropolis and Intercom cable systems into a new company named Metropolis-Intercom. Under the agreement, Cordillera sold its cable television network to Telefonica CTC Chile for approximately US$100 million and granted to CTC the right to operate the Metropolis-Intercom cable systems and provide information transmission services, in accordance with a thirty-year renewable contract to supply service.

     In January 1996, both systems commenced operations under the name of Metropolis-Intercom, which was 60% owned by Cordillera and 40% owned by Intercom. Metropolis-Intercom provides cable television services in the cities of Iquique, Valparaiso, Vina del Mar, Santiago, Rancagua, Los Angeles, Temuco, Valdivia, Puerto Varas and Puerto Montt.

     Cable television is a relatively new business in Chile. The Chilean cable television industry started in 1992 with approximately 20,000 subscribers and one cable television provider. Since then, the industry has grown substantially to approximately to 700,000 subscribers at the end of 2001 (780,000 subscribers considering additionally satellite television). Despite this growth, the market is far from saturated. Approximately 21% of all homes in Chile are connected to cable television, compared to 50% in Argentina and 70% in the United States.

     Along with its expansion, the cable industry has experienced significant changes in its structure. Originally, cable television services were provided by smaller companies, which built systems without significant investments. In 1994, larger corporations began acquiring and consolidating existing cable TV companies, thus leaving the Chilean cable television market with six principal participants at the end of 1994: (i) Cordillera; (ii) Intercom (Telefonica CTC Chile and El Mercurio); (iii) TV Max (VTR); (iv) CableVision (United International Holdings); (v) Cable Express (Sonda and IM Trust); and (vi) Multivision (United International Holdings).

     By the end of 1996, the Chilean cable TV market consolidated leaving two major participants: Metropolis-Intercom and VTR Cable Express (formed as a result of the merger of TV Max, CableVision, Cable Express and Multivision). In 1996, Metropolis-Intercom focused on integrating the accounting, programming and customer service systems of the merged entities.

     In June 1996, the cable television subscription fee in Chile became subject to the 18% value-added tax ("VAT"). In 1998, Metropolis-Intercom launched its "Premium" service in the Metropolitan and Fifth Regions of Chile. Premium customers pay an additional fee for access to additional "Premium" movie and entertainment channels.

     During 1999, a web site was developed to improve communication with customers, and Metropolis-Intercom began to charge customers for the monthly programming magazine. The "Pay Per View" system was also established, which permits customers to watch movies at peak times.

     In May 2000, Cristalchile announced it had settled an arbitration proceeding with Telefonica CTC Chile, initiated in May 1998 to resolve the dispute between the parties over the development of Internet services through Metropolis-Intercom. Under the terms of the agreement, the Company's unconsolidated subsidiary, Cordillera, acquired the remaining 40% of Metropolis-Intercom and Metropolis Intercom acquired 100% of the HFC network it used from Telefonica CTC Chile, both transactions for a total amount of US$ 270 million. As of December 31, 2000, Cristalchile and Liberty Media Corporation were each 50% owners of Cordillera. This agreement allowed Metropolis-Intercom to offer advanced video, both analog and digital, Internet and data transmission services, among others, to the residential and business markets.

     In 2001, Metropolis-Intercom was adversely affected by high unemployment rates in Chile and stiff competition. Metropolis-Intercom ended the year with approximately 268,000 subscribers to the basic service; a 2.2% decrease compared with 2000. The premium service customer base grew by 6%, reaching 41,000 subscribers. Internet customers reached 13,000 subscribers by the end of 2001. The Company reported sales of Ch$45,847 million in 2001, Ch$44,880 million in 2000 and a net loss of Ch$9,837 million (Ch$3,766 million in 2000). The loss is primarily due to higher depreciation charges (Ch$9,312 million in 2001 as compared with Ch$6,213 million in 2000) of the HFC network acquired during the second half of 2000; higher programming costs associated with the fluctuations in the exchange rate; and a 5.8% reduction of the average monthly rate during the year.

     During 2000, Metropolis-Intercom regained its competitive edge with the purchase of the HFC network, which enhanced its bandwidth operations. Principal strategic activities undertaken during 2001 included the following:
(i) corporate image repositioning; (ii) development of internet services in the east end of Santiago for better penetration and product differentiation; and (iii) reconfiguring of the price structure.

     Metropolis-Intercom's business strategy includes the following: (i) to increase its market penetration in current concession areas; (ii) to expand its network to new areas on a selective basis; and (iii) to provide new high bandwidth services, as they become available. The Company believes that Cordillera's access to the technical support and technology of Liberty Media, along with the programming expertise acquired through Megavision, will help Metropolis-Intercom compete with other Chilean cable television companies.

Regulation

     Chilean regulations classify cable television services as "limited telecommunications services." Only Chilean-based companies are currently permitted to install, operate and/or provide these services after being granted a license by the Chilean Under-Secretariat of Telecommunications. Licenses are granted no later than sixty days after the application has been made and have indefinite terms.

     Chilean regulations apply the following restrictions to limited telecommunications services: (i) they must be provided for specific persons, entities, or companies that have previously entered into a contract with the service provider; (ii) they can be provided only within Chile; and (iii) they cannot provide access to or from public telecommunications networks.

     However, cable television companies can apply for a license to provide "intermediate telecommunications services" which consist of renting their network to other telecommunications companies. Thus, a cable television company's network can be used by third parties to provide public telecommunications services including basic telephony services.

Broadcast Television

     Megavision is a television network that offers a full array of broadcast services. Approximately 56% of Megavision's air time is currently dedicated to syndicated programming, which includes soap operas and other dramatic series, films, comedies and other special events. Megavision also produces its own programs, focusing on news and current events, sports and other programming suitable for family audiences.

     Megavision competes primarily with five networks: four national competitors (Channel 7, Channel 13, Channel 11, and Channel 4) and one citywide station, located in Valparaiso. Megavision has become one of Chile's top three stations measured by market share, with an audience share of approximately 19.4% during 2001 (19.3% in 2000). Megavision's programming has enabled it to maintain a stable audience share of approximately 19.9% over the last five years.

     The following table sets forth the network's monthly audience share:

                                               Monthly Audience Share (1)

                                                                                                                   Annual
             Jan.     Feb.     Mar    Apr.      May    Jun.     Jul.    Aug.    Sep.     Oct.    Nov.     Dec.       Avg.
             ----     ----     ---    ----      ---    ----     ----    ----    ----     ----    ----     ----       ----
1995         20.5     27.2    22.3    21.4     23.4    22.4     21.5    23.4    20.6     19.0    20.5     20.3       21.3
1996         21.4     27.4    19.0    17.2     16.5    17.8     19.0    19.9    20.8     19.4    19.4     17.3       19.5
1997         17.7     21.6    18.4    17.0     16.8    17.6     16.8    16.4    17.4     18.9    18.9     19.7       18.0
1998         21.9     32.7    24.1    23.8     22.8    26.2     22.0    20.5    21.3     20.3    20.3     22.1       23.1
1999         20.3     24.7    18.3    17.5     18.6    19.5     19.7    20.5    20.9     20.2    19.2     19.1       19.8
2000         18.8     17.1    19.7    20.2     19.5    18.7     19.3    19.7    19.0     20.3    19.2     19.6       19.3
2001         20.6     19.1    18.3    16.4     17.0    18.0     18.4    18.7    20.4     21.9    22.7     21.6       19.4

-----------------
(1)  Share data based upon average audience figures between Monday through
     Sunday, between 9:00 a.m. and 1:00 a.m.
     Source: Time Media.

     During 2001, Megavision continued to confront unfavorable market conditions for broadcasters given the slowdown in the aggregate spending in advertising in Chile. However net sales increased considerably by 27.5% in 2001 reaching Ch$16,122 million, from Ch$12,641 million in 2000. Improved programming produced an operating profit during the year of Ch$635 million (Ch$76 million in 2000).

     Megavision reported a net loss of Ch$674 million in 2001 and a Ch$874 million loss during 2000, respectively.

     The following table sets forth the relative audience share of Chilean television broadcasters in the Santiago Metropolitan Area for the periods indicated:

                          Relative Audience Share (1)

        YEAR (2):          1997              1998               1999              2000              2001
        ---------          ----              ----               ----              ----              ----
BROADCASTERS
Channel 2                   2.4               2.1                2.3               1.6               1.4
Channel 4                   4.0               3.9                5.6               8.6               9.4
Channel 5                   3.1               1.9                1.3               1.2               1.2
Channel 7                  29.9              29.8               30.0              28.7              30.4
MEGAVISION                 18.0              23.1               19.8              19.3              19.4
Channel 11                 12.2              10.2               12.3              12.7              12.1
Channel 13                 30.4              29.0               28.6              28.0              26.2
                           100%              100%               100%              100%              100%
-----------------
(1)  Each respective year ends December 31.
(2)  Share based on average audience figures between Monday through Sunday, from 9:00 a.m. to 1:00 a.m.
     Source: Time Media.

Publishing

     The Company's publishing operations are conducted through CIECSA, which as of December 31, 2001 had a 49.9% interest in Zig-Zag and a 50.0% interest in Ediciones Chiloe. Zig-Zag is engaged in the publication of educational material for children and the distribution of encyclopedias and other books. As of December 31, 2001, Ediciones Chiloe had a 74.7% interest in Ediciones Financieras, which publishes El Diario Financiero, a Chilean financial newspaper that enjoys nationwide circulation. During 2001, Ediciones Chiloe and Zig-Zag recorded a net profit of Ch$16 million and Ch$130 million, respectively, as compared to a net loss of Ch$105 million and a net loss of Ch$69 million, respectively, during 2000.

Description of Property

     The Company owns all of its principal glass production facilities and properties. The principal properties of the Company include the corporate offices located in Santiago, the Padre Hurtado production facility on the outskirts of Santiago and the two sand mining and processing facilities located in San Sebastian and El Turco, Cartagena, Chile. The Company's principal production facility is located at its Padre Hurtado industrial complex in the Santiago Metropolitan Region.

     The Padre Hurtado facility, the largest of its kind in Chile, consists of four furnaces, equipped with highly automated functions for mechanically forming, blowing, cooling, cleaning and packaging glass containers through electronically-controlled processes. The plant was initially built in 1964 and has been renovated and expanded periodically.

     The Company, together with other members of the Elecmetal Group and a French insurance group, constructed an office building in Santiago to house their respective central administrative offices. The Company owns one floor and certain retail locations in this office building and relocated its executive offices from its Padre Hurtado complex to the Santiago location in March of 1994.

     In addition, during the last quarter of 1997, Apoger, a construction company in which the Company owns an 80% interest, completed the construction of an 18-story office building with 16,500 square meters of usable space at the intersection of Apoquindo and Gertrudis Echenique in Santiago. Santa Rita owns two floors (6th and 7th) of Edificio Metropolis to house its respective central administrative offices.

     Santa Rita owns six productive plants. Its principal facilities are located in Alto Jahuel (Buin) and the others are in Los Lirios (Rancagua); Pirhuin (Lontue) and Palmilla (Colchagua). Vina Carmen's facilities are located north of Santa Rita in Alto Jahuel; and Vina Dona Paula's facilities are located in Ugarteche in the province of Mendoza, Argentina.

     In 1992, Santa Rita purchased the original Hacienda Santa Rita and the surrounding estate, which included more than 1,764 plantable acres (714 hectares), a chapel, a colonial manor and a 54-acre (22-hectare) park landscaped in the nineteenth century. Santa Rita has remodeled the manor and refurbished the grounds for use as a guesthouse and business retreat. In addition, during the third quarter of 1997, Santa Rita incorporated a subsidiary in Argentina, Dona Paula, which included acquiring approximately 800 hectares of land in the Mendoza province.

     In March of 1997, Crowpla-Reicolite began operating a new 15,000-square meter plant in Pudahuel on the outskirts of Santiago. Following the joint venture agreement with Embotelladora Andina S.A., Envases CMF will centralize its production and operations in that facility. Megavision operates its television broadcasting station from wholly-owned facilities on Av. Vicuna Mackenna, in Santiago.


ITEM 5:  Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operation

General

     The following analysis should be read in conjunction with the Company's Consolidated Financial Statements, and the notes thereto, included herein. The Company prepares its financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. See Note 30 for the audited Consolidated Financial Statements. In addition, all financial information regarding the Company contained in this Form 20-F, unless otherwise indicated, has been presented in Constant Pesos. Chilean Peso amounts have been rounded to the nearest million Pesos, unless otherwise indicated, and certain tabular information and percentage amounts may not add due to rounding.

     The Company is the largest producer of glass containers in Chile and also produces plastic containers through related companies, making it one of Chile's largest manufacturers of packaging products. In addition to its packaging operations, the Company has operations in Chile's wine, media and communications, and real estate industries, through its interests in Santa Rita, CIECSA, Cristalchile Comunicaciones and Apoger, respectively.

     In April 1997, January 1998, July 1999, December 2000 and June 2001, the Company increased its interest in CIECSA to 88.84%, 91.61%, 96.6%, 98.1% and 98.2%, respectively. In January 1996, the Company increased its interest in Crowpla and in Reicolite to 99.99%, and subsequently merged Crowpla and Reicolite to form Crowpla-Reicolite, which commenced joint operations in January 1997. Then in June 2001 Crowpla-Reicolite entered into a joint venture with Envases Multipack S.A., thus creating Envases CMF S.A. In August 1996 and August 1999, the Company increased its ownership interest in Santa Rita to 51.5% and 56.1%, respectively, but in August 2000, the Company decreased its ownership interest to 54.10%.

     The results of the Company's packaging and media and communications operations are dependent on the general level of economic activity in Chile, and in particular, on sales levels in the wine, non-alcoholic beverages and beer sectors of the Chilean economy. The Chilean economy, including these sectors, has experienced growth during recent years, which has resulted in increased overall demand for the Company's packaging products. Sales of wine bottles accounted for 59.2% of net sales of its glass containers during 2001, and 60.1% of such net sales during 2000. Sales are dependent in large part on levels of Chilean wine exports to Europe, North America, Asia and other countries in Latin America.

     Among other factors, the Company's results and prospects may be materially and adversely affected if the rate of Chilean inflation exceeds the rate of inflation experienced in the United States (or other major trading partners of Chile), and the Chilean Peso is not sufficiently devalued relative to the currencies of such countries. If this occurs, the costs of imports from such countries may become more attractive to the Company's Chilean customers and the price of Chilean exports packaged in the Company's containers and of Santa Rita wines may become less attractive to purchasers of these exports.

     During the last several years the Company's packaging operations have experienced a concentration in sales to the wine, beer and non-alcoholic sectors. This shift is largely attributable to an increase in wine exports, the introduction of new containers, growth in consumption in all sectors, increasing competition from non-glass containers comprised mostly of plastic substitutes. Over the same period, Santa Rita's sales have increasingly relied upon the continued strength of export markets.

     The following table sets forth the percentage of net sales of the Company's glass container operations attributable to each of the Company's glass container products for the periods indicated. See "Item 4. Information on the Company", for the actual net sales for each product:

      YEAR (1):                          1999                2000                2001
      ---------                          ----                ----                ----
Product Sector
   Wine                                  61.7%               60.1%               59.2%
   Non-alcoholic beverages               12.2%               16.3%               14.9%
   Beer                                  11.0%               10.7%               14.1%
   Liquor                                10.4%                9.4%                8.3%
   Food                                   3.7%                2.7%                2.7%
   Pharmaceuticals                        1.0%                0.8%                0.8%
                                         ----                ----                 ----
TOTAL                                      100%                100%                100%

-----------------
(1)  Each respective year ends December 31st.

     The following table sets forth the percentage of net sales attributable to each of the Company's lines of business for the periods indicated:

                                                            Results by Business Area (1)
                                                     Millions of Constant Pesos and percentages
                                         ------------------------------------------------------------------
                                                 1999                   2000                    2001
                                         ----------------------  --------------------    ------------------
                                           Ch$           %         Ch$           %          Ch$         %
                                         -------      -------    -------       -----      -------     -----
Glass Packaging                           51,773         40.3     59,730        41.2       65,784      46.3
Wine (Santa Rita)                         54,790         42.6     61,984        42.7       65,076      45.9
Media and Communications (CIECSA)         15,695         12.2     15,484        10.7       16,122      11.4
Plastic Packaging (Envases CMF)           10,387          8.1     12,625         8.7           (3)       -
Real Estate (Apoger)                         459          0.4        403         0.3        1,135       0.8
Adjustment (2)                            (4,534)        (3.6)    (5,264)       (3.6)      (6,188)     (4.4)
                                         -------      -------    -------       -----      -------     -----
TOTAL                                    128,570        100.0%   144,962       100.0%     141,929     100.0%
                                         =======      =======    =======       =====      =======     ======
-----------------
(1)  Figures include the Company's participation in the results of its subsidiaries accounted for under the equity method of accounting for those periods prior to the dates that results of such subsidiaries were consolidated.
(2)  Adjustments are made to reflect the net effect of inter-company transactions. In the Consolidated Financial Statements, adjustments have been made to reflect third party sales in each business sector.
(3)  Year 2001 sales are not consolidated since the Company's stake in Envases
     CMF is 50%.

     The following table sets forth certain financial information as a percentage of the Company's net sales for the periods indicated:

                                                               Year ended December 31,
                                                 -------------------------------------------------
           YEAR:                                    1999                2000               2001
           -----                                    ----                ----               ----
Net Sales (1)                                     128,570             144,962            141,929
Net Sales                                             100%                100%               100%
Cost of Sales (1)                                  84,192              90,807             87,462
Cost of Sales                                       (65.5)              (62.6)             (61.6)
Gross Margin                                         34.5                37.4               38.4
Selling & Administrative expenses (2)              20,964              23,304             21,882
Selling & Administrative expenses                   (16.3)              (16.1)             (15.4)
Operating income                                     18.2                21.3               23.0
Non-operating income                                  1.7                (4.8)              (5.9)
  Equity in net income of related companies           0.8                (1.9)              (5.2)
  Interest income (expense), net                      0.4                (0.4)              (2.9)
  Other non-operating income (expense), net          (0.6)               (0.6)               3.3
  Price-level restatement                             1.1                (1.8)              (0.6)
Income tax                                           (2.9)               (2.6)              (3.5)
Net Income (1)                                     21,338              17,571             17,771
                                                  -------             -------            -------
Net Income                                           16.6%               12.1%              12.5%

-----------------
(1)  Set forth in millions of Constant Pesos of December 31, 2001 purchasing power.

Critical Accounting Policies and Estimates

     Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. It should be noted that in many cases, the accounting treatment of a particular transaction is specifically dictated by Chilean GAAP. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in the section "U.S. GAAP Reconciliation" below. There are also areas in which management's judgement in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 of the Consolidated Financial Statements. In addition, financial Reporting Release No. 61 was recently released by the SEC to require all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

     The preparation of the financial statements required us to make assumptions, estimates and judgments that affected the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements.

There can be no assurance that actual results will not differ from these estimates under different assumptions or conditions.

Impairment of Investments in Related Companies, Long-lived assets, Identifiable Intangible Assets and Goodwill

     We assess the impairment of our investments in related companies, long-lived assets, identifiable intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

     o significant underperformance relative to expected historical or projected future operating results;

     o significant changes in the manner of use of the acquired assets or the strategy for our overall business;

     o    significant negative industry or economic trends.

     When we determine that the carrying value of investments in related companies, long-lived assets, identifiable intangibles and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows, among other factors, to determine the fair market value of the respective assets and whether we need to take an impairment charge. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, we recognize an impairment loss. The measurement of the impairment loss is based on the fair value of the investment which we generally determine using a discounted cash flow approach and recent comparable transactions in the market. Investments in related companies amounted to ThCh$111,555,928 and net long-lived assets, identifiable intangibles and goodwill amounted to ThCh$147,880,127 as of December 31, 2001, respectively. During 2001, the Company had no impairment charges.

Income and Deferred Taxes

     In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis. We estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. As a transitional provision under Chilean GAAP, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates in effect at the time of reversal. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance. Revisions to the estimated realizable value of deferred tax assets, estimated average reversal periods of contra assets or liabilities, or any other relevant assumptions could cause our provision for income taxes to vary significantly from period to period. The net deferred tax liability was ThCh$700,768 as of December 31, 2001.

Fair value of Financial Derivative Instruments

     The Company's financial derivative instruments consist of short duration foreign currency forward exchange contracts to purchase U.S. dollars or Euros and sell UF. The Company records these forward contracts at fair value. Generally, fair values under Chilean GAAP are estimated using the closing spot exchange rate at the period end, because listed forward market prices between these currencies are not widely available in the Chilean market, and spot rates are the accepted local standard used to estimate fair value. If methods used to assess fair value were to change in the future, our net position as it relates to our forward foreign exchange contracts could also change significantly. The net liability related to forward contracts was Ch$2,730,982 as of December 31, 2001.

Argentine Peso to U.S. Dollar Exchange Rate

     From 1991 through 2001, the Argentine peso was pegged to the US dollar at a rate of 1 Argentine peso to 1 US dollar. In early December 2001, restrictions were put in place that prohibited cash withdrawals above a certain amount and foreign money transfers, with certain limited exceptions. While the legal exchange rate remained at 1 peso to 1 US dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts.

     In January 2002, the Argentine government announced its intent to create a dual currency system with an "official" fixed exchange rate of 1.4 pesos to 1 US dollar for import, and export transactions and a "free" floating exchange rate for other transactions. On January 11, 2002, the exchange rate market holiday ended and closing new "free" floating exchange rates ranged from 1.6 to 1.7 pesos to 1 US dollar. On February 3, 2002, the Argentine government issued a decree that (1) eliminates the fixed exchange rate; (2) establishes one free floating exchange rate for the Argentine peso; and (3) requires US dollar-denominated obligations be converted to peso-denominated obligations using mandated conversion rates, depending on the type of obligation. The market for the floating exchange rate opened on February 11, 2002.

     Our Argentine affiliate, Rayen Cura, has remeasured their financial results using the "floating" rate of 1.7 Argentine pesos per U.S. dollar. We believe this is appropriate because although the company could conceivably have paid certain liabilities using a rate of 1.4 Argentine pesos per U.S. dollar, under the temporary Argentine law until February 3, 2002, it was never our intention to repay any of our debt prior to this date.

     The financial statements of Rayen Cura are remeasured into U.S. dollars, because under Chilean GAAP, in accordance with Technical Bulletin 64 ("BT 64") the financial statements of foreign subsidiaries that operate in countries exposed to significant risks ("unstable" countries), and that are not considered to be an extension of the parent company's operations, must do so. The accounting charge to results as a consequence of the devaluation of the Argentine peso using this accounting policy was ThCh$2,226,055 as of December 31, 2001. If a different exchange rate had been used, a materially different adjustment could have resulted. At the date of issuance of the Consolidated Financial Statements, there is great uncertainty regarding the direction of the Argentine economy and also the future value of the Argentine peso. The exchange rate as of May 29, 2002 was 3.49 Argentine pesos per U.S. dollar. The investment in Rayen Cura was ThCh$13,131,177 as of December 31, 2001.

2001 Compared with 2000

     The consolidated results of the Company include the results of each of Apoger, CIECSA, Cristalchile Comunicaciones, Cristalchile Inversiones and Santa Rita. All companies contribute to sales and operating results except for Cristalchile Comunicaciones and Cristalchile Inversiones, which do not contribute to sales or operating results because they do not consolidate with Cordillera Comunicaciones and Rayen Cura, their respective operating entities.

Net Sales

     The Company's consolidated sales reached Ch$141,929 million (US$216.8 million), which represents a 9.6% increase over year 2000, adjusting 2000's sales for the de-consolidation of Crowpla-Reicolite and Ediciones Chiloe during the period. This increase is primarily explained by higher sales in the glass container business (10.1%), Santa Rita (5.0%), and Megavision (27.5%). During 2001, net sales from the glass container operations, Santa Rita and CIECSA were 46.3%, 45.9% and 11.4% of total consolidated net sales, respectively.

     In 2001, the glass container operations reported sales of Ch$65,784 million (US$100 million), a 10.1% increase over 2000. Sales volume measured in tons increased by 5.9% to 234,740 tons during 2001, while average prices per ton as measured in Constant Pesos increased approximately 4.0% during 2001. Net sales of glass containers to the wine industry showed growth over 2000, due to a 4.0% increase in exports of bottled wine, which reached 21.4 million cases in 2001. Net sales to the non-alcoholic beverage sector remained stable due to the success of the 1,000cc glass bottle, which has proven to be the cheapest container of the family-size bottle segment; Net sales in the beer sector increased significantly during the year because of new returnable and non-returnable formats introduced to boost beer consumption; Sales of containers to the food industry increased due to the increase in demand for certain containers used for food exports, as well as a higher demand for formats sold in the local market.

     Santa Rita's net sales increased by 5.0% reaching Ch$65,076 million (US$99.4 million) in 2001. Wine sales in liters to the domestic market, grew by 11.0%, while export volumes increased by 2.1% during 2001. Prices in the local market dropped by 13.0% in real terms as a result of the drop in costs of raw materials, due to a large harvest of grapes in 2001, which caused an oversupply of wine. Sales in Constant Pesos to the domestic market decreased by 3.0% while export sales rose by 14.0% during 2001 as a result of a 2.1% increase in volumes and a 23.5% depreciation of the Chilean Peso against the US Dollar during 2001. This increase in volume sales in the export market, was largely because of increased exports to Europe, 15.1%; United States, 0.6%; partially offset by lower sales to Canada, 24.1%; Latin America, 7.3%; and

Asia+Africa, 20.2% during the year. Santa Rita wines sold for an average price of US$30.1 per case, 1.6% lower than in 2000. However this price is more than 26% higher than the average export price for the Chilean wine industry as a whole, which averages US$23.85 per case.

     CIECSA's net sales during 2001 reached Ch$16,122 million (US$24.6 million), representing a 27.5% increase over 2000, all coming from its main subsidiary, Megavision. This considerable increase was attributable to new programming from Megavision, initiated in the first quarter of 2001, which led to increase advertising spending. Megavision had an average audience share of 19.4% in 2001 (19.3% in 2000).

     During 2001, net sales in the plastic container business increased 121% totaling Ch$27,897 million, compared with Ch$12,625 million in 2000. This increase is mainly attributable to the merger of Crowpla-Reicolite with Multipack. Sales volume reached 19,301 tons (102% increase). Average prices increased by 9.3% in 2001 over 2000.

     Apoger S.A. recorded sales of Ch$1,135 million (US$1.7 million) in 2001, Ch$403 million (US$0.6 million) in 2000. As of December 31, 2001, Apoger had sold 100% of the office building it constructed in the area of Las Condes, Santiago.

Cost of Sales

     Cost of sales for the Company's glass and plastic container operations and for Santa Rita include among other things the cost of raw materials, such as sand, PET, grapes, packaging materials, depreciation expenses attributable to production, wages, other employment expenses associated with production and certain overhead expenses. For CIECSA, costs of sales also include among other things programming costs.

     Consolidated cost of sales during 2001 was Ch$87,462 million, representing a 9.6% increase over 2000, adjusting for the deconsolidation of Envases CMF and Ediciones Chiloe. However, as a percentage of sales, costs maintained at 53.3%.

     Cost of sales for the glass container operations was Ch$39,802 million during 2001, representing a 15.4% increase over 2000. This increase was principally attributable to the fact that the Company imported more products (namely the "contour" coke bottle) due to the reconstruction of Furnace C, higher depreciation charges coming from the new furnace and higher costs coming from the depreciation of the Chilean Peso against the US Dollar, which had a direct effect on the cost of energy and imported materials. Cost of sales as a percentage of net sales for the glass packaging operations increased from 57.7% in 2000 to 60.5% in 2001.

     Cost of sales for Santa Rita totaled Ch$40,178 million for 2001, representing a 1.6% increase over 2000. Higher volumes in both the export and local markets help explain this increase. Cost of sales as a percentage of Santa Rita's net sales decreased from 63.8% in 2000 to 61.7% in 2001. Cost of raw materials, such as grapes, in the local market dropped 25.4% in real terms as a result of the 2001 harvest, which surpassed that of 2000 and caused an oversupply of grapes to the wine market.

     Cost of sales for CIECSA totaled Ch$12,977 million in 2001, as compared to Ch$11,532 million in 2000, a 12.5% increase. Cost of sales, as a percentage of CIECSA's net sales increased from 74.5% in 2000 to 80.5% in 2001.

     Cost of sales for Envases CMF totaled Ch$22,332 million during 2001, representing a 123% increase over the 2000 figure. However, this cost increase is attributed largely to increased sales as a consequence of the merger with Multipack. Higher prices of raw materials, such as PET, also contributed to this increase. Cost of sales as a percentage of net sales increased from 79.4% in 2000 to 80.0% in 2001.

Selling and Administrative Expenses

     Consolidated selling and administrative expenses in 2001 totaled Ch$21,882 million, representing an 8.0% increase over 2000, adjusting for the deconsolidation of Envases CMF and Ediciones Chiloe. As a percentage of sales, however, selling and administrative expenses decreased from 15.6% in 2000 to 15.4% in 2001. This decrease was principally attributable to lower selling and administrative expenses from Megavision.

     Selling and administrative expenses for the glass container operations totaled Ch$5,240 million in 2001, representing a 5.6% increase over 2000. However, as a percentage of sales, SG&A expenses remained at 8%.

     Selling and administrative expenses for Santa Rita totaled Ch$13,717 million in 2001, representing a 6.0% increase over 2000. This increase was principally attributable to higher sales along with additional promotional and marketing efforts in the local and export markets.

     Selling and administrative expenses for CIECSA totaled Ch$2,511 million in 2001, representing a 39.3% decrease from 2000 due to changes in the accounting criteria and a cost reduction implemented by management in Megavision.

Operating Income

     Consolidated operating income for 2001 was Ch$32,585 million (US$49.8 million), which represents an 8.8% increase compared with 2000, adjusting for the deconsolidation of Envases CMF and Ediciones Chiloe. Of this, Ch$20,741 million came from the glass container business, Santa Rita accounted for Ch$11,181 million, and CIECSA accounted for Ch$635 million. Consolidated operating margins remained unchanged at 23.0% during 2001 (23.1% in 2000).

     Operating income from the glass container operations totaled Ch$20,741 million (US$31,7 million) in 2001, a 2.2% increase over 2000. However, as a percentage of sales the operating income decreased from 34.0% in 2000 to 31.5% in 2001. This was mainly due to: higher purchases of imported products (coke "contour" bottles) with lower margins due to the reconstruction of furnace C, higher depreciation charges coming from the new furnace, and higher costs resulting from the depreciation of the Chilean Peso against the US Dollar, which had a direct effect on the cost of energy and imported materials.

     Operating income for Santa Rita increased by 17.5% to Ch$11,181 million during 2001, primarily because of a decrease in the price of raw materials (wines and grapes) in the domestic market (25.4%) and an increase in sales. Operating margins for Santa Rita increased from 15.4% in 2000 to 17,2% in 2001.

     CIECSA moved from an operating loss of Ch$180 million in 2000 to an operating profit of Ch$635 million during 2001. This is mainly due to improved operating results in Megavision. Improved programming produced higher advertising spending and increased operating profits reaching Ch$635 million (US$0.9 million) in 2001, compared with the Ch$76 million operating profit from 2000. Operating margins for CIECSA turned from negative in 2000 to 3.9% of sales in 2001.

Non-operating Income

     During 2001, the Company recorded a consolidated non-operating loss of Ch$8,446 million, compared with a Ch$6,954 million loss during 2000. The following table sets the non-operating income for the periods indicated:

                                                   Year Ending December 31st,
                                                   --------------------------
                                                  (Millions of Constant Pesos)
                                                     2000                2001
                                                     ----                ----
Equity in net loss of related companies            (2,799)             (7,395)
Amortization - Negative goodwill                     (809)               (822)
Interest income, net                               (2,122)             (4,092)
Price-level restatement                            (2,126)             (2,270)
Exchange differences                                1,026               1,347
Other non-operating income (expense), net            (124)              4,786
                                                   ------               -----
TOTAL non-operating income (loss)                  (6,954)             (8,446)


     Non-operating results fell from a loss of Ch$6,954 million (US$10.6 million) during 2000 to a loss of Ch$8,446 million (US$ 12.9 million) during 2001. This loss is attributed mainly to: (1) a higher net loss from subsidiaries, that reached Ch$7,395 million, in part due to: (a) a higher loss in Metropolis-Intercom S.A. (cable business) and (b) a Ch$2,226 million loss from the Company's investment in Rayen Cura, and a Ch$289 million loss through Vina Santa Rita for its investment in Vina Dona Paula, both as a consequence of the effects of the Argentine Peso devaluation(**); and 2) higher interest expenses corresponding to the US$100 million syndicated loan maintained by the Company. Those losses were offset by an extraordinary income generated from:
(1) the sale of 1,834,997 shares of CGE (Compania General de Electricidad), which generated a Ch$2,890 million profit; (2) the joint venture between Crowpla-Reicolite and Multipack, which generated a Ch$1,990 million profit.

     Cristalchile Comunicaciones S.A. (99.9% owned by Cristalerias and 50.0% owner of Cordillera Comunicaciones) had a net loss of Ch$7,034 million (US$10.7 million) during 2001 compared with a net loss of Ch$3,971 million in 2000. Cordillera Comunicaciones Ltda.


---------
(**) Considering an exchange rate of $1.7 Argentine Pesos per U.S. Dollar as of Dec. 31, 2001.

(owner of 99.9% of Metropolis Intercom) posted a net loss of Ch$14,068 million (US$21.5 million) in 2001, compared to a net loss of Ch$7,633 million in 2000. This result is largely explained by: (i) the impact of a loss of Ch$9,837 million in Metropolis-Intercom S.A. (Ch$3,766 million loss in 2000); (ii) a goodwill amortization charge of Ch$3,954 million, of which Ch$2,475 million originated from the purchase of 40% of Metropolis-Intercom S.A. in July of 2000. The aforementioned acquisition generated goodwill totaling US$76.8 million, which is being amortized over a period of 20 years.

Minority Interest

     During 2001, minority interest participation in income was Ch$3,171 million and Ch$2,564 million during 2000. This increase is primarily explained by the improved performance at Santa Rita, CIECSA and CMF during 2001.

Income Taxes

     The Company's tax expense was Ch$4,982 million and Ch$3,763 million in 2001 and 2000, respectively. The Company's effective tax rate was 21.9% in 2001, as compared to 17.6% in 2000.

Net Income

     During 2001, the Company's net income was Ch$17,771 million (US$27.1 million), a 1.1% increase from 2000. This increase is primarily explained by higher operating profits in Vina Santa Rita and CIECSA, as well as by an extraordinary income item of Ch$1,785 million, generated in the glass division as a result of a reversal of a provision of furnace C, which was originally made for maintenance but was finally rebuilt.

     During 2001, Santa Rita's net income was Ch$7,220 million (US$11.0 million), representing a 16.4% increase over 2000. CIECSA recorded a net profit of Ch$263 million (US$0.4 million) in 2001, compared with a Ch$962 million net loss (US$1.5 million) during 2000. The plastic container company, Envases CMF S.A., had net income of Ch$1,838 million and Ch$607 million in 2001 and 2000, respectively. Cristalchile Comunicaciones S.A., had a net loss of Ch$7,034 million (US$10.7 million) and a net loss of Ch$3,971 million (US$6.0 million) in 2001 and 2000, respectively. Cristalchile Inversiones recorded a net loss of Ch$2,139 million (US$3.3 million) during 2001. Apoger S.A. recorded a net loss of Ch$4 million and a loss of Ch$10 million in 2001 and 2000, respectively.

2000 Compared with 1999

     The consolidated results of the Company include the results of each of Apoger, CIECSA, Cristalchile Comunicaciones, Crowpla-Reicolite and Santa Rita. All companies contribute to sales and operating results except for Cristalchile Comunicaciones, which does not contribute to sales or operating results because it does not consolidate with Cordillera Comunicaciones, its operating entity. Consolidated figures for year 2000 presented in the following analysis comparing year 2000 with year 1999 may differ from figures for year 2000 presented in the preceding analysis comparing year 2001 with year 2000 results, because for comparison purposes year 2000 figures do not include the consolidation of Crowpla-Reicolite and Ediciones Chiloe in the preceding analysis.

Net Sales

     The Company's consolidated sales increased from Ch$128,570 million (US$196.4 million) during 1999 to Ch$144,962 million (US$221.4 million) during 2000. This increase is primarily explained by higher sales in the glass container business, Santa Rita, and Crowpla-Reicolite. During 2000, net sales from the glass container operations, Santa Rita, CIECSA, and Crowpla-Reicolite were 37.8%, 42.8%, 10.7% and 8.7% of total consolidated net sales, respectively.

     The glass container operations reported sales of Ch$59,730 million (US$91.2 million) representing a15.4% increase over 1999. Sales volume measured in tons increased by 17.1% to 221,735 tons during 2000, while average prices per ton as measured in Constant pesos decreased approximately 1.5% during 2000. This growth is due to mixed performances by the different business sectors of the Company. Net sales of glass containers to the wine industry showed significant growth over 1999, due to a 14.1% increase in exports of bottled wine, which reached 20.6 million cases in 2000. Additionally, there was also strong growth in sales of glass containers to the wine industry for domestic wine products, especially 1,100cc and 1,500cc screw-cap bottles. Net sales to the non-alcoholic beverage sector increased considerably due to the introduction of a new individual container for Coca-Cola launched in the last quarter of 1999, as well as an increase in sales of juice containers. Sales of returnable bottles also increased due to the re-release of the 1,000cc glass bottle, which has proven to be the least expensive container in the family-size bottle segment. Net sales to the beer sector also experienced a significant increase in 2000 because of new non-returnable formats introduced to boost beer consumption. Liquor bottle sales grew because the Company increased its market share in the pisco container market. In addition, there was less competition from imported liquors, due to the rise in the exchange rate, which bolstered sales of domestic liquors using bottles manufactured by the Company. Containers for the food industry experienced lower sales in 2000 due to the economic slowdown and the decrease in demand for certain containers used for food exports.

     Santa Rita's net sales increased 13.1% from Ch$54,792 million (US$83.7 million) in 1999, to Ch$61,984 million (US$94.6 million) in 2000. Wine sales in liters to the domestic wine market grew by 14.7%, while export volumes increased by 14.1% during 2000. Prices in the domestic market dropped 6.1% in real terms as a result of the drop in costs of raw materials, because the harvest in 2000 far surpassed that of 1999. Therefore, sales in Constant Pesos in the domestic market increased 7.7% while exports rose by 19.5% during 2000. This increase in sales in the export market, was largely because of increased exports to Europe, 20%; North America (United States and Canada), 9.3%; Latin America, 6.0%; and Asia (including Japan and other Asian markets), 18.2% during the year. Moreover, Santa Rita obtained an average price of US$30.6 per case for exports, 2.6% higher than in 1999. This price is more than 20% higher than the average export price for the Chilean wine industry, which averages US$24.0 per case.

     CIECSA's net sales during 2000 were Ch$15,485 million (US$23.6 million), representing a 1.4% drop. This result was attributable to decreased advertising revenues experienced by Megavision, CIECSA's main subsidiary. Megavision had an average audience share of 20.8% in 2000 down from 22.2% in 1999. Megavision sales in 2000 reached Ch$12,641 million down from Ch$13,408 million in 1999. Sales in 1999 include Ch$2,101 million related to the Vina del Mar Music Festival, which was not broadcast by Megavision in 2000.

     During 2000, total sales in the plastic container segment totaled Ch$12,625 million representing a 21.5% increase over the 1999 figure. This increase stems from higher sales volume, which reached 9,562 tons and higher prices during the year directly related to the increase in international market prices of raw materials (mainly PET). Prices of raw materials increased by 15.2% during 2000.

     Apoger S.A. recorded sales of Ch$403 million (US$0.6 million) in 2000, down from Ch$459 million (US$0.7 million) in 1999. As of December 31, 2000, Apoger had sold 85.7% of the office space in the office building it constructed in the area of Las Condes, Santiago.

Cost of Sales

     Cost of sales for the Company's glass and plastic container operations and for Santa Rita includes the cost of raw materials, such as sand, PET, and grapes, packaging materials, depreciation expenses attributable to production, wages, other employment expenses associated with production and certain overhead expenses. For CIECSA, cost of sales also includes programming costs.

     Consolidated cost of sales during 2000 was Ch$90,807 million, representing a 7.8% increase over 1999. This increase was principally attributable to higher sales in the glass container business, Santa Rita and Crowpla-Reicolite. Cost of sales as a percentage of net sales decreased from 65.5% in 1999 to 62.6% in 2000.

     Cost of sales for the glass container operations was Ch$34,481 million during 2000, representing a 17.7% increase over 1999. This increase was principally attributable to increased sales volume and the inclusion of imported containers, which usually have lower margins. Cost of sales as a percentage of net sales for the glass packaging operations increased from 56.6% in 1999 to 57.7% in 2000.

     Cost of sales for Santa Rita was Ch$39,534 million during 2000, representing an 8.7% increase over 1999. Higher volume sales in both the export and domestic markets help explain this increase. Cost of sales as a percentage of Santa Rita's net sales decreased from 66.4% in 1999 to 63.8% in 2000. Cost of raw materials, such as grapes, in the domestic market dropped 14.3% in real terms as a result of factors such as the 2000 grape harvest, which far surpassed that of 1999.

     Cost of sales for CIECSA was Ch$11,532 million in 2000, as compared to Ch$14,294 million in 1999. The latter includes Ch$1,696 million related to the Vina del Mar Music Festival, which was not broadcast by Megavision in 2000. Cost of sales, as a percentage of CIECSA's net sales decreased from 91.1% in 1999 to 74.5% in 2000.

     Cost of sales for Crowpla-Reicolite was Ch$10,025 million during 2000, representing a 24.5% increase. Higher prices of raw materials, such as PET, and higher sales volumes contributed to this increase. Cost of sales as a percentage of Crowpla-Reicolite's net sales increased from 77.5% in 1999 to 79.4% in 2000.

Selling and Administrative Expenses

     Consolidated selling and administrative expenses in 2000 totaled Ch$23,304 million, representing an 11.2% increase over 1999. This increase was principally attributable to higher selling and administrative expenses from both Santa Rita and Crowpla-Reicolite.

     Selling and administrative expenses for the glass container operations totaled Ch$4,961 million in 2000, representing a 0.8% decrease.

     Selling and administrative expenses for Santa Rita totaled Ch$12,935 million in 2000, representing a 21.9% increase from 1999. This increase was principally attributable to higher sales along with additional promotional and marketing efforts in the domestic and export markets.

     Selling and administrative expenses for CIECSA totaled Ch$4,133 million in 2000, representing a 6.2% decrease from 1999, as a result of a cost reduction implemented by management in Megavision.

     Selling and administrative expenses for Crowpla-Reicolite totaled Ch$1,440 million in 2000, representing a 15.0% increase from 1999, as a result of higher sales during the period.

Operating Income

     Consolidated operating income for 2000 was Ch$30,852 million (US$47.1 million), Ch$20,287 million of which came from the glass container business, Santa Rita accounted for Ch$9,515 million, and Crowpla-Reicolite accounted for Ch$1,159 million. CIECSA and Apoger showed negative operating results of Ch$180 million and Ch$12 million during the same period, respectively. Consolidated operating margins were 21.3% during 2000, an improvement over the 18.2% during 1999.

     Operating income from the glass container operations was Ch$20,277 million in 2000, representing a 16.0% increase over 1999. This increase was primarily attributable to increased sales volume. During 2000, operating margins from the glass packaging operations remained at the same level as in 1999 at 34% of total sales.

     Operating income for Santa Rita grew by 21.8% to Ch$9,515 million during 2000, primarily because of a decrease in the price of raw materials (wines and grapes) in the local market of 14.3% and an increase in sales. Operating margins for Santa Rita were 15.4% in 2000, an improvement over the 14.3% achieved in 1999.

     CIECSA recorded an operating loss of Ch$180 million during 2000 and a loss of Ch$3,004 million during 1999. This decrease is principally due to improved operating results in

Megavision. Lower costs and improved programming produced an operating profit of Ch$76 million (US$0.12 million) during 2000, which is an improvement over the loss of Ch$2,585 million during 1999. Operating margins for CIECSA were negative 1.2% and negative 19.1% in 2000 and 1999, respectively.

     The Company's plastic packaging operations had operating income of Ch$1,159 million during 2000, representing a 7.2% increase due to increases in sales. Operating margins for the Company's plastic packaging operations were 9.2% in 2000, which is a slight deterioration from the 10.4% in 1999.

Non-operating Income

     During 2000, the Company recorded a consolidated non-operating loss of Ch$6,954 million, and a profit of Ch$2,121 million during 1999. The following table sets the non-operating income for the periods indicated:

                                                   Year Ending December 31st,
                                                 -----------------------------
                                                  (Millions of Constant Pesos)
                                                  1999                2000
                                                  ----                ----
Equity in net income of related companies         1,007              (2,799)
Interest income, net                                531                (604)
Price-level restatement                           1,394              (2,618)
Other non-operating income (expense), net          (811)               (933)
                                                  -----              ------
TOTAL non-operating income (loss)                 2,121              (6,954)


     Non-operating results fell from an income of Ch$2,121 million (US$3.2 million) during 1999 to a loss of Ch$6,954 million (US$ 10.6 million) during 2000. This loss is attributed mainly to higher losses in the subsidiary Cristalchile Comunicaciones, originating from the acquisition of the remaining 40% stake in Metropolis-Intercom S.A. ("Metropolis-Intercom", as monetary correction losses, and higher interest expenses associated with the Company's US$100 million syndicated loan. Price-level restatement loss during 2000 was Ch$2,618 million, an increase over a Ch$1,394 million income during 1999. This increase is explained by a real depreciation of the Chilean Peso against the US$ of approximately 8.2% during 2000.

     During 2000, Cordillera Comunicaciones Ltda. had a net loss of Ch$7,870 million (US$12.0 million) and a net profit of Ch$135 million during 1999. This change is primarily explained by the following: (i) a loss of Ch$3,588 million in Cordillera Comunicaciones Ltda., coming from of a loss in Metropolis-Intercom S.A of Ch$3,766 million in 2000 (income of Ch$2,930 million in 1999); (ii) one time expense of Ch$1,812 million, from the arbitration proceedings against Compania de Telecomunicaciones de Chile S.A.; and (iii) the acquisition of both the HFC fiber optic network and the 40% interest in Metropolis-Intercom S.A. The acquisition generated goodwill in the amount of Ch$49,491 million (US$75.6 million) which will be amortized over a period of 20 years.

Minority Interest

     During 2000, minority interest participation in income was Ch$2,563 million and Ch$456 million during 1999. This increase is primarily explained by improved performance in Santa Rita and CIECSA during 2000.

Income Taxes

     The Company's tax expense was constant at Ch$3,739 million and Ch$3,763 million in 1999 and 2000, respectively. The Company's effective tax rate was 17.6% in 2000, as compared to 14.9% in 1999.

Net Income

     During 2000, the Company's net income was Ch$17,570 million (US$26.8 million), a 17.7% decrease from 1999. This decrease is primarily explained by higher losses in the subsidiary Cristalchile Comunicaciones, originating from the acquisition of the remaining 40% stake in Metropolis-Intercom S.A., as well as monetary correction losses, and higher interest expenses associated with the Company's US$100 million syndicated loan.

     During 2000, Santa Rita's net income was Ch$6,201 million (US$9.5 million), representing a 24.5% increase over 1999. CIECSA recorded a loss of Ch$962 million (US$1.5 million), and a loss of Ch$3,532 million (US$5.4 million) during 2000 and 1999, respectively. The plastic Container company, Crowpla-Reicolite S.A., had net income of Ch$607 million and Ch$486 million in 2000 and 1999, respectively. Cristalchile Comunicaciones S.A., had a loss of Ch$3,961 million (US$6.0 million) and a profit of Ch$66 million (US$0.1 million) in 2000 and 1999, respectively. Apoger S.A. recorded a net loss of Ch$10 million and a loss of Ch$49 million in 2000 and 1999, respectively.

Liquidity and Capital Resources

     The Company's total consolidated assets increased by 8.0% from Ch$363,874 million on December 31, 2000 to Ch$393,129 million on December 31, 2001.

     Total individual assets for the glass container operations increased by 7.5% from Ch$283,378 million in 2000 to Ch$304,699 million in 2001. This increase in assets is primarily explained by a US$33 million investment in the glass container business, which include US$28 million for the reconstruction of and capacity increase of furnace C, which currently has an annual capacity of 90,000 tons. Santa Rita's total assets increased 21.6% from Ch$94,187 million on December 31, 2000, to Ch$114,571 million on December 31, 2001, reflecting the purchase of winemaking equipment, expansion of the wine storing capacity, planting of land owned by the winery and modernization of productive processes. CIECSA's total consolidated assets decreased to Ch$27,308 million on December 31, 2001 from Ch$29,458 million by December 31, 1999.

     As of December 31, 2001 and 2000, the Company's consolidated ratios of current assets to current liabilities were 2.38:1 and 2.46:1, respectively. Total current assets were Ch$119,897 million and Ch$114,129 million, as of December 31, 2001 and 2000, respectively.

     As of December 31, 2001 and 2000, long-term liabilities, including minority interest totaled Ch$129,380 million and Ch$114,297 million, respectively. Total current liabilities were Ch$50,360 million and Ch$46,269 million as of December 31, 2001 and 2000, respectively.

     Shareholders' equity increased to Ch$213,389 million as of December 31, 2001 from Ch$203,307 million as of December 31, 2000. The Company's ratio of debt to equity increased from 0.79:1 on December 31, 2000 to 0.84:1 on December 31, 2001. The reason behind this increase is a bond placement for ChUF 1,200,000 effected by Santa Rita on January, 2001, offered at a 6.75% annual interest rate. The proceeds were used to refinance debt.

     Total indebtedness for the Company, including accrued interest, was Ch$102,139 million on December 31, 2001. Short-term indebtedness was Ch$18,775 million, which represented the short-term portion of long-term debt owed to banks, financial institutions and the public. At year-end 2001, long-term indebtedness (excluding the short-term portion) totaled Ch$63,442 million in long-term obligations to banks and financial institutions and Ch$19,922 million in long-term obligations to the public represented by bonds. The Company believes that the terms and conditions of its debt agreements are not out of the ordinary, and that it is in compliance in all material respects with such terms and conditions. For further information with respect to the material terms of the Company's and its subsidiaries' indebtedness, see Notes 14 and 15, for the Consolidated Financial Statements.

     During 2001, the Company incurred capital expenditures of Ch$25,703 million in the glass container business. This figure included the reconstruction and capacity expansion of furnace C. For 2000, the Company incurred capital expenditures of Ch$19,807 million. This figure included a complete additional production line for furnace B, the beginning of the refurbishing of furnace C, the expansion of the raw material mixing plant and a second electrostatic precipitator to reduce emissions of particular materials.

     A significant amount of the Company's cash equivalents is denominated in U.S. Dollars and is maintained in this currency to meet debt service obligations for U.S. Dollar denominated debt. As of December 31, 2001, the Company had Ch$38,593 in cash, time deposits and marketable securities, a substantial portion of which is available to the Company for future investments. The Company believes that cash flow from operations, cash balances, and available lines of credit, will enable the Company to meet its working capital, capital expenditure and debt service requirements for 2002. Moreover, an integral part of the Company's financial policy is to maintain adequate liquidity while maximizing shareholder value through strategic investments and alliances.

     As of December 31, 2001, there were no significant restrictions on dividends or cash. Moreover, there are no significant commitments for the use of funds in the future.

     The following table presents schedules of contractual obligations and commercial commitments as of December 31, 2001:

                                                                     As of December 31, 2001
                                                ---------------------------------------------------------------------
                                                            Less than 1
Contractual Obligations                          Total          year        1-3 years     4-5 years    After 5 years
                                                -------     -----------     ---------     ---------    -------------
                                                                          (Ch$ millions)
Long-term Debt                                   99,911        16,547         44,699        22,362         16,303
Capital Lease Obligations                          --            --             --            --             --
Operating Leases                                   --            --             --            --             --
Unconditional Purchase Obligations                 --            --             --            --             --
Other Long-term Obligations                       2,749           202          1,197         1,350           --
                                                -------        ------         ------        ------         ------
Total Contractual Cash Obligations              102,660        16,749         45,896        23,712         16,303



Liquidity and Capital Resources (2000 compared with 1999)

     The Company's total consolidated assets increased 23.3% from Ch$295,996 million on December 31, 1999 to Ch$365,068 million on December 31, 2000. This increase in assets is primarily explained by the acquisition of an additional 40% of Metropolis-Intercom S.A. and the HFC network, which are included in the 50% investment in Cordillera Comunicaciones (see Item 8. Financial Information--Legal Proceedings", for additional information concerning this transaction).

     Total individual assets for the glass container operations increased by 3.1% from Ch$136,227 million in 1999 to Ch$140,444 million in 2000. Santa Rita's total assets increased 4.0% from Ch$90,534 million on December 31, 1999, to Ch$94,187 million on December 31, 2000, reflecting the purchase of winemaking equipment, an additional investment in Vina Los Vascos, and the increase in time deposits during the year. CIECSA's total assets increased slightly to Ch$29,486 million on December 31, 2000 from Ch$29,977 million on December 31, 1999.

     As of December 31, 2000 and 1999, the Company's ratios of current assets to current liabilities were 2.5:1 and 2.7:1, respectively. Total current assets were Ch$114,279 million and Ch$131,449 million, as of December 31, 2000 and 1999, respectively.

     As of December 31, 2000 and 1999, long-term liabilities, including minority interest totaled Ch$115,341 million and Ch$53,713 million, respectively. Total current liabilities were Ch$46,420 million and Ch$48,855 million as of December 31, 2000 and 1999, respectively.

     Shareholders' equity increased to Ch$203,307 million as of December 31, 2000 from Ch$193,428 million as of December 31, 1999. The Company's ratio of debt to equity increased from 0.53:1 on December 31, 1999 to 0.79:1 on December 31, 2000. The reason behind this increase is that on August 28, 2000, the Company signed a credit agreement for a syndicated loan amounting to US$100 million, which was received in full on September 29, 2000. The proceeds were used to partially fund the purchase of 40% of Metropolis-Intercom S.A. by the affiliate, Cordillera Comunicaciones Limitada, as well as the purchase by Metropolis-Intercom S.A. of an HFC fiber optic network as described in the section above. The capital increase in Cordillera Comunicaciones Limitada and the payment to Compania de Telecomunicaciones de Chile S.A. was made on October 2, 2000.

     Total indebtedness, including accrued interest, was Ch$87,546 million on December 31, 2000. Short-term indebtedness was Ch$16,668 million, which represented the short-term portion of long-term debt owed to banks, financial institutions and the public. At year-end 2000, long-term indebtedness (excluding the short-term portion) comprised Ch$70,269 million of long-term obligations to banks and financial institutions and Ch$610 million of long-term obligations to the public represented by bonds. The Company believes that the terms and conditions of its debt agreements are customary, and that it is in compliance in all material respects with such terms and conditions. For further information with respect to the material terms of the Company's and its subsidiaries' indebtedness, see Notes 14 and 15, for the Consolidated Financial Statements.

     During 2000, the Company incurred capital expenditures of Ch$19,807 in fixed assets in the glass container business. This figure included a complete additional production line for furnace B, the beginning of the refurbishing of furnace C, the expansion of the raw material mixing plant and a second electrostatic precipitator to reduce emissions of particular materials. For 1999, the Company incurred capital expenditures of Ch$9,156 million. This figures includes the repair of furnace B and a new product line for said furnace. For 1998, the Company invested US$7 million in the construction of a calcium carbonate grinding facility, the expansion of a finished product warehouse and the acquisition of mining properties. These investments were financed internally.

     A significant amount of the Company's cash equivalents is denominated in U.S. dollars from export sales and is maintained in this currency to meet debt services obligations for U.S. dollar denominated debt. As of December 31, 2000, the Company had Ch$28,670 in cash, time deposits and marketable securities, a substantial portion of which is available to the Company for future investments. The Company believes that cash flow generated by operations, cash balances, and available lines of credits, will enable the Company to meet its working capital, capital expenditure and debt service requirements for 2001. Moreover, an integral part of the Company's financial policy is to maintain adequate liquidity while maximizing shareholder value through strategic investment and alliances.

     As of December 31, 2000, there were no significant restrictions on dividends or cash. Moreover, there are no significant commitments for the use of funds in the future.

Impact of Chilean Technical Bulletin No. 64 on Inflation and
Price-Level Restatement

     As explained in detail in Note 2(e) to the Consolidated Financial Statements, in accordance with the Chilean foreign currency translation standard Technical Bulletin No. 64 ("BT64"), the Company is required to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean Peso, thus reflecting indirectly the gain, or loss, resulting from holding or owning monetary assets and liabilities. For all the above balances, the restatement is based on the variation of the official Consumer Price Index ("CPI") of the National Institute of Statistics, with the exception of inventories, which are restated or adjusted to current cost, whichever is lower, and assets and liabilities in foreign currency, which are adjusted to closing exchange rates.

     Certain companies in Chile finance current assets and fixed assets with short and long-term liabilities in foreign currency. Because assets are generally restated using the CPI and liabilities in foreign currencies are restated to closing exchange rates, the price-level restatement line in the income statement is affected by the relationship between local inflation and the U.S. Dollar exchange rate for the Chilean Peso. The loss registered during 2000 under price-level restatement is basically due to the negative impact of some accounts denominated in foreign currencies. The real depreciation of the Chilean Peso against the Dollar was approximately 14.1% during the year. Moreover, in 2001, the effect of adjusting shareholders' equity for the local inflation during the year, plus the revaluation of liabilities, was greater than the price-level restatement of non-monetary assets (principally property, plant and equipment) resulting in a loss for monetary correction during the year. This situation reflects the loss of purchasing power of the Chilean Peso in comparison to the U.S. Dollar. Please, see Note 28 for the Consolidated Financial Statements.

     Because of Chile's history of relatively high inflation, the financial markets have developed a system of borrowing or lending in UFs. Most long-term assets and liabilities in Pesos are indexed in UFs(***), and the adjustment to the closing value is reflected in the price-level adjustment account. The use of UF-denominated transactions offsets the effect of inflation in the preparation of price-level adjusted financial statements. For example, a company with UF-denominated obligations will record both a financing cost (from the adjustment to the value of the UF due to the effects of inflation) and a price-level gain (from holding a liability during a period of inflation) of comparable amounts, excluding the difference between actual inflation and the inflation rate used for purposes of the UF index, which has a lag of one month. In the case of a UF-denominated asset, the price-level adjustment (a loss) and the UF valuation (a gain) also offset each other, with the exception of the one month lag in the UF index referred to above.

     The actual line-by-line restatement of the principal non-monetary assets and liabilities, equity and income and expense accounts is set forth in the following table:


---------
(***)  Unidad de Fomento. This index is adjusted on a daily basis.

                                                   Year Ending December 31,
                                                 ----------------------------
                                                 (Millions of Constant Pesos)
                                                   2000              2001
                                                   ----              ----
Inventories                                         723               658
Fixed Assets                                      4,851             3,682
Investment in Related Companies                   2,126             2,349
Marketable Securities                               114                98
Time Deposits                                       627               198
Short term debtors                                  704               238
Accs. Receivable related companies                   53                 9
Long term debtors                                     4               282
Other non-monetary assets                           541               303
Expenses and cost accounts                        2,290             1,840
Equity                                           (8,507)           (5,939)
Obligations with the public                         (58)             (580)
Minority interest                                     0               (62)
Accs payable related companies                        0                (1)
Short term provisions                               (11)              (24)
Short term creditors                                 (2)               (2)
Long term provisions                               (224)              (98)
Non-monetary liabilities                         (2,379)           (2,768)
Income accounts                                  (2,978)           (2,453)
Income (Loss) from Price Level Restatement       (2,126)           (2,270)

-----------------
Please, see Note 2(e) and Note 28 of the Consolidated Financial Statements, and for additional information on the determination of the price-level restatement.


Impact of Chilean Technical Bulletin No. 64 on Foreign Investments

     In accordance with BT 64, described in Note 2(o) to the Consolidated Financial Statements, the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the parent company's operations, are measured in U.S. Dollars. The Company has recharacterized its foreign investments into U.S. Dollars under this requirement as follows:

     - Monetary assets and liabilities are translated at year-end rates of exchange between the United States Dollar, and the local currency.
     - All non-monetary assets, liabilities, and shareholders' equity are translated at historical rates of exchange between the United States Dollar and the local currency.
     - Income and expense accounts are translated at average rates of exchange between the United States Dollar and the local currency.
     - The effects of any exchange rate fluctuations are included in the results of operations for the period.

     Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain, or loss, between the Chilean Peso and the U.S. Dollar are reflected in equity in the account "Cumulative Translation Adjustment"; as the foreign investment itself is measured in U.S. Dollars.

     In the opinion of the Company, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP.

U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company are the elimination of reappraisals of fixed assets, the inclusion of overhead costs in inventories, the elimination of provisions for future furnace repairs, the recording of a liability to reflect minimum dividend payments required by law, the recording of deferred taxes, the capitalization of mold equipment and the difference in amortization periods for goodwill. For a more detailed explanation of these differences between Chilean GAAP and U.S. GAAP, see Note 39 of the Consolidated Financial Statements. Pursuant to Chilean GAAP, the Company's financial statements recognize the effects of inflation in accordance with BT 64. As permitted by Form 20-F, the effect of inflation accounting under BT 64 has not been reversed in the reconciliation to U.S. GAAP.

     Net income under U.S. GAAP for the years ended December 31, 1999, 2000 and 2001 was Ch$22,633 million, Ch$18,746 million and Ch$14,613 million respectively. Net income under Chilean GAAP for the years ended December 31, 1999, 2000 and 2001 was Ch$21,339 million, Ch$17,570 million and Ch$17,771 million respectively. Net income under U.S. GAAP was 6.1% higher than under Chilean GAAP in 1999 and 6.7% higher than under Chilean GAAP in 2000. Net income under U.S. GAAP was 17.8% lower than under Chilean GAAP in 2001.


ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Officers of Registrant

     The Company is managed by the Board of Directors, which, in accordance with the Company's By-laws (Estatutos), must consist of ten directors, who are elected at the general shareholders' meeting. The entire Board of Directors is elected every three years. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. The Company's executive officers are appointed by the Board of Directors, and hold office at the discretion of the Board. There are regularly scheduled meetings of the Board of Directors once a month, and occasionally, extraordinary meetings are called when needed by the Chairman of the Board.

     The Company's directors and executive officers, as of December 31, 2001, are as follows:

                                                               Current Position
                                                               Current Position
       Name                                 Position                 Held Since
----------------------------    ------------------------------  ---------------
Ricardo Claro Valdes(1)         Chairman of the Board and Director      1975
Baltazar Sanchez Guzman(2)      Vice Chairman of the Board and Director 1995
Joaquin Barros Fontaine         Director                                1990
Jaime Claro Valdes(1)           Director                                1988
Patricio Claro Grez             Director                                1997
Manuel Correa Ossa              Director                                1986
Juan Agustin Figueroa Yavar     Director                                1994
Patricio Garcia Dominguez       Director                                1975
Hernan Somerville Senn          Director                                1989
Alfonso Swett Saavedra          Director                                1981
Cirilo Elton Gonzalez           Chief Executive Officer                 1990
Eduardo Acuna Donoso            Technical Manager                       1992
Benito Bustamante Castagnola    Comptroller                             1981
Jose Miguel Del Solar Concha    Human Resources Manager                 2001
Juan Jose Edwards Guzman        Commercial Manager                      1995
Leonardo Harsch Marschang       Quality Manager                         1998
Danilo Jordan Franulic          Commercial Manager                      1989
Daniel Navajas Urbina           Operations Manager                      1992
Rodrigo Palacios Fitz-Henry     Chief Financial Officer                 2001
Enrique Ide Valenzuela          Financial Adviser                       1996

-----------------
(1) Ricardo Claro Valdes and Jaime Claro Valdes are brothers. Please, see "Item 7. Major Shareholders and Related Party Transactions--Control of Registrant", for further illustration.
(2)  Mr. Sanchez has been a director of the Company, since the year 1990.


     Set forth below is a brief biographical description of the directors and executive officers of the Company:

     Ricardo Claro Valdes. Mr. Claro is an attorney and has been a director and Chairman of the Board of Directors of the Company since 1975. He is a senior partner of Claro y Cia, a Santiago law firm and currently serves as a director and Chairman of the Board of Directors of Elecmetal and other companies within the Elecmetal Group, including Compania Sud Americana de Vapores, S.A. ("Vapores"), Vina Santa Rita, Megavision, Metropolis-Intercom and Navarino S.A. ("Navarino"). He is also a director of Sudamericana Agencias Aereas y Maritimas S.A. ("SAAM"), Vice-President of Fundacion Mar de Chile and director of Fundacion Andes. From 1973 to 1975, Mr. Claro was Economic Advisor to the Minister of Foreign Affairs serving as Ambassador-at-large.

     Baltazar Sanchez Guzman. Mr. Sanchez holds a degree in business administration and has been a director of the Company since 1990, and was elected Vice Chairman of the Board in April of 1995. He is Executive Vice President of Megavision, director of Navarino S.A., Elecmetal, Quemchi S.A. ("Quemchi"), Compania SudAmericana de Vapores, SudAmericana Agencias Aereas y Maritimas S.A. ("SAAM"), Vina Santa Rita, Metropolis-Intercom (all within the Elecmetal Group) and Chairman of the Board of ME Global Inc., Inversiones Siemel S.A. and Siglo XXI. Mr. Sanchez was the General Manager (Chief Executive Officer) of Vina Santa Rita from 1980 to 1983 and of Compania de Petroleos de Chile S.A. from 1985 to 1990.

     Jaime Claro Valdes. Mr. Claro is an industrial civil engineer and has been a director of the Company since 1988. He is President of Quemchi S.A. ("Quemchi"), Vice-President of Elecmetal and Navarino, Director of Vina Los Vascos S.A., Compania Sud Americana de Vapores, SAAM, ME Global Inc, and Envases CMF S.A. within the Elecmetal Group. He is also President of Chilean Line Inc. and director of Southern Peru Copper Corporation (USA).

     Patricio Claro Grez. Mr. Claro is an industrial civil engineer and has been a director of the Company since 1997. He is also a director of Industriales Forestales S.A., Compania Chilena de Fosforos S.A., Telex-Chile S.A and Banco Bice.

     Joaquin Barros Fontaine. Mr. Barros has been a director of the Company since 1990, and is a Director of Navarino and Envases CMF S.A, Metropolis-Intercom and Compania Sud Americana de Vapores S.A. within the Elecmetal Group. He is also Executive President of Quilicura S.A. and Compania de Inversiones La Central S.A. He is Chairman of the Board of Directors of the Instituto Sanitas S.A., Sociedad Anonima Jahuel Aguas Minerales y Balnearios and Productos Quimicos Tanax S.A.C. e I. He is also a director of Vina Santa Emiliana.

     Manuel Correa Ossa. Mr. Correa is an attorney and has been a director of the Company since 1986. He is also director of Maritima de Inversiones S.A. ("Marinsa"), Navarino within the Elecmetal Group and professor of Tax and Economic Law at the Pontificia Universidad Catolica de Chile and Universidad Los Andes. He is member of Estudio Correa y Lyon, a Santiago law firm.

     Juan Agustin Figueroa Yavar. Mr. Figueroa is an attorney and has been a director of the Company since 1994. He is Chairman of the Board of Directors of Maritima de Inversiones S.A. ("Marinsa") and a director of Elecmetal, Quemchi, Navarino and Vina Santa Rita within the Elecmetal Group. He is a senior partner of Figueroa y Coddou Abogados, a Santiago law firm. He is also Chairman of the Board of Termas de Puyehue S.A. and Full Professor of Procedural Law at the Universidad de Chile. He is also President of the Fundacion Pablo Neruda and Chairman of the Board of Trustees of the Universidad de Santiago. He is a member of the Constitutional Tribunal. From 1990 to 1994, Mr. Figueroa was Minister of Agriculture in the Chilean Government. He is also head of the Pablo Neruda Foundation and member of the board of Universidad de Santiago de Chile.

     Patricio Garcia Dominguez. Mr. Garcia has been a director of the Company since 1975. Mr. Garcia also serves as a director of Elecmetal, Quemchi, Navarino, Compania SudAmericana de Vapores and SAAM within the Elecmetal Group, as well as Industrias Alimenticias Carozzi S.A., Empresas Cabo de Hornos S.A., Inversiones Covadonga S.A., Bolsa de Valores de Valparaiso, Compania de Inversiones La Espanola S.A. and Inversiones Hispania S.A.

     Hernan Somerville Senn. Mr. Somerville is an attorney and has been a director of the Company since 1989. In addition, he currently serves as a Director of Marinsa, Megavision and Vina Santa Rita within the Elecmetal Group; and director of Corp Banca and Enersis S.A. He is also the Chairman of the Chilean Association of Banks and Financial Institutions and Past President of the Latin-American Association of Banks (FELABAN) and a Partner of Asesorias Financieras Ltda. (FINTEC). From 1983 to 1988 Mr. Somerville was a director of the Central Bank of Chile and chief debt negotiator for the restructuring of Chile's external debt.

     Alfonso Swett Saavedra. Mr. Swett has been a director of the Company since 1981. He serves as a Director of Elecmetal, Quemchi, Navarino, Megavision and Vina Santa Rita within the Elecmetal Group. Mr. Swett is Chairman of the Board of Forus S.A. and Costanera S.A.C.I. and is Adviser to Sociedad de Fomento Fabril (SOFOFA) and Generacion Empresarial.

     Cirilo Elton Gonzalez. Mr. Elton holds a degree in business administration and has been the Company's General Manager (Chief Executive Officer) since 1990. He serves as a director of Marinsa, Vice-President of Rayen Cura S.A.I.C., within the Elecmetal Group. Prior to joining the Company, he was Chief Executive Officer of Elecmetal, starting in 1982.

     Eduardo Acuna Donoso. Mr. Acuna is a chemist from the Pontificia Universidad Catolica de Chile. He joined the Company in 1963 and has served as the Company's Technical Manager since 1992.

     Benito Bustamante Castagnola. Mr. Bustamante is a certified public accountant from the Universidad de Chile. He has served as the Company's Comptroller since 1981.

     Jose Miguel Del Solar Concha. Mr. Del Solar holds a degree in business administration from the Universidad de Chile and has served as the Company's Human Resources Manager since 2001.

     Juan Jose Edwards Guzman. Mr. Edwards holds a degree in business administration from the Universidad de Chile. He has served as the Company's Sales Manager since 1995, and has been employed by the Company since 1988.

     Leonardo Harsch Marschang. Mr. Harsch holds a degree in chemical engineering from the Universidad de Concepcion and has served as the Company's Quality Control Manager since 1998.

     Danilo Jordan Franulic. Mr. Jordan holds a degree in business administration from the Universidad de Chile. He has served as the Company's Sales Manager since 1989 and has been employed by the Company since 1974.

     Daniel Navajas Urbina. Mr. Navajas is an industrial civil engineer from the Pontificia Universidad Catolica de Chile. He has served as the Company's Operations Manager since 1992 and has been in the Company since 1969.

     Rodrigo Palacios Fitz-Henry. Mr. Palacios holds a degree in business administration from the Pontificia Universidad Catolica de Chile. He has served as the Company's Chief Financial Officer since 2001.

     Enrique Ide Valenzuela. Mr. Ide is an electrical engineer from the Academia Politecnica Naval and holds a master's degree in business administration from Harvard University. He has served as the Company's Financial Adviser since 1996. Mr. Ide is also Vice-President of Development of the Elecmetal Group.

Compensation of Directors and Officers

     For the year ending December 31, 2001, the aggregate amount of compensation paid by the Company to all directors and executive officers was Ch$1,493 million. Members of the Board of Directors receive per diem fees and participate in the Company's net profits. As a group, directors receive aggregate payments of Ch$707 million corresponding to year 2001. The Chairman of the Board receives twice the amount received by any other director. The Company does not maintain any pension or retirement programs for its directors or executive officers. The Company does not otherwise disclose to our shareholders or make available to the public, information concerning compensation of individual directors or executive officers.

Board Practices

     The Company maintains an Audit Committee composed of three members who are also members of the Board of Directors, and they are appointed by the Board. Members serve for the same amount of time as they serve as directors of Cristalerias de Chile and can be re-elected. According to Article 50 BIS of the Chilean Companies Act, the majority of the members of the Audit Committee must be independent of the controlling shareholder, if possible. The Audit Committee may appoint independent personnel to carry out certain functions. The present members of the Audit Committee were appointed by the Board at a meeting held on April 10, 2001 and are as follows:

     o    Mr. Juan Agustin Figueroa Yavar; President;
     o    Mr. Joaquin Barros Fontaine and
     o    Mr. Patricio Claro Grez.

The Audit Committee conducts monthly meetings and its main duties are:

     o Supervising and controlling the proper functioning of our operations;
     o Reviewing the audit reports prepared by the internal controller and supervising the appropriateness of the Controlling Division's attributions;
     o    Interacting with the independent auditors and rating agencies.

Employees

     As of December 31, 2001, the Company had 694 permanent employees, approximately 76% of whom were represented by two different labor unions in collective bargaining negotiations with the Company. As of December 31, 2001, the average tenure of the Company's full time employees was approximately 11.7 years. The Company considers its relations with its employees to be good.

     Chilean law protects the right of the Company's workers to bargain collectively and to strike if agreements on labor contracts are not negotiated on a timely basis. The Company meets periodically with each one of the two unions to negotiate the renewal of the current collective bargaining agreements covering the Company's employees.

     Good relationships with workers are reflected through the signing of a 6-year collective bargaining agreement with workers union "Sindicato de Trabajadores No 1". In November 2001, the Company was selected as one of the top 25 most attractive employers in Chile in a study conducted by the prestigious organization "Best Place to Work Institute, Latin America".

     The Company does not maintain any pension or retirement programs for its employees. Workers in Chile are subject to a national pension law that establishes a system of independent pension plans, which are administered by Administradoras de Fondos de Pensiones

("The Pension Funds Administrators"). The Company has no liability for the performance of the pension plans, or for any pension payments to be made to the employees.

ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Control of Registrant

     Since July 6, 1995, the Company has had a total of 64,000,000 outstanding shares of Common Stock, which represents the Company's total registered capital stock.

     The following table sets forth certain information regarding the ownership of Common Stock, as of December 31, 2001, with respect to each shareholder (with all directors and executive officers of the Company as a group) known to own more than 5% of the outstanding shares of Common Stock:

                                                     December 31, 2001
                                             ---------------------------------
                                             # Of Shares Owned     % Ownership
                                             -----------------     -----------
Compania Electrometalurgica S.A.                 21,780,001           34.03
Bayona S.A.                                       5,912,540            9.24
Servicios y Consultorias Hendaya S.A.             5,679,359            8.87
The Bank of New York (1)                          4,672,356            7.30
Cia. De Inversiones La Central S.A.               4,418,933            6.90
AFP Provida S.A. Fondo de Pensiones               4,067,179            6.35

-----------------
(1)  As Depositary for the ADRs


     The Elecmetal Group, which includes Elecmetal, Bayona S.A. and Servicios y Consultorias Hendaya S.A., was, as of December 31, 2001, the beneficial owner of approximately 52.14% of the outstanding shares of Common Stock of the Company, and thereby, has voting control of the Company.

     Elecmetal is a Chilean open stock corporation engaged in steel foundry works and also involved in a wide range of business activities in Chile through its subsidiaries and affiliates, which together comprise the Elecmetal Group, including: (i) glass and plastic container manufacturing operations (through ownership of a controlling interest in the Company); (ii) media and communications (through the Company's ownership of a controlling interest in Megavision and its 50% interest in Cordillera), (iii) wine production operations (through the Company's ownership of a controlling interest in Santa
Rita). On December 31, 2001, Mr. Ricardo Claro Valdes, the Chairman of the Board and a Director of the Company, controlled, directly and indirectly, approximately 46% of the voting stock of Elecmetal.

     The Elecmetal Group owns a majority of the Company's outstanding shares of Common Stock. Consequently, the Elecmetal Group has the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by vote of the shareholders. Disposal by the Elecmetal Group of a significant portion of its shares of Common Stock could affect the trading price of the Common Stock on the Bolsa de Comercio de Santiago (the "Santiago Stock Exchange"), and consequently, of the Company's ADSs, and control of the Company. Elecmetal and its subsidiaries and affiliates are free to dispose of their shares of Common Stock at will.

Interest of Management in Certain Transactions

     In the ordinary course of its business, the Company engages in a variety of transactions with affiliates of the Company and the Elecmetal Group. For a detailed description of the Company's related party transactions, see Note 6 of the Consolidated Financial Statements. The principal transactions with such related parties during the last three fiscal years are as follows:

Sales to Affiliates

     The Company, including Santa Rita, CIECSA, Cristalchile Comunicaciones, Cristalchile Inversiones and Apoger, sells goods and services to certain other companies in the Elecmetal Group and other related parties. Net sales to related parties were Ch$828 million in 1998, and Ch$532 million in 1999
Ch$567 million in 2000 and Ch$815 million in 2001.

Purchases from Affiliates

     The Company, including Santa Rita, CIESCA, Cristalchile Comunicaciones, Cristalchile Inversiones and Apoger, purchases goods and services from other companies in the Elecmetal Group and other related parties. Purchases from related parties were Ch$1,837 million in 1998, Ch$1,589 million in 1999, Ch$1,098 million in 2000 and Ch$1,932 million in 2001.

Related Company Loans

     During 2001, the Company made loans to Quemchi, a related company. The balance of this loan, as of December 31, 2001, is shown in the following table:

                    Loans         Loans Paid        Balance
                     Ch$             Ch$              Ch$
                   --------       ----------        -------
Quemchi             50,000         50,000             --


     Article 89 of the Chilean Companies Act requires that the Company's transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. The Company is required under
Article 89 to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to commence. Directors of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be performed only when the board of directors has previously approved it knowing such director's interest, and the terms of such transaction are similar to those prevailing in the market. According to an amendment introduced to the Chilean Companies Act in December 2000, if the proposed transaction involves amounts considered material, the Board must previously declare that such transaction is consistent with equity conditions similar to those prevailing in the market.

     If it is not possible to reach such a judgment, the Board may appoint two independent appraisers. The appraisers' final conclusion must be presented to the Shareholders and Directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the Board to call for a shareholders' meeting to resolve the matter, with the agreement of two thirds of the issued voting shares. For purposes of this regulation, the law considers that the amount of a proposed transaction must be considered "material" when it exceeds 1% of the company's paid-in capital and reserves, provided that it also exceeds 2,000 UF, and in any event, when it exceeds 20,000 UF. All resolutions approving such transactions must be reported to the Company's shareholders at the next annual shareholders' meeting. Violation of Article 44 does not affect the validity of the transaction, but may result in administrative or criminal sanctions and civil liabilities, entitling the company, the shareholders or third parties who suffer losses as a result of such violation, to demand damages and the reimbursement to the company by the interested director of a sum equal to the benefits received by him, his principal or relatives. The Company believes that, to the best of its knowledge, it has complied with the requirements of
Article 89 and Article 44 in all transactions with related parties.


ITEM 8:    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See Item 17 and 18 for the Consolidated Financial Statements included within this document.

Dividend Policy and Dividends

Dividend Policy

     The Company's dividend policy is decided upon, from time to time, by the Board of Directors and is announced at the regular annual shareholders' meeting, which is generally held in April of each year. However, the Board of Directors must submit to the regular annual shareholders' meeting for shareholder approval each year a proposal for the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for a given year, except to the extent the Company has a deficit in retained earnings. Actual dividends paid by the Company have averaged 42% of the Company's net income for the past five years.

     Dividend payments are approved at the annual ordinary shareholders' meetings, held on April 15, 1997, April 15, 1998, April 13, 1999, April 14, 2000 and April 10, 2001, with respect to the Company's net income for each year. In 1998, the Board of Directors approved the proposal to distribute 43% of the Company's net income, through payment of dividend No. 136. The dividend was approved at the shareholders' meeting held on April 13, 1999. There can be no assurance that future dividends will be paid in an amount exceeding the 30% level required by law. There can also be no assurance that the Chilean Companies' law will remain in effect unaltered going forward. The Board of Directors has the authority to decide whether such dividend will be paid in the form of interim dividends or a single annual payment.

     In 2001, the shareholders approved at the general shareholders' meeting the payment of the proposed dividend of 50% of the net income for 2001 with the remainder to be deposited into Reserve Funds. The Board of Directors was authorized to issue provisional dividends against the profits of 2001 and to distribute interim dividends against the Future Dividends Fund without the need to call a new meeting of shareholders for that purpose.

     For 2002 the Board of Directors proposed in the shareholders meeting to distribute 50% of the net income for 2002 as a dividend payment, with the remainder to be deposited into Reserve Funds to continue the Company's growth. The Board of Directors was authorized to issue provisional dividends against the profit of 2002 and to distribute interim dividends against the Future Dividends Fund without the need to call a new meeting of shareholders for that purpose.

     It has been the Company's general practice to pay two to four dividends, during each fiscal year. Under this arrangement, one or more interim dividends are paid during the fiscal year, and a final dividend is declared at the annual shareholders' meeting. The final dividend is in an amount which, together with the interim dividends previously paid, is at least sufficient to satisfy the statutory requirement that at least 30% of net income for the year be paid out in dividends. Such final dividend is paid on a date fixed by the Board of Directors, generally in April.

     The amount and timing for payment of dividends is subject to revision from time to time, depending upon among other factors the Company's then-current level of sales, costs, cash flow, and capital requirements, as well as market conditions. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change, and a notice of any such change of policy must be filed with Chilean regulatory authorities and would be publicly available information. Notice of such a change of policy would not, however, be sent to each shareholder or ADR holder. Accordingly, there can be no assurance as to the amount or timing of declaration or payment of dividends in the future.

     Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The holders of ADRs on the applicable record dates for the ADSs will be entitled to all dividends paid after their acquisition of the ADRs.

Dividends

     The following table sets forth the dividends per share paid in terms of that year's net income for each of the years indicated. The table includes interim dividends and final dividends for the years indicated. The final dividend is declared and paid after the annual ordinary shareholders' meeting is held during March or April of the subsequent year. Information in U.S. Dollars is also presented on the aggregate dividends per ADS (each ADS representing three shares of Common Stock).

     The following information comprises actual historical amounts not restated in Constant Pesos:

                                    Per Share (1)      Per ADR (1) (2)
                              ----------------------- -----------------
Year ending December 31,       Ch$ (3)       US$ (4)        US$ (4)
------------------------      --------       -------        -------
       1996                     68.00         0.163          0.489
       1997                     73.00         0.168          0.504
       1998                    111.00         0.235          0.705
       1999                    123.10         0.232          0.697
       2000                    105.57         0.184          0.552
       2001                    165.10         0.252          0.756

-----------------
(1) The dividend is proposed by the Board of Directors and voted on and declared by the shareholders at each annual shareholders meeting. Payment is made to all holders of record on a subsequent date.
(2) Amounts shown do not reflect reductions for any applicable Chilean Withholding Taxes.
(3) Represents dividends paid with respect to each year's net income in historical Chilean Pesos.
(4) Translated into U.S. Dollars at the historical Observed Exchange Rates on the respective dates of payment of dividends.


     As a general requirement, shareholders who are not residents of Chile must register as a foreign investor under one of the foreign investment regimes contemplated by Chilean law to receive dividends, sales proceeds or other distributions with respect to their shares remitted outside of Chile through the Formal Exchange Market. Under the ADR facility, the Depositary, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividend distributions from Pesos to Dollars and to pay such Dollars to ADR holders outside of Chile. Please, see "Item 10. Additional Information--Exchange Controls and Other Limitations Affecting Stockholders", for further illustration. Dividend distributions received in respect of shares of Common Stock by holders, including holders of ADRs, who are not Chilean residents, are subject to Chilean withholding tax. Please see "Item 10. Additional Information--Taxation", for further illustration.

Legal Proceedings

     On May 18, 1998, Cordillera, Holdings, Bresnan International Partners, Comunicaciones de Chile Uno Limitada ("Bresnan International"), and Cristalchile Comunicaciones (the "Plaintiffs") commenced arbitration proceedings in Chile against Intercom, Invercom, and Telefonica CTC Chile (the "Defendants") to resolve a dispute among the parties concerning the development of internet services through Metropolis-Intercom. On February 7, 1996, in order to develop certain businesses through Metropolis-Intercom, the parties formed Metropolis-Intercom Holding S.A. ("Metropolis Holding") and Metropolis-Intercom S.A. and entered into the following agreements: (i) a shareholders' agreement (the "Shareholders' Agreement") among Cordillera, Holdings, Bresnan International, Cristalchile Comunicaciones, Intercom, Invercom and Metropolis Holding; (ii) a letter of agreement among the parent companies of the parties to the Shareholders' Agreement (as defined hereunder); (iii) an agreement (the "Network Purchase Agreement") between Cordillera and Telefonica CTC Chile pursuant to which CTC agreed to purchase Cordillera's network; and (iv) a 30-year renewable service agreement between CTC and Metropolis-Intercom pursuant to which CTC agreed to provide Metropolis-Intercom with transmission services (the foregoing agreements, collectively, the "Relevant Agreements"). The Plaintiffs contended, among other things, that the Defendants refused to develop the Internet business through Metropolis-Intercom as contemplated in the Relevant Agreements. Accordingly, the Plaintiffs demanded in the arbitration the specific performance by the Defendants of the Relevant Agreements and the bylaws of Metropolis Holding and Metropolis-Intercom. If the foregoing was not feasible, the Plaintiffs demanded the recission of the Relevant Agreements, and sought, among other things, the return of the network that CTC purchased from Cordillera pursuant to the Network Purchase Agreement. In each case, the Plaintiffs sought to recover US$100,000,000 in liquidated damages under the Shareholders' Agreement and any other damages that the Defendants may have caused. In addition, the Plaintiffs sought to recover from the Defendants certain amounts owing under the Network Purchase Agreement.

     On August 28, 1998, the Defendants answered the claim denying its merits. With the answer, the Defendants also filed a counterclaim against the Plaintiffs seeking to recover US$100,000,000 in liquidated damages and any other damage which the Plaintiffs may have caused under the Shareholders' Agreement on the grounds that, in their view, the Plaintiffs, and not the Defendants, breached the Shareholders' Agreement.

     On December 18, 1998, during the pendency of the arbitration, the Defendants were prohibited from providing internet services through the cable network used for cable television. In December 1999, the arbitrator, Mr. Urrejola, ordered an injunction that prohibited CTC from developing Internet services via any means other than telephone lines.

     On May 18, 2000, the Company, through its unconsolidated subsidiary, Cordillera Comunicaciones, which owned 60% of Metropolis-Intercom, announced it had judicially settled the arbitration. Pursuant to the settlement, Cordillera agreed to acquire the 40% interest of Metropolis-Intercom owned by CTC. Cordillera Comunicaciones is 50% owned by the Company's subsidiary Cristalchile Comunicaciones and 50% owned by Liberty Media International.

     The settlement required a total of US$270 million to be paid by the Company's unconsolidated subsidiary, Cordillera Comunicaciones for the following: (i) the acquisition of the above-mentioned 40% interest in Metropolis-Intercom; (ii) the acquisition of 100% of the HFC network used by Metropolis-Intercom and its associated assets; and (iii) the acquisition of 100% of the Plataforma Tecnica Red Multimedia S.A. ("Red Multimedia"), a subsidiary of CTC that provides installation and maintenance services for the HFC Network.

     It was also agreed that CTC would grant Metropolis-Intercom the use of sections of its fiber optic network, chambers, pipes, and access to buildings, spaces, and services in CTC's facilities for approximately US$4 million.

     Before the execution of definitive settlement agreements, the parties agreed to follow such steps as may be required by the Chilean antitrust authorities, and to perform customary due diligence.

     The settlement amount was paid as follows: (i) US$250 million 90 days after execution of definitive settlement agreements; and (ii) US$20 million to be paid at the end of the fifth year after execution of definitive settlement agreements with interest at the rate of 6% per year.

     In addition to the foregoing, the Company is a party to certain legal proceedings arising in the ordinary course of business. Other than as described herein, the Company is not aware of any litigation or arbitration proceedings which the Company believes will have a material adverse effect on it.

ITEM 9:  THE OFFER AND LISTING

Nature of Trading Market

     The Company's shares of Common Stock are listed on the Santiago Stock Exchange and the Electronic Stock Exchange of Chile (the "Electronic Stock Exchange"). Since January 24, 1994, the Company's ADSs, each one representing three shares of Common Stock, have been listed on the New York Stock Exchange trading under the symbol "CGW." The ADSs have been issued by The Bank of New York, in its role as the depositary. In 2001, the Chilean stock market accounted for approximately 48.2% of the trading volume of the Common Stock, while 51.8% of the trading took place on the New York Stock Exchange.

     The table below shows the high and low closing prices of the Common Stock in Chilean Pesos, and the Common Stock trading volume on the Santiago Stock Exchange for the periods indicated. It also shows high and low trading prices expressed in historical Ch$:

                                             Ch $ Per Share(1)
                          Share            -----------------------
                          Volume            High             Low
                        ----------         -------         -------
1996                    10,486,977          3,280           2,490
1997                     3,052,833          3,500           1,950
1998                     6,088,707          2,350           1,715
1999                     2,969,005          2,780           1,995
2000
1st quarter              1,969,967          3,820           2,580
2nd quarter              1,569,468          3,170           2,799
3rd quarter                535,204          3,100           2,850
4th quarter              1,029,127          3,300           2,820
2001
1st quarter              1,088,956          3,576           3,300
2nd quarter              1,203,574          4,250           3,319
3rd quarter              1,061,362          4,700           4,050
4th quarter              1,146,719          4,450           3,620
December 2001               97,575          4,300           4,100
January 2002                41,488          4,386           4,100
February 2002              470,354          4,550           4,345
March 2002                 235,378          4,360           4,219
April 2002                 257,138          4,200           3,950
May 2002                   325,933          4,000           3,850

-----------------
(1) Chilean Pesos per share of Common Stock reflect nominal price on trading date.
     Source: Santiago Stock Exchange.

     The table below shows the high and low closing prices of the Common Stock in Chilean Pesos, and the trading volume on the Electronic Stock Exchange of Chile for the periods indicated. It also shows high and low trading prices expressed in historical Ch$:

                                             Ch $ Per Share(1)
                          Share            -----------------------
                          Volume            High             Low
                        ----------         -------         -------
1996                     3,701,482          3,285           2,490
1997                     2,247,362          3,450           1,975
1998                     1,576,038          2,350           1,720
1999                       691,236          2,665           2,010
2000
1st quarter                616,545          3,700           2,750
2nd quarter                431,551          3,160           2,962
3rd quarter                  6,200          2,985           2,915
4th quarter                120,759          3,300           2,868
2001
1st quarter                115,636          3,550           3,370
2nd quarter              1,058,258          4,245           3,401
3rd quarter                506,232          4,680           4,058
4th quarter                868,881          4,325           3,630
December 2001              230,880          4,200           4,140
January 2002                48,197          4,395           4,104
February 2002               12,902          4,530           4,400
March 2002                 251,588          4,307           4,218
April 2002                  85,862          4,150           3,975
May 2002                   122,349          4,000           3,850

-----------------
(1) Chilean Pesos per share of Common Stock reflect nominal price on trading date.
     Source: Electronic Stock Exchange of Chile.


     Chilean securities markets are substantially smaller, less liquid, and more volatile than the main securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately US$55.9 billion, as of December 31, 2001, and an average monthly trading volume of 375,050 shares or US$346 million during 2001.

     Trading activity on the Santiago Stock Exchange is on the average substantially less than it is on the principal national securities exchanges in the United States. For the year ending December 31, 2001, only approximately 11% of the securities listed on the Santiago Stock Exchange traded on an average of 90% or more of the trading days. The Company estimates that for the year ending December 31, 2001, its shares were traded on the Santiago Stock Exchange an average of approximately 74.47% of such trading days. The concentrated holding of the Company's Common Stock, as well as the market's limited liquidity, may impair the ability of a holder of American Depositary Receipts (the "ADRs"), evidencing ADSs, to sell the underlying Common Stock in the Chilean stock market, in the amount, and at the price and time as such holder wishes which could significantly increase the volatility of the price of the ADSs. Prior to the Combined Offering at the New York Stock Exchange and at the Santiago

Stock Exchange, there had not been a public market in the United States for ADSs or Common Stock.

     The table below shows the high and low closing prices for the ADSs on the New York Stock Exchange and the trading volume of the ADSs on the New York Stock Exchange for the periods indicated:

                                                US$ Per ADS(1)
                        ADS Trading        -----------------------
                          Volume            High             Low
                        ----------         -------         -------
1996                     4,010,000          24.88           18.00
1997                     2,044,200          25.38           18.13
1998                     4,537,000          15.50           10.50
1999                     8,640,300          16.50           12.44
2000
1st quarter              2,755,300          22.25           14.50
2nd quarter                735,900          18.88           16.00
3rd quarter                229,700          17.38           14.88
4th quarter                413,900          17.50           14.50
2001
1st quarter                751,900          19.20           17.13
2nd quarter                777,200          20.35           16.25
3rd quarter                414,900          20.75           18.20
4th quarter                583,400          19.25           15.10
December 2001               90,100          18.90           18.35
January 2002                46,600          20.05           18.70
February 2002               48,600          20.03           19.38
March 2002                 200,500          20.05           18.95
April 2002                  72,300          19.09           18.25
May 2002                   120,100          19.25           16.60

-----------------
(1)  Trading began on January 24, 1994.


     It is not practical for the Company to determine the proportion of ADSs beneficially owned by U.S. residents.

     The Santiago Stock Exchange was established in 1893, and it is a private company whose equity consists of 48 shares held by 44 shareholders. The Santiago Stock Exchange comprised 249 companies with listed shares as of December 31, 2001. The Santiago Stock Exchange is Chile's principal exchange, and it accounted for approximately 71.8% of the equity trading volume in Chile during 2001. Approximately 26.7%, of equity trading is conducted on the Electronic Stock Exchange, an electronic trading market, which was created by banks and non-member brokerage houses, and 1.4% on the Valparaiso Stock Exchange. Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold, options, futures, and U.S. Dollars are traded on the Santiago Stock Exchange. There are two stock price indices for the Santiago Stock Exchange: the Indice General de Precios de Acciones (the "General Stock Price Index" or the "IGPA") and the Indice de Precios Selectivo de Acciones (the "Selective Stock Price Index" or the "IPSA"). The IGPA is calculated using the prices of 171 issues and is divided into five main sectors: banks and finance, farming and forestry products, mining, industrials, and miscellaneous. The IPSA is a major company index, currently including the Santiago Stock Exchange's 40 most active stocks. The Company's stock is included in the IGPA, but not in the IPSA.

     In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. Dollar futures and IPSA futures. Securities on the Santiago Stock Exchange are traded primarily through an auction system with live bidding, a firm offers system, an electronic trading system or through the daily auction. Trading hours on the Santiago Stock Exchange is from 9:30 a.m. to 4:30 p.m. The Electronic Exchange operates continuously, from 9:00 a.m. to 6:00 p.m. every business day.

     The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

                              Market              Trading
                        Capitalization (1)      Volume (2)            Daily
                           (US$ billion)       (US$ million)     IPSA Index (3)
                        ------------------     -------------     --------------
As of:
December 31, 1991              28.2             1,908.7             266.18
December 31, 1992              29.7             2,061.9             322.61
December 31, 1993              44.8             2,625.8             544.34
December 31, 1994              67.9             5,645.6             773.56
December 31, 1995              73.1            11,176.1             782.83
December 31, 1996              65.8             8,470.2             690.49
December 31, 1997              69.5             6,869.2             779.57
December 31, 1998              52.0             4,417.3             603.14
December 31, 1999              68.2             6,601.0             862.78
December 31, 2000              60.4             5,878.0             831.43
December 31, 2001              55.9            26,787.0             907.09

-----------------
(1) U.S. Dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2)  Reflects annual trading volume of stock for 1991 to 2001.
(3)  Index base = 100 on December 31, 1990.
     Source:  Santiago Stock Exchange.


ITEM 10:   ADDITIONAL INFORMATION

Foreign Exchange Controls

     Pursuant to the provisions of Chapter II of the new Compendium of Foreign Exchange Regulations of the Central Bank of Chile ("New Compendium") that became effective on April 19, 2001, the foreign investments and remittances effected under the same are not subject to currency exchange controls in Chile, except that: (i) such operations must be effected exclusively in the Formal Exchange Market and (ii) be reported to the Central Bank in the fashion established for said purpose. On January 23, 2002, the Central Bank agreed that, effective March 1, 2002 amendments would be introduced to the New Compendium, which generally simplified foreign exchange operations.

     In the case of the Company, however, the ADR facility was subject to further regulations as governed by the former Compendium of Foreign Exchange Regulations in effect prior to April 19, 2001; in fact, the ADR system was the subject of an agreement ("Chapter XXVI Agreement") between Citibank N.A. (replaced by The Bank of New York in October, 2000) in its role as Depositary for the Common Stock represented by the ADSs, the Company and the Central Bank of Chile, effected on January 25, 1994, pursuant to Article 47 of the Ley Organica Constitucional regulating the Central Bank of Chile, in connection with Chapter XXVI, Title I of the Compendium of Foreign Exchange Regulations ("Chapter XXVI") in force through April 18, 2001 with regard to the issue of ADSs through a Chilean company; the Chapter XXVI Agreement seeks to grant the Depositary and ADR holders access to the Formal Exchange Market in Chile.

     At present, in accordance with the New Compendium, operations such as the influx (into Chile) of foreign currency from abroad for the purpose of investing in stock, and the payment of the dividends, interest and other distributions that are not subject to agreements under the Chapter XXVI, are solely required to comply with the aforementioned prerequisites of the New Compendium Chapter II.

     In spite of the fact that on April 19, 2001 the Central Bank eliminated Chapter XXVI, all contracts executed under the provisions of Chapter XXVI remain in full force and effect and continue to be governed by the provisions, and continue to be subject to the restrictions, set forth in said Chapter
XXVI. Accordingly, pursuant to Chapter XXVI, investments carried out under the same are subject to the regulations described below and not to the current regulations summarized in the preceding paragraph. The following is a summary of some of the relevant provisions contained in the Chapter XXVI Agreement, a copy of which was registered as an annex in the Registration Statement. According to the Chapter XXVI and the Chapter XXVI Agreement, the Central Bank of Chile has agreed to grant the Depositary, on behalf of the holders of ADRs and any other investor who is not a resident of Chile nor is domiciled in said nation to withdraw the ADRs (such common stock is referred to herein as "Withdrawn Stock"), access the Formal Exchange Market to convert Chilean Pesos into U.S. Dollars (and remit those Dollars outside of Chile) for the Common Stock represented by the ADS or the Withdrawn Stock, including those amounts received as (i) cash dividends, (ii) funds collected from the transfer in Chile of Withdrawn Stock subject to receipt from the Central Bank of a Withdrawn Share stockholder certificate (or from an institution authorized by the Central Bank) indicating that the residence and domicile of said holder are outside of Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm incorporated in Chile) that said Withdrawn Stock was transferred on a Chilean stock exchange, (iii) funds collected from the transfer in Chile of the right to subscribe free-of-payment Common Stock,
(iv) funds collected from the liquidation, merger or consolidation of the Company and (v) other distributions, including -- without limitation -- those stemming from any capitalization as a result of the holding of Common Stock represented by ADS or Withdrawn Stock.

     The assignees of Withdrawn Stock are not authorized to access any of the preceding rights pursuant to the Chapter XXVI. Investors who receive Withdrawn Stock in exchange for ADRs have the right to redeposit said shares in exchange for ADRs, so long as the conditions for re-depositing are met.

     Chapter XXVI provides that access to the Formal Exchange Market, in connection with dividend payments, will be conditioned upon certification by the Company to the Central Bank that a dividend payment has been made, and any applicable tax has been withheld. Chapter XXVI also provides that access to the Formal Exchange Market, in connection with the sale of Withdrawn Shares, or distribution thereon, will be conditioned upon receipt by the Central Bank of certification by the Depositary that such Shares have been withdrawn, in exchange for delivery of the pertinent ADR's, and receipt of a waiver of the benefit of the Chapter XXVI Agreement with respect thereto, until such Withdrawn Shares are redeposited.

     Chapter XXVI requires an individual who brings foreign currency into Chile to convert it to Chilean Pesos on the same date and invest in Common Stock within five banking days in order to receive the benefits of the Chapter XXVI Agreement. Should said individual decide, within that period, not to acquire Common Stock, he/she may access the Formal Exchange Market to reacquire U.S. Dollars, so long as the corresponding request is filed with the Central Bank within seven banking days of the initial conversion to Pesos. The shares acquired, as described above, can be deposited for ADRs and holders can receive the benefits of the Chapter XXVI Agreement, subject to the receipt by the Central Bank of a certificate from the Depositary indicating that said deposit has been made along with a receipt for a statement by the individual making the deposit in which he/she waives the benefits of the Chapter XXVI Agreement with regard to the Common Stock deposited.

     Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such entry requires the approval of the Central Bank based on a request presented by means of an entity authorized to operate in the Formal Exchange Market, which may be the Depositary. The Chapter XXVI Agreement states that if the Central Bank fails to issue a ruling on the request within seven banking days, the petition will be deemed approved.

     In keeping with Chilean law, the Chapter XXVI Agreement cannot be modified unilaterally by the Central Bank. In addition, legal precedent exists to indicate that the agreements signed under Chapter XXVI cannot be invalidated by future legislative changes. Nonetheless, there can be no assurance that additional Chilean restrictions on the holders of ADRs, the transfer of supporting Common Stock or the remittance of funds secured via such transfer may not be imposed in the future, nor is it possible to assess the duration or effect of such restrictions should they be imposed. If, for any reason, including changes to the Chapter XXVI Agreement or Chilean law, the Depositories is unable to convert Chilean Pesos into U.S. Dollars, investors would receive dividends and other distributions in Chilean Pesos. From this perspective, the standing of investors under a Chapter XXVI Agreement is more advantageous than that of those who invest under the regulations contained in the New Compendium, given that the latter are not protected by a Chapter XXVI agreement with the Central Bank and, therefore, the general conditions applicable to access to the Formal Exchange Market could be subject to modifications adopted by the Central Bank which could affect those investors who bring in and liquidate foreign currency positions subsequent to said modification.

     According to the regulations issued by the Central Bank that took effect on April 19, 2001, the entry of foreign currency into Chile for the purpose of acquiring stock in a listed corporation will not be subject to a mandatory deposit ("reserve requirement") with the Central Bank, the reserve requirement is also not applicable to the entry of foreign currency into Chile for the purpose of acquiring stock in a listed corporation that is a party to a Chapter XXVI agreement, so long as said acquisition of shares has been effected in keeping with the provisions of said Chapter XXVI agreement.

     The Central Bank is responsible, among other things, for monetary policy and foreign exchange controls in Chile. The correct registration of a foreign investment will permit the investor, under the regulations of the former Compendium, to access the Formal Exchange Market. Said registration is no longer required under the regulations of the New Compendium, as the details of the transaction provided to the Central Bank would suffice. Foreign investments can be registered with the Foreign Investment Committee as per Decree Law No. 600 of 1974. The fundamental regulations of the Central Bank of Chile (Ley Organica) require a "special majority" vote of the Chilean Congress to be modified.

Other Limitations

Dividend Policy

     In accordance with Chilean law and the Company's By-laws, the Company must distribute cash dividends equal to at least 30% of its annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the shares of Common Stock (see item 8. "Dividend Policy and Dividends. Dividend Policy"). If there is no net income in a given year, the Company can elect, but is not legally obligated to distribute dividends out of retained earnings. The Company may grant an option to its shareholders to receive any dividend in excess of 30% in cash, in its own shares or in shares of open stock corporations held by the Company. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. An U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act of 1933, as amended, or an available exemption from the registration requirement thereunder, effectively be required to elect to receive a dividend in cash.

Exchange Rates

     All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market. See "Item 3. Key Information--Risk Factors".

Share Capital

     Pursuant to Article 12 of the Securities Market Act and Circular 585 of the SVS, certain information must be reported to the SVS and Chilean Stock Exchanges with regard to transactions involving the shares of listed stock corporations (sociedades anonimas abiertas). Given that ADRs are considered to represent Common Stock that support ADSs, trading of ADRs is subject to these reporting requirements. As per the aforementioned Article 12, (i) individuals who directly or through other individuals or corporations hold 10% or more of the subscribed capital of a company whose shares are listed on the SVS Securities Registry or who, as a result of stock acquisitions, come to hold said percentage, and (ii) the directors, liquidators, senior executives, general manager and managers, as the case may be, of said corporations, independent of the number of shares they hold, must report to the SVS and the Chilean stock exchanges on which that corporation's stock is traded all acquisitions, direct or indirect transfers of shares effected by the corporation within two exchange business days as of the corresponding trade. The aforementioned shareholders must also report whether the acquisition was effected with the intent of acquiring control of the corporation, or whether it was simply a financial investment.

     In accordance with Article 54 of the Securities Market Act, modified by Law No. No. 19,705 of December 20, 2000 ("Public Tender Act"), any individual who directly or indirectly seeks to take over control of a listed corporation that is offering its shares in a public tender, must report said intent to the general public in advance. For said purpose, a written communication shall be sent to the listed corporation targeted for control, to its controlling and controlled corporations, to the SVS and, lastly, to the exchanges on which the stock of the corporation whose control is sought is traded. Furthermore, a prominent announcement must be published in two newspapers that circulate nationwide. The aforementioned communication and publication, indicating at least price and other essential conditions of the corresponding negotiation, must be effected at least ten business days prior to the date upon which the trade is intended to occur and, in any case, as soon as negotiations aimed at securing control commence. In addition, the effective takeover of control must be reported (via communication to the same individuals indicated above and with announcements in the same newspapers) within two business days of the closure of the deal. Lastly, if the intent is to secure control via a public tender offer, the preceding regulations shall not apply. Rather, in such cases, the applicable regulations will be those contained in Title XXV of the Securities Market Act, introduced in conjunction with the aforementioned Public Tender Act.

     Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the SVS provide that the following transactions shall be carried out through a tender offer:

     o An offer which allows a person to take control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange,

     o An offer for all the outstanding shares of a publicly traded company upon acquiring two thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition), and

     o An offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75.0% or more of the consolidated net worth of the holding company.

     Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or higher than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

     Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meeting of the corporation, or to elect the majority of members of its boards of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group holding, directly or indirectly, at least 25.0% of the voting share capital, unless:

     o Another person or group of persons acting pursuant to joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person,

     o The person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital, and

     o In cases where the SVS has ruled otherwise, based on the distribution or atomization of the overall shareholding.


     According to the Chilean Securities Market Law a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the time and whereby they agree to participate with the same interest in the management of the corporation or taking control of the same. The law presumes that such an agreement exist between:

     o    A principal and its agents,

     o    Spouses and relatives up to certain level of kindred,

     o    Entities within the same business group; and

     o    An entity and its controller or any of its members.

     Likewise, the SVS may determine that a joint action agreement exist between two or more entities considering, among others, the number of companies in which they participate, the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders meetings.

     According to Article 96 of the Chilean Securities Market Law a business group of entities with such ties in their ownership, management or credit liabilities that may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interest of the group, or that there are common credits risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Law the following entities are part of the same business group:

     o    A company and its controller,

     o    All the companies with a common controller and the latter,

     o All the entities that the SVS declare to be part of the business group due to one or more of the following reasons:

          o A substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties,

          o The company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor,

          o When the controller is a group of entities, that the company is a member of a controller of the entities mentioned in the first two bullets above and there are grounds to include it in the business group,

          o When the controller is a group of entities, that the company is controlled by a member of the controlling group and there are grounds to include it in the business group.

     The Chilean Companies Act requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares. U.S. holders of ADSs are not entitled to exercise the preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. The Company intends to evaluate at the time of any preemptive rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it of enabling the exercise by the holders of ADSs of such preemptive rights and any other factors the Company considers appropriate at the time, to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed. If no registration statement is filed, the Depositary will attempt to sell affected ADS holders' preemptive rights in a secondary market (if one exists) and distribute the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell such preemptive rights, the rights may be allowed to lapse with no consideration to be received by the affected ADS holders.

     Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided that they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

Dissenting Shareholders

     The Chilean Companies Act establishes that, should an extraordinary meeting of shareholders adopt any of the resolutions presented below, the dissident shareholders have the right to withdraw from a Chilean company and require that the company repurchase their shares, subject to compliance with certain terms and conditions described below unless said right to withdraw is suspended, in the case of bankruptcy or agreements with creditors. To exercise said rights, ADR holders must first withdraw the shares represented by their ADRs, pursuant to the terms of the Depositary Agreement. Dissident shareholders are defined as those who vote against a resolution that results in the right to withdraw or, should they be absent from said meeting, those who declare their opposition to the resolution to the company in writing within the following 30 days. Dissenting shareholders must complete their right to withdraw by offering their shares to the company within 30 days of the adoption of the resolution.

     The resolutions that could trigger the right of the shareholder to withdraw are as follows:

     (a) The transformation of the company into an entity that is not a listed corporation regulated by the Chilean Companies Act;

     (b)  Merger of the company with and/or into other companies;

     (c) The transfer of 50% or more of corporate assets according to the terms stated in Article 67 No. 9 of the Chilean Companies Act;

     (d) The granting of real or personal guarantees for third-party obligations that exceed 50% of corporate assets;

     (e) The adoption of preferential rights for a given class of shares or a modification to existing rights, in which case the right to withdraw shall only be applicable for those dissident shareholders from the class of shares negatively impacted;

     (f) The reorganization of the nullity of the corporation due to formal errors in the incorporation of the company or the modification of its by-laws granting this right; and

     (g) All other cases established by law or in the corporation's by-laws. By legal means, the dissident shareholders shall have the right to withdraw if the company fails to comply with the conditions to be considered a listed stock corporation and, in addition, if the extraordinary meeting of shareholders agrees, via a two-thirds vote of eligible shareholders, that the company should cease to adhere to the regulations applicable to listed stock corporations. In addition, if, as a consequence of any acquisition, an individual secures or surpasses holdings of two thirds of the shares, said individual shall have a period of 30 days as of the acquisition to effect an offer for the remaining shares under the conditions established by law. Should said offer fail to be effected within the established timeframe, the aforementioned right to withdraw shall become effective for the remaining shareholders. Lastly, it should be noted that the Company's by-laws do not include additional grounds for withdrawal.

     Under Article 69 BIS of the Chilean Companies Act, the right to withdraw also is granted to shareholders, other than the Administradoras de Fondos de Pensiones ("AFPs"), subject to certain terms and conditions, if the Company were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from first class, because of certain actions specified in Article 69 BIS and undertaken by the Company or the Chilean government that negatively affect and substantially impact the earnings of the Company. Shareholders must perfect their withdrawal rights by tendering their shares to the Company within 30 days of the date of the publication or of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which the Company's shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If the SVS determines that the shares are not actively traded the price shall be the book value calculated as described above.

Voting of Shares of Common Stock

     The Depositary will mail to all holders a notice containing the information, or a summary thereof, included in any notice of a shareholders meeting received by the Depositary, and a brief statement, as to the manner in which each such holder may instruct the Depositary to exercise voting rights in respect of shares of Common Stock, as represented by ADSs held by the holders. Holders on the record date set by the Depositary are entitled to instruct the Depositary in writing, subject to the terms of Chilean law, the By-Laws and the Deposit Agreement, as to the exercise of voting rights attached to the deposited shares of Common Stock, and upon receipt of such instructions the Depositary has agreed that it will endeavor, insofar as practicable, to vote or cause to be voted the shares of Common Stock underlying such holders' ADRs in accordance with such written instructions.

     The Depositary has agreed not to, and shall instruct the Custodian and each of its nominees, if any, not to vote the shares of Common Stock, or other deposited securities represented by the ADSs evidenced by an ADR other than in accordance with such written instructions from the holder. The Depositary may not itself exercise any voting discretion over any shares of Common Stock deposited with it under the ADR facility. If, no instructions are received by the Depositary from a holder with respect to any of the deposited securities represented by the ADSs evidenced by such holder's ADRs, on or before the date established by the Depositary for such purpose, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the underlying shares.

Disclosure

     Holders of ADRs are subject to certain provisions of the rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, as amended, relating to the disclosure of interests in the shares of Common Stock. Any holder of ADRs, who is, or becomes, directly or indirectly, a 5% owner (or such other percentage as may be prescribed by law or regulation), of the outstanding shares of Common Stock, must within ten days after becoming a 5% owner (and thereafter, upon certain changes in such interests) notify the Company, any U.S. securities exchange on which the ADRs (or shares of Common Stock) are traded and the Securities Exchange Commission, as required by such rules and regulations. In addition, holders of ADRs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities Market Law, which may apply when a holder beneficially owns 10% or more of the Common Stock or has the intent to take control of the Company, as described under "Share Capital" above.

Taxation

Chilean Tax Considerations

     The following discussion summarizes the material consequences to ADR holders of Chilean income tax laws presently in force, including Ruling No. 324 (January 29, 1990), of the Chilean Internal Revenue Service. The discussion sets forth the material Chilean income tax consequences of an investment in the ADSs or shares of Common Stock by a person who is neither domiciled in nor a resident of Chile for tax purposes (a "foreign holder"). It is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

     Under Chilean law, provisions contained in statutes, such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes, and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application, and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers, who act in good faith relying on such rulings, regulations, and interpretations, but Chilean tax authorities may change said rulings, regulations, and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

Cash Dividends and Other Distributions

     Cash dividends paid by the Company with respect to the ADSs, or shares of Common Stock, held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by the Company (the "Withholding Tax"). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the "First Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First-Category Tax paid by the Company is proportionately reduced. Presently, the maximum First-Category Tax rate is 16%; it will be 16.5% during 2003 and 17.0% from 2004 onwards. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 15% and a distribution of 30% of the net income of the Company distributable after payment of the First Category Tax:

Company taxable income                                       100.0
First Category Tax (16% of Ch$100)                           (16.0)
Net distributable income                                      84.0
Dividend distributed (30% of net distributable income)        25.2
Withholding Tax (35% of the sum of Ch$25.2 dividend
  plus Ch$4.8 First Category Tax paid)                       (10.5)
Credit for 30% of First Category Tax                           4.8
Net additional tax withheld                                   (5.7)
Net dividend received                                         19.5
Effective dividend withholding rate                           23.5%


     In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

     Effective dividend Withholding Tax rate =

                             (Withholding Tax rate) - (First Category Tax rate)
                             --------------------------------------------------
                                                    1-(First Category Tax rate)


     Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company's oldest retained profits for purposes of determining the level of First Category Tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings. Please, see Note 16 for the Financial Statements.

     For dividends attributable to the Company's profits during years when the First Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10% or 16%, the effective overall combined tax rate imposed on the Company's distributed profits will be 35%.

     Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

Capital Gains

     Gain from the sale exchange or other disposition by a foreign holder of ADSs, or ADRs evidencing ADSs, will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Securities

Market Law, as amended by Law No. 19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to Chilean taxes.

     The profit earned in a transfer or exchange of Common Stock (unlike the transfer or exchange of ADS that represent said stock) shall be subject to First Category Tax and to Withholding Tax (the former can be credited to the later) if (i) the foreign holder has had the common stock for less than one year as of the exchange of ADS for Common Stock, (ii) the foreign holder acquired or transferred the Common Stock in the course of his/her business or in a customary trade of shares, or (iii) if the transfer occurs between parties related by equity or economically. In all other cases, the profit on the transfer of Common Stock shall be subject to a flat 16% First Category Tax and the withholding tax shall not be applied. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

     The tax basis of shares of Common Stock received in exchange for ADSs will be the acquisition value of the shares. The valuation procedure set forth in the Deposit Agreement, which values shares of Common Stock which are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of Common Stock and the immediate sale of the shares for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile.

     The exercise of preemptive rights relating to the shares of Common Stock will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the shares of Common Stock will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

     The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the following norms to the foreign holders of ADRs.

     Pursuant to legislation enacted on July 29, 1998, Law No. 19.578 any taxpayer which during the tax years 1999 through 2002, inclusive, obtains a gain in the sale, through a Chilean stock exchange, of shares of publicly traded corporations that are significantly traded in stock exchanges at the time of their acquisition may elect to declare, and to pay, for such capital gain, either (a) the First Category Tax as a sole tax, or (b) in the case of foreign holders, at a rate of 35,0%, provided that such acquisition has occurred in a Chilean stock exchange when such shares were not newly issued at the time of their acquisition. This option is not available if the sale of share is made to a company in which the seller holds an interest.

     An amendment to the Chilean Income Tax Law, Law No. 19,738 published on June 19, 2001 establish an exemption for the payment of income tax for foreign institutional investors, such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the SVS, of shares of publicly traded corporations that are significantly traded in stock exchanges.

     A foreign institutional investor is an entity that is either:

     o A fund that makes public offers of its shares in a country which public debt has been rated investment grade by an international risk classification agency qualified by the SVS,

     o A fund that is registered with a regulatory entity of a country which public debt has been rated investment grade by an international risk classification agency qualified by the SVS, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value,

     o A fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more that 10.0% of its share value is directly owned by Chilean residents,

     o Pension fund that is exclusively formed by individuals that receive their pensions on account of capital accumulated in the fund,

     o A fund regulated by Law No. 18.657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors, or

     o Another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the SVS and the Chilean Internal Revenue Service.

     In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile, must:

     o    Be organized abroad and not be domiciled in Chile,

     o Not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies' capital or profits,

     o Execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made, and

     o    Register in a special registry with the Chilean Internal Revenue
          Service.

     Pursuant to a recently enacted amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19.768), the sale and disposition of shares of Chilean public corporations which are significantly traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made:

     o On a local stock exchange or any other exchange authorized by the SVS or in a tender offer process pursuant to Title XXV of the Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the results of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax; or

     o Within 90 days after the shares would have ceased to be significantly traded on stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price will be subject to the First Category Tax.

     In the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs' holders in a Chilean Stock Exchange, either in the same day in which the exchange is recorded in the shareholders' registry of the issuer or within the two prior business day to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, should we include this clause in the deposit agreement, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs were sold, will not be subject to taxation.

Other Chilean Taxes

     There are no Chilean inheritance, gift, or succession taxes applicable to the ownership, transfer, or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer upon death of a foreign holder, or by gift of shares of Common Stock by a foreign holder. There are no Chilean stamp, issue, registration taxes, similar taxes, or duties payable by holders of ADSs or shares of Common Stock.

United States Tax Considerations

     The following discussion summarizes the material United States federal income tax consequences of an investment in ADSs, or shares of Common Stock. This discussion is intended only as a descriptive summary, and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with ADSs and shares of Common Stock, held as capital assets, and does not address any special United States tax consequences that may be applicable to U.S. holders, who are subject to special situations such as those of dealers in securities, financial institutions, tax-exempt entities, life insurance companies, persons holding ADSs or shares of Common Stock as part of a hedging, or conversion transaction, constructive sale or a straddle, persons owning 10% or more of the voting stock of the Company, or persons whose functional currency is not the United States Dollar. For the Purposes of calculating the foreign tax credit, dividends paid on the shares of Common Stock will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income" Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that (i) had held share of Common Stock or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or
(iii) holds the shares of Common Stock in arrangements in which the U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares of Common Stock or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the possible adverse impact on creditability to the extent a U.S. holder is entitled to a refund of any Chilean taxes withheld or a reduced rate of withholdings. If a partnership holds ADSs or shares of Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs, or shares of Common Stock, should consult their tax advisors.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.

     As used herein, the term "U.S. holder" means a holder of ADSs or shares of Common Stock that is: (i) a United States citizen or resident; (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust, that (x) is subject to the supervision of a court within the United States, and the control of a United States fiduciary as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Holders of ADSs (or ADRs evidencing ADSs) will be treated as the owners of the shares of Common Stock represented by those ADSs.

Cash Dividends and Other Distributions

     Cash dividends (including the amount of any Chilean taxes withheld) paid to U.S. with respect to ADSs or shares of Common Stock generally will be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income shall be included in the gross income of a U.S. holder as ordinary income on the day received by the U.S. holder, in the case of shares of Common Stock, or by the Depositary, in the case of ADSs. The dividends will not be eligible for the dividends-received deduction allowed to corporations.

     The amount of any dividend paid in Chilean Pesos will equal the United States Dollar value of the Chilean Pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, in the case of shares of Common Stock, or by the Depositary, in the case of ADSs, regardless of whether the Chilean Pesos are converted into United States Dollars. If the Chilean Pesos received as a dividend are not converted into United States Dollars on the date of receipt, a U.S. holder will have a basis in the Chilean Pesos equal to its United States Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Chilean Pesos will be treated as ordinary income or loss.

     Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as the result in United States federal income tax consequences different from those discussed below.

     To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, the distribution will be first treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares of Common Stock or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent deposition of the shares of Common Stock or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on sale of exchange. Consequently, such distributions in excess of the Company's current and accumulated earnings and profits would not give rise to foreign source income and a U.S. holders would not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable litigations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

     Distributions to U.S. holders of additional shares of Common Stock, or preemptive rights, with respect to shares of Common Stock that are made, as part of a pro-rata distribution, to all shareholders of the Company, generally will not be subject to federal income tax. The Company does not believe that it is, for U.S. federal income tax purposes, a passive foreign investment company (a "PFIC"), and expects to continue its operations in such a manner that it will not become a PFIC. If, however, the Company does become a PFIC, U.S. holders could be subject to additional federal income taxes on certain distributions or gains with respect to ADSs or shares of Common Stock, plus an interest charge on certain taxes treated as having been deferred by the U.S. holder under the PFIC rules of the U.S. federal income tax laws.

Capital Gains

     U.S. holders will recognize capital gain or loss for federal income tax purposes, upon the sale or other disposition, of ADSs or shares (or preemptive rights with respect to such Shares) in an amount equal to the difference between the amount realized for the ADS or share of Common Stock, and the U.S. holder's basis in the ADS or share of Common Stock. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. U.S. holders will not recognize gain or loss on deposits or withdrawals of shares of Common Stock in exchange for ADRs or on the exercise of preemptive rights. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of Common Stock (which, unlike a disposition of ADRs, will be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply the credit subject to applicable limitations against tax due on other income from foreign sources.

Estate and Gift Taxation

     As discussed above under "Chilean Tax Considerations -- Other Chilean Taxes", there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares of Common Stock by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of United States federal estate tax imposed on the estate of a U.S. holder. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends paid in respect of ADSs or shares of Common Stock or the proceeds received on the sale, exchange or redemption of ADSs or shares of Common Stock within the United States (and in certain cases, outside the United States) to U.S. holders other than certain exempt recipients such as corporations, and a backup withholding tax will apply to such amounts if the U.S. holder fails to provide an accurate identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to an U.S. holder will be allowed as a credit against the U.S. holder's United States federal income tax liability.

Incorporation of Certain Documents by Reference

     The Company will provide free of charge to each person to whom this report is delivered, upon receipt of the written, or oral, request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Cristalerias de Chile S.A., Hendaya 60, Las Condes, Santiago, Chile, Attention: Rodrigo Palacios, Chief Financial Officer. Telephone requests can be directed to 56-2-246-8656.


ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk (2001)

     The following analysis of the Company's risk management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements. See Introduction "Disclosure Regarding Forward-Looking Statements"

     The Company faces market risk in two major areas: (i) variations in interest rates, and (ii) exchange rate fluctuations. The most significant interest rate risk is the Company's exposure to changes in the LIBOR and TAB(****) rates that could affect consolidated bank liabilities, which totaled approximately Ch$81,756 million as of December 31, 2001.

     The most significant exchange rate risk is in the variation of the Chilean Peso against the U.S. Dollar. The Company had operating liabilities of approximately Ch$89,667 million and operating assets of approximately Ch$25,055 million denominated in U.S. Dollars as of December 31, 2001. In addition, the Company had non-operating assets denominated in U.S. Dollars of approximately Ch$20,773.2 and Ch$22,762.2 million in financial investments denominated in U.S. Dollars.

     The Company manages exchange rate fluctuation risk in its U.S. denominated bank liabilities through U.S. sales exports, a net investment hedge in Argentina, and foreign currency forward contracts. A portion of this risk is mitigated by sales in U.S. Dollars that are offset by costs that are largely measured in Chilean Pesos. The U.S. Dollar-denominated sales during 2001 totaled approximately Ch$31,930 million. Despite the Company's sales in U.S. Dollars, coupled with U.S. Dollar-based financial investments and futures, the Company believes, to the best of its knowledge, that a variation in the Peso/U.S. Dollar parity could have a significant impact on net income.

     The Company has entered into foreign currency forward exchange contracts in the amount of US$140.9 million in 2001 to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions, and certain anticipated foreign currency denominated expenditures. These foreign currency forward exchange contracts have been designated, and are effective as hedges.

Risk of Variations in Floating Interest Rates

     The Company is exposed to market risk from changes in interest rates on its short and long-term debt. As of December 31, 2001, consolidated bank liabilities totaled approximately Ch$81,756 million, of which 98.8% was a floating-rate debt. All of the Company's Peso-denominated floating-rate debt is exposed to changes in the six-month TAB rate and all of the Company's interest payments on foreign currency long-term floating rate debt is tied to the three and six-month LIBOR.

     Furthermore, as of December 31, 2001, the Company held a total of approximately Ch$35,777 million in short and long-term financial investments. The interest rates for these investments vary at each renewal.

     The Company is not a party to any agreement involving derivative financial instruments to reduce exposure to adverse fluctuations in interest rates.

---------
(****) TAB = Active Banking Rate. Rate calculated by the Association of Banks and Financial Institutions on the basis of maximum interest payable on deposits plus reserve requirement and inflation.

     The table below provides information about the Company's short and long-term debt and investments, by fixed and variable interest rates:

                                                                 As of December 31, 2001
                                                                    (Ch$ in millions)
                                       -----------------------------------------------------------------------------
                                                   Short-term                                Long-Term
                                       -----------------------------------      ------------------------------------
                                          Floating rate         Fixed rate          Floating rate         Fixed rate
                                       ---------------------    ----------      ----------------------    ----------
                                        LIBOR         TAB                        LIBOR          TAB
                                       -------    ----------                    -------      ---------
Bank liabilities                         12,489     3,798           2,026         61,064         2,378
Bonds                                                                 259                                    19,922
                                         ------     -----         --------        ------       -------       -------
Total debt                               12,489     3,798           2,285         61,064         2,378       19,922
Marketable securities                                              13,045
Time deposits                                                      22,732
Other current assets                                               11,463
                                         ------     -----         --------        ------       -------       -------
Total investments                             -         -          47,240              -             -
                                         ------     -----         --------        ------       -------       -------
Net Debt (Investments)                   12,489     3,798         (44,955)        61,064         2,378       19,922
                                                                  ========                     =======
-----------------
(1)  Dollar denominated assets and liabilities have been converted to Pesos based on the Observed Exchange Rate, as of December 31, 2001, which was
     Ch$654.79 = US$1.00.

     The following table summarizes the debt obligations held by the Company, as of December 31, 2001, which are sensitive to changes in interest rates. The table presents principal payment obligations that exist by maturity date and the related weighted average interest rate. U.S. Dollar-denominated liabilities have been converted to Pesos based on the Observed Exchange Rate, as of December 31, 2001, which was Ch$654.79=US$1.00.

                                                                 As of December 31, 2001
                                                                 Expected maturity date
                            -------------------------------------------------------------------------------------------------
                                                                                                        Total Debt    Fair
                                                                                                        (incl. 2001   Value
                              2002        2003         2004         2005        2006       Thereafter   maturities)     (1)
                              ----        ----         ----         ----        ----       ----------   -----------   -----
                                                              (Ch$ Equivalent in millions)
Bank Liabilities
Short and long-term Bank
Liabilities:
Fixed Rate
(Ch$ denominated) (3)        2,025.6       --           --           --           --         --         2,025.6       2,025.6
Average interest rate (%)       7.18       --           --           --           --         --            --            --
(US$ denominated)               19.5       --           --           --           --         --            19.5          19.5
Average interest rate (%)       7.60       --           --           --           --         --            --            --
Variable Rate
(Ch$ denominated) (3)        3,804.7      838.9      1,336.1        162.6         40.7       --         6,182.9       6,204.4
Average interest rate (%)       7.41       7.39         7.30         8.27         8.27       --            --            --
(US$ denominated)           12,463.7   21,385.1     20,732.4     18,946.5         --         --        73,527.7      74,024.2
Average interest rate (%)       3.48       3.22         3.17         3.03

-----------------
1.   These figures were calculated based on the discount value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved.
2.   Average interest rate means, for variable rate debt, the average prevailing interest rate on December 31, 2001, on Cristalerias' variable rate debt, and for fixed rate debt, the average prevailing interest rate on December 31, 2001, on Cristalerias' fixed rate debt.
3.   These figures were calculated based on the Observed Exchange Rate, as of
     December 31, 2001, which was Ch$654.79=US$1.00.

     The following table summarizes the public debt obligations held by the Company, as of December 31, 2001. The table presents principal payment obligations that exist by maturity date and the related interest rate.

                                                           As of December 31, 2001
                                                           Expected maturity date
                       --------------------------------------------------------------------------------------------------
                                                                                               Total Debt
                                                                                               (incl. 2002   Fair Value
                         2002         2003       2004       2005        2006       Thereafter  maturities)       (1)
                         ----         ----       ----       ----        ----       ----------  -----------   ----------
                                                         Ch$ Equivalent in millions
Bonds
Short-term:
Fixed Rate
(ChUF$
denominated)             --            --         --        --           --          --           --             --
Interest rate (%)        --            --         --        --           --          --           --             --
Long-Term:
(ChUF$ denominated)     259.2         406.6       --     3,252.5        94.4     16,170.3     20,181.0       20,125.0
Interest rate (%)        6.59          6.59       --        6.29        6.29         6.29         --             --


Risk of Variations in Foreign Currency Exchange Rates

     The consolidated results of the Company are exposed to variations in exchange rates, particularly to fluctuations in the Peso-U.S. Dollar exchange rate. As of December 31, 2001, the Company held U.S. Dollar denominated operating assets totaling approximately Ch$25,055 million and U.S. Dollar denominated liabilities of approximately Ch$89,667 million. As a result, the Company had a net exposure of Ch$64,613 million.

     The table below provides information about the Company's U.S. Dollar-denominated operating assets and liabilities:

                                                  December 31, 2001
                                                  (Ch$ in millions)
                                                  -----------------
On-Balance Sheet Financial Instruments (1)
Assets
     Cash                                               466.8
     Miscellaneous Receivables                        6,245.5
     Other assets                                    18,342.5
                                                 ------------
  Total assets                                       25,054.8
                                                 ------------
Liabilities
     Obligations to Banks                            73,547.5
     Accounts payable                                 3,432.6
     Documents payable                                3,823.5
     Accrued expenses                                 6,157.9
     Miscellaneous Creditors                          2,705.8
                                                 ------------
  Total liabilities                                  89,667.3
                                                 ============

     As of December 31, 2001, the Company held approximately Ch$13,012 million in U.S. Dollar-denominated time deposits, as well as foreign currency forward contracts to purchase U.S. Dollars totaling Ch$92,260 million (US$140.9 million).

     Also, as of December 31, 2001, the Company held URO futures exchange contracts for investment purposes, to purchase Euros (payable in U.S. Dollars) for (Euro) 3.5 million, which could have an impact on the Company's net income should variations occur in the value of the Euro against the U.S. Dollar.

     The table below provides information about the Company's U.S. Dollar-denominated time deposits and forward exchange agreements that are sensitive to foreign currency exchange rates:

                                                             As of December 31, 2001
                                                             Expected maturity date
                            -----------------------------------------------------------------------------------------
                                2002        2003      2004      2005    2006     Thereafter     Total     Fair Value
                                ----        ----      ----      ----    ----     ----------     -----     ----------
On-Balance Sheet
Financial Instruments                                           (Ch$ in millions)
US$ Time Deposits              13,012         -         -        -        -         -          13,012      13,011
Marketable Securities           9,750         -         -        -        -         -           9,750       9,590
Long-Term Bonds                   -           -         -      9,070      -         -           9,070       8,969
Reverse Repurchase
Agreements                      8,529         -         -        -        -         -           8,529       8,522
Anticipated Transactions                                    Expected transaction date
and Related Derivatives                                         (Ch$ in millions)
Forward Exchange
Agreements (Receive
US$/Pay UF): (1)
Contract Amount (2)            (2,263)      (448)       -          -       -        -          (2,711)     (1,440)
Average Contractual
Exchange Rate (UF/US$)        0.04295
Forward Exchange
Agreements (Receives
Euros/Pays US$)
Contract Amount (3)               (20)         -        -          -       -        -            (20)          (4)
Average Contractual
Exchange Rate (US$/Euro)       0.8919

---------------
(1)  The UF-U.S. Dollar exchange rate differs from the Peso-U.S. Dollar exchange rate because the UF automatically adjusts with Chilean inflation and is tied in part to the Peso-U.S. Dollar exchange rate.
(2)  These figures were calculated based on the Observed Exchange Rate as of
     December 31, 2001, which was Ch$654.79=US$1.00.
(3)  These figures were calculated on the basis of the Peso-Euro exchange rate as of December 31, 2001, which was Ch$578.18=(Euro)1.00.

     In addition, during 2001, approximately 22.5% of consolidated Company sales (Ch$31,930 million) were denominated in U.S. Dollars. These sales stemmed primarily from the exports of wine from Vina Santa Rita (approximately Ch$31,834 million) and from sales by Cristalerias in Chile for contracts denominated in U.S. Dollars (approximately Ch$96 million). Furthermore, during 2001 only 26.1% of consolidated Company costs, or Ch$28,539 million, were denominated in U.S. Dollars. As a result, the Company could experience a gain on exchange rate fluctuations should the Peso rise in value against the U.S. Dollar.

     Considering both the operating results of the Company and the investments and futures contracts denominated in U.S. Dollars, it does not appear that a variation in the Peso/U.S. Dollar parity would have a significant impact on the Company's consolidated results of operation, although no such guarantee can be given to that effect.

     Furthermore, as of December 31, 2001, the Company held investments in Argentina of Ch$ 18,400 million as represented by a 40% ownership interest in Rayen Cura, which has been recalculated in U.S. Dollars as required under BT 64.

Quantitative and Qualitative Disclosures about Market Risk (2000)

     The following analysis of the Company's risk management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

     The Company faces market risk in two key areas: (i) variations in interest rates, and (ii) exchange rate fluctuations. The most significant interest rate risk is the Company's exposure to changes in the LIBOR and TAB(+) rates that could affect consolidated bank liabilities, which totaled approximately Ch$86,367 million as of December 31, 2000.

     The most significant exchange rate risk is in the variation of the Chilean peso against the U.S. dollar. The Company held operating liabilities of approximately Ch$94,219 million and operating assets of approximately Ch$8,798 million denominated in U.S. dollars as of December 31, 2000. In addition, the Company had non-operating assets of approximately


---------
(+) TAB = Active Banking Rate. Rate calculated by the Association of Banks and Financial Institutions on the basis of maximum interest payable on deposits plus reserve requirement and inflation.

Ch$15,557 million in financial investments denominated in U.S. dollars and foreign currency futures to purchase U.S. dollars totaling Ch$57,724 million as of December 31, 2000.

     The Company manages its exchange rate risk in its U.S. denominated bank liabilities through U.S. sales exports, a net investment hedge in Argentina, and foreign currency forward contracts. A portion of this risk is offset by sales in U.S. dollars that are offset by costs that are largely measured in Chilean Pesos. The U.S. dollar-denominated sales during 2000 totaled approximately Ch$36,138 million. Because of the Company's sales in U.S. dollars, coupled with U.S. dollar-based financial investments and futures, the Company believes that a variation in the peso/U.S. dollar parity will not have a significant impact on net income, although it cannot give guarantee to that effect.

     As of December 31, 2000, the Company maintains a net investment hedge by having an investment in Argentina. The Company held investments in Argentina of Ch$15,665 million in the form of a 40% ownership interest in Rayen Cura, which is recalculated in U.S. dollars as required under BT 64 (see Note 2(q) to the Consolidated Financial Statements for a further description of BT 64). Any changes to the value of Cristalerias' investment in Rayen Cura stemming from variations in the Chilean peso/U.S. dollar ratio would produce changes in Cristalerias' equity but not in its net income.

     The Company has entered into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions, and certain anticipated foreign currency denominated expenditures.

Risk of Variations in Floating Interest Rates

     The Company is exposed to market risk from changes in interest rates on its short and long-term debt. As of December 31, 2000, long-term consolidated bank liabilities totaled approximately Ch$86,367 million, all of which corresponded to a floating-rate debt. Furthermore, short-term debt, as of December 31, 2000, was approximately Ch$16,098 million approximately Ch$11,050 million of which was floating-rate debt. All of the Company's peso-denominated floating-rate debt is exposed to changes in the six-month TAB rate and all of the Company's interest payments on foreign currency long-term floating rate debt is tied to the three and six-month LIBOR.

     Furthermore, as of December 31, 2000, the Company held a total of approximately Ch$35,835 million in short and long-term financial investments. The interest rates for these investments vary at each renewal.

     The Company does not use derivative financial instruments to reduce exposure to adverse fluctuations in interest rates.

     The table below provides information about the Company's short and long-term debt and investments, by fixed and variable interest rates:

                                                      As of December 31, 2000
                                                         (Ch$ in millions)
                              ----------------------------------------------------------------------------
                                        Short-term                                Long-Term
                              -----------------------------------     ------------------------------------
                               Floating rate         Fixed rate          Floating rate         Fixed rate
                              ------------------     ------------     ----------------------  ------------
                               LIBOR       TAB                           LIBOR        TAB
                              -------    -------                       --------    ---------
Bank liabilities               5,108.5   5,941.2         5,048.6       69,433.2       835.6
Bonds                                                      413.3                                     609.7
                               -------   -------       ---------       --------       -----          -----
Total debt                     5,108.5   5,941.2         5,461.9       69,433.2       835.6          609.7
Marketable securities                                    8,398.6
Time deposits                                           18,403.9
Other current assets                                     9,033.2
                               -------   -------       ---------       --------       -----          -----
Total investments                  -         -          35,835.7            -           -
                               -------   -------       ---------       --------       -----          -----
Net Debt (Investments)         5,108.5   5,941.2       (30,373.8)      69,433.2       835.6          609.7
                               =======   =======       =========       ========       =====          =====
-----------------
(1)  Dollar denominated assets and liabilities have been converted to pesos based on the Observed Exchange Rate, as of December 31, 2000, which was
     Ch$573.65 = US$1.00.

     The following table summarizes the debt obligations held by the Company, as of December 31, 2000, which are sensitive to changes in interest rates. The table presents principal payment obligations that exist by maturity date and the related weighted average interest rate. U.S. dollar-denominated liabilities have been converted to Pesos based on the Observed Exchange Rate, as of December 31, 2000, which was Ch$573.65=US$1.00.

                                                                   As of December 31, 2000
                                                                    Expected maturity date
                              --------------------------------------------------------------------------------------------------
                                                                                                        Total Debt
                                                                                                        (incl. 2001   Fair
                                2001        2002         2003          2004        2005     Thereafter  maturities)   Value (1)
                                ----        ----         ----          ----        ----     ----------  -----------   ---------
Bank Liabilities                                                 (Ch$ Equivalent in millions)
Short and long-term Bank
Liabilities:
Fixed Rate
(Ch$ denominated) (3)          2,217.5       --           --           --           --          --        2,217.5     2,217.5
Average interest rate (%)         7.53       --           --           --           --          --           --          --

(US$ denominated)              2,831         --           --           --           --          --        2,831       2,831
Average interest rate (%)         7.60       --           --           --           --          --           --          --
Variable Rate
(Ch$ denominated) (3)          5,941.2      424.1        411.6         --           --          --        6,776.9     6,776.9
Average interest rate (%)         7.62       7.18         7.18         --           --          --           --          --

(US$ denominated)              5,108.5   12,241.8     20,246.3     19,823.7     17,121.3        --       74,541.8    74,717.1
Average interest rate (%)         8.22       7.70         7.57         7.55         7.44        --           --          --

-----------------
(1)  These figures were calculated based on the discount value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved.
(2)  Average interest rate means, for variable rate debt, the average prevailing interest rate on December 31, 2000, on Cristalerias' variable rate debt, and for fixed rate debt, the average prevailing interest rate on December 31, 2000, on Cristalerias' fixed rate debt.
(3)  These figures were calculated based on the Observed Exchange Rate, as of
     December 31, 2000, which was Ch$573.65=US$ 1.00.

Risk of Variations in Foreign Currency Exchange Rates

     The consolidated results of the Company are exposed to variations in exchange rates, particularly to fluctuations in the Peso-U.S. dollar relationship. As of December 31, 2000, the Company held operating assets in dollars totaling of approximately Ch$8,798 million and liabilities in Dollars of approximately Ch$94,219 million. As a result, the Company had a net foreign exchange exposure of Ch$ 85,421 million.

     The table below provides information about the Company's U.S. dollar-denominated operating assets and liabilities:

                                                December 31, 2000
                                                (Ch$ in millions)
                                               ------------------
On-Balance Sheet Financial Instruments (1)
Assets
     Cash                                             599.6
     Miscellaneous Receivables                      7,203.2
     Other assets                                     994.5
                                                -----------
  Total assets                                      8,797.3
                                                -----------
Liabilities
     Obligations to Banks                          77,338.5
     Accounts payable                               2,178.2
     Documents payable                              6,003.7
     Accrued expenses                               7,788.5
     Miscellaneous Creditors                          910.0
                                                -----------
  Total liabilities                                94,218.9
                                                ===========

     As of December 31, 2000, the Company held approximately Ch$15,557 million in U.S. dollar-denominated time deposits, as well as foreign currency forward contracts to purchase U.S. Dollars totaling Ch$56,275 million (US$98.1 million).

     Also, as of December 31, 2000, the Company held future exchange contracts for investment purposes, to purchase Euros (payable in U.S. dollars) for
(Euro)3.5 million, which could have an impact on the Company's net income should fluctuation in the value of the Euro against the U.S. dollar occur.

     The table below provides information about the Company's U.S. dollar-denominated time deposits and forward exchange agreements that are sensitive to foreign currency exchange rates:

                                                             As of December 31, 2000
                                                             Expected maturity date
                           -------------------------------------------------------------------------------------------
                                2001        2002      2003      2004    2005     Thereafter     Total     Fair Value
                                ----        ----      ----      ----    ----     ----------     -----     ----------
On-Balance Sheet
Financial Instruments                                           (Ch$ in millions)
US$ Time Deposits           15,557.1           -        -          -       -        -          15,557.1   15,252.7
Anticipated Transactions                                    Expected transaction date
and Related Derivatives                                         (Ch$ in millions)
Forward Exchange
Agreements (Receive
US$/Pay UF):(1)
Contract Amount (2)            652.0           -        -          -       -        -             652.0      858.2
Average Contractual
Exchange Rate (UF/US$)       0.03585
Forward Exchange
Agreements (Receives
Euros/Pays US$)
Contract Amount (3)             38.2           -        -          -       -        -              38.2       18.0
Average Contractual
Exchange Rate (US$/Euro)      0.9203

---------------
(1)  The UF-U.S. dollar exchange rate differs from the Peso-U.S. dollar exchange rate because the UF automatically adjusts with Chilean inflation and is tied in part to the Peso-U.S. dollar exchange rate.
(2)  These figures were calculated based on the Observed Exchange Rate as of
     December 31, 2000, which was Ch$573.65=US$1.00.
(3)  These figures were calculated on the basis of the Peso-Euro exchange rate as of December 31, 2000, which was Ch$538.84=(Euro)1.00.

     In addition, during 2000, approximately 24.9% of consolidated Company sales (Ch$36,138 million) were denominated in U.S. dollars. These sales stemmed primarily from the exports of wine from Vina Santa Rita (approximately Ch$23,317 million) and from sales by Cristalerias in Chile for contracts denominated in U.S. dollars (approximately Ch$11,053 million). Furthermore, during 2000 only 16.1% of consolidated Company costs, or Ch$18,411 million, were denominated in U.S. dollars. As a result, the Company could experience a gain on exchange rate fluctuations should the peso rise in value against the U.S. dollar.

     Considering both the operating results of the Company and the investments and future contracts denominated in U.S. dollars, it does not appear that fluctuations in the Peso/U.S. Dollar exchange rate would have a significant impact on the Company's consolidated results of operation. Although no such guarantee can be made to this effect.

     Furthermore, as of December 31, 2000, the Company held investments in Argentina of Ch$15,665 million in the form of a 40% ownership interest in Rayen Cura, which is calculated in U.S. dollars as required under BT 64.

ITEM 12:   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable


                                    PART II

ITEM 13:   DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

Not Applicable

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15:  RESERVED

ITEM 16:  RESERVED


                                   PART III

ITEM 17:  FINANCIAL STATEMENTS

     The Company's financial statements have been prepared in accordance with
Item 18 hereof.

ITEM 18:  FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of financial statements filed as a part of this Form 20-F.

ITEM 19:  EXHIBITS

     See "Exhibit Index" for a complete list of financial statements and documents filed with this Form 20-F

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago, Chile on June 25, 2002.

                        CRISTALERIAS DE CHILE S.A.

                        /s/ Cirilo Elton Gonzalez
                        --------------------------
                        Chief Executive Officer

                                 EXHIBIT INDEX

Exhibit No.                Document

1.       Consolidated Financial Statements as of December 31,
         2000 and 2001 and for each of the three years in the period ended December 31, 2001 together with the Reports of Independent Accountants for Cristalerias de Chile S.A. and Subsidiaries

2.       List of Cristalerias Subsidiaries

3. Association Agreement for the organization of Envases CMF S.A. among Embolletadora Andina S.A., Andina Inversiones Societarias S.A., Envases Multipack, S.A., Cristalerias de Chiles S.A., Crowpla Reicolite S.A. dated as of June 29, 2001.

4. Letter acknowledging receipt of Langton Clarke's letter as required by SEC Release 33-8070.

                                                                     Exhibit 2

                       List of Cristalerias Subsidiaries
                            As of December 31, 2001


Company Name                                         Jurisdiction

Sociedad Anonima Vina Santa Rita                     Chile
Envases CMF S.A.                                     Chile
Constructora Apoger S.A.                             Chile
Inmobiliaria Don Alberto                             Chile
Cristalchile Comunicaciones S.A.                     Chile
Cordillera Comunicaciones Holding Ltda.              Chile
Cordillera Comunicaciones Ltda.                      Chile
Metropolis Intercom S.A.                             Chile
CIECSA S.A.                                          Chile
Megavision S.A.                                      Chile
Zig-Zag S.A.                                         Chile
Simetral S.A.                                        Chile
Ediciones Chiloe S.A.                                Chile
Ediciones Financieras S.A.                           Chile
Cristalchile Inversiones S.A.                        Chile
Rayen Cura S.A.I.C.                                  Argentina