Form 20-F
period 2002-12-31
GLASSWORKS OF CHILE
filed 2003-06-30
CIK 917335

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              -----------------
                                   FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                 For the fiscal year ended: December 31, 2002
                                      or
[_] TRANSITION REPORT PURSUANT TO SECTION 13 0R 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

            For the transition period from __________ to __________
                        Commission file number 1-12752

                          Cristalerias de Chile S.A.
            (Exact name of Registrant as specified in its charter)

                           Glassworks of Chile Inc.
                (Translation of Registrant's Name into English)

                              -----------------

                             The Republic of Chile
                (Jurisdiction of incorporation or organization)

                            Hendaya 60, Oficina 201
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

                              -----------------

Securities registered or to be registered pursuant to Section 12(b) of the
Act:

      Title of Each Class                       Name of each exchange on which
                                                      registered

         American Depositary Shares, or         New York Stock Exchange
         ADSs, each representing three
         shares of common stock without
         nominal (par) value as evidenced
         by American Depositary Receipts,
         or ADRs.

Securities registered or to be registered pursuant to
Section 12(g) of the Act:                                                None

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:                                    None

                              -----------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock, as of the close of the period covered by the annual report:
                  Common Shares without par value: 64,000,000

                              -----------------

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days:

                            Yes [X]         No [_]

Indicate by check mark which financial statement item the registrant has elected to follow:
                            Item 17 [_]     Item 18 [X]

                          CRISTALERIAS DE CHILE S.A.

                   TABLE OF CONTENTS TO REPORT ON FORM 20-F

                                                                          Page
                                                                        Number

                                    PART I

ITEM 1: Identity Of Directors, Senior Management And Advisers.............. 5
ITEM 2: Offer Statistics And Expected Timetable............................ 5
ITEM 3: Key Information.................................................... 5
ITEM 4: Information On The Company........................................ 14
ITEM 5: Operating and Financial Review and Prospects...................... 43
ITEM 6: Directors, Senior Management And Employees........................ 62
ITEM 7: Major Shareholders And Related Party Transactions................. 66
ITEM 8: Financial Information............................................. 69
ITEM 9: The Offer And Listing............................................. 72
ITEM 10: Additional Information........................................... 75
ITEM 11: Quantitative and qualitative disclosures about market risk....... 89
ITEM 12: Description Of Securities Other Than Equity Securities........... 97

                                    PART II

ITEM 13: Defaults, Dividend Arrearages And Delinquencies.................. 97
ITEM 14: Material Modifications To The Rights Of Security Holders
           And Use Of Proceeds............................................ 97
ITEM 15: Controls and Procedures.......................................... 97
ITEM 16: Reserved......................................................... 98

                                   PART III

ITEM 17: Financial Statements............................................. 98
ITEM 18: Financial Statements............................................. 98
ITEM 19: Exhibits......................................................... 98
INDEX TO EXHIBITS......................................................... 98
SIGNATURE ............................................................... 100
CERTIFICATION ........................................................... 101

                                 INTRODUCTION

          Cristalerias de Chile S.A. is a public corporation (sociedad anonima) organized under the laws of the Republic of Chile. We completed our initial public offering of common shares in Chile in June 1904. We listed our common shares on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange under the symbol "Cristales". We also listed our common shares on the New York Stock Exchange under the symbol "CGW" and completed an initial public offering of ADSs in the United States in January 1994. Our principal executive offices are located at Hendaya 60, Oficina 201, Las Condes, Santiago, Chile, and our telephone number is 011-562-787-8855.

          Inquiries and requests for additional information should be directed to Cristalerias de Chile S.A., Attention: Rodrigo Palacios Fitz-Henry, Chief Financial Officer, Cristalerias de Chile. Telephone requests may be directed to 011-562-787-8855.

Special Note Regarding Forward-Looking Statements

          This annual report contains, or incorporates by reference, forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3. "Key Information - Risk Factors," Item 4. "Information on Our Company" and 5. "Operating And Financial Review and Prospects". These forward-looking statements relate to, among other things:

          o    our business model,

          o    our strategy,

          o    our current analysis of our risk management activities,

          o our expectations for entering into strategic relationships and joint ventures,

          o our expectations for capital expenditures for plant improvements,

          o our expectations for investing in technological research and development,

          o    demand for wine, beer and non-alcoholic beverages,

          o    the performance of the Chilean economy, and

          o other expectations, intentions and plans contained in this annual report that are not historical fact.

          When used in this annual report, the words "expects," "anticipates," "intends," "plans," "may," "believes," "seeks," "estimates" and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, change in technology and changes in the marketplace. In light of the many risks and uncertainties surrounding our marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

            PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

          In this annual report, all references to the "company," "Cristalerias," "Cristalchile" "we," "us," or "our" are to Cristalerias de Chile S.A. Unless otherwise specified, all references to "U.S. dollars," "dollars," or "US$" are to United States dollars, and references to "Chilean pesos," "pesos," or "Ch$" are to Chilean pesos; references to "UF" are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month.

          We prepare our consolidated financial statements in Chilean pesos, and in accordance with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the Superintendencia de Valores y Seguros relating thereto, which together differ in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. References to "Chilean GAAP" in this annual report are to Chilean GAAP, as supplemented by the applicable rules of the Superintendencia de Valores y Seguros. Please, see Note 2 for our audited consolidated financial statements included in Item 18 of this annual report.

          Pursuant to Chilean GAAP, our consolidated financial statements, and all of our other financial information, have been presented in pesos with constant purchasing power, as of December 31, 2002. Unless otherwise indicated, amounts stated in U.S. dollars have been translated from Chilean pesos, at an assumed rate, solely for the sake of convenience, and should not be construed as Chilean peso amounts actually representing such U.S. dollar amounts. The stated Chilean peso amounts can be converted into U.S. dollars at the exchange rate indicated. Unless otherwise stated, such U.S. dollar amounts have been translated from Chilean peso amounts, at a Chilean peso to U.S. dollar exchange rate of Ch$718.61 to US$1.00, which is the Observed Exchange Rate, as defined below in "Exchange Rates," reported by the Banco Central de Chile (the "Central Bank") on December 31, 2002.

                                    PART I

ITEM 1:  Identity Of Directors, Senior Management And Advisers

Not Applicable


ITEM 2:  Offer Statistics And Expected Timetable

Not Applicable


ITEM 3:  Key Information

Selected Financial Information

          The following tables present our selected financial information for each of the periods indicated. The selected financial information set forth below is presented in constant Chilean pesos, as of December 31, 2002. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto, included elsewhere in this Form 20-F. Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Please, see Note 39 of the Notes for the Financial Statements, which provides descriptions of the principal differences between Chilean GAAP and U.S. GAAP.

          The table below describes Chilean GAAP and U.S. GAAP income statement data, for the years ending on December 31, 1998, 1999, 2000, 2001 and 2002:

                                                              AT AND FOR YEAR ENDED DECEMBER 31,
                                                    Millions of constant pesos and millions of US$ (1)(2)
                                         -----------------------------------------------------------------------
                                            1998       1999        2000         2001      2002 (8)    2002 (1)(8)
                                         ---------- ----------  ----------   ----------  ----------   ----------
Income Statement Data:
Chilean GAAP: .......................       Ch$         Ch$         Ch$         Ch$         Ch$          US$
    Net Sales .......................    127,923     132,427     149,311     146,187     161,057        224.1
Operating income ....................     24,390      24,116      31,778      33,563      41,610         57.9
    Non-operating income (loss) .....       (577)      2,185      (7,163)     (8,699)    (13,002)       (18.1)
    Equity in net income of related
      companies .....................        334       1,037      (2,883)     (7,617)     (8,902)       (12.4)
    Interest income (expense), net ..        591         547      (2,186)     (4,215)     (4,286)        (6.0)
    Other non-operating income
      (expense), net ................       (786)       (835)       (961)      4,082      (2,810)        (3.9)
    Price-level restatement, net ....       (717)      1,436      (1,133)       (951)      2,997          4.2
    Income tax and minority interest      (4,805)     (4,321)     (6,517)     (8,398)    (10,948)       (15.2)
    Net income ......................     19,007      21,980      18,098      18,304      17,661         24.6
    Net income per share (3) (in Ch$)     296.99      343.42      282.77      286.00      275.95          0.38
    Net income per ADS (3)(4) .......     890.98    1,030.24      848.31      858.00      827.84          1.15
    Dividends per share (3)(5) ......     126.62      136.87      140.78     142.2 4      137.35          0.19
    Dividends per ADS (3)(4)(5) .....     379.86      410.61      422.34      426.72      412.05          0.57
U.S. GAAP: ..........................       Ch$         Ch$         Ch$         Ch$         Ch$          US$
    Net Sales .......................    127,924     132,427     149,311     146,187     161,057        224.12
    Operating income ................     24,955      24,467      32,365      38,461      39,392         54.82
    Non-operating income (loss) .....       (405)      3,316      (6,226)    (15,200)     (9,991)       (13.90)
    Equity in net income (loss) of
      related companies .............        194       1,632      (3,079)     (9,411)     (8,709)       (12.12)
    Interest income (expense), net ..        591         392      (2,060)     (3,045)     (3,924)        (5.46)
    Other non-operating income
      (expense), net ................       (474)       (297)        (46)     (1,793)       (355)        (0.49)
    Price-level restatement .........       (716)     (1,119)     (2,190)     (2,338)     (1,951)        (2.71)
Exchange differences ................         --       2,708       1,057       1,387       4,948          6.89
    Income tax and minority interest      (4,990)     (4,471)     (6,831)     (8,209)    (11,698)       (16.28)
    Net income ......................     19,560      23,312      19,308      15,052      17,703         24.64
    Net income per share (3) (4) ....     305.63      364.25      301.69      235.17      276.61       US$0.38
    Net income per ADS (3) (4) ......     916.89    1,092.75      905.07      705.51      829.83       US$1.15

          The table below describes Chilean GAAP and U.S. GAAP balance sheet data, as of December 31, 1998, 1999, 2000, 2001 and 2002:


                                                          AT AND FOR YEAR ENDED DECEMBER 31,
                                              Millions of constant pesos and millions of US$ (1)(2)(8)
                                        -------------------------------------------------------------------
                                           1998       1999       2000       2001       2002       2002 (1)
                                        ---------  ---------  ---------  ---------  ---------   -----------
Balance Sheet Data:
Chilean GAAP: ........................     Ch$        Ch$        Ch$        Ch$        Ch$          US$
    Total assets .....................   281,353    304,876    374,790    404,922    452,478       629.7
    Long-Term debt (6) ...............    14,703     16,814     73,004     85,865    133,022       185.1
    Shareholders' equity .............   185,721    199,231    209,406    219,790    231,330       321.9
U.S. GAAP:
    Total assets .....................   290,828    311,511    384,288    411,096    460,284       640.52
    Long-term debt (6) ...............    14,703     16,814     73,004     85,864    133,022       185.11
    Shareholders' equity .............   190,977    206,931    219,692    226,248    236,624       329.28
    Operating Data (7):
Chilean GAAP:
    Gross margin .....................      35.3%      34.5%      37.4%      38.4%      41.2%        --
    Operating margin .................      19.1%      18.2%      21.3%      23.0%      25.8%        --
    Net margin .......................      14.9%      16.6%      12.1%      12.5%      11.0%        --
    Financial Ratios:
Chilean GAAP:
    Total liabilities/Total assets ...     0.34x      0.35x      0.44x      0.46x      0.49x         --
    Current assets/Current liabilities     2.99x      2.69x      2.46x      2.38x      4.51x         --

_________________
(1)  Financial information for the years ended December 31, 1998, 1999, 2000 and 2001 is restated in terms of constant pesos, as of December 31, 2002.
     Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$718.61 to US$1.00, the Observed Exchange Rate on December 31, 2002.
(2)  Except per share, per ADS and Other Data amounts.
(3)  For the years 1998, 1999, 2000, 2001 and 2002, net income and dividends per share have been computed on the basis of 64,000,000 fully-paid shares outstanding, the weighted-average number of shares of common stock outstanding during each fiscal period.
(4)  Calculated on the basis of one ADS for three shares of common stock.
(5)  Dividend amounts represent amounts paid in the year earned, restated in
     Constant Chilean pesos of December 31, 2002. (6) Includes portion of long-term bank liabilities and bonds payable. (7) Shown as a percentage of net sales.
(8)  Financial statements for years 2001 and 2002 do not include the consolidation of Envases CMF S.A. (formerly Crowpla-Reicolite S.A.)
     because the ownership percentage in that company is 50% and Cristalerias does not have control.

Exchange Rates

          Chile's Ley Organica Constitucional del Banco Central de Chile No.18,840, known as the Central Bank Act, enacted in 1989, relaxed restrictions on buying and selling foreign currencies in Chile. Prior to 1989, the law authorized the purchase and sale of foreign currencies in only those cases explicitly authorized by the Central Bank.

          The Central Bank Act provides that the Central Bank may determine that certain purchases and sales of foreign currencies specified by law must be carried out in the market formed by banks and other institutions authorized by the Central Bank for such purposes (the "Formal Exchange Market"). The Central Bank reports an exchange rate ("Observed Exchange Rate") which for any given date is computed by averaging prices from the previous day's transactions in the Formal Exchange Market. Banks and other institutions may affect purchases and sales of foreign currencies in the Formal Exchange Market at such rates as they freely determine from time to time.

          Since 1989, the Central Bank has also made use of a referential daily rate ("Reference Exchange Rate") that factors in domestic and foreign inflation as well as variations in the parity between the peso and the U.S. dollar, the Euro and the Japanese Yen. As of December 30, 2002, the Reference Exchange Rate was Ch$549.08 to US$1.00. The Central Bank buys or sells foreign currency in the Formal Exchange Market to maintain the average exchange rate within certain limits. In order to promote exchange rate flexibility, however, as of September 2, 1999, the Central Bank decided to suspend its formal commitment to intervene in the foreign exchange market to maintain the limits on the range of exchange rates. It was, therefore, agreed that the Central Bank would intervene in the exchange rate market only in exceptional cases and that it would report such decisions. The Central Bank will continue to calculate and publish the daily referential exchange rate according to the regulations in effect as a medium-term benchmark for the market and for its use in contracts still in effect with that exchange rate.

          The Central Bank has ruled that certain foreign currency transactions, including those transactions associated with foreign investment, may be effected only through the Formal Exchange Market. While authorized to effect transactions within a given pre-established range of exchange rates surrounding the Reference Exchange Rate, the Central Bank operates at the cash rate.

          Foreign exchange transactions that may be effected outside the Formal Exchange Market can be carried out in the so-called Mercado Informal (the "Informal Exchange Market"), which is an accepted currency market in Chile. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

          The following table sets forth the high, low, average and year-end Observed Exchange Rates for U.S. dollars for the periods indicated as expressed in pesos per US$1.00, as reported by the Central Bank. No indication is made that the Chilean peso or U.S. dollar amounts referred to in this annual report actually represent, could have been or could be converted into, U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a daily 12:00 P.M. buying rate for Chilean pesos:

                              Observed Exchange Rate (3)
----------------------------------------------------------------------------------------
         Year            Low (1)           High (1)         Average (2)         Year End
         ----            -------           --------         -----------         --------
         1997            411.85             439.81            420.64             439.18
         1998            439.58             475.41            462.20             472.41
         1999            470.23             550.93            512.85             530.07
         2000            501.04             580.37            542.08             573.65
         2001            557.13             716.62            636.39             654.79
         2002            641.75             756.56            694.46             718.61
December 2002            692.94             718.61            701.95             718.61


                              Observed Exchange Rate (3)
----------------------------------------------------------------------------------------
         Year            Low (1)           High (1)         Average (2)         Year End
         ----            -------           --------         -----------         --------
January  2003            709.22             738.87            722.48               N/A
February 2003            733.10             755.26            745.21               N/A
March    2003            725.79             758.21            743.28               N/A
April    2003            705.32             731.56            718.25               N/A
May      2003            694.22             713.73            703.58               N/A

__________________
(1)  Reflects pesos at historical values rather than constant pesos.
(2)  The average of Observed Exchange Rates for pesos on the last day of each full month during the relevant period.
(3)  Transactions carried out on the previous bank business day reported by the Central Bank
     Source: The Central Bank.

          The Chilean government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could have a material adverse effect on the dollar value of an investor's return on investment. The Chilean peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

          Cash distributions with respect to shares of common stock received by the depositary (currently The Bank of New York) will be received in Chilean pesos. The depositary will attempt to convert such pesos to U.S. dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments with respect to the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends on the common stock and the distribution of such dividends by the depositary, the amount in U.S. dollars distributed to holders of ADRs will decrease. Consequently, the value of the ADSs and any distributions to be received from the depositary could be materially adversely affected by reductions in the value of the peso relative to the dollar.

                                 RISK FACTORS

          Investors in our common shares should carefully consider, in light of their own financial circumstances and investment objectives, the following risk factors and the other information contained in this annual report.

Risks Relating to Our Company

          We are controlled by the Elecmetal Group whose interest may be contrary to the interest of other holders of our common share or of our ADSs.

          Compania Electrometalurgica S.A., a member of the group of companies that make up what is known as the Elecmetal Group, is our parent company. As of December 31, 2002, Compania Electrometalurgica S.A., together with other members of the Elecmetal Group, is the beneficial owner of approximately 52.1% of the outstanding shares of our company's common stock and thereby controls a majority interest of the company. Compania Electrometalurgica S.A. is a Chilean publicly-held corporation engaged in the steel foundry business and, through its related companies, a wide range of other business activities in Chile. Consequently, the Elecmetal Group has the power to elect a majority of our company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders.

          The decision of the Elecmetal Group to dispose of a significant number of its shares could adversely affect the trading price of our shares and ADSs.

          A disposal by the Elecmetal Group of a significant portion of its shares of common stock or a perception that they would dispose of such shares could materially and adversely affect the trading price of the common stock on the Chilean stock exchanges (including the Bolsa de Comercio de Santiago, the "Santiago Stock Exchange"), the price of the ADSs and control of our company. See "Item 7. Major Shareholders--Control of Registrant". There can be no assurance that the Elecmetal Group will not dispose of shares of our company in the future.

          We rely on a small number of customers for our net sales, and small changes in demand could affect our level of sales.

          We sold our glass containers to more than 450 customers in 2002. Sales to our leading 10 customers accounted for approximately 67% of our net sales in 2002. Our three largest customers,[1] Vina Concha y Toro, Vina San Pedro and Sociedad Anonima Vina Santa Rita S.A., accounted for an aggregate of approximately 36% of the our sales of glass containers in 2002.

          We are not party to any long-term supply contracts with our principal customers but, from time to time, enter into non-binding, annual letters of understanding with certain customers. Purchases are made by individual purchase orders or short-term contracts. Tiny changes in demand by our customers, among other changes, could affect our levels of sales and accordingly could have a material adverse impact on our company. There can be no assurance that our relationships with our customers will not undergo significant changes in the future.

________________
[1] All these customers are located in Chile. There are no major customers outside Chile as measured by net sales.

          Our sales levels are highly dependent on the level of Chilean wine exports.

          The overall level of sales of our glass container operations and Sociedad Anonima Vina Santa Rita S.A, are each highly dependent on the general levels of sales, and, in particular, on the level of exports, of the Chilean wine industry. We estimate that in 2002, approximately 79.1% of net sales of wine bottles (which represented 61.8% of overall 2002 net sales) were attributable to exports by the Chilean wine industry. Sociedad Anonima Vina Santa Rita S.A's sales are also dependent on Chilean wine exports, as approximately 52.4% of its net sales in 2002 were derived from the export market. There can be no assurance that conditions in the Chilean wine industry, including changes in the wine export market, will not change in the future or that changes will not have a material impact on our business.

          Our former use of Arthur Andersen-Langdon Clarke as our independent public accountants may pose risks to us and may limit the ability of our security holders to seek potential recoveries from them related to their work.


          On June 15, 2002, Arthur Andersen LLP, the U.S. member firm of Andersen Worldwide S.C. was convicted of federal obstruction of justice arising from the government's investigation of Enron Corp., and on August 31, 2002, Arthur Andersen LLP ceased its audit practice before the United States Securities and Exchange Commission. Our former independent accountant Arthur Andersen - Langton Clarke, was the Chilean member firm of Andersen Worldwide S.C. and as a result also ceased its audit practice before the Securities and Exchange Commission. As a foreign Securities and Exchange Commission registrant, we are required to file with the Securities and Exchange Commission annual financial statements audited by an independent public accountant registered to practice before the Securities and Exchange Commission. We engaged Ernst & Young Servicios Profesionales de Auditoria y Asesoria Limitada, independent accountants and a member firm of Ernst & Young International, to serve as our independent auditor for 2002. Arthur Andersen LLP had audited our financial statements for the years ended December 31, 2000 and 2001, and had consented to the incorporation by reference of their reports covering those financial statements in our annual report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission. Our annual report on Form 20-F for the year ended December 31, 2002 includes the financial statements audited by Arthur Andersen LLP for our 2000 and 2001 fiscal years. If the Securities and Exchange Commission ceases to accept financial statements audited by Arthur Andersen LLP, we could experience additional costs or delays in making filings with the Securities and Exchange Commission. In addition, our securities holders may have no effective remedy against Arthur Andersen LLP - Langdon Clarke in connection with a material misstatement or omission in our 2000 and 2001 financial statements, particularly in the event that Arthur Andersen LLP ceases to exist or becomes insolvent as a result of the proceedings against it.

          You may be unable to exercise preemptive rights in certain circumstances.

          Law 18,046, known as the Chilean Companies Act, requires a Chilean company to offer shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares. U.S. holders of ADSs may not be able to exercise these preemptive rights for common stock underlying their ADSs, thereby resulting in a dilution of the ADS holders' percentage interest in our company, unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirement thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to the company of thereby enabling the exercise by the holders of ADSs of the preemptive rights for common stock underlying their ADSs, and any other factors we consider appropriate at that time, in making a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed. If we elect not to file a registration statement, the depositary will attempt to sell affected ADS holders' preemptive rights in a secondary market (if one exists for such rights) and distribute the net proceeds to the affected ADS holders. Should the depositary not be permitted or otherwise be unable to sell such preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of ADSs. Additionally, ADS holders' percentage ownership in our company would be diluted.

Risks Relating to Chile

          Currency fluctuations could adversely affect our business and the value of our ADSs.

          The Chilean government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could have a material adverse effect on the dollar value of an investor's return on investment. The Chilean peso has been subject to devaluations in the past and may be subject to fluctuations in the future. See "Exchange Rates".

          The common stock underlying the ADSs is traded in Chilean pesos on the Santiago Stock Exchange and the Electronic Stock Exchange of Chile. Cash distributions with respect to shares of common stock received by the depositary will be received in Chilean pesos. The depositary will attempt to convert such pesos to U.S. dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments in respect of the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends on the common stock and the distribution of such dividends by the depositary, then the amount of U.S. dollars distributed to holders of ADRs could decrease. Consequently, the value of the ADSs and any distributions to be received from the depositary could be adversely affected by reductions in the value of the peso relative to the dollar. There can be no assurance that the Chilean peso/U.S. dollar exchange rate will not fluctuate in the future, the Chilean peso will not lose value against the U.S. dollar or that such fluctuations in the exchange rate will not have a material impact on the our business and the value of the ADSs.

          Inflation could adversely affect our financial condition, results of operations and the value of our shares and ADSs.

          Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. A rise in inflation could adversely affect the Chilean economy, our company, the value of the common stock and the value of the ADSs.

          In addition, the our results of operation and financial condition may be affected if the rate of Chilean inflation exceeds the rate of inflation experienced in the United States or other major countries or trading partners of Chile, and the Chilean peso is not sufficiently devalued relative to the currencies of such countries. In these circumstances, the costs of imports from such countries may become more attractive to our domestic customers or exports packaged in our products may become less attractive to purchasers of such exports.

          There can be no assurance that the performance of the Chilean economy, our operating results or the value of the ADSs will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from current levels. See "Item 5. Operating and Financial Review and Prospects".

          The market for our common stock may be volatile and illiquid.

          Trading activity on the Santiago Stock Exchange, is on average, substantially less in volume, less liquid and often more volatile than that on the principal national securities exchanges in the United States. For the year ended December 31, 2002, only approximately 11% of securities listed in the Santiago Stock Exchange traded 90% or more of the total trading days. We estimate that for 2002, our shares were traded on the Santiago Stock Exchange on an average of approximately 64.7% of such total trading days. The trading activity on the Santiago Stock Exchange may also be influenced by economic conditions of other Latin American countries as well as the trading activity on such countries' stock exchanges.

          If Chile imposes controls on foreign investment and repatriation of investments, that may affect your investment in, and earnings from, our ADRs.

          Currently, equity investments in Chile by non-Chileans are generally not subject to any exchange control restrictions affecting registration or repatriation of the investments and earnings therefrom, except for investments governed by Decree Law 600 of 1974, where the invested capital must remain in Chile for at least one year before it can be remitted abroad. In fact, as of April 19, 2001, investing in general investments are subject to only two requirements. Transactions (and all payments arising thereunder) must be performed exclusively through the Chilean Mercado Cambiario Formal ("Formal Exchange Market"), and they must be reported to the Central Bank. The ADR facility, however, as governed by the foreign exchange regulations in effect prior to April 19, 2001, was and is the subject of an agreement among The Bank of New York (as the legal successor of Citibank N.A., in its capacity as depositary for the shares of common stock represented by ADSs), our company and the Central Bank, executed pursuant to Article 47 of the Central Bank Act and to Chapter XXVI, Title I of the former Compendium of Foreign Exchange Regulations. This agreement is known as the Chapter XXVI agreement. The Chapter XXVI agreement is intended to grant the depositary and the holders of the ADRs access to the Formal Exchange Market. See "Exchange Rates." According to local law, the Chapter XXVI agreement may not be unilaterally amended by the Central Bank. Additionally, legal precedent indicates that Chapter XXVI agreements are not subject to future or current legislative changes. No assurances can be made, however, that additional Chilean restrictions applicable to holders of ADRs, the disposition of underlying shares of common stock or the repatriation of the proceeds from such disposition may not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions, if imposed. If for any reason, including changes in the Chapter XXVI agreement or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos, which would likely subject the distributions to foreign exchange risk of the peso. (See "Foreign Investment Exchange Controls in Chile").

          Chile has different corporate disclosure, governance and accounting standards than those you may be familiar with in the United States.

          The securities laws of Chile which govern open or publicly listed companies (such as our company) principally aim to promote disclosure of all material corporate information to the public, but Chilean disclosure requirements differ from those in the United States in important respects. In addition, although Chilean law imposes restrictions on prohibited activities such as insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

          There are important differences between Chilean and U.S. accounting and reporting standards. As a result, Chilean financial statements and reported earnings may differ from those reported based on U.S. accounting and reporting standards. See Note 39 of the consolidated financial statements.

There can be no assurance that Chilean or U.S. securities laws or accounting standards, or both, will not be modified or supplemented in the future.

          You may have fewer and less well-defined rights as a shareholder than you might have in the United States.

          Our by-laws (Estatutos) and the laws of Chile govern our corporate affairs. Principles of law applicable to our company and our shareholders may differ from those that would apply if we were incorporated in a jurisdiction in the United States. In addition, our shareholders may have fewer or less well-defined rights under Chilean corporate law to protect their interests against actions by our board of directors or principal shareholders than they might have as shareholders of a corporation subject to U.S. securities laws. The by-laws require the submission of certain shareholder and managerial disputes to arbitration in Chile. There can be no assurance that Chilean securities laws will not be changed to reduce protections afforded to investors of Chilean securities or that the Estatutos could be modified which could have a material adverse impact on our company and the value of the ADSs.

          You may not be able to fully exercise your withdrawal rights.

          In accordance with Chilean laws and regulations, any shareholder that votes against certain actions or does not attend the meeting at which such actions are approved may withdraw from our company and receive payment for our shares according to a prescribed formula if that such shareholder exercises its rights within certain prescribed time periods. Such actions triggering withdrawal rights include the approval of:

          o the transformation of our company into an entity that is not a corporation (sociedad anonima) governed by the Chilean Companies Law;

          o    our merger with or into another company;

          o the sale of 50% or more of our assets, whether or not our liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

          o creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of our assets;

          o the creation of preferential rights for a class of shares or an amendment to those already existing rights, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

          o the remedy of nullification of our documents of incorporation caused by a formality or an amendment to such documents that results in the granting of a right to such remedy; and

          o such other cases as may be established by the Bylaws (no such additional cases currently are specified in the Bylaws).

          However, because of the absence of legal precedent as to whether a shareholder that has, at the same time, voted both for and against a proposal (such as the depositary) may exercise withdrawal rights with respect to those shares voted against the proposal, there is doubt as to whether holders of ADSs will be able to exercise withdrawal rights either directly or through the depositary.

ITEM 4:  Information On The Company

Description of Business

General

          Cristalerias de Chile S.A. is a corporation organized under the laws of the Republic of Chile. We were incorporated in 1904, and we completed our initial public offering of common share in Chile in June 1994. We listed our common shares on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange. We also listed our common shares on the New York Stock Exchange under the symbol "CGW" and completed an initial public offering of ADSs in the United States in January 1994. Our principal subsidiaries are:

Company Name                                                Jurisdiction

Sociedad Anonima Vina Santa Rita                            Chile
Envases CMF S.A.                                            Chile
Constructora Apoger S.A.                                    Chile
Inmobiliaria Don Alberto                                    Chile
Cristalchile Comunicaciones S.A.                            Chile
Cordillera Comunicaciones Holding Ltda.                     Chile
Cordillera Comunicaciones Ltda.                             Chile
Metropolic-Intercom S.A.                                    Chile
Comunicacion, Informacion, Entretencion y Cultura S.A.      Chile
Red Relevisiva Megavision S.A.                              Chile
Zig-Zag S.A.                                                Chile
Simetral S.A.                                               Chile
Ediciones Chiloe S.A.                                       Chile
Ediciones Financieras S.A.                                  Chile
Cristalchile Inversiones S.A.                               Chile
Rayen Cura S.A.I.C.                                         Argentina

          We are the largest producer of glass containers in Chile, as measured by volumes as well as net sales. We estimate that during each of the last five years, we have supplied more than 80% of all glass containers produced in Chile, as measured by weight. Through an affiliate company, we also produce plastic containers, caps and crates.

          We are also involved in Chile's wine, media and communications industries. We are a member of the Elecmetal Group under its parent company, Compania Electrometalurgica S.A. We, and other companies in the Elecmetal Group, hold a controlling interest in one of Chile's largest producers and exporters of bottled wine and in one of the three largest television networks in Chile. Moreover, since 1994, we have been involved in the cable television business through the acquisition, merger and operation of certain Chilean cable television companies. In October 1995, we participated in a joint venture with Intercom S.A., thus forming one of the two cable television companies currently operating in Chile.

History

          We commenced operations in 1904 under the name Fabrica Nacional de Vidrios S.A. as a manufacturer of glass containers and dishware. Between 1904 and 1971, we expanded our operations, and in 1929 adopted our present name. In 1971, we came under direct control of the Chilean government through the Corporacion de Fomento de la Produccion. In 1975, as part of a national program of privatization, Elecmetal, a private steel foundry business, acquired a 46% interest our company from Corporacion de Fomento de la Produccion and in 1976, acquired an additional 7.5% interest in our company from other shareholders.

          In order to consolidate our position as the leading Chilean producer of glass containers, we entered into a technical assistance agreement in 1977 with a subsidiary of Owens-Illinois Inc. to acquire state-of-the-art glass bottle manufacturing technology. In 1980, we acquired a 50% interest in Cristal Owens Plasticos Ltda., a joint venture with Owens-Illinois Inc., to manufacture disposable plastic bottles for the non-alcoholic beverage market.

          In 1982, we began to diversify beyond the container business by acquiring operations from other members of the Elecmetal Group. These acquisitions included a 20% interest in Sociedad Anonima Vina Santa Rita S.A, one of the largest Chilean producer exporters of bottled wine. In 1992, Sociedad Anonima Vina Santa Rita S.A established Vina Carmen S.A., which produces fine wines and in which Sociedad Anonima Vina Santa Rita S.A has a 99.9% stake.

          Continuing our expansion in the packaging business, in 1988, we acquired a 50% interest in Reicolite S.A., a company engaged in the manufacturing and selling of plastic packaging products. In 1988, Owens-Illinois Inc. sold its 50% interest in Cristal Owens Plasticos Ltda. to Grupo Themco, a Chilean industrial group. In January 1996, we acquired an additional 49.99% interest in both Cristal Owens Plasticos Ltda. and Reicolite S.A. from Grupo Themco, thus increasing our interest in both companies to 99.99%. Cristal Owens Plasticos Ltda. and Reicolite S.A. were subsequently merged to form Crowpla Reicolite S.A., which commenced joint operations in January 1997.

          Through a public auction in 1989, we acquired from a Chilean government-owned company a concession to operate a national television-broadcasting network through a 99.9%-owned subsidiary. The concession was subsequently transferred to Comunicacion, Informacion, Entretencion y Cultura S.A. As of December 31, 2002, we hold a 98.2% interest in Comunicacion, Informacion, Entretencion y Cultura S.A. As of December 31, 2002, Comunicacion, Informacion, Entretencion y Cultura S.A. held the following interests in media and communications companies:

*    a 49.9% interest in Zig-Zag S.A., a publishing company;

* a 50.0% interest in Ediciones Chiloe S.A., which, in turn, holds a 74.8% interest in Ediciones Financieras S.A., the publishing company for El Diario Financiero, a Chilean financial newspaper; and most significantly;

* a 99.99% interest in Red Televisiva Megavision S.A., one of the three largest television broadcasting networks in Chile.

          In December 1991, Grupo Televisa, S.A. de C.V. of Mexico, acquired a 49.0% interest in Red Televisiva Megavision S.A.

          In January 1994, we issued 4,020,000 ADRs, each representing three shares of our common stock without par value, for approximately US$96 million in two concurrent offerings in the United States and Chile. On January 31, 1994, we commenced a preemptive rights offering to certain of our shareholders who had not waived such rights and, in connection therewith, sold an additional 590,858 shares of common stock to such shareholders for approximately US$4.8 million. Between May and July 1995, we issued 2,399,642 shares of common stock for the aggregate historical price of Ch$7,481 million.

Since July 6, 1995, we have had 64,000,000 common stock shares outstanding, representing our total registered stock capital.

          We expanded our participation in the television and entertainment sector through the burgeoning cable television market. As part of our expansion plan, Cordillera Comunicaciones Ltda., known commercially as "Metropolis," was created in 1994 in association with worldwide cable TV leader TCI-Bresnan (which subsequently became Liberty Media Corporation).

          In July 1995, we formed Constructora Apoger S.A. with a capital contribution representing 80% of its equity. Constructora Apoger S.A. was formed to build and sell approximately 16,500 square meters of office space in an 18-story building in Las Condes, Santiago. This building was completed in December 1997. As of December 31, 2002, 100% of the building's office space had been sold.

          In October 1995, Cordillera Comunicaciones Ltda. agreed to a merge with Intercom S.A., a cable firm owned at that time by Compania de Telecomunicaciones de Chile S.A. and El Mercurio, creating Metropolis-Intercom S.A.

          In 1996, Sociedad Anonima Vina Santa Rita S.A issued US$20 million of its common stock, which we partially subscribed. During the second half of 1996, Sociedad Anonima Vina Santa Rita S.A acquired a 39.35% interest in Vina Los Vascos S.A., an important Chilean wine producer and exporter linked to Les Domaines Barons de Rothschild (Lafite), for approximately US$5.8 million. In September 1997 Sociedad Anonima Vina Santa Rita S.A invested abroad for the first time, creating Vina Dona Paula S.A. in the Republic of Argentina.

          On September 30, 1999, for approximately US$16.2 million, we acquired a 40% interest in Rayen Cura S.A.I.C., a glass container company located in Mendoza, Argentina, from Vicasa S.A., a Spanish company. Vicasa S.A. currently holds the remaining 60% interest in Rayen Cura S.A.I.C.

          In 1999, Sociedad Anonima Vina Santa Rita S.A. acquired an additional 3.65% interest in Vina Los Vascos S.A. for approximately US$700,000.

          In May 2000, we announced that we had settled an arbitration proceeding with Compania de Telecomunicaciones de Chile S.A. The arbitration was initiated in May 1998 to resolve our dispute with Compania de Telecomunicaciones de Chile S.A. over the development of internet services through Metropolis-Intercom S.A. Under the terms of the agreement, our unconsolidated subsidiary, Cordillera Comunicaciones Ltda., acquired the remaining 40% of Metropolis-Intercom S.A. and the latter acquired 100% of the HFC network it used from Compania de Telecomunicaciones de Chile S.A. Both acquisitions amounted to US$270 million. As of December 31, 2002, Cristalchile and Liberty Media Corporation each owned 50% of Cordillera Comunicaciones Ltda.

          During 2001, Sociedad Anonima Vina Santa Rita S.A acquired the "Terra Andina" brand from Pernod Ricard, Sur Andino S.A. was created as a subsidiary of Vina Carmen S.A. to administer this brand. As of December 31, 2002, Cristalerias owned 54.1% of Sociedad Anonima Vina Santa Rita S.A's outstanding shares and the Elecmetal Group, as a whole, held a 77.6% interest in Sociedad Anonima Vina Santa Rita S.A.

          On June 29, 2001, Cristalerias de Chile S.A., and Embotelladora Andina S.A. - the main bottler of the Coca-Cola system in Chile - executed contracts to establish a partnership or joint venture forming Envases CMF S.A., for the PET container business (previously carried out through their respective subsidiaries, Crowpla Reicolite S.A. and Envases Multipack S.A.). The partnership was established by the incorporation of Andina Inversiones Societarias S.A. with 50% of the shares in that company through a capital increase. The remaining 50% of the shares are controlled by Cristalerias. The transaction allowed Crowpla Reicolite S.A. to obtain assets from Multipack to develop the PET container business.

          On August 27, 2002, Comunicacion, Informacion, Entretencion y Cultura S.A. purchased Televisa S.A. de C.V. of Mexico's stake in Red Televisiva Megavision S.A., increasing its participation in Red Televisiva Megavision S.A. to 99.99%.

Business Strategy

          Our general business philosophy is consistent with that of the Elecmetal Group. The philosophy has been as follows:

     * to make controlling investments in companies believed to be undervalued or to develop new businesses in Chile when these businesses are believed to have significant growth potential; and

     * to actively manage such companies to maximize long-term growth and value.

          The Elecmetal Group typically focuses on each company's core business and seeks to maximize its cash flow and profitability by installing experienced management from companies within the Elecmetal Group, as well as by establishing strategic relationships with relevant international business leaders.

          Our strategy with respect to our packaging operations is:

     * to maintain our dominant position in the production and sale of returnable and disposable glass containers in Chile by being more efficient in the production of glass containers through scale production and cost cutting;

     *    to promote the wider use of glass containers in Chile; and

     * to increase our share of the Chilean market for plastic and certain other packaging products.

          Our business strategy with respect to the media and communications business and the wine business is:

     * to develop Metropolis-Intercom S.A. into an important broadband provider, through technological innovation, providing top quality consumer service and by being present in the main national markets;

     * to improve the quality and variety of Red Televisiva Megavision S.A.'s program offerings and increase its share of the Chilean broadcast television advertising market; and

     * to strengthen the market position of Sociedad Anonima Vina Santa Rita S.A through continued emphasis on the production and export of premium wines.

          In accordance with our past practice and as a member of the Elecmetal Group, we seek to take advantage of additional growth opportunities by establishing new businesses, or by making investments in companies, that it believes would benefit from the Elecmetal Group's management expertise and business philosophy. Consistent with our prior experience in the packaging and the media and communication arenas, we anticipate that any new investments may be made in association with experienced international companies capable of contributing financial, operating and technical assistance, to strengthen the competitive position and long-term prospects of the targeted business.

I.   Packaging Operations

Glass Containers

          We are the largest producer of glass containers in Chile and estimate that we have supplied more than 80% of all glass containers produced in Chile, as measured by weight, during each of the past five years. We work closely with our customers to design and manufacture bottles in accordance with the changing needs of the Chilean customer (especially Chilean wine producers) and foreign customers.

          We sell our products to several important sectors of the Chilean economy, including the wine, non-alcoholic beverage, beer, liquor, food and pharmaceutical industries.

          The following table sets forth our glass container sales by market sector as a percentage of net sales revenues for the periods indicated:

       YEAR (1):                 1998            1999            2000            2001            2002
-----------------------       ----------      ----------      ----------      ----------      ----------
Product Sector:
Wine                             62.9%           61.7%           60.1%           59.2%           61.8%
Beer                             11.3%           11.0%           10.7%           14.1%           14.9%
Non-alcoholic beverages          10.9%           12.2%           16.3%           14.9%           13.0%
Liquor                            9.0%           10.4%            9.4%            8.3%            7.5%
Food                              4.9%            3.7%            2.7%            2.7%            2.2%
Pharmaceuticals                   1.0%            1.0%            0.8%            0.8%            0.6%
                                -----           -----           -----           -----           -----
TOTAL                           100%            100%            100%            100%            100%

_________________
(1) Each respective year ends December 31.


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

          The Chilean wine industry, is dominated by four companies:

               o    Vina Concha y Toro S.A.

               o    Vina Sociedad Anonima Vina Santa Rita S.A

               o    Vina San Pedro S.A., and

               o    Vina Santa Carolina S.A.

          These companies account for approximately 61% of total wine sales in Chile. We currently supply most of the glass containers for these four companies, as well as other Chilean wine producers.

          Largely as a result of the increased exports of Chilean wines, unit sales of our wine bottles increased 168% between 1997 and 2002, representing 50.4% of the our unit sales in 2002.

          In 2002, the number of cases of wine in glass bottles exported by Chilean winemakers rose by 5.6% (21.4 million in 2001 to 22.6 million in 2002). Net sales increased by 2.3% (US$511 million in 2001 and US$522 million in 2002). The four leading vineyards and their subsidiaries experienced an aggregate increase in exported sales volume of 7.5%, while the remaining wine producers' export volume increased by 3.6%. For 2002, primary destinations of Chilean bottled wine exports included the United States (27.1%), the United Kingdom (24.0%), Japan (4.7%), Denmark (4.1%), Holland (4.1%), Sweden (4.0%),
Finland (3.9%), Germany (3.7%), Canada (2.9%), Ireland (2.7%), Belgium (2.5%) and Brazil (2.2%).

          The following table shows the growth of Chilean non-bulk wine exports:

         YEAR (1):                  1998             1999              2000             2001              2002
--------------------------      ----------        ----------       -----------       ----------       ----------
Export Cases
  Glass bottles (2)               18,265            18,043           20,596            21,416           22,622
  Other containers (3)               392               852            1,000             1,631            1,878
                                  ------            ------           ------            ------           ------
TOTAL                             18,657            18,895           21,596            23,047           24,500

_________________
(1)  Each respective year ends December 31.
(2)  In thousands of cases containing 9 liters each.
(3)  In thousands of cases containing nine one-liter tetra pack containers.
     Source: Chilean Export Association.

          We believe that approximately 79.1% of our sales of wine bottles in 2002 were attributable to wine exports. Nevertheless during 2002, we continued to introduce glass containers specially developed for the domestic market for family, table and fine wines, where the 1.5 liter screw-top bottle stands out.

          The following table shows the number of units we sold and net sales related to the wine sector for the periods indicated:

      YEAR (1):               1998               1999               2000               2001              2002
----------------------      ---------          ---------          ---------         ---------          ---------
Units (2)                    225,247            241,107            273,744           289,855            308,635
Net Sales (3)               Ch$30,469          Ch$32,899          Ch$36,978         Ch$40,110          Ch$43,904

_________________
(1) Each respective year ends December 31.
(2) Units are set forth in thousands and include all glass containers sold in this sector regardless of size.
(3) Net sales are set forth in millions of pesos.


Non-alcoholic Beverages

          The non-alcoholic beverage market in Chile currently consists of soft drinks, mineral water and fruit-based juices. Based on industry sources, we estimate that these products accounted for approximately 85.8%, 7.2% and 7.0% of the non-alcoholic beverage market in 2002, respectively (85.5%, 7.4% and 7.1% in 2001).

         We estimate glass containers represented approximately 14.86% of the Chilean non-alcoholic beverage container market, as measured by liters of beverages sold during 2002 (15.09% during 2001).

          In 2002, the demand for soft drinks grew by approximately 2.3% over 2001. Approximately 14% of the Chilean market for soft drinks, measured in liters, was bottled in glass containers (14% in 2001). The remainder was bottled in PET bottles and one-way aluminum cans.

          In 2002, the demand for mineral water remained flat with respect to 2001. Approximately 18.7% of the Chilean market for mineral water, measured in liters, was bottled in glass containers (20.0% in 2001). The remainder was bottled in PET and one-way PVC containers.

          In 2002, the demand for fruit-based juices remained flat with respect to 2001. Approximately 21.5% of the Chilean market for fruit-based juices, measured in liters, was bottled in glass containers (21.0% in 2001).

          The following table sets forth the number of returnable and disposable glass units we sold and our related net sales in the non-alcoholic sector for the periods indicated:

         YEAR (1)                 1998              1999              2000               2001              2002
-----------------------        ----------        ----------       -----------        -----------       ------------
Units (2)                         62,374            74,444           128,945            115,910           119,169
  Returnable                      18,472            15,892            18,426             18,208            15,972
  Non-Returnable                  43,902            58,552           110,519             97,702           103,197
Net sales (3)                  Ch$ 5,277         Ch$ 6,531        Ch$ 10,038         Ch$ 10,074        Ch$  9,210

___________________
(1) Each respective year ends December 31.
(2) Units sold are set forth in thousands and include all glass containers sold in this sector regardless of size.
(3) Net sales are set forth in of constant pesos.


Beer

          During 2002, there was no change in terms of per capita consumption of beer in Chile. Nevertheless, unit sales of non-returnable bottles posted a strong growth of 24.8%, due to an increase in the share of non-returnable containers in total containers used for beer. On the other hand, returnable bottles sales decreased by 13.0% in 2002 with respect to 2001 in unit terms as a result of the launching of new formats effected during the previous year.

          As a whole, demand for glass containers in the sector rose during 2002. Our net sales to the beer sector grew by approximately 10.5% during 2002. As a result, net sales to the beer sector increased from 14.1% of our net sales in 2001 to 14.9% in 2002.

          The following table sets forth the number of units we sold and our related net sales to the beer sector for the periods indicated:

        YEAR (1):                 1998              1999              2000               2001              2002
-----------------------         --------          --------          --------           ---------        ----------
Units (2)                         58,579            54,882            69,859             88,728           104,108
  Returnable                      14,157            19,458            13,402             17,532            15,247
  Non-Returnable                  44,422            35,424            56,457             71,196            88,861
Net sales (3)                   Ch$5,491          Ch$5,835          Ch$6,588           Ch$9,583         Ch$10,591

___________________
(1) Each respective year ends December 31.
(2) Units are set forth in thousands and include all glass containers sold in this sector regardless of size.
(3) Net sales are set forth in millions of pesos


Liquor

          The Chilean domestic liquor industry currently consists primarily of the pisco segment, a local grape-based spirit, and all other domestically produced liquor. Net sales of liquor bottles fell by 5.8% during 2002 because pisco producers increased prices, which resulted in lower consumer demand for pisco.

          The following table sets forth the number of units we sold and our related net sales to the liquor sector for the periods indicated:

     YEAR (1):                1998                1999               2000                2001               2002
---------------------       --------           ---------          ----------         ----------          ----------
Units (2)                     43,213             53,827              54,183             50,483              48,285
Net Sales (3)               Ch$4,382           Ch$5,569            Ch$5,798           Ch$5,631            Ch$5,306

___________________
(1) Each respective year ends December 31.
(2) Units are set forth in thousands and include all glass containers sold in this sector, regardless of size.
(3) Net sales are set forth in millions of pesos.


Food

          We are currently a principal supplier of glass containers to some of Chile's leading producers of packaged foods. In the Chilean glass-packaged food sector, glass containers are used primarily for tomato sauce, baby foods, jams, fruits and oil. The following table sets forth the number of units we sold and our related net sales to the glass-packaged food sector for the periods indicated:

     YEAR (1):               1998                1999               2000                2001               2002
-------------------       ----------         ----------          ----------         -----------         ----------
Units (2)                    39,127             30,400              23,848             26,051              22,693
Net sales (3)              Ch$2,358           Ch$1,959            Ch$1,640           Ch$1,840            Ch$1,591

___________________
(1) Each respective year ends December 31.
(2) Units are set forth in thousands and include all glass containers sold in this sector, regardless of size.
(3) Net Sales are set forth in millions of pesos.


          In general, the use of glass containers for packaging food is significantly less in Chile than in more developed economies. In 2002, net sales for the packaged food container sector decreased by 13.5% over 2001, while unit sales decreased about 12.9%. This decrease was due to adjustments experienced by this market and due to a lower demand of containers for food exports.

Pharmaceuticals

          Glass containers produced for the Chilean pharmaceutical sector are primarily used for cough suppressants, vitamins, antiallergenics and antibiotics, which are usually in the form of liquid syrup. We currently provide containers for these products to the principal pharmaceutical companies. Pharmaceuticals accounted for approximately 0.6% of our net sales of glass containers in 2002. In 2002, net sales for this segment decreased by 12.5%.

          The following table sets forth the number of units we sold and our related net sales to the pharmaceutical sector for the periods indicated:

     YEAR (1):              1998                1999               2000                2001               2002
--------------------      ---------          ---------           ---------          ---------           ---------
Units (2)                   12,376             14,449              13,115             13,049               8,918
Net Sales (3)               Ch$481             Ch$529              Ch$480             Ch$520              Ch$454

_________________
(1) Each respective year ends December 31.
(2) Units are set forth in thousands and include all glass containers sold in this sector, regardless of size.
(3) Net sales are set forth in millions of pesos.


Plastic Containers

                  As of December 31, 2002, we had a 50.0% interest in Envases CMF S.A., a company engaged in the production of plastic containers, caps and crates. Envases CMF manufactures a variety of plastic containers for such industries as non-alcoholic beverages, edible oils, wine, cleaning products, chemicals, lubricants, and agricultural business. During 2002, new formats were developed for wine, soft drinks, mineral water and juice.

          In 2002, Envases CMF completed concentrating operations at a single plant, increasing the facility's size from 15 thousand to 23 thousand square meters. This reorganization was completed in July 2002 and improved Envases CMF's operating efficiency, and productivity. Profitability also improved as a consequence of a better sales mix.

          Envases CMF's general business strategy is to diversify its line of products, to maintain its position as a leading Chilean producer of PET bottles and preforms and to diversify its production capacity to include new plastic products for the packaging market. Envases CMF was certified under ISO 9001 in 2001.

          The following table sets forth the volumes sold by Envases CMF and the related net sales revenues for the periods indicated:

        YEAR (1):                 1998              1999              2000               2001              2002
-----------------------        ----------      ------------      ------------       ------------      ------------
Metric Tons (2)                    7,382             9,064             9,553             19,272            24,147
Net Sales (3)(4)                Ch$9,638         Ch$10,699         Ch$13,004          Ch$27,729         Ch$35,329
Net Profit                         Ch$58            Ch$501            Ch$625           Ch$1,893          Ch$2,550

________________
(1)  Each respective year ends December 31.
(2)  Metric tons include all plastic products sold in this sector, regardless of form.
(3)  Figures for years 1998 through 2000 only consider Crowpla Reicolite S.A.
     Figures for year 2001 include Crowpla plus Multipack for half of the year. Year 2002 considers operations for both companies during the whole period.
(4)  Net sales and net profit are set forth in millions of constant pesos.


          There are a variety of producers of PET bottles in Chile and one of them is owned by a beverage producer. As a manufacturer approved by The Coca-Cola company, Envases CMF supplies a significant percentage of bottles and preforms sold to the Coca-Cola system bottlers in Chile. Envases CMF's principal customers are the Coca-Cola bottlers, who in 2002, accounted for approximately 71% of net sales.

          During 2002, Envases CMF's sales measured in tons decreased compared with aggregated sales of Crowpla Reicolite S.A. and Multipack sales for 2001 (24,147 tons in 2002 vs. 25,389 tons in 2001). This decrease is due to the strategy followed for preform exports to Latin America, where the region's credit risk did not allow the company to maintain volumes reached in year 2001. The sales decline was compensated with the development of some formats like the 2.0 lts. and 5 lts. PET bottles for family wines, which were readily accepted by the country's main wineries and returnable formats for soft drinks due to the introduction in Chile of a 2.5lt wide-neck returnable bottle for Coca-Cola. Volume sales of returnable PET bottles grew by 17.7% over 2001. Sales of non-returnable bottles for the soft drink market decreased by 6.2%, while non-returnable preforms grew by 8.0%. The latter is explained by the fact that one of the main clients from the Coca-Cola system switched from buying bottles to preforms. PET bottles sales for the juice market decreased by 19.2%, while PET bottle sales for cooking oils decreased by 6.4%.

          During 2002, total sales in the plastic container business totaled Ch$35,329 million. Despite achieving lower sales in tons, we had better results due to a better sales mix, with higher-margin products, and due to higher operating efficiency resulting from concentrating all production in a single plant.

Customers

          In 2002, wine producers, beer producers, soft drink bottlers, liquor producers and packaged food producers comprised approximately 99% of industry demand for glass containers in Chile. We currently have leading positions within these customer groups and believe that our market position gives us the ability to take advantage of new opportunities and areas of growth in each customer segment.

          We sold our glass containers to more than 450 customers in 2002. Sales to our leading ten customers accounted for approximately 67% of our net sales in 2002. The three largest customers, Vina Concha y Toro, Vina San Pedro and Sociedad Anonima Vina Santa Rita S.A., accounted for approximately 36% of the our net sales of glass containers for 2002. Sales of wine bottles to Sociedad Anonima Vina Santa Rita S.A, an affiliate controlled by us, accounted for 8.9% of our net sales in 2002.

          Generally, we do not enter into long-term supply contracts with our main clients, but does enter into non-binding annual letters of understanding with certain key customers from time to time. These letters of understanding allow us to estimate demand, as well as to plan production accordingly. Individual orders are made on the basis of purchase orders and short-term contracts of less than one year.

          Any sustained interruption, curtailment of production, or use of alternative packaging products by any major customers could affect our sales levels and accordingly, could have a material adverse impact on our company.

ISO 9001:2000

          In order to strengthen the ongoing improvement process and to comply with higher demands of quality and customer service, in July 2002, we were certified under norm ISO 9001:2000 for "Design, production and commercialization of glass packaging and commercialization of special packaging". The reputed international institution Bureau Veritas Quality International (BVQI) conducted the audit for our Quality Management System. This certification is accredited by ANSI*RAB in the United States of America and by UKAS in the European Community.

Capital Expenditure Program

          Our capital expenditure program for the glass container business is designed to achieve greater cost efficiencies and preserve our leadership in the glass container market in Chile. For 2000, 2001 and 2002, we invested US$21.3 million, US$33 million and US$14.3 million respectively. We estimate that we will invest an additional US$25.8 million during 2003, since furnace B is to be rebuilt and a new production line for this furnace is to be added. Over the next five years, we expect to invest approximately US$5 million to US$7 million per year in the glass container business in general plant improvements.

          In 2002, we invested US$14.3 million in fixed assets in the glass container business. This figure included US$6.5 million associated with the partial refurbishing of furnace A and its packaging-forming machines, which now has an annual production capacity of 50,000 tons.

          In 2002, Sociedad Anonima Vina Santa Rita S.A invested US$5.7 million mainly in agricultural and oenologic areas. In the agricultural area, Sociedad Anonima Vina Santa Rita S.A maintained its fine varieties plantings and the development of an extensive technified irrigation system in its planted areas. Investments were made in civil works and winemaking equipment such as tanks, pumps, filters and cooling systems in the facilities located in Alto Jahuel, Palmilla and Vina Carmen S.A. These investments were aimed at increasing and renovating the fine winemaking facilities and increase fine wine storage capacity. In 2002, Sociedad Anonima Vina Santa Rita S.A began operating a new distribution center and a new productive and storage facility, both under long-term lease contracts. The distribution center is located in San Bernardo (Metropolitan Region) and has more than 800 square meters. The winemaking and storage facility is located in Quinta de Tilcoco, has a 4.8 million liter capacity and is destined for the production of premium wines.

         In 2002, Envases CMF invested approximately US$2.4 million in new injection-molding equipment and blow-up machinery.

SOFOFA Award 2002: Outstanding Industry

          In October 2002, we were granted the "2002 Outstanding Industry Award" by the Sociedad de Fomento Fabril (SOFOFA), a Chilean Chamber of Commerce, in recognition of our contribution to the country's industrial and export developments. Our significant investments in and our incorporation of state-of-the-art technology, innovative environmental solutions, compliance with most demanding quality standards, as well as our continued support of professional development and personnel welfare were highlighted.

Competition

          During each of the last five years, we have accounted for more than 80% of all glass containers produced in Chile, as measured by weight. Significant direct domestic competition in the glass container business is currently limited to a single Chilean manufacturer with an estimated total capacity of 50,000 to 60,000 metric tons per year. Other significant current competitors are Argentine glass container manufacturers, whose production has historically exceeded domestic demand. Accordingly, Argentine glass container manufacturers have from time to time sold certain excess production in Chile.

          Although there are currently no legal or regulatory barriers to entry into the Chilean market for glass containers, substantial investment is required to establish or acquire production and distribution facilities. Practical barriers, such as the development of client relationships and the need for economies of scale, may make the entry of additional direct domestic competitors more difficult. Nevertheless, there can be no assurance that new competition will not emerge.

          Our primary competition comes from manufacturers of non-glass containers or glass substitutes. These containers include plastics, aluminum cans, steel cans, and tetra-packs. An increase in use of these containers may cause a reduction in demand for our glass containers. Local production and imports of different types of containers into the Chilean market may be expected to continue to heighten competition in the container industry during 2003 and beyond. This could materially and adversely affect profit margins of our sales of glass containers in the Chilean market and, accordingly, could materially affect our operating results.

          The plastics industry is highly competitive. There is one competitor in the production of PET bottles for non-alcoholic beverages. This bottler uses in-house production facilities to satisfy its own needs and may at times, sell excess capacity to third parties. In addition, there is a variety of smaller privately-owned companies that manufacture PET containers. Our principal competitors in the production of plastic containers for detergents, lubricants, foods and other products are a variety of privately-owned companies, whose presence makes the market for plastic container products highly competitive.

New Products--Research and Development

          We seek to provide our customers with innovative product alternatives to meet their packaging needs. However, no single new product, refinement, or group of new products and refinements, has been introduced recently or is scheduled for introduction that would require significant or material investment in research and development. We do not anticipate significant investment in technological research and development in the near future. Rather, we intend to continue market research and to purchase established technologies in order to update and diversify our product line.

Raw Materials

          The primary raw materials used in manufacturing our glass containers are soda ash, silica, limestone and recycled glass. We obtain most of the silica sand we require from our own extraction facilities and processing plants located in the San Sebastian and El Turco districts in Cartagena, Chile. We obtain other raw materials from Chilean suppliers, with the exception of soda ash, which is obtained from foreign suppliers. The most significant materials in terms of cost are energy and soda ash. We maintain relations with a variety of suppliers of our other raw materials and obtain materials from each of them on the basis of current market conditions and advantages. All contracts or other agreements between third party suppliers of our principal raw materials and us contain customary commercial terms and conditions. We do not believe that we are dependent on any one supplier for a significant portion of any of our raw materials, with the exception of electrical power and natural gas, which are supplied by local utilities companies. During the preceding ten years, we have not experienced any significant difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices.

          The use of recycled glass in the manufacturing process offers environmental and cost advantages over the use of other raw materials. In 2002, approximately 35% of our requirements for raw materials were supplied by recycled glass. We promote a recycling campaign and have operated a processing plant for recycled glass since 1995.

          The main raw materials used in the manufacture of plastic containers are plastic resins (PET and HDPE) imported from a variety of suppliers who are selected on the basis of competitive terms.

          In the case of Sociedad Anonima Vina Santa Rita S.A, our investment strategy has included the acquisition and planting of additional vineyards to reduce the dependence on third parties for grapes and to improve the quality of wines. In 1988, less than 20% of the grapes used in the makeup of Sociedad Anonima Vina Santa Rita S.A's premium wines were grown in its own vineyards. The grapes we purchase from third parties are carefully controlled for quality, not only by shipment, but also by geographic source and growing technique. Sociedad Anonima Vina Santa Rita S.A's objective is to grow nearly 50% of the grape supply for its premium wines by year 2007. Currently, Sociedad Anonima Vina Santa Rita S.A enters into purchase contracts with local growers to ensure the company has sufficient amounts of fine quality grapes to be used in the Sociedad Anonima Vina Santa Rita S.A's wine production. In 2002, approximately 40% of Sociedad Anonima Vina Santa Rita S.A's grapes were obtained from these contracts, while another 40% were obtained from Sociedad Anonima Vina Santa Rita S.A's own vineyards and an additional 20% was purchased at market. These purchase contracts obligate Sociedad Anonima Vina Santa Rita S.A to purchase the grapes harvested only to the extent that meet specific quality standards.

          As of December 31, 2002, Sociedad Anonima Vina Santa Rita S.A owned 1,811 planted hectares, and leased an additional 326 planted hectares under long-term contracts -- totaling 2,137 planted hectares. Of this total, 1,906 hectares are located in Chile (1,001 hectares in the Maipo valley, 400 hectares in the Rapel valley, 193 hectares in the Curico valley and 312 hectares in the Casablanca valley) and 231 planted hectares are located in Argentina (176 hectares un Ugarteche and 55 hectares in Tupungato). In addition, Sociedad Anonima Vina Santa Rita S.A and its subsidiaries own 866 hectares of land, of which 376 hectares are located in Chile and 490 hectares are located in Argentina.

          Prices of raw materials such as grapes are volatile since they depend on climate conditions in Chile as well as supply and demand conditions. Prices of raw materials such as labeling and packaging are indexed to the exchange rate fluctuations.

Patents and Licenses

          We have a number of patents for a variety of products and are a licensee under several patents owned by Owens-Illinois Inc. While in the aggregate our patents are of material importance to our business, we do not consider any one patent, or group of patents, relating to a particular product, or process, to be of material importance to the business as a whole.

Technical Assistance Agreement

          Our technical advisor in the glass container business is Owens Illinois, a company incorporated under the laws of the State of Ohio, United States of America. Pursuant to a 1977 technical assistance agreement, Owens Illinois supplies manufacturing, engineering and other technical assistance, licensing of technology for the enhancement and modernization of the design and manufacturing of glass containers and related assistance in marketing, sales and administration. The agreement, which was renewed in 1994 for a period extending through September 2004, provides for the payment of quarterly royalties by us to Owens-Illinois Inc., and separate compensation for additional services received or equipment purchased from Owens-Illinois Inc. The agreement may be terminated by Owens Illinois if we default in our obligations or certain events occur constituting a change in control of our company. This advisory relationship is representative of our and the Elecmetal Group's philosophy of seeking long-term strategic relationships with leading global companies in relevant business segments. We consider our relationship with Owens-Illinois Inc. to be on good terms.

Seasonality

          Sales of wine, beer and non-alcoholic beverage containers are seasonal. In the case of wine, shipments are typically greater in the third quarter due to the proximity of Christmas and New Year's Eve. For beer and non-alcoholic beverages, shipments are typically greater in the fourth quarter of each year, due to an increase in expected demand during the warm summer months in the southern hemisphere. Our other products are subject to less seasonality.

Government Regulation

          We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile including, without limitation, labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and antitrust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

          Pursuant to Law No. 19,705 enacted in December 2000, the controlling shareholders of a publicly traded corporation can sell their controlling shares only via a tender offer issued to all shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by said law, when the price to be paid is substantially higher than the market price. The price to be paid is considered substantially higher than market price when the price paid is higher than the average market price for a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10% to 15% as annually determined by the Superintendencia de Valores y Seguros. Transitory Article 10 of Law No. 19,705 established a term of three years during which the controlling shareholders of publicly traded corporations would be authorized to directly sell their controlling shares to a third party without requiring the buyer to issue a tender offer to all shareholders, if the authorization to sell was granted by a General Shareholders Meeting held within a six-month period after the enactment of the said Law. We did not address Transitory Article 10 of Law No. 19,705 within the prescribed six-month period, and thus, the three-year transition period under Transitory Article 10 does not apply to our shareholders.

          There are currently no material legal or administrative proceedings pending against our company with respect to any regulatory matter and we believe, to the best of our knowledge, that it is in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business. We cannot guarantee, however, that present regulations will not be modified or that new regulations will not be enacted in the future which could materially affect the company. We also cannot give assurances that the government will not institute proceedings against our company based on existing regulations.

Environmental Matters

          Our operations are subject to both national and local regulations for the protection of the environment. The Chilean Health Code establishes minimum health standards and provides for regulation of air and water quality and sanitary landfills. The Ministry of Health has issued various regulations to control atmospheric pollution in the Santiago Metropolitan Region, which allow that in cases of emergency due to high levels of air pollution, the Santiago Metropolitan Regional section of the Servicio de Salud del Ambiente, a division of the Ministry of Health, has the authority to order the temporary reduction or cessation of the activities of companies in the Region that produce emissions.

          After a thorough review, we installed an electrostatic precipitator (scrubber) at our Padre Hurtado plant with sufficient capacity to reduce the cumulative emissions of all four furnaces to levels below the highest particulate emissions permissible, according to the Ministry of Health regulations to control atmospheric pollution in the Santiago Metropolitan Region as implemented in 1997. In 2000 we also purchased a second electrostatic precipitator for US$2.0 million, which enables our company to comply with current standards for particulate material. Operation of this precipitator began during the second quarter of 2000.

          There are no material legal or administrative proceedings pending against our company with respect to any environmental matters and we believe, to the best of our knowledge, that we are in compliance in all material respects with all applicable environmental regulations. The regulation of matters relating to environmental protection is not as well developed in Chile as it is in the United States and other countries. Our operations are now subject to Ley 19.300, Sobre Bases Generales del Medio Ambiente, or Law No. 19,300, Environmental Framework Law, which was enacted in 1994. This Chilean environmental legislation requires us to hire independent experts to conduct environmental impact assessments of any future projects, modifications to the existing facilities or activities that are likely to have a significant detrimental impact on the environment. The regulation also creates a National Environmental Commission, as well as regional commissions, to supervise any required environmental impact assessments for all new projects, including those of our company. While we believe, to the best of our knowledge, that we will continue to be in compliance with all applicable and environmental regulations, there can be no assurances that future legislative or regulatory developments will not impose restrictions on our company that would have a material effect on our operating results. Likewise, we also cannot give assurances that any governmental agency or third party will not institute proceedings against our company based on existing regulations.

II.  Sociedad Anonima Vina Santa Rita S.A Winery

General

          In 2002, Sociedad Anonima Vina Santa Rita S.A was the leader in the domestic market and was the third largest exporter of wine in Chile, as measured in net sales. Production, sales and marketing efforts are aimed principally at fine wines (mainly for the export market), and at wines for mass consumption (exclusively for the domestic market). We have a 54.1% interest in Sociedad Anonima Vina Santa Rita S.A as of December 31, 2002.

          From 1992 to 1996, Sociedad Anonima Vina Santa Rita S.A's sales increased marginally, largely as a result of increasing sales to the export markets. From 1998 to 2002, Sociedad Anonima Vina Santa Rita S.A's total net sales have increased at an average annual rate of approximately 7.4%, largely as a result of the significant growth in exports of bottled wines.

          The following table sets forth certain financial information regarding Sociedad Anonima Vina Santa Rita S.A for the periods indicated:

        YEAR (1):                 1998              1999              2000               2001              2002
----------------------------   ----------        -----------       -----------       -----------       ------------
Net Sales (2)                     53,841            56,436            63,844             67,028            71,721
Cost of Sales                    (35,492)          (37,457)          (40,720)           (41,383)          (44,557)
Gross Margin                      18,349            18,979            23,124             25,645            27,165
SG&A Expenses                    (10,146)          (10,929)          (13,323)           (14,129)          (15,535)
Operating Income                   8,204             8,049             9,800             11,516            11,630
Non-operating Income (loss)       (1,657)           (2,550)           (2,263)            (2,345)               25
Net Income                         5,715             5,130             6,388              7,437             9,263
Total Assets                      80,432            93,250            97,013            118,008           122,079
____________________
(1) Each respective year ends December 31.
(2) Figures are set forth in of constant pesos.


History

          In 1980, the Claro Group and Owens-Illinois Inc., the world's leading glass bottle producer, acquired the Sociedad Anonima Vina Santa Rita S.A property, including its brands, the Alto Jahuel plant and 50 hectares of vineyard adjacent to the plant.

          The Claro Group invested heavily in Sociedad Anonima Vina Santa Rita S.A in a number of areas. In production, significant investments were made in technology, and pioneering winemaking techniques were introduced. In 1985-1986, Sociedad Anonima Vina Santa Rita S.A wines began making significant inroads into worldwide markets. In 1987, Sociedad Anonima Vina Santa Rita S.A acquired Vina Carmen S.A., a winery with a good reputation in the domestic market. In 1988, the Claro Group purchased Owens Illinois' share of Vina Sociedad Anonima Vina Santa Rita S.A and took over full control of Sociedad Anonima Vina Santa Rita S.A. Subsequently, in 1991, Sociedad Anonima Vina Santa Rita S.A was transformed administratively from a limited partnership into a listed stock corporation, and trading of its common stock commenced on key Chilean exchanges.

          In the late 1980s and early 1990s, Sociedad Anonima Vina Santa Rita S.A experienced significant expansion due to growth in its exports and the excellent reputation that its products developed.

          In July 1996, Sociedad Anonima Vina Santa Rita S.A purchased a 39.35% interest in Vina Los Vascos S.A. for approximately US$5.8 million. Vina Los Vascos S.A. was a leader in the Chilean wine exports market, due to the quality of its wines and the expertise of its principal shareholder, Les Domaines Barons de Rothschild (Lafite).

          To finance this acquisition and to expand Sociedad Anonima Vina Santa Rita S.A's wine and grape production capacity, during July and August of 1996 it issued 165 million additional shares of its common stock at a price of Ch$50 per share, increasing equity by approximately US$20 million. In this offering, we purchased 95,200,000 shares of Sociedad Anonima Vina Santa Rita S.A's common stock for Ch$4,793 million.

          In September 1997, Sociedad Anonima Vina Santa Rita S.A expanded beyond Chilean borders, forming the company Vina Dona Paula S.A. in the Republic of Argentina. This expansion included the acquisition of two properties, one in Ugarteche, in the region of Lujan de Cuyo and another in Cordon de Plata, in the region of Tupungato, both in the province of Mendoza. Dona Paula now has approximately 231 hectares of plantations, of which 80 hectares are being developed and planted and more than 90 hectares have produced their first harvest.

          In September 1999, Sociedad Anonima Vina Santa Rita S.A increased its ownership interest in Vina Los Vascos S.A. by 3.65% to 43%, paying a total of Ch$392 million (US$700,000). In addition, Vina Los Vascos S.A. received a capital investment in 1999, from by its partners (of Ch$479 million or US$900,000).

          In 2000, Sociedad Anonima Vina Santa Rita S.A increased its market capitalization by Ch$5,810 million by issuing 83 million shares of stock. In the first phase, 70% was subscribed and paid for accordingly. The remainder is due within 3 years of April 12, 2000.

          In 2001 the board of directors of Sociedad Anonima Vina Santa Rita S.A decided to transfer the commercial administration and its 99.9995% ownership stake in Vina Dona Paula S.A. to Vina Carmen S.A. That same year, Sociedad Anonima Vina Santa Rita S.A acquired the Terra Andina brand, which has been administered through Sur Andino S.A., a subsidiary of Vina Carmen S.A.

          Sociedad Anonima Vina Santa Rita S.A has six production facilities. The primary cellar is located in Alto Jahuel, in the town of Buin, where fine wine is made, aged and bottled. The facility can store 17.1 million liters and includes sophisticated vinification machinery and modern bottling lines. In Los Lirios, Rancagua, the winery owns a family-style winemaking facility with a capacity of 25.5 million liters and a plant for vinification and bottling of family wines. In Pirhuin, in the locality of Lontue, the winery owns a vinification plant dedicated exclusively to the production of fine wines, with a capacity of 8.6 million liters. In Palmilla, in the province of Colchagua, Sociedad Anonima Vina Santa Rita S.A owns a modern cellar with vinification and aging facilities for 9.9 million liters of fine red wines exclusively. Finally, in Ugarteche, Republic of Argentina, Vina Dona Paula S.A. has a plant with machinery and vinification systems with a capacity of 760,000 liters. Complementarily, Sociedad Anonima Vina Santa Rita S.A has 3 winemaking and storage plants leased with a total capacity of 18.8 million liters located at Isla de Maipo, Quinta de Tilcoco and Cumpeo.

          As of December 31, 2002, we held a 54.1% interest in Sociedad Anonima Vina Santa Rita S.A and the Elecmetal Group, as a whole, held a 77.6% interest in the winery.

Business Strategy

          Sociedad Anonima Vina Santa Rita S.A's overall strategy is to continue to differentiate its products from those of its competitors. Sociedad Anonima Vina Santa Rita S.A distinguishes itself by producing and selling wine of the highest quality in each market segment. Each element of Sociedad Anonima Vina Santa Rita S.A's business strategy is designed to enhance its ability to produce high quality wines of exceptional value. To implement this strategy, Sociedad Anonima Vina Santa Rita S.A plans to do the following:

     * maintain its emphasis on the production of "premium" wine through continued investments in improved equipment and technology and through the engagement of expert winemakers;

     *    control grape supply for the development of its fine wines;

     * promote sales of Chilean wines in the international market through efforts coordinated with other leading exporters of Chilean wine; and

     * maintain its dominant domestic market position of its "120" brand and increase overall market share through market segmentation with the introduction of new brands and products.

Chilean Wine Industry

          Chile's wine production fluctuated considerably in the 1960s and 1970s, due to changing economic and regulatory policies. Wine production peaked in 1986, at 460 million liters, leading to excess supply and low prices. At the same time, favorable conditions in the Chilean fruit market led to the elimination of vineyards in a move from planting grapes (or wines) to planting other fruits. Also, a significant number of landholding families sold their vineyards to larger wineries, many of which implemented modernization programs to produce premium wines. The success enjoyed by premium Chilean wines in the international markets offered a growth opportunity for many Chilean wineries, resulting in a significant dedication of Chilean production facilities to production of finer quality wines for export. In 2002, net sales of wine exports by Chilean winemakers grew 2.4% over 2001, generating export revenues of US$602 million.

          The following table sets forth the volume of Chilean wine exports and related net sales revenues for the periods indicated:

        YEAR (1):                 1998              1999              2000               2001              2002
------------------------       ----------        ----------        ----------         ----------        -----------
Liters exported (2)              230,953           234,156           264,750            308,941           348,590
Net Sales (3)                     US$503            US$526            US$573             US$588            US$602
_________________
(1) Each respective year ends December 31.
(2) Set forth in thousands.
(3) Set in millions of nominal U.S. dollars.
    Source:  Chilean Exports Association.

          According to the Organizacion Internacional del Vino ("International Wine Organization"), the Chilean wine export market has been experiencing a boom for several years and our management believes that Sociedad Anonima Vina Santa Rita S.A has been a key participant in that growth. In 2002, net sales of wine increased because of a rededication in production toward the more profitable export market. This rededication included increases in advertising and promotional expenditures abroad. Chilean wines are experiencing increasing competition in the international markets, from certain low cost producers, including winemakers in New Zealand, Australia, Argentina, South Africa and other countries. In this competitive scenario, high-quality products at affordable prices are essential for continued growth in international markets.

Business

          Since 1988, Sociedad Anonima Vina Santa Rita S.A has pursued a strategy of investing in its grape production and winemaking facilities to improve the quality of its wines and, at the same time, increase exports. Consequently, in 1992, Sociedad Anonima Vina Santa Rita S.A initiated a capital expansion and improvement program aimed at increasing both the quality and quantity of its wines. Sociedad Anonima Vina Santa Rita S.A has invested approximately Ch$55,501 million (US$77.2 million) in real terms since 1993, primarily in the acquisition of new land, winemaking machinery, winery operations and investments in Argentina. In 2002, US$5.7 million were invested to increase Sociedad Anonima Vina Santa Rita S.A<180>s vinification capacity (through the acquisition of sophisticated equipment) to increase the capacity of fine wine cellars, to increase the planted lands owned by our company, and to modernize production processes. This was accomplished by installing new stainless steel tanks and by acquiring high-tech equipment. These investments represent a key facet of Vina Sociedad Anonima Vina Santa Rita S.A's strategic plan and have led to significant increases in productivity.

          In the last five years, Sociedad Anonima Vina Santa Rita S.A's physical sales in liters in the domestic market have increased at an average annual rate of 10.5%. The increased volume has been offset by lower prices in line with the decreasing cost of raw materials. As a result, real prices have fallen by 28.4% in the last 5 years. There has also been a strong marketing strategy and the launching of new products. In 2002, case sales in the domestic market rose by 12.8% from 2001, compared with an 11.2% increase in sales of the market overall. Increases in case sales were achieved through the success of the introduction of new products, such as:

               o    new varieties of the "Floresta" brand of fine wines;

               o    the "120" family brand in its new 2 liter plastic format;

               o the "Late Harvest" of the "Sociedad Anonima Vina Santa Rita S.A" brand;

               o the "Bodega Uno" brand of family wines in its 2 liter plastic format;

               o    the "Carmen Reserva Cabernet Sauvignon";

               o the "Carmen Insigne Carmenere" brands for fine wines sold in restaurants and specialized stores; and

               o the imported "Dona Paula" in its Malbec and Chardonnay varieties for the same destination in the category of premium wines.

          The "120" brand was complemented with its Cabernet Sauvignon Blanc variety, and the "Triple C" brand was launched for mixed high-quality varieties. It is noteworthy that 52% of Sociedad Anonima Vina Santa Rita S.A's total revenues for year 2002 came from wines introduced during the last five years. These efforts have been complemented by aggressive marketing campaigns, in addition to the winery's recently launched web site.

          In the export market, Sociedad Anonima Vina Santa Rita S.A's results were favorable despite the recessions in the world's leading economies. Sales measured in cases increased an average of 6.6% per year in the last five years, while net export sales have grown 12.9% in real terms during that period. This has been achieved by exports to more than 60 countries and higher price levels. Export volumes for 2002 rose by 6.8% over 2001, compared with a 5.6% average increase for bottled wine exports from Chile as a whole. Our increased sales are primarily due to a 7.3% increase in exports during 2002 to Europe.

          The following table sets forth Sociedad Anonima Vina Santa Rita S.A's sales volume, both overall and in the domestic and export sales individually for the periods indicated:

       YEAR (1):                1998              1999               2000               2001               2002
-----------------------      -----------       -----------        -----------        -----------        -----------
Domestic market
  Cases (2)                       4,662             4,822              5,531              6,154              6,942
  Net Sales (3)               Ch$30,296         Ch$31,414          Ch$33,843          Ch$32,837          Ch$32,309
Export market:
  Cases (2)                       1,345             1,397              1,593              1,626              1,738
  Net Sales                   Ch$21,425         Ch$24,028          Ch$28,719          Ch$32,777          Ch$37,593
Total
  Cases                           6,007             6,219              7,124              7,780              8,680
  Net Sales (4)               Ch$51,721         Ch$55,442          Ch$62,562          Ch$65,614          Ch$69,902
__________________
(1) Each respective year ends December 31.
(2) In thousands of cases, each of which contains twelve 750 cc. bottles
    (9 liters).
(3) In millions of constant pesos. Bulk sales are not included.
(4) In millions of constant pesos. Figures do not include Other sales.


          Sociedad Anonima Vina Santa Rita S.A offers a broad selection of wines in the premium and popular wine segments of the table wine market. For the export market, Sociedad Anonima Vina Santa Rita S.A produces and markets wines under the following brand names: Casa Real, Medalla Real, Reserva, "120" (used for premium and popular wines), Floresta (ultra premium wines), Carmen and Terra Andina. In the domestic market, the following brands are produced and marketed: Casa Real, Medalla Real, Cepas Finas, 120, Bodega Uno, Frizz, Hermanos Carrera, Tolten, Floresta and the Carmen product line.

          Each of these brands is factored into Sociedad Anonima Vina Santa Rita S.A's overall domestic and international marketing strategy. In the domestic market, Sociedad Anonima Vina Santa Rita S.A's efforts focus on establishing an image of quality and good value, given the shift toward the consumption of finer quality wines in Chile. In the international market, Sociedad Anonima Vina Santa

Rita S.A has joined other Chilean producers in an advertising effort to promote the price-quality value of Chilean wines. In addition, Sociedad Anonima Vina Santa Rita S.A has concentrated its efforts on affluent countries that recognize and value quality wines, including the United States, Great Britain, Canada, Denmark and Germany, among others. This strategy has enabled Sociedad Anonima Vina Santa Rita S.A to raise prices higher than the rest of the industry, with prices of US$30.6 per case, 32% higher than the Chilean industry average of US$23.1 per case during 2002.

          The export market includes exports of Sociedad Anonima Vina Santa Rita S.A, Vina Carmen S.A. and Sur Andino. The Carmen brand was purchased in 1987 and has been a 99.9% subsidiary of Sociedad Anonima Vina Santa Rita S.A since 1992. Vina Carmen S.A.'s production is almost exclusively targeted to the export market. Vina Carmen S.A. has its own winery, which was built in the first half of 1993 and has sufficient capacity to support the growth it has projected for the next few years. Cases exported by Vina Carmen S.A. increased an approximate 5.2% in 2002.

          The marketing of Sociedad Anonima Vina Santa Rita S.A wines varies according to the market segments. In the domestic market, all marketing is coordinated with its own sales force of more than 72 salespeople, working in the main office in Santiago and in eight locations throughout Chile. In the international market, a network of exclusive distributors located in each of the markets where the wine is exported coordinate all international sales.

          During 2002, Sociedad Anonima Vina Santa Rita S.A employed 1,292 people.

Vineyards and Winemaking

          Sociedad Anonima Vina Santa Rita S.A's emphasis on quality begins in the vineyards and focuses on growing premium and ultra premium varietal grapes, including Cabernet Sauvignon, Carmenere, Petit Syrah, Chardonnay, Merlot and Sauvignon Blanc. Wine production is subject to certain risks, including, but not limited to, changes in weather and invasive pests, such as phylloxera (a pest that feeds on susceptible grape rootstock that has infected French and Californian vineyards). In 2002, there were no cases of phylloxera in Chilean vineyards.

          An essential component in the quality of the wine is strict supervision of the grapes and vineyards. Sociedad Anonima Vina Santa Rita S.A's investment strategy has included the acquisition and planting of additional vineyards. In 1988, less than 20% of the grapes used in the elaboration of Sociedad Anonima Vina Santa Rita S.A's premium wines were grown in its own vineyards. Grapes purchased from third parties are carefully controlled for quality, not only by shipment, but also by geographic source and growing technique. Sociedad Anonima Vina Santa Rita S.A's objective is to grow nearly 50% of the grape supply for its premium wines by 2007. As of December 31, 2002, nearly 38% of the grape supply for Sociedad Anonima Vina Santa Rita S.A's premium wines came from its own vineyards.

          As of December 31, 2002, Sociedad Anonima Vina Santa Rita S.A and its subsidiaries owned 1,811 hectares, and in addition it has 326 hectares under long-term contracts, totaling 2,137 planted hectares. Out of this total, 906 hectares are located in Chile (1,001 hectares in the Maipo valley, 400 hectares in the Rapel valley, 193 hectares in the Curico valley and 321 hectares in the Casablanca valley); and 231 in Argentina (176 hectares in Ugarteche and 55 hectares in Tupungato). In addition, Sociedad Anonima Vina Santa Rita S.A owns 866 hectares of land, of which 376 are located in Chile and 490 in the province of Mendoza, Republic of Argentina. Sociedad Anonima Vina Santa Rita S.A believes that diminished dependence on grapes purchased from third parties will significantly reduce its costs and enhance the profitability of operations.

          The following table sets forth the planted vineyards owned by Sociedad Anonima Vina Santa Rita S.A and subsidiaries for the periods indicated:

                                            2001(2)                               2002(2)
                                  ------------------------------      -------------------------------
           Location (1)              Acres           Hectares             Acres            Hectares
-------------------------------   -----------     --------------      -------------     -------------
Maipo Valley                         2,439                987              2,472              1,001
Rapel Valley                           909                368                988                400
Casablanca Valley                      771                312                771                312
Curico Valley                          393                159                477                193
Ugarteche (Argentina)                  435                176                435                176
Tupungato (Argentina)                  136                 55                136                 55
                                    ------             ------             ------             ------
TOTAL                                5,083              2,057              5,279              2,137
_________________
(1)  Sociedad Anonima Vina Santa Rita S.A has a long-term rental contract for
     326 hectares.
(2)  Figures only include land that has been planted. Land occupied by roads, buildings and other such facilities is excluded.


III.     Media and Communications

General

          In accordance with the our general strategy to invest in potential growth sectors of the Chilean market, we have pursued opportunities in the Chilean media and communications sectors since 1989. Through our 98.2% interest in Comunicacion, Informacion, Entretencion y Cultura S.A., we have interest in a variety of media companies, including: (i) a 50% interest in Ediciones Chiloe S.A., which in turn holds a 74.8% interest in Ediciones Financieras S.A., which publishes El Diario Financiero, a Chilean financial newspaper; (ii) a 49.9% interest in Zig-Zag S.A., which is a publishing company; and most significantly, (iii) a 99.99% interest in Red Televisiva Megavision S.A., which is one of Chile's three largest broadcast television networks. In addition, through Cristalchile Comunicaciones S.A., the company has a 50.0% interest in Cordillera Comunicaciones Ltda., which owns a 99.99% interest in Metropolis-Intercom S.A., one of the two Chilean cable television companies, which has approximately 30.4% market share as measured by number of subscribers.

          The following chart illustrates our interests in the Chilean communications and media sectors on December 31, 2002:

                                 -------------
                                 | ELECMETAL  |
                                 -------------
                                      |
                                      | 52.1%
                                      |
                         -----------------------------
      -------------------| Crisaleris de Chile S.A.  |----
      |                  -----------------------------   |
      | 99.9%                                            | 98.3%
      |                                                  |
------------------------                       ----------------
|   Cristalchile       |                       |  CIECSA S.A. |
| Communicationes S.A. |---                    ----------------
------------------------  |                             |
      |                   |                             |
      | 50.0%             |                             |
      |                   | 0.25%                       |
-----------------------   |    ------------------------------------------
| Cordillera Holding   |  |    |              |            |            |
| Communicaciones Ltda |  |    | 99.9%        | 49.9%      | 81.5%      | 50.0%
------------------------  |    |              |            |            |
      |                   | -------------- ----------- ---------- --------------
      | 99.5%             | | Megavision | | Zig-Zag | |Simetral| | Ediciones  |
      |                   | |            | |  S.A.   | |   S.A. | | Chiloe S.A.|
------------------------  | -------------- ----------- ---------- --------------
| Cordillera           |---                                             |
| Communicaciones Ltda |                                                | 74.8%
------------------------                                                |
       |                                                     -------------------
       | 99.99%                                              |    Ediciones    |
       |                                                     | Financieras S.A.|
----------------------------                                 -------------------
| Metropolis-Intercom S.A. |
----------------------------

Television Broadcasting and Other Media

          In November 1989, we acquired a perpetual concession to operate 21 stations of nationwide television frequency ("Channel 9" in Santiago) via public auction, under the name "Red Televisiva Megavision S.A." Since the liberalization of the Chilean communications sector, this was the first concession granted that allowed direct competition with the state-owned Television Nacional de Chile ("Channel 7") and Corporacion de Television Universidad Catolica de Chile ("Channel 13") operated by the Catholic University.

          Beginning in January 1990, Red Televisiva Megavision S.A.'s management designed a broadcast system, constructed studios, purchased and installed network equipment and assembled a team of network technicians and professionals. Only ten months after its incorporation, Red Televisiva Megavision S.A. began broadcasting in Santiago, Valparaiso and Vina del Mar. Since that time, Red Televisiva Megavision S.A. has continued to pursue an aggressive program of network expansion and development and currently owns and operates modern, technologically advanced broadcast equipment and facilities. Currently, the network links 67 transmitters and relay stations and covers over 98% of Chilean territory.

          Consistent with the our strategy of establishing strategic alliances with leading international corporations, in December 1991, we entered into a joint venture with Grupo Televisa, S.A. de C.V. of Mexico , the world's largest Spanish-speaking television network. Pursuant to the terms of the joint venture, our company and other members of the Elecmetal Group sold a 49% interest in Red Televisiva Megavision S.A. to Grupo Televisa, S.A. de C.V. of Mexico.

          In January 1992, our company and the other members of the Elecmetal Group transferred their interests in Red Televisiva Megavision S.A. to Comunicacion, Informacion, Entretencion Y Cultura S.A., a company formed to manage the our investments in the communications area. In 1991, Comunicacion, Informacion, Entretencion y Cultura S.A. diversified its media holdings through the acquisition of a 50% interest in Multimedia S.A., a Chilean publishing company and a 40% interest in a radiobroadcasting network owned by Radiodifusion y Sonido S.A, which was sold in March 1995.

          In April and November 1994, Comunicacion, Informacion, Entretencion y Cultura S.A. acquired 34.15% of the capital stock of Ediciones Financieras S.A., a Chilean company engaged in the publication of a financial newspaper. Subsequently, during the fourth quarter of 1995, Comunicacion, Informacion, Entretencion y Cultura S.A. increased its interest in Ediciones Financieras S.A. to 59.65%.

          In April 1995, we acquired 30.4% of the capital stock of Comunicacion, Informacion, Entretencion y Cultura S.A. from Navarino S.A., another member of the Elecmetal Group, increasing our total interest in Comunicacion, Informacion, Entretencion y Cultura S.A. to approximately 80.4%. In March 1996, we formed Ediciones Chiloe S.A. in partnership with the Pearson Group (owners of the Financial Times, among other important financial publications), through our subsidiary Recoletos (Chile) Ltda. Upon the formation of Ediciones Chiloe S.A., Comunicacion, Informacion, Entretencion y Cultura S.A. contributed its 59.65% interest in Ediciones Financieras S.A. to Ediciones Chiloe S.A., acquiring a 75% interest in Ediciones Chiloe S.A., leaving Recoletos (Chile) Ltda. with a 25% interest in Ediciones Chiloe S.A.

          During April 1997, Red Televisiva Megavision S.A. received an equity investment of US$6 million, of which 51% was provided by Comunicacion, Informacion, Entretencion y Cultura S.A. and the remaining 49% by Televisa. Red Televisiva Megavision S.A.'s ownership structure remained unchanged. At the same time, we increased our ownership interest in Comunicacion, Informacion, Entretencion y Cultura S.A. from 80.39% to 88.84%.

          In December 1997, Multimedia S.A. was dissolved, distributing the shares that it owned in Zig-Zag S.A. to its shareholders. Zig-Zag S.A. received a capital infusion of Ch$526 million, 33% of which was subscribed by Comunicacion, Informacion, Entretencion y Cultura S.A., increasing Comunicacion, Informacion, Entretencion y Cultura S.A.'s interest in Zig-Zag S.A. to 39.9%.

          In January 1998, Comunicacion, Informacion, Entretencion y Cultura S.A. received a capital infusion of US$2.7 million. This capital investment was provided and paid for by our company, raising our ownership in Comunicacion, Informacion, Entretencion y Cultura S.A. from 84.84% to 91.6%. In addition, during February 1998, the shareholders of Red Televisiva Megavision S.A. approved a capital investment of US$4.8 million, 51% of which was subscribed and paid for by Comunicacion, Informacion, Entretencion y Cultura S.A.

          In November 1998, Comunicacion, Informacion, Entretencion y Cultura S.A. received a capital investment of US$4 million, which was provided and paid for by our company, resulting in an increase in ownership interest to 94.48%. Comunicacion, Informacion, Entretencion y Cultura S.A. and Grupo Televisa, S.A. de C.V. of Mexico agreed to invest US$8 million in Red Televisiva Megavision S.A. Of the total, 51% was provided and paid for by Comunicacion, Informacion, Entretencion y Cultura S.A. in December 1998. Grupo Televisa, S.A. de C.V. of Mexico did not exercise its right to subscribe and pay for shares, which expired on June 30, 1999 and Comunicacion, Informacion, Entretencion y Cultura S.A.'s interest in Red Televisiva Megavision S.A. was, thereby, increased from 51% to 62.64%.

          In July 1999, Comunicacion, Informacion, Entretencion y Cultura S.A. received a capital investment of US$5.7 million, which was provided and paid for by our company, resulting in a 96.6% ownership interest. On the same date, Red Televisiva Megavision S.A. received a capital investment of US$3.8 million, which was provided and paid for by Comunicacion, Informacion, Entretencion y Cultura S.A., increasing its interest in that company to approximately 69.6%.

          In April 2000, the extraordinary meeting of shareholders agreed to invest US$ 4.6 million in Red Televisiva Megavision S.A. As a result, Comunicacion, Informacion, Entretencion y Cultura S.A. S.A.'s stake in this company rose from 69.6% to 78.01%.

          On September 27, 2001, Comunicacion, Informacion, Entretencion y Cultura S.A. sold shares in Ediciones Chiloe S.A. and Ediciones Financieras S.A. to Recoletos Chile Ltda., leaving Comunicacion, Informacion, Entretencion y Cultura S.A. and Recoletos (Chile) Ltda. with a 50% ownership interest in Ediciones Chiloe S.A. Comunicacion, Informacion, Entretencion y Cultura S.A. does not maintain a direct stake in Ediciones Financieras S.A. However, Ediciones Chiloe S.A. has a 74.8% stake in Ediciones Financieras S.A.

          On August 27, 2002, Comunicacion, Informacion, Entretencion y Cultura S.A. purchased shares of Red Televisiva Megavision S.A. from Grupo Televisa, S.A. de C.V. of Mexico, increasing its participation in Red Televisiva Megavision S.A. to 99.99%, for a total of US$4.2 million.

Cable Business

          Since April 1994, we have participated in the Chilean cable television business through a joint venture with TCI-Bresnan (which subsequently changed its name to Liberty Media Corporation). We entered the cable television business by acquiring several cable companies in Santiago and Vina del Mar.

          In keeping with an agreement reached between our company and TCI-Bresnan in June 1994, both parties acquired four additional cable television companies with operations in the southern region of Chile. In December 1994, our company and TCI-Bresnan created Cordillera Holdings Comunicaciones Ltda. Our company and TCI-Bresnan each contributed to Cordillera Comunicaciones Ltda. their respective interests in the cable television companies mentioned above, concentrating all cable television operations in Cordillera Comunicaciones Ltda., known commercially as Metropolis.

          In October 1995, we announced an agreement between Cordillera Comunicaciones Ltda. and Intercom, a corporation 80%-owned by Compania de Telecomunicaciones de Chile S.A. and 20%-owned by El Mercurio. This agreement sought to integrate the Metropolis and Intercom cable systems into a new company named Metropolis-Intercom S.A. Under the agreement, Cordillera Comunicaciones Ltda. sold its cable television network to Compania de Telecomunicaciones de Chile S.A. for approximately US$100 million and granted to Compania de Telecomunicaciones de Chile S.A. the right to operate the Metropolis-Intercom S.A. cable systems and provide information transmission services, in accordance with a thirty-year renewable contract to supply service.

          In January 1996, both systems commenced operations under the name of Metropolis-Intercom S.A., which was 60% owned by Cordillera Comunicaciones Ltda. and 40% owned by Intercom.

          Along with its expansion, the cable industry has experienced significant changes in its structure. Originally, cable television services were provided by smaller companies, which built systems without significant investments. In 1994, larger corporations began acquiring and consolidating existing cable TV companies, thus leaving the Chilean cable television market with six main participants at the end of 1994:

          (i) Cordillera Comunicaciones Ltda.;

          (ii) Intercom (Compania de Telecomunicaciones de Chile S.A. and El Mercurio);

          (iii) TV Max (VTR);

          (iv) CableVision (United International Holdings);

          (v) Cable Express (Sonda and IM Trust); and

          (vi) Multivision (United International Holdings).

          By the end of 1996, the Chilean cable TV market consolidated leaving two major participants: Metropolis-Intercom S.A. and VTR Cable Express (formed as a result of the merger of TV Max, CableVision, Cable Express and Multivision). In 1996, Metropolis-Intercom S.A. focused on integrating accounting, programming and customer service systems of the merged companies.

          In June 1996, the cable television subscription fee in Chile became subject to the 18% value-added tax. In 1998, Metropolis-Intercom S.A. launched its "Premium" service in the Metropolitan and Fifth Regions of Chile. Premium customers pay an additional fee for access to additional "Premium" movie and entertainment channels.

          During 1999, a web site was developed to improve communication with customers, and Metropolis-Intercom S.A. began to charge customers for the monthly programming magazine. The "Pay Per View" system was also established, which allows customers to watch movies at peak times.

          In April 2000 Metropolis was the first company in South America to launch digital service, which includes: NVOD (Near Video on Demand), IPG (Interactive Programming Guide), Digital Quality and Digital Music.

          In May 2000, Cristalchile announced it had settled an arbitration proceeding with Compania de Telecomunicaciones de Chile S.A., initiated in May 1998 to resolve the dispute between the parties over the development of Internet services through Metropolis-Intercom S.A. Under the terms of the agreement, our unconsolidated subsidiary, Cordillera Comunicaciones Ltda., acquired the remaining 40% of Metropolis-Intercom S.A. and the latter acquired 100% of the HFC network it used from Compania de Telecomunicaciones de Chile S.A., both transactions for a total amount of US$ 270 million. As of December 31, 2000, Cristalchile and Liberty Media Corporation each owned 50% of Cordillera Comunicaciones Ltda. This agreement allowed Metropolis-Intercom S.A. to offer advanced video, both analog and digital, Internet and data transmission services, among others, to the residential and corporate markets.

          Metropolis-Intercom S.A. provides cable television services in the Metropolitan Region of Santiago and in the Fifth Region, and in the cities of Iquique, Rancagua, Los Angeles, Temuco, Valdivia and Puerto Montt; as well as high-speed internet services in Santiago. Its market share in the cable TV business is around 35% at the national level, while in the city of Santiago it reaches approximately 52%. In the broadband internet business despite having only 2 years of operations, its market share reaches approximately 15%.

          Cable television is a relatively new business in Chile. The Chilean cable television industry started in 1992 with approximately 20,000 subscribers and one cable television provider. Since then, the industry has grown substantially to approximately to 786,000 subscribers at the end of 2002 (including satellite television). Despite this growth, the market is far from saturated. In Chile, approximately 23% of all homes and 21% of homes passed are connected to cable television, compared to 67.4% and 70.0% respectively in the United States. In Argentina 50% of homes passed are connected to cable television.

          During 2002, Metropolis-Intercom increased high-speed internet services customers by 86%, ending the period with 23,500 clients. In the cable TV business we were affected by a high rate of unemployment, by strong competition and by weakening of the Chilean peso. In year 2002 Metropolis registered a net customer loss which originated mainly during the first half of the year. The weakening of the Chilean peso resulted in programming cost increases, which was partially transferred to prices. Therefore, average fees raised compared with 2001. The period ended with 239,000 subscribers in the basic service. However, in spite of the ceasing of operations of the PSN premium sports channel, Metropolis managed to keep a significant number of premium customers reaching 31,500 subscribers towards the end of the year, and a growing number of digital service premium subscribers.

          In 2002, we focused our efforts in the internet business, in improving our information systems, in re-orienting various processes towards a better customer service and in an aggressive rationalization and cost-reduction program.

Regulation

          Chilean regulations classify cable television services as "limited telecommunications services." Only Chilean-based companies are currently permitted to install, operate and/or provide these services after being granted a license by the Chilean Under-Secretary of Telecommunications. Licenses are granted no later than sixty days after the application has been made and have indefinite terms.

          Chilean regulations apply the following restrictions to limited telecommunications services: (i) they must be provided for specific persons, entities, or companies that have previously entered into a contract with the service provider; (ii) they can be provided only within Chile; and (iii) they cannot provide access to or from public telecommunications networks.

          However, cable television companies can apply for a license to provide "intermediate telecommunications services", which consist of renting their network to other telecommunications companies. Thus, a cable television company's network can be used by third parties to provide public telecommunications services including basic telephonic services.

Broadcast Television

          Red Televisiva Megavision S.A. is a television network that offers a full array of broadcast services. Approximately 54.9% of Red Televisiva Megavision S.A.'s air time is currently dedicated to syndicated programming, which includes soap operas and other dramatic series, films, comedies and other special events. Red Televisiva Megavision S.A. also produces its own programs, focusing on news and current events, sports and other programming suitable for family audiences.

          Red Televisiva Megavision S.A. competes primarily with five networks: four national competitors (Channel 7, Channel 13, Channel 11, and Channel 4) and one citywide station, located in Valparaiso. Red Televisiva Megavision S.A. has become one of Chile's top three stations measured by market share, with an audience share of approximately 26.1% during 2002 (19.1% in 2001)[2]. Red Televisiva Megavision S.A.'s programming has enabled it to maintain a stable audience share of approximately 21.5% over the last five years.


_________________

[2] Measured between 7:30AM and 1:30AM, (i.e.: 18 hours daily) from Monday through Sunday.

          The following table sets forth Red Relevisiva Megavision's monthly audience share:

                                               Monthly Audience Share (1)
----------------------------------------------------------------------------------------------------------------------
                                                                                                                Annual
            Jan.    Feb.     Mar     Apr.     May     Jun.    Jul.     Aug.    Sep.    Oct.     Nov.    Dec.      Avg.
----        ----    ----     ----    ----    ----     ----    ----     ----    ----    ----     ----    ----    ------
1995        20.5    27.2     22.3    21.4    23.4     22.4    21.5     23.4    20.6    19.0     20.5    20.3      21.3
1996        21.4    27.4     19.0    17.2    16.5     17.8    19.0     19.9    20.8    19.4     19.4    17.3      19.5
1997        17.7    21.6     18.4    17.0    16.8     17.6    16.8     16.4    17.4    18.9     18.9    19.7      18.0
1998        21.9    32.7     24.1    23.8    22.8     26.2    22.0     20.5    21.3    20.3     20.3    22.1      23.1
1999        20.3    24.7     18.3    17.5    18.6     19.5    19.7     20.5    20.9    20.2     19.2    19.1      19.8
2000        18.8    17.1     19.7    20.2    19.5     18.7    19.3     19.7    19.0    20.3     19.2    19.6      19.3
2001        20.6    19.1     18.3    16.4    17.0     18.0    18.4     18.7    20.4    22.1     22.7    21.6      19.4
2002        23.3    21.8     22.1    25.4    27.8     26.1    28.5     29.3    29.2    27.5     26.2    26.8      26.1

________________
Source:  Time Media
(1) Monthly share data based upon average audience figures from Monday through
Sunday, measured between 9:00 a.m. and 1:00 a.m. Starting in the month of
October, monthly figures for year 2002 were measured between 7:30a.m. and 1.30
a.m. Annual average for year 2002 measured between 7:30a.m. and 1:30 a.m.


          During 2002, the Chilean TV industry grew by approximately 8%. Red Televisiva Megavision S.A. amply surpassed that figure increasing net sales by 47.9% in 2002, reaching Ch$24,557 million, from Ch$16,606 million in 2001. Higher sales and improved programming produced an operating profit during the year of Ch$5,965 million, compared with Ch$654 million in 2001. Red Televisiva Megavision S.A. reported a net profit of Ch$3,671 million in 2002, compared with a Ch$695 million net loss during 2001.

          The following table sets forth the relative audience share of Chilean television broadcasters in the Santiago Metropolitan Region for the periods indicated:

                          Relative Audience Share (1)

       BROADCASTERS             1998 (2)          1999 (2)           2000 (2)          2001 (3)          2002 (3)
-------------------------     -----------       -----------        -----------       -----------       -----------
Channel 2                          2.1               2.3                1.6               1.1               1.1
Channel 4                          3.9               5.6                8.6               9.1               8.9
Channel 5                          1.9               1.3                1.2               1.1               1.0
Channel 7                         29.8              30.0               28.7              31.0              29.1
MEGA                              23.1              19.8               19.3              19.1              26.1
Channel 11                        10.2              12.3               12.7              12.2              12.2
Channel 13                        29.0              28.6               28.0              26.4              21.6
                              --------          --------           --------          --------          --------
                                 100%              100%               100%              100%              100%
__________________
(1) Each respective year ends December 31.
(2) Share based on average audience figures between Monday through Sunday, from 9:00 a.m. to 1:00 a.m.
(3) Share based on average audience figures Monday through Sunday, from 7:30 a.m. to 1:30 a.m.


Publishing

          Our publishing operations are conducted through Comunicacion, Informacion, Entretencion y Cultura S.A., which as of December 31, 2002, had a 49.9% interest in Zig-Zag S.A. and a 50.0% interest in Ediciones Chiloe S.A. Zig-Zag S.A. is engaged in the publishing of educational material for children and the distribution of encyclopedias and other books. As of December 31, 2002, Ediciones Chiloe S.A. had a 74.8% interest in Ediciones Financieras S.A., which publishes El Diario Financiero, a Chilean financial newspaper that enjoys nationwide circulation. During 2002, Ediciones Chiloe S.A. and

Zig-Zag S.A. recorded a net loss of Ch$89 million and a net profit of Ch$85 million respectively, as compared to a net profit of Ch$16 million and a net profit of Ch$134 million in 2001, respectively.

Description of Property

          We own all our principal glass production facilities and properties. Our principal properties include the corporate offices located in Las Condes, Santiago, the Padre Hurtado production facility on the outskirts of Santiago and the two sand mining and processing facilities located in San Sebastian and El Turco, Cartagena, Chile. Our main glass production facility is located at our Padre Hurtado industrial complex in the Santiago Metropolitan Region.

          The Padre Hurtado facility, the largest of its kind in Chile, consists of four furnaces, equipped with highly automated functions for mechanically forming, blowing, cooling, cleaning and packaging glass containers through electronically-controlled processes. The plant was initially built in 1964 and has been renovated and expanded periodically.

          Our company, together with other members of the Elecmetal Group and a French insurance group, constructed an office building in Santiago to house their respective central administrative offices. We own one floor and certain retail locations in this office building and relocated our executive offices from our Padre Hurtado complex to the Santiago location in March 1994.

          In addition, during the last quarter of 1997, Constructora Apoger S.A., a construction company in which we own an 80% interest, completed the construction of an 18-story office building with 16,500 square meters of usable space at the intersection of Apoquindo and Gertrudis Echenique in Santiago. Sociedad Anonima Vina Santa Rita S.A owns two floors (the 6th and
7th) of the neighbouring Edificio Metropolis to house its respective central administrative offices.

          Sociedad Anonima Vina Santa Rita S.A owns six production plants. Its principal facilities are located in Alto Jahuel (Buin) and the others are in Los Lirios (Rancagua); Pirhuin (Lontue) and Palmilla (Colchagua). Vina Carmen S.A.'s facilities are located North of Sociedad Anonima Vina Santa Rita S.A in Alto Jahuel; and Vina Dona Paula's facilities are located in Ugarteche in the province of Mendoza, Argentina.

          In 1992, Sociedad Anonima Vina Santa Rita S.A purchased the original Hacienda Sociedad Anonima Vina Santa Rita S.A and the surrounding estate, which included more than 1,764 plantable acres (714 hectares), a chapel, a colonial manor and a 54-acre (22-hectare) park landscaped in the nineteenth century style. Sociedad Anonima Vina Santa Rita S.A has remodeled the manor and refurbished the grounds for use as a guesthouse and business retreat. In addition, during the third quarter of 1997, Sociedad Anonima Vina Santa Rita S.A incorporated a subsidiary in Argentina, Dona Paula, which at the time, included acquiring approximately 800 hectares of land in the Mendoza province.

          In March of 1997, Crowpla Reicolite S.A. began operating a new 15,000-square meter plant in Pudahuel on the outskirts of Santiago. After the joint venture agreement with Embotelladora Andina S.A., Envases CMF S.A. centralized during 2002 its production and operations in a single facility. Red Televisiva Megavision S.A. operates its television broadcasting station from wholly-owned facilities on Av. Vicuna Mackenna, in Santiago.

ITEM 5:  Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operation

General

          The following analysis should be read in conjunction with our consolidated financial statements, and the notes thereto, included in this annual report. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. See Note 39 for the audited consolidated financial statements. In addition, all financial information regarding our company contained in this Form 20-F, unless otherwise indicated, has been presented in constant pesos. Chilean peso amounts have been rounded to the nearest million pesos, unless otherwise indicated, and certain tabular information and percentage amounts may not add to 100% due to rounding.

          We are the largest producer of glass containers in Chile and also produce plastic containers through related companies, making us one of Chile's largest manufacturers of packaging products. In addition to our packaging operations, we have operations in Chile's wine, media and communications, and real estate industries, through our interests in Sociedad Anonima Vina Santa Rita S.A, Comunicacion, Informacion, Entretencion y Cultura S.A., Cristalchile Comunicaciones S.A. and Constructora Apoger S.A., respectively.

          In April 1997, January 1998, July 1999, December 2000 and June 2001, we increased our interest in Comunicacion, Informacion, Entretencion y Cultura S.A. to 88.84%, 91.61%, 96.6%, 98.1% and 98.2%, respectively. In January 1996, we increased our interest in Cristal Owens Plasticos S.A. and in Reicolite to 99.99%, and subsequently merged them to form Crowpla Reicolite S.A., which commenced joint operations in January 1997. Then in June 2001, Crowpla Reicolite S.A. entered into a joint venture with Envases Multipack S.A., thus creating the 50% owned Envases CMF S.A. In August 1996 and August 1999, we increased our ownership interest in Sociedad Anonima Vina Santa Rita S.A to 51.5% and 56.1%, respectively, but in August 2000, we decreased our ownership interest to 54.10%. In August 2002, Comunicacion, Informacion, Entretencion y Cultura S.A. increased its stake in Red Televisiva Megavision S.A. to 99.99%.

          The results of the our packaging and media and communications operations are dependent on the general level of economic activity in Chile, and, in particular, on sales levels in the wine, non-alcoholic beverages and beer sectors of the Chilean economy. The Chilean economy, including these sectors, has experienced growth during recent years, which has resulted in increased overall demand for our packaging products. Sales of wine bottles accounted for 61.8% of net sales of our glass containers during 2002, and 59.2% of net sales during 2001. Sales are dependent in large part on levels of Chilean wine exports to Europe, North America, Asia and other countries in Latin America.

          Among other factors, our results and prospects may be materially and adversely affected if the rate of Chilean inflation exceeds the rate of inflation experienced in the United States (or other major trading partners of Chile), and the Chilean peso is not sufficiently devalued relative to the currencies of such countries. If this occurs, the costs of imports from such countries may become more attractive to the our Chilean customers and the price of Chilean exports packaged in the our containers and of Sociedad Anonima Vina Santa Rita S.A's wines may become less attractive to purchasers of these exports.

          During the last several years, our packaging operations have experienced a concentration in sales to the wine, beer and non-alcoholic sectors. This shift is largely attributable to an increase in wine exports, the introduction of new containers, growth in consumption in all sectors and increasing competition from non-glass containers comprised mostly of plastic substitutes. Over the same period, Sociedad Anonima Vina Santa Rita S.A's sales have increasingly relied upon the continued strength of export markets.

          The following table sets forth the percentage of net sales of our company's glass container operations attributable to each of our company's glass container products for the periods indicated. See "Item 4. "Information on the company", for the actual net sales for each product:

          YEAR (1):               2000             2001           2002
---------------------------    ----------      -----------     -----------
Product Sector
Wine                              60.1%            59.2%          61.8%
Beer                              10.7%            14.1%          14.9%
Soft Drinks                       16.3%            14.9%          13.0%
Liquor                             9.4%             8.3%           7.5%
Food                               2.7%             2.7%           2.2%
Pharmaceuticals                    0.8%             0.8%           0.6%
TOTAL                            100%             100%           100%
___________________
(1) Each respective year ends December 31st.


          The following table sets forth the percentage of net sales attributable to each of our lines of business for the periods indicated:

                                                                    Results by Business Area (1)
                                                            Millions of constant pesos and percentages
                                                        2000                   2001                     2002
                                                 ------------------   ----------------------   -----------------------
                                                   Ch$         %          Ch$           %          Ch$          %
                                                 ---------  -------   ----------   ---------   ----------    ---------
Glass Packaging                                    61,522     41.2       67,757        46.3       71,057        44.1
Wine (Sociedad Anonima Vina Santa Rita S.A)        63,844     42.7       67,028        45.9       71,721        44.5
Media & Communications (Comunicacion,              15,949     10.7       16,606        11.4       24,815        15.4
Informacion, Entretencion y Cultura S.A.)
Plastic Packaging (Envases CMF)                    13,004      8.7           --(3)       --           --(3)       --
Real Estate (Apoger)                                  415      0.3        1,169         0.8           --(4)       --
Adjustment (2)                                     (5,422)    (3.6)      (6,373)       (4.4)      (6,536)       (4.1)
                                                 --------    -----     --------      ------     --------       -----
TOTAL                                             149,311    100.0%     146,187       100.0%     161,057       100.0%
                                                 ========    =====     ========      ======     ========       =====
__________________
(1)  Figures include the our participation in the results of our subsidiaries accounted for under the equity method of accounting for those periods prior to the dates that results of such subsidiaries were consolidated.
(2)  Adjustments are made to reflect the net effect of inter-company transactions. In the consolidated financial statements, adjustments have been made to reflect third party sales in each business sector.
(3)  Year 2001 and 2002 sales are not consolidated since our stake in Envases
     CMF is 50%.
(4)  Constructora Apoger S.A. did not have any sales in 2002 because 100% of its office space was sold by 2001.

          The following table sets forth certain financial information as a percentage of our net sales for the periods indicated:

                                                            Year ended December 31,
                                                ------------------------------------------------
                 YEAR:                               2000             2001             2002
---------------------------------------------   --------------  ---------------  ---------------
Net Sales (1) .............................        149,311          146,187          161,057
Net Sales .................................            100%             100%             100%
Cost of Sales (1) .........................         93,531           90,086           94,778
Cost of Sales .............................          (62.6)           (61.6)           (58.8)
Gross Margin ..............................           37.4             38.4             41.2
Selling & Administrative expenses (1) .....         24,003           22,538           24,669
Selling & Administrative expenses .........          (16.1)           (15.4)           (15.3)
Operating income ..........................           21.3             23.0             25.8
Non-operating income (loss) ...............           (4.8)            (6.0)            (8.1)
  Equity in net income (loss) of related ..           (1.9)            (5.2)            (5.5)
   companies
  Interest income (expense), net ..........           (0.4)            (2.9)            (2.7)
  Other non-operating income (expense), net           (0.6)             2.8             (1.7)
  Price-level restatement .................           (1.8)            (0.7)             1.9
Income tax ................................           (2.6)            (3.5)            (4.0)
Extraordinary items .......................             --              1.3               --
Minority interest .........................           (2.2)            (2.2)            (2.8)
Net Income (1) ............................         18,098           18,304           17,661
                                                    ------           ------           ------
Net Income ................................           12.1%            12.5%            11.0%
____________________
(1)  Set forth in millions of constant pesos of December 31, 2002 purchasing power.


Critical Accounting Policies and Estimates

          Financial Reporting Release No. 60, which was released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. It should be noted that in many cases, the accounting treatment of a particular transaction is specifically dictated by Chilean GAAP. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in the section "U.S. GAAP Reconciliation" below. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 of the consolidated financial statements. In addition, financial Reporting Release No. 61 was recently released by the Securities and Exchange Commission to require all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

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

Impairment of Long-lived assets

          We assess the impairment of our long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Long-lived assets include property, plant, equipment, investments in other companies, intangible and other assets. Factors we consider important which could trigger an impairment review include the following:

     * significant underperformance relative to expected historical or projected future operating results;

     * significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

     *    significant negative industry or economic trends.

          When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to take an impairment charge. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the assets, we recognize an impairment loss. The measurement of the impairment loss is based on the fair value of the long-lived assets which we generally determine using a discounted cash flow approach, stock valuations and recent comparable transactions in the market. In order to so estimate future cash flows, we must make assumptions about future events that are uncertain at the time of estimation. For example, we make assumptions and estimates about future interest rates, foreign exchange rates, price increases, and cost trends such as taxes and plant repair and maintenance and programming costs. As a result, the actual cash flows may materially differ from our estimate and we may be required to record impairment charges in the future. Net long-lived assets amounted to Ch$157,149 million as of December 31, 2002 and Ch$155,646 million as of December 31, 2001. During 2002, we did not record impairment charges.

Impairment of Goodwill

          We assess the impairment of goodwill in a similar manner as long-lived assets. The measurement of the impairment loss is based on the fair value of the investment which we generally determine using a discounted cash flow approach, stock valuations and recent comparable transactions in the market. In order to estimate fair value, we must make assumptions about future events that are uncertain at the time of estimation. The results of this analysis showed that the goodwill in consolidated subsidiaries was not impaired because estimated future discounted cash flows were sufficient to recover goodwill. Net goodwill amounted to Ch$9,142 million and Ch$9,725million as of December 31, 2001 and 2002, respectively.

Impairment of Investments in Related Companies

          We have ownership participation in several companies in the wine, glass container, plastic packaging and cable and communications industries that are accounted for using the equity method. Under the equity method, an investor recognizes its share of the earnings or losses of an investee in the periods for which they are reported by the investee in its financial statements. An investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment including any impairment charges determined by the investee and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment. Thus, the equity method recognizes increases or decreases measured by generally accepted accounting principles in the economic resources underlying the investments.

          In addition to the test for impairment performed by the investee, we also review our equity method investments to determine if an other than temporary loss has occurred. A series of operating losses of an investee or other factors may indicate that an other than temporary decrease in the value of the investment has occurred, which should be recognized in our results of operations even though the decrease in value is in excess of what would otherwise be recognized by application of the equity method. We have analyzed each of our investments in related companies, concluding that none have other-than temporary decreases in value and therefore no additional impairments have been recorded in our investments in related companies. Investments in related companies amounted to Ch$114,903 million and Ch$109,653 million as of December 31, 2001 and 2002, respectively.

Income and Deferred Taxes

          In accordance with Chilean law, our company and each of our subsidiaries compute and pay tax on a separate basis. We estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. As a transitional provision under Chilean GAAP, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2002. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates in effect at the time of reversal. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance. Revisions to the estimated realizable value of deferred tax assets, estimated average reversal periods of contra assets or liabilities, or any other relevant assumptions could cause our provision for income taxes to vary significantly from period to period. The net deferred tax liability was Ch$722 million and Ch$2,827 million as of December 31, 2001 and 2002, respectively.

Fair value of Financial Derivative Instruments

          Our financial derivative instruments consist of short duration foreign currency forward exchange contracts to purchase U.S. dollars and sell Chilean Unidades de Fomento (UFs). We record these forward contracts at fair value. Generally, fair values under Chilean GAAP are estimated using the closing spot exchange rate at the period end, because listed forward market prices between these currencies are not widely available in the Chilean market, and spot rates are the accepted local standard used to estimate fair value. If methods used to assess fair value were to change in the future, our net position as it relates to our forward foreign exchange contracts could also change significantly. The net liability related to forward contracts was Ch$2,813 million and Ch$622 million as of December 31, 2001 and 2002, respectively.

Argentine peso to U.S. Dollar Exchange Rate

          From 1991 through 2001, the Argentine peso was pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar. In early December 2001, restrictions were put in place that prohibited cash withdrawals from banks above a certain amount and foreign money transfers, with certain limited exceptions. While the legal exchange rate remained at 1 peso to 1 U.S. dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts.

          In January 2002, the Argentine government announced its intent to create a dual currency system with an "official" fixed exchange rate of 1.4 pesos to 1 U.S. dollar for import, and export transactions and a "free" floating exchange rate for other transactions. On January 11, 2002, the exchange rate market holiday ended and closing new "free" floating exchange rates ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. On February 3, 2002, the Argentine government issued a decree that (1) eliminates the fixed exchange rate; (2) establishes one free floating exchange rate for the Argentine peso; and (3) requires U.S. dollar-denominated obligations be converted to peso-denominated obligations using mandated conversion rates, depending on the type of obligation. The market for the floating exchange rate opened on February 11, 2002.

          According to Oficio Circular No. 81 of the Chilean Superintendencia de Valores y Seguros, dated January 22, 2002, the subsidiary Cristalchile Inversiones S.A. adjusted financial statements of Rayen Cura S.AI.C. as of December 31, 2001, considering an exchange rate of 1.7 Argentine pesos per U.S. dollar. As of December 31, 2002, financial statements of Rayen Cura S.A.I.C. include recognition of an exchange rate of 3.32 Argentine pesos per U.S. dollar. The subsidiary Cristalchile Inversiones S.A. adjusted financial statements of Rayen Cura S.AI.C. as of December 31, 2002, to recognize the devaluation of the Argentine peso, that went from 1.7 to 3.32 Argentine pesos per U.S. dollar.

          The accounting charge to results as a consequence of the devaluation of the Argentine peso was Ch$3,060 million as of December 31, 2002 (Ch$2,293 million in 2001).

2002 Compared with 2001

          Our consolidated results include the results of each of Sociedad Anonima Vina Santa Rita S.A, Comunicacion, Informacion, Entretencion y Cultura S.A., Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Constructora Apoger S.A. All companies contribute to sales and operating results except for Cristalchile Comunicaciones S.A. and Cristalchile Inversiones S.A., which do not contribute to sales or operating results because they do not consolidate with Metropolis-Intercom and Rayen Cura S.A.I.C., their respective operating companies.

Net Sales

          Our consolidated sales reached Ch$161,057 million (US$224.1 million), which represents a 10.2% increase over year 2001. This increase is primarily explained by higher sales in the glass container business (4.9%), Sociedad Anonima Vina Santa Rita S.A (7.0%), and Comunicacion, Informacion, Entretencion y Cultura S.A. (49.4%). During 2002, net sales from the glass container operations, Sociedad Anonima Vina Santa Rita and Comunicacion, Informacion, Entretencion y Cultura S.A. were 42.4%, 42.7% and 14.8% of total consolidated net sales, respectively.

          In 2002, the glass container operations reported sales of Ch$71,057 million (US$98.9 million), a 4.9% increase over 2001. Sales volume measured in tons increased by 4.1% to 244,402 tons during 2002, while average prices per ton as measured in constant pesos increased approximately 0.7% during 2002. Net sales of glass containers to the wine industry showed a 9.5% growth over 2001, due to a 5.6% increase in exports of bottled wine, which reached 22.6 million cases in 2002. Net sales to the non-alcoholic beverage sector decreased by 8.6% despite an increase in net sales of one-way containers due to stock build-ups from client returnable formats during 2001. Net sales in the beer sector increased significantly by 10.5% during the year due to the success of non-returnable (one-way) formats, namely the 250 cc and 1,000 cc bottles. Net sales of containers to the food industry decreased by 13.5% due to lower food exports within Latin America.

          Sociedad Anonima Vina Santa Rita S.A's consolidated net sales increased by 7.0% reaching Ch$71,721 million (US$99.8 million) in 2002. Sociedad Anonima Vina Santa Rita S.A's wine sales in liters to the domestic market grew by 13.0%, while export volumes increased by 7.0% during 2002. Prices in the local market dropped by 13.0% in real terms as a result of strong competition and lower raw material costs due to a large harvest, which caused an oversupply of wine. Net sales in constant pesos to the domestic market decreased by 2.0% while net export sales rose by 15.0% during the year as a result of the volume increase and a 9.7% depreciation of the Chilean peso against the U.S. dollar during 2002. This volume sales increase in the export market was due to increased exports to Europe, 7.3%; the United States, 8.7% and Canada, 21.8%; partially offset by lower sales within Latin America, 7.5%; and Asia plus Africa, 8.8% during the year. Sociedad Anonima Vina Santa Rita S.A sold its wines for an average price of US$30.6 per case, an increase of 1.6% without considering the favorable increase in the U.S. dollar to Chilean peso exchange rate. This average price per case is 32% higher than the average export price per case for the Chilean wine industry as a whole, which averaged US$23.1 per case in 2002 (US$23.9 in 2001).

          Comunicacion, Informacion, Entretencion y Cultura S.A.'s net sales during 2002 reached Ch$24,815 million (US$34.5 million), representing a 49.4% increase over 2001, mainly coming from its main subsidiary, Red Televisiva Megavision S.A.. This considerable sales increase was attributable to a higher viewership share resulting from increased acceptance of new live programming, which led to increased advertising spending. Red Televisiva Megavision S.A. achieved an average audience share of 26.1% in 2002 compared with 19.1% in 2001.

          Constructora Apoger S.A. did not record sales in 2002 since the previous year it had already sold 100% of the office building it constructed in the district of Las Condes in Santiago.

Cost of Sales

          Cost of sales for our glass and plastic container operations and for Sociedad Anonima Vina Santa Rita S.A include, among other things, the cost of raw materials, such as sand, PET, grapes, packaging materials, depreciation expenses attributable to production, wages, other employment expenses associated with production and certain overhead expenses. For Comunicacion, Informacion, Entretencion y Cultura S.A., costs of sales also include, among other things, programming costs.

          Consolidated cost of sales during 2002 was Ch$94,778 million, representing a 5.2% increase over 2001. However, as a percentage of sales, costs decreased to 58.8% of sales, down from 61.6% in 2001.

          Cost of sales for the glass container operations was Ch$41,445 million during 2002, representing a 1.1% increase over 2001, due to higher costs coming from the depreciation of the Chilean peso against the U.S. dollar, which had a direct effect on the cost of energy and imported materials. Cost of sales as a percentage of net sales for the glass packaging operations decreased from 61% in 2001 to 58% in 2002.

          Cost of sales for Sociedad Anonima Vina Santa Rita S.A totaled Ch$44,557 million in 2002, representing a 7.7% increase over 2001. Higher volumes in both the export and local markets help explain this increase. Cost of sales as a percentage of Sociedad Anonima Vina Santa Rita S.A's net sales increased from 61.7% in 2001 to 62.1% in 2002 due to higher dry costs (dry costs include corks, bottles and labeling). Cost of raw materials, such as grapes, in the local market dropped 6.1% in real terms as a result of the 2002 harvest, which surpassed that of 2001 and caused an oversupply of grapes in the Chilean wine market.

          Cost of sales for Comunicacion, Informacion, Entretencion y Cultura S.A. totaled Ch$15,313 million in 2002, as compared to Ch$13.366 million in 2001, a 14.6% increase. However, cost of sales as a percentage of Comunicacion, Informacion, Entretencion y Cultura S.A.'s net sales decreased from 80.0% in 2001 to 62.0% in 2002.

Selling and Administrative Expenses

          Consolidated selling and administrative expenses in 2002 totaled Ch$24,669 million, representing a 9.5% increase over 2001. As a percentage of sales, however, selling and administrative expenses remained flat (15.4% in 2001 and 15.3% in 2002).

          Selling and administrative expenses for the glass container operations totaled Ch$5,623 million in 2002, representing a 4.2% increase over 2001. However, as a percentage of sales, SG&A expenses remained flat at 8.0%.

          Selling and administrative expenses for Sociedad Anonima Vina Santa Rita S.A totaled Ch$15,535 million in 2002, representing a 10.0% increase over 2001. This increase was mainly attributable to higher sales along with additional promotional and marketing efforts in the local and export markets. As a percentage of net sales, selling and administrative expenses were 21.7% in 2002 and 21.1% in 2001.

          Selling and administrative expenses for Comunicacion, Informacion, Entretencion y Cultura S.A. totaled Ch$3,583 million in 2002, representing a 38.6% increase from 2001 due to the considerably higher sales level reached in 2002. As a percentage of net sales however selling and administrative expenses were 14% in 2002 and 16% in 2001.

Operating Income

          Consolidated operating income for 2002 was Ch$41,610 million (US$57.9 million), which represents a 24.0% increase compared with 2001. Of this, Ch$23,989 million came from the glass container business, Sociedad Anonima Vina Santa Rita S.A accounted for Ch$11,630 million and Comunicacion, Informacion, Entretencion y Cultura S.A. accounted for Ch$5,919 million. Consolidated operating margins increased to 25.8% during 2002 (23.0% in 2001).

          Operating income from the glass container operations totaled Ch$23,989 million (US$33.4 million) in 2002, a 12.3% increase over 2001. Operating margin increased from 31.5% in 2001 to 33.8% in 2002, mainly due to increased sales volume, better efficiencies and decreased sales of lower-margin imported products.

          Operating income for Sociedad Anonima Vina Santa Rita S.A increased by 1.0% to Ch$11,630 million during 2002. Operating margin for Sociedad Anonima Vina Santa Rita S.A decreased from 17.2% in 2001 to 16.2% in 2002, as a result of higher marketing expenditures to support export and domestic sales.

          Comunicacion, Informacion, Entretencion y Cultura S.A. reached an operating income of Ch$5,919 million in 2002, compared to an operating income of Ch$654 million during 2001. This is due to improved operating results at Red Televisiva Megavision S.A. Improved programming produced more advertising sales and increased operating income at Mega reaching Ch$5,965 million (US$8.3 million) in 2002, compared with Ch$654 million operating income in 2001. Operating margin increased importantly as well, from 3.9% in 2001 to 23.9% of net sales in 2002.

Non-operating Income

          During 2002, we recorded a consolidated non-operating loss of Ch$13,002 million, compared with a Ch$8,699 million loss during 2001. The following table sets forth the non-operating income detail for the periods indicated:

                                                          Year Ending December 31,
                                                     -----------------------------------
                                                        (Millions of constant pesos)
                                                     -----------------------------------
                                                        2001                   2002
                                                     ---------               ---------
Equity in net loss of related companies                 (7,616)                 (8,902)
Goodwill amortization                                     (847)                   (647)
Interest expense, net                                   (4,215)                 (4,287)
Price-level restatement, net                            (2,338)                 (1,951)
Foreign currency translations, net                       1,387                   4,948
Other non-operating income (expense), net                4,929                  (2,163)
                                                     ---------               ---------
TOTAL non-operating loss                                (8,699)                (13,002)


          The increase in the non-operating loss is mainly attributed to the following: in 2001, we registered an extraordinary income generated from the sale of investment shares of CGE (Compania General de Electricidad), which generated a Ch$2,977 million profit, and the association in the plastic container market through a joint venture between Crowpla Reicolite S.A. and Multipack, which generated a Ch$2,050 million gain on the transfer to joint-venture during 2001. In 2002, we recorded a higher net loss from equity method investments that amounted to Ch$8,902 million (Ch$7,616 million in 2001), mainly due to higher losses in Rayen Cura S.A.I.C. (Ch$2,124 million in 2002, Ch$1,823 million in 2001) as a consequence of the Argentine peso devaluation[3] and Cordillera Comunicaciones Ltda.. The latter net loss includes a Ch$4,055 million charge (Ch$4,073 million in 2001) that corresponds to goodwill amortization, which does not constitute cash flow. The aforementioned was partially compensated by a higher income from foreign currency translations (Ch$4,948 million in 2002 compared to Ch$1,387 million in 2001).

Minority Interest

          During 2002, minority interest participation in income was Ch$4,550 million compared to Ch$3,266 million during 2001. This increase is primarily explained by improved performance at Sociedad Anonima Vina Santa Rita S.A, Comunicacion, Informacion, Entretencion y Cultura S.A. and Envases CMF S.A. during 2002.

Income Taxes

          Our tax expense was Ch$6,398 million in 2002 compared to Ch$5,132 million in 2001. Our effective tax rate was 22.4% in 2002, as compared to 19.2% in 2001.

Extraordinary Items

          In 2002 we did not record extraordinary items. In 2001 we had a Ch$1,839 million income from extraordinary items, corresponding to a reversal of a maintenance provision for Furnace C in the glass container business.


________________
[3]  Considering an exchange rate of 3.32 Argentine pesos per US dollar.

Net Income

          During 2002, our net income was Ch$17,661 million (US$24.6 million), compared to Ch$18,303 million in 2001. Despite achieving a 24.0% higher operating income, net income was lower. This is explained by a higher non-operating loss that reached Ch$13,002 million in 2002 (Ch$8,699 million in 2001), a higher income tax (Ch$6,398 million in 2002 compared to Ch$5,132 million in 2001), and an increase in the participation by the minority interest in results from operations in subsidiary companies (Ch$4,550 million in 2002 compared to Ch$3,266 million in 2001) and the absence of extraordinary items during year 2002 (Ch$1,839 million in 2001).

          During 2002, Sociedad Anonima Vina Santa Rita S.A's net income was Ch$9,263 million (US$12.9 million), representing a 24.6% increase over 2001. Comunicacion, Informacion, Entretencion y Cultura S.A. recorded a net profit of Ch$3,148 million (US$4.4 million) in 2002, compared with a Ch$271 million (US$0.4 million) net income during 2001. Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerias and 50.0% owner of Cordillera Comunicaciones Ltda.), had a net loss of Ch$8,528 million (US$11.9 million) during 2002, compared with a net loss of Ch$7,245 million in 2001. Cordillera Comunicaciones Ltda. (owner of 99.99% of Metropolis-Intercom) posted a net loss of Ch$17,047 million (US$23.7 million) in 2002, compared to a net loss of Ch$14,490 million in 2001. This result is largely explained by the impact of a Ch$12,885 million net loss at Metropolis-Intercom S.A. (Ch$10,132 million net loss in 2001). The latter net loss includes a Ch$11,517 million goodwill amortization charge in 2002 (Ch$9,591 million in 2001), coming mainly from the HFC network (acquired in July 2000). Cristalchile Inversiones (owner of 40% of Rayen Cura S.A.I.C.) recorded a net loss of Ch$2,478 million (US$3.4 million) during 2002 compared to a Ch$2,204 million net loss in 2001. Constructora Apoger S.A. recorded a net income of Ch$0.4 million in 2002 and a net loss of Ch$4 million in 2001. The plastic container company, Envases CMF S.A. (50% owned by Cristalerias), had net income of Ch$2,550 million in 2002 compared to a Ch$1,893 million net income in 2001.


2001 Compared with 2000

          The consolidated results of our company include the results of each of Sociedad Anonima Vina Santa Rita S.A, Comunicacion, Informacion, Entretencion y Cultura S.A., Cristalchile Comunicaciones S.A., Cristalchile Inversiones and Constructora Apoger S.A. All companies contribute to sales and operating results except for Cristalchile Comunicaciones S.A. and Cristalchile Inversiones S.A., which do not contribute to sales or operating results because they do not consolidate Metropolis-Intercom S.A. and Rayen Cura S.A.I.C., their respective operating companies.

Net Sales

          Our consolidated net sales reached Ch$146,187 million (US$203.4 million), which represents a 9.6% increase over year 2000, adjusting year 2000's sales for the de-consolidation of Crowpla Reicolite S.A. and Ediciones Chiloe S.A. during the period. This increase is primarily explained by higher sales in the glass container business (10.1%), Sociedad Anonima Vina Santa Rita S.A (5.0%), and Red Televisiva Megavision S.A. (27.5%). During 2001, net sales from the glass container operations, Sociedad Anonima Vina Santa Rita S.A and Comunicacion, Informacion, Entretencion y Cultura S.A. were 46.3%, 45.9% and 11.4% of total consolidated net sales, respectively.

          In 2001, the glass container operations reported sales of Ch$67,757 million (US$94.3 million), a 10.1% increase over 2000. Sales volume measured in tons increased by 5.9% to 234,740 tons during 2001, while average prices per ton as measured in constant pesos increased approximately 4.0% during 2001. Net sales of glass containers to the wine industry showed growth over 2000, due to a 4.0% increase in exports of bottled wine, which reached
21.4 million cases in 2001. Net sales to the non-alcoholic beverage sector remained stable due to the success of the 1,000cc glass bottle, which proved to be the cheapest container of the family-size bottle segment. Net sales in the beer sector increased significantly during the year because of new returnable and non-returnable formats introduced to boost beer consumption. Sales of containers to the food industry increased due to the increase in demand for certain containers used for food exports, as well as a higher demand for formats sold in the local market.

          Sociedad Anonima Vina Santa Rita S.A's net sales increased by 5.0% reaching Ch$67,028 million (US$93.3 million) in 2001. Wine sales in liters to the domestic market, grew by 11.0%, while export volumes increased by 2.1% during 2001. Prices in the local market dropped by 13.0% in real terms as a result of the drop in costs of raw materials due to a large harvest of grapes in 2001, which caused an oversupply of wine. Sales in constant pesos to the domestic market decreased by 3.0% while export sales rose by 14.0% during 2001 as a result of a 2.1% increase in volumes and a 23.5% depreciation of the Chilean peso against the U.S. dollar during 2001. This increase in volume sales in the export market was largely because of increased exports to Europe, 15.1%; the United States, 0.6%; partially offset by lower sales to Canada, 24.1%; Latin America, 7.3%; and Asia plus Africa, 20.2% during the year. Sociedad Anonima Vina Santa Rita S.A wines sold for an average price of US$30.1 per case, 1.6% lower than in 2000. However this price was more than 26% higher than the average export price for the Chilean wine industry as a whole, which averaged US$23.85 per case in 2001.

          Comunicacion, Informacion, Entretencion y Cultura S.A.'s net sales during 2001 reached Ch$16,606 million (US$23.1 million), representing a 27.5% increase over 2000, all from its main subsidiary, Red Televisiva Megavision S.A. This considerable increase was attributable to new programming from Red Televisiva Megavision S.A., initiated in the first quarter of 2001, which led to increased advertising sales. Red Televisiva Megavision S.A. had an average audience share of 19.4% in 2001 (19.3% in 2000).

          Constructora Apoger S.A. recorded sales of Ch$1,169 million (US$1.6 million) in 2001, compared to Ch$415 million (US$0.6 million) in 2000. As of December 31, 2001, Constructora Apoger S.A. had sold 100% of the office building it constructed in the area of Las Condes, Santiago.

Cost of Sales

          Cost of sales for our glass and plastic container operations and for Sociedad Anonima Vina Santa Rita S.A include, among other things, the cost of raw materials, such as sand, PET, grapes, packaging materials, depreciation expenses attributable to production, wages, other employment expenses associated with production and certain overhead expenses. For Comunicacion, Informacion, Entretencion y Cultura S.A., costs of sales also include, among other things, programming costs.

          Consolidated cost of sales during 2001 was Ch$90,086 million, representing a 9.6% increase over 2000, adjusting for the deconsolidation of Envases CMF and Ediciones Chiloe S.A. However, as a percentage of sales, costs maintained at 53.3%.

          Cost of sales for the glass container operations was Ch$40,996 million during 2001, representing a 15.4% increase over 2000. This increase was principally attributable to the fact that we imported more products (namely, the "contour" Coke bottle) due to the reconstruction of Furnace C, higher depreciation charges coming from the new furnace and higher costs coming from the depreciation of the Chilean peso against the U.S. dollar, which had a direct effect on the cost of energy and imported materials. Cost of sales as a percentage of net sales for the glass packaging operations increased from 57.7% in 2000 to 60.5% in 2001.

          Cost of sales for Sociedad Anonima Vina Santa Rita S.A totaled Ch$41,383 million in 2001, representing a 1.6% increase over 2000. Higher volumes in both the export and local markets help explain this increase. Cost of sales as a percentage of Sociedad Anonima Vina Santa Rita S.A's net sales decreased from 63.8% in 2000 to 61.7% in 2001. Cost of raw materials, such as grapes, in the local market dropped 25.4% in real terms as a result of the 2001 harvest, which surpassed that of 2000 and caused an oversupply of grapes to the wine market.

          Cost of sales for Comunicacion, Informacion, Entretencion y Cultura S.A. totaled Ch$13,366 million in 2001, a 12.5% increase over 2000. Cost of sales, as a percentage of Comunicacion, Informacion, Entretencion y Cultura S.A.'s net sales increased from 74.5% in 2000 to 80.5% in 2001.

Selling and Administrative Expenses

          Consolidated selling and administrative expenses in 2001 totaled Ch$22,539 million, representing an 8.0% increase over 2000, adjusting for the deconsolidation of Envases CMF S.A. and Ediciones Chiloe S.A. As a percentage of sales, however, selling and administrative expenses decreased from 15.6% in 2000 to 15.4% in 2001. This decrease was principally attributable to lower selling and administrative expenses from Red Televisiva Megavision S.A.

          Selling and administrative expenses for the glass container operations totaled Ch$5,398 million in 2001, representing a 5.6% increase over 2000. However, as a percentage of sales, SG&A expenses remained at 8.0%.

          Selling and administrative expenses for Sociedad Anonima Vina Santa Rita S.A totaled Ch$14,128 million in 2001, representing a 6.0% increase over 2000. This increase was principally attributable to higher sales along with additional promotional and marketing efforts in the local and export markets.

          Selling and administrative expenses for Comunicacion, Informacion, Entretencion y Cultura S.A. totaled Ch$2,586 million in 2001, representing a 39.3% decrease from 2000 due to changes in the accounting criteria and a cost reduction implemented by management in Red Televisiva Megavision S.A..

Operating Income

          Consolidated operating income for 2001 was Ch$33,562 million (US$46.7 million), which represents an 8.8% increase compared with 2000, adjusting for the deconsolidation of Envases CMF and Ediciones Chiloe S.A. Of this, Ch$21,363 million came from the glass container business, Sociedad Anonima Vina Santa Rita S.A accounted for Ch$11,517 million, and Comunicacion, Informacion, Entretencion y Cultura S.A. accounted for Ch$654 million. Consolidated operating margins remained unchanged at 23.0% during 2001 (23.1% in 2000).

          Operating income from the glass container operations totaled Ch$21,363 million (US$29,7 million) in 2001, a 2.2% increase over 2000. However, as a percentage of sales the operating income decreased from 34.0% in 2000 to 31.5% in 2001. This was mainly due to: higher purchases of imported products (Coke "contour" bottles) with lower margins due to the reconstruction of furnace C, higher depreciation charges coming from the new furnace, and higher costs resulting from the depreciation of the Chilean peso against the U.S. dollar, which had a direct effect on the cost of energy and imported materials.

          Operating income for Sociedad Anonima Vina Santa Rita S.A increased by 17.5% to Ch$11,517 million during 2001, primarily because of a decrease in the price of raw materials (wines and grapes) in the domestic market (25.4%) and an increase in sales. Operating margins for Sociedad Anonima Vina Santa Rita S.A increased from 15.4% in 2000 to 17.2% in 2001.

          Comunicacion, Informacion, Entretencion y Cultura S.A. moved from an operating loss of Ch$185 million in 2000 to an operating profit of Ch$654 million during 2001. This is due mainly to improved operating results in Red Televisiva Megavision S.A.. Improved programming produced higher advertising spending and increased operating profits reaching Ch$654 million (US$0.9 million) in 2001 at Red Televisiva Megavision S.A., compared with Ch$78 million operating profit in 2000. Operating margins for Comunicacion, Informacion, Entretencion y Cultura S.A. turned from negative in 2000 to 3.9% of sales in 2001.

Non-operating Income

          During 2001, we recorded a consolidated non-operating loss of Ch$8,699 million, compared with a Ch$7,163 million loss during 2000. The following table sets the non-operating income for the periods indicated:

                                                         Year Ending December 31,
                                               ---------------------------------------------
                                                       (Millions of constant pesos)
                                               ---------------------------------------------
                                                    2000                           2001
                                               -------------                   -------------
Equity in net loss of related companies            (2,883)                         (7,617)
Goodwill amortization                                (833)                           (847)
Interest expense, net                              (2,186)                         (4,215)
Price-level restatement, net                       (2,190)                         (2,338)
Foreign currency translation, net                   1,057                           1,387
Other non-operating income (expense), net            (128)                          4,930
                                               ----------                      ----------
TOTAL non-operating loss                           (7,163)                         (8,699)


          Non-operating results fell from a loss of Ch$7,163 million (US$10.0 million) during 2000 to a loss of Ch$8,699 million (US$ 12.1 million) during 2001. This loss is attributed mainly to: (1) a higher net loss from subsidiaries, that reached Ch$7,616 million, in part due to: (a) a higher loss in Cordillera Comunicaciones Ltda. (cable business), (b) a Ch$2,204 million loss from our investment in Rayen Cura S.A.I.C., and (c) a Ch$298 million loss through Sociedad Anonima Vina Santa Rita S.A for our investment in Vina Dona Paula S.A., the latter two losses resulted form the effects of the Argentine peso devaluation[4]; and 2) higher interest expenses corresponding to a US$100 million syndicated loan maintained by our company. Those losses were offset by an extraordinary income generated from: (1) the sale of 1,834,997 shares of CGE (Compania General de Electricidad), which generated a Ch$2,977 million profit; (2) the joint venture between Crowpla Reicolite S.A. and Envases Multipack S.A., which generated a Ch$2,050 million gain on transfer to the joint-venture during 2001.

Minority Interest

          During 2001, minority interest participation in income was Ch$3,266 million and Ch$2,641 million during 2000. This increase is primarily explained by the improved performance at

_________________
[4] Considering an exchange rate of $1.7 Argentine pesos per U.S. dollar as of Dec. 31, 2001.

Sociedad Anonima Vina Santa Rita S.A., Comunicacion, Informacion, Entretencion y Cultura S.A. and Envases CMF S.A. during 2001.

Income Taxes

          Our tax expense was Ch$5,132 million and Ch$3,876 million in 2001 and 2000, respectively. Our effective tax rate was 19.2% in 2001, as compared to 15.7% in 2000.

Extraordinary Items

          During 2001, we registered an extraordinary income from the reversal of a maintenance provision for Furnace C in our glass container business, that amounted Ch$1,839 million. During 2000, no extraordinary items were recorded.

Net Income

          During 2001, our net income was Ch$18,304 million (US$25.5 million), a 1.1% increase over 2000. This increase is primarily explained by higher operating profits in Sociedad Anonima Vina Santa Rita S.A. and Comunicacion, Informacion, Entretencion y Cultura S.A., as well as by an extraordinary income of Ch$1,837 million generated in the glass division as a result of a reversal of a provision of furnace C, which was originally made for maintenance but was finally rebuilt

          During 2001, Sociedad Anonima Vina Santa Rita S.A's net income was Ch$7,436 million (US$10.3 million), representing a 16.4% increase over 2000. Comunicacion, Informacion, Entretencion y Cultura S.A. recorded a net profit of Ch$271 million (US$0.4 million) in 2001, compared with a Ch$991 million net loss (US$1.4 million) during 2000. Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerias and 50.0% owner of Cordillera Comunicaciones Ltda.) had a net loss of Ch$7,245 million (US$10.1 million) during 2001 compared with a net loss of Ch$4,090 million in 2000. Cordillera Comunicaciones Ltda. (owner of 99.99% of Metropolis-Intercom) posted a net loss of Ch$14,490 million (US$20.2 million) in 2001, compared to a net loss of Ch$7,862 million in 2000. This result is largely explained by: (i) the impact of a loss of Ch$10,132 million in Metropolis-Intercom S.A. (Ch$3,879 million net loss in 2000); (ii) a goodwill amortization charge of Ch$4,073 million, of which Ch$2,549 million originated from the purchase of 40% of Metropolis-Intercom S.A. in July of 2000. The aforementioned acquisition generated goodwill totaling US$70.0 million, which is being amortized over a period of 20 years. Cristalchile Inversiones recorded a net loss of Ch$2,204 million (US$3.1 million) during 2001. Constructora Apoger S.A. recorded a net loss of Ch$4 million and a loss of Ch$10 million in 2001 and 2000, respectively. The plastic container company, Envases CMF S.A., had net income of Ch$1,893 million and Ch$625 million in 2001 and 2000, respectively.

Liquidity and Capital Resources (2002 compared with 2001)

          We generated a net cash flow from operations of Ch$49,376 million in 2002 and Ch$40,468 million in 2001. At December 31, 2002, we had working capital of Ch$137,958 million, compared with working capital of Ch$71,623 million at December 31, 2001. We have historically financed our working capital requirements with cash generated from operations. In the future, we expect to finance our working capital requirements from cash generated by operations. Our management believes that our working capital is sufficient for our present requirements. In the event that cash generated from operations is at any time insufficient to finance our working capital requirements, we would seek to finance such working capital needs through new debt financing].

          Our total consolidated assets increased by 11.7% from Ch$404,922 million at December 31, 2001 to Ch$452,478 million on December 31, 2002.

          Total individual assets for the glass container operations increased by 15.0% from Ch$313,840 million in 2001 to Ch$360,763 million in 2002. This increase in assets is primarily explained by an increase in current assets as a consequence of short-term investments made with part of the funds obtained from a UF 4,200,000 (US$97.9 million) long-term bond issue effected in the local market in August, 2002. Sociedad Anonima Vina Santa Rita's total consolidated assets increased by 3.4% from Ch$118,008 million on December 31, 2001, to Ch$122,079 million on December 31, 2002, reflecting the purchase of winemaking equipment, expansion of the wine storing capacity, planting of land owned by the winery and modernization of productive processes. Comunicacion, Informacion, Entretencion y Cultura S.A.'s total consolidated assets increased to Ch$33,051 million on December 31, 2002 from Ch$28,127 million at December 31, 2001.

          As of December 31, 2002 and 2001, our consolidated ratios of current assets to current liabilities were 4.51:1 and 2.38:1, respectively. Total current assets were Ch$177,258 million and Ch$123,494 million, as of December 31, 2002 and 2001, respectively.

          Total consolidated current liabilities were Ch$39,300 million and Ch$51,871 million as of December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, consolidated long-term liabilities, including minority interest totaled Ch$181,848 million and Ch$133,261 million, respectively.

          Shareholders' consolidated equity increased to Ch$231,330 million as of December 31, 2002 from Ch$219,790 million as of December 31, 2001. Our ratio of debt to equity increased from 0.84:1 on December 31, 2001 to 0.96:1 at December 31, 2002. The main reason behind this increase is a long-term bond placement for 4,100,000 Chilean Unidades de Fomento, or ChUF, (equivalent to US$90.1 million) effected by Cristalerias in August 2002, in the local market. Of the total, ChUF 2,000,000 were placed with a final maturity of 6 years at an annual interest rate of 5.3% and ChUF 2,100,000 were placed with a final maturity of 21 years at an annual interest rate of 6.5%. During September 2002, part of the funds obtained from the bond issuance were used to prepay half (US$50 million) of an existing syndicated loan. The remaining balance of the syndicated loan (US$50 million) was renegotiated during October 2002 with nine international financial institutions, with a final maturity of 5 years, amortizations beginning 42 months from the closing date and at an annual interest rate of LIBOR plus 0.8%.

          Total indebtedness with financial institutions for our company, including accrued interest, was Ch$137,395 million on December 31, 2002 and Ch$104,728 million at December 31, 2001. Short-term indebtedness with financial institutions and the public was Ch$6,320 million at December 31, 2002, which represented the short-term debt and current portion of long-term debt owed to banks and financial institutions and to the public in the form of bonds. At fiscal year end 2002, long-term indebtedness (excluding the short-term portion) totaled Ch$44,278 million in long-term obligations to banks and financial institutions and Ch$88,744 million in long-term obligations to the public represented by bonds. We believe that the terms and conditions of our debt agreements are not out of the ordinary and that we are in compliance in all material respects with such terms and conditions. For further information with respect to the material terms of our and our subsidiaries' indebtedness, see Notes 14 and 15, of the consolidated financial statements.

          During 2002, we incurred capital expenditures of Ch$15,499 million at consolidated level which included Ch$10,300 million (US$14.3 million) related to the glass container business. The latter included US$6.5 million for the partial refurbishing of furnace A and of its glass-forming machines. In 2001, we incurred capital expenditures of Ch$33,712 million at consolidated level and Ch$26,474 million in the glass container business. The latter included the reconstruction and capacity expansion of furnace C.

          A significant amount of our cash equivalents is denominated in U.S. dollars and is maintained in this currency to meet debt service obligations for U.S. dollar denominated debt. As of December 31, 2002, at consolidated level we had Ch$82,871 million (US$115.3 million) in cash, time deposits and marketable securities, a substantial portion of which is available to us for future investments. We believe that cash flow from operations, cash balances, and available lines of credit, will enable our company to meet working capital, capital expenditure and debt service requirements for 2003. Moreover, an integral part of our financial policy is to maintain adequate liquidity while maximizing shareholder value through strategic investments and alliances.

          As of December 31, 2002, there were no significant restrictions on dividends or cash. Moreover, there are no significant commitments for the use of funds in the future.

          The following table presents schedules of contractual obligations and commercial commitments as of December 31, 2002:

                                                                     As of December 31, 2002
                                              -----------------------------------------------------------------------
                                                            Less than 1
          Contractual Obligations                Total          year        1-3 years     4-5 years    After 5 years
--------------------------------------        -------------  -----------   ------------  -----------  ---------------
                                                                          (Ch$ millions)
Long-term Debt                                   139,512         6,309          9,943        71,172         51,907
Capital Lease Obligations                             --            --             --            --             --
Operating Leases                                      --            --             --            --             --
Unconditional Purchase Obligations                    --            --             --            --             --
Total Contractual Cash Obligations               139,512         6,309          9,943        71,172         51,907


Liquidity and Capital Resources (2001 compared with 2000)

          Our total consolidated assets increased by 8.0% from Ch$374,790 million at December 31, 2000 to Ch$404,922 million on December 31, 2001.

          Total individual assets for the glass container operations increased by 7.5% from Ch$291,879 million in 2000 to Ch$313,840 million in 2001. This increase in assets is primarily explained by a US$33 million investment in the glass container business, which includes US$28 million for the reconstruction of and capacity increase of furnace C, which currently has an annual capacity of 90,000 tons. Sociedad Anonima Vina Santa Rita S.A's total consolidated assets increased by 21.6% from Ch$97,013 million on December 31, 2000, to Ch$118,008 million on December 31, 2001, reflecting the purchase of winemaking equipment, expansion of the wine storing capacity, planting of land owned by the winery and modernization of productive processes. Comunicacion, Informacion, Entretencion y Cultura S.A.'s total consolidated assets decreased to Ch$28,127 million on December 31, 2001 from Ch$30,342 million in December 31, 1999.

          As of December 31, 2001 and 2000, our consolidated ratios of current assets to current liabilities were 2.38:1 and 2.46:1, respectively. Total current assets were Ch$123,494 million and Ch$117,553 million, as of December 31, 2001 and 2000, respectively.

          As of December 31, 2001 and 2000, consolidated long-term liabilities, including minority interest, totaled Ch$133,261 million and Ch$117,726 million, respectively. Total consolidated current liabilities were Ch$51,871 million and Ch$47,657 million as of December 31, 2001 and 2000, respectively.

          Shareholders' consolidated equity increased to Ch$219,790 million as of December 31, 2001 from Ch$209,406 million as of December 31, 2000. Our ratio of debt to equity increased from 0.79:1 on December 31, 2000 to 0.84:1 on December 31, 2001. The reason behind this increase is a bond placement for ChUF 1,200,000 effected by Sociedad Anonima Vina Santa Rita S.A on January, 2001, offered at a 6.75% annual interest rate. The proceeds were used to refinance debt.

          Total consolidated indebtedness for our company with financial institutions and the public, including accrued interest, was Ch$104,995 million at December 31, 2001. Short-term indebtedness was Ch$19,130 million, which represented the short-term debt plus current portion of long-term debt owed to banks, financial institutions and the public. At year-end 2001, long-term indebtedness (excluding the short-term portion) was Ch$65,346 million in long-term debt with banks and financial institutions and Ch$20,519 million in long-term obligations with the public represented by bonds. We believe that the terms and conditions of pir debt agreements are not out of the ordinary, and that we are in compliance in all material respects with such terms and conditions. For further information with respect to the material terms of our and our subsidiaries' indebtedness, see Notes 14 and 15, for the consolidated financial statements.

          During 2001, we incurred capital expenditures of Ch$26,474 million in the glass container business. This figure included the reconstruction and capacity expansion of furnace C. In 2000, we incurred capital expenditures of Ch$20,401 million. This figure included a complete additional production line for furnace B, the beginning of the refurbishing of furnace C, the expansion of the raw material mixing plant and a second electrostatic precipitator to reduce emissions of particular materials.

          A significant amount of our cash equivalents is denominated in U.S. dollars and is maintained in this currency to meet debt service obligations for U.S. dollar denominated debt. As of December 31, 2001, at consolidated level our company had Ch$39,751 in cash, time deposits and marketable securities, a substantial portion of which is available to our company for future investments. Moreover, an integral part of our financial policy is to maintain adequate liquidity while maximizing shareholder value through strategic investments and alliances.

          As of December 31, 2001, there were no significant restrictions on dividends or cash. Moreover, there are no significant commitments for the use of funds in the future.

Impact of Chilean Technical Bulletin No. 64 on Inflation and Price-Level Restatement

          As explained in detail in Note 2(e) to the consolidated financial statements, in accordance with the Chilean foreign currency translation standard Technical Bulletin No. 64, we are required to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso, thus reflecting indirectly the gain, or loss, resulting from holding or owning monetary assets and liabilities. For all the above balances, the restatement is based on the variation of the official Consumer Price Index of the National Institute of Statistics, with the exception of inventories, which are restated or adjusted to current cost, whichever is lower, and assets and liabilities in foreign currency, which are adjusted to closing exchange rates.

          Certain companies in Chile finance current assets and fixed assets with short and long-term liabilities in foreign currency. Because assets are generally restated using the Consumer Price Index and liabilities in foreign currencies are restated to closing exchange rates, the price-level restatement line in the income statement is affected by the relationship between local inflation and the U.S. dollar exchange rate for the Chilean peso. The loss registered during 2002 under price-level restatement is basically due to the negative impact of some accounts denominated in foreign currencies. The real depreciation of the Chilean peso against the dollar was approximately 9.7% during the year. Moreover, in 2002, the effect of adjusting shareholders' equity for the local inflation during the year, plus the revaluation of liabilities, was greater than the price-level restatement of non-monetary assets (principally property, plant and equipment) resulting in a loss for monetary correction during the year. This situation reflects the loss of purchasing power of the Chilean peso in comparison to the U.S. dollar. Please, see Note 28 for the consolidated financial statements.

          Because of Chile's history of relatively high inflation, the financial markets have developed a system of borrowing or lending in Unidades de Fomento[5], or UFs. Most long-term assets and liabilities in pesos are indexed in UFs, and the adjustment to the closing value is reflected in the price-level adjustment account. The use of UF-denominated transactions offsets the effect of inflation in the preparation of price-level adjusted financial statements. For example, a company with UF-denominated obligations will record both a financing cost (from the adjustment to the value of the UF due to the effects of inflation) and a price-level gain (from holding a liability during a period of inflation) of comparable amounts, excluding the difference between actual inflation and the inflation rate used for purposes of the UF index, which has a lag of one month. In the case of a UF-denominated asset, the price-level adjustment (a loss) and the UF valuation (a gain) also offset each other, with the exception of the one month lag in the UF index referred to above.

          The actual line-by-line restatement of the principal non-monetary assets and liabilities, equity and income and expense accounts is set forth in the following table:

                                                    2001              2002
                                               ---------------  --------------
Inventories                                           678              732
Fixed Assets                                        3,792            3,733
Investment in Related Companies                     2,420            3,032
Marketable Securities                                 101              116
Short term debtors                                    245              229
Accs. Receivable related companies                      9              717
Long term debtors                                     290                6
Time Deposits                                         204                0
Other non-monetary assets                             312            1,287
Expenses and cost accounts                          1,896            2,748
Equity                                             (6,118)          (6,243)
Obligations with the public                          (597)          (2,341)
Accs payable related companies                         (1)            (648)
Short term provisions                                 (24)              (7)
Short term creditors                                   (2)             (43)
Long term provisions                                 (101)            (106)
Non-monetary liabilities                           (2,851)            (581)
Minority interest                                     (63)            (960)
Income accounts                                    (2,527)          (3,622)
                                                  -------          -------
Income (Loss) from Price Level Restatement         (2,338)          (1,951)

________________
Please, see Note 2(b) and Note 26 of the consolidated financial statements for additional information on the determination of the price-level restatement.


________________
[5]  This index is adjusted on a daily basis.

Impact of Chilean Technical Bulletin No. 64 on Foreign Investments

          In accordance with BT 64, described in Note 2(o) to the consolidated financial statements, the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and which are not considered to be an extension of the parent company's operations, are measured in U.S. dollars. We have recharacterized our foreign investments into U.S. dollars under this requirement as follows:

          - Monetary assets and liabilities are translated at year-end rates of exchange between the United States dollar and the local currency.
          - All non-monetary assets, liabilities, and shareholders' equity are translated at historical rates of exchange between the United States dollar and the local currency.
          - Income and expense accounts are translated at average rates of exchange between the United States dollar and the local currency.
          - The effects of any exchange rate fluctuations are included in the results of operations for the period.

          Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain, or loss, between the Chilean peso and the U.S. dollar are reflected in equity in the account "Cumulative Translation Adjustment"; as the foreign investment itself is measured in U.S. dollars.

          In our opinion, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP.

U.S. GAAP Reconciliation

          The principal differences between Chilean GAAP and U.S. GAAP as they relate to our company are the elimination of reappraisals of fixed assets, the inclusion of overhead costs in inventories, the elimination of provisions for future furnace repairs, the recording of a liability to reflect minimum dividend payments required by law, the recording of deferred taxes, the capitalization of mold equipment, differences in equity-method investments, the accounting for derivatives and the differences in recognition criteria and amortization policies for goodwill. For a more detailed explanation of these differences between Chilean GAAP and U.S. GAAP, see Note 39 of the consolidated financial statements. Pursuant to Chilean GAAP, our financial statements recognize the effects of inflation in accordance with BT 64. As permitted by Form 20-F, the effect of inflation accounting under BT 64 has not been reversed in the reconciliation to U.S. GAAP.

          Net income under U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 was Ch$19,308 million, Ch$15,052 million and Ch$17,703 million respectively. Net income under Chilean GAAP for the years ended December 31, 2000, 2001 and 2002 was Ch$18,098 million, Ch$18,304 million and Ch$17,661 million respectively. Net income under U.S. GAAP was 6.7% higher than under Chilean GAAP in 2000 and 17.8% lower than under Chilean GAAP in 2001. Net income under U.S. GAAP was 0.2% higher than under Chilean GAAP in 2002.

ITEM 6:  Directors, Senior Management And Employees

Directors and Officers of Registrant

          Our company is managed by the board of directors, which, in accordance with the company's by-laws, must consist of ten directors who are elected at the general shareholders' meeting. The entire board of directors is elected every three years. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Our company's executive officers are appointed by the board of directors, and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month, and, occasionally, extraordinary meetings are called when needed by the Chairman of the board of directors.

          Our company's directors and executive officers, as of December 31, 2002, are as follows:

                                                                           Current Position
        Name                             Position                             Held Since
-----------------------------    ----------------------------------------  ----------------
Ricardo Claro Valdes(1)          Chairman of the Board and Director             1975
Baltazar Sanchez Guzman(2)       Vice Chairman of the Board and Director        1995
Joaquin Barros Fontaine          Director                                       1990
Jaime Claro Valdes(1)            Director                                       1988
Patricio Claro Grez              Director                                       1997
Manuel Correa Ossa               Director                                       1986
Juan Agustin Figueroa Yavar      Director                                       1994
Patricio Garcia Dominguez        Director                                       1975
Hernan Somerville Senn           Director                                       1989
Alfonso Swett Saavedra           Director                                       1981
Cirilo Elton Gonzalez            Chief Executive Officer                        1990
Eduardo Acuna Donoso             Technical Manager                              1992
Benito Bustamante Castagnola     Comptroller                                    1981
Jose Miguel Del Solar Concha     Human Resources Manager                        2001
Juan Jose Edwards Guzman         Commercial Manager                             1995
Leonardo Harsch Marschang        Quality Manager                                1998
Danilo Jordan Franulic           Commercial Manager                             1989
Daniel Navajas Urbina            Operations Manager                             1992




                                                                           Current Position
        Name                             Position                             Held Since
-----------------------------    ----------------------------------------  ----------------
Rodrigo Palacios Fitz-Henry      Chief Financial Officer                        2001
Enrique Ide Valenzuela           Financial Adviser                              1996
_________________
(1)  Ricardo Claro Valdes and Jaime Claro Valdes are brothers. Please, see
     "Item 7. Major Shareholders and Related Party Transactions--Control of
     Registrant", for further illustration.
(2)  Mr. Sanchez has been a director of our company since 1990.


          Set forth below is a brief biographical description of the directors and executive officers of our company:

          Ricardo Claro Valdes. Mr. Claro is an attorney and has been a Director and Chairman of the board of directors of our company since 1975. He is a senior partner of Claro y Cia., a Santiago law firm and currently serves as a director and Chairman of the board of directors of Compania Electrometalurgica S.A. and other companies within the Elecmetal Group, including Compania Sud Americana de Vapores, S.A., Sociedad Anonima Vina Santa Rita S.A, Red Televisiva Megavision S.A., Metropolis-Intercom S.A. and Navarino S.A. He is also a director of Sudamericana Agencias Aereas y Maritimas S.A., Vice-President of Fundacion Mar de Chile and director of Fundacion Andes. From 1973 to 1975, Mr. Claro was Economic Advisor to the Minister of Foreign Affairs serving as Ambassador-at-large.

          Baltazar Sanchez Guzman. Mr. Sanchez holds a degree in business administration and has been a Director of our company since 1990, and was elected Vice Chairman of the board of directors in April of 1995. He is Executive Vice President of Red Televisiva Megavision S.A., director of Navarino S.A., Elecmetal, Quemchi S.A., Compania SudAmericana de Vapores, S.A., SudAmericana Agencias Aereas y Maritimas S.A., Sociedad Anonima Vina Santa Rita S.A., Metropolis-Intercom S.A., Ediciones Financieras S.A., ME Global Inc. (U.S.A)(all within the Elecmetal Group), and Chairman of the board of directors of Inversiones Siemel S.A. and Siglo XXI. Mr. Sanchez was the General Manager (Chief Executive Officer) of Vina Sociedad Anonima Vina Santa Rita S.A. (from 1980 to 1983) and of Compania de Petroleos de Chile S.A. (COPEC) (from 1985 to 1990).

          Jaime Claro Valdes. Mr. Claro is an industrial civil engineer and has been a Director of our company since 1988. He is President of ME Global Inc. (U.S.A) and of Quemchi S.A., Vice-President of Compania Electrometalurgica S.A. and Navarino S.A., Director of Vina Los Vascos S.A., Compania Sud Americana de Vapores, S.A., Sudamericana Agencias Aereas y Maritimas S.A., and Envases CMF S.A. within the Elecmetal Group. He is also a director of Southern Peru Copper Corporation (U.S.A).

          Patricio Claro Grez. Mr. Claro is an industrial civil engineer and has been a Director of our company since 1997. He is also a director of Industriales Forestales S.A., Compania Chilena de Fosforos S.A., Cicecorp S.A. and Banco Bice.

          Joaquin Barros Fontaine. Mr. Barros has been a Director of our company since 1990, and is a Director of Navarino S.A. and Envases CMF S.A, Metropolis-Intercom S.A. and Compania Sud Americana de Vapores S.A. within the Elecmetal Group. He is also Executive President of Quilicura S.A. and Compania de Inversiones La Central S.A. He is Chairman of the board of directors of the Instituto Sanitas S.A., Sociedad Anonima Jahuel Aguas Minerales y Balnearios and Productos Quimicos Tanax S.A.C. e I. He is also a director of Vina Santa Emiliana.

          Manuel Correa Ossa. Mr. Correa is an attorney and has been a Director of our company since 1986. He is also director of Maritima de Inversiones S.A., Navarino S.A. within the Elecmetal Group and professor of Tax and Economic Law at the Pontificia Universidad Catolica de Chile and Universidad Los Andes. He is member of Estudio Correa y Lyon, a Santiago law firm.

          Juan Agustin Figueroa Yavar. Mr. Figueroa is an attorney and has been a Director of our company since 1994. He is Chairman of the board of directors of Maritima de Inversiones S.A. and a Director of Elecmetal, Quemchi S.A., Navarino S.A. and Sociedad Anonima Vina Santa Rita S.A within the Elecmetal Group. He is a senior partner of Figueroa y Coddou Abogados, a Santiago law firm. He is also Chairman of the board of directors of Termas de Puyehue S.A. and Full Professor of Procedural Law at the Universidad de Chile. He is also President of the Fundacion Pablo Neruda and Chairman of the Board of Trustees of the Universidad de Santiago. He is a member of the Constitutional Tribunal. From 1990 to 1994, Mr. Figueroa was Minister of Agriculture in the Chilean Government.

          Patricio Garcia Dominguez. Mr. Garcia has been a Director of our company since 1975. Mr. Garcia also serves as a director of Elecmetal, Quemchi S.A., Navarino S.A., Compania SudAmericana de Vapores, S.A. and Sudamericana Agencias Aereas y Maritimas S.A. within the Elecmetal Group, as well as Industrias Alimenticias Carozzi S.A., Empresas Cabo de Hornos S.A., Inversiones Covadonga S.A., Bolsa de Valores de Valparaiso, Compania de Inversiones La Espanola S.A. and Inversiones Hispania S.A.

          Hernan Somerville Senn. Mr. Somerville is an attorney and has been a Director of our company since 1989. In addition, he currently serves as a Director of Maritima de Inversiones S.A., Red Televisiva Megavision S.A. and Sociedad Anonima Vina Santa Rita S.A within the Elecmetal Group; and Director of Corp Banca and Enersis S.A. He is also the Chairman of the Chilean Association of Banks and Financial Institutions and Past President of the Latin-American Association of Banks (FELABAN) and a Partner of Asesorias Financieras Ltda. (FINTEC). From 1983 to 1988 Mr. Somerville was a director of the Central Bank of Chile and chief debt negotiator for the restructuring of Chile's external debt.

          Alfonso Swett Saavedra. Mr. Swett has been a Director of our company since 1981. He serves as a Director of Elecmetal, Quemchi S.A., Navarino S.A., Red Televisiva Megavision S.A. and Sociedad Anonima Vina Santa Rita S.A within the Elecmetal Group. Mr. Swett is Chairman of the board of directors of Forus S.A. and Costanera S.A.C.I. and is Adviser to Sociedad de Fomento Fabril (SOFOFA) and Generacion Empresarial.

          Cirilo Elton Gonzalez. Mr. Elton holds a degree in business administration and has been our company's General Manager (Chief Executive Officer) since 1990. He serves as a director of Maritima de Inversiones S.A., Vice-President of Rayen Cura S.A.I.C., within the Elecmetal Group. Prior to joining our company, he was Chief Executive Officer of Elecmetal, starting in 1982.

          Eduardo Acuna Donoso. Mr. Acuna is a chemist from the Pontificia Universidad Catolica de Chile. He joined our company in 1963 and has served as our company's Technical Manager since 1992.

          Benito Bustamante Castagnola. Mr. Bustamante is a certified public accountant from the Universidad de Chile. He has served as our company's Comptroller since 1981.

          Jose Miguel Del Solar Concha. Mr. Del Solar holds a degree in business administration from the Universidad de Chile and has served as our company's Human Resources Manager since 2001.

          Juan Jose Edwards Guzman. Mr. Edwards holds a degree in business administration from the Universidad de Chile. He has served as our company's Sales Manager since 1995, and has been employed by the company since 1988.

          Leonardo Harsch Marschang. Mr. Harsch holds a degree in chemical engineering from the Universidad de Concepcion and has served as our company's Quality Control Manager since 1998.

          Danilo Jordan Franulic. Mr. Jordan holds a degree in business administration from the Universidad de Chile. He has served as our company's Sales Manager since 1989 and has been employed by the company since 1974.

          Daniel Navajas Urbina. Mr. Navajas is an industrial civil engineer from the Pontificia Universidad Catolica de Chile. He has served as our company's Operations Manager since 1992 and has been in the company since 1969.

          Rodrigo Palacios Fitz-Henry. Mr. Palacios holds a degree in business administration from the Pontificia Universidad Catolica de Chile. He has served as our company's Chief Financial Officer since 2001.

          Enrique Ide Valenzuela. Mr. Ide is an electrical engineer from the Academia Politecnica Naval and holds a master's degree in business administration from Harvard University. He has served as our company's Financial Adviser since 1996. Mr. Ide is also Vice-President of Development of the Elecmetal Group.

Compensation of Directors and Officers

          For the year ending December 31, 2002, the aggregate amount of compensation paid by our company to all directors and executive officers was Ch$1,516 million. Members of the board of directors receive per diem fees and participate in our company's net profits. As a group, directors receive aggregate payments of Ch$742 million corresponding to year 2002. The Chairman of the board of directors receives twice the amount received by any other director. Our company does not maintain any pension or retirement programs for our directors or executive officers. We do not otherwise disclose to our shareholders or make available to the public, information concerning compensation of individual executive officers.

Board of Directors Practices

          We maintain an Audit Committee composed of three members who are also members of the board of directors, and the board of directors appoints them. Members serve for the same amount of time as they serve as directors of Cristalerias de Chile and can be re-elected. According to Article 50 BIS of the Chilean Companies Act, the majority of the members of the Audit Committee must be independent of the controlling shareholder, if possible. The Audit Committee may appoint independent personnel to carry out certain functions. The board of directors, at a meeting held on April 16, 2002, appointed the members of the Audit Committee for year 2002 as follows:

               *    Mr. Juan Agustin Figueroa Yavar; President;
               *    Mr. Joaquin Barros Fontaine; and
               *    Mr. Patricio Claro Grez.

The Audit Committee conducts monthly meetings and its main duties are, among others:

               * Supervising and controlling the proper functioning of our operations;
               * Examining transactions with directors or related companies pursuant to the terms of Article 44 and Article 89 of the Chilean Companies Act;
               * Reviewing the audit reports prepared by the internal controller and supervising the appropriateness of the Controlling Division's attributions; and
               * Interacting with, and propose the name of, the independent auditors and rating agencies.

Employees

          As of December 31, 2002, we have 707 permanent employees, approximately 72.6% of whom were represented by two different labor unions in collective bargaining negotiations with our company. As of December 31, 2002, the average tenure of our full time employees was approximately 12.8 years. We consider our relations with our employees to be good.

          Chilean law protects the right of our workers to bargain collectively and to strike if agreements on labor contracts are not negotiated and reached on a timely basis. We meet periodically with each of the two unions to negotiate the renewal of the current collective bargaining agreements covering our company's employees.

          Good relationships with workers are reflected through the signing of a 4-year collective bargaining agreement with workers' union, "Sindicato de Trabajadores Nro 2" during the year and a 6-year collective bargaining agreement with workers' union, "Sindicato de Trabajadores No 1" in 2001.

          We do not maintain any pension or retirement programs for our employees. Workers in Chile are subject to a national pension law that establishes a system of independent pension plans, which are administered by the pension funds administrators (Administradoras de Fondos de Pensiones). Our company has no liability for the performance of the pension plans, or for any pension payments to be made to the employees. However, we are responsible for declaring (withholding) and paying, on a monthly basis, the social security contributions corresponding to, and forming part of, the pension plan of each employee administered by the relevant pension fund administrator.


ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Control of Registrant

          Since July 6, 1995, we have had a total of 64,000,000 outstanding shares of our common stock, which represents our total registered capital stock.

          The following table sets forth certain information regarding the ownership of our common stock, as of December 31, 2002, with respect to each shareholder (with all directors and executive officers of our company as a group) known to own more than 5% of the outstanding shares of our common stock:

                                                      December 31, 2002
                                            ----------------------------------------
                                             # Of Shares Owned         % Ownership
                                            -------------------      ---------------
Compania Electro Metalurgica S.A.               21,780,001                 34.03
Bayona S.A.                                      5,912,540                  9.24
Servicios y Consultorias Hendaya S.A.            5,679,359                  8.87
Cia. De Inversiones La Central S.A.              4,418,933                  6.90
AFP Provida S.A. Fondo de Pensiones              4,067,179                  6.35
The Bank of New York (1)                         3,652,680                  5.71
________________
(1)  As depositary for the ADRs


          The Elecmetal Group, which includes Elecmetal, Bayona S.A. and Servicios y Consultorias Hendaya S.A., was, as of December 31, 2002, the beneficial owner of approximately 52.14% of the outstanding shares of our common stock of our company, and thereby has voting control of our company.

          Compania Electrometalurgica S.A. is a publicly-held Chilean corporation engaged in steel foundry works and is also involved in a wide range of business activities in Chile through its subsidiaries and affiliates, which together comprise the Elecmetal Group, including: (i) glass and plastic container manufacturing operations (through ownership of a controlling interest in our company); (ii) media and communications (through our 99.9% ownership of Red Televisiva Megavision S.A. and its 50% interest in Cordillera Comunicaciones Ltda.) and (iii) wine production operations (through our 54.1% ownership of Sociedad Anonima Vina Santa Rita S.A). On December 31, 2002, Mr. Ricardo Claro Valdes, the Chairman of the board of directors and a Director of our company, controlled, directly and indirectly, approximately 46.58% of the voting stock of Cia. Electrometalurgica S.A.

          The Elecmetal Group owns a majority of our outstanding shares of our common stock. Consequently, the Elecmetal Group has the power to elect a majority of our directors and to determine the outcome of substantially all matters to be decided by vote of the shareholders. Disposal by the Elecmetal Group of a significant portion of its shares of our common stock could affect the trading price of the common stock on the Santiago Stock Exchange, and consequently, of our ADSs on the New York Stock Exchange, and control of the company. Compania Electrometalurgica S.A. and its subsidiaries and affiliates are free to dispose of their shares of our common stock at will.

Interest of Management in Certain Transactions

          In the ordinary course of our business, we engage in a variety of transactions with affiliates of our company and the Elecmetal Group. For a detailed description of our company's related party transactions, see Note 6 of the consolidated financial statements. The principal transactions with such related parties during the last three fiscal years are as follows:

Sales to Affiliates

          Our company, including Sociedad Anonima Vina Santa Rita S.A, Comunicacion, Informacion, Entretencion y Cultura S.A., Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Constructora Apoger S.A., sells goods and services to certain other companies within the Elecmetal Group and other related parties. Net sales to related parties were Ch$355 million in 2001 and Ch$382 million in 2002.

Purchases from Affiliates

          Our company, including Sociedad Anonima Vina Santa Rita S.A, Comunicacion Informacion Entretencion y Cultura S.A., Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Constructora Apoger S.A., purchases goods and services from other companies in the Elecmetal Group and other related parties. The effect on results of purchases from related parties was a Ch$1,920 million charge in 2001 and a Ch$34 million credit in 2002.

Related company Loans

          During 2002, we did not grant nor receive payments of loans from related companies. The balance of loans to related companies, as of December 31, 2001, is shown in the following table:

                        Loans          Loans Paid        Balance
                         Ch$               Ch$             Ch$
                      -----------    --------------   --------------
Quemchi S.A.            51,500            51,500              --
Envases CMF                 --         1,282,655              --



          Article 89 of the Chilean Companies Act requires that our company's transactions with related parties be on a fair basis, on similar terms to those customarily prevailing in the market. We are required under Article 89 to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to commence. Directors (managers) of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be performed only when the board of directors has previously approved it knowing of such director's interest, and such transaction is subject to fairness conditions similar to those prevailing in the market. According to an amendment introduced to the Chilean Companies Act in December 2000, if the proposed transaction involves amounts considered material, the board of directors must previously declare that such transaction is consistent with fairness conditions similar to those prevailing in the market.

          If it is not possible to reach such a judgment, the board of directors may approve or reject the transaction or appoint two independent appraisers. The appraisers' final conclusion must be presented to the Shareholders and Directors for a period of 20 business days. In this case, the board of directors may only approve or reject the transaction, with the abstention of the interested director, once such period has elapsed. Shareholders representing 5% or more of the issued voting shares may request the board of directors to call for a shareholders' meeting to resolve the matter, with the agreement of two thirds of the issued voting shares. For purposes of this regulation, the law considers that the amount of a proposed transaction must be considered "material" when it exceeds 1% of our company's paid-in capital and reserves, provided that it also exceeds 2,000 UF, and in any event, when it exceeds UF 20,000. All resolutions of the board of directors approving such transactions must be reported to our shareholders at the next annual shareholders' meeting. Violation of Article 44 does not affect the validity of the transaction, but may result in administrative or criminal sanctions and civil liabilities entitling our company, the shareholders or third parties who suffer losses as a result of such violation, to demand damages and reimbursement to our company by the interested director of a sum equal to the benefits received by him, his principal or relatives. We believe that, to the best of our knowledge, we have complied with the requirements of
Article 89 and Article 44 in all transactions with related parties.

ITEM 8:  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 17 and 18 for the consolidated financial statements included within this document.

Dividend Policy and Dividends

Dividend Policy

          Our company's dividend policy is decided upon, from time to time, by the board of directors and is announced at the regular annual shareholders' meeting, which is generally held in April of each year. However, each year, the board of directors must submit to the regular annual shareholders' meeting for shareholder approval a proposal for the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our net income for a given year, except to the extent we have a deficit in retained earnings. Actual dividends paid have averaged 44.6% of our net income for the past five years.

          Dividend payments were approved at the annual ordinary shareholders' meetings, held on April 15, 1997, April 15, 1998, April 13, 1999, April 14, 2000 and April 10, 2001, with respect to our net income for each year. In 1998, the board of directors approved the proposal to distribute 43% of our net income through payment of dividend No. 136. The dividend was approved at the shareholders' meeting held on April 13, 1999. There can be no assurance that future dividends will be paid in an amount exceeding the 30% level required by law. There can also be no assurances that the Chilean Companies' Act or corporate law will remain in effect unaltered going forward. The board of directors has the authority to decide whether such dividend will be paid in the form of interim dividends or a single annual payment.

          In 2002, the shareholders approved at the general shareholders' meeting the payment of the proposed dividend of 50% of the net income for 2002 with the remainder to be deposited into Reserve Funds. The board of directors was authorized to issue provisional dividends against the profits of 2002 and to distribute interim dividends against the Future Dividends Fund without the need to call a new meeting of shareholders for that purpose.

          In 2003, the shareholders approved at the general shareholders' meeting to distribute 40% of the net income for 2003 as a dividend payment, with the remainder to be deposited into Reserve Funds to continue our growth. The board of directors was authorized to issue provisional dividends against the profit of 2003 and to distribute interim dividends against the Future Dividends Fund without the need to call a new meeting of shareholders for that purpose.

          It has been our general practice to pay two to four dividends during each fiscal year. Under this arrangement, one or more interim dividends are paid during the fiscal year, and a final dividend is declared at the annual shareholders' meeting. The final dividend is in an amount which, together with the interim dividends previously paid, is at least sufficient to satisfy the statutory requirement that at least 30% of net income for the year be paid out in dividends. Such final dividend is paid on a date fixed by the board of directors, generally in the month of April.

          The amount and timing for payment of dividends is subject to revision from time to time, depending upon, among other factors, our then-current level of sales, costs, cash flow, and capital requirements, as well as market conditions. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change, and a notice of any such change of policy must be filed with Chilean regulatory authorities and would be publicly available information. Notice of such a change of policy would not, however, be sent to each shareholder or ADR holder. Accordingly, there can be no assurance as to the amount or timing of declaration or payment of dividends in the future.

          Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The holders of ADRs on the applicable record dates for the ADSs will be entitled to all dividends paid after their acquisition of the ADRs.

Dividends

          The following table sets forth the dividends per share paid in terms of that year's net income for each of the years indicated. The table includes interim dividends and final dividends for the years indicated. The final dividend is declared and paid after the annual ordinary shareholders' meeting is held during March or April of the subsequent year. Information in U.S. dollars is also presented on the aggregate dividends per ADS (each ADS representing three shares of our common stock).

          The following information comprises actual historical amounts not restated in constant pesos:

                                           Per Share (1)                Per ADR (1)(2)
                                 ---------------------------------     ----------------
Year ending December 31,           Ch$ (3)               US$ (4)            US$ (4)
-------------------------        -----------          ------------     ----------------
1997                                73.00                 0.168               0.504
1998                               111.00                 0.235               0.705
1999                               123.10                 0.232               0.697
2000                               132.57                 0.228               0.685
2001                               138.10                 0.210               0.630
2002                               137.35                 0.192               0.577
__________________
(1)  The dividend is proposed by the board of directors and voted on and declared by the shareholders at each annual shareholders meeting. Payment is made to all holders of record on a subsequent date.
(2)  Amounts shown do not reflect reductions for any applicable Chilean
     Withholding Taxes.
(3)  Represents dividends paid with respect to each year's net income in historical Chilean pesos.
(4)  Translated into U.S. dollars at the historical Observed Exchange Rates on the respective dates of payment of dividends.


          As a general requirement, shareholders who are not residents of Chile must register as a foreign investor under one of the foreign investment regimes contemplated by Chilean law to receive dividends, sales proceeds or other distributions with respect to their shares remitted outside of Chile through the Formal Exchange Market. Under the ADR facility, the depositary, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividend distributions from pesos to dollars and to pay such dollars to ADR holders outside of Chile. Please, see "Item 10. Additional Information--Exchange Controls and Other Limitations Affecting Stockholders", for further illustration. Dividend distributions received in respect of shares of our common stock by holders, including holders of ADRs, who are not Chilean residents, are subject to Chilean withholding tax. Please see "Item 10. Additional Information--Taxation", for further illustration.

Legal Proceedings

          On May 18, 1998, Cordillera Comunicaciones Ltda., Holdings, Bresnan International Partners, Comunicaciones de Chile Uno Limitada, and Cristalchile Comunicaciones S.A. (the "Plaintiffs") commenced arbitration proceedings in Chile against Intercom, Invercom, and Compania de Telecomunicaciones de Chile S.A. (the "Defendants") to resolve a dispute among the parties concerning the development of internet services through Metropolis-Intercom S.A. On February 7, 1996, in order to develop certain businesses through Metropolis-Intercom S.A., the parties formed Metropolis-Intercom Holding S.A. and Metropolis-Intercom S.A., and entered into the following agreements: (i) a shareholders' agreement among Cordillera Comunicaciones Ltda., Holdings, Bresnan International Partners, Comunicaciones de Chile Uno Limitada, Cristalchile Comunicaciones S.A., Intercom, Invercom and Metropolis-Intercom Holding S.A.; (ii) a letter of agreement among the parent companies of the parties to this shareholders' agreement; (iii) a network purchase agreement between Cordillera Comunicaciones Ltda. and Compania de Telecomunicaciones de Chile S.A. pursuant to which Compania de Telecomunicaciones de Chile S.A. agreed to purchase Cordillera Comunicaciones Ltda.'s network and (iv) a 30-year renewable service agreement between Compania de Telecomunicaciones de Chile S.A. and Metropolis-Intercom S.A. pursuant to which Compania de Telecomunicaciones de Chile S.A. agreed to provide Metropolis-Intercom S.A. with transmission services (the foregoing agreements, collectively referred to as the relevant agreements). The Plaintiffs contended, among other things, that the Defendants refused to develop the Internet business through Metropolis-Intercom S.A. as contemplated in the relevant agreements. Accordingly, the Plaintiffs demanded in the arbitration the specific performance by the Defendants of the relevant agreements and the bylaws of Metropolis-Intercom Holding S.A. and Metropolis-Intercom S.A. If the foregoing was not feasible, the Plaintiffs demanded the recission of the relevant agreements, and sought, among other things, the return of the network that Compania de Telecomunicaciones de Chile S.A. purchased from Cordillera Comunicaciones Ltda. pursuant to the network purchase agreement. In each case, the Plaintiffs sought to recover US$100,000,000 in liquidated damages under the shareholders' agreement and any other damages that the Defendants may have caused. In addition, the Plaintiffs sought to recover from the Defendants certain amounts owing under the network purchase agreement.

          On August 28, 1998, the Defendants answered the claim denying its merits. With the answer, the Defendants also filed a counterclaim against the Plaintiffs seeking to recover US$100,000,000 in liquidated damages and any other damage that the Plaintiffs may have caused under the shareholders' agreement on the grounds that, in their view, the Plaintiffs, and not the Defendants, breached the shareholders' agreement.

          On December 18, 1998, during the pendency of the arbitration, the Defendants were prohibited from providing internet services through the cable network used for cable television. In December 1999, the arbitrator, Mr. Urrejola, ordered an injunction that prohibited Compania de Telecomunicaciones de Chile S.A. from developing Internet services via any means other than telephone lines.

          On May 18, 2000, our company, through our unconsolidated subsidiary, Cordillera Comunicaciones Ltda., which owned 60% of Metropolis-Intercom S.A., announced it had judicially settled the arbitration. Pursuant to the settlement, Cordillera Comunicaciones Ltda. agreed to acquire the 40% interest of Metropolis-Intercom S.A. owned by Compania de Telecomunicaciones de Chile S.A. Cordillera Comunicaciones Ltda. is 50% owned by our subsidiary Cristalchile Comunicaciones S.A. and 50% owned by Liberty Media International.

          The settlement required a total of US$270 million to be paid by our unconsolidated subsidiary, Cordillera Comunicaciones Ltda. for the following:
(i) the acquisition of the above-mentioned 40% interest in Metropolis-Intercom S.A.; (ii) the acquisition of 100% of the HFC network used by Metropolis-Intercom S.A. and its associated assets; and (iii) the acquisition of 100% of the Plataforma Tecnica Red Multimedia S.A., a subsidiary of Compania de Telecomunicaciones de Chile S.A. that provides installation and maintenance services for the HFC Network.

          It was also agreed that Compania de Telecomunicaciones de Chile S.A. would grant Metropolis-Intercom S.A. the use of sections of its fiber optic network, chambers, pipes, and access to buildings, spaces, and services in Compania de Telecomunicaciones de Chile S.A.'s facilities for approximately US$4 million.

          Before the execution of definitive settlement agreements, the parties agreed to follow such steps as may be required by the Chilean antitrust authorities, and to perform customary due diligence.

          The settlement amount was paid as follows: (i) US$250 million 90 days after execution of definitive settlement agreements and (ii) US$20 million to be paid at the end of the fifth year after execution of definitive settlement agreements with interest at the rate of 6% per year.

          In addition to the foregoing, we are a party to certain legal proceedings arising in the ordinary course of business. Other than as described in this annual report, we are not aware of any litigation or arbitration proceedings which we believe will have a material adverse effect on our company.

ITEM 9:  THE OFFER AND LISTING

Nature of Trading Market

          Our company's shares of common stock are listed on the Santiago Stock Exchange and the Electronic Stock Exchange of Chile of Chile. Since January 24, 1994, our company's ADSs, each one representing three shares of common stock, have been listed on the New York Stock Exchange trading under the symbol "CGW." The ADSs have been issued by The Bank of New York in its role as the depositary. In 2002, the Chilean stock market accounted for approximately 57.7% of the trading volume of the common stock, while 42.3% of the trading took place on the New York Stock Exchange.

          The table below shows the high and low closing prices of the common stock in Chilean pesos, and the common stock trading volume on the Santiago Stock Exchange for the periods indicated. It also shows high and low trading prices expressed in historical Ch$:

                                                      Ch $ Per Share(1)
                                  Share           ---------------------------
                                  Volume           High                Low
                                 ---------        -------            --------
1997.......................      3,052,833         3,500              1,950
1998.......................      6,088,707         2,350              1,715
1999.......................      2,969,005         2,780              1,995
2000.......................      5,103,766         3,820              2,580
2001
1st quarter................      1,088,956         3,576              3,300
2nd quarter................      1,203,574         4,250              3,319
3rd quarter................      1,061,362         4,700              4,050
4th quarter................      1,146,719         4,450              3,620
2002
1st quarter................        747,220         4,550              4,100
2nd quarter................      1,045,483         4,200              3,800
3rd quarter................      2,570,569         3,936              3,499
4th quarter................      1,014,451         4,450              3,600
December 2002..............         78,181         4,450              4,030
January 2003...............        253,691         4,650.1            4,450
February 2003..............        121,619         4,650              4,600
March 2003.................        139,330         4,630              4,580
April 2003.................        119,156         5,450              4,580
May 2003...................        315,647         6,100              5,405
________________
(1) Chilean pesos per share of common stock reflect nominal price on trading date.
     Source: Santiago Stock Exchange.


          The table below shows the high and low closing prices of the common stock in Chilean pesos, and the trading volume on the Electronic Stock Exchange of Chile of Chile for the periods indicated. It also shows high and low trading prices expressed in historical Ch$:

                                                      Ch $ Per Share(1)
                                  Share           ---------------------------
                                  Volume           High                Low
                                 ---------        -------            --------
1996.......................      3,701,482         3,285              2,490
1997.......................      2,247,362         3,450              1,975
1998.......................      1,576,038         2,350              1,720
1999.......................        691,236         2,665              2,010
2000.......................      1,175,055         3,700              2,750
2001
1st quarter................        115,636         3,550              3,370
2nd quarter................      1,058,258         4,245              3,401
3rd quarter................        506,232         4,680              4,058
4th quarter................        868,881         4,325              3,630
2002
1st quarter................        312,687         4,530.00           4,083.89
2nd quarter................        417,780         4,159.76           3,767.88
3rd quarter................         75,493         3,900.00           3,499.90
4th quarter................        183,170         4,300.00           3,650.00
December 2002..............          3,500         4,300.00           4,300.00
January 2003...............         20,937         4,650.00           4,530.00
February 2003..............         20,096         4,654.00           4,630.00

                                                      Ch $ Per Share(1)
                                  Share           ---------------------------
                                  Volume           High                Low
                                 ---------        -------            --------
March 2003.................          5,000         4,600.00           4,600.00
April 2003.................          9,109         5,295.00           5,000.00
May 2003...................        147,709         6,060.00           5,358.20
_______________
(1) Chilean pesos per share of common stock reflect nominal price on trading date.
     Source: Electronic Stock Exchange of Chile of Chile.


          Chilean securities markets are substantially smaller, less liquid, and more volatile than the main securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately Ch$34.3 trillion (US$47.7 billion), as of December 30, 2002, and an average monthly trading volume of Ch$204 billion (US$284 million) during 2002.

          Trading activity on the Santiago Stock Exchange is on the average substantially less than it is on the principal national securities exchanges in the United States. For the year ending December 31, 2002, only approximately 10% of the securities listed on the Santiago Stock Exchange traded on an average of 90% or more of the trading days. We estimate that for the year ending December 31, 2002, our shares were traded on the Santiago Stock Exchange an average of approximately 64.7% of such trading days. The concentrated holding of our company's common stock, as well as the market's limited liquidity, may impair the ability of a holder of American Depositary Receipts, or ADRs, evidencing ADSs, to sell the underlying common stock in the Chilean stock market, in the amount, and at the price and time as such holder wishes, which could significantly increase the volatility of the ADSs' price. Prior to the Combined Offering at the New York Stock Exchange and at the Santiago Stock Exchange, there had not been a public market in the United States for ADSs or common stock.

          The table below shows the high and low closing prices for the ADSs on the New York Stock Exchange and the trading volume of the ADSs on the New York Stock Exchange for the periods indicated:

                                                       US$ Per ADS(1)
                               ADS Trading         --------------------------
                                 Volume               High             Low
                               -----------         ---------        ---------
1996.......................     4,010,000            24.88            18.00
1997.......................     2,044,200            25.38            18.13
1998.......................     4,537,000            15.50            10.50
1999.......................     8,640,300            16.50            12.44
2000.......................     4,134,800            22.25            14.50
2001
1st quarter................       751,900            19.20            17.13
2nd quarter................       777,200            20.35            16.25
3rd quarter................       414,900            20.75            18.20
4th quarter................       583,400            19.25            15.10
2002
1st quarter................       295,700            20.05            18.70
2nd quarter................       351,100            19.09            16.35
3rd quarter................       657,500            16.35            15.13
4th quarter................       255,500            18.65            14.85
December 2002..............        17,900            18.65            16.80
January 2003...............        38,600            19.26            18.60
February 2003..............        31,600            19.15            18.10
March 2003.................        28,900            19.05            18.25
April 2003.................        37,200            22.00            19.15
May 2003...................       122,900            26.50            21.71
________________
(1) Trading began on January 24, 1994.

          It is not practical for us to determine the proportion of ADSs beneficially owned by U.S. residents.

          The Santiago Stock Exchange was established in 1893, and it is a private company whose equity consists of 48 shares held by 46 shareholders. The Santiago Stock Exchange comprised 245 companies with listed shares as of December 30, 2002. The Santiago Stock Exchange is Chile's principal exchange, and it accounted for approximately 72.6% of the equity trading volume in Chile during 2002. Approximately 25.9%, of equity trading is conducted on the Electronic Stock Exchange of Chile, an electronic trading market, which was created by banks and non-member brokerage houses, and 1.5% on the Valparaiso Stock Exchange. Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold, options, futures, and U.S. dollars are traded on the Santiago Stock Exchange. There are two stock price indices for the Santiago Stock Exchange: the Indice General de Precios de Acciones, or General Stock Price Index or IGPA, and the Indice de Precios Selectivo de Acciones, or Selective Stock Price Index or IPSA. The IGPA is calculated using the prices of 163 issues and is divided into five main sectors: banks and finance, farming and forestry products, mining, industrials, and miscellaneous. The IPSA is a major company index, currently including the Santiago Stock Exchange's 40 most active stocks. Our company's stock is included in the IGPA, but not in the IPSA.

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

          The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

                              Market            Trading
                           Capitalization(1)    Volume(2)        Daily
                            (US$ billion)     (US$ million)   IPSA Index(3)
                           -----------------  -------------   -------------
As of:
December 31, 1991.......        28.2            1,908.7         266.18
December 31, 1992.......        29.7            2,061.9         322.61
December 31, 1993.......        44.8            2,625.8         544.34
December 31, 1994.......        67.9            5,645.6         773.56
December 31, 1995.......        73.1           11,176.1         782.83
December 31, 1996.......        65.8            8,470.2         690.49
December 31, 1997.......        69.5            6,869.2         779.57
December 31, 1998.......        52.0            4,417.3         603.14
December 31, 1999.......        68.2            6,601.0         862.78
December 31, 2000.......        60.4            5,878.0         831.43
December 31, 2001.......        55.9           26,787.0         907.09
December 31, 2002.......        47.7            3,408.0       1,000.00
________________
(1) U.S. dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2)  Reflects annual trading volume of stock for 1991 to 2002.
(3)  Index base = 100 on December 31, 1990.
     Source:  Santiago Stock Exchange.


ITEM 10:  ADDITIONAL INFORMATION

Foreign Exchange Controls

          Pursuant to the provisions of Chapter II of the new Compendium of Foreign Exchange Regulations of the Central Bank of Chile, or the New Compendium, that became effective on April 19,

2001, the foreign investments and remittances effected under the same are not subject to currency exchange controls in Chile, except that such operations must (i) be effected exclusively through the Formal Exchange Market and (ii) be reported to the Central Bank in the fashion established for said purpose. On January 23, 2002, the Central Bank agreed that, effective March 1, 2002, amendments would be introduced to the New Compendium, which generally simplified foreign exchange operations.

          In the case of our company, however, the ADR facility was subject to further regulations as governed by the former Compendium of Foreign Exchange Regulations in effect prior to April 19, 2001; in fact, the ADR system was the subject of an agreement, known as the Chapter XXVI agreement, between Citibank N.A. (replaced by The Bank of New York in October 2000) in its role as depositary for the common stock represented by the ADSs, our company and the Central Bank of Chile, effected on January 25, 1994, pursuant to Article 47 of the Ley Organica Constitucional regulating the Central Bank of Chile, in connection with Chapter XXVI, Title I of the Compendium of Foreign Exchange Regulations, or Chapter XXVI, in force through April 18, 2001, with regard to the issue of ADSs through a Chilean company; the Chapter XXVI agreement seeks to grant the depositary and ADR holders access to the Formal Exchange Market in Chile.

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

          In spite of the fact that on April 19, 2001, the Central Bank eliminated Chapter XXVI from the New Compendium, all contracts executed under the provisions of Chapter XXVI remain in full force and effect and continue to be governed by the provisions, and continue to be subject to the restrictions, set forth in said Chapter XXVI and the relevant Chapter XXVI agreement. Accordingly, pursuant to Chapter XXVI, investments carried out under the same are subject to the regulations described below and not to the current regulations summarized in the preceding paragraph. The following is a summary of some of the relevant provisions contained in our Chapter XXVI agreement, a copy of which was registered as an annex in the Registration Statement. According to Chapter XXVI and our Chapter XXVI agreement, the Central Bank of Chile has agreed to authorize the depositary, on behalf of the holders of ADRs and any other investor who is not a resident of Chile nor is domiciled in said nation, to withdraw the ADRs (such common stock is referred to in this annual report as withdrawn stock) with access the Formal Exchange Market to convert Chilean pesos into U.S. dollars (and remit those dollars outside of Chile) for the common stock represented by the ADS or the withdrawn stock, including those amounts received as (i) cash dividends, (ii) funds collected from the transfer in Chile of withdrawn stock subject to receipt from the Central Bank of a Withdrawn Share stockholder certificate (or from an institution authorized by the Central Bank) indicating that the residence and domicile of said holder are outside of Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm incorporated in Chile) that said withdrawn stock was transferred on a Chilean stock exchange, (iii) funds collected from the transfer in Chile of the right to subscribe free-of-payment common stock, (iv) funds collected from the liquidation, merger or consolidation of our company and (v) other distributions, including, without limitation, those stemming from any capitalization as a result of the holding of our common stock represented by ADS or withdrawn stock.

          The assignees of withdrawn stock are not authorized to access any of the preceding rights pursuant to Chapter XXVI. Investors who receive withdrawn stock in exchange for ADRs have the right to redeposit said shares in exchange for ADRs, so long as the conditions for redepositing are met.

          Chapter XXVI provides that access to the Formal Exchange Market, in connection with dividend payments, will be conditioned upon certification by our company to the Central Bank that a dividend payment has been made, and any applicable tax has been withheld. Chapter XXVI also provides that access to the Formal Exchange Market, in connection with the sale of Withdrawn Shares, or distribution thereon, will be conditioned upon receipt by the Central Bank of certification by the depositary that such Shares have been withdrawn, in exchange for delivery of the pertinent ADRs, and receipt of a waiver of the benefit of the Chapter XXVI agreement with respect thereto, until such Withdrawn Shares are redeposited.

          Chapter XXVI requires an individual who brings foreign currency into Chile to convert it to Chilean pesos on the same date and invest in common stock within five banking days in order to receive the benefits of the Chapter XXVI agreement. Should said individual decide, within that period, not to acquire common stock, the individual may access the Formal Exchange Market to reacquire U.S. dollars so long as the corresponding request is filed with the Central Bank within seven banking days of the initial conversion to pesos. The shares acquired, as described above, can be deposited for ADRs and holders can receive the benefits of the Chapter XXVI agreement, subject to the receipt by the Central Bank of a certificate from the depositary indicating that said deposit has been made along with a receipt for a statement by the individual making the deposit in which the individual waives the benefits of the Chapter XXVI agreement with regard to the common stock deposited.

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

          In keeping with Chilean law, the Chapter XXVI agreement cannot be modified unilaterally by the Central Bank. In addition, legal precedent exists to indicate that the agreements signed under Chapter XXVI cannot be invalidated by future legislative changes. Nonetheless, there can be no assurances that additional Chilean restrictions on the holders of ADRs, the transfer of supporting common stock or the remittance of funds secured via such transfer may not be imposed in the future, nor is it possible to assess the duration or effect of such restrictions should they be imposed. If, for any reason, including changes to the Chapter XXVI agreement or Chilean law, the depositary is unable to convert Chilean pesos into U.S. dollars, investors would receive dividends and other distributions in Chilean pesos. From this perspective, the standing of investors under a Chapter XXVI agreement is more advantageous than that of those who invest under the regulations contained in the New Compendium, given that the latter are not protected by a Chapter XXVI agreement with the Central Bank and, therefore, the general conditions applicable to access to the Formal Exchange Market could be subject to modifications adopted by the Central Bank which could affect those investors who bring in and liquidate foreign currency positions subsequent to said modification.

          According to the regulations issued by the Central Bank that took effect on April 19, 2001, the entry of foreign currency into Chile for the purpose of acquiring stock in a listed corporation will not be subject to a mandatory deposit, or reserve requirement, with the Central Bank. The Central Bank is entitled, however, to establish a reserve requirement at any time in the future. The reserve requirement is also not applicable to the entry of foreign currency into Chile for the purpose of acquiring stock in a listed corporation that is a party to a Chapter XXVI agreement, so long as said acquisition of shares has been effected in keeping with the provisions of said Chapter XXVI agreement.

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

Other Limitations

Dividend Policy

          In accordance with Chilean law and our by-laws, we must distribute cash dividends equal to at least 30% of our annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the shares of common stock (see "Item 8. Dividend Policy and Dividends. Dividend Policy"). If there is no net income in a given year, we can elect, but are not legally obligated, to distribute dividends out of retained earnings. We may grant an option to our shareholders to receive any dividend in excess of 30% in cash in our own shares or in shares of open stock corporations held by our company. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. An U.S. holder of ADSs may, in the absence of an effective registration statement under the U.S. Securities Act of 1933, as amended, or an available exemption from the registration requirement thereunder, effectively be required to elect to receive a dividend in cash.

Exchange Rates

          All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market. See "Item 3. Key Information--Risk Factors".

Share Capital

          Pursuant to Article 12 of the Securities Market Law and Circular 585 of the Superintendencia de Valores y Seguros, certain information must be reported to the Superintendencia de Valores y Seguros and Chilean Stock Exchanges with regard to transactions involving the shares of listed stock corporations (sociedades anonimas abiertas). Given that ADRs are considered to represent common stock that support ADSs, trading of ADRs is subject to these reporting requirements. As per the aforementioned Article 12, (i) individuals who directly or through other individuals or corporations hold 10% or more of the subscribed capital of a company whose shares are listed on the Superintendencia de Valores y Seguros Securities Registry or who, as a result of stock acquisitions, come to hold said percentage, and (ii) the directors, liquidators, senior executives, general manager and managers, as the case may be, of said corporations, independent of the number of shares they hold, must report to the Superintendencia de Valores y Seguros and the Chilean stock exchanges on which that corporation's stock is traded all acquisitions, direct or indirect transfers of shares effected by the corporation within two exchange business days as of the corresponding trade. The aforementioned shareholders must also report whether the acquisition was effected with the intent of acquiring control of the corporation, or whether it was simply a financial investment.

          In accordance with Article 54 of the Securities Market Law, modified by Law No. No. 19,705 of December 20, 2000, any individual or entity who directly or indirectly seeks to take over control of a listed corporation that is offering its shares in a public tender, must report said intent to the general public in advance. For said purpose, a written communication shall be sent to the listed corporation targeted for control, to its controlling and controlled corporations, to the Superintendencia de Valores y Seguros and, lastly, to the exchanges on which the stock of the corporation whose control is sought is traded. Furthermore, a prominent announcement must be published in two newspapers that circulate nationwide. The aforementioned communication and publication, indicating at least price and other essential conditions of the corresponding negotiation, must be effected at least ten business days prior to the date upon which the trade is intended to occur and, in any case, as soon as negotiations aimed at securing control commence. In addition, the effective takeover of control must be reported (via communication to the same individuals indicated above and with announcements in the same newspapers) within two business days of the closure of the deal. Lastly, if the intent is to secure control via a public tender offer, the preceding regulations shall not apply. Rather, in such cases, the applicable regulations will be those contained in Title XXV of the Securities Market Law, introduced in conjunction with the aforementioned Article 54 of the Securities Market Law, modified by Law No. No. 19,705 of December 20, 2000.

          Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Superintendencia de Valores y Seguros provide that the following transactions, performed directly or indirectly, shall be carried out through a tender offer:

* An offer which allows a person to take control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

* An offer for all the outstanding shares of a publicly traded company upon acquiring two thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition); and

* An offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75.0% or more of the consolidated net worth of the holding company.

          Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or higher than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of our company be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

          Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in a shareholders meeting of the corporation, or to elect the majority of members of its boards of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group holding, directly or indirectly, at least 25.0% of the voting share capital, unless:

     * Another person or group of persons acting pursuant to joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person;

     * The person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital; and

     * In cases where the Superintendencia de Valores y Seguros has ruled otherwise, based on the distribution or atomization of the overall shareholding.

          According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the time and whereby they agree to participate with the same interest in the management of the corporation or taking control of the same. The law presumes that such an agreement exist between:

     *    A principal and its agents;

     *    Spouses and relatives up to certain level of kindred;

     *    Entities within the same business group; and

     *    An entity and its controller or any of its members.

          Likewise, the Superintendencia de Valores y Seguros may determine that a joint action agreement exists between two or more entities considering, among others, the number of companies in which they participate, the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders meetings.

          According to Article 96 of the Chilean Securities Market Law, a business group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interest of the group, or that there are common credits risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

     *    A company and its controller;

     *    All the companies with a common controller and the latter; and

     * All the entities that the Superintendencia de Valores y Seguros declares to be part of the business group due to one or more of the following reasons:

     * A substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

     * The company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor;

     * When the controller is a group of entities, that the company is a member of a controller of the entities mentioned in the first two bullets above and there are grounds to include it in the business group; or

     * When the controller is a group of entities, that the company is controlled by a member of the controlling group and there are grounds to include it in the business group.

          The Chilean Companies Act requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares. U.S. holders of ADSs are not entitled to exercise the preemptive rights unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirement thereunder is available. At the time of any preemptive rights offering, we intend to evaluate the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to us of enabling the exercise by the holders of ADSs of such preemptive rights, and any other factors we consider appropriate at the time to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed. If no registration statement is filed, the depositary will attempt to sell affected ADS holders' preemptive rights in a secondary market (if one exists) and distribute the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell such preemptive rights, the rights may be allowed to lapse with no consideration to be received by the affected ADS holders.

          Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders within a 30-day period following publication of the relevant option. During such period, and for an additional 30-day period thereafter, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on terms that are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms if the shares are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

Dissenting Shareholders

          The Chilean Companies Act establishes that, should an extraordinary meeting of shareholders adopt any of the resolutions presented below, the dissident shareholders have the right to withdraw from a Chilean company and require that we repurchase our shares, subject to compliance with certain terms and conditions described below unless said right to withdraw is suspended, in the case of bankruptcy or agreements with creditors. To exercise said rights, ADR holders must first withdraw the shares represented by their ADRs, pursuant to the terms of the depositary agreement. Dissident shareholders are defined as those who vote against a resolution that results in the right to withdraw or, should they be absent from said meeting, those who declare their opposition to the resolution to us in writing within the following 30 days. Dissenting shareholders must complete their right to withdraw by offering their shares to us within 30 days of the adoption of the resolution.

          The resolutions that could trigger the right of the shareholder to withdraw are as follows:

          (a) The transformation of our company into an entity that is not a listed corporation regulated by the Chilean Companies Act;

          (b)  Merger of our company with or into other companies;

          (c) The transfer of 50% or more of corporate assets according to the terms stated in Article 67 No9 of the Chilean Companies Act;

          (d) The granting of real or personal guarantees for third-party obligations that exceed 50% of corporate assets;

          (e) The adoption of preferential rights for a given class of shares or a modification to existing rights, in which case the right to withdraw shall only be applicable for those dissident shareholders from the class of shares negatively impacted;

          (f) The reorganization of the nullity of our corporation due to formal errors in our incorporation or the modification of our by-laws granting this right; and

          (g)  All other cases established by law or in our by-laws.

By legal means, the dissident shareholders shall have the right to withdraw if we fail to comply with the conditions to be considered a listed stock corporation and, in addition, if the extraordinary meeting of shareholders agrees, via a two-thirds vote of eligible shareholders, that we should cease to adhere to the regulations applicable to listed stock corporations. In addition, if, as a consequence of any acquisition, an individual secures or surpasses holdings of two thirds of the shares, said individual shall have a period of 30 days as of the acquisition to effect an offer for the remaining shares under the conditions established by law. Should said offer fail to be effected within the established timeframe, the aforementioned right to withdraw shall become effective for the remaining shareholders. Lastly, it should be noted that our by-laws do not include additional grounds for withdrawal.

          Under Article 69 BIS of the Chilean Companies Act, the right to withdraw is also granted to shareholders, other than the Administradoras de Fondos de Pensiones, or AFPs, subject to certain terms and conditions, if we are controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of our stock from first class, because of certain actions specified in Article 69 BIS and undertaken by our company or the Chilean government that negatively affect and substantially impact the earnings of our company. Shareholders must perfect their withdrawal rights by tendering their shares to us within 30 days of the date of the publication or of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking
Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If the Superintendencia de Valores y Seguros determines that the shares are not actively traded the price shall be the book value.

Voting of Shares of Common Stock

          The depositary will mail to all holders a notice containing the information, or a summary thereof, included in any notice of a shareholders meeting received by the depositary, and a brief statement, as to the manner in which each such holder may instruct the depositary to exercise voting rights in respect of shares of our common stock, as represented by ADSs held by the holders. Holders on the record date set by the depositary are entitled to instruct the depositary in writing, subject to the terms of Chilean law, our by-laws and the deposit agreement, as to the exercise of voting rights attached to the deposited shares of our common stock, and upon receipt of such instructions the depositary has agreed that it will endeavor, insofar as practicable, to vote or cause to be voted the shares of our common stock underlying such holders' ADRs in accordance with such written instructions.

          The depositary has agreed not to, and shall instruct the Custodian and each of its nominees, if any, not to vote the shares of our common stock, or other deposited securities represented by the ADSs evidenced by an ADR other than in accordance with such written instructions from the holder. The depositary may not itself exercise any voting discretion over any shares of our common stock deposited with it under the ADR facility. If no instructions are received by the depositary from a holder with respect to any of the deposited securities represented by the ADSs evidenced by such holder's ADRs, on or before the date established by the depositary for such purpose, the depositary shall deem such holder to have instructed the depositary to give a discretionary proxy to a person designated by our company to vote the underlying shares.

Disclosure

          Holders of ADRs are subject to certain provisions of the rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, as amended, relating to the disclosure of interests in the shares of our common stock. Any holder of ADRs, who is, or becomes, directly or indirectly, a 5% owner (or such other percentage as may be prescribed by law or regulation), of the outstanding shares of our common stock, must within ten days after becoming a 5% owner (and thereafter, upon certain changes in such interests) notify us, any U.S. securities exchange on which the ADRs (or shares of our common stock) are traded and the Securities Exchange Commission, as required by such rules and regulations. In addition, holders of ADRs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities Market Law, which may apply when a holder beneficially owns 10% or more of the common stock or has the intent to take control of our company, as described under "Share Capital" above.

Taxation

Chilean Tax Considerations

          The following discussion summarizes the material consequences to ADR holders of Chilean income tax laws presently in force, including Ruling No. 324 (January 29, 1990), of the Chilean Internal Revenue Service. The discussion sets forth the material Chilean income tax consequences of an investment in the ADSs or shares of our common stock by a person who is neither domiciled in nor a resident of Chile for tax purposes (a "foreign holder"). It is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

          Under Chilean law, provisions contained in statutes, such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes, and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application, and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations, and interpretations, but Chilean tax authorities may change said rulings, regulations, and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

Cash Dividends and Other Distributions

          Cash dividends paid by our company with respect to the ADSs, or shares of our common stock, held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by our company (the "Withholding Tax"). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by our company on the income to be distributed (the "First Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all our distributable income, the credit for First-Category Tax paid by our company is proportionately reduced. Presently, the maximum First-Category Tax rate is 16.5%; it will be 17.0% during 2004 and onwards. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 16.5% and a distribution of 30% of the net income of our company distributable after payment of the First Category Tax:

Company taxable income                                       100.0
First Category Tax (16.5% of Ch$100)                         (16.5)
Net distributable income                                      83.5
Dividend distributed (30% of net distributable income)        25.05
Withholding Tax (35% of the sum of Ch$25.05 dividend
  plus Ch$4.95 First Category Tax paid)                      (10.5)
Credit for 30% of First Category Tax                           4.95
Net additional tax withheld                                   (5.55)
Net dividend received                                         19.5
Effective dividend withholding rate                           22.16%


          In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:


Effective dividend       (Withholding Tax rate) - (First Category Tax rate)
Withholding Tax rate =   --------------------------------------------------
                                   1-(First Category Tax rate)


          Under Chilean income tax law, dividends are generally assumed to have been paid out of our oldest retained profits for purposes of determining the level of First Category Tax that was paid by our company. For information as to the retained earnings of our company for tax purposes and the tax credit available on the distribution of such retained earnings. Please, see Note 16 for the Financial Statements.

          For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10% or 16.5%, the effective overall combined tax rate imposed on our distributed profits will be 35%.

          Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

Capital Gains

          Gain from the sale exchange or other disposition by a foreign holder of ADSs, or ADRs evidencing ADSs, will not be subject to Chilean taxation if the disposition occurs outside Chile or it is performed under the rules of Title XXIV of the Securities Market Law, as amended by Law No.19,601, dated January 18, 1999. The deposit and withdrawal of shares of our common stock in exchange for ADRs will not be subject to Chilean taxes.

          The profit earned in a transfer or exchange of our common stock (unlike the transfer or exchange of ADS that represent said stock) shall be subject to First Category Tax and to Withholding Tax (the former can be credited to the later) if (i) the foreign holder has had the common stock for less than one year as of the exchange of ADS for common stock, (ii) the foreign holder acquired or transferred the common stock in the course of his/her business or in a customary trade of shares or (iii) if the transfer occurs between parties related by equity or economically. In all other cases, the profit on the transfer of our common stock shall be subject to a flat 16.5% First Category Tax and the withholding tax shall not be applied. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

          The tax basis of shares of our common stock received in exchange for ADSs will be the acquisition value of the shares. The valuation procedure set forth in the deposit agreement, which values shares of our common stock which are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of our common stock and the immediate sale of the shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

          The exercise of preemptive rights relating to the shares of our common stock will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the shares of our common stock will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

          The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the following norms to the foreign holders of ADRs.

          Pursuant to legislation enacted on July 29, 1998, Law No. 19.578, any taxpayer who during the tax years 1999 through 2002, inclusive, obtained a gain in the sale, through a Chilean stock exchange, of shares of publicly traded corporations that are significantly traded in stock exchanges at the time of their acquisition may elect to declare, and to pay, for such capital gain, either (a) the First Category Tax as a sole tax or (b) in the case of foreign holders, at a rate of 35.0%, provided that such acquisition has occurred in a Chilean stock exchange when such shares were not newly issued at the time of their acquisition. This option is not available if the sale of share is made to a company in which the seller holds an interest.

          An amendment to the Chilean Income Tax Law, Law No.19,738 published on June 19, 2001, establishes an exemption for the payment of income tax for foreign institutional investors, such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the Superintendencia de Valores y Seguros, of shares of publicly traded corporations that are significantly traded in stock exchanges.

          A foreign institutional investor is an entity that is either:

               * A fund that makes public offers of its shares in a country which public debt has been rated investment grade by an international risk classification agency qualified by the Superintendencia de Valores y Seguros;

               * A fund that is registered with a regulatory entity of a country whose public debt has been rated investment grade by an international risk classification agency qualified by the Superintendencia de Valores y Seguros, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;

               * A fund that holds investments in Chile that represent less than 30.0% of its share value, if the fund proves that no more that 10.0% of its share value is directly owned by Chilean residents;

               * A pension fund that is exclusively formed by individuals that receive their pensions on account of capital accumulated in the fund;

               * A fund regulated by Law No. 18.657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

               * Another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the Superintendencia de Valores y Seguros and the Chilean Internal Revenue Service.

          In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile, must:

               *    Be organized abroad and not be domiciled in Chile;

               * Not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies' capital or profits;

               * Execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

               * Register in a special registry with the Chilean Internal Revenue Service.

          Pursuant to a recently enacted amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19.768), the sale and disposition of shares of Chilean public corporations which are significantly traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made:

               * On a local stock exchange or any other exchange authorized by the Superintendencia de Valores y Seguros or in a tender offer process pursuant to Title XXV of the Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation or (c) were the results of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax; or

               * Within 90 days after the shares would have ceased to be significantly traded on a stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price will be subject to the First Category Tax.

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

Other Chilean Taxes

          There are no Chilean inheritance, gift, or succession taxes applicable to the ownership, transfer, or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer upon death of a foreign holder, or by gift of shares of our common stock by a foreign holder. There are no Chilean stamp, issue, registration taxes, similar taxes, or duties payable by holders of ADSs or shares of our common stock.

United States Tax Considerations

          The following discussion summarizes the material United States federal income tax consequences of an investment in ADSs or shares of our common stock. This discussion is intended only as a descriptive summary, and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with ADSs and shares of our common stock, held as capital assets, and does not address any special United States tax consequences that may be applicable to U.S. holders, who are subject to special situations such as those of dealers in securities, financial institutions, tax-exempt entities, life insurance companies, persons holding ADSs or shares of our common stock as part of a hedging, or conversion transaction, constructive sale or a straddle, persons owning 10% or more of the voting stock of our company, or persons whose functional currency is not the United States dollar. For purposes of calculating the foreign tax credit, dividends paid on the shares of our common stock will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income." Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that (i) has held shares of our common stock or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends or (iii) holds the shares of our common stock in arrangements in which the U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares of our common stock or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the possible adverse impact on creditability to the extent a U.S. holder is entitled to a refund of any Chilean taxes withheld or a reduced rate of withholdings. If a partnership holds ADSs or shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs, or shares of our common stock, should consult their tax advisors.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.

          As used in the annual report, the term "U.S. holder" means a holder of ADSs or shares of common stock who is:

          (i) a United States citizen or resident;

          (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

          (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

          (iv) a trust, that:

               (x) is subject to the supervision of a court within the United States, and the control of a United States fiduciary as described in section 7701(a)(30) of the Code; or

               (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Holders of ADSs (or ADRs evidencing ADSs) will be treated as the owners of the shares of common stock represented by those ADSs.

Cash Dividends and Other Distributions

          Cash dividends (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to ADSs or shares of common stock will generally be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income shall be included in the gross income of a U.S. holder as ordinary income on the day received by the U.S. holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividends will not be eligible for the dividends-received deduction allowed to corporations.

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

          Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

          To the extent that the amount of any distribution exceeds the our current and accumulated earnings and profits for a taxable year, the distribution will be first treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares of common stock or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent deposition of the shares of common stock or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on sale of exchange. Consequently, such distributions in excess of the our current and accumulated earnings and profits would not give rise to foreign source income and a U.S. holder would not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable litigations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

          Distributions to U.S. holders of additional shares of common stock, or preemptive rights, with respect to shares of common stock that are made, as part of a pro-rata distribution, to all shareholders of our company, will generally not be subject to federal income tax. We do not believe that it is, for U.S. federal income tax purposes, a passive foreign investment company, and expect to continue our operations in such a manner that we will not become a passive foreign investment company. If, however, we do become a passive foreign investment company, U.S. holders could be subject to additional federal income taxes on certain distributions or gains with respect to ADSs or shares of common stock, plus an interest charge on certain taxes treated as having been deferred by the U.S. holder under the passive foreign investment company rules of the U.S. federal income tax laws.

Capital Gains

          U.S. holders will recognize capital gain or loss for federal income tax purposes, upon the sale or other disposition, of ADSs or shares (or preemptive rights with respect to such shares) in an amount equal to the difference between the amount realized for the ADS or share of common stock, and the U.S. holder's basis in the ADS or share of common stock. Such gain or loss will be a capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. U.S. holders will not recognize gain or loss on deposits or withdrawals of shares of common stock in exchange for ADRs or on the exercise of preemptive rights. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares of common stock (which, unlike a disposition of ADRs, will be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply the credit subject to applicable limitations against tax due on other income from foreign sources.

Estate and Gift Taxation

          As discussed above under "Chilean Tax Considerations-Other Chilean Taxes", there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares of common stock by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. holder. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

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

Incorporation of Certain Documents by Reference

          We will provide free of charge to each person to whom this report is delivered, upon receipt of the written, or oral, request of any such person, a copy of any or all the documents incorporated in this annual report by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Cristalerias de Chile S.A., Hendaya 60, Las Condes, Santiago, Chile, Attention: Investor Relations. Telephone requests can be directed to 011-562-787-8855.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk (2002)

          The following analysis of our risk management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements. See Introduction "Disclosure Regarding Forward-Looking Statements".

          The company faces market risk in two major areas: (i) variations in interest rates, and (ii) exchange rate fluctuations. The most significant interest rate risk is our exposure to changes in the LIBOR and TAB[6] rates that could affect consolidated bank liabilities, which totaled approximately Ch$48,651 million as of December 31, 2002.

          The most significant exchange rate risk is in the variation of the Chilean peso against the U.S. dollar. We had operating liabilities of approximately Ch$52,182 million and operating assets of approximately Ch$10,789 million denominated in U.S. dollars as of December 31, 2002. In addition, we had non-operating assets denominated in U.S. dollars of approximately Ch$73,495 million and US$106.2 million in financial investments denominated in U.S. dollars.

          We mitigate exchange rate fluctuation risk in our U.S. denominated bank liabilities through U.S. sales exports, a net investment hedge in Argentina, and foreign currency forward contracts. A portion of this risk is mitigated by sales in U.S. dollars that are offset by costs that are largely measured in Chilean pesos. The U.S. dollar-denominated sales during 2002 totaled approximately Ch$59,108 million. Despite our sales in U.S. dollars, coupled with U.S. dollar-based financial investments and

_________________

[6] TAB = Active Banking Rate. Rate calculated by the Association of Banks and Financial Institutions on the basis of maximum interest payable on deposits plus reserve requirement and inflation.

futures, we believe, to the best of our knowledge, that a variation in the peso/U.S. dollar parity could have a significant impact on net income.

          Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the U.S. dollar and the Chilean peso due to the application of BT 64. Under this Chilean accounting standard, the effects of re-measuring our non-Chilean investments into U.S. dollars are recorded in income, while the accumulated effects of Chilean peso to U.S. dollar exchange rate fluctuations are recorded in equity, net of any price-level restatement due to the effects of Chilean inflation on such foreign investment amounts.

          We have entered into foreign currency forward exchange contracts in the amount of US$130.6 million in 2002 to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions, and certain anticipated foreign currency denominated expenditures. These foreign currency forward exchange contracts have been designated, and are effective as hedges.

Risk of Variations in Floating Interest Rates

          We are exposed to market risk from changes in interest rates on our short and long-term debt. As of December 31, 2002, consolidated bank liabilities totaled approximately Ch$48,651 million, of which Ch$41,441 million correspond to loans in foreign currency at variable interest rates related to the 6-month LIBOR, Ch$6,147 million correspond to loans in adjustable pesos in UFs exposed to changes in the 6-month TAB and Ch$1,062 million in loans in pesos at a fixed annual rate of 4.94%.

          Furthermore, as of December 31, 2002, we held a total of approximately Ch$101,061 million in short and long-term financial investments such as time deposits, bonds, fixed rate mutual funds and resale agreements. The interest rates for these investments vary at each renewal.

          We are not a party to any agreement involving derivative financial instruments to reduce exposure to adverse fluctuations in interest rates.

          The table below provides information about our short and long-term debt and investments, by fixed and variable interest rates:

                                                                 As of December 31, 2002
                                                                    (Ch$ in millions)
                                     ------------------------------------------------------------------------------
                                                    Short-term                                Long-Term
                                     ------------------------------------     -------------------------------------
                                          Floating rate        Fixed rate           Floating rate        Fixed rate
                                     ------------------------  ----------     ------------------------   ----------
                                        LIBOR         TAB                        LIBOR          TAB
                                        ------       ------                     -------       -------
Bank liabilities...............          3,016        1,142          214         38,425         5,005          848
Bonds..........................                                    1,947                                    88,744
                                        ------       ------     --------        -------       -------      -------
Total debt.....................          3,016        1,142        2,161         38,425         5,005       89,592
Time deposits .................                                   12,982
Marketable securities..........                                   67,463
Other current assets...........                                   15,407
                                        ------       ------     --------        -------       -------
Total investments..............             --           --       95,852             --            --           --
                                        ------       ------     --------         ------        ------       ------
Net Debt (Investments).........          3,016        1,142      (93,691)        38,425         5,005       89,592
________________
(1)  Dollar denominated assets and liabilities have been converted to pesos based on the Observed Exchange Rate, as of December 31, 2002, which was
     Ch$718.61 = US$1.00.


          The following table summarizes the debt obligations held by our company, as of December 31, 2002, which are sensitive to changes in interest rates. The table presents principal payment obligations that exist by maturity date and the related weighted average interest rate. U.S. dollar-denominated liabilities have been converted to pesos based on the Observed Exchange Rate, as of December 31, 2002, which was Ch$718.61=US$1.00.

                                                                    As of December 31, 2002
                                                                    Expected maturity date
                                   -------------------------------------------------------------------------------------------
                                                                                                        Total Debt
                                                                                                        (incl. 2003    Fair
                                      2003       2004        2005       2006        2007   Thereafter   maturities)  Value (1)
                                      ----       ----        ----       ----        ----   ----------   -----------  ---------
                                                                 (Ch$ Equivalent in millions)
Bank Liabilities
Short and long-term Bank
   Liabilities:
Fixed Rate:
Ch$ denominated (3) ..........        10.5         --          --         --          --        --           10.5       10.5
Average interest rate (%).....         3.2         --          --         --          --        --
US$ denominated...............          --         --          --         --          --        --             --         --
Average interest rate (%).....          --         --          --         --          --        --
Variable Rate
Ch$ denominated (3)...........     1,407.9    2,498.5     1,551.2      896.9        855.0       --        7,209.5    7,209.5
Average interest rate (%)(4)..         3.87       2.56        3.16       2.22         2.21      --
US$ denominated...............     2,954.4    2,249.6       294.6        1.8     35,930.5       --       41,430.9   41,430.9
Average interest rate (%).....         2.42       2.49        4.24       3.20         2.68      --
_________________
1.   These figures were calculated based on the discount value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved.
2.   Average interest rate means, for variable rate debt, the average prevailing interest rate on December 31, 2002, on Cristalerias' variable rate debt, and for fixed rate debt, the average prevailing interest rate on December 31, 2002, on Cristalerias' fixed rate debt.
3.   These figures were calculated based on the Observed Exchange Rate, as of
     December 31, 2002, which was Ch$718.61=US$ 1.00.
4.   Calculated using the 360 days TAB (Chilean Active Bank Rate), which was
     0.32% in 02/01/03.

          The following table summarizes the public debt obligations held by our company, as of December 31, 2002. The table presents principal payment obligations that exist by maturity date and the related interest rate.

                                                                 As of December 31, 2002
                                                                  Expected maturity date
                                  ------------------------------------------------------------------------------------
                                                                                               Total Debt
                                                                                               (incl. 2003      Fair
                                      2003     2004        2005     2006     2007  Thereafter  maturities)   Value (1)
                                      ----     ----        ----     ----     ----  ----------  -----------   ---------
                                                                Ch$ Equivalent in millions
Bonds
Short-term:
Fixed Rate
ChUF$ denominated                       --      --           --      --       --          --          --           --
Interest rate (%)                       --      --           --      --       --          --          --           --
Long-Term:
ChUF$ denominated                  1,946.8      --      3,348.8      --       --    85,395.0    90,690.7     91,051.2
Interest rate (%)                      5.51     --          6.25     --       --         5.48         --           --

Risk of Variations in Foreign Currency Exchange Rates

          Our consolidated results are exposed to variations in exchange rates, particularly to fluctuations in the peso-U.S. dollar exchange rate. As of December 31, 2002, we held U.S. dollar-denominated operating assets totaling approximately Ch$10,789 million and U.S. dollar-denominated liabilities of approximately Ch$52,182 million. As a result, we had a net exposure of Ch$41,393 million.

          The table below provides information about the our U.S.
dollar-denominated operating assets and liabilities:

                                                          December 31, 2002
                                                          (Ch$ in millions)
                                                          -----------------
On-Balance Sheet Financial Instruments (1)
Assets
     Cash .............................................          329.8
     Miscellaneous Receivables.........................        4,447.4
     Other assets......................................        6,012.2
                                                            ----------

                                                          December 31, 2002
                                                          (Ch$ in millions)
                                                          -----------------
   Total assets........................................       10,789.4
                                                            ----------
Liabilities
     Obligations to Banks..............................       39,983.4
     Accounts payable..................................        3,127.2
     Documents payable.................................        2,344.0
     Accrued expenses..................................        5,371.1
     Miscellaneous Creditors...........................        1,356.7
                                                            ----------
   Total liabilities...................................       52,182.4
                                                            ==========

          As of December 31, 2002, we held approximately Ch$3,268 million in U.S. dollar-denominated time deposits, Ch$63,617 million in marketable securities, as well as foreign currency forward contracts to purchase U.S. dollars totaling Ch$93,850 million (US$ 130.6 million).

          The table below provides information about our U.S.
dollar-denominated time deposits and forward exchange agreements that are sensitive to foreign currency exchange rates:

                                                                 As of December 31, 2002
                                                                  Expected maturity date
                                     ---------------------------------------------------------------------------------
                                                                                                               Fair
                                       2003      2004      2005       2006     2007    Thereafter    Total     Value
                                       ----      ----      ----       ----     ----    ----------  --------  ---------
On-Balance Sheet Financial
   Instruments                                                      (Ch$ in millions)

US$ Time Deposits...............       3,268       --        --         --       --       --         3,268     3,268
Marketable Securities...........      63,617       --        --         --       --       --        63,617    63,741
Long-Term Bonds.................          --       --     9,840         --       --       --         9,840    10,390
Reverse Repurchase agreements...       5,636       --        --         --       --       --         5,636     5,636
Anticipated Transactions and                                    Expected transaction date
   Related Derivatives                                              (Ch$ in millions)
Forward Exchange agreements
   (Receive US$/Pay UF): (1)....
Contract Amount (2).............        (622)      --        --         --       --       --          (622)    1,065
Average Contractual Exchange Rate
   (UF/US$).....................     0.04295
Forward Exchange agreements
   (Receives Euros/Pays US$)....
Contract Amount (3).............          --       --        --         --       --       --           --        --
Average Contractual Exchange Rate
   (US$/Euro)...................
________________
(1) The UF-U.S. dollar exchange rate differs from the peso-U.S. dollar exchange rate because the UF automatically adjusts with Chilean inflation and is tied in part to the peso-U.S. dollar exchange rate.
(2) These figures were calculated based on the Observed Exchange Rate as of
    December 31, 2002, which was Ch$718.61=US$1.00.


          In addition, during 2002, approximately 36.7% of our consolidated sales (Ch$59,108 million) were denominated in U.S. dollars. These sales stemmed primarily from the exports of wine from Sociedad Anonima Vina Santa Rita S.A (approximately Ch$37,593 million) and from sales by Cristalerias in Chile for contracts denominated in U.S. dollars (approximately Ch$21,515 million). Furthermore, during 2002, 27.4% of our consolidated costs, or Ch$25,969 million, were denominated in U.S. dollars. As a result, we could experience a gain on exchange rate fluctuations should the peso rise in value against the U.S. dollar.

          Considering both the operating results of our company and the investments and futures contracts denominated in U.S. dollars, it does not appear that a variation in the peso/U.S. dollar parity would have a significant impact on the our consolidated results of operation, although no such guarantee can be given to that effect.

          Furthermore, as of December 31, 2002, we held investments in Argentina of Ch$20,557 million as represented by a 40% ownership interest in Rayen Cura S.A.I.C., which has been remeasured into U.S. dollars as required under BT 64.

Quantitative and Qualitative Disclosures about Market Risk (2001)

          The following analysis of our risk management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements. See Introduction "Disclosure Regarding Forward-Looking Statements".

          We face market risk in two major areas: (i) variations in interest rates, and (ii) exchange rate fluctuations. The most significant interest rate risk is our exposure to changes in the LIBOR and TAB[7] rates that could affect consolidated bank liabilities, which totaled approximately Ch$84,209 million as of December 31, 2001.

          The most significant exchange rate risk is in the variation of the Chilean peso against the U.S. dollar. We had operating liabilities of approximately Ch$92,357 million and operating assets of approximately Ch$25,807 million denominated in U.S. dollars as of December 31, 2001. In addition, we had non-operating assets denominated in U.S. dollars of approximately Ch$21,396 million and Ch$23,445 million in financial investments denominated in U.S. dollars.

          We manage exchange rate fluctuation risk in our U.S.-denominated bank liabilities through U.S. sales exports, a net investment hedge in Argentina, and foreign currency forward contracts. A portion of this risk is mitigated by sales in U.S. dollars that are offset by costs that are largely measured in Chilean pesos. The U.S. dollar-denominated sales during 2001 totaled approximately Ch$32,888 million. Despite our sales in U.S. dollars, coupled with U.S. dollar-based financial investments and futures, we believe, to the best of our knowledge, that a variation in the peso/U.S. dollar parity could have a significant impact on net income.

          We have entered into foreign currency forward exchange contracts in the amount of US$140.9 million in 2001 to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions, and certain anticipated foreign currency denominated expenditures. These foreign currency forward exchange contracts have been designated, and are effective as hedges.

Risk of Variations in Floating Interest Rates

          We are exposed to market risk from changes in interest rates on our short and long-term debt. As of December 31, 2001, consolidated bank liabilities totaled approximately Ch$84,209 million, of which 98.8% was a floating-rate debt. All of our peso-denominated floating-rate debt is exposed to changes in the six-month TAB rate and all of our interest payments on foreign currency long-term floating rate debt is tied to the three and six-month LIBOR.

          Furthermore, as of December 31, 2001, we held a total of approximately Ch$36,850 million in short and long-term financial investments. The interest rates for these investments vary at each renewal.
_________________

[7] TAB = Active Banking Rate. Rate calculated by the Association of Banks and Financial Institutions on the basis of maximum interest payable on deposits plus reserve requirement and inflation.

          We are not a party to any agreement involving derivative financial instruments to reduce exposure to adverse fluctuations in interest rates.

          The table below provides information about our short and long-term debt and investments, by fixed and variable interest rates:

                                                                 As of December 31, 2001
                                                                    (Ch$ in millions)
                                     ---------------------------------------------------------------------------------
                                                       Short-term                               Long-Term
                                     ---------------------------------------  ----------------------------------------
                                           Floating rate         Fixed rate          Floating rate         Fixed rate
                                     -----------------------    ------------  ---------------------------  -----------
                                        LIBOR         TAB                        LIBOR          TAB
                                     ------------ ----------                  -------------  ------------
Bank liabilities.................        12,864     3,912           2,087         62,896         2,449
Bonds............................                                     267                                    20,520
                                         ------     -----         -------         ------         -----       ------
Total debt.......................        12,864     3,912           2,354         62,896         2,449       20,520
Marketable securities............                                  13,436
Time deposits....................                                  23,414
Other current assets.............                                  11,807
                                         ------     -----         -------         ------         -----       ------
Total investments................            --        --          48,657             --            --           --
                                         ------     -----         -------         ------         -----       ------
Net Debt (Investments)...........        12,864     3,912         (46,303)        62,896         2,449       20,520
                                         ======     =====         =======         ======         =====       ======
_________________
(1)  Dollar-denominated assets and liabilities have been converted to pesos based on the Observed Exchange Rate, as of December 31, 2001, which was
     Ch$654.79 = US$1.00.


          The following table summarizes the debt obligations held by our company, as of December 31, 2001, which are sensitive to changes in interest rates. The table presents principal payment obligations that exist by maturity date and the related weighted average interest rate. U.S. dollar-denominated liabilities have been converted to pesos based on the Observed Exchange Rate, as of December 31, 2001, which was Ch$654.79=US$1.00.

                                                                As of December 31, 2001
                                                                 Expected maturity date
                                    --------------------------------------------------------------------------------------
                                                                                                      Total
                                                                                                      Debt
                                                                                                   (incl. 2001    Fair
                                      2002        2003      2004        2005      2006  Thereafter  maturities)  Value (1)
                                    --------    -------   --------   ---------   ------ ---------- ------------ ----------
                                                              (Ch$ Equivalent in millions)
Bank Liabilities
Short and long-term Bank
Liabilities:
Fixed Rate
Ch$ denominated (3) .............   2,086.4          --        --         --        --       --      2,086.4    2,086.4
Average interest rate (%)........       7.18         --        --         --        --       --           --         --
US$ denominated..................      20.1          --        --         --        --       --         20.1       20.1
Average interest rate (%)........       7.60         --        --         --        --       --           --         --
Variable Rate
Ch$ denominated (3)..............   3,918.8       864.1   1,376.2      167.5      41.9       --      6,368.5    6,390.5
Average interest rate (%)........       7.41        7.39      7.30       8.27      8.27      --           --         --
US$ denominated..................  12,837.6    22,026.7  21,354.3   19,514.9        --       --     75,733.5   76,244.9
Average interest rate (%)........       3.48        3.22      3.17       3.03
___________________
1.   These figures were calculated based on the discount value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved.
2.   Average interest rate means, for variable rate debt, the average prevailing interest rate on December 31, 2001, on Cristalerias' variable rate debt, and for fixed rate debt, the average prevailing interest rate on December 31, 2001, on Cristalerias' fixed rate debt.
3.   These figures were calculated based on the Observed Exchange Rate, as of
     December 31, 2001, which was Ch$654.79=US$ 1.00.


          The following table summarizes the public debt obligations held by our company as of December 31, 2001. The table presents principal payment obligations that exist by maturity date and the related interest rate.

                                                                As of December 31, 2001
                                                                 Expected maturity date
                                     -------------------------------------------------------------------------------------
                                                                                                      Total
                                                                                                      Debt
                                                                                                   (incl. 2001       Fair
                                       2002      2003       2004      2005      2006    Thereafter maturities)  Value (1)
                                     --------  ---------  --------  --------  --------  ---------- -----------  ----------
                                                              (Ch$ Equivalent in millions)
Bonds
Short-term:
Fixed Rate                               --         --       --          --        --          --         --         --
ChUF$ denominated                        --         --       --          --        --          --         --         --
Interest rate (%)
Long-Term:                            267.0      418.8       --     3,350.1      97.2    16,655.4   20,786.4   20,728.8
ChUF$ denominated
Interest rate (%)                       6.59       6.59      --         6.29      6.29        6.29        --         --


Risk of Variations in Foreign Currency Exchange Rates

          Our consolidated results are exposed to variations in exchange rates, particularly to fluctuations in the peso-U.S. dollar exchange rate. As of December 31, 2001, we held U.S. dollar denominated operating assets totaling approximately Ch$25,807 million and U.S. dollar denominated liabilities of approximately Ch$92,357 million. As a result, we had a net exposure of Ch$66,551.4 million.

          The table below provides information about our U.S.
dollar-denominated operating assets and liabilities:

                                                    December 31, 2001
                                                    (Ch$ in millions)
                                                    -----------------
On-Balance Sheet Financial Instruments (1)
Assets
    Cash ...........................................        480.8
    Miscellaneous Receivables.......................      6,432.9
    Other assets....................................     18,892.8
                                                       ----------
  Total assets......................................     25,806.4
                                                       ----------
Liabilities
    Obligations to Banks............................     75,753.9
    Accounts payable................................      3,535.6
    Documents payable...............................      3,938.2
    Accrued expenses................................      6,342.6
    Miscellaneous Creditors.........................      2,787.0
                                                       ----------
  Total liabilities.................................     92,357.6
                                                       ==========

          As of December 31, 2001, we held approximately Ch$13,402 million in U.S. dollar-denominated time deposits, as well as foreign currency forward contracts to purchase U.S. dollars totaling Ch$95,028 million (US$ 140.9 million).

          Also, as of December 31, 2001, we held EURO futures exchange contracts for investment purposes, to purchase Euros (payable in U.S. dollars) for (euro)3.5 million, which could have an impact on our net income should variations occur in the value of the Euro against the U.S. dollar.

          The table below provides information about our U.S.
dollar-denominated time deposits and forward exchange agreements that are sensitive to foreign currency exchange rates:

                                                                As of December 31, 2001
                                                                 Expected maturity date
                                   ------------------------------------------------------------------------------------
                                                                                                                Fair
                                     2002       2003      2004       2005      2006     Thereafter   Total      Value
                                   ---------  --------  --------  ---------  --------  -----------  --------  ---------
On-Balance Sheet Financial
  Instruments                                                      (Ch$ in millions)

US$ Time Deposits..............     13,402        --        --          --       --          --      13,402    13,402
Marketable Securities..........     10,043        --        --          --       --          --      10,043     9,878
Long-Term Bonds................         --        --        --       9,342       --          --       9,342     9,238
Reverse Repurchase agreements..      8,785        --        --          --       --          --       8,785     8,778
Anticipated Transactions and                                  Expected transaction date
  Related Derivatives                                              (Ch$ in millions)
Forward Exchange agreements
  (Receive US$/Pay UF): (1)
Contract Amount (2)............     (2,331)     (461)       --          --       --          --      (2,792)   (1,483)
Average Contractual Exchange
  Rate (UF/US$)................    0.04295
Forward Exchange agreements
  (Receives Euros/Pays US$)
Contract Amount (3)............        (21)       --        --          --       --          --         (21)       (4)
Average Contractual Exchange
  Rate (US$/Euro)..............     0.8919
________________
(1)  The UF-U.S. dollar exchange rate differs from the peso-U.S. dollar exchange rate because the UF automatically adjusts with Chilean inflation and is tied in part to the peso-U.S. dollar exchange rate.
(2)  These figures were calculated based on the Observed Exchange Rate as of
     December 31, 2001, which was Ch$654.79=US$1.00.
(3)  These figures were calculated on the basis of the peso-Euro exchange rate as of December 31, 2001, which was Ch$578.18=1.00.


          In addition, during 2001, approximately 22.5% of our consolidated sales (Ch$32,888 million) were denominated in U.S. dollars. These sales stemmed primarily from the exports of wine from

Sociedad Anonima Vina Santa Rita S.A (approximately Ch$32,789 million) and from sales by Cristalerias in Chile for contracts denominated in U.S. dollars (approximately Ch$99 million). Furthermore, during 2001, 26.1% of our consolidated costs, or Ch$29,395 million, were denominated in U.S. dollars. As a result, we could experience a gain on exchange rate fluctuations should the peso rise in value against the U.S. dollar.

          Considering both our operating results and the investments and futures contracts denominated in U.S. dollars, it does not appear that a variation in the peso/U.S. dollar parity would have a significant impact on our consolidated results of operation, although no such guarantee can be given to that effect.

          Furthermore, as of December 31, 2001, we held investments in Argentina of Ch$18,952 million as represented by a 40% ownership interest in Rayen Cura S.A.I.C., which has been recalculated in U.S. dollars as required under BT 64.



ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable


                                    PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable


ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable


ITEM 15:  CONTROLS AND PROCEDURES

          Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officers and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

          Furthermore, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.]

ITEM 16:  RESERVED

                                   PART III

ITEM 17:  FINANCIAL STATEMENTS

          Our financial statements have been prepared in accordance with Item 18 hereof.


ITEM 18:  FINANCIAL STATEMENTS

          The following consolidated financial statements of our company and its subsidiaries are included at the end of this annual report:

         Index to Audited Consolidated Financial Statements.............. F-1

         Independent Auditors' Report.................................... F-2

         Consolidated balance sheets at December 31, 2001 and 2002....... F-3

         Consolidated statements of income for the years ended
           December 31, 2000, 2001 and 2002.............................. F-6

         Consolidated statements of cash flows at December 31, 2000,
           2001 and 2002................................................. F-8

         Notes to the Consolidated Financial Statements.................. F-10



          The following consolidated financial statements of Cordillera Comunicaciones Ltda. and its subsidiaries are also included at the end of this annual report:

         Index to Audited Consolidated Financial Statements.............. G-1

         Independent Auditors' Report.................................... G-2

         Consolidated balance sheets at December 31, 2001 and 2002....... G-4

         Consolidated statements of income for the years ended
           December 31, 2000, 2001 and 2002.............................. G-6

         Consolidated statements of cash flows at December 31, 2000,
           2001 and 2002................................................. G-7

         Notes to the Consolidated Financial Statements.................. G-9



ITEM 19:  EXHIBITS

          The exhibits filed with or incorporated by reference in this annual report are listed in the index of exhibits below.

                               INDEX TO EXHIBITS


Exhibit Number    Description
--------------    -----------
8.1               List of Cristalerias Subsidiaries (filed herewith).

12.1 Certification of Mr. Cirilo Elton Gonzalez pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).

12.2 Certification of Mr. Rodrigo Palacios Fitz-Henry pursuant to 18 U.S.C. 1350, as adopted pursuant to Section
                  906 of the Sarbanes - Oxley Act of 2002 (filed herewith).

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago, Chile on June 26, 2003.

                          CRISTALERIAS DE CHILE S.A.

                          /s/ Cirilo Elton Gonzalez
                          ---------------------------
                          Chief Executive Officer

                                 CERTIFICATION


I, Cirilo Elton Gonzalez, certify that:

1.   I have reviewed this annual report on Form 20-F of Cristalerias de Chile
     S.A.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


/s/ CIRILO ELTON GONZALEZ

Cirilo Elton Gonzalez
Chief Executive Officer
Cristalerias de Chile S.A.
Dated: June 26, 2003

                                 CERTIFICATION

I, Rodrigo Palacios Fitz-Henry, certify that:

1.   I have reviewed this annual report on Form 20-F of Cristalerias de Chile
     S.A.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



/s/ Rodrigo Palacios Fitz-Henry

Rodrigo Palacios Fitz-Henry
Chief Financial Officer
Cristalerias de Chile S.A.
Dated: June 26, 2003

               -------------------------------------------------
                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                               ------------------





















                      CONSOLIDATED FINANCIAL STATEMENTS
             as of December 31, 2001 and 2002 and for each of the
              three years in the period ended December 31, 2002
              together with the Reports of Independent Auditors

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                                   ------------

                  Index to Consolidated Financial Statements

                                                                        Pages

Independent Auditors' Report:
Audit Report of Ernst & Young - 2002                                      F2
Audit Report of Langton Clarke - 2000 and 2001                            F3

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2001 and 2002            F4 - F5
Consolidated Statements of Income for each of the three years in
  the period ended December 31, 2002                                      F6
Consolidated Statements of Changes in Shareholders' Equity for each
  of the three years in the period ended December 31, 2002                F7
Consolidated Statements of Cash Flows for each of the three years in
  the period ended December 31, 2002                                    F8 - F9
Notes to the Consolidated Financial Statements                            F10

                                   ------------

Ch$          -       Chilean pesos
ThCh$        -       Thousands of Chilean pesos
US$          -       United States Dollars
ThUS$        -       Thousands of United States Dollars
UF           -       Unidad de Fomento "UF" is a daily,
                     indexed, peso-denominated accounting unit.
                     The UF rate is set daily in advance based on the change in the Chilean Consumer Price
                     Index of the previous month.

                                   ------------

Report of Independent Auditors

To the Board of Directors and Shareholders of Cristalerias de Chile S.A.:

We have audited the accompanying consolidated balance sheet of Cristalerias de Chile S.A. and Subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the years in the period ended December 31, 2000 and 2001 were audited by Langton Clarke, a member of Andersen Worldwide, who issued an unqualified opinion in their report dated February 28, 2002, except for Notes 2(a), 2(b), 35 and 39 for which the date was May 29, 2002. Andersen Worldwide has ceased operating as a member of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cristalerias de Chile S.A. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders' equity as of December 31, 2002 and the consolidated results of operations for the year ended December 31, 2002, to the extent summarized in Note 39 of the Notes to the consolidated financial statements.


                                                /s/ Ernst & Young
ERNST & YOUNG LTDA.
Santiago, Chile February 24, 2003,
(except for Notes 35 and 39 for which the date is May 23, 2003).

This is a copy of a previously issued Arthur Andersen - Langton Clarke report. Arthur Andersen - Langton Clarke has not reissued the report, nor has Arthur Andersen - Langton Clarke consented to the inclusion of the report.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Cristalerias de Chile S.A.:


We have audited the accompanying consolidated balance sheets of Cristalerias de Chile S.A. (the "Company") and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, all expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Chile, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a reconciliation of consolidated net income and shareholders' equity under accounting principles generally accepted in Chile to the corresponding amounts that would be reported in accordance with accounting principles generally accepted in the United States, except for the omissions, as allowed pursuant to Item 18 of SEC Form 20-F, of adjustments necessary to eliminate the effect of price-level changes and the translation of non-Chilean operations described in Notes 2(b) and 2(t), is set forth in Note 39 to these consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cristalerias de Chile S.A. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Chile.

As explained in Note 3 to these consolidated financial statements, on January 1, 2000 the Company prospectively recorded the tax effects of temporary differences adopted using the liability method in accordance with Technical Bulletins No.60 and 68 issued by the Chilean Association of Accountants and Circular No. 1,466 issued by the Chilean Superintendency of Securities and Insurance.




LANGTON CLARKE
Santiago, Chile February 28, 2002,
(except for Notes 2(a), 2(b), 35 and 39 for which the date is May 29, 2002)

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                (Translation of financial statements originally
                           issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
                      expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

                                                                                      As of December 31,
                                                                        ----------------------------------------------
         ASSETS                                                         2001                 2002                     2002
                                                                      -----------          -----------              -------
                                                                        ThCh$                ThCh$                    ThUS$
                                                                                                                   (Note 2(o))
CURRENT ASSETS:
  Cash......................................................            2,900,337            2,425,761                3,376
  Time deposits (Note 4)....................................           23,413,747           12,982,446               18,066
  Marketable securities (Note 4)............................           13,436,597           67,463,193               93,880
  Current receivables, net of allowance for doubtful
    accounts of ThCh$544,859 and ThCh$697,830 respectively
    (Note 5)................................................           37,733,763           43,099,251               59,976
  Accounts receivable from related companies (Note 6).......              449,442              399,415                  556
  Inventories (Note 7)......................................           29,666,183           31,811,537               44,268
  Recoverable taxes, net (Note 8)...........................            1,523,749              787,730                1,096
  Prepaid expenses..........................................            1,189,454            1,701,260                2,367
  Deferred income taxes (Note 8)............................            1,303,002            1,180,218                1,642
  Other current assets (Note 9).............................           11,877,278           15,407,492               21,441
                                                                      -----------          -----------              -------
      Total current assets..................................          123,493,552          177,258,303              246,668
                                                                      -----------          -----------              -------

PROPERTY, PLANT AND EQUIPMENT (Note 11):
  Land......................................................           13,319,101           12,929,190               17,992
  Buildings and construction................................           53,629,839           55,190,482               76,802
  Machinery and equipment...................................          129,528,026          131,168,485              182,531
  Other property, plant and equipment.......................           10,249,127           11,141,157               15,504
  Technical revaluation of property, plant and equipment....            8,534,965            7,637,391               10,628
  Less: Accumulated depreciation............................          (82,859,701)         (90,643,797)            (126,138)
                                                                      -----------          -----------              -------
      Net property, plant and equipment.....................          132,401,357          127,422,908              177,319
                                                                      -----------          -----------              -------

OTHER ASSETS:
  Investments in related companies (Note 12)................          114,902,606          109,652,954              152,590
  Investments in others companies (Note 13).................            1,473,174              817,425                1,138
  Long-term receivables.....................................              223,769              194,959                  271
  Accounts receivables from related companies (Note 6)......               11,796                1,428                    2
  Intangibles, net (Note 15)................................           10,773,453           10,665,333               14,842
  Goodwill, net (Note 14)...................................            9,141,721            9,724,996               13,533
  Other Assets (Note 16)....................................           12,501,069           16,740,112               23,295
                                                                      -----------          -----------              -------
      Total other assets....................................          149,027,588          147,797,207              205,671
                                                                      -----------          -----------              -------
      Total assets..........................................          404,922,497          452,478,418              629,658
                                                                      ===========          ===========              =======

             The accompanying notes are an integral part of these
                      consolidated financial statements.


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                (Translation of financial statements originally
                        issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
                      expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

                                                                                      As of December 31,
                                                                      -----------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                    2001                 2002                    2002
                                                                      -----------          -----------              -------
                                                                        ThCh$                ThCh$                   ThUS$
                                                                                                                  (Note 2(o))
CURRENT LIABILITIES:
  Short-term bank liabilities (Note 17).....................            2,086,319               10,485                   15
  Current portion of long-term bank liabilities (Note 17)...           16,776,735            4,362,318                6,070
  Current portion of bonds payable (Note 19)................              266,976            1,946,818                2,709
  Dividends payable.........................................            1,010,830              722,643                1,006
  Trade accounts payable....................................           12,376,400           13,266,514               18,461
  Miscellaneous creditors...................................              828,642            2,416,074                3,362
  Accounts payable to related companies (Note 6)............            1,997,682              881,593                1,227
  Accrued expenses (Note 20)................................            9,852,525           10,765,192               14,981
  Withholdings..............................................            2,807,819            2,687,706                3,740
  Unearned income...........................................            1,515,501            1,618,517                2,252
  Other current liabilities (Note 18).......................            2,351,566              622,410                  866
                                                                      -----------          -----------              -------
    Total current liabilities...............................           51,870,995           39,300,270               54,689
                                                                      -----------          -----------              -------

LONG-TERM LIABILITIES:
  Long-term bank liabilities (Note 17)......................           65,345,584           44,278,133               61,616
  Bonds payable (Note 19)...................................           20,519,412           88,743,836              123,494
  Accounts payable..........................................              267,198               14,069                   20
  Miscellaneous creditors...................................            2,356,320            2,481,029                3,453
  Accrued expenses (Note 20)................................            6,934,552            5,571,401                7,753
  Deferred income taxes (Note 8)............................            2,024,793            4,006,808                5,576
  Other Long-Term Liabilities (Note 22).....................              461,345                   --                   --
                                                                      -----------          -----------              -------
    Total long-term liabilities.............................           97,909,204          145,095,276              201,912
                                                                      -----------          -----------              -------

COMMITMENTS AND CONTINGENCIES (Note 31):

MINORITY INTEREST (Note 23):................................           35,351,936           36,752,742               51,144

SHAREHOLDERS' EQUITY (Note 24):
  Authorized, subscribed and paid-in capital represented by
    64,000,000 shares with no par value.....................           64,749,257           64,749,257               90,103
  Share premium.............................................           27,598,395           27,598,393               38,405
  Other reserves............................................            8,054,384            9,713,099               13,517
  Retained earnings.........................................          101,084,597          111,608,719              155,312
  Net income for the period.................................           18,303,729           17,660,662               24,576
                                                                      -----------          -----------              -------
    Total shareholders' equity..............................          219,790,362          231,330,130              321,913
                                                                      -----------          -----------              -------
      Total liabilities and shareholders' equity............          404,922,497          452,478,418              629,658
                                                                      ===========          ===========              =======

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                (Translation of financial statements originally
                        issued in Spanish - See Note 2)
                (Restated for general price-level changes and
                      expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

                                                                               Years ended December 31,
                                                           -----------------------------------------------------------------
                                                              2000              2001              2002                20002
                                                             ThCh$             ThCh$             ThCh$                ThUS$
                                                           -----------       -----------       -----------           -------
                                                                                                                   (Note 2(o))
OPERATING RESULTS:
  Net sales........................................        149,310,928       146,186,680       161,057,260           224,123
  Cost of Sales....................................        (93,531,098)      (90,085,963)      (94,777,899)         (131,891)
                                                           -----------       -----------       -----------           -------
  Gross margin.....................................         55,779,830        56,100,717        66,279,361            92,232
  Selling and administrative expenses..............        (24,002,727)      (22,538,654)      (24,669,053)          (34,329)
                                                           -----------       -----------       -----------           -------
    Operating income...............................         31,777,103        33,562,063        41,610,308            57,903
                                                           -----------       -----------       -----------           -------

NON-OPERATING RESULTS:
  Net interest income (expense) (Note 25)..........         (2,185,270)       (4,214,590)       (4,286,800)           (5,965)
  Equity participation in net income (loss) of
    related companies (Note 12)....................         (2,882,816)       (7,616,440)       (8,902,380)          (12,388)
  Other non-operating income (Note 25).............          1,827,659         6,911,068         1,264,313             1,759
  Other non-operating expense (Note 25)............         (2,788,854)       (2,828,764)       (4,073,817)           (5,669)
  Price-level restatement, net (Note 26)...........         (2,189,816)       (2,337,770)       (1,951,347)           (2,715)
  Foreign currency translation, net (Note 27)......          1,056,754         1,387,438         4,948,358             6,886
                                                           -----------       -----------       -----------           -------
    Non-operating income (loss)....................         (7,162,343)       (8,699,058)      (13,001,673)          (18,092)
                                                           -----------       -----------       -----------           -------

    Income before income taxes and minority
      interest.....................................         24,614,760        24,863,005        28,608,635            39,811
    Income taxes (Note 8)..........................         (3,876,363)       (5,131,781)       (6,397,813)           (8,903)
    Extraordinary income (Note 28).................                 --         1,838,626                --                --
                                                           -----------       -----------       -----------           -------

    Income before minority interest................         20,738,397        21,569,850        22,210,822            30,908
    Minority interest (Note 23)....................         (2,640,735)       (3,266,121)       (4,550,160)           (6,332)
      Net income ..................................         18,097,662        18,303,729        17,660,662            24,576
                                                           ===========       ===========       ===========           =======

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               (Translation of financial statements originally
                       issued in Spanish - See Note 2)
    (Expressed in thousands of historical Chilean pesos, except as stated)

                                                                                        Previous
                                 Share         Share         Other        Retained     Year's Net    Net Income
                                Capital       Premium       Reserves      Earnings       Income     For the Year     Total
                               ----------    ----------     ---------    ----------   -----------    ----------   -----------
                                 ThCh$         ThCh$         ThCh$         ThCh$         ThCh$         ThCh$         ThCh$

Balance as of January 1,
  2000...................      58,236,091    24,822,255     4,953,007    71,410,952    19,767,748            --   179,190,053
Profit distribution 2000.              --            --       271,408    19,496,340   (19,767,748)           --            --
Dividends................              --            --            --    (7,878,400)           --            --    (7,878,400)
Price-level restatement
  of equity accounts.....       2,737,096     1,166,646       245,548     4,102,281            --            --     8,251,571
Currency translation
  adjustment.............              --            --       696,131            --            --            --       696,131
Subsidiary start-up
  stage deficit..........              --            --      (107,536)           --            --            --      (107,536)
Net income for the year..              --            --            --            --            --    17,042,239    17,042,239
                               ----------    ----------     ---------    ----------   -----------    ----------   -----------

Balance as of
  December 31, 2000......      60,973,187    25,988,901     6,058,558    87,131,173            --    17,042,239   197,194,058
                               ==========    ==========     =========    ==========   ===========    ==========   ===========
Balance as of
  December 31, 2000
  restated to constant
  Chilean Pesos as of
  December 31, 2002......      64,749,256    27,598,394     6,433,764    92,527,207            --    18,097,662   209,406,283
                               ==========    ==========     =========    ==========   ===========    ==========   ===========
Balance as of January 1,
  2001...................      60,973,187    25,988,901     6,058,558    87,131,173    17,042,239            --   197,194,059
Profit distribution 2001.              --            --       107,536    16,934,703   (17,042,239)           --            --
Dividends................              --            --            --    (8,996,480)           --            --    (8,996,480)
Price-level restatement
  of equity accounts.....       1,890,169       805,655       172,570     3,070,988            --            --     5,939,382
Currency translation
  adjustment.............              --            --     1,604,256            --            --            --     1,604,256
Subsidiary start-up
  stage deficit..........              --            --      (123,129)           --            --            --      (123,129)
Net income for the year..              --            --            --            --            --    17,770,611    17,770,611
                               ----------    ----------     ---------    ----------   -----------    ----------   -----------
Balance as of
  December 31, 2001......      62,863,356    26,794,556     7,819,791    98,140,385            --    17,770,611   213,388,699
                               ==========    ==========     =========    ==========   ===========    ==========   ===========

Balance as of
  December 31, 2001
  restated to constant
  Chilean Pesos as of
  December 31, 2002......      64,749,257    27,598,395     8,054,384   101,084,597            --    18,303,729   219,790,362
                               ==========    ==========     =========    ==========   ===========    ==========   ===========
Balance as of January 1,
  2002...................      62,863,356    26,794,556     7,819,791    98,140,385    17,770,611            --   213,388,699
Profit distribution 2002.              --            --       123,129    17,647,482   (17,770,611)           --            --
Dividends................              --            --            --    (7,494,400)           --            --    (7,494,400)
Price-level restatement
  of equity accounts.....       1,885,901       803,837       238,285     3,315,252            --            --     6,243,275
Currency translation
  adjustment.............              --            --     1,531,894            --            --            --     1,531,894
Subsidiary start-up
  stage deficit..........              --            --            --            --            --            --            --
Net income for the year..              --            --            --            --            --    17,660,662    17,660,662
                               ----------    ----------     ---------   -----------   -----------    ----------   -----------

Balance as of
  December 31, 2002......      64,749,257    27,598,393     9,713,099   111,608,719            --    17,660,662   231,330,130
                               ==========    ==========     =========   ===========   ===========    ==========   ===========


As of December 31, 2000, 2001 and 2002 there were 64,000,000 shares authorized, issued and outstanding.

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Translation of financial statements originally
                        issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
                      expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

                                                                               Years ended December 31,
                                                            ----------------------------------------------------------------
                                                              2000              2001              2002                2002
                                                            ----------        ----------        ----------          --------
                                                             ThCh$             ThCh$             ThCh$               ThUS$
                                                                                                                   (Note 2(o))
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME FOR THE PERIOD..........................         18,097,662        18,303,729        17,660,662            24,576

  Net (gain) loss on sale of property and equipment           (109,021)          (44,499)           49,939                69
  Net (gain) loss on sale of other assets..........           (260,589)       (2,049,647)               --                --
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
  Depreciation.....................................         11,794,247        12,134,998        13,574,923            18,891
  Amortization of intangibles......................            281,193         1,246,915           773,561             1,076
  Write-offs and provisions........................          3,732,973         3,998,246         8,434,618            11,737
  Equity in net loss of related companies..........          2,882,816         7,616,440         8,902,380            12,388
  Amortization of goodwill.........................            833,727           847,140           646,652               900
  Price-level restatement, net.....................          2,189,816         2,337,770         1,951,347             2,715
  Foreign exchange gain, net.......................         (1,056,754)       (1,387,438)       (4,948,358)           (6,886)
  Other, net.......................................            (69,973)         (837,060)        3,671,371             5,109
CHANGES IN OPERATING ASSETS:
  Increase in current receivable...................         (4,578,302)       (6,047,801)       (4,599,635)           (6,401)
  Increase decrease in inventories.................          2,406,274           856,465        (3,611,483)           (5,026)
  Increase in other assets.........................         (3,915,002)       (3,742,788)       (1,895,462)           (2,638)
CHANGES IN OPERATING LIABILITIES:
  Increase (decrease) in trade accounts payable....           (153,392)        1,658,817         1,303,379             1,814
  Increase (decrease) in bank liabilities..........           (153,741)       (1,095,130)        2,410,065             3,354
  Increase in income tax...........................            661,133         1,563,827           576,264               802
  Increase (decrease) in accounts payable to
    related companies..............................           (112,165)        2,097,675          (198,737)             (277)
  (Decrease) increase in withholdings..............            399,483          (255,341)          124,243               173
  Loss in minority interest........................          2,640,735         3,266,121         4,550,160             6,332
                                                            ----------        ----------        ----------            ------

NET CASH PROVIDED BY
OPERATING ACTIVITIES...............................         35,511,120        40,468,439        49,375,889            68,708
                                                            ----------        ----------        ----------            ------

             The accompanying notes are an integral part of these
                      consolidated financial statements.


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Translation of financial statements originally
                        issued in Spanish - See Note 2)
                (Restated for general price-level changes and
                      expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

                                                                               Years ended December 31,
                                                          ------------------------------------------------------------------
                                                              2000              2001              2002                2002
                                                          -----------       -----------       -----------            -------
                                                               ThCh$             ThCh$             ThCh$              ThUS$
                                                                                                                   (Note 2(o))
CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds from issuance of subsidiary shares......          1,534,396                --                --                --
  Borrowings from banks and others.................         70,363,176         8,715,708         3,142,367             4,373
  Bonds payable....................................                 --        18,856,531        68,393,557            95,175
  Borrowings from related companies................          1,474,263         1,966,969            77,767               108
  Dividends paid...................................         (8,974,087)       (9,736,945)       (9,154,477)          (12,739)
  Payment of loans.................................        (11,298,550)      (12,060,059)      (45,098,497)          (62,758)
 Payment for bond issuance costs..................                 --                --        (3,832,239)           (5,333)
  Repayment of bonds...............................           (921,406)       (1,089,374)       (1,050,312)           (1,462)
  Payment of loans from related companies..........         (3,461,968)       (2,297,881)         (322,556)             (449)
  Other sources of financing.......................            (92,677)          973,079                --                --
  Other finance payments...........................         (1,376,039)         (161,858)         (454,221)             (632)
                                                           -----------       -----------       -----------           -------
NET CASH PROVIDED BY FINANCING ACTIVITIES..........         47,247,108         5,166,170        11,701,389            16,283
                                                           -----------       -----------       -----------           -------
CASH FLOW FROM INVESTING ACTIVITIES:
  Proceeds from sales of property, plant and.......            810,269         1,510,843           237,039               330
  Proceeds from sales of permanent investment......          1,888,230           948,448             1,381                 2
  Proceeds from sales of other investments.........         49,232,803        55,427,477        11,353,947            15,800
  Proceeds from loans from related companies.......          1,924,861         1,370,986            89,932               125
  Proceeds from forwards contracts.................          1,021,062        10,511,931         4,988,134             6,941
  Additions to property, plant and equipment.......        (20,400,973)      (33,712,000)      (15,499,312)          (21,568)
  Permanent investments............................        (85,955,667)       (4,050,846)       (4,072,027)           (5,667)
  Investment in financial instruments..............        (24,434,440)      (66,928,178)       (1,593,175)           (2,217)
  Related company loans............................         (1,964,551)         (156,216)          (30,696)              (43)
  Other investing activities.......................           (712,908)          111,234          (472,880)             (658)
                                                           -----------       -----------       -----------           -------
NET CASH USED IN INVESTING ACTIVITIES..............        (78,591,314)      (34,966,321)       (4,997,657)           (6,955)
                                                           -----------       -----------       -----------           -------
TOTAL NET CASH FLOW OF THE PERIOD..................          4,166,914        10,668,288        56,079,621            78,036
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS...         (1,864,186)       (1,289,677)       (1,691,174)           (2,353)
                                                           -----------       -----------       -----------           -------
NET INCREASE IN CASH AND CASH EQUIVALENTS..........          2,302,728         9,378,611        54,388,447            75,683
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
  PERIOD...........................................         27,227,439        29,530,167        38,908,778            54,144
                                                           -----------       -----------       -----------           -------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD.         29,530,167        38,908,778        93,297,225           129,827


             The accompanying notes are an integral part of these
                      consolidated financial statements.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)

1.       Business Description

         The primary activity of Cristalerias de Chile S.A. ("Cristalerias") and its subsidiaries (collectively, the "Company") is the production of glass bottles and plastic containers for the beverage industry. The Company also has majority holdings in companies within the communications, wine production, and construction industries. Virtually all the sales made by Cristalerias de Chile S.A. are within the domestic market, with the exception of wine bottle sales which have a significant export volume.

2.       Summary of Significant Accounting Policies

         (a) Basis for preparation of financial statements:

         The consolidated financial statements of the Company have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Chilean Superintendency of Securities and Insurance (the "SVS"), which are collectively referred to as "Chilean GAAP". Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Chile do not conform with generally accepted accounting principles in the United States (U.S. GAAP). Certain prior year amounts have been reclassified to conform to the current year method of presentation.

         The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

         In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

         The accompanying financial statements reflect the consolidated results of operations of Cristalerias and its subsidiaries. All significant inter-company accounts have been eliminated in consolidation. The company consolidates the financial statements of the companies in which it controls a majority of voting shares. Investments in companies in the development stage are accounted for using the equity method, except that any participation in income or losses is included directly in shareholders' equity instead of being reflected in the Company's consolidated statement of income.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)


2.      Summary of Significant Accounting Policies, continued:

        (a) Basis for preparation of financial statements, continued:

        As of December 31, 2001 and 2002, Cristalerias consolidated the following companies:

                               Name                                                  % Participation
                                                                     ------------------------------------------------
                                                                     2000                  2001                  2002
                                                                     ----                  ----                  ----

        Cristalchile Comunicaciones S.A. ...............             99.99                 99.99                 99.99
        Constructora Apoger S.A. "Apoger" (1)...........             88.00                 80.00                 80.00
        CIECSA S.A. and subsidiaries "CIECSA" (2).......             98.11                 98.21                 98.21
        Sociedad Anonima Vina Santa Rita "Santa
          Rita" (3).....................................             54.10                 54.10                 54.10
        Cristalchile Inversiones S.A. ..................                --                 99.99                 99.99
        Crowpla Reicolite S.A. (4)......................             99.99                    --                    --

         (1) Apoger consolidates its subsidiary, Monte Azul Ltda. which it owns 99.0%.

         (2) Consolidated CIECSA S.A. includes the balances of its subsidiary, Megavision S.A. of which it owned 78.01% and 99.99% beginning August 27, 2002. Beginning the third quarter of 2001, CIECSA's subsidiary, Ediciones Chiloe S.A. has not been consolidated, because ownership has decreased from 75% to 50%, and the Company no longer has control.
         (3) Santa Rita and subsidiaries includes the balances of its subsidiaries, Vina Dona Paula S.A. and Vina Carmen S.A., of which it owns 99.0% and 100%, respectively. Sur Andino S.A., which is 100% owned and consolidated, was created on March 1, 2001.
         (4) On June 29, 2001, Cristalerias contributed its investment in Crowpla Reicolite S.A. to a joint-venture with Andina Inversiones Societarias S.A. reducing its ownership from 99.99% to 50%. The joint-venture is not consolidated as neither party has control.

         (b) Price-Level Restatement:

         The financial statements have been price-level restated in order to reflect the effect of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities and income statement accounts have been restated to reflect the changes in the Chilean consumer price index from the date they were acquired or incurred to year-end.

         The purchasing power gain or loss included in net income within the account "price-level restatement" reflects the net effect of Chilean inflation on the monetary assets and liabilities held by the Company.

         The restatements were calculated using the official consumer price index ("CPI") of the National Institute of Statistics and based on the "prior month rule", in which the inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective year or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)


2.      Summary of Significant Accounting Policies, continued:

        (b) Price-Level Restatement, continued:

         The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

                                                                                                              Change over
                                                                                                                previous
                                                                                              Index            November 30
                                                                                              ------         ---------------


        November 30, 2000.........................................................            106.82                4.7%
        November 30, 2001.........................................................            110.10                3.1%
        November 30, 2002.........................................................            113.36                3.0%

         By way of comparison, the year-end values of the Chilean consumer price index are as follows:

                                                                                                              Change over
                                                                                                                previous
                                                                                              Index            December 31
                                                                                              -----            -----------

        December 31, 2000.........................................................            106.94                4.5%
        December 31, 2001.........................................................            109.76                2.6%
        December 31, 2002.........................................................            112.86                2.8%

         The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

         Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), which changes daily to reflect the changes in Chile's consumer price index. Many of the Company's investments and liabilities are denominated in UF. As the Company's indexed liabilities exceed its indexed assets, an increase in the index results in a net loss on indexation.

         Values for the UF are as follows (historical pesos per UF):

                                                                                                  Ch$
                                                                                               ----------

        December 31, 2000..........................................................            15,769.92
        December 31, 2001..........................................................            16,262.66
        December 31, 2002..........................................................            16,744.12

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



2.       Summary of Significant Accounting Policies, continued:

         (b) Price-Level Restatement, continued:

         Comparative financial statements:

         All amounts in the financial statements and notes are expressed in constant Chilean pesos of December 31, 2002 purchasing power, unless otherwise stated. For comparative purposes, the December 31, 2000 and 2001 financial statements, and the amounts disclosed in the related footnotes have been restated by 6.2%(1) and 3.0%, respectively, in order to present such information in terms of Chilean pesos as of December 31, 2002. This updating does not change the prior year's statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

         (1) Originally reported 2000 figures multiplied by 3.1% then multiplied by 3.0%

         (c) Assets and liabilities denominated in foreign currency:

         Balances in foreign currencies have been translated into Chilean Pesos at the Observed Exchange Rate as reported by the Central Bank of Chile as follows:

                                                                                      As of December 31,
                                                                          ------------------------------------------
                                                        Symbol             2000              2001              2002
                                                                          ------            ------            ------
                                                                           Ch$               Ch$               Ch$

        U.S. Dollar...........................           US$               573.65            654.79            718.61
        Pound Sterling........................           GBP               856.58            948.01          1,152.91
        German Mark (1).......................           DEM               275.50            296.36                --
        Italian Lira (1)......................           ITL                 0.28              0.30                --
        Swiss Franc...........................           CHF               354.87            390.62            517.69
        French Franc (1)......................           FRF                82.15             88.36                --
        Danish Corona (1).....................           DKK                72.25             77.82                --
        Euro..................................           EUR               538.84            578.18            752.55
        Argentina peso (2)....................           ARG               573.65            385.17            216.45

         (1) Beginning on January 1, 2002, these currencies have been replaced by the Euro.
         (2) In recent years prior to December 31, 2001, the Argentine peso was pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar. In early December 2001, restrictions were put in place that prohibited cash withdrawals above a certain amount and foreign money transfers, with certain limited exceptions. While the legal exchange rate remained at 1 peso to 1 U.S. dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts. In January 2002, the Argentine government announced its intent to create a dual currency system with a "official" fixed exchange rate of 1.4 pesos to 1 U.S. dollar for import and export transactions and a "free" floating exchange rate for other transactions. On January 11, 2002, the exchange rate market holiday ended and closing new "free" floating exchange rates ranged from 1.6 to 1.7 pesos to 1 U.S. dollar notwithstanding the official foreign exchange rate as of December 31, 2002, in accordance with SVS Circular No. 81. The conversion of Argentine subsidiary financial statements reflect the conversion rate of 1.7 pesos to 1 U.S. dollar.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



2.       Summary of Significant Accounting Policies, continued:

         (c) Assets and liabilities denominated in foreign currency, continued:

         Transactions in foreign currencies are recorded at the exchange rate prevailing when the transactions occur. Foreign currency balances are translated at the exchange rate prevailing at the month end. The resulting translation gains and losses related to these balances are included in foreign exchange gains and losses in the income statement for the period to which they relate.

         (d) Time deposits, marketable securities and investments under agreements to resell:

         Time deposits and marketable securities are shown at cost plus price-level restatement (indexation) and accrued interest, which approximates the market value of these items.

         Investments in mutual funds are presented at their redemption value at the end of each accounting period. Investment in other companies are recorded at the lower of adjusted cost or market value.

         Financial instruments acquired subject to reverse repurchase agreements are classified as Other Current Assets (see Note 9). These financial instruments are notes issued by the Chilean Central Bank, primarily denominated in UF and are stated at cost plus interest and indexation accrued at year-end.

         Investments held by the Company in bonds of Celulosa Arauco are included in Other Assets and recorded at par value, without adjusting them to the market value because the Company intends to hold these bonds until their maturity (see Note 16).

         (e)     Inventories:

         Inventories are valued at price-level restated cost, or at replacement cost, if lower. Finished goods are shown at restated direct costs, which include raw materials, energy and direct labor costs. Raw materials are valued at historical cost, which does not exceed net realizable value. Inventory costs are transferred to cost of sales on the basis of weighted-average cost.

         Rights to show television programs and programs produced by Megavision are valued at cost less amortization. The inventory of programs is amortized on an accelerated basis over the number of contracted showings in order to match the higher income earned from the initial showings.

         The stated values of inventories do not exceed their estimated net replacement cost.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



2.      Summary of Significant Accounting Policies, continued:

         (f)    Property, plant and equipment:

         Property, plant and equipment are presented at price-level restated cost; as further restated for permitted technical revaluations carried out during 1979 and 1986. Depreciation has been calculated on a straight-line basis, taking into account the estimated useful lives of the assets, which are as follows:

                                                                      Years
                                                                     -------
         Buildings and construction................................  15 - 50
         Machinery and equipment...................................   5 - 20
         Other.....................................................   3 - 10

         The Company accounts for repairs and maintenance expenditures that do not improve the operating capacity of its fixed assets as expenses. Expenditures such as betterments or significant improvements that enhance the operating capacity of its fixed assets are capitalized. When disposed of, the difference between the sales proceeds and the net book value of the fixed assets is treated as a gain or a loss.

         (g)    Investments in related companies:

         Investments in companies in which the Company's participation exceeds 10% but is 50% or less are accounted for using the equity method unless the Company does not have significant control. In addition, if a company (such as Cristalerias) is part of a group under common control which owns more than 10% of the outstanding voting shares of a related company, each company in the controlled group which has an ownership interest in the related company may account for its investment using the equity method. The Company's proportional share in net income and losses of related companies is recognized in non-operating income and expense in the Consolidated Statements of Income, after eliminating any unrealized profits from transactions between related companies.

         As of December 31, 2001, Envases CMF S.A. (formerly Crowpla Reicolite S.A.) has not been consolidated as it is included in investments in related companies. On June 29, 2001, the Company contributed this investment to a joint venture in Crowpla Reicolite with Andina Inversiones Societarias S.A., reducing its ownership share from 99.99% to 50.00%.

         (h)    Staff severance indemnities:

         The Company has recorded a liability for long-term service indemnities in accordance with the collective bargaining agreements entered into with its employees. This liability is shown at its current value, based on the amount that would be owed if the employees terminated their employment. Each employee is entitled to receive one month's salary for every year of service with the Company.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



2.       Summary of Significant Accounting Policies, continued:

         (i) Deferred income taxes and tax income:

         Deferred income taxes are recorded based on timing differences between accounting and taxable income. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates to be in effect at the time of reversal.

         (j) Allowance for doubtful accounts:

         The Company and its subsidiaries have made an allowance for doubtful accounts, which is deducted from accounts receivables and notes receivables. The criteria used in determining the allowance is based on the age of the balances due.

         (k)      Intangibles:

         Intangible assets comprise the value paid by Megavision in 1990 for the right to use the Channel 9 television frequency and its regional channels network and trademarks held by Santa Rita. The television broadcast rights have a long productive life, and according to commercial transactions it has maintained its economic value. The television broadcast rights are being amortized over a 40 year period on a decelerated basis, that is, the depreciation charge will increase as a proportion of the remaining balance. The decelerated basis has been chosen in order to match the amortization expense with the expected increases in advertising revenue. Trademarks are carried at historical cost plus price-level restatement. Beginning January 1, 1998, Santa Rita began to amortize these trademarks on a straight-line basis over a 40-year period.

         (l) Goodwill and negative goodwill:

         Goodwill has resulted from comparing the price paid for the investment made with the proportional carrying values of the investment's net assets acquired. The amortization of these values is over a period of 20 years. As of December 31, 2001 and 2002, there are no negative goodwill amounts recorded.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



2.      Summary of Significant Accounting Policies, continued:

        (m)    Foreign currency forward exchange contracts:

         The Company has entered into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions, and certain anticipated foreign currency denominated expenditures. Some of these foreign currency forward exchange contracts have been designated, and are effective as hedges. The amounts payable and the amounts receivable related to foreign exchange hedging contracts are recognized on a net basis under Other Current Liabilities and Other Long-term Liabilities for the years ending December 31, 2001 and 2002. Amounts payable or receivable under these contracts offset gains and losses on the assets, liabilities and transactions being hedged and are presented on a net basis at the end of the period and are classified according to the contract's expiration date.

         (n)    Revenue Recognition:

         Revenue is recognized (a) upon shipment of goods, at which time title transfers to the customer, or (b) upon broadcasting for advertising services.

         (o)    Convenience translation to U.S. Dollars:

         The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2002 closing exchange rate of Ch$718.61 per US$1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at that exchange rate or at any other rate of exchange.

         (p)    Statement of cash flows:

         The Company considers all time deposits and instruments under repurchase agreements with a remaining maturity of less than 90 days as of year-end to be cash equivalents.

         Cash flows related to the Company's activities such as interest paid, interest income, dividends received and all other cash flows not classified as investment or financing are recognized under "Cash Flow from Operating Activities".

         (q)    Repurchase and Resale agreement operations:

         The financial instruments acquired with resale agreement are presented at their acquisition value plus the interests and adjustments accrued at the closing of the fiscal year and they are classified as Other Current Assets.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



2.      Summary of Significant Accounting Policies, continued:

         (r)    Bonds:

         Bonds payable are recorded at the face value of the bonds. The difference between the face value and the proceeds received, equal to the premium or discount, is deferred and amortized over the term of the bonds.

         (s)    Computer Software:

         The Company and Vina Santa Rita acquired computer packages from third parties, which are recorded as Fixed Assets and amortized over 36 months by Cristalerias and 48 months by the subsidiary Vina Santa Rita, respectively.

         (t)    Foreign investments:

         In accordance with Technical Bulletin No. 64 ("BT 64") of the Chilean Association of Accountants, and Official Circular No. 5294 of the SVS, permanent foreign investments established in countries defined by BT 64 as being unstable, whose activities do not constitute an extension of the Company's operations are controlled and measured in U.S. dollars. Differences between the Chilean peso and the U.S. dollar exchange rate variation and fluctuations in CPI are accounted for as a charge or credit to the equity account called "Cumulative Translation Adjustment." Under BT 64, foreign exchange differences on US dollar-denominated liabilities that have been designated as a hedge of such investments are also included in the same equity account to the extent the hedge is effective. This rule corresponds to the Company's equity method investment in Rayen Cura and Vina Santa Rita's consolidated subsidiary Dona Paula S.A.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



3.       Changes in Accounting Principles

         There were no changes in accounting principles during the years ended December 31, 2001 and 2002 that would affect the comparability with previously issued financial statements.

4.       Time Deposits and Marketable Securities

         The composition of time deposits is as follows:


         Institution                                                    Currency            2001                2002
         ---------------------------------------------------------      --------           ----------         ----------
                                                                                            ThCh$               ThCh$

         Banco Santander-Santiago.................................        US$               4,392,573                 --
         ScotiaBank (formerly Sudamericano).......................        US$                      --            304,098
         Banco J.P. Morgan Chase Bank.............................        US$                      --          1,186,587
         Banco Deutsche bank Chile S.A............................        US$                      --          1,777,751
         Banco Credito e Inversiones..............................        US$               4,578,611                 --
         Banco A. Edwards.........................................        US$               4,431,434                 --
         Banco Santander-Santiago.................................         UF               2,294,448                 --
         Banco A. Edwards.........................................         UF                 908,165                 --
         Banco Santander-Santiago.................................         UF               4,347,838                 --
         ScotiaBank (formerly Sudameericano)......................         UF               1,357,577                 --
         Citibank, N.A............................................         UF               1,103,101                 --
         Banco Santander-Santiago.................................        Ch$                      --          9,714,010
                                                                                           ----------         ----------
         Total....................................................                         23,413,747         12,982,446
                                                                                           ==========         ==========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



4.       Time Deposits and Marketable Securities, continued

         Marketable securities consist of the following:

                                                                                             2001                   2002
                                                                                          ---------              ---------
                                                                                            ThCh$                   ThCh$

        Treasury Bonds and mutual funds.....................................              9,995,244             63,464,642
        Equity securities...................................................              3,367,606              3,799,340
        Other...............................................................                 73,747                199,211
                                                                                          ---------              ---------
        Total...............................................................             13,436,597             67,463,193
                                                                                         ==========             ==========


5.      Current receivables

        Current receivables are summarized as follows:

                                                                                       2001                    2002
                                                                                       ----                    ----
                                                                                      ThCh$                    ThCh$


        Trade accounts receivable........................................             33,150,103              38,262,076
        Miscellaneous accounts receivable................................                669,275                 704,449
        Notes receivable.................................................              4,459,244               4,830,556
                                                                                      ----------              ----------

        Sub-total........................................................             38,278,622              43,797,081
        Less: Allowance for doubtful accounts............................               (544,859)               (697,830)
                                                                                      ----------              ----------
        Total............................................................             37,733,763              43,099,251
                                                                                      ==========              ==========


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



6.       Related Party transactions:

         The following table details amounts receivable from and payable to related parties as of December 31, 2001 and 2002:

                                                                       Balance Receivable              Balance Payable
                                                                     -----------------------      -------------------------
                                                                        2001           2002            2001           2002
                                                                     --------        -------      ---------         -------
                                                                      ThCh$          ThCh$          ThCh$           ThCh$
        Short-term
        Metropolis - Intercom (indirect affiliate company)...          34,607         53,547         37,303              --
        Inversiones Bayona S.A. (shareholder)................              --             --        182,697         124,163
        Servicios y Consultorias Hendaya S.A. (shareholder)..           4,450          4,655        175,492         120,721
        Elecmetal S.A. (majority shareholder)................           1,059            850        673,002         457,380
        Editorial Zig-Zag S.A. (affiliate)...................         283,966        234,248             --              --
        Cordillera Comunicaciones Ltda. (affiliate)..........              --             --        206,834              --
        Claro y Co. (common board members)...................             294            238         20,293          39,884
        Distribuicion via Directa (common control)...........              --             --             --              --
        Envases CMF S.A. (affiliate).........................              56            138         18,537          87,164
        Marketing Meter Ltda. (affiliate)....................              --             --             --           9,865
        Cia Subamericana de Vapores (common control).........           1,634         17,300         13,866           6,723
        Vina Los Vascos S.A. (indirect affiliate)............         120,044         85,421          8,333           7,312
        Rayen Cura S.A.I.C. (affiliate)......................              --          2,900             --          25,905
        Ediciones Financieras S.A. (affiliate)...............           3,332            118          3,751           2,476
        Televisa International S.A. De C.V...................              --             --        657,574              --
                                                                      -------        -------      ---------         -------
                 Total Short-term............................         449,442        399,415      1,997,682         881,593
                                                                      =======        =======      =========         =======

        Long-term
        Ediciones Chiloe S.A. (affiliate)....................          11,796          1,428             --              --
                                                                      -------        -------      ---------         -------
                 Total Long-term.............................          11,796          1,428             --              --
                                                                      =======        =======      =========         =======


         All related party transactions use estimated market rates.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



6.       Related Party transactions, continued:

         Transactions with related parties that affect net income are as follows:

                                                            Amount of transaction              (Charge) Credit to income
                                                     ----------------------------------   ------------------------------------
                                                        2000        2001         2002        2000         2001         2002
                                                     ---------   ---------    ---------   ----------   ----------   ----------
                                                       ThCh$        ThCh$       ThCh$        ThCh$        ThCh$       ThCh$
CRISTALCHILE S.A.
  Servicios y Consultorias Hendaya S.A.
    (shareholder)
  Services received.............................     1,264,569   1,272,951    1,317,364  (1,264,569)  (1,272,951)  (1,317,364)
  Dividends paid................................       742,426     775,500      716,167          --           --           --
  Services Provided.............................        18,911      20,013       19,412      18,911       20,013       19,412
  Sales.........................................         8,917       7,764        4,143       7,049           39          130
  Sale of Fixed Assets..........................        13,326          --           --          --           --           --
Cia Electro Metalurgica S.A. (shareholder)
  Dividends paid................................     2,847,160   2,973,996    2,746,458          --           --           --
  Payments on company's behalf..................         3,710          21           --          --           --           --
  Purchase of industrial materials..............           171       6,225        3,674        (171)          --           --
  Advertising sold..............................         5,211       2,336        1,487       2,942          530          220
  Services provided.............................           170          --           --        (170)          --           --
Claro y Cia (common board member)
  Legal Counsel.................................       147,051     168,676      233,010    (147,051)    (168,676)    (233,010)
  Sales.........................................           356       1,277          887         112          356          294
Navarino S.A. (indirectly related company)
  Services Provided.............................         9,799       9,867        9,816       9,799        9,867        9,816
  Advertising sold..............................         2,451          --           --       2,451           --           --
Quemchi S.A. (indirectly related company)
  Services Provided.............................         9,799       9,867        9,816       9,799        9,867        9,816
  Loans Granted.................................        37,168      51,500           --          --           --           --
  Repayment of Loans............................        37,168      51,500           --          --           --           --
  Interest on Loans Granted.....................            61         157           --          61          157           --
  Advertising sold..............................         1,932          --           --       1,932           --           --

Cia Sudamenricana de Vapores (indirectly
  related company)
  Shipping Services.............................       337,054     415,947       12,265    (337,054)    (415,947)     (12,265)
  Advertising sold..............................        36,195          --           --      36,195           --           --
  Advertising contracts.........................        87,610      54,933       26,667      87,610       54,933       26,667
  Services received.............................        27,653      45,746       40,639     (27,653)     (45,746)     (40,639)
  Sales.........................................        58,448      50,739       46,323      16,153       11,231        9,725
Rayen Cura S.A. (related company)
  Direct Sales..................................        54,501      39,549          183      16,473       10,537           --
  Paid in Capital...............................     5,424,813   3,336,976           --          --           --           --
  Repayment of Loans............................            --         415           --          --           --           --

Cordillera Comunicaciones Ltda.
  Broadcasting rights...........................            --          --      213,945          --           --           --


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



6.      Related Party transactions, continued:

                                                            Amount of transaction              (Charge) Credit to income
                                                      --------------------------------     ---------------------------------
                                                        2000        2001         2002        2000         2001         2002
                                                      -------     -------      -------     -------      -------      -------
                                                       ThCh$        ThCh$       ThCh$        ThCh$        ThCh$       ThCh$
CIECSA S.A.
Envases CMF S.A. (related company)
  Purchase of Industrial Materials..............           --      17,892      510,307          --           --       49,523
  Sales.........................................          143         178          194         104           36           64
  Paid in Capital...............................           --     517,103           --          --           --           --
  Repayment of Loans............................      549,912    1,282,655          --          --           --           --
  Interest on Loans Granted.....................      190,442      60,309           --     190,442       60,309           --
  Reimbursement of Expenses.....................           --      12,486           --          --      (12,486)          --
  Other.........................................           --          --        4,256          --           --           --
Editorial Zig-Zag S.A. (related company)
  Advertising sold..............................       22,237          --           --      22,237           --           --
Televisa SA de CV (shareholder)
  Sales.........................................      123,721      35,966           --     123,721       35,966           --
  Purchase of Materials.........................     1,268,317   1,855,521          --  (1,268,317)  (1,855,521)          --
Metropolis Intercom S.A. (related company)
  Advertising sold..............................      259,148     185,935      319,566     259,148      185,935      227,100
  Subscription sold.............................       57,170          --           --      57,170           --           --
  Advertising purchased.........................        9,070      64,886       15,308      (9,070)     (64,886)     (15,308)
  Sales.........................................           --          --        9,778          --           --        3,240
  Other.........................................           --          --          143          --           --           --
Empresa Editorial Televisa SA (related company)
  Sales.........................................           21          --           --         (21)          --           --
Forus SA (directors in common)
  Advertising sold..............................       36,106          --       80,572      36,106           --       (2,036)
Indesa S.A. (related company)
  Advertising sold..............................          174          --           --         174           --           --
  Subscription sold.............................           91          --           --          91           --           --
Maritima de Inversiones S.A. (directors in
  common)
  Advertising sold..............................        1,845          --           --       1,845           --           --
  Subscription sold.............................           91          --           --          91           --           --
Sonda S.A. (directors in common)
  Subscription sold.............................          233          --           --         233           --           --
Distribuidora Via Directa S.A.
  Newspaper distribution........................      166,279          --           --    (166,279)          --           --
  News Stands...................................      131,409          --           --     131,409           --           --
  Other.........................................           87          --           --          87           --           --
Costanera S.A.C.I. (related company)
  Advertising sold..............................        4,715          --           --       4,715           --           --
  Program production............................      189,937      80,116           --    (189,937)     (80,116)          --
Inversiones Bayona S.A. (majority shareholder)
  Dividends.....................................      772,909     807,340      745,571          --           --           --
Vina Los Vascos S.A. (indirectly related
  company)
  Direct Sales..................................      570,766     485,526      515,402     172,512      109,948      139,050
  Purchase of Industrial Materials..............       46,520      44,374       39,692         (56)          --           --
Inmobiliaria Don Aberto S.A. (indirectly
  related company)
  Interest on Loans Granted.....................        6,131         970           --       6,131          970           --
  Loans Repaid..................................      417,212      43,453           --          --           --           --
  Dividends.....................................           --      46,361           --          --           --           --


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



6.       Related Party transactions: continued

                                                              Amount of transaction            (Charge) Credit to Income
                                                           ---------------------------        ----------------------------
                                                           2000        2001       2002        2000        2001        2002
                                                           ----        ----       ----        ----        ----        ----
                                                          ThCh$       ThCh$       ThCh$      ThCh$       ThCh$       ThCh$
        S.A. VINA SANTA RITA
        Inversions Pocuro Ltda
          Subscription sold........................           87          --          --         87          --          --

        CAP S.A. (related company)
          Advertising sold.........................           --       2,575          --         --       2,575          --

        Ediciones Financieras S.A. (related
          company)
          Payments on company's behalf.............           --      10,269          --         --          --          --
          Advertising sold.........................           --      56,368      26,855         --          --     (18,237)
          Advertising purchased....................          173      61,066          --         --     (61,066)         --
          Other sold...............................           --       4,829       9,421         --         792       1,816
          Services received........................           --       8,967       6,859         --      (8,967)     (6,859)
          Sales....................................       23,302          --          --    (23,302)         --          --

        Sociedad Agricola Vinedos Cullipeumo Ltda.
          (related company)
          Purchase of Industrial Materials.........           --      39,658      81,458         --          --          --

        Carmen Luz Sanchez (related party)
          Purchase of Industrial Materials.........           --      50,909      59,490         --          --          --



7.      Inventories

        Inventories have been valued in accordance with the policy described in Note 2(e). The principal components are as follows:

                                                                                                 2001                2002
                                                                                               ---------          ---------
                                                                                                 ThCh$              ThCh$

        Finished products.........................................................             8,115,396          8,329,808
        Raw materials and fuel....................................................            15,939,664         17,205,395
        Operating supplies and spare parts........................................             2,973,635          2,604,989
        Goods-in-transit..........................................................               393,598            197,093
        Foreign and local programming not yet transmitted.........................             2,243,890          3,474,252
                                                                                              ----------         ----------

        Total.....................................................................            29,666,183         31,811,537
                                                                                              ==========         ==========


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



8.      Income and Deferred Taxes

        The Company and its subsidiaries have recorded a current tax provision of 16% in 2002, 15% in 2001 of taxable income for income tax and for withheld employee taxes. The income tax liability is determined based on current Chilean tax laws and is presented as a net asset or liability.

        Net recoverable taxes assets as of December 31, 2001 and 2002 are calculated, as follows:

                                                                                                2001                2002
                                                                                             ----------         ----------
                                                                                               ThCh$              ThCh$

        Provision for current income taxes........................................           (3,987,529)        (4,223,649)
        Withheld employee taxes...................................................               (8,552)            (9,350)
                                                                                             ----------         ----------
        Total current taxes.......................................................           (3,996,081)        (4,232,999)

        Credits:
        Credit Art. 33............................................................               44,380             78,510
        Monthly income tax installments...........................................            4,923,300          4,344,607
        Training expenditures.....................................................              108,761            122,451
        Grants....................................................................               74,319             47,968
                                                                                             ----------         ----------
        Total Credits.............................................................            5,150,760          4,593,536

        Income tax refund.........................................................            1,154,678            360,537
        Other credits.............................................................              369,071            427,193
                                                                                             ----------         ----------
        Recoverable taxes, net....................................................            1,523,749            787,730
                                                                                              =========            =======

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



8.      Income and Deferred Tax, continued:

        The income tax rate increased from 15% to 16% in 2002, increasing to 16.5% in 2003, and 17% in 2004. Deferred tax assets and liabilities as of December 31, 2002, are recorded using the applicable tax rate depending on the year of reversal. The net deferred tax liabilities recognized by the Company as of December 31, 2001 and 2002 amounted to ThCh$721,791 and ThCh$2,826,590, respectively, and is classified as short and long-term as follows:

                                                                               2001                          2002
                                                                     -------------------------     ------------------------
                                                                     Short Term      Long Term     Short Term     Long Term
                                                                     ----------      ---------     ----------     ---------
                                                                        ThCh$          ThCh$         ThCh$           ThCh$
        Deferred income tax assets:
        Allowance for doubtful accounts........................          87,806             --       113,114             --
        Advanced payments......................................         256,234             --       275,148             --
        Vacation provision.....................................         171,918             --       170,806             --
        Severance payments.....................................           1,776         33,742         1,867         35,468
        Packaging provision....................................         165,411             --       116,184             --
        Machinery repairs provision............................         133,274             --            --             --
        Furnace repairs provision..............................         183,446        552,278       321,645        293,169
        Inventories obsolence provision........................          40,988             --        13,355             --
        Spareparts obsolence provision.........................          96,247             --        94,105             --
        Bond discount amortization.............................          36,673             --        58,626             --
        Intangibles amortization...............................         229,979             --       229,427             --
        Deferred customs duties................................          25,150             --        14,109
        Depreciation...........................................              --          4,304            --         13,523
        Unrealized earnings related companies..................         130,216          1,183       119,885         52,934
        Other provisions.......................................         116,564         96,437        91,826        103,587
        Directors' fees........................................           8,931             --        20,236             --
        Required bank reserve..................................          13,538             --         8,650             --
        Accumulated tax losses.................................              --      5,290,538            --      4,677,104
        Complementary account, net of amortization.............        (252,623)    (4,776,497)     (189,256)    (4,045,345)
                                                                     ----------      ---------     ----------     ---------
            Total deferred income tax assets...................       1,445,528      1,201,985     1,459,727      1,130,440
                                                                     ----------      ---------     ----------     ---------

        Deferred income tax liabilities:
        Depreciation...........................................              --      6,672,208            --      7,977,645
        Other events...........................................              --             --        12,630          1,018
        Deferred customs duties................................              --             --            --        152,217
        Advanced expenses......................................          44,738             --        43,686             --
        Bond discount..........................................              --        238,974        51,666        798,042
        Capitalized moldings...................................              --        270,621            --        248,735
        Deferred expenses......................................         259,355             --       171,527             --
        Complementary accounts, net of amortization............        (161,567)    (3,955,025)           --     (4,040,409)
                                                                     ----------      ---------     ----------     ---------
            Total deferred income tax liabilities..............         142,526      3,226,778       279,509      5,137,248
                                                                     ==========     ==========     =========     ==========
            Net deferred tax asset (liability).................       1,303,002     (2,024,793)    1,180,208     (4,006,808)
                                                                     ----------     ----------     ---------     ----------


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



8.      Income and Deferred Tax, continued:

        Income tax expense as of December 31, 2000, 2001 and 2002 is as follows:

                                                                                2000              2001             2002
                                                                             ----------       ----------        ----------
                                                                                ThCh$            ThCh$             ThCh$

        Parent Company 1st category tax...............................       (4,001,543)      (3,996,081)       (4,232,999)
        Deferred tax expense..........................................         (141,380)        (457,306)       (2,182,871)
        Tax benefit for tax losses....................................            6,409            6,341           (38,992)
        Deferred tax amortization.....................................          260,151         (634,251)           57,049
        Deferred tax loss effect due to change in enacted income
          tax rates...................................................               --          (50,484)               --
                                                                             ----------       ----------        ----------
        Income tax expense............................................       (3,876,363)      (5,131,781)       (6,397,813)
                                                                             ==========       ==========        ==========

9.      Other current assets

        Other current assets are valued as described in Note 2 (q) and are principally comprised of investments in government securities subject to reverse repurchase agreements.

                                                                                           2001                   2002
                                                                                        ----------             ----------
                                                                                           ThCh$                  ThCh$

        Reverse repurchase agreements (see Note 10)........................              11,807,389             15,017,495
        Other..............................................................                  69,889                389,997
                                                                                         ----------             ----------
        Total..............................................................              11,877,278             15,407,492
                                                                                         ==========             ==========


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



10.     Reverse repurchase agreements:

                                                                                                   Carrying value as of
                                                                                              ------------------------------
                                                            Purchase         Maturity          Purchase         December 31,
                        Issuer                                Date              Date              Date             2002
---------------------------------------------------      -------------     -------------      ------------      ------------

B.C.I. C.B. .......................................        30-12-2002        02-01-2003           823,000           823,027
B.C.I. C.B. .......................................        30-12-2002        06-01-2003           333,000           333,017
BBV BHIF...........................................        28-11-2002        06-01-2003           802,582           803,999
BBV BHIF...........................................        04-12-2002        06-01-2003           647,578           648,579
BBV BHIF...........................................        09-12-2002        10-03-2003           620,857           621,673
BBV BHIF...........................................        02-12-2002        06-01-2003           718,610           719,843
SCOTIABANK SUD AMERICANO...........................        31-12-2002        08-01-2003           300,000           300,437
SCOTIABANK SUD AMERICANO...........................        13-12-2002        10-01-2003           100,000           100,159
SCOTIABANK SUD AMERICANO...........................        13-12-2002        29-01-2003           100,000           100,159
SCOTIABANK SUD AMERICANO...........................        25-10-2002        21-03-2003           368,000           360,696
SCOTIABANK SUD AMERICANO...........................        07-11-2002        25-04-2003           286,800           288,234
SCOTIABANK SUD AMERICANO...........................        14-11-2002        23-05-2003           283,415           288,115
SCOTIABANK SUD AMERICANO...........................        25-11-2002        20-06-2003           212,400           215,993
SCOTIABANK SUD AMERICANO...........................        30-12-2002        24-01-2003           107,792           107,801
B.C.I. C.B. .......................................        06-12-2002        03-01-2003         3,011,491         3,018,518
SCOTIABANK SUD AMERICANO...........................        20-11-2002        10-01-2003           360,761           361,082
SCOTIABANK SUD AMERICANO...........................        20-12-2002        10-01-2003         3,001,960         3,005,372
INVERSIONES BOSTON C.B. ...........................        27-12-2002        03-01-2003           350,000           350,126
INVERSIONES BOSTON C.B. ...........................        30-12-2002        03-01-2003           300,000           300,028
BBV BHIF...........................................        27-12-2002        06-01-2003           510,847           517,511
BBV BHIF...........................................        27-12-2002        09-01-2003           141,902           143,753
BBV BHIF...........................................        23-12-2002        23-01-2003           697,080           718,922
BANCO DE CHILE.....................................        26-12-2002        03-01-2003           197,604           201,261
INVERSIONES BOSTON C.B. ...........................        27-12-2002        03-01-2003           390,000           390,140
INVERSIONES BOSTON C.B. ...........................        30-12-2002        03-01-2003            60,000            60,006
INVERSIONES BOSTON C.B. ...........................        30-12-2002        03-01-2003           155,000           155,014
INVERSIONES BOSTON C.B. ...........................        27-12-2002        03-01-2003            84,000            84,030
                                                                                               ----------        ----------
Total..............................................                                            14,964,679        15,017,495
                                                                                               ==========        ==========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



11.      Property, Plant and Equipment

         Property, plant and equipment have been valued in accordance with
         Note 2(f). The items comprising property, plant and equipment of the Company at each year end, are primarily land, industrial buildings, infrastructure, machinery and equipment distributed among the Padre Hurtado Plant, the San Sebastian plant and Megavision's Vicuna Mackenna facilities and Santa Rita's vineyards, building, infrastructure and equipment distributed among Alto Jahuel and Peralillo.

         a)     Technical revaluation and adjustment of book value:

         Property, plant and equipment include increases arising from the technical revaluation of certain assets carried out during 1979 and 1986, in accordance with instructions from the SVS.

         The gross amount of technical revaluation included in the carrying amount of assets is detailed below by class of asset:

                                                                                                 2001               2002
                                                                                               ---------          ---------
                                                                                                 ThCh$              ThCh$

        Land......................................................................               309,621            309,621
        Buildings and construction................................................             6,629,628          6,225,678
        Machinery and equipment...................................................             1,595,716          1,102,092
                                                                                               ---------          ---------

        Total increase in value due to technical revaluation of property,
          plant and equipment.....................................................             8,534,965          7,637,391
                                                                                               =========          =========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



11.     Property, Plant and Equipment, continued:


         b) Depreciation

         The depreciation charge to income each year and the balance of accumulated depreciation at each year-end are summarized as follows:

                                                                          2000                2001                2002
                                                                        ----------          ----------          ----------
                                                                         ThCh$               ThCh$               ThCh$
        Depreciation of:
        Property, plant and equipment.........................          11,437,834          11,870,652          13,368,405
        Technical revaluation.................................             356,413             264,346             206,518
                                                                        ----------          ----------          ----------

        Depreciation expense..................................          11,794,247          12,134,998          13,574,923
                                                                        ==========          ==========          ==========


        c) Accumulated depreciation at each year-end is distributed as follows:

                                                                                         2001                    2002
                                                                                       ----------              ----------
                                                                                         ThCh$                   ThCh$

        Property, plant and equipment.....................................             76,268,275              84,743,751
        Technical revaluation.............................................              6,591,426               5,900,046
                                                                                       ----------              ----------
        Accumulated depreciation..........................................             82,859,701              90,643,797
                                                                                       ==========              ==========



12.     Investments in Related Companies

        The investments in related companies at each year-end are as follows:

                                                                                2001                          2001
                                                                       ------------------------      ----------------------
                                                                         %            ThCh$            %            ThCh$
                                                                       ------       -----------      ------     -----------

        Vina Los Vascos S.A. ..................................         43.00         4,580,828       43.00       5,057,334
        Envases CMF S.A. ......................................         50.00        14,739,455       50.00      15,995,324
        Ediciones Chiloe S.A. .................................         50.00           576,271       50.00         592,051
        Cordillera Comunicaciones Ltda.........................          0.25           405,075        0.25         362,459
        Cordillera Comunicaciones Holding Ltda. ...............         50.00        80,609,989       50.00      72,129,281
        Editorial Zig-Zag......................................         49.86           341,498       49.89         383,937
        Inmobiliaria Don Alberto...............................         38.17             1,109       38.17              13
        Rayen Cura S.A.C.I. ...................................         40.00        13,525,112       40.00      15,132,555
        Simetral S.A. .........................................         81.50           123,269       81.50              --
                                                                                    -----------                 -----------
        Total..................................................                     114,902,606                 109,652,954
                                                                                    ===========                 ===========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



12.     Investments in Related Companies, continued:


        Income resulting from these investments for each year is as follows:

                                                                                   Participation in net income (loss)
                                                                              ----------       ----------       ----------
                                                                                 2000             2001             2002
                                                                              ----------       ----------       ----------
                                                                                 ThCh$            ThCh$            ThCh$

        Vina Los Vascoa S.A. ..........................................          516,549          487,731          476,506
        Envases CMF S.A. ..............................................               --          946,327        1,275,055
        Inmobiliaria y Constructora Richelieu S.A. ....................               83             (466)              --
        Ediciones Chiloe S.A. .........................................               --          (37,711)         (44,675)
        Cordillera Comunicaciones Ltda. ...............................          (20,265)         (36,225)         (45,738)
        Cordillera Comunicaciones Holding Ltda. .......................       (4,032,834)      (7,208,724)      (8,480,708)
        Editorial Zig-Zag S.A. ........................................           (5,008)          67,217           42,440
        Inmobiliaria Don Alberto S.A. .................................           10,882          (11,645)          (1,095)
        Rayen Cura S.A.C.I. ...........................................          647,777       (1,822,944)      (2,124,165)
                                                                              ----------       ----------       ----------
        Total..........................................................       (2,882,816)      (7,616,440)      (8,902,380)
                                                                              ==========       ==========       ==========


         The Company has valued its investments in related companies as described in Note 2(g). The following is a description of the Company's significant investments.

         Cordillera Comunicaciones Ltda.

         In May 2000, Cristalerias settled an arbitration proceeding with Telefonica CTC Chile (CTC), initiated in May 1998 to resolve the dispute between the parties over the development of internet services through Metropolis-Intercom, a joint-venture between the Company's unconsolidated subsidiary, Cordillera Comunicaciones, and CTC. During 2000, the Company's equity-method investment, Cordilleras Comunicaciones bought the remaining interest in Metropolis- Intercom and the HFC network from CTC for US$ 270 million. Cordillera Comunicaciones is 50% owned by both by the Company and Liberty Media.

         The Company does not consolidate Cordillera Comunicaciones, as it does not have control.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



12.     Investments in Related Companies, continued:

         Vina Los Vascos S.A.

         On September 15, 2000, Vina Santa Rita acquired an additional 2,188,680 shares of Vina Los Vascos S.A., in the amount of ThCh$391,974 (historical pesos). This transaction generated goodwill of ThCh$185,810. (historical pesos). With this acquisition Vina Santa Rita's ownership percentage totals 43% as of December 31, 2002.

         Editorial Zig-Zag S.A.

         During September 2000, CIECSA bought an additional 18,379,380 shares in Zig-Zag for ThCh$113,074 (historical pesos) to increase the ownership percentage in Zig-Zag to 49.89%.

         Editorial Zig-Zag increased its capital on February 26, 2001, CIECSA S.A. bought 22,600,000 shares for ThCh$56,550 (historic), and subsequently purchased 60,000 additional shares of Editorial Zig-Zag S.A. for an amount of ThCh$150 (historic), maintaining its current 49.89% share.

         Simetral S.A.

         In October 2000, CIECSA S.A. formed Simetral S.A., with a 81.5% ownership interest.

         During the shareholders' meeting held on July 23, 2001, the shareholders of Simetral S.A. agreed to increase the company's capital by ThCh$284,044 (historic), divided in 1,000,000 shares to ThCh$414,044 (historic) divided into 1,457,676 shares, through the issuance of 457,676 shares with a value of Ch$284.0437 each.

         CIECSA S.A. purchased 373,006 shares of this issuance on August 28, 2001, for a value of ThCh$105,950 (historic) maintaining its 81.5% share of Simetral S.A.'s equity.

         As of December 31, 2002 the investment in this subsidiary (Simetral S.A.) has been consolidated since the company started operations in January 1, 2002. As of December 31, 2001 Simetral S.A. was in the development stage, therefore it was not consolidated.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



12.      Investments in Related Companies, continued:

         Rayen Cura S.A.I.C.

         The Company transferred the investment it had in Rayen Cura S.A.I.C., a company established in the city of Mendoza, Argentina, to its subsidiary CristalChile Inversiones S.A. for ThCh$18,340,577 (historic pesos) , equivalent to US$25,582,473 (historic dollars) on December 28, 2001, which includes the loan from shareholders issued in July 2001 of US$4,800,000. This transaction had no effect on results as it was a transaction between entities under common control and all amounts were recorded at book values.

         As of December 31, 2002, an exchange rate of 3.32 Argentine Pesos per U.S. Dollar was recognized in Rayen Cura S.A.I.C.'s financial statements. In turn, the subsidiary Cristalchile Inversiones S.A., adjusted Rayen Cura S.A.I.C.'s financial statements to reflect the devaluation from 1.70 to 3.32 Argentine Pesos per U.S. Dollar.

         In accordance with Chilean GAAP, CristalChile Inversiones S.A. remeasured the Rayen Cura S.A.C.I. financial statements using a rate of exchange of 1.70 and 3.32 Argentine Pesos per U.S. dollar as of December 31, 2001 and 2002, respectively. The accounting charge to results as a consequence of the foreign currency devaluation of the Argentine Peso was ThCh$3,060,166 at December 31, 2002 and ThCh$2,292,836 at December 31, 2001, respectively.

         During 2002, the partners contributed US$9,900,000 in equal proportions to Rayen Cura, maintaining the Company's 40% share.

         In accordance with Technical Bulletin No. 64, the Company presents the following information with respect to this foreign investment (See Note 2(t)):

                                                                                 2000             2001              2002
                                                                               ----------       ----------       ----------
                                                                                 ThCh$            ThCh$            ThCh$

         Participation of Cristalchile in Rayen Cura S.A.I.C. .........        10,957,380       13,525,112       15,132,555
         Goodwill on investment, net of accumulated amortization.......         5,177,798        5,426,656        5,424,638
         Total investment value........................................        16,135,178       18,951,768       20,557,193
                                                                               ==========       ==========       ==========

         Participation in net income (loss) for the year...............           647,777       (1,822,944)      (2,124,165)
                                                                               ==========       ==========       ==========
         Participation in net income available for dividends...........           453,443               --               --
                                                                               ==========       ==========       ==========


         The investment in Rayen Cura S.A.I.C. is measured in U.S. dollars in accordance with Technical Bulletin No 64.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



12.      Investments in Related Companies, continued:

         Ediciones Chiloe S.A.

         CIECSA sold 443,731 shares of Ediciones Chiloe S.A. to Recoletos Chile Ltda. on September 27, 2001, thereby reducing its share in the company to 50%. The sale generated a gain of ThCh$548,525 as well as the recognition of ThCh$48,925 from previously unrecognized earnings. During the Shareholders' meeting held on September 27, 2002, the shareholders agreed to increase the company's capital by ThCh$684,308 through the issuance of 1,500,795 shares, which were equally purchased by CIECSA S.A. and Recoletos Chile Ltda., so each party maintained the same ownership percentage. In the issuance, 1,297,013 shares, equivalent to ThCh$583,339, were paid by contributing 1,046 shares of Ediciones Financieras S.A. valued at ThCh$421,551 and forgiveness of loans of ThCh$161,788.

         On February 4, 2002, the shareholders of Ediciones Chiloe agreed to purchase, 86,352 shares that had already been subscribed. The subsidiary Ciecsa paid ChTh$19,859, equivalent to 43,176 shares, thus maintaining 50% participation in Ediciones Chiloe. Payment is pending for 135,030 shares that mature in September 2004.

         Envases CMF S.A.

         During the Shareholders' meeting of Crowpla Reicolite S.A. that was held on June 29, 2001, shareholders agreed to increase the company's capital to ThCh$26,220,315 (historic pesos) divided into 56,000 shares, through the issuance of 29,000 shares equivalent to ThCh$15,648,300 (historic). Andina Inversiones Societarias S.A. purchased 28,000 shares worth ThCh$15,149,749 (historic), and Cristalerias purchased 1,000 shares worth ThCh$498,552 (historic). As a result of this transaction, Cristalerias decreased its ownership in the company to 50% and the investment is no longer consolidated as neither company has control of the joint-venture. Cristalerias recognized a gain from the excess of its share in the joint venture's equity and the book value of its investment of ThCh$2,049,647 (historic), which is included in Gain on Sale of Investments in Other Non-Operating Income (see Note 25). The company changed its name to Envases CMF S.A. during November 2001.

13.      Investments in Other Companies

         The investment in other companies, which at December 31, 2002 totaled ThCh$817,425 (ThCh$1,473,174 at December 31, 2001) are presented in the tables:

                                                                                                      Accounting value
                                                               Number of          Share           --------------------------
         Corporation                                            shares         percentage           2001              2002
         ----------------------------------------------       ----------        --------          ---------         --------
         Internet Holding S.A. ........................           65,765            7.42            879,529          219,883
         Bazuca Com. INC...............................          266,500            7.89            590,583          597,542
         Metropolis Intercom S.A. .....................                1            0.00                 22               --
         Proser S.A. ..................................               50            1.50              3,040               --
                                                                                                  ---------          -------
         Total.........................................                                           1,473,174          817,425
                                                                                                  =========          =======

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



14.     Goodwill, net

        Goodwill, net of accumulated amortization of ThCh$3,853,501 and ThCh$4,500,253 as of December 31, 2001 and 2002, respectively, is as follows:

                                                                                                2001                2002
                                                                                              ---------           ---------
                                                                                                ThCh$               ThCh$
        Editorial Zig-Zag S.A. ...................................................              113,966             107,677
        Ciecsa S.A. ..............................................................            1,560,452           1,440,418
        Sociedad Anonima Vina Santa Rita..........................................              652,862             603,182
        Red Televisiva Megavision S.A. ...........................................               75,684             926,272
        Vina Los Vascos S.A. .....................................................            1,312,101           1,222,809
        Rayen Cura S.A. ..........................................................            5,426,656           5,424,638
                                                                                              ---------           ---------
        Goodwill, net.............................................................            9,141,721           9,724,996
                                                                                              =========           =========


        On August 27, 2002, CIECSA increased its ownership share in Red Televisiva Megavision S.A. from 78.01% to 99.99%. This purchase was accounted for under the purchase method, generating goodwill of ThCh$859,231 for the amount of the purchase price over the carrying value of net assets purchased.

15.     Intangibles, net

        Intangibles at each year-end are as follows:

                                                                                                2001                2002
                                                                                             ----------          ----------
                                                                                               ThCh$               ThCh$

        Channel 9 and regional network frequency concessions......................           10,079,464          10,079,464
        Trademarks................................................................            1,508,133           1,579,219
                                                                                             ----------          ----------
                                                                                             11,587,597          11,658,683
        Accumulated frequency amortization........................................             (676,061)           (811,274)
        Accumulated trademarks amortization.......................................             (138,083)           (182,076)
                                                                                             ----------          ----------
        Intangibles, net..........................................................           10,773,453          10,665,333
                                                                                             ==========          ==========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



16.     Other Assets

        Other assets at each period-end are as follows:

                                                                                               2001               2002
                                                                                               ThCh$              ThCh$

        Inventories of domestic and foreign programming to be broadcast in over one
          year....................................................................               956,635          1,824,719
        Celulosa Arauco bonds (1).................................................             9,342,455          9,839,703
        Bond discount.............................................................             1,107,665          3,427,683
        Bond issuance costs.......................................................               239,185          1,212,679
        Other.....................................................................               855,129            435,328
                                                                                              ----------         ----------
        Total Other assets........................................................            12,501,069         16,740,112
                                                                                              ==========         ==========

         (1) During 2001, the Company purchased Celulosa Arauco bonds with a face value of ThCh$8,787,319 (approximately US$13,420,000) at an annual rate of 6.95% with a maturity date of September 15, 2005. A premium of ThCh$195,957 will be amortized over the term of the bonds. The bonds are intended to be held-to-maturity, and therefore have not been marked to market at year-end.

17.     Bank Liabilities

        a) Short-term bank liabilities as of December 31, 2001 and 2002 are as follows:

                                                                                                   2001             2002
                                                                                                 --------         --------
        Bank                                                                     Currency         ThCh$             ThCh$

        ScotiaBank (formerly Sudamericano)............................             UF            1,045,789              --
        Banco Santander-Santiago......................................             Ch$           1,034,580              --
        Fondo Provincial de Mendoza...................................             US$               5,948          10,485
        Banco Chile...................................................             Ch$                   2              --
                                                                                                 ---------          ------
        Total.........................................................                           2,086,319          10,485
                                                                                                 =========          ======


         The weighted-average annual interest rate on short-term borrowings was 7.18% as of December 31, 2001 and 3.20% as of December 31, 2002.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



17.     Bank Liabilities, continued:

        b) Long-term bank liabilities outstanding at each year-end are as follows:

                                                      Balances as of December 31, 2001      Balances as of December 31, 2002
                                                     -----------------------------------  ------------------------------------
                                                     Current      Long-term                 Current     Long-term
                                          Type of     portion      Portion      Total       Portion      Portion      Total
Bank or Financial Institution            Currency      ThCh$        ThCh$       ThCh$        ThCh$        ThCh$       ThCh$
-----------------------------------      --------    ----------  ----------   ----------  ---------    ----------   ----------

Banco Santander-Santiago...........         US$         20,101          --       20,101          --           --           --
J.P. Morgan Chase (syndicate)......         US$      9,713,451   57,808,603   67,522,054    197,568    35,930,500   36,128,068
Banco Santander-Santiago...........         UF       2,269,870          --    2,269,870     272,826           --      272,826
ScotiaBank (formerly Sudamericano).         UF       1,250,634     411,176    1,661,810     408,557    1,607,297    2,015,854
Banco Santander-Santiago...........         UF              --          --           --          --    1,812,831    1,812,831
Banco A. Edwards...................         UF         187,325   1,494,018    1,681,343     291,527    1,208,181    1,499,708
Banco Argentaria...................         US$        251,296     628,240      879,536     265,304      397,955      663,259
Banco regional de Cuyo.............         US$             --     163,050      163,050          --       51,925       51,925
Citibank, N.A. ....................         US$      1,871,006   3,814,363    5,685,369   1,969,621    2,096,091    4,065,712
Dresdner...........................         US$      1,002,058     481,742    1,483,800     521,954           --      521,954
Banco del Estado...................         Ch$             --          --           --     265,536      796,611    1,062,147
Banco de Credito e Inversiones.....         UF         210,994     544,392      755,386     169,425      376,742      546,167
                                                     ----------  ----------   ----------  ---------    ----------   ----------
                                                     16,776,735  65,345,584   82,122,319  4,362,318    44,278,133   48,640,451
                                                     ==========  ==========   ==========  =========    ==========   ==========


                                                                       2001                     2002
                                                                      -----                    -----

        Weighted - average interest rate................               4.49%                    2.83%
        Percentage of debt in foreign currency..........              77.00%                   68.00%
        Percentage of debt in local currency............              23.00%                   32.00%


         During September 2002, the Company prepaid US$50,000,000 of the J.P. Morgan Chase syndicated loan and renegotiated the remaining US$50,000,000 to extend the due date and the lower interest rate to LIBOR + 0.8%.

         Scheduled maturities of the long-term bank obligations as of December 31, 2002 are as follows:

         Year Ending December 31,                          ThCh$
         ------------------------                          -----

         2004................................            4,748,134
         2005................................            1,845,786
         2006................................           19,718,963
         2007................................           17,965,250
         Thereafter..........................                   --
                                                        ----------
         Total...............................           44,278,133
                                                        ==========

         The Company's syndicated loan with J.P Morgan Chase Bank has certain restrictive covenants, the most significant of which are summarized below:

         a) The Company cannot have a total debt to capitalization ratio of more than 0.45 to 1.0.
         b) The unconsolidated net debt to EBITDA ratio cannot exceed 2.5 to 1.0.
         c) Interest coverage ratio cannot be less than 3.5 during 2002 and 4.0 thereafter, and
         d) Net worth cannot be less than UF10,000,000.

         As of December 31, 2002, the Company is in compliance with these covenants.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



18.      Other Current Liabilities

         As of December 31, 2002 there are balances in Other Current Liabilities of ThCh$622,410 (ThCh$2,351,566 in 2001) corresponding to forward contracts in foreign currency entered into by Cristalerias and the subsidiaries, Vina Santa Rita and CIECSA S.A. (See Note 30 for further description of financial derivatives).

19.      Bonds Payable

         The Company has made the following public bond issuances:

         Series A bonds

         Bearer bonds issued in June 1991, denominated in UF (UF 200,000), are repayable in 20 semiannual installments beginning December 1, 1993. The effective annual interest rate is 6.70%, payable semi-annually in arrears on December 1 and June 1.

         Series C and D bonds Santa Rita

         On January 23, 2001, Santa Rita issued Series C bonds of UF 200,000 with an annual interest rate of 6.25% payable semiannually with principal due in the fifth year, and Series D bonds of UF 1,000,000 with an annual interest rate of 6.25% payable semiannually with principal due in 16 semiannual installments beginning in January 2007.

         Series C and D bonds Cristalerias de Chile

         During August 2002, Cristalerias de Chile placed long-term bonds in the local market for UF 4,100,000. Of the total, UF 2,000,000 were issued with a final maturity of 6 years at an annual interest rate of 5.3% and UF 2,100,000 were issued with a maturity of 21 years at an annual interest rate of 6.5%.

         The bonds payable at each period-end consist of the following:

                                                                                              2001                2002
                                                                                            ----------          ----------
                                                                                             ThCh$               ThCh$

        Principal.................................................................          20,728,793          88,953,138
        Accrued interest..........................................................              57,595           1,737,516
                                                                                            ----------          ----------
                                                                                            20,786,388          90,690,654

        Current portion...........................................................            (266,976)         (1,946,818)
                                                                                            ----------          ----------

        Long-term portion.........................................................          20,519,412          88,743,836
                                                                                            ==========          ==========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



19.     Bonds Payable, continued

        Scheduled maturities of the long-term portion of the principal of these bonds as of December 31, 2002 are as follows:

             Maturing during the year
             Ending December 31,                                              ThCh$
             -------------------------                                    -----------

                   2004.....................................                       --
                   2005.....................................               11,720,884
                   2006.....................................                8,467,197
                   2007.....................................                8,594,047
                   Thereafter...............................               59,961,708
                                                                           ----------
                   Total....................................               88,743,836
                                                                           ==========


        The above-mentioned bond issues contain certain restrictive covenants; the most significant of which are summarized below:

        a)      Financial Indicators:

                o Individual Balance--debt leverage not exceeding 1.2 times.

                o Consolidated Balance--debt leverage not exceeding 1.4 times.

         b)       Insurance for the Company and Subsidiaries' assets.

         c)      Transactions related to Articles No.44 and 89 from Act
                 18,046 must be carried out according to the conditions thereby established.

         d)       Other minor restrictions related to bonds issuance contract.

         As of December 31, 2002, the Company is in compliance with these covenants.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



20.     Accrued Expenses

        The composition of short and long-term accrued expenses at each year-end are as follows:

                                                                                                2001                2002
                                                                                              ---------            -------
                                                                                               ThCh$                ThCh$
        SHORT-TERM ACCRUED EXPENSES:

        Board of Directors' share in profits (i)..................................              880,878            890,581
        Staff severance indemnities (Note 21).....................................              160,529            168,222
        Furnace repairs and reconstruction (ii)...................................            1,146,537          2,010,283
        Obligations for pallets...................................................            1,002,094            704,143
        Accrued vacation..........................................................            1,050,394            853,691
        Royalty for authoring rights..............................................              278,458            250,444
        Publicity agency commissions..............................................            2,319,686          3,090,845
        Sales commissions.........................................................              552,545            361,339
        Suppliers.................................................................              699,747            989,354
        Insurance.................................................................              304,755            440,452
        Machine repairs...........................................................            1,285,759            535,975
        Other.....................................................................              171,143            469,863
                                                                                              ---------            -------
        Total short-term accrued expenses.........................................            9,852,525         10,765,192
                                                                                              =========         ==========

        LONG-TERM ACCRUED EXPENSES:

        Staff severance indemnities (Note 21).....................................            3,627,503          3,815,899
        Furnace repairs and reconstruction (ii)...................................            3,307,049          1,755,502
                                                                                              ---------          ---------
        Total long-term accrued expenses..........................................            6,934,552          5,571,401
                                                                                              =========          =========


        (i) As of December 31 of each year, a provision is made for the Board of Directors' share of net income.

        (ii) Furnace repairs and reconstruction:

        This provision is made over the estimated useful life of each smelter furnace refractor so that significant repairs or reconstruction will not have a distorting effect on the results of the year in which the repairs are performed. As of December 31, 2002, the short-term portion of the provision represents the estimated cost of repairs to be made to the furnaces in 2003. The Company has a total provision for this purpose of ThCh$4,453,586 and ThCh$3,765,785 at December 31, 2001 and 2002, respectively.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



21.     Staff severance indemnities provisions

        The provision for staff severance indemnity payments is shown at its current value, as stated in Note 2(h). The movement in this account was as follows:

                                                                                             2001                2002
                                                                                           ---------           ---------
                                                                                            ThCh$                ThCh$

        Balance at beginning of year                                                       4,008,655           3,788,032
        Provisions established during the year                                               291,958             296,809
        Deconsolidation of Crowpla Reicolite S.A. (Note 12)                                 (346,528)                 --
        Payments                                                                            (166,053)           (100,720)
                                                                                           ---------           ---------
        Balance at year end                                                                3,788,032           3,984,121
                                                                                           =========           =========


22.     Other Long Term Liabilities

        At December 31, 2001 there was a balance of ThCh$461,345 corresponding to forwards contracts entered into by the Company and its subsidiaries, which expired in 2002.

        At December 31, 2002 there were no long-term liabilities recorded for forward contracts.

23.     Minority Interest

        The consolidated subsidiaries generating minority interest at each year-end are as follows:


                                            Equity           Participation in net (income) loss              Participation
                                    -----------------------   ----------------------------------      --------------------------
                                      2001          2002        2000        2001        2002          2000       2001      2002
                                    ----------   ----------   ----------  ----------  ----------      -----      -----     -----
                                      ThCh$        ThCh$        ThCh$       ThCh$       ThCh$            %          %        %

CIECSA S.A. Consolidated........     2,099,896      268,747      290,778     147,813    (297,029)      1.89       1.79      1.79
Constructora Apoger S.A. .......         9,972       10,053        2,113         833         (80)     20.00      20.00     20.00
Cristalchile Comunicaciones
  S.A. .........................         1,601        1,432           78         144         169       0.01       0.01      0.01
Crowpla Reicolite S.A. .........            --           --          (92)         --          --       0.01        --        --
S.A. Vina Santa Rita............    33,240,467   36,472,510   (2,933,612) (3,414,911) (4,253,220)     45.90      45.90     45.90
                                    ----------   ----------   ----------  ----------  ----------
Total...........................    35,351,936   36,752,742   (2,640,735) (3,266,121) (4,550,160)
                                    ==========   ==========   ==========  ==========  ==========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



24.     Changes in Shareholders' Equity

        (a)     Other reserves:

        As of December 31, 2001 and 2002, other reserves consist of the following:

                                                                          2000                2001                2002
                                                                        ---------           ---------           ---------
                                                                         ThCh$               ThCh$               ThCh$

        Reserve for future capital increases..................          3,627,997           3,967,957           4,157,114
        Reserve for technical revaluation of Property, plant
          and equipment.......................................          2,283,497           1,943,539           1,754,381
        Currency translation adjustment.......................            636,466           2,269,712           3,801,604
        Subsidiary start-up stage deficit.....................           (114,196)           (126,824)                 --
                                                                        ---------           ---------           ---------
        Total other reserves..................................          6,433,764           8,054,384           9,713,099
                                                                        =========           =========           =========


         (b)     Dividends:

         In accordance with law 18.046, the Company must declare a minimum dividend of 30% of net income for the year. The Company paid dividends to shareholders during 2000, 2001 and 2002 related to the results of operations during 1999, 2000 and 2001, detailed below in historic pesos:

                                 Dividend per Share
         Year Related to          (historic pesos)         Type of Dividend          Date of Payment
         ---------------          ----------------         ----------------          ---------------

              1999                     22.00                    Interim                  01/2000
              1999                     59.10                     Final                   04/2000
              2000                     21.00                    Interim                  07/2000
              2000                     21.00                    Interim                  10/2000
              2000                     22.00                    Interim                  01/2001
              2000                     41.57                     Final                   04/2001
              2000                     27.00                 Revised Final               05/2001
              2001                     21.00                    Interim                  07/2001
              2001                     21.00                    Interim                  10/2001
              2001                     30.00                    Interim                  01/2002
              2001                     66.10                     Final                   04/2002
              2002                     15.00                    Interim                  07/2002
              2002                     15.00                    Interim                  10/2002
              2002                     21.00                    Interim                  01/2003

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



25.      Non-operating income and expense

         Non-operating income during each year were as follows:

                                                                          2000                2001                2002
                                                                       ----------          ----------          ----------
                                                                          ThCh$               ThCh$               ThCh$

        Interest income.......................................          3,098,689           2,924,594           2,552,689
        Interest and other financial expense..................         (5,283,959)         (7,139,184)         (6,839,489)
                                                                       ----------          ----------          ----------
        Net interest expense..................................         (2,185,270)         (4,214,590)         (4,286,800)
                                                                       ==========          ==========          ==========

        Other non-operating income:
        Net sales of materials and other......................             39,573              20,795               5,022
        Amortization of unrealized profit.....................             66,361              61,756              41,518
        Gain on sale of investments...........................            260,589           5,950,392                  --
        Office rental.........................................            255,812             290,645             278,409
        Indemnities...........................................             80,276              97,005             412,408
        Taxation franchise ...................................            169,287             205,947             165,811
        Forward contracts.....................................            458,014                  --                  --
        Other.................................................            497,747             284,528             361,145
                                                                       ----------          ----------          ----------
        Total other non-operating income......................          1,827,659           6,911,068           1,264,313
                                                                       ==========          ==========          ==========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



25.      Non-operating income and expense, continued:

         Non-operating expense during each year were as follows:

                                                                          2000                2001                2002
                                                                       ----------          ----------          ----------
                                                                         ThCh$               ThCh$               ThCh$

        Amortization of goodwill.............................            (833,727)           (847,140)           (646,652)
        Amortization of intangibles..........................            (143,010)           (162,877)           (179,206)
        Write-offs of accounts receivable....................             (50,918)           (313,790)         (1,013,178)
        Board of Directors' participation in profits.........            (129,964)           (100,716)           (183,869)
        Banking expenses ....................................             (45,558)                 --                  --
        Professional expenses................................            (652,551)           (744,641)           (772,901)
        Indemnities..........................................            (162,741)           (144,019)            (15,318)
        Communication........................................             (24,399)                 --                  --
        Insurance............................................              (9,525)            (12,083)            (29,975)
        Other ...............................................            (736,461)           (503,498)         (1,232,718)
                                                                       ----------          ----------          ----------

        Total non-operating expense..........................          (2,788,854)         (2,828,764)         (4,073,817)
                                                                       ==========          ==========          ==========



26.      Price-level restatement

         The price-level restatement is determined under Chilean GAAP by restating the following non-monetary assets and liabilities:

                                                                           2000                2001               2002
                                                                        ----------          ----------          ----------
                                                                        ThCh$               ThCh$               ThCh$

       Shareholders' equity.................................            (8,762,591)         (6,117,564)         (6,243,275)
       Liabilities..........................................            (1,813,104)         (3,575,967)         (3,725,286)
       Property, plant and equipment, net...................             5,512,548           3,792,032           3,733,408
       Current assets.......................................             2,040,660           1,236,580           1,793,756
       Other assets.........................................             3,233,209           3,021,948           4,324,449
       Minority interest....................................            (1,507,629)            (63,430)           (960,172)
                                                                        ----------          ----------          ----------
       Adjustment to balance sheet accounts.................            (1,296,907)         (1,706,401)         (1,077,120)

       Adjustment to income statement accounts..............              (892,909)           (631,369)           (874,227)
                                                                        ----------          ----------          ----------
       Net price-level restatement effect...................            (2,189,816)         (2,337,770)         (1,951,347)
                                                                        ==========          ==========          ==========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



27.      Foreign Currency Translation

         A net gain was recorded in the years ending December 31, 2000, 2001 and 2002 related to differences in foreign exchange rates for ThCh$1,056,754, ThCh$1,387,438 and ThCh$4,948,358, respectively, as detailed below:

                                                                         2000                 2001               2002
                                                                      ----------          ----------          ----------
                                                                        ThCh$               ThCh$               ThCh$

      Cash..................................................            (159,581)           (669,377)          1,688,277
      Accounts Receivable...................................              10,206             217,637           1,280,465
      Time Deposits.........................................           2,019,460           3,297,130           5,637,051
      Inventory.............................................             309,118             373,112             498,830
      Other Assets..........................................             157,239              37,688           2,901,256
                                                                      ----------          ----------          ----------
      Sub-total foreign exchange gains......................           2,336,442           3,256,190          12,005,879

      Short-term Bank Loans.................................            (261,678)           (903,524)             (2,918)
      Accounts Payable......................................            (243,632)           (120,231)           (336,057)
      Notes Payable.........................................            (580,170)         (1,490,418)           (416,317)
      Short-term Misc. Creditors............................             (17,961)            (36,123)            (53,180)
      Short-term Provisions.................................             (58,092)           (364,317)            (91,053)
      Long-term Bank Loans..................................             641,305           1,623,564          (4,467,157)
      Long-term Provisions..................................            (461,634)           (378,107)           (456,542)
      Other Long-term Liabilities...........................             (90,786)           (177,639)         (1,132,451)
      Other Liabilities.....................................            (207,040)            (21,957)           (101,846)
                                                                      ----------          ----------          ----------
      Sub-total foreign exchange (losses)...................          (1,279,688)         (1,868,752)         (7,057,521)
                                                                      ----------          ----------          ----------
      Foreign Currency Translation, net.....................           1,056,754           1,387,438           4,948,358
                                                                      ==========          ==========          ==========

28.     Extraordinary Items

        For the year ended December 31, 2000 and 2002, there were no extraordinary items.

        For the year ended December 31, 2001, the provision for repairs on Furnace C of ThCh$1,838,626 has been reversed net of taxes as an extraordinary item because the furnace was completely rebuilt, instead of being repaired.

29.     Bond Issuance Costs

        The Company and its subsidiary, Vina Santa Rita, issued bonds in August 2002 and March 2001, respectively, and incurred issuance costs of ThCh$5,001,950 as of December 31, 2002 (ThCh$1,388,109 in 2001).
        These costs are classified as Other Current Assets and Other Assets and are being amortized over the life of the bonds.

The charge to results for the amortization of these expenses in the fiscal year 2002 amounts to ThCh$162,270 (ThCh$36,632 in 2001).

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



30.      Financial Derivative Contracts:

         The Company and its subsidiaries, Vina Santa Rita and CIECSA S.A., have entered into forward foreign currency contracts with notional amounts of US$130,600,000 in 2002 (US$140,900,000 in 2001). As of
         December 31, 2002, the net liabilities balance is presented in Other Current Liabilities of ThCh$622,410. As of December 31, 2001 the net liability balance of ThCh$2,812,911 is presented in Other Current Liabilities of ThCh$2,351,566 and Other Long-Term Liabilities of ThCh$461,345, respectively.

         Additional information is presented in the following table where the forward contracts are listed by period of maturity date:


                                                                                                 As of December 31, 2002
                                                                                                 -----------------------
           Notional Amount           Maturity           Amount Hedged       Amount at-risk        Net Asset (Liability)
                ThCh$                                       ThCh$               ThCh$                     ThCh$
        -------------------    -------------------     ---------------      ---------------      -------------------------
             24,741,181        1st Quarter 2003            (1)                  (1)                         266,317
              4,740,947        2nd Quarter 2003            (1)                  (1)                         289,323
             36,311,622        3rd Quarter 2003            (1)                  (1)                      (1,099,732)
             12,744,802        4th Quarter 2003            (1)                  (1)                        (528,431)
              1,331,880        1st Quarter 2003            1,331,880            1,437,220                    95,944
              1,331,000        1st Quarter 2003            1,331,000            1,437,220                    76,193
                675,300        1st Quarter 2003              675,300              718,610                    14,820
                668,000        1st Quarter 2003              668,000              718,610                    40,269
                668,000        1st Quarter 2003              668,000              718,610                    41,303
              1,328,800        1st Quarter 2003            (1)                  (1)                          99,752
                665,940        1st Quarter 2003            (1)                  (1)                          49,410
                675,300        1st Quarter 2003            (1)                  (1)                          14,939
                643,830        2nd Quarter 2003            (1)                  (1)                          63,215
                721,290        4th Quarter 2003            (1)                  (1)                          (3,730)
                721,290        4th Quarter 2003            (1)                  (1)                          (4,136)
              1,456,920        4th Quarter 2003            (1)                  (1)                         (20,899)
              1,456,920        4th Quarter 2003            (1)                  (1)                         (20,681)
              1,442,580        4th Quarter 2003            (1)                  (1)                          (7,362)
                353,270        4th Quarter 2003            (1)                  (1)                           5,538
                353,270        4th Quarter 2003            (1)                  (1)                           5,538

             93,032,142                                                                                    (622,410)


         (1) Non-hedging instruments.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



31.     Commitments and Contingencies

        Cristalerias de Chile S.A. and its subsidiaries have the following commitments as of December 31, 2001 and 2002:

                                                                                    2001              2002
                                                                                  ---------         ---------
                                                                                    ThCh$             ThCh$
        (a) Guarantees
        Guarantees given:
        Contra-guarantee in favor of Societe de Participations
           Financieres et Industrielles, France.......................            3,884,738         3,311,355
        Co-ownership AGF and Metropolis buildings.....................                7,853             7,849
        Mortgage on V. Mackenna building..............................            2,269,870         2,085,657
        Pledge guarantee of TV equipment with Banco Sudamericano......            2,417,198         2,562,021
        Other.........................................................                   --           329,357
        (b) Other commitments:
        Advertisement contracts for future broadcast..................            7,302,946         8,673,445



        Cristalerias has ThCh$7,849 and Megavision has ThCh$6,726,558 in assets pledged as of December 31, 2002.


        Legal Proceedings: Cristalerias is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with pending lawsuits will significantly affect the Company's results of operations, financial position or cash flows, although no assurance can be given to such effect. The Company has not established a provision for these lawsuits other than a total of ThCh$499,500 committed for pending civil and labor lawsuits related to the subsidiary, Megavision as of December 31, 2002.

        Grape Contracts: The Company's subsidiary, Santa Rita, enters into purchase contracts with local growers in order to ensure the company has sufficient amounts of fine quality grapes to be used in the company's wine production. Approximately 40% of the Company's grapes are obtained from these contracts, while another 40% are obtained from the Company's own vineyards and an additional 20% is purchased at market. The Company only incurs obligations when the grapes are delivered to the Company and as such are not recorded as liabilities.

        Technical Agreement: Cristalerias pays monthly fees of ThCh $170,000 for a technical assistance agreement which expires in September 2004.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



32.     Guarantees from Third Parties:

        The Company has received the following guarantees from third parties as of December 31, 2001 and 2002:

                                                                                            2001                2002
                                                                                          -------            -------
                                                                                            ThCh$              ThCh$
        Item
        Rental of BankBoston Real Estate Property...........................                6,162              6,160
        Rental of property Telecomunicaciones Cono Sur Ltda.................                2,177              2,177
        Rental of office 202 AGF Building...................................                3,937              6,127
        Rental of office Metropolis Building................................                   --              3,168
        Promissory Notes from Suppliers.....................................                1,033              1,674
        Container Installation (Tersanoix S.A.).............................              159,765            278,645
        Purchase of posts and grapevine plants (Intelmaq)...................               36,103             45,186
        Underground materials storehouse Buin Salfa Montajes................               32,789             33,125
                                                                                          -------            -------
        Total...............................................................              241,966            376,262
                                                                                          -------            -------

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



33.      Foreign Currencies

         As of December 31, 2001 and 2002, foreign currency denominated assets and liabilities in the disclosed currencies are as follows:

                                                                           Foreign
                                                                           Currency                2001               2002
                                                                           --------             ----------         ----------
         Assets:
         Cash................................................                US$                   712,853            458,933
         Time deposits.......................................                US$                34,762,556         93,076,411
         Accounts receivable.................................                US$                 9,454,282          6,031,866
         Prepaid expenses....................................                US$                   459,152            815,570
         Other current assets................................                US$                13,243,024          8,366,432
         Inventories.........................................                US$                 3,165,548          8,382,540
         Other assets........................................                US$                14,853,687         16,386,073

         Current liabilities:
         Short-term bank liabilities.........................                US$                        --                 --
         Current portion of long-term bank liabilities.......                US$                19,064,752          5,639,967
         Current portion of long-term liabilities............                US$                   303,933            234,894
         Trade accounts payable..............................                US$                 5,292,257          4,351,718
         Trade accounts payable..............................                EUR                        --             62,860
         Notes payable.......................................                US$                 5,813,853          3,261,839
                                                                             EUR                    37,500             57,531
         Miscellaneous creditors.............................                US$                        --            166,146
         Accrued expenses....................................                US$                 4,500,984          5,031,418
         Doubtful allowance..................................                EUR                        --            682,254
         Other current liabilities...........................                US$                        --            866,130


         Long-term liabilities:
         Long-term bank liabilities..........................                US$                93,257,495         50,000,000
         Miscellaneous creditors.............................                US$                   954,016          1,721,845
         Notes payable.......................................                US$                 2,784,229                 --
         Accrued expenses....................................                US$                 4,903,444          2,442,913
         Other Long-term Liabilities.........................                US$                   684,048                 --

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



34.      Sanctions:

         During 2000, 2001 and 2002, no sanctions by the Chilean
         Superintendency of Securities and Insurance have been applied to the Company.

35.      Subsequent Events:

         On January 7, 2003, the Company paid a dividend of Ch$21 per share on the 64,000,000 outstanding shares. The Board of Directors approved this dividend in November 2002.

         Management is not aware of any other subsequent events that have occurred after the date of these financial statements that may significantly affect these financial statements.

36.      Environment:

         The Company is committed to the preservation of the environment. During 2002, the Company invested ThCh$204,159 to repair an electrostatic precipitator, which is used to filter gases discharged from the glass smelting process, in order to continue complying with emission standards for particulate matter issued by the Chilean Government.

         Additionally, during 2002, the subsidiary, Vina Santa Rita S.A. invested ThCh$32,675 to comply with the laws and regulations on industrial processing and installations.

37.      Shareholder Information:

         During October 2001, the Bank of New York replaced Citibank N.A. as the depositary bank of the American Depository Receipt holders.

         During the years ended December 31, 2000, 2001 and 2002, share transactions made by the directors, majority shareholders, and parties related to the directors, according to the Share Register, were as follows:

                                                       2000                      2001                      2002
                                              --------------------      --------------------      --------------------
                                              Purchases      Sales      Purchases      Sales      Purchases      Sales
                                              ---------      -----      ---------      -----      ---------      -----
         Directors......................             --           --           --           --           --         --
         Majority shareholders-
           Bank of New York.............        312,912   11,562,354           --           --           --         --
           Citibank N.A.................      8,554,089      441,150           --           --           --         --

         Related to Directors-..........             --           --           --           --           --         --
                                              ---------      -----      ---------      -----      ---------      -----
                                              8,867,001   12,003,504           --           --           --           --
                                              =========   ==========    =========      =====      =========      =====

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



37.      Shareholder Information:

         During the years ended December 31, 2000, 2001 and 2002, the distribution of shareholders is as follows:

                                                        % of Participation                  Number of Shareholders
                                                  -------------------------------       -------------------------------
         Type of Shareholders                     2000         2001         2002        2000         2001         2002
         --------------------                    ------       ------       ------       -----        -----        -----
         10% or more......................        46.71        34.03        34.03           2            1            1
         Less than 10% and equal to or
            greater than UF200............        53.12        65.81        65.82         235          261          261
         Less than 10% and less than UF200         0.17         0.16         0.15         866          831          815
                                                 ------       ------       ------       -----        -----        -----
         Totals...........................       100.00       100.00       100.00       1,103        1,093        1,077
                                                 ======       ======       ======       =====        =====        =====
         Controlling shareholders.........        52.14        52.14        52.14           3            3            3
                                                 ======       ======       ======       =====        =====        =====


Cristalerias is a member of the Elecmetal Group and is a subsidiary of Compania Electrometalurgica S.A., Bayona S.A., and Servicios y Consultorias Hendaya S.A.

38.      Board of Directors' Remuneration:

         Required disclosures of amounts paid to the Board of Directors of the Company during each year are as follows:

                                                                         2000                2001               2002
                                                                       -------             -------            -------
                                                                        ThCh$              ThCh$               ThCh$
         Share of previous year's net income.............              856,551             845,877            879,172
         Fees for attendance at meetings.................                8,139               9,090             11,523
         Payment of special services.....................                2,659               3,817              5,220
                                                                       -------             -------            -------
         Total...........................................              867,349             858,784            895,915
                                                                       =======             =======            =======

As of December 31, 2002, the Company and its subsidiary Vina Santa Rita S.A., have accrued an estimated ThCh$890,581 (ThCh$880,878 in 2001) for 2002 Directors' remuneration that will be paid during 2003.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)


39.      Differences between Chilean and United States
         Generally Accepted Accounting Principles:

         Generally accepted accounting principles in Chile (Chilean GAAP) vary in certain important respects from the generally accepted accounting principles in the United States (U.S. GAAP). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

I.       Differences in Measurement Methods:

         The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts that differ from those that would have otherwise been determined under U.S. GAAP are as follows:

         (a)      Inflation accounting:

                  The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2002 was 11.18%.

                  Chilean GAAP requires that the financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2(b), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, but requires that latest cost values be used for the restatement of inventories.

                  The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders' equity, as determined with U.S. GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

         (b)      Revaluation of property, plant and equipment:

                  As mentioned in Note 2(f), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the year is shown below, under paragraph I(r).

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (c)      Allocation of certain overhead costs to inventories:

                  As indicated in Note 2(e), finished and in-process products are reported in the financial statements at restated direct costs, which include the related raw material, energy and direct labor costs. Accordingly, certain indirect manufacturing expenses are excluded from inventory, which is contrary to U.S. GAAP. The effects of including certain indirect manufacturing expenses are included under paragraph I(g) below.

         (d)      Income taxes:

                  Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability is not expected to be realized. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No.60 of the Chilean
                  Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

                  Under U.S. GAAP, companies must account for deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income
                  Taxes", which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

                  (i) A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.

                  (ii) The measurement of deferred liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

                  (iii) The measurement of deferred tax assets are reduced by a valuation allowance; if based on the weight of available evidence, it is more likely than not that some of the deferred tax assets will not be realized.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)


39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (d)    Income taxes, continued:

                Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related assets are recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

                The principal difference in the accounting for deferred income taxes between Chilean and U.S. GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. The effect of these differences on the net income and shareholders' equity of the Company is included in paragraph l
                (r) below.

         (e)    Accounting for investments in related companies:

                The adjustment to related companies includes the effect on the income and equity of the consolidated accounts of Cristalerias of the adjustments for U.S. GAAP within the Company's equity investees. These adjustments principally relate to deferred taxes, production costs, and goodwill amortization. The effects of this adjustment are included under paragraph I(r) below.

         (f)    Minimum dividend required by Chilean law:

                As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of holders of the issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, a provision has been made in the accompanying U.S. GAAP reconciliation in I(r) below to recognize the corresponding decrease in net equity at the end of each year in which the net income is earned.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (g)    Furnace repair provision:

                Under Chilean GAAP, provisions may be accrued for estimated future repairs that will be required to be made to significant property, plant and equipment. Accordingly, Cristalerias has accrued provisions for estimated future repairs to the Company's furnaces. Under U.S. GAAP, the Company expenses such repairs in the year incurred or capitalizes these costs if they are considered to be a betterment that would significantly improve the useful life of the asset. The effects of this adjustment are included under paragraph I(g) below.

         (h)    Classification of molds as property, plant, and equipment:

                Under U.S. GAAP, molds used in the production process are treated as property, plant and equipment and are depreciated over their expected useful lives. The Company, in accordance with Chilean GAAP, has historically expensed some of these items as incurred. As of January 1, 1997, the Company began to capitalize purchased molds and depreciate them over a period of 24 months. For U.S. GAAP purposes, the molds are depreciated using the unit-of-production method with the estimated useful life per mold ranging from 12,000,000 units produced to 20,000,000 units produced, depending upon the type and specifications of the individual molds. The effects of this adjustment are included under paragraph I(r) below.

         (i)    Investments in marketable securities:

                Under Chilean GAAP, investments in debt and equity securities are accounted for at the lower of cost or market value.

                Under U.S. GAAP, investments in debt and equity securities are accounted for according to the purpose for which these investments are held. U.S. GAAP defines three distinct purposes for holding investments:

                o    Investments held-for-trading purposes
                o    Investments available-for-sale
                o    Investments held-to-maturity

                The Company considers that all of its investments are available-for-sale except for the Celulosa Arauco bonds purchased during 2001, which are considered held-to-maturity. There are no differences between Chilean GAAP and U.S. GAAP for held-to-maturity investments. For available-for-sale investments, the accounting treatment in accordance with U.S. GAAP is to value these instruments at fair value and record the change in fair value as a separate component of shareholders' equity, net of deferred taxes. The effects on shareholders' equity of adopting this treatment are included under paragraph I(g) below.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (j)    Intangible assets:

                Under Chilean GAAP, the cost of the frequency purchased by the subsidiary Megavision S.A. is being amortized on a decelerated basis as described in Note 2(k). Under U.S. GAAP, such intangible assets are amortized on a straight-line basis since they relate to a finite concession period. During 1998, the Company began amortizing trademarks under Chilean GAAP on a straight-line basis over a period of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants. Previously under Chilean GAAP, companies were not required to amortize those costs relating to trademarks. In accordance with U.S. GAAP, companies are required to amortize trademarks on a systematic and rational basis over the expected period for which an economic benefit will be derived from the trademark as long as the right not have does an indefinite life. For U.S. GAAP purposes, the Company has historically, and continues to, amortize deferred costs related to trademarks on a straight-line basis over a period of 25 years. The effects of the adjustments are included under paragraph I(g) above.

         (k)    Unrealized profit and negative goodwill:

                In 1995 the Company recorded the contribution of Cable TV companies to Cordillera Comunicaciones S.A., a related Company, at an amount that exceeded the book value of these investments. Under Chilean GAAP the excess amount was recorded as income in 1995. Under U.S. GAAP, the profit from this transaction is unrealized because of the Company's influence in the related Company. Additionally, under U.S. GAAP, the excess of the fair value of the assets received over the purchase price or negative goodwill is allocated to reduce the values assigned to the non-current assets. This reduces the U.S. GAAP depreciation base in property, plant and equipment by the excess purchase price. As a consequence, the U.S. GAAP adjustment includes income from the decreased depreciation of the fixed assets using straight-line depreciation over an original useful life of 13 years. The effects of recording the unrealized profit and reduced depreciation expense is included under Paragraph I(g) below.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (l)    Goodwill:

                (i) Under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchased price over the carrying value are recorded as goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

                        Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill, unless the transaction is between entities under common control, in which case the related party transaction would be recorded using book values and no goodwill would be recorded. Prior to July 1, 2001 under U.S. GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years for goodwill acquired prior to July 1, 2001 and all other goodwill prior to January 1, 2002. The effects of adjustment to U.S. GAAP, to reverse the related amortization expense on goodwill not accepted in U.S. GAAP and different amortization periods is included in the net income and shareholders' equity reconciliation to U.S. GAAP under paragraph (g) below.

                (ii) Under Chilean GAAP, the Company has evaluated the carrying amount of goodwill for impairment. The evolution of impairment was based on the fair value of the investment which the Company determined using a discounted cash flow approach, stock valuations and recent comparable transactions in the market. In order to estimate fair value, the Company made assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed that the Company's goodwill was not impaired.

                        In accordance with U.S. GAAP, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets", (SFAS No. 142) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. Previously, the Company evaluated the carrying amount of goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying business. The transitional impairment test required by the standard, which was performed during the first half of 2002 and resulted in no impairment of the company's goodwill. The following effects are included in the net income and shareholders' equity reconciliation to U.S. GAAP under paragraph (q) below:

                        (a) the reversal of goodwill amortization recorded under Chilean GAAP relating to reporting units that were not found to be impaired under U.S. GAAP for the year ended December 31, 2002, and

                        (b) differences in the amount of impairment under U.S. GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and U.S. GAAP.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)


        Differences between Chilean and United States
        Generally Accepted Accounting Principles, continued:

                (l)     Goodwill, continued:

                (iii)   The following details what the Company's net income
                        (loss) under U.S. GAAP would have been for the years ended December 31, 2001 and 2000, excluding goodwill amortization expense.

                        Amortization of goodwill under U.S. GAAP of ThCh$141,117, ThCh$386,375 and ThCh$0 for the years ended December 31, 2000, 2001 and 2002, respectively, would be included in operating income for U.S. GAAP purposes.

                (iv)   In accordance with SFAS No. 121, "Accounting for the
                        Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during 2000 and 2001, which was superseded by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" beginning in 2002, the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment is recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts. For the years ended December 31, 2000, 2001, and 2002 no additional amounts were recorded for impairment under U.S. GAAP.

         (m)    Results of subsidiaries in the development stage:

                Under Chilean GAAP, costs incurred during the development stage of a subsidiary company are not charged to the income statement during the year in which they were incurred, being charged instead directly to an equity account (Subsidiary start-up deficit). U.S. GAAP requires that all such costs be charged to the income statement in the year incurred. The effects are included under paragraph I(r) below.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (n)    Translation of financial statements of investments outside of
Chile:

                In accordance with the Chilean foreign currency translation standard, "BT 64", the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the Company's operations, are remeasured into U.S. dollars. The Company has remeasured its foreign subsidiaries into U.S. dollars under this requirement as follows:

                - Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

                - All non-monetary assets and liabilities and shareholder's equity are translated at historical rates of exchange between the U.S. dollar using the closing exchange rate and the local currency.

                - Income and expense accounts are translated at monthly average rates of exchange between the U.S. dollar and local currency.

                - The effects of any exchange rate fluctuations are included in the results of operations for the period.

                Under BT 64, the investment in the foreign subsidiary is price-level restated in the accounting records of the parent company, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean Peso and the U.S. dollar using the closing exchange rate are reflected in equity in the account "Cumulative Translation Adjustment"; as the foreign investment itself is measured in U.S. dollars.

In the opinion of the Company, the foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP as permitted by Form 20-F.

         (o)    Derivative instruments:

                During the year ended December 31, 2000, the Company entered into foreign currency forward exchange contracts to transfer its exposure in U.S. dollars to an exposure in UF. As described in the Company's accounting policy in Note 2(m), some of these foreign currency forward exchange contracts have been designated, and are effective as hedges. For U.S. GAAP purposes, the Company has recognized these forward contract gains in results of operations, in accordance with SFAS 52. The effects of the adjustments have been included under paragraph I(r) below.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (o)    Derivative instruments, continued:

                As of and for the years ended December 31, 2001 and 2002, the Company continued to have foreign currency forward exchange contracts for the purpose of transferring risk from exposure in U.S. dollars to an exposure in UF. Under Chilean GAAP, the Company deferred forward contract gains and recognized losses. The hedging criteria and documentation requirements under Chilean GAAP are less onerous than U.S. GAAP. The Company recorded a net liability of ThCh$2,812,911 and ThCh$622,410, as of December 31, 2001 and 2002, respectively. Fair values under Chilean GAAP have been estimated using the closing spot exchange rate at the period end.

                Beginning January 1, 2001, under U.S. GAAP, the accounting for derivative instruments is described in (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities and other complementary rules and amendments". SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 required that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

                As permitted, the Company applied SFAS No. 133 to only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998.

                SFAS No. 133, in part, allows special hedge accounting for "fair value" and "cash flow" hedges. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a "fair value" hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. While the Company enters into derivatives for the purpose of mitigating its global financial and commodity risks, these operations do not meet the documentation requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivatives are reported in earnings when they occur.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (o)    Derivative instruments, continued:

                The Company is also exposed to foreign currency risk arising from long-term debt denominated in U.S. dollars. This risk is mitigated by the Company's export revenues which are in U.S. dollars. Additionally, the Company records the foreign exchange gains and losses on liabilities related to net investments in foreign countries which are denominated in the same currency as the functional currency of those foreign investments. Such unrealized gains and losses are included in the cumulative translation adjustment account in shareholders' equity, and in this way act as a net investment hedge of the exchange risk affecting the investments (see Note 24 for further detail). The Company also uses short duration forward foreign currency contracts, where possible, to manage its risk related to foreign currency fluctuations.

                The cumulative effect resulting from the adoption of SFAS No. 133 on January 1, 2001 was a net gain of ThCh$63,831 which is presented net of tax of ThCh$11,949, and minority interest under the caption "Cumulative effect of change in accounting principles. The adjustment is due to the difference between recording forward contracts at spot exchange rates under Chilean GAAP and marking the forward contracts to market using forward rates in according with US GAAP. The effect of the adjustment between the current market values and the fair value for the years ended December 31, 2001 and 2002 is included in paragraph I(q) below.

         (o)    Elimination of gain on Joint-venture:

                During July 2001, the Company deconsolidated its subsidiary Crowpla Reicolite S.A. as part of a joint venture transaction with Andina Inversiones Societarias S.A., in which the Company retained a 50% interest in Crowpla Reicolite S.A. Under Chilean GAAP a gain of ThCh$ 2,049,647 was recognized based on the difference between the net assets contributed as part of the joint-venture and the Company's share in the joint-venture's equity. This occurred as two transactions, first Cristalerias sold capital in Crowpla Reicolite S.A. which Andina Inversiones Societarias S.A. purchased, and secondly, Andina Inversiones transferred assets into Crowpla Reicolite (now called "Envases CMF S.A.") to complete the joint venture. Under U.S. GAAP, these series of transactions are viewed as one transaction and contributions to joint ventures are recorded at book value of net assets contributed with a gain being recorded only to the extent that cash is received, unless it is reinvested in the business. The gain recorded under Chilean GAAP is reversed under US GAAP, as deferred credit and is amortized over the weighted-average estimated useful lives of the joint-venture's assets which, as of the date that the joint-venture was formed, was 20 years ago. The effect of the adjustment is included under paragraph I(q) below.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (q)     Effects of conforming to U.S. GAAP:

                 The adjustments to reported net income required to conform with U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos as of December 31, 2002):

                                                                           2000              2001             2002
                                                                      -----------       -----------       ----------
                                                                         ThCh$              ThCh$            ThCh$

                 Net income as reported under Chilean GAAP.....        18,097,664        18,303,729       17,660,662
                 Revaluation of property, plant and equipment
                   (paragraph I(b))............................           355,732           339,959          206,194
                 Allocation of certain overhead costs to
                   inventories (paragraph I(c))................           519,107          (272,129)        (455,520)
                 Deferred income taxes (paragraph I(d))........          (299,877)          281,473         (333,294)
                 Accounting for investments in related
                   companies (paragraph I(e))..................          (196,454)       (1,795,011)         193,540
                 Furnace repair provision (paragraph I(g)).....           316,073        (2,407,966)        (687,801)
                 Capitalization of molds as property, plant
                   and equipment (paragraph I(h))..............           139,482           513,101          229,807
                 Amortization of intangibles assets (paragraph
                   I(j)).......................................           (66,996)         (181,479)        (102,988)
                 Amortization of unrealized profit (paragraph
                   I(k)).......................................            22,881            22,954           22,878
                 Goodwill (paragraph I(l)).....................           (33,167)        1,658,058               --
                 Goodwill amortization (paragraph I(l))........           456,183          (311,242)         646,652
                 Results of subsidiaries in the development
                   stage (paragraph I(m))......................          (114,196)         (126,822)              --
                 Derivative instruments (paragraph I(o)).......           125,785         1,105,224          362,538
                 Joint-venture accounting (paragraph I(p)).....                --        (2,049,647)         170,804
                 Effect of minority interests on U.S. GAAP
                   adjustments.................................           230,395          (150,070)        (206,259)
                 Deferred tax effect of the above adjustments..          (244,504)           57,884          210,902
                                                                      -----------       -----------       ----------
                 Net income in accordance with U.S. GAAP
                   before cumulative effect of change in
                   accounting principles.......................        19,308,108        14,988,016       17,702,287
                                                                      -----------       -----------       ----------
                 Cumulative effect of change in accounting
                   principle, net of taxes of ThCh$11,949 and
                   minority interest...........................                --            63,831               --
                                                                      -----------       -----------       ----------
                 Net income in accordance with U.S. GAAP ......        19,308,108        15,051,847       17,702,287
                                                                      -----------       -----------       ----------
                 Other comprehensive income:
                 Unrealized holding gain on marketable
                   securities, net of applicable taxes
                   (paragraphs I(i))...........................           290,244        (1,025,000)          72,586
                 Foreign exchange translation adjustment.......           722,218         1,652,384        1,554,250
                                                                      -----------       -----------       ----------
                 Comprehensive income in accordance with U.S.
                   GAAP........................................        20,320,570        15,679,231       19,329,123
                                                                       ==========        ==========       ==========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (q)     Effects of conforming to U.S. GAAP, continued:

                 The adjustments required to conform net equity amounts to U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos as of December 31, 2002):

                                                                                        2001              2002
                                                                                      -----------       -----------
                                                                                        ThCh$             ThCh$

                 Net shareholders' equity as reported under Chilean GAAP......        219,790,362       231,330,130
                 Revaluation of property, plant and equipment (paragraph I(b))         (8,534,966)       (7,637,391)
                 Revaluation of property, plant and equipment, accumulated
                   depreciation (paragraph I(b))..............................          6,591,426         5,900,046
                 Allocation of certain overhead costs to inventories
                   (paragraph I(c))...........................................          3,983,241         3,527,721
                 Deferred income taxes (paragraph I(d)).......................            535,014           201,720
                 Accounting for investments in related companies (paragraph
                   I(e))......................................................          3,313,138         3,506,679
                 Minimum dividend required by Chilean law (paragraph I(f))....           (693,659)       (1,994,263)
                 Furnace repair provision (paragraph I(g))....................          4,453,586         3,765,785
                 Capitalization of molds as property, plant and equipment
                   (paragraph I(h))...........................................          1,823,202         2,053,009
                 Investments in marketable securities (paragraph I(i))........          1,904,433         1,991,362
                 Intangible assets (paragraph I(j))...........................         (1,800,754)       (1,697,966)
                 Amortization of unrealized profit (paragraph I(k))...........           (203,492)         (180,614)
                 Goodwill (paragraph I(l))....................................         (2,914,497)       (3,335,149)
                 Goodwill amortization (paragraph I(l)).......................          2,531,968         3,111,423
                 Derivative instruments (paragraph I(o))......................          1,325,562         1,688,100
                 Joint-venture accounting (paragraph I(p))....................         (2,049,647)       (1,878,843)
                 Effect of minority interests on U.S. GAAP adjustments........           (699,358)         (395,412)
                 Deferred tax effect of the above adjustments.................         (3,107,477)       (3,332,723)
                                                                                      -----------       -----------
                 Net equity in accordance with U.S. GAAP......................        226,248,082       236,623,814
                                                                                      ===========       ===========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (r)    Effects of conforming to U.S. GAAP, continued:

                The following summarizes the changes in shareholders' equity under U.S. GAAP during the years ended December 31, 2000, 2001 and 2002:

                                                                         2000              2001            2002
                                                                    -----------       -----------      -----------
                                                                         ThCh$            ThCh$            ThCh$

                Balance as of January 1.....................        206,930,980       219,692,592      226,248,082
                Dividends paid..............................         (8,547,222)       (9,445,287)      (7,652,787)
                Change in minimum dividends accrued.........            988,264           321,546       (1,300,604)
                Net income in accordance with U.S. GAAP.....         19,308,108        15,051,847       17,702,287
                Foreign exchange translation adjustment.....            722,218         1,652,384        1,554,250
                Unrealized holding gain (loss) on
                  marketable securities, net of applicable
                  taxes ....................................            290,244        (1,025,000)          72,586
                                                                    -----------       -----------      -----------
                Balance as of December 31...................        219,692,592       226,248,082      236,623,814
                                                                    ===========       ===========      ===========


         (s)    Comprehensive Income:

                In accordance with US GAAP, Cristalerias reports a measure of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders' equity.

                The following represents the components of other comprehensive income, together with the related tax effects by component for the years ended December 31, 2000, 2001 and 2002 (in thousands of constant Chilean pesos as of December 31, 2002).

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (s)     Comprehensive Income, continued:


                                                                 Before-Tax         Tax (Expense)     Net of Tax
                                                                   Amount            or Benefit         Amount
                                                                   ---------           -------         ---------
                 For the year ended December 31, 2000               ThCh$               ThCh$           ThCh$
                 Unrealized holding gains on marketable
                   securities arising during period:............     341,463          (51,219)          290,244
                 Foreign exchange translation adjustment........     722,218               --           722,218
                                                                   ---------           -------         ---------
                 Other comprehensive income.....................   1,063,681          (51,219)        1,012,462
                                                                   =========           =======        ==========

                 For the year ended December 31, 2001
                 Unrealized holding gains on marketable
                   securities arising during period:............  (1,183,476)          158,476        (1,025,000)
                 Foreign exchange translation adjustment........   1,652,384                --         1,652,384
                                                                   ---------           -------         ---------
                 Other comprehensive income.....................     468,908           158,476           627,384
                                                                   =========           =======        ==========

                 For the year ended December 31, 2002
                 Unrealized holding loss on marketable
                   securities arising during period:............      86,929           (14,343)           72,586
                 Foreign exchange translation adjustment........   1,554,250                --         1,554,250
                                                                   ---------           -------         ---------
                 Other comprehensive income ....................   1,641,179           (14,343)        1,626,836
                                                                   =========           =======        ==========


                 The following represents accumulated other comprehensive income balances as of December 31, 2001 and 2002 (in thousands of constant Chilean pesos as of December 31, 2002).

                                                                               As of December 31, 2001
                                                                      ------------------------------------------
                                                                                    Cumulative
                                                                                      Foreign
                                                                    Unrealized       Exchange      Accumulated Other
                                                                     Gains on       Translation      Comprehensive
                                                                    Securities      Adjustment          Income

                 Beginning balance.............................       2,624,723          619,440       3,244,163
                 Current-period change.........................      (1,025,000)       1,652,384         627,384
                                                                      ---------        ---------       ---------
                 Ending balance................................       1,599,723        2,271,824       3,871,547
                                                                      =========        =========       =========


                                                                               As of December 31, 2002
                                                                      ------------------------------------------
                                                                                     Cumulative
                                                                                       Foreign
                                                                    Unrealized        Exchange      Accumulated Other
                                                                     Gains on        Translation      Comprehensive
                                                                    Securities       Adjustment          Income

                 Beginning balance.............................       1,599,723       2,271,824       3,871,547
                 Current-period change.........................          72,586       1,554,250       1,626,836
                                                                      ---------       ---------       ---------
                 Ending balance................................       1,672,309       3,826,074       5,498,383
                                                                      =========       =========       =========

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         II. Additional Disclosure Requirements:

         (a)    Earnings per share:

                The following earnings per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP:

                                                                         2000              2001              2002
                                                                        ------            ------           ------
                                                                          Ch$              Ch$              Ch$
        Chilean GAAP basic earnings per share (Ch$) (1).........        282.78            286.00           275.95
                                                                        ======            ======           ======
          U.S. GAAP basic earnings per share (Ch$1) (1):
          U.S. GAAP earnings per share before cumulative effect
            of change in accounting principle...................        301.69            235.19           276.61
          Cumulative effect of change in accounting principle...           --               1.00              --
                                                                        ------            ------           ------
          U.S. GAAP net earnings per share......................        301.69            235.19           276.61
                                                                        ======            ======           ======

        Weighted average number of common shares outstanding
          (in thousands)........................................        64,000            64,000           64,000
                                                                        ======            ======           ======



                (1) There are no requirements to provide earning per share disclosures under Chilean GAAP. The earnings per share data shown above are determined by dividing net income available to common shareholders in accordance with U.S. GAAP and Chilean GAAP respectively by the weighted-average number of shares outstanding. The Company has a simple capital structure and has not issued any convertible debt securities. Consequently, there are no diluting effects on the earnings per share of the Company.

         (b)    Income taxes:

                The provision for income taxes was as follows:

        Chilean GAAP:                                                       2000             2001              2002
                                                                        ---------         ---------        ---------
                                                                           ThCh$             ThCh$            ThCh$

        Current tax expense.......................................      4,001,543         3,996,081        4,232,999
        Deferred tax expense (benefit) and others as calculated
          under Chilean GAAP:.....................................      (125,180)         1,135,700        2,164,814
                                                                        ---------         ---------        ---------
        Charge for the year under Chilean GAAP....................      3,876,363         5,131,781        6,397,813

        U.S. GAAP Adjustments
        Deferred tax effect of applying FAS 109...................        299,877         (281,473)          333,294
        Deferred tax effect of adjustments to U.S. GAAP...........        244,504         (517,884)         (210,902)
        Deferred tax effect of cumulative effect of change in
          accounting principle....................................             --           11,949                --
                                                                        ---------         ---------        ---------
        Charge for the year under U.S. GAAP.......................      4,420,744        4,804,373         6,942,009
                                                                        =========        =========         =========

39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:


         (b)    Income taxes, continued:

                Deferred tax assets (liabilities) as of each year-end are summarized as follows:

                                        SFAS No. 109                    Total     SFAS No. 109
                                        applied to    SFAS No. 109     Deferred    applied to   SFAS No. 109     Total
                                         Chilean       applied to        Taxes       Chilean     applied to     Deferred
                                           GAAP          US GAAP       under SFAS     GAAP        US GAAP      Taxes under
                                         Balances      Adjustments      No. 109     Balances    Adjustments    SFAS No. 109
                                        ----------     ----------    -----------   ----------   ----------     -----------
                                           ThCh$          ThCh$          ThCh$        ThCh$        ThCh$          ThCh$
Deferred income tax assets:
Tax loss carryforwards (1)......         5,551,606             --      5,551,606    4,677,104           --      4,677,104
Furnace repair provision........           735,723       (735,723)            --      614,814     (614,814             --
Provision for doubtful accounts.            87,806             --         87,806      113,114           --        113,114
Provision for items used in
  warehousing...................           476,155             --        476,155      302,873           --        302,873
Accrued Vacation expense........           171,776             --        171,776      170,806           --        170,806
Profit realized for tax
  purposes, not for financial
  accounting purposes...........           387,633             --        387,633      447,967           --        447,967
Staff severance indemnities.....            35,517             --         35,517       37,335           --         37,335
Other...........................           565,799             --        565,799      460,755           --        460,755
                                        ----------     ----------    -----------   ----------   ----------    -----------
Total deferred income tax assets         8,012,015       (735,723)     7,276,292    6,824,768     (614,814)     6,209,954
                                        ----------     ----------    -----------   ----------   ----------    -----------

Deferred income tax liabilities:
Depreciation....................       (7,328,747)             --     (7,328,747)  (7,977,645)          --     (7,977,645)
Prepaid expenses................         (283,712)             --       (283,712)    (893,394)          --       (893,394)
Inventories.....................         (259,355)       (637,319)      (896,674)    (171,527)    (582,074)      (753,601)
Molds...........................         (270,621)       (300,829)      (571,450)    (248,735)    (338,747)      (587,482)
Forwards Contracts..............                --       (227,027)      (227,027)          --     (278,536)      (278,536)
Intangibles.....................                --        984,586        984,586           --   (1,220,680)    (1,220,680)
                                        ----------     ----------    -----------   ----------   ----------    -----------
Other...........................                --       (221,993)      (221,993)    (165,865)    (297,872)      (463,737)
                                        ----------     ----------    -----------   ----------   ----------    -----------

Total deferred income tax
  liabilities...................        (8,142,435)    (2,371,754)   (10,514,189)  (9,457,166)  (2,717,909)   (12,175,075)
                                        ----------     ----------    -----------   ----------   ----------    -----------

Net deferred tax assets
  (liabilities) resulting from
  SFAS No. 109..................          (130,420)    (3,107,477)    (3,237,897)  (2,632,398)  (3,332,723)   (5,965,121)
                                        ==========     ==========    ===========   ==========   ==========   ===========

(1) In accordance with the current enacted tax law in Chile, such tax losses may be carried forward indefinitely.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (b) Income taxes, continued:

             The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income calculated in accordance with U.S. GAAP as aresult of the following differences:

                                                                        2000             2001            2002
                                                                       -------        ---------       ---------
                                                                        ThCh$           ThCh$           ThCh$

                  Tax provision at statutory Chilean tax rates.      3,626,543       3,183,366        3,940,512

                  Increase (decrease) in taxes resulting from:

                  Amortization of goodwill and other
                    intangibles................................        100,337        (255,044)              --
                  Price-level restatement not accepted for tax
                    purposes...................................        159,550        (158,349)         (23,437)
                  Equity in net income of related companies....        461,516        1,434,004       1,768,274
                  Tax credits and other permanent differences..         72,798          600,396       1,256,660
                                                                       -------        ---------       ---------
                  Effective tax provision......................        420,744        4,804,373       6,942,009
                                                                       =======        =========       =========

                  The Chilean statutory first category (corporate) income tax rate was 15% for 1999 through 2001, however tax rates increased to 16% in 2002, with subsequent increases to 16.5% in 2003, and 17% in 2004, in accordance with the currently enacted tax legislation.

                  In accordance with Chilean law, Cristalerias de Chile S.A. and each of its subsidiaries compute and pay tax on an individual basis.

                  The Company had net operating tax-loss carry forwards related to its subsidiaries of approximately ThCh$26,973,139 as of December 31, 2002 that can be carried forward indefinitely.

         (c)      Cash flows:

                  The Company's subsidiaries Vina Dona Paula and Simetral were not consolidated under Chilean GAAP until 2001 and 2002, respectively, because these companies were in the development stage prior to these respective years. Under U.S. GAAP these subsidiaries would have been consolidated, regardless of when their operations began.

                  Under U.S. GAAP, only instruments with an original maturity of less than 90 days are considered to be cash and cash equivalents. Cash flow amounts reconciled in accordance with U.S. GAAP, as presented below include restatement to constant Chilean pesos as of December 31, 2002 as part of the comprehensive basis used by the Company in preparing its price-level adjusted financial statements. Foreign registrants that prepare comprehensive price-level adjusted financial statements are permitted to not reconcile the effects of price level changes to U.S. GAAP. Consequently, the effects of the price level adjustments have not been reconciled.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (c)    Cash flows, continued:

                Consolidation of the Company's development stage operations would result in the following differences under U.S. GAAP:

                                                                        2000           2001            2002          2002
                                                                     ----------     ----------    ----------       -------
                                                                        ThCh$          ThCh$          ThCh$         ThUS$

Cash provided by operating activities reported under Chilean
  GAAP..........................................................    35,511,120      40,468,439    49,375,889        68,708
Effect of consolidation of subsidiary in Vina Dona Paula........      (489,856)             --            --            --
Effect of consolidation of subsidiary in Simetral...............      (147,119)       (178,423)           --            --
                                                                     ----------     ----------    ----------       -------
Cash provided by operating activities under US GAAP.............    34,874,145      40,290,016    49,375,889        68,708

Cash provided by financing activities reported under Chilean
  GAAP..........................................................     47,247,108      5,166,170    11,701,389        16,283
Effect of consolidation of subsidiary in Vina Dona Paula........      1,270,389             --            --            --
Effect of consolidation of subsidiary in Simetral...............        298,944        156,563            --            --
Proceeds from loans from related companies......................      1,924,861      1,370,986      89,932             125
                                                                     ----------     ----------    ----------       -------
Cash provided by financing activities under US GAAP.............     50,741,302      6,693,719    11,791,321        16,409

Cash used in investing activities reported under Chilean GAAP...    (78,591,314)   (34,966,321)   (4,997,657)       (6,955)
Effect of consolidation of subsidiary in Vina Dona Paula........       (683,077)            --            --            --
Effect of consolidation of subsidiary in Simetral...............             --             --            --            --
Proceeds from loans from related companies......................     (1,924,861)    (1,370,986)      (89,932)         (125)
Reclassification of repurchase agreement........................             --                     (360,696)         (502)
                                                                     ----------     ----------    ----------       -------
Cash used in investing activities under US GAAP.................    (81,199,252)   (36,337,307)   (5,448,285)       (7,582)

Effect of inflation on cash and cash equivalents under Chilean
  GAAP..........................................................     (1,864,186)    (1,289,677)   (1,691,174)       (2,353)
Effect of consolidation of subsidiary in Vina Dona Paula........             --             --            --            --
Effect of consolidation of subsidiary in Simetral...............             --             --            --            --
                                                                     ----------     ----------    ----------       -------
Effect of inflation on cash and cash equivalents under Chilean
  GAAP..........................................................     (1,864,186)    (1,289,677)   (1,691,174)       (2,353)

Net change in cash and cash equivalents under Chilean GAAP......      2,302,728      9,378,611    54,388,447        75,684
Effect of consolidation of subsidiary in Vina Dona Paula........         97,456             --            --            --
Effect of consolidation of subsidiary in Simetral...............        151,825        (21,860)           --            --
Reconciliation of repurchase agreement..........................             --             --       (360,696)        (502)
Net change in cash and cash equivalents under US GAAP...........      2,552,009      9,356,751    54,027,751        75,182

Cash and cash equivalents at beginning of year under Chilean
  GAAP..........................................................     27,227,439     29,530,167    38,908,778        54,144
Effect of consolidation of subsidiary in Vina Dona Paula........         16,259             --            --            --
Effect of consolidation of subsidiary in Simetral...............             --        147,260            --            --
                                                                     ----------     ----------    ----------       -------
Cash and cash equivalents at beginning of year under US GAAP....     27,243,698     29,677,427    38,908,778        54,144




                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)

                                                                        2000           2001            2002          2002
                                                                     ----------     ----------    ----------       -------
                                                                        ThCh$          ThCh$          ThCh$         ThUS$

Cash and cash equivalents at end of year under Chilean GAAP.....     29,530,167     38,908,778    93,297,225       129,827
Effect of consolidation of subsidiary in Vina Dona Paula........        113,716             --            --            --
Effect of consolidation of subsidiary in Simetral...............        151,825        125,400            --            --
Reconciliation of repurchase agreement..........................             --             --      (360,696)         (502)
                                                                     ----------     ----------    ----------       -------
Cash and cash equivalents at end of year under US GAAP..........     29,795,708     39,034,178    92,936,529       129,325


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (d) For purposes of the statements of cash flows under U.S. GAAP, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents as follows:

                                                                      2000             2001            2002
                                                                  ----------        ----------      ----------
                                                                     ThCh$            ThCh$            ThCh$

                 Cash deposits that are cash equivalents....       2,433,853         3,025,737       2,425,761
                 Time deposits that are cash equivalents....      18,057,667        14,205,809      12,982,446
                 Mutual Funds...............................              --         9,995,243      63,663,854
                 Repurchase agreements......................       9,304,188        11,807,389      13,864,468
                                                                  ----------        ----------      ----------
                 Total cash and cash equivalents............      29,795,708        39,034,178      92,936,529
                                                                  ==========        ==========      ==========


                 Supplementary Cash flow information:

                                                                      2000             2001            2002
                                                                  ----------        ----------      ----------
                                                                     ThCh$            ThCh$            ThCh$

                 Interest paid................................     3,913,397         6,499,529       3,378,116
                 Taxes paid...................................     3,988,928         3,988,197       3,555,133
                 Assets acquired under capital leases.........            --                --              --

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:


         (e)    Investments in related companies:

                The following tables show combined summary financial information of the related companies accounted for using the equity method. All amounts are in thousands of constant Chilean pesos of December 31, 2002 purchasing power.

                The condensed information shown here has been combined from each company's individual financial statements prepared in accordance with Chilean GAAP. For the overall effect on the financial statements of Cristalerias de Chile S.A. of the application of U.S. GAAP to the financial statements of these companies, see paragraph I(r) above.

                                                                   2000              2001            2002
                                                                -----------       -----------     -----------
                                                                   ThCh$             ThCh$           ThCh$

                 Current assets...............................   44,887,913        58,954,606      69,609,163
                 Non-current assets...........................  417,884,110       454,959,082     419,168,641
                                                                -----------       -----------     -----------
                 Total assets.................................  462,772,023       513,913,688     488,777,804
                                                                ===========       ===========     ===========

                 Current liabilities..........................   41,574,387        48,225,185      41,921,418
                 Non-current liabilities......................   28,295,169        52,460,946      73,336,554
                                                                -----------       -----------     -----------
                 Total liabilities............................   69,869,556       100,686,131     115,257,972
                                                                ===========       ===========     ===========

                 Net sales....................................   70,546,021       103,074,810     106,412,777
                                                                ===========       ===========     ===========
                 Gross profit.................................   20,225,294        25,077,584      22,300,597
                                                                ===========       ===========     ===========
                 Net loss.....................................  (13,416,310)      (30,534,000)     35,667,445
                                                                ===========       ===========     ===========
                 Company's share of loss (Note 12)............   (2,882,816)       (7,616,440)     (8,902,380)
                                                                ===========       ===========     ===========

         (f)    Segment information:

                The Company operates principally in three business segments, substantially all of which are located in Chile, which comprise the (i) the production and sale of glass and plastic containers, (ii) the wine segment, (iii) the media and communications business and (iv) other, which includes real estate operations. Total revenues by segment are comprised of sales to unaffiliated customers, as reported in Cristalchile's consolidated income statement and inter-segment sales, which are accounted for at invoice prices. Operating expenses are allocated between Cristalchile's operating segments on a proportionate basis.

                The methods of revenue recognition by segment are (i) (a) glass containers: when a sales commitment has been made through the issuance of a sales invoice and the product has been delivered and (b) plastic containers: upon delivery,
                (ii) wine: upon delivery, (iii) media and communications: upon broadcast of the program or advertisement, and (iv) other, which includes real estate: upon period of rental.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (f)    Segment information, continued:

                The Company's segment data, based on Chilean GAAP balances, are as follows:

                                                         Glass and
                                                          Plastics       Wines      Communications      Other        Total
                                                         ----------     ---------   --------------      -----        -----
                                                            ThCh$         ThCh$         ThCh$           ThCh$        ThCh$

         As for and for the year ended December
           31, 2000
         Revenues from external customers.........       74,525,730    63,842,926    15,949,158    (5,006,886) 149,310,928
         Revenues from transactions with other
           operating segments of the same
           enterprise.............................        5,421,687            --            --    (5,421,687)          --
         Interest income..........................        2,714,551       302,807        85,227         6,829    3,109,414
         Interest expense.........................       (2,847,694)   (1,750,875)     (682,527)       (2,862)  (5,283,958)
         Depreciation.............................       (8,030,658)   (2,446,228)   (1,317,361)            -  (11,794,247)
         Amortization.............................         (739,389)     (146,987)     (228,545)            -   (1,114,921)
         Income tax expense ......................       (3,410,539)   (1,147,951)      680,174         1,953   (3,876,363)
         Earnings (loss) from equity-method ......          658,742       516,549    (4,058,107)           --   (2,882,816)
         Net Income...............................       16,791,436     6,387,620    (5,070,873)      (10,521)  18,097,662
         Total Assets.............................      159,151,050    97,012,154   118,023,192     1,218,478  375,404,874
         Capital Expenditures.....................       15,001,719     5,167,498       231,756            --   20,400,973

         As for and for the year ended December
           31, 2001
         Revenues from external customers.........       67,757,078    67,028,038    16,605,847    (5,204,283) 146,186,680
         Revenues from transactions with other
           operating segments of the same
           enterprise.............................        6,373,234            --            --    (6,373,234)          --
         Interest income..........................        1,656,071     1,193,645        73,471         1,407    2,924,594
         Interest expense.........................       (4,051,032)   (2,563,464)     (524,688)           --   (7,139,184)
         Depreciation.............................       (7,867,375)   (3,197,319)   (1,070,304)           --  (12,134,998)
         Amortization.............................       (1,535,101)     (277,724)     (255,760)      (25,470)  (2,094,055)
         Income tax expense.......................       (3,440,648)   (1,733,259)       40,525         1,601   (5,131,781)
         Earnings (loss) from equity-method.......         (888,263)      487,731    (7,215,443)         (465)  (7,616,440)
         Net Income...............................       20,049,713     7,436,467    (6,974,693)   (2,207,758)  18,303,729
         Total Assets.............................      158,749,084   118,008,460   109,151,997    19,012,954  404,922,495
         Capital Expenditures.....................       25,590,432     7,822,019       299,549            --   33,712,000

         As for and for the year ended December
           31, 2002
         Revenues from external customers.........       71,056,947    71,721,372    24,815,458    (6,536,517) 161,057,260
         Revenues from transactions with other
           operating segments of the same
           enterprise.............................        6,198,493            --       338,024    (6,536,517)          --
         Interest income..........................        1,870,384       604,540        76,960           805    2,552,689
         Interest expense.........................       (4,618,960)   (1,815,348)     (405,181)           --   (6,839,489)
         Depreciation.............................       (9,015,353)   (3,688,452)     (871,118)           --  (13,574,923)
         Amortization.............................         (601,774)     (293,015)     (525,424)           --   (1,420,213)
         Income tax expense.......................       (4,034,644)   (2,390,349)       27,881          (701)  (6,397,813)
         Earnings (loss) from equity-method.......         (850,206)      476,506    (8,525,560)       (3,120)  (8,902,380)
         Net Income...............................       16,254,706     9,263,143    (5,379,979)   (2,477,208)  17,660,662
         Total Assets.............................      204,187,737   122,078,793   105,594,082    20,617,806  452,478,418
         Capital Expenditures.....................       10,300,088     4,681,190       518,034                 15,499,312

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:


         (g)    Geographic information:

                Although all of the Company's operations are located in Chile, export revenues, primarily from customers in the United Kingdom, the United States and Canada, totaled
                ThCh$23,083,754, ThCh$29,093,690 and ThCh$31,381,538 for the
                years ended December 31, 2000, 2001 and 2002, respectively.

         (h)    Supplementary information on marketable securities:

                Supplementary information on available for sale marketable securities is as follows:

                                                                                         As of December 31, 2001
                                                                            -----------------------------------------------
                                                                                               Unrealized
                                                                            Carrying value    Holding Gains    Market value
                                                                            --------------    -------------    ------------
                                                                                 ThCh$            ThCh$            ThCh$

        Bonds..........................................................           73,747               --           73,747
        Equity securities and mutual funds.............................       13,362,850        1,904,433       15,267,283
                                                                              ----------        ---------       ----------
        Total..........................................................       13,436,597        1,904,433       15,341,030
                                                                              ==========        =========       ==========


                                                                                             After one year     After five
                                                                                               But within        years but
        The contracted maturities of these securities are as follows:       Within one year    five years     within 10 years
                                                                            --------------    -------------   ---------------
                                                                                 ThCh$            ThCh$            ThCh$

        Government securities..........................................           73,747               --               --
        Equity securities and mutual funds.............................       15,267,283               --               --
                                                                              ----------        ---------       ----------
        Total..........................................................       15,341,030               --               --
                                                                              ==========        =========       ==========


                                                                                         As of December 31, 2002
                                                                            -----------------------------------------------
                                                                                               Unrealized
                                                                            Carrying value    Holding Gains    Market value
                                                                            --------------    -------------    ------------
                                                                                 ThCh$            ThCh$            ThCh$

        Bonds..........................................................       54,508,227               --       54,508,227
        Equity securities and mutual funds.............................       12,954,966        1,991,362       14,946,328
                                                                              ----------        ---------       ----------
        Total..........................................................       67,463,193        1,991,362       69,454,555
                                                                              ==========        =========       ==========



                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)


                                                                                             After one year     After five
                                                                                               But within        years but
        The contracted maturities of these securities are as follows:       Within one year    five years     within 10 years
                                                                            --------------    -------------   ---------------
                                                                                 ThCh$            ThCh$            ThCh$

        Bonds..........................................................       54,508,227               --               --
        Equity securities and mutual funds.............................       14,946,328               --               --
                                                                              ----------        ---------       ----------
        Total..........................................................       69,454,555               --               --
                                                                              ==========        =========       ==========

                  Equity stock investments and mutual fund investment do not have a fixed maturity date, but are anticipated to be sold within one year.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)


39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         (h)    Supplementary information on marketable securities, continued:

                Supplementary information on held-to-maturity marketable securities is as follows:

                                                                       As of December 31, 2001
                                                           -----------------------------------------------
                                                                              Unrealized
                                                           Carrying value    Holding Gains    Market value
                                                           --------------    -------------    ------------
                                                               ThCh$             ThCh$            ThCh$

Bonds..............................................          9,342,455          (104,201)       9,238,254
                                                             ---------          --------        ---------
Total..............................................          9,342,455          (104,201)       9,238,254
                                                             =========          ========        =========

                                                                            After one year  After five years
The contracted maturities of these securities are as                        But within five   but within 10
follows:                                                  Within one year        years            years
                                                           --------------    -------------    ------------
                                                               ThCh$             ThCh$            ThCh$

Bonds..............................................                 --         9,238,254               --
                                                             ---------         ---------        ---------
Total..............................................                 --         9,238,254               --
                                                             =========         =========        =========
                                                                       As of December 31, 2002
                                                           -----------------------------------------------
                                                                              Unrealized
                                                           Carrying value    Holding Loss     Market value
                                                           --------------    -------------    ------------
                                                               ThCh$             ThCh$            ThCh$

Bonds..............................................         10,038,914           351,335       10,390,249
                                                            ----------           -------       ----------
Total..............................................         10,038,914           351,335       10,390,249
                                                            ==========           =======       ==========

                                                                            After one year  After five years
The contracted maturities of these securities are as                        But within five   but within 10
follows:                                                  Within one year        years            years
                                                           --------------    -------------    ------------
                                                               ThCh$             ThCh$            ThCh$

Bonds..............................................                 --        10,390,249               --
                                                            ----------        ----------       ----------
Total..............................................                 --        10,390,249               --
                                                            ==========        ==========       ==========


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(i)      Other disclosures:

         The Company has accounted for its liability for severance indemnities as disclosed in Notes 2(h) and 21. Except for severance indemnities, the Company does not provide any post-employment or post-retirement benefits to its employees and accordingly, there is no need to record any additional obligations in accordance with either SFAS 106 (Employers' Accounting for Post-retirement Benefits other than Pensions) or SFAS 112 (Employers' Accounting for Post-employment Benefits).

         The Company had advertising expenses of ThCh$2,839,068, ThCh$3,142,215 and ThCh$2,725,893 for the years ended December 31, 2000, 2001 and 2002. There were no significant lease obligations or rental expenses for the years ended December 31, 2000, 2001 and 2002.

         Reliance on Significant Customers:

         The Company sells glass to three unrelated companies that have from time to time accounted for more than 10% of the Company's glass segment sales over the last three years. Sales to these companies accounted for 33.5% (16.8%, 8.9% and 7.8%), 31.2% (15.0%, 9.5% and
         6.7%) and 33.73% (16.7%, 9.5% and 7.6%) of the Company's total net sales for the years ended December 31, 2000, 2001 and 2002 of the company's glass segment sales, respectively.

(j)      Concentrations of Credit Risk

         The Company holds bank balances and places deposits in a number of different financial institutions and in this way attempts to reduce counterparty risk. The Company does not believe that it is exposed to any material credit risk from any single financial institution. No customer has outstanding receivables of more than 10%. The concentration of the Company's accounts receivable balances are as follows:

                                             Percentage of accounts receivable
                                                              2002
                                             ---------------------------------

          Sector
          Glass Container
             Liquor                           5.48%
             Beer                             4.12%
             Soft Drink                       8.64%
             Wine                            24.89%
             Other Glass Container            4.59%                47.72%
          TV Advertisement                   -----                 14.99%
          Wine                                                     37.29%
                                                                   -----
          Total                                                   100.00%
                                                                  ======


         The Company's debtors are all dependent on the Chilean economy, and significant proportions of these debtors operate in the beverage industry. As a result, the Company could be vulnerable to a downturn in economic activity in Chile. However, the Company so far does not have any experience of credit losses due to non-payment by major customers. Additionally, the credit risk that the Company has faced from

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

         creditors has been reduced as a result of the Company's position in the market for the production of glass bottles. In the event of failure by the Company's counterparties, the Company would be exposed to a loss equivalent to the amount shown in the balance sheet.

(k)      Disclosure regarding the fair value of financial instruments:

         In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" under US GAAP, information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value. For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

         There are certain limitations inherent in the fair value data, since while the data represents Management's best estimates and certain assumptions; the data is subjective, involving significant estimates and assumptions regarding current economic and market conditions.

         The methods and assumptions used to estimate the fair values are as follows:

             o For cash, short-term deposits and investments, and current receivables and payables the carrying amounts approximate the fair value due to the short-term maturity of these instruments.

             o For interest earning assets and interest bearing liabilities that are contracted at variable interest rates, book value is considered to be equivalent to fair value.

             o Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and modeling techniques. These estimates of fair values include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result, such fair value amounts are subject to significant uncertainty and are highly dependent on the quality of the assumptions used.

             o For interest earning assets and interest bearing liabilities, contracted at fixed interest rates with an original maturity of more than one year, the fair values have been calculated by discounting contractual cash flows at the current market origination rates for financial instruments with similar terms.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(k) Disclosure regarding the fair value of financial instruments, continued:

                                                        2001                               2002
                                            ----------------------------       ----------------------------
                                              Carrying      Estimated Fair       Carrying      Estimated
                                               Value             Value            Value        Fair Value
                                            ----------        ----------       ----------      ------------
                                               ThCh$             ThCh$            ThCh$           ThCh$
Assets
Cash................................         2,900,337         2,900,337        2,425,761         2,425,761
Time deposits.......................        23,413,747        23,386,916       12,982,446        12,982,446
Marketable securities...............        15,341,030        15,251,490       69,454,555        69,578,713
Other instruments...................        11,877,278        11,800,505       15,407,492        15,407,492
Current accounts receivable.........        38,183,205        38,183,205       43,498,666        43,498,666
Long-term receivables...............           235,565           235,565          196,387           196,387
Long-term other instruments.........        12,501,069        12,396,868       16,740,112        16,973,110
Forward contracts...................         2,570,467         2,570,467        2,445,381         2,445,381

Liabilities
Accounts payable....................        12,643,598        12,643,598       13,280,583        13,280,583
Long-term bank liabilities..........        82,122,319        82,655,648       48,640,451        48,640,451
Bonds payable.......................        20,786,388        20,786,388       90,690,654        90,690,654
Miscellaneous creditors.............         3,184,962         3,184,962        4,897,103         4,897,103
Forward contracts...................         4,057,817         4,057,817        1,379,792         1,379,792


         The carrying amounts above are presented in accordance with U.S. GAAP.


The Company entered into foreign currency exchange contracts to transfer its exposure in U.S. dollars to an exposure in UF. The Company's accounting policy for such contracts is described in Note 2(m).

(l)      Restrictions on payment of dividends:

         As of December 31, 2002, the Company had undistributed earnings of ThCh$3,262,328 in companies accounted for by the equity method, included as a part of consolidated retained earnings.

         Dividends received from such entities were ThCh$340,178, ThCh$450,004 and ThCh$235,405 for the years ended December 31, 2000, 2001 and 2002, respectively.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(m)      Recent accounting pronouncements:

         In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, "Combinacion de Negocios Inversiones Permanentes y Consolidacion de Estados Financieros". This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2003 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

         In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). This standard requires that under US GAAP obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. If the Company reported in accordance with U.S. GAAP, the Company would be required to adopt SFAS No. 143 effective January 1, 2003. The Company does not expect the adoption to have a material impact on the Company's results of operations or financial position.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, not when it is "planned".

         The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 and does not expect the adoption to have a material impact on the Company's results of operations or financial position.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(m)      Recent accounting pronouncements, continued:

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities-an interpretation of ARB 51," to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 immediately to variable interest entities created after January 31, 2003 and apply it to existing variable interest entities as of January 1, 2003. The Company does not expect the interpretation to have a material impact on the Company's results of operation or financial position.

         In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). The Interpretation will significantly change current practice in the accounting for, and disclosure of, guarantees. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. Guarantees meeting the characteristics described in the Interpretation, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, "Accounting for Contingencies". The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The Company has implemented FIN 45 as of December 31, 2002, noting no adjustments to US GAAP were necessary as the fair values of all direct and indirect guarantees were zero, see Note 31 for a detail of the Company's guarantees.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(n)      Goodwill

         As discussed in paragraph (l), section (ii), the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142, effective January 1, 2002 and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company's reporting units are at the operating subsidiary level. This methodology differs from the Company's previous policy, as provided under accounting standards existing at that time of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill was recoverable. Upon adoption of SFAS 142 during 2002, the Company did not recognize an impairment charge to reduce the carrying value of goodwill.

         In calculating the fair value of reporting units we used a discounted cash flow approach, stock valuations and recent comparable transactions in the market. Prior to performing the review for impairment, SFAS 142 required that all goodwill deemed to be related to the entity as a whole be assigned to all of the Company's reporting units, including the reporting units of the acquirer.

         A summary of the changes in the Company's goodwill under U.S. GAAP during the year ended December 31, 2002, by reporting unit is as follows:

                                   Goodwill

                                                                   Cumulative
                                                                   Effect of                      Cumulative
                                    January 1,                     Accounting                     Translation    December 31,
            Company                   2002        Acquisitions       Change        Impairment     Adjustment         2002
----------------------------        ---------     ------------     ----------      ----------     -----------    ------------

                                      ThCh$           ThCh$          ThCh$           ThCh$           ThCh$          ThCh$

Rayen Cura S.A.(1)..........        5,767,969              --             --              --         337,542      6,105,511
S.A. Vina Santa Rita........        1,018,067              --             --              --              --      1,018,067
Vina Los Vascos S.A. .......        1,649,718              --             --              --              --      1,649,718
Zig-Zag S.A. ...............          120,922              --             --              --              --        120,922
Red Televisiva Megavision
  S.A. .....................          198,669         408,383             --              --              --        607,052
                                    ---------         -------      ---------       ---------         -------      ---------
Total.......................        8,755,345         408,383             --              --         337,542      9,501,270
                                    =========         =======      =========       =========         =======      =========



(1) In thousands of constant Chilean pesos as of December 31, 2002, using exchange rate of Ch$ 718,61 per US$

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(n)      Goodwill, continued

         The Company's intangible assets were ThCh$ 11,582,597 and ThCh$ 11,658,683 and related accumulated amortization were ThCh$ 3,599,484 and ThCh$ 3,911,796 as of December 31, 2001 and 2002, respectively, in accordance with U.S. GAAP. All of the Company's intangible assets are subject to amortization, since they relate to finite contracts or concessions, however there is a difference in the amortization methodology between Chilean and U.S. GAAP, Chilean GAAP permits recording depreciation on a decelerated basis and while under U.S. GAAP intangibles are amortized on a straight-line basis over their expected useful life. Intangible amortization is expected to be approximately ThCh$ 312,312 over each of the next five years, not taking inflation or future purchases into account.

(o)     Effects of conforming to U.S. GAAP

         Certain reclassifications would be made to the line items of the Chilean GAAP income statement to show the same presentation as would be required under a U.S. GAAP format. Amounts that are included in non-operating income and expenses would be included as operating income under U.S. GAAP. These reclassifications exclude consolidation of development stage companies, the effect of which is immaterial. These reclassifications are as follows (the column labeled "U.S. GAAP presentation" discloses amounts using a U.S. GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP):

                                                                                              2000
                                                                      -----------------------------------------------------

                                                                                                                U.S. GAAP
                                                                      Chilean GAAP      Reclassification       Presentation
                                                                      ------------      ----------------       ------------
                                                                         ThCh$               ThCh$                ThCh$

        Operating income......................................          31,777,103           (627,769)          31,149,334
        Non-operating income..................................           1,827,659           (702,612)           1,125,047
        Non-operating expenses................................          (2,788,855)         1,330,381           (1,458,474)

                                                                                              2001
                                                                      -----------------------------------------------------
                                                                                                               U.S. GAAP
                                                                      Chilean GAAP      Reclassification       Presentation
                                                                      ------------      ----------------       ------------
                                                                         ThCh$               ThCh$               ThCh$

        Operating income......................................          33,562,063          6,852,327           40,414,390
        Non-operating income..................................           6,911,068         (6,491,826)             419,242
        Non-operating expenses................................          (2,828,764)         1,478,125           (1,350,639)
        Extraordinary income..................................           1,838,626         (1,838,626)                  --

                                                                                              2002
                                                                      -----------------------------------------------------
                                                                                                               U.S. GAAP
                                                                      Chilean GAAP      Reclassification       Presentation
                                                                      ------------      ----------------       ------------
                                                                         ThCh$               ThCh$               ThCh$

        Operating income......................................          41,610,308         (1,507,029)          43,121,653
        Non-operating income..................................           1,264,313           (771,796)             492,517
        Non-operating expenses................................          (4,073,817)         2,227,825           (1,790,676)

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(o)      Effects of conforming to US GAAP, continued:

         Certain reclassifications would be made to the line items of the Chilean GAAP balance sheet to show the same presentation as would be required under a U.S. GAAP format. Amounts payable or receivable under forward contacts would only be stated net if there was a right of offset, bond discount presented as Other Assets in Chilean GAAP would be reclassified as long-term liabilities against bonds payable, and current bond payable for the year-ended December 31, 2001, would be stated as long-term because the debt was refinanced subsequent to year-end. These reclassifications exclude consolidation of development stage companies, the effect of which is immaterial. These reclassifications are as follows (the column labeled "U.S. GAAP presentation" presents amounts using U.S. GAAP format although the amounts displayed have been determined in accordance with Chilean
         GAAP):

                                                                                              2001
                                                                      -----------------------------------------------------
                                                                                                                U.S. GAAP
                                                                      Chilean GAAP      Reclassification       Presentation
                                                                      ------------      ----------------       ------------
                                                                          ThCh$               ThCh$               ThCh$

        Total current assets                                           123,493,552          1,758,678          125,252,230
        Total other assets                                             149,027,588         (1,107,665)         147,919,923
        Total current liabilities                                       51,870,995          1,758,678           53,629,673
        Total long-term liabilities                                     97,909,204         (1,107,665)          96,801,539

                                                                                              2002
                                                                      -----------------------------------------------------
                                                                                                                U.S. GAAP
                                                                      Chilean GAAP      Reclassification       Presentation
                                                                      ------------      ----------------       ------------
                                                                          ThCh$               ThCh$               ThCh$

        Total current assets                                           177,258,303          1,062,561          178,320,864
        Total other assets                                             147,797,207         (3,427,683)         144,369,524
        Total current liabilities                                       39,300,270          1,062,561           40,362,831
        Total long-term liabilities                                    145,095,276         (3,427,683)         141,667,593

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                 as of December 31, 2002 except as indicated)



39. Differences between Chilean and United States Generally Accepted Accounting Principles, continued:

(p)      Valuation and qualifying accounts:


                                                   Balance at      Charged to       Charged                        Balance
                                                  Beginning Of      cost and       to other                       at end of
                  Description                        period         expenses       accounts       Deductions        period
                                                     ------         --------       --------       ----------        ------
                                                     ThCh$           ThCh$           ThCh$          ThCh$           ThCh$

2000
----
Allowance for doubtful accounts:
Trade receivables...........................        622,367         177,705         (27,322)      (216,569)        556,181

2001
----
Allowance for doubtful accounts:
Trade receivables...........................        556,181         168,092        (159,333)       (20,081)        544,859

2002
----
Allowance for doubtful accounts:
Trade receivables...........................        544,859         221,553         (52,709)       (15,873)        697,830


40. Consolidated Financial Statements of Cordillera Comunicaciones Ltda. and Subsidiaries

In accordance with Chilean GAAP, as of December 31, 2002, the Company included its equity method investment in Cordillera Comunicaciones Ltda. and subsidiaries ("Cordillera") (See Note 10) in the balance sheet account "Investments in related companies" and its participation in earnings for the years ended December 31, 2000, 2001 and 2002 in the income statement account "Equity participation in net income (loss) of related companies". The Company is required to present separately, the Chilean GAAP audited financial statements with a reconciliation to U.S. GAAP of Cordillera as of December 31, 2001 and 2002 and for the three years in the period ended December 31, 2002, as Cordillera met the definition of a significant subsidiary under Rule 1-02
(w) of Regulation S-X as of December 31, 2002.

                      Cordillera Comunicaciones Ltda. and
                                 Subsidiaries
                                 ------------













                   Consolidated Financial Statements as of
                 December 31, 2001 and 2002 and for the years
             ended December 31, 2000, 2001 and 2002 together with
                      the Report of Independent Auditors

Cordillera Comunicaciones Ltda. and  Subsidiaries
------------


                  Index to Consolidated Financial Statements


                                                                         Pages
Report of Independent Auditors:
  Audit Report of Ernst & Young - 2002                                    G1
  Audit Report of Langton Clarke - 2000 and 2001                          G2

Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 2001 and 2002            G3-G4
  Consolidated Statements of Income for each of the three years
  in the period ended December 31, 2002                                    G5
  Consolidated Statements of Cash Flows for each of
  the three years in the period ended December 31, 2002                   G6-G7
Notes to the Consolidated Financial Statements                            G8



Ch$       -    Chilean pesos
ThCh$     -    Thousands of Chilean pesos
US$       -    United States Dollars
ThUS$     -    Thousands of United States Dollars
UF - Unidad de Fomento "UF" is a daily, indexed, peso-denominated accounting unit. The UF rate is set daily in advance based on the change in the Chilean Consumer Price Index of the previous month.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Cordillera Comunicaciones Ltda.:

We have audited the accompanying consolidated balance sheet of Cordillera Comunicaciones Ltda. and subsidiaries (the "Company") as of December 31, 2002 and the related consolidated statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the years ended December 31, 2000 and 2001 were audited by Langton Clarke, a member of Andersen Worldwide, who issued an unqualified opinion in their report dated February 28, 2002, except for Notes 2(a), 2(c) and 27 for which the date was May 29, 2002. Andersen Worldwide has ceased operating as a member of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cordillera Comunicaciones Ltda. and subsidiaries as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders' equity as of December 31, 2002 and the consolidated results of operations for the year ended December 31, 2002, to the extent summarized in Note 28 of the Notes to the consolidated financial statements.



ERNST & YOUNG LTDA.

Santiago, Chile February 28, 2003
(Except for Note 28 for which the date is May 23, 2003)

This is a copy of a previously issued Arthur Andersen - Langton Clarke report. Arthur Andersen - Langton Clarke has not reissued the report, nor has Arthur Andersen - Langton Clarke consented to the inclusion of the report.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Cordillera Comunicaciones Ltda.:

We have audited the accompanying consolidated balance sheets of Cordillera Comunicaciones Ltda. (the "Company") and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2001, all expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we planand perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Chile, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a reconciliation of consolidated net income and shareholders' equity under accounting principles generally accepted in Chile to the corresponding amounts that would be reported in accordance with United States generally accepted accounting principles, except for the omissions, as allowed pursuant to Item 17 of SEC Form 20-F, of adjustments necessary to eliminate the effect of price-level changes described in Note 2(c), is set forth in Note 27 to these consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cordillera Comunicaciones Ltda. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Chile.

As explained in Note 3 to these consolidated financial statements, starting January 1, 2000, the Company modified the method in which income taxes are recorded, recognizing deferred taxes in accordance with generally accepted accounting principles in Chile and the Superintendency of Securities and Insurance. During 2001 the Company modified its criteria for depreciating its external network from a straight-line method to a progressive method on the basis of estimated growth of average subscribers. During 2001, the Company also modified the amortization method of Cable TV residence installations in order to assure consistent useful lives among installations originally installed by the Company and those acquired.

LANGTON CLARKE

Santiago, Chile February 28, 2002,
(except for Notes 2(a), 2(c) and 27 for which the date is May 29, 2002)

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


                                                                                     As of December 31,
                                                                      --------------------------------------------
                                                                          2001            2002               2002
                                                                      ----------       ----------           ------
ASSETS                                                                    ThCh$             ThCh$            ThCh$
                                                                                                           Note 2(e)
CURRENT ASSETS
Cash........................................................             213,387          400,283              557
Time deposits (Note 5)......................................           3,995,173       11,357,192           15,804
Marketable securities (Note 6)..............................             608,110          804,386            1,119
Trade receivables, net of allowance for doubtful accounts
  of ThCh$2,367,122 and ThCh$5,003,665, respectively (Note
  7)........................................................           2,948,853        3,702,615            5,152
Notes receivables...........................................             205,286          171,567              239
Miscellaneous receivables (Note 8)..........................             906,958        1,590,583            2,213
Notes and accounts receivables from related companies (Note
  11).......................................................             442,564          330,334              460
Income taxes recoverable, net (Note 24).....................             908,053           83,952              117
Prepaid expenses (Note 9)...................................           2,319,830          849,534            1,182
Deferred income taxes (Note 24).............................             498,127          617,521              859
Other current assets, net (Note 10).........................           1,652,128        1,276,244            1,778
                                                                     -----------      -----------          -------
Total current assets........................................          14,698,469       21,184,211           29,480
                                                                     -----------      -----------          -------

PROPERTY, PLANT AND EQUIPMENT (Note 12)
Land........................................................             482,994          482,994              672
Buildings and other infrastructure..........................         107,879,065      109,334,310          152,147
Machinery and equipment.....................................           8,492,038        9,840,812           13,694
Furniture and fixtures......................................           3,537,159        3,724,807            5,183
Other property, plant and equipment.........................          14,545,420       14,057,278           19,562
Less: Accumulated depreciation..............................        (16,705,629)     (24,626,415)         (34,270)
                                                                     -----------      -----------          -------
Property, plant and equipment, net..........................         118,231,047      112,813,786          156,988
                                                                     -----------      -----------          -------

OTHER ASSETS
Investment in other companies (Note 14).....................             447,921          257,279              358
Goodwill, net (Note 15).....................................          68,520,776       64,372,916           89,580
Intangibles, net............................................             975,201        1,033,189            1,438
Deferred income taxes (Note 24).............................           1,034,284        3,543,433            4,931
Other assets (Note 13)......................................          11,537,363       11,910,924           16,575
                                                                     -----------      -----------          -------
Total other assets..........................................          82,515,545       81,117,741          112,882
                                                                     -----------      -----------          -------
TOTAL ASSETS................................................         215,445,061      215,115,738          299,350
                                                                     ===========      ===========          =======

                The accompanying notes are an integral part of
                    these consolidated financial statements

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

                                                                                As of December 31,
                                                                     ---------------------------------------------
                                                                        2001             2002              2002
                                                                     -----------      -----------         -------
LIABILITIES AND SHAREHOLDERS' EQUITY                                   ThCh$             ThCh$             ThCh$
                                                                                                         Note 2(e)
CURRENT LIABILITIES
Banks and financial institutions, short term (Note 16)......             892,000           16,604               23
Banks and financial institutions, current portion (Note 16).              43,442           42,165               59
Accounts payable (Note 17)..................................          14,979,289       13,109,525           18,243
Notes payable (Note 18).....................................           1,402,778          205,579              286
Miscellaneous payables (Note 19)............................             317,807          308,227              429
Notes and accounts payable from related companies (Note 11).             577,586          670,167              933
Accrued liabilities and withholdings (Note 20)..............           1,029,794        1,473,316            2,050
Unearned revenues (Note 21).................................             361,474          820,307            1,142
                                                                     -----------      -----------          -------
Total current liabilities...................................          19,604,970       16,645,890           23,165
                                                                     -----------      -----------          -------

LONG-TERM LIABILITIES
Banks and financial institutions, non-current portion (Note
  16).......................................................          18,037,084       36,502,484           50,795
Long-term Notes payables (Note 22)..........................          14,716,144       16,554,379           23,037
Deferred income taxes (Note 24).............................                  --               --               --
Accrued liabilities.........................................           1,057,168          429,623              598
                                                                     -----------      -----------          -------
Total long-term liabilities.................................          33,810,396       53,486,486           74,430
                                                                     -----------      -----------          -------
Minority interest...........................................               (434)            (118)               --

Commitments and Contingencies (Note 26)

SHAREHOLDERS' EQUITY (Note 23)
Paid-in capital.............................................         192,277,623      192,277,623          267,569
Future capital reductions...................................         (27,967,776)     (27,967,776)         (38,919)
Future capital contributions................................           9,812,840        9,812,840           13,655
Price-level restatement.....................................          24,601,801       24,601,801           34,235
Accumulated deficit.........................................         (22,204,462)     (36,694,359)         (51,063)
Net loss....................................................         (14,489,897)     (17,046,649)         (23,722)
                                                                     -----------      -----------          -------
Total Shareholders' equity..................................         162,030,129      144,983,480          201,755
                                                                     -----------      -----------          -------
Total Liabilities and Shareholders' equity..................         215,445,061      215,115,738          299,350
                                                                     ===========      ===========          =======


                The accompanying notes are an integral part of
                    these consolidated financial statements

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


                                                                     Years ended December 31,
                                                      ----------------------------------------------------------
                                                         2000             2001            2002             2002
                                                         ThCh$            ThCh$          ThCh$             ThUS$
                                                      ----------      -----------     -----------       -----------
OPERATING INCOME                                                                                         Note 2(e)

Operating revenue............................         46,226,268       47,275,426      46,279,832         64,402
Operating cost...............................        (34,588,768)     (38,151,360)    (42,109,850)       (58,599)
                                                      ----------      -----------     -----------        -------
Operating margin.............................         11,637,500        9,124,066       4,169,982          5,803
                                                      ----------      -----------     -----------        -------
Administrative and selling expenses..........        (19,565,832)     (18,019,253)    (15,414,744)       (21,451)
                                                      ----------      -----------     -----------        -------
Operating loss...............................         (7,928,332)      (8,895,187)    (11,244,762)       (15,648)
                                                      ----------      -----------     -----------        -------

NON-OPERATING INCOME
Financial revenue............................            876,964          145,954         360,209            501
Other non-operating..........................             28,797              219          56,588             78
Financial expenses...........................           (592,845)      (1,678,793)     (2,348,654)        (3,268)
Other non-operating expenses.................            (76,259)      (1,482,382)     (1,514,525)        (2,108)
Goodwill amortization........................         (2,810,583)      (4,082,401)     (4,064,471)        (5,656)
Price-level restatement, net (Note 4)........          1,451,603         (627,352)       (657,669)          (915)
                                                      ----------      -----------     -----------        -------
Non-operating income (loss)..................         (1,122,323)      (7,724,755)     (8,168,522)       (11,368)
                                                      ----------      -----------     -----------        -------

Income before taxes and minority interest....         (9,050,655)     (16,619,942)    (19,413,284)       (27,016)
Income taxes (Note 24).......................            758,593        2,126,953       2,366,209          3,293
Minority interest............................            185,863            3,092             426              1
                                                      ----------      -----------     -----------        -------
Net loss.....................................         (8,106,199)     (14,489,897)    (17,046,649)       (23,722)
                                                      ==========      ===========     ===========        =======


                The accompanying notes are an integral part of
                    these consolidated financial statements

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


                                                                         Years ending December 31,
                                                       -----------------------------------------------------------
                                                          2000            2001            2002             2002
                                                       ----------     -----------      -----------      -----------
                                                          ThCh$           ThCh$           ThCh$            ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES                                                                     Note 2(e)
Net loss....................................           (8,106,199)    (14,489,897)     (17,046,649)        (23,722)
Charges (credits) to income that do not
  represent cash flows
  Depreciation..............................            4,889,535       7,186,672        8,466,418          11,782
  Amortization of software..................              124,059         325,578          310,411             432
  Residential Cable TV installations
    amortization............................            1,331,826       1,922,432        2,737,153           3,809
  Other amortization........................               54,627         157,577            3,967               6
  (Profit) Loss in sale of fixed assets.....                   --          (6,782)              --              --
  Income Taxes..............................                   --      (1,600,261)      (2,363,999)         (3,290)
  Write-offs................................                   --       1,043,173          652,648             908
  Allowance for doubtful accounts...........            2,592,700       3,633,872        3,007,655           4,185
  Vacation provision........................              246,165         282,367          163,324             227
  Valuation and obsolescence provision......              204,628              --          126,179             176
  Goodwill amortization.....................            2,810,583       4,082,401        4,064,471           5,656
  Price-level restatement, net..............           (1,451,603)        627,352          657,669             915
  Investment price level restatement........              918,748          63,973          309,800             431
  Accrued interest..........................              367,536         342,640          884,625           1,231
  Unrealized gain on forward contracts......               14,210         238,179        1,515,148           2,108
  Others....................................              111,995       1,607,876          833,141           1,159
Decrease (increase) in accounts that affect
  cash
Trade receivable (net)......................           (2,171,068)     (4,451,947)      (3,598,697)         (5,008)
  Miscellaneous receivables.................             (815,989)      1,950,959         (710,298)           (988)
  Inventory.................................              462,634       1,054,768               --              --
  Accounts receivable from related parties..            6,572,482        (214,376)          95,392             133
  Income taxes recoverable..................           (3,767,590)      3,241,094          814,148           1,133
  Prepaid expenses..........................           (2,021,280)     (1,401,177)         582,558             811
  Deferred taxes............................             (243,953)       (226,431)        (147,137)           (205)
  Other current assets......................              (15,276)     (1,638,779)         395,803             551
  Banks liabilities.........................              464,033         131,047         (912,052)         (1,269)
  Accounts and notes payable................            7,584,040        (597,420)      (3,673,472)         (5,112)
  Miscellaneous creditors...................            3,812,666      (2,798,786)            (659)             (1)
  Accrued liabilities and withholdings......             (411,097)     (1,630,785)         261,506             364
  Notes and accounts payable to related
    parties.................................           (4,987,201)     (1,528,285)         870,122           1,211
  Deferred revenues.........................               52,855       (236,637)          469,294             653
  Other current liabilities.................             (124,684)         (1,267)              --              --
  Minority interest.........................             (185,863)         (3,092)            (426)             (1)
                                                     ------------     -----------      -----------         -------
Cash flows from financing activities........            8,313,519      (2,933,900)      (1,231,957)         (1,715)
                                                     ------------     -----------      -----------         -------
  Loan proceeds.............................                   --      18,296,422       17,740,617          24,687
  Increase in capital.......................          151,385,867              --               --              --



               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


                                                                         Years ending December 31,
                                                       -----------------------------------------------------------
                                                          2000            2001            2002             2002
                                                       ----------     -----------      -----------      -----------
                                                          ThCh$           ThCh$           ThCh$            ThUS$

  Payment of other loans from related
    companies...............................                                               (28,964)            (40)
Total cash flows from financing activities..          151,385,867      18,296,422       17,711,653          24,647

CASH FLOWS FROM INVESTING ACTIVITIES
  Sale of property, plan and equipment......                   --          63,272               --              --
  Purchase of property, plant and equipment.         (100,628,644)    (12,430,491)      (3,561,781)         (4,956)
  Purchase of software and licenses.........             (176,749)       (859,246)        (362,789)           (505)
  Additions to residential Cable TV
    installations...........................           (8,785,187)     (3,824,686)      (4,379,496)         (6,095)
  Investments in others companies...........             (387,321)             --               --              --
  Investments in related companies..........          (55,605,910)             --               --              --
  Dividends paid............................            (345,390)              --               --              --
                                                     ------------     -----------      -----------         -------
Total cash flows from investing activities..         (165,929,201)    (17,051,151)      (8,304,066)        (11,556)
                                                     ------------     -----------      -----------         -------

Total net cash flow of the period...........           (6,229,815)     (1,688,691)       8,175,630          11,376
Effect of price-level restatement on cash
  and cash equivalents......................             (630,349)        (77,428)        (430,439)           (599)
                                                     ------------     -----------      -----------         -------

Change in cash and cash equivalents during
  the period................................           (6,860,164)     (1,766,119)       7,745,191          10,777

Cash and cash equivalents at the beginning
  of the period.............................           13,442,953       6,582,789        4,816,670           6,703
                                                     ------------     -----------      -----------         -------

Cash and cash equivalents at the end of the
  period....................................            6,582,789       4,816,670       12,561,861          17,480
                                                     ------------     -----------      -----------         -------



                The accompanying notes are an integral part of
                    these consolidated financial statements

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 1.       Incorporation:

Cordillera Comunicaciones Ltda. (the "Company") was incorporated on December 31, 1994. On that date, the founders of the Company contributed 100% of the shares of cable television systems serving the communities of Santiago, Temuco, Vina del Mar, Valdivia, Puerto Montt, Puerto Varas and Los Angeles, Chile. This contribution resulted in dissolution of the underlying companies, with the Company assuming all of the assets and liabilities of the predecessor companies. Included in the assets of the predecessor companies are cash, property, plant and equipment and certain organizational costs contributed by the founders to the various companies prior to their dissolution. The acquisitions were recorded under the purchase method of accounting.


Note 2.       Summary of Accounting Policies:

(a) General:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the SVS (collectively "Chilean GAAP"). Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Chile do not conform with generally accepted accounting principles in the United States ("U.S. GAAP"). A reconciliation of Chilean GAAP to U.S. GAAP is provided in Note 28. Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

The accompanying financial statements reflect the consolidated operations of Cordillera Comunicaciones Ltda and subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares.

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 2.       Summary of Accounting Policies, continued:

(a) General, continued:

The consolidated financial statements includes the following:

                                                                    2000              2001              2002
                                                                    ----              ----              ----
                                                                      %                 %                %
Pacific Television Limitada...............................          99.5              99.5              99.5
Metropolis Intercom S.A. (1)..............................          99.9              99.9              99.9

(b)      Periods covered

These financial statements reflect the Company's financial the results of its operating and its cash flows for the years ended December 31, 2000, 2001 and 2002.

(c) Price-level-restatement:

The Company has price-level-restated shareholders' equity and non - monetary assets and liabilities at December 31, 2000, 2001, and 2002 in order to reflect the effects of the changes in the purchasing power of the Chilean peso. For this purpose, the change in the Chilean consumer price index is the main indicator considered, which was 3.0% in 2002 (3.1% in 2001 and 4.7% in 2000).

(d) Assets and liabilities denominated in foreign currency:

Balances in foreign currencies have been translated into Chilean Pesos at the Observe.

Exchange Rate as reported by the Central Bank of Chile as follows:

                                                                                    As of December 31,
                                                                       ------------------------------------------
                                                         Symbol           2000             2001             2002
                                                                       ---------        ---------       ---------
                                                                           Ch$              Ch$             Ch$
U.S. Dollar.....................................          US$             573.65           654.79          718.61
Unidad de Fomento...............................          UF           15,769.92        16,262.66       16,744.12


Transactions in foreign currencies are recorded at the exchange rate prevailing when the transactions occur. Foreign currency balances are translated at the exchange rate prevailing at the month end. The resulting translation gains and losses related to these balances are included in price-level restatement in the income statement for the period to which they relate.

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 2.       Summary of Accounting Policies, continued:

(e) Convenience translation to U.S. Dollars:

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2002 closing exchange rate of Ch$718.61 per US$1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at that exchange rate or at any other rate of exchange.

(f) Time deposits:

This account corresponds to fixed term deposits in Chilean pesos and U.S. dollars, which are recorded at cost plus inflation-indexation and accrued interest at year end.

(g) Marketable securities:

This account corresponds to investments in mutual funds, which are presented at their redemption value at the end of each accounting period.

(h) Trade receivables:

Trade receivables include sales of advertising and rendering of monthly cable television service. This balance is stated net of an allowance for uncollectable receivables. The allowance was computed by considering 100% of the subscribers who are connected to the Company's network and are over three months past due, and specifically identified debtors who have been disconnected from the Company's network or are in the process of being disconnected.

(i) Prepaid expenses:

Program costs, principally movies, series and documentaries, are capitalized and charged to cost when broadcasted or amortized over the term of the contract, whichever is greater.

(j) Property, plant and equipment:

Property, plant and equipment are stated at their acquisition value and are price-level restated. Depreciation is computed using the straight-line method over the remaining useful lives of the assets.

As described in Note 3, the Company changed the method of depreciation for the External network from straight-line depreciation to depreciation determined on a progressive method based on the estimated growth of the number of subscribers, weighted by its price.

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 2.       Summary of Accounting Policies, continued:

(k) Leased assets:

The Company has entered into financing lease agreements for property, plant and equipment which include options to purchase at the end of the term of the agreement. These assets are not legally owned by the Company and cannot be freely disposed of until the purchase option is exercised. These assets are shown at the present value of the contract, determined by discounting the value of the installments and the purchase option at the interest rate established in the respective agreement.

(l) Software:

The cost of the computer applications purchased from external vendors needed for managing the Company's business is amortized using the straight-line method over an estimated useful life of four years. For the year ended December 31, 2002 amortization charged to income totaled ThCh$310,411 (ThCh$325,578 in 2001 and ThCh$124,059 in 2000).

(m) Investment in other companies:

The investment in other companies is recorded at the lower of cost adjusted by price-level restatement or market value.

(n) Goodwill:

Goodwill has resulted from comparing the price paid for cable television operations with the net assets acquired. Goodwill is being amortized on a straight-line method over 20 years.

(o) Other assets

This item is composed mainly of deferred costs of Cable TV residence installations or drops, which are amortized over their remaining estimated useful life. The amount amortized in 2002 equaled ThCh$ 2,737,153
(ThCh$1,922,432 in 2001 and ThCh$1,331,826 in 2000).

(p) Accrued vacation expense

In accordance with Technical Bulletin No.47 issued by the Chilean Association of Accountants, employee vacation expenses are recorded on an accrued basis.

(q)      Deferred revenues

Revenues from sale of services are deferred until the service is performed.

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 2.       Summary of Accounting Policies, continued:

(r) Current and deferred income taxes

Deferred income taxes are recorded based on timing differences between accounting and taxable income. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates to be in effect at the time of reversal.


(s)       Financial derivatives

The Company maintains forward contracts in order to hedge the future payments related to liabilities denominated in U.S. dollars. The Company also enters into forward contracts to hedge cash flows in U.S. dollars of anticipated transactions, primarily programming contracts. Gains and losses are recorded at the closing spot exchange rate on the forward contracts, and the gains or losses related to anticipated transactions are deferred and recorded net in other current assets, until the sale date of the contracts. Additionally, the initial discount or premium is recorded in other current assets and is amortized over the life of the contract.

(t) Cash and cash equivalents:

Cash and cash equivalents are comprised of cash, time deposits and marketable securities with a remaining maturity of 90 days or less as of each year-end.

Note 3.       Accounting Changes:

During 2001, the Company modified the criteria for depreciating its external network with respect to 2000. Previously, the Company used a straight-line method based on the estimated useful life of the network, however during the year the Company changed its methodology to a progressive method based on the estimated growth of the number of subscribers over the estimated useful life of the network weighted by its price. The above meant recording a lesser charge to income for depreciation in the amount of ThCh$1,872,680 during 2001.

As of January 1, 2001, the amortization rates of the Cable TV residence installations were changed to be consistent with the estimated useful life of five years used for installations originally installed by the Company, effective from the purchase date of July 2000. The above meant a lesser charge to income of ThCh$1,168,259.

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 4.       Price - Level Restatement, Net:

The detail of price - level restatement credited (charged) to income is as follows:

                                                                     2000              2001               2002
                                                                    ThCh$              ThCh$             ThCh$
                                                                  ---------           --------          --------
Price-level restatement of:
Shareholders' equity....................................         (2,793,477)        (5,307,586)       (4,719,324)
Minority interest.......................................         (1,415,901)                --                --
Non-monetary liabilities................................           (477,398)          (329,049)       (1,010,040)
Non-monetary assets.....................................          6,264,143          6,223,791         5,979,606
Currency exchange difference:
  Non-monetary liabilities..............................           (397,996)        (2,526,028)       (2,482,184)
  Non-monetary assets...................................            344,970          1,350,700         1,540,471
Price-level restatement of income amounts...............            (72,738)           (39,180)            33,802
                                                                  ---------           --------          --------
Price-level restatement, net............................          1,451,603           (627,352)         (657,669)
                                                                 ==========         ==========        ==========


Note 5.       Time Deposits:

Time deposits as of December 31, 2001 and 2002 are as follows:

                                                                                       2001             2002
Financial Institution                                           Currency               ThCh$            ThCh$
                                                                --------             ---------        ----------
Corpbanca...............................................          Ch$                1,208,865                --
BHIF....................................................          Ch$                  872,832                --
Santander...............................................          Ch$                       --         3,215,642
Banco Estado............................................          Ch$                1,238,948         2,402,741
Credito e Inversiones...................................          Ch$                       --           851,040
Chase Manhattan Bank, New York..........................          US$                  674,528         4,887,769
                                                                                     ---------        ----------
Total...................................................                             3,995,173        11,357,192
                                                                                     ---------        ----------

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 6.       Marketable securities:

Details of marketable securities are as follows:

                                                             Type of
               Financial lnstitution                        investment                 2001              2002
                                                                                    ---------         ---------
                                                                                       ThCh$            ThCh$

F.M. Security Check ..............................          Mutual fund               608,110           804,386
                                                                                    ---------         ---------
Total.............................................                                    608,110           804,386
                                                                                    =========         =========

Note 7.       Trade Receivables, net:

Trade receivables, net as of December 31, 2001 and 2002 are as follows:

                                                                                 2001                2002
                                                                                 ThCh$               ThCh$
                                                                             ------------        ------------
Cable Services.........................................................         3,892,442           5,840,893
Invoiced advertising receivable........................................         1,423,533           2,865,387
Allowance for doubtful accounts-cable services monthly services........        (2,247,609)         (4,887,836)
Allowance for doubtful accounts on advertisement.......................          (119,513)           (115,829)
                                                                             ------------        ------------
Total..................................................................         2,948,853           3,702,615
                                                                             ============        ============


Provisions for doubtful accounts amounted to ThCh$3,007,655 for the years ended December 31, 2002 (ThCh$3,633,872 in 2001 and ThCh$2,592,700 in 2000).

In addition, in 2002 ThCh$2,318,221 of accounts were written-off against the allowance without affecting income (ThCh$2,571,577 in 2001 and ThCh$2,375,202 in 2000).

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 8.       Miscellaneous receivables:

Miscellaneous debtors as of December 31, 2001 and 2002 are as follows:

                                                                                  2001               2002
                                                                                  ThCh$               ThCh$
                                                                              ----------        ------------
Materials receivables..................................................          256,068             208,248
Suppliers advances.....................................................          234,592              46,322
Employee advances......................................................           24,577              14,331
Receivable from Cia. de Telecomunicaciones de Chile S.A................          215,646             379,315
Receivables from advertising rights....................................               --             898,476
Receivables from Comunicaciones Intercom S.A...........................               --              33,826
Other receivables......................................................          176,075              10,065
                                                                              ----------        ------------
Total..................................................................          906,958           1,590,583
                                                                              ==========        ============


Note 9.       Prepaid Expenses:

Prepaid expenses as of December 31, 2001 and 2002 are follows:

                                                                                   2001               2002
                                                                                  ThCh$               ThCh$
                                                                               ----------         ---------
Programming rights.....................................................           732,316            17,458
Advertising rights.....................................................           159,944           125,375
Prepaid transmission post usage rights.................................           846,573             1,411
Prepaid rent...........................................................           348,066           203,330
Prepaid insurance......................................................            15,265           173,947
Other..................................................................           217,666           328,013
                                                                               ----------         ---------
Total..................................................................         2,319,830           849,534
                                                                               ==========         =========

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 10.      Other Current Assets:

The Company has entered into forward foreign currency contracts with notional amounts of US$65,000,000 and US$48,000,000 as of December 31, 2001 and 2002,
respectively. As of December 31, 2001 and 2002, the net asset balance of ThCh$1,652,128 and ThCh$1,276,244 is presented in Other Current Assets.

a) As of December 31, 2002, the Company held forward contracts as detailed below:

             Financial                       Notional                   Maturity                    2002
            Institution                       Amount                      Date                     ThCh$
            -----------                      ---------                ----------                  ---------
                                                US$
SECURITY...........................          5,000,000                02/06/2003                    171,169
SECURITY...........................            200,000                11/07/2003                         --
SECURITY...........................            400,000                11/12/2003                         --
SECURITY...........................            500,000                12/15/2003                         --
SECURITY...........................            500,000                12/17/2003                         --
SANTANDER..........................          1,000,000                01/07/2003                     30,222
SANTANDER..........................          1,500,000                01/10/2003                         --
SANTANDER..........................            500,000                01/15/2003                         --
SANTANDER..........................          2,500,000                02/12/2003                         --
SANTANDER..........................            500,000                01/15/2003                         --
SANTANDER..........................          2,500,000                03/06/2003                     88,857
SANTANDER..........................          1,500,000                05/15/2003                     90,591
SANTANDER..........................          1,000,000                09/08/2003                         --
SANTANDER..........................          1,000,000                08/06/2003                         --
SANTANDER..........................            500,000                10/10/2003                         --
CORPBANCA..........................            200,000                11/07/2003                         --
CORPBANCA..........................            200,000                11/07/2003                         --
CORPBANCA..........................          1,500,000                12/17/2003                         --
BBV-BHIF...........................          1,000,000                04/08/2003                     34,188
BBV-BHIF...........................          6,000,000                05/06/2003                    208,839
BANKBOSTON.........................          5,000,000                03/05/2003                    156,506
BANKBOSTON.........................          4,000,000                04/08/2003                    132,986
BCI................................          2,000,000                04/10/2003                    111,322
BCI................................          2,500,000                04/08/2003                    112,474
BCI................................            750,000                07/11/2003                         --
BCI................................            250,000                07/11/2003                         --
BCI................................            500,000                10/10/2003                         --
BCI................................            500,000                11/07/2003                         --
BCI................................            500,000                12/07/2003                         --
Santiago...........................          4,000,000                01/06/2003                    139,090
                                          ------------                                         ------------
Total..............................         48,000,000                                            1,276,244
                                          ------------                                         ------------

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 10. Other Current Assets, continued:

b) As of December 31, 2001, the Company held forward contracts as detailed below:

             Financial                       Notional                  Maturity                     2002
            Institution                       Amount                     Date                      ThCh$
            -----------                      ---------                ----------                  ---------
                                                US$
SECURITY..........................           26,000,000                  1/8/2002                 1,614,892
BCI...............................            2,500,000                  3/3/2002                        --
SANTANDER.........................            1,000,000                 1/15/2002                        --
SANTANDER.........................            2,500,000                 2/15/2002                        --
SANTANDER.........................            1,500,000                 1/15/2002                        --
SANTANDER.........................            2,500,000                  4/9/2002                        --
CORPBANCA.........................            1,500,000                 4/22/2002                    58,070
CORPBANCA.........................            2,500,000                 5/10/2002                   105,055
SANTANDER.........................            2,500,000                 6/11/2002                        --
SANTANDER.........................            2,500,000                 7/16/2002                        --
BBV-BHIF..........................            2,500,000                 5/14/2002                        --
BBV-BHIF..........................            2,500,000                 5/14/2002                   (34,552)
BANKBOSTON........................            2,500,000                 8/13/2002                        --
BANKBOSTON........................            1,500,000                  9/3/2002                   (68,529)
BANKBOSTON........................            2,500,000                 9/11/2002                        --
BANKBOSTON........................            2,500,000                10/15/2002                        --
BCI...............................            1,000,000                12/16/2002                   (22,808)
SANTANDER.........................            2,500,000                11/13/2002                        --
BHIF..............................            2,000,000                12/17/2002                        --
BCI...............................              500,000                12/17/2002                        --
                                           ------------                                        ------------
Total.............................           65,000,000                                           1,652,128
                                           ------------                                        ------------

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 11. Balances and Transactions with Related Companies:

a) Balances with related companies as at December 31, 2001 and 2002 are as follows:


                                                                                        2001            2002
                                                                    Relationship        ThCh$           ThCh$
                                                                    ------------      ----------      ----------
Short term accounts receivable:
Red Televisiva Megavision S.A..................................       Indirect           213,849          50,386
Ediciones Financieras S.A......................................       Indirect                --           1,754
Crown Media....................................................       Indirect                --          87,125
S.A. Vina Santa Rita...........................................       Indirect            37,302           5,231
Bresnan Communications de Chile S.A............................       Indirect           191,413         185,838
                                                                                      ----------      ----------
Total Short-term accounts receivable                                                     442,564         330,334
                                                                                      ==========      ==========

Short term accounts payable:
Bresnan Communications Company Limited partnership.............       Indirect           191,756         204,317
S.A. Vina Santa Rita...........................................       Indirect            74,558          50,420
Red Televisiva Megavision S.A..................................       Indirect                --         135,411
Pramer.........................................................       Indirect           139,245         105,581
Crown Media....................................................       Indirect           145,003         140,129
Ediciones Financieras S.A......................................       Indirect            11,230          21,427
Servicios y Consultorias Hendaya S.A...........................       Indirect            15,794          12,882
                                                                                      ----------      ----------
Total..........................................................                          577,586         670,167
                                                                                      ==========      ==========

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 11.      Balances and Transactions with Related Companies, continued:

b) Transaction with related companies during years ended December 31, 2000, 2001 and 2001 are as follows:

                                                                                          2000
                                                                                          ThCh$
                                                                                ---------------------------
                                                                                              Effect on
                                                                                                Income
                                                           Transaction                        (Charge)/
               Company                 Relationship        description           Amount         credit
------------------------------------   ------------   ---------------------    ----------      ----------
S.A. Vina Santa Rita................  Indirect        Advertising                  36,350          30,805
Red Televisiva Megavision S.A.......  Indirect        Advertising                 204,290        (173,477)
Ediciones Financieras S.A...........  Indirect        Advertising                      --              --
Serv. y Consultorias Hendaya S.A....  Indirect        Invoicing of services         3,823          (3,823)
Pramer..............................  Indirect        Programming                 169,590        (169,590)
Crown Media.........................  Indirect        Programming                 274,282        (274,282)
Claroy y Cia........................  Indirect        Legal Fees                1,799,831      (1,799,831)


                                                 2001                                 2002
                                                 ThCh$                               ThCh$
                                        ---------------------------        ---------------------------
                                                           Effect on                         Effect on
                                                            Income                            Income
                                                           (Charge)/                         (Charge)/
               Company                       Amount         credit            Amount          credit
------------------------------------         -------       --------          --------        --------
S.A. Vina Santa Rita................         138,620        126,194            15,308          15,308
Red Televisiva Megavision S.A.......           7,014             --           319,566         319,566
Ediciones Financieras S.A...........         106,205         56,461            40,907          48,011
Serv. y Consultorias Hendaya S.A....           4,944         (4,944)           19,000          (2,000)
Pramer..............................         311,275       (311,275)          240,926        (240,906)
Crown Media.........................         309,433       (309,433)          207,695        (307,695)
Claroy y Cia........................              --             --                --              --

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 12.      Property, Plant and Equipment:

        Property, Plant and Equipment as of December 31, 2001 and 2002 are as follows:


                                                                                  2001               2002
                                                                                 ThCh$               ThCh$
                                                                               -----------        -----------
Land...................................................................            482,994            482,994
                                                                               -----------        -----------
Buildings and other infrastructure
Buildings..............................................................            124,928            124,928
External Network.......................................................        105,782,584        107,931,361
Equipment installations................................................          1,971,553          1,278,021
                                                                               -----------        -----------
Other installations....................................................                 --                 --
                                                                               -----------        -----------
Total..................................................................        107,879,065        109,334,310
                                                                               -----------        -----------

Machinery and Equipment................................................          8,492,038          9,840,812
                                                                               -----------        -----------

Furniture and Equipment................................................          3,537,159          3,724,807
                                                                               -----------        -----------

Other property, plant and equipment
Vehicles...............................................................            964,904            858,055
Tools and instruments..................................................            852,589            120,630
Other installations....................................................                 --                 --
Property, plant and equipment in transit...............................             68,957              4,277
Installations in rented offices........................................            638,985            738,062
Cable TV materials.....................................................          3,211,841          2,527,782
Construction in progress...............................................            634,809            946,248
Leased Assets..........................................................            329,857            329,857
Premium decoders.......................................................          7,843,478          8,532,367
                                                                               -----------        -----------

Total..................................................................         14,545,420         14,057,278
                                                                               ===========        ===========


Depreciation:

Depreciation charged to income during the years ended December 31, 2000, 2001 and 2002 amounted to ThCh$4,889,535, ThCh$7,186,672 and ThCh$8,466,418,
respectively.

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 13.      Other Assets:

Other assets as of December 31, 2001 and 2002 are as follows:

                                                                                  2001                2002
                                                                                  ThCh$              ThCh$
                                                                               ----------          ----------
Long-term broadcast rights............................................          1,375,442               1,470
Rental warranties.....................................................             80,196              83,159
Cable TV house installations, net.....................................          9,348,410          10,294,616
Other.................................................................            733,315           1,531,679
                                                                               ----------          ----------
Total.................................................................         11,537,363          11,910,924
                                                                               ----------          ----------

Note 14.      Investment in other companies:

The composition of this item as of December 31, 2001 and 2002 is the following:

                                                                                 2001                2002
                                                                                 ThCh$               ThCh$
                                                                                -------             -------
Bazuca.Com Chile S.A..................................................          174,016             185,413
Internet Holding S.A..................................................          273,905             273,900
Valuation allowance...................................................               --            (202,034)
                                                                                -------             -------
Total.................................................................          447,921             257,279
                                                                                -------             -------


Note 15.      Goodwill, net:

Goodwill, net of accumulated amortization as of December 31, 2000, 2001 and 2002 are as follows:

                                                          2000                 2001                2002
                                                          ThCh$               ThCh$                ThCh$
                                                        -----------         -----------          -----------
Metropolis Intercom.............................         95,891,254          95,891,254           95,891,254
Other...........................................          5,001,996           5,001,996            5,002,057
Accumulated amortization........................        (28,226,397)        (32,372,474)         (36,520,395)
                                                        -----------         -----------          -----------
     Goodwill, net..............................         72,666,853          68,520,776           64,372,916
                                                       ============         ===========          ===========

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 16. Banks and Financial Institutions Liabilities:

Banks and financial institutions liabilities as of December 31, 2001 and 2002 are as follows:


                                         U.S. Dollars                    UF                        TOTAL
                                   ------------------------   -------------------------   -------------------------
                                      2001         2002          2001          2002          2001          2002
                                   -----------  -----------   -----------   -----------   -----------   -----------
                                     ThCh$         ThCh$         ThCh$         ThCh$         ThCh$        ThCh$
Short-term
Banco Credito e Inversiones....        101,806       16,604       790,994                     892,800        16,604
                                   -----------  -----------   -----------   -----------   -----------   -----------
   Total.......................        101,806       16,604       790,994            --       892,800        16,604
                                   ===========  ===========   ===========   ===========   ===========   ===========
Capital Owed...................        101,806           --       784,711                     886,517
                                   -----------  -----------   -----------                 -----------
Current portion of
Long-term
Banco Estado...................             --           --            --         7,464             _         7,464
Credito e Inversiones..........                                                   7,846            --         7,846
Corbanca.......................                                    16,309        11,696        16,309        11,696
Banco Santiago.................             --           --        27,133        15,159        27,133        15,159
                                   -----------  -----------   -----------   -----------   -----------   -----------
   Total.......................             --           --        43,442        42,165        43,442        42,165
                                   ===========  ===========   ===========   ===========   ===========   ===========
Long-term
Banco Santander-Santiago ......             --           --     7,279,065    14,731,700     7,279,065    14,731,700
Banco Credito e Inversiones....             --           --     3,474,499     7,030,935     3,474,499     7,030,935
Corpbanca......................             --           --     3,641,768     7,369,933     3,641,768     7,369,933
Banco Estado...................             --           --     3,641,752     7,369,916     3,641,752     7,369,916
                                   -----------  -----------   -----------   -----------   -----------   -----------
   Total.......................             --           --    18,037,084    36,502,484    18,037,084    36,502,484
                                   ===========  ===========   ===========   ===========   ===========   ===========


Scheduled maturities of the long-term bank obligations as of December 31, 2002 are as follows:

         Year Ending December 31                     ThCh$
         ------------------------------           ------------
          2003.........................                     --
          2004.........................              7,300,497
          2005.........................              7,300,496
          2006.........................              7,300,497
          Thereafter...................             14,600,994
                                                  ------------
          Total........................             36,502,484
                                                  ============

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 17. Accounts Payable:

The balance of the accounts payable as of December 31, 2001 and 2002 is the following:


                                                                                  2001               2002
                                                                                 ThCh$               ThCh$
                                                                              -----------        -----------
Suppliers.............................................................          8,335,661          5,772,158
Programming...........................................................          3,276,710          5,112,384
Fees..................................................................              8,283              1,297
TV Channels...........................................................          3,119,522            725,259
Other Accounts Payable................................................            239,113          1,498,427
                                                                              -----------        -----------
Total.................................................................         14,979,289         13,109,525
                                                                              -----------        -----------

Note 18. Notes payable:

The composition as of December 31, 2001 and 2002 is the following:

                     Creditor                            Description                2001               2002
                                                                                    ThCh$             ThCh$
-------------------------------------------------       ------------------        ----------         --------
Pan American Sports Network Int..................       Programming                1,378,449               --
Others...........................................       Miscellaneous                 18,818          205,579
Cia. de Seguros Las Americas S.A.................       Vehicle insurance              5,511               --
                                                                                  ----------         --------
Total............................................                                  1,402,778          205,579
                                                                                  ==========         ========

Note 19. Miscellaneous payables:

The composition as of December 31, 2001 and 2002 is the following:

                                                                                  2001               2002
                                                                                  ThCh$              ThCh$
                                                                                --------           --------
Cia. de Telecomunicaciones de Chile S.A................................          220,296            213,880
Comunicaciones Intercom S.A............................................           85,949             83,445
Others.................................................................           11,562             10,902
                                                                                --------           --------
Total..................................................................          317,807            308,227
                                                                                --------           --------

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 20.      Accrued liabilities and withholdings:

        The balance of Accrued liabilities and withholdings as of December 31, 2001 and 2002 is as follows:

                                                                                 2001               2002
                                                                                ThCh$               ThCh$
                                                                               ---------          ---------
Other accruals........................................................            51,393              9,551
Invoices..............................................................           104,073            100,964
Vacations and staff benefits..........................................           517,088            490,396
Fees provision........................................................             3,351              3,349
Withholdings..........................................................           353,889            869,056
                                                                               ---------          ---------
Total.................................................................         1,029,794          1,473,316
                                                                               =========          =========


Note 21. Unearned revenues:

Unearned revenues relates to advance billing on advertising contracts, which have not yet been broadcast. As of December 31, 2001 and 2002, deferred revenues were ThCh$361,474 and ThCh$820,307, respectively.

Note 22.      Long-Term Notes Payable:

The balance of the long-term notes payable as of December 31, 2001 and 2002 are as follows:

On July 3, 2001, in connection with the purchase transaction involving Cia. de Telecomunicaciones de Chile S.A. (CTC), the Company entered into a loan agreement with CTC S.A. for a total of US$20,000,000 payable over 5 years with an annual interest rate of 6%.


                                                                               As of December 31,
                          Price-level             Accrued            -------------------------------------
     Principal        restated Principal       Interest (6%)               2001                  2002
        US$                  ThCh$                 ThCh$                  ThCh$                  ThCh$
------------------    ------------------       -------------          -------------          -------------
20,000,000........          14,372,200             2,182,179             14,716,144             16,554,379
                         -------------         -------------          -------------          -------------
Total.............          14,372,200             2,182,179             14,716,144             16,554,379
                         =============         =============          =============          =============

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 23.      Shareholders' Equity:

The movements during 2000, 2001 and 2002 of Shareholders' Equity are as follows:

                                                 Paid-in        Future capital     Future capital     Price -level
                                                 Capital          reductions       contributions       restatement
                                               ------------     --------------     -------------       -----------
                                                  ThCh$              ThCh$             ThCh$              ThCh$
Balance at January 1, 2000................       49,720,328        (27,153,181)        9,527,030          9,853,168
Reclassification of prior year net income.               --                 --                --                 --
Capital contributions.....................      142,557,295                 --                --                 --
Price-level restatement...................               --                 --                --          2,630,565
Net loss for the year.....................               --                 --                --                 --)
                                               ------------       ------------      ------------       ------------
Balance at December 31, 2000..............      192,277,623        (27,153,181)        9,527,030         12,483,733
                                               ------------       ------------      ------------       ------------
Price-level restatement
for comparison purposes...................      192,277,623        (28,834,777)       10,117,039         13,256,851
                                               ------------       ------------      ------------       ------------
Balance at January 1, 2001................      192,277,623        (27,153,181)        9,527,030         12,483,733
Reclassification of prior year net loss...               --                 --                --                 --
Price-level restatement...................               --                 --                --          5,801,191
Net loss for the year.....................               --                 --                --
                                               ------------       ------------      ------------       ------------
Balance at December 31, 2001..............      192,277,623        (27,153,181)        9,527,030         18,284,924
                                               ------------       -------------     ------------       ------------
Price-level restatement
for comparison purposes...................      192,277,623        (27,967,776)        9,812,840         24,601,801
                                               ------------       ------------      ------------       ------------
Balance at January 1, 2002................      192,277,623        (27,153,181)        9,527,030         18,284,924
Reclassification of prior year net loss...               --                 --                --                 --
Price-level restatement...................               --           (814,595)          285,810          6,316,877
Net loss for the year.....................               --                 --                --
                                               ------------       ------------      ------------       ------------
Balance at December 31, 2002..............      192,277,623        (27,967,776)        9,812,840         24,601,801
                                               ============       ============      ============       ============

                                               Accumulated                   Net loss
                                                 Deficit                   for the year               Total
                                               ------------                ------------            ------------
                                                  ThCh$                       ThCh$                   ThCh$
Balance at January 1, 2000................      (13,401,068)                    124,992              28,671,269
Reclassification of prior year net income.          124,992                    (124,992)                     --
Capital contributions.....................               --                          --             142,557,295
Price-level restatement...................               --                          --               2,630,565
Net loss for the year.....................               --                  (7,633,459)             (7,633,459)
                                               ------------                ------------            ------------
Balance at December 31, 2000..............      (13,276,076)                 (7,633,459)            166,225,670
                                               ------------                ------------            ------------
Price-level restatement
for comparison purposes...................      (14,098,263)                 (8,106,199)            164,612,273
                                               ------------                ------------            ------------
Balance at January 1, 2001................      (13,276,076)                 (7,633,459)            166,225,670
Reclassification of prior year net loss...       (7,633,459)                  7,633,459                      --
Price-level restatement...................         (648,195)                         --               5,152,996
Net loss for the year.....................               --                 (14,067,861)            (14,067,861)
                                               ------------                ------------            ------------
Balance at December 31, 2001..............      (21,557,730)                (14,067,861)            157,310,805
                                               ------------                ------------            ------------
Price-level restatement
for comparison purposes...................      (22,204,462)                (14,489,897)            162,030,129
                                               ------------                ------------            ------------
Balance at January 1, 2002................      (21,557,730)                (14,067,861)            157,310,805
Reclassification of prior year net loss...      (14,067,861)                 14,067,861                      --
Price-level restatement...................       (1,068,768)                         --               4,719,324
Net loss for the year.....................               --                 (17,046,649)            (17,046,649)
                                               ------------                ------------            ------------
Balance at December 31, 2002..............      (36,694,359)                (17,046,649)            144,983,480
                                               ============                ============            ============

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 23.      Shareholders' Equity, continued:

The Company is 99.50% owned by Cordillera Holding Limitada and 0.25% owned by TCI Comunicaciones de Chile Uno Limitada (a subsidiary of Liberty Media International) and 0.25% owned by Cristal Chile Comunicaciones S.A. Cordillera Holding Limitada is 50% owned by TCI Comunicaciones de Chile Uno Limitada and 50% owned by Cristal Chile Comunicaciones S.A.

On October 2, 2000, in the General Extraordinary Shareholders meeting, the shareholders agreed to increase capital by ThCh$ 142,557,295 (historic pesos) contributed by Cordillera Comunicaciones Holding Ltda. This was completed in order to finance the purchase of the external network, equipment, premium decoders and Cable TV materials.



Note 24. Income Taxes and Deferred Taxes:

a) Income taxes recoverable

As of December 31, 2001 and 2002, the Company had the following income taxes recoverable:

                                                                                 2001             2002
                                                                                ThCh$             ThCh$
                                                                              ---------         --------
Current income taxes and Article 21....................................          (3,123)          (5,339)
Monthly income tax installments........................................          11,283           11,283
Refundable tax credit..................................................         351,772               --
Credit for training expenses...........................................          77,160           76,052
Credit value-added tax.................................................         470,961            1,956
                                                                              ---------         --------
   Total...............................................................         908,053           83,952
                                                                              =========         ========


b) Income taxes

Income tax benefits for the years ended December 31, 2000, 2001, and 2002 are as follows:

                                                           2000                 2001                2002
                                                           ThCh$               ThCh$                ThCh$
                                                        ----------          ----------           ----------
Credit for absorbed earnings....................         1,008,241             351,772             (161,804)
Amortization of complementary accounts..........          (319,925)            386,155                   --
Deferred income taxes...........................            73,447           1,392,149            2,533,352
First category tax provision....................            (3,170)             (3,123)              (5,339)
                                                        ----------          ----------           ----------
   `                                                       758,593           2,126,953            2,366,209
                                                        ==========          ==========           ==========

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 24. Income Taxes and Deferred Income Taxes, continued:

a) Deferred income taxes

       As of December 31, 2002, and 2001 according to Technical Bulletin No. 60 issued by the Chilean Accountants Association on deferred income taxes, the Company recorded deferred taxes for temporary differences as follows:

                                                        As of December 31, 2001
                                    --------------------------------------------------------------
                                                Asset                          Liabilities
                                    ----------------------------      ----------------------------
                                     Short-term       Long-term        Short-term       Long-term
                                    -----------      -----------      -----------      -----------
Allowance for doubtful accounts.        314,174               --               --               --
Good and services provision.....         10,069               --               --               --
Assets provision................         10,274               --               --               --
Unearned revenues...............        109,955               --               --               --
Vacation provision..............         82,734               --               --               --
Accumulated depreciation........          3,667               --               --               --
Forward Contract................             --               --           32,746               --
Tax loss carryforwards (1)......             --        9,303,930               --               --
Trademarks......................             --              966               --               --
Leasing.........................             --           53,488               --               --
Accumulated depreciation........             --               --               --               --
Leasing operations..............             --               --               --           55,366
Goodwill........................             --               --               --        3,453,669
Software........................             --               --               --          162,243
Rented installations............             --               --               --           76,172
Accelerated depreciation........             --               --               --          897,906
Complementary account...........             --       (6,695,969)              --       (3,017,225)
                                    -----------      -----------      -----------      -----------
Total...........................        530,873        2,662,415           32,746        1,628,131
                                    ===========      ===========      ===========      ===========

                                                        As of December 31, 2002
                                    --------------------------------------------------------------
                                                Asset                          Liabilities
                                    ----------------------------      ----------------------------
                                    Short-term       Long-term        Short-term       Long-term
                                    -----------      -----------      -----------      -----------
Allowance for doubtful accounts.        349,943              --               --               --
Good and services provision.....         38,026              --               --               --
Assets provision................             --              --               --               --
Unearned revenues...............        135,355              --               --               --
Vacation provision..............         70,123              --               --               --
Accumulated depreciation........             --              --               --               --
Forward Contract................         24,074              --               --               --
Tax loss carryforwards (1)......             --      12,164,506               --               --
Trademarks......................             --           1,613               --               --
Leasing.........................             --          50,768               --               --
Accumulated depreciation........             --           4,430               --               --
Leasing operations..............             --              --               --           54,592
Goodwill........................             --              --               --        3,213,701
Software........................             --              --               --          171,708
Rented installations............             --              --               --           60,669
Accelerated depreciation........             --              --               --        1,271,354
Complementary account...........             --      (6,695,969)              --       (2,790,109)
                                    -----------     -----------      -----------      -----------
Total...........................        617,521       5,525,348               --        1,981,915
                                    ===========     ===========      ===========      ===========


(1) In accordance with the current enacted tax law in Chile, accumulated tax losses can be carried-forward indefinitely.

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 25.      Board of Directors Compensation:

During the years ending December 31, 2000, 2001 and 2002 the Board of Directors did not receive compensation for their services.

Note 26.      Contingencies and Commitments:

The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits will significantly affect the Company or it subsidiaries' results of operations, financial position and cash flows, although no assurance can be given to such effect. Accordingly, the Company has established a provision for these lawsuits, which Management considers to be adequate.

On June 8, 2001, the Company's subsidiary, Metropolis Intercom S.A. obtained a syndicated loan with Banco Santiago, Banco del Estado de Chile, Banco Credito Inversiones and CorpBanca, for UF 2,823,800.

Metropolis Intercom S.A. guaranteed the loan with the HFC (Hybrid Coaxial fiber-optic Network) and the equipment related to the network.


Note 27.     Subsequent Events

Management is not aware of any subsequent events between December 31, 2002 and the issuance of these financial statements that would materially impact the financial statements.

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles:

Accounting principles generally accepted in Chile ("Chilean GAAP") vary in certain important aspects from those generally accepted in the United States ("U.S. GAAP"). Such differences involve certain methods for measuring the amounts included in the financial statements as well as additional disclosures required by U.S. GAAP.

The Company's financial statements do not include all disclosures (including presentation) required by U.S. GAAP, as they have been prepared solely for the purpose of inclusion in the Form 20-F filing of Cristalerias de Chile S.A.

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under U.S. GAAP are as follows:

(a)     Inflation accounting:

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three year period ended December 31, 2002 was 11.18%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2(c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, but requires that latest cost values be used for the restatement of inventories.

The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form 20-F the reconciliation included herein of consolidated net income and shareholders' equity, as determined with U.S. GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:


(b)     Deferred income taxes:

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No.60 (BT No.60) of the Chilean Association of
Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under U.S. GAAP, companies must account for deferred taxes in accordance with Statement Financial Accounting Standards (SFAS) No.109 "Accounting for
Income Taxes", which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

(i) A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.

(ii) The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

(iii) The measurement of deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

As of December 31, 2001 and 2002, a valuation allowance was recorded under U.S. GAAP to provide against tax loss carryforwards to the extent it is estimated more-likely-than-not that such net deferred tax assets will not be realized.

The effect of these differences on the net income and shareholders' equity of the Company is included in paragraph (h) below.

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(c)     Goodwill:

Under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchased price over the carrying value are recorded as goodwill, and are amortized over a period up to a maximum of 20 years.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill, unless the transaction is between entities under common control, in which case the related party transaction would be recorded using book values and no goodwill would be recorded. Prior to July 1, 2001 under U.S. GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years.

Under Chilean GAAP, the Company has evaluated the carrying amount of goodwill for impairment. The evaluation of impairment was based on the fair value of the investment which the Company determined using a discounted cash flow approach, stock valuations and recent comparable transactions in the market. In order to estimate fair value, the Company made assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed that the Company's goodwill was not impaired.

In accordance with U.S. GAAP, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets", (SFAS No. 142) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.

Previously, the Company evaluated the carrying amount of goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying business. The transitional impairment test required by the standard, which was performed during the first half of 2002 and resulted in no impairment of the company's goodwill. The following effects are included in the net income and shareholders' equity reconciliation to U.S. GAAP under paragraph (h) below:

     (a) The reversal of goodwill amortization recorded under Chilean GAAP as of and for the year ended December 31, 2002, and
     (b) Adjustment to record goodwill basis differences between Chile GAAP and U.S. GAAP as of December 31, 2001 and 2002 and for the three-year period ended December 31, 2002.

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during 2000 and 2001, which was superceded by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" beginning in 2002, the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment is

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(c)     Goodwill, continued:

recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts. For the years ended December 31, 2000, 2001, and 2002 no additional amounts were recorded for impairment under U.S. GAAP.


(d)     Deferral of installation fees:

Under Chilean GAAP, the upfront fees received for the one-time installation of cable service, have been recorded as revenue upon completion of the installation. Under U.S. GAAP, the Company follows SFAS No. 51, "Financial Reporting by Cable Television Companies" which requires these fees to be recognized to the extent of direct selling costs incurred, while the remainder is deferred and amortized over the expected customer relationship, which the Company has estimated as 5 years. The effect of recognizing upfront hookup revenues over the period of the expected customer relationship in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders' equity in paragraph (h) below. No adjustment has been included in the reconciliation to U.S. GAAP for direct selling costs, as such amounts are immaterial and the application of US GAAP would not have produced significantly different results.


(e)     Derivative instruments:

As of and for the year ended December 31, 2000, the Company had entered into foreign currency forward exchange contracts to transfer its exposure in U.S. dollars to an exposure in UF. As described in the Company's accounting policy in Note 2(s), some of these foreign currency forward exchange contracts have been accounted as hedges. For U.S. GAAP purposes, the Company has recognized these forward contract gains in results of operations, in accordance with SFAS
52. The effects of the adjustments have been included under paragraph (h) below.

For the years ended December 31, 2001 and 2002, the Company continued to have foreign currency forward exchange contracts for the purpose of transferring risk from exposure in U.S. dollars to an exposure in UF. Under Chilean GAAP, the Company deferred forward contract gains and losses when the contracts are hedges for future program payments and other cash out flows to be made in U.S. dollars. The hedging criteria and documentation requirements under Chilean GAAP are less onerous than U.S. GAAP. The Company recorded a net asset of ThCh$1,652,128 and ThCh$1,276,244 as of December 31, 2001 and 2002,
respectively. Fair values under Chilean GAAP have been estimated using the closing spot exchange rate at the period end.

Beginning January 1, 2001, under U.S. GAAP, the accounting for derivative instruments is described in (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities" and other complementary rules and amendments. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(e)     Derivative instruments, continued:

derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

As permitted, the Company applied SFAS No. 133 to only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998.

SFAS No. 133, in part, allows special hedge accounting for "fair value" and "cash flow" hedges. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a "fair value" hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. While the Company enters into derivatives for the purpose of mitigating its global financial and commodity risks, these operations do not meet the documentation requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivatives are reported in earnings when they occur.

The cumulative effect resulting from the adoption of SFAS No. 133 on January 1, 2001 was a net gain of (ThCh$25,313) which is presented net of tax of ThCh$4,467, and minority interest under the caption "Cumulative effect of change in accounting principles." The adjustment is due to the difference between recording forward contracts at spot exchange rates under Chilean GAAP and marking the forward contracts to market using forward rates in according with U.S. GAAP. The effect of the adjustment between the current market values and the fair value for the years ended December 31, 2001 and 2002 is included in paragraph (h) below.

(f)     Depreciation:

Under Chilean GAAP, the Company changed the method of depreciation of the external network from the straight-line method of depreciation to a progressive method based on the estimated increase in the number of average subscribers over the expected useful life of the network. Under U.S. GAAP, the method of depreciation used has continued to be the straight-line method. The effect of accounting for this difference in accordance with U.S. GAAP is included in the reconciliation of net income and shareholders' equity in paragraph (h) below.

(g)     Investments in marketable securities:

Under Chilean GAAP, investments in debt and equity securities are accounted for at the lower of cost or market value. Under U.S. GAAP investments in debt and equity securities are accounted for according to the purpose for which these investments are held. U.S. GAAP defines three distinct purposes for holding investments:

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(g)     Investments in marketable securities, continued:


        o    Investments held for trading purposes
        o    Investments available-for-sale
        o    Investments held to maturity

The Company considers that all of its investments are available-for-sale. The effect of recording the marketable securities at fair value is not material and is not included in the effects on shareholders' equity under paragraph (h) below.

(h)     Effect of conforming net loss and shareholders' equity to U.S. GAAP:

The adjustments required to conform reported net loss to U.S. GAAP are as follows:

                                                                     For the year ended December 31,
                                                              ---------------------------------------------------

                                                                 2000                 2001                2002
                                                                ThCh$               ThCh$                ThCh$
Net loss, in accordance with Chilean GAAP............         (8,106,199)        (14,489,897)         (17,046,649)
Deferred income taxes (paragraph b)..................            844,396          (2,281,990)          (1,777,112)
Amortization of goodwill (paragraph c)...............         (1,248,779)           (243,127)           4,124,406
Deferral of installation fees (paragraph d)..........           (311,451)            (63,203)            (435,798)
Derivative instruments (paragraph e).................                 --              33,426              148,001
Depreciation (paragraph f)...........................                 --          (1,481,279)          (1,212,032)
Effects of deferred taxes over the adjustments to
US GAAP..............................................             46,717             263,551              258,044
                                                              ----------         -----------          -----------


Net loss in accordance with US GAAP before
cumulative effect of change in accounting
principles...........................................         (8,775,316)        (18,262,519)         (15,941,140)

Effect of change in accounting principles, net of
tax benefit of ThCh$4,467............................                 --             (25,313)                  --
                                                              ----------         -----------          -----------

Net loss in accordance with US GAAP..................         (8,775,316)        (18,287,832)         (15,941,140)
                                                              ==========         ===========          ===========


The adjustments required to conform reported shareholders' equity to U.S. GAAP are as follows:

               Cordillera Comunicaciones Ltda. And Subsidiaries
                  Consolidated Balance Sheets as of December 31,
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
                   (Restated for general price-level changes
                    and expressed in thousands of constant
     Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(h) Effect of conforming net loss and shareholders' equity to U.S. GAAP, continued:

                                                                                   As of December 31,
                                                                             -------------------------------
                                                                                  2001              2002
                                                                                 ThCh$              ThCh$
Shareholders' equity, in accordance with Chilean GAAP.................        162,030,129        144,983,480
Deferred income taxes (paragraph b)...................................            (92,596)        (1,869,708)
Effect in amortization of goodwill (paragraph c)......................          7,419,406         11,543,811
Deferral of installation fees (paragraph d)...........................           (374,654)          (810,452)
Derivative instruments (paragraph e)..................................              3,645            151,646
Depreciation (paragraph f)............................................         (1,481,279)        (2,693,311)
Effects of deferred taxes over the adjustments to U.S. GAAP...........            313,332            571,377
                                                                             ------------       ------------
Shareholders' equity, in accordance with U.S. GAAP....................        167,817,983        151,876,843
                                                                             ============       ============

The following summarizes the changes in shareholders' equity under U.S. GAAP during the years ended December 31, 2000, 2001 and 2002:


                                                                 For the year ended December 31,
                                                        ----------------------------------------------------
                                                          2000                 2001                2002
                                                          ThCh$               ThCh$                ThCh$
Balance as of January 1.........................         42,132,790         186,105,815          167,817,983
Capital contributions...........................        152,748,341                  --                   --
Net loss in accordance with U.S. GAAP...........         (8,775,316)        (18,287,832)         (15,941,140)
                                                        -----------         -----------          -----------
Balance as of December 31.......................        186,105,815         167,817,983          151,876,843
                                                        ===========         ===========          ===========