Form 20-F
period 2003-12-31
GLASSWORKS OF CHILE
filed 2004-07-01
CIK 917335

STB COMMENTS
                                                                       6/24/04


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 20-F

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      or

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended: December 31, 2003

                                      or

/ / TRANSITION REPORT PURSUANT TO SECTION 13 0R 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

            For the transition period from __________ to __________
                        Commission file number 1-12752

                          Cristalerias de Chile S.A.
            (Exact name of Registrant as specified in its charter)

                           Glassworks of Chile Inc.
                (Translation of Registrant's Name into English)

                        ------------------------------
                             The Republic of Chile
                (Jurisdiction of incorporation or organization)

                            Hendaya 60, Oficina 201
                                  Las Condes
                                Santiago, Chile
                                (56-2 787-8888)
         (Address and telephone number of principal executive offices)

                        ------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the
Act:

    Title of Each Class                      Name of each exchange on which
                                                       registered
    -------------------                      ------------------------------

    American Depositary Shares, or           New York Stock Exchange
    ADSs, each representing three
    shares of common stock without
    nominal (par) value as evidenced
    by American Depositary Receipts,
    or ADRs.

Securities registered or to be registered pursuant to
Section 12(g)of the Act:                                            None

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:                               None

                        ------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock, as of the close of the period covered by the annual report:

         Common Shares without par value: 64,000,000

                        ------------------------------

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days:

                                Yes \x\   No \ \

Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17 \ \ Item 18 \x\

                          CRISTALERIAS DE CHILE S.A.

                   TABLE OF CONTENTS TO REPORT ON FORM 20-F


                                                                                                             Page
                                                                                                             Number

                                    PART I
ITEM 1:         Identity Of Directors, Senior Management And Advisers.............................................5
ITEM 2:         Offer Statistics And Expected Timetable...........................................................5
ITEM 3:         Key Information...................................................................................5
ITEM 4:         Information On The Company........................................................................14
ITEM 5:         Operating And Financial Review And Prospects......................................................43
ITEM 6:         Directors, Senior Management And Employees........................................................59
ITEM 7:         Major Shareholders And Related Party Transactions.................................................66
ITEM 8:         Financial Information.............................................................................68
ITEM 9:         The Offer And Listing.............................................................................70
ITEM 10:        Additional Information............................................................................73
ITEM 11:        Quantitative And Qualitative Disclosures About Market Risk........................................89
ITEM 12:        Description Of Securities Other Than Equity Securities............................................97

                                    PART II

ITEM 13:        Defaults, Dividend Arrearages And Delinquencies...................................................97
ITEM 14:        Material Modifications To The Rights Of Security Holders And Use Of Proceeds......................97
ITEM 15:        Controls and Procedures...........................................................................97
ITEM 16:        Reserved..........................................................................................98
ITEM 16A.       Audit Committee Financial Expert..................................................................98
ITEM 16B.       Conduct Ruling....................................................................................98
ITEM 16C.       Principal Accountant Fees And Services............................................................98
ITEM 16D.       Exemptions From The Listing Standards For Audit Committees........................................99
ITEM 16E.       Purchases Of Equity Securities By The Issuer And Affiliated Purchasers............................99

                                   PART III

ITEM 17:        Financial Statements..............................................................................100
ITEM 18:        Financial Statements..............................................................................100
ITEM 19:        Exhibits..........................................................................................101
INDEX TO EXHIBITS.................................................................................................102
SIGNATURE.........................................................................................................102
CERTIFICATION.....................................................................................................103
CERTIFICATION.....................................................................................................105
CERTIFICATION.....................................................................................................107
CERTIFICATION.....................................................................................................108
LIST OF SUBSIDIARIES..............................................................................................109
CONDUCT RULING....................................................................................................110


                                        i


                                 INTRODUCTION

          Cristalerias de Chile S.A. is a public corporation (sociedad anonima abierta) organized under the laws of the Republic of Chile. Unless the context requires otherwise, references herein to "Cristalerias" are to Cristalerias de Chile S.A. and references herein to the "Company" are to Cristalerias together with its consolidated subsidiaries and the companies in which Cristalerias holds significant non-consolidated equity interests. In addition, unless the context requires otherwise:

o "Vina Santa Rita" or "Santa Rita" refers to Sociedad Anonima Vina Santa Rita, a consolidated subsidiary 54.1% owned by Cristalerias, together with Santa Rita's consolidated subsidiaries as of December 31, 2003.

o    "CIECSA" refers to Comunicacion, Informacion, Entretencion y
     Cultura S.A., a subsidiary 99.9% owned by Cristalerias. CIECSA in turn consolidates with "Megavision" or "Mega", which refers to Red Televisiva Megavision S.A., a consolidated subsidiary, 99.9% owned by CIECSA, together with Megavision's consolidated subsidiaries.

o Cristalchile Comunicaciones S.A., is a consolidated subsidiary, 99.9% owned by Cristalerias. This company in turn holds a non-consolidated equity investment of 50% in Metropolis Intercom S.A.

o Cristalchile Inversiones S.A., is a consolidated subsidiary, 99.9% owned by Cristalerias. This company in turn holds a non-consolidated equity investment of 40% in Rayen Cura S.A.I.C. (Argentina).

o Envases CMF S.A., is a non-consolidated equity method investment in which Cristalerias holds directly a 50% ownership.

          We completed our initial public offering of common shares in Chile in June, 1904. We listed our common shares on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange under the symbol "Cristales". We also listed our common shares on the New York Stock Exchange under the symbol "CGW" and completed an initial public offering of ADSs in the United States in January 1994.

          The following chart illustrates the structure of our group of companies as of December 31, 2003:


                               GRAPHICS OMITTED


                           REQUESTS FOR INFORMATION

          Written requests for copies of this Annual Report should be directed to Cristalerias de Chile S.A., Hendaya 60 oficina 201, Las Condes, Santiago, Chile, Attention: Investor Relations. Telephone inquiries may be directed to (56-2 787-8855). Facsimile requests may be sent to (56-2 787-8800). Email requests may be directed to ir@cristalchile.cl. Additional information, including this Annual Report, may be found on the Company's website at www.cristalchile.com. The contents of the Company's website are not incorporated into this Annual Report.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This annual report contains, or incorporates by reference, forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3. "Key Information - Risk Factors," Item 4. "Information on Our Company" and Item 5. "Operating And Financial Review and Prospects". These forward-looking statements relate to, among other things:

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

o   our expectations for capital expenditures for plant improvements,

o our expectations for investing in technological research and development,

o   demand for wine, beer and non-alcoholic beverages,

o   the performance of the Chilean economy,

o other expectations, intentions and plans contained in this annual report that are not historical fact

          When used in this annual report, the words "expects," "anticipates," "intends," "plans," "may," "believes," "seeks," "estimates" and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, change in technology and changes in the marketplace. In light of the many risks and uncertainties surrounding our marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized nor that they will be accurate.

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

          Pursuant to Chilean GAAP, our consolidated financial statements, and all of our other financial information, have been presented in pesos with constant purchasing power, as of December 31, 2003. Unless otherwise indicated, amounts stated in U.S. dollars have been translated from Chilean pesos, at an assumed rate, solely for the sake of convenience, and should not be construed as Chilean peso amounts actually representing such U.S. dollar amounts. The stated Chilean peso amounts can be converted into U.S. dollars at the exchange rate indicated. Unless otherwise stated, such U.S. dollar amounts have been translated from Chilean peso amounts, at a Chilean peso to U.S. dollar exchange rate of Ch$593.80 to US$1.00, which is the Observed Exchange Rate, as defined below in "Exchange Rates," reported by the Banco Central de Chile (the "Central Bank") on December 31, 2003.

                                    PART I


ITEM 1:  Identity of Directors, Senior Management and Advisers

Not Applicable

ITEM 2:  Offer Statistics and Expected Timetable

Not Applicable

ITEM 3:  Key Information

Selected Financial Information

          The following tables present our selected financial information for each of the periods indicated. The selected financial information set forth below is presented in constant Chilean pesos, as of December 31, 2003. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto, included elsewhere in this Form 20-F. Our consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Please, see Note 37 of the Notes for the Financial Statements, which provides descriptions of the principal differences between Chilean GAAP and U.S. GAAP.

          The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2003, which affect the comparability presented below. Beginning January 1, 2000, the Company adopted new accounting policies concerning the accounting for deferred taxes in accordance with Chilean GAAP. Beginning January 1, 2001 and 2002, the Company adopted new accounting policies concerning the accounting for derivatives and goodwill and intangibles, in accordance with U.S. GAAP.

          The table below describes Chilean GAAP and U.S. GAAP income statement data, for the years ending on December 31, 1999, 2000, 2001, 2002 and 2003:


                                                              AT AND FOR YEAR ENDED DECEMBER 31,
                                                    Millions of constant pesos and millions of US$ (1) (2)
                                           --------------------------------------------------------------------------

                                             1999        2000          2001        2002        2003(8)     2003(1)(8)
                                           -------     -------       -------     -------      --------     ----------

Income Statement Data:
Chilean GAAP:                                 Ch$          Ch$          Ch$          Ch$          Ch$          US$
  Net Sales                                133,751     150,804       147,649     162,668      169,941       286.2
  Operating income                          24,357      32,096        33,899      42,026       37,642        63.4
  Non-operating income (loss)                2,207      (7,235)       (8,786)    (13,132)     (28,027)       (47.2)
  Equity in net income of related
   companies                                 1,047      (2,912)       (7,693)     (8,991)      (4,539)        (7.6)
  Interest income (expense), net               552      (2,208)       (4,257)     (4,329)      (4,236)        (7.1)
  Other non-operating income
   (expense), net                             (843)       (971)        4,123      (2,838)      (1,385)        (2.3)
  Price-level restatement, net               1,450      (1,144)         (961)      3,027      (17,868)       (30.1)
  Income tax and minority interest          (4,364)     (6,582)       (8,482)    (11,057)      (3,189)        (5.4)
  Net income                                22,200      18,279        18,487      17,838        6,427        10.8
  Net income per share (3) (in Ch$)         346.85      285.60        288.86      278.71       100.41        0.17
  Net income per ADS (3)(4)               1,040.54      856.79        866.58      836.12       301.24        0.51
  Cash dividends per share (3)(5)           138.24      142.19        143.66      138.72        70.20        0.12
  Cash dividends per ADS (3)(4)(5)          414.72      426.56        430.99      416.17       210.60        0.35

U.S. GAAP:                                   Ch$          Ch$          Ch$          Ch$          Ch$          US$
  Net Sales                                133,751     150,804       147,649     162,668      169,941      286.19
  Operating income                          24,712      32,689        38,846      39,786       40,138        67.6
  Non-operating income (loss)                3,349      (6,288)      (15,353)    (10,092)     (31,289)      (52.69)
  Equity in net income (loss) of
   related companies                         1,648      (3,110)       (9,505)     (8,796)      (4,518)       (7.61)
  Interest income (expense), net              396       (2,081)       (3,075)     (3,963)      (4,236)       (7.13)
  Other non-operating income
   (expense), net                             (300)         46        (1,813)       (359)      (4,667)       (7.86)
  Price-level restatement                   (1,130)     (2,212)       (2,361)     (1,971)        (803)       (1.35)
   Exchange differences                      2,735       1,068         1,401       4,997      (17,065)      (28.74)
  Income tax and minority interest          (4,516)     (6,899)       (8,291)    (11,815)      (3,578)       (6.03)
  Income from continuing operations         23,545      19,501        15,202      17,889        5,271        8.88
  Income from continuing operations
   per share                                367.89      304.71        237.54      279.36        82.36      US$0.14
  Income from continuing operations
   per ADS                                1,103.68      914.12        712.61      838.09       247.08      US$0.42
  Net income                                23,545      19,501        15,202      17,879       (5,271)       8.88
  Net income per share (3) (4)              367.89      304.71        237.54      279.36        82.36      US$0.14
  Net income per ADS (3) (4)              1,103.68      914.12        712.61      838.09       247.08      US$0.42


---------------------

(1) Financial information for the years ended December 31, 1999, 2000, 2001 and 2002 is restated in terms of constant pesos, as of December 31, 2003.
     Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$593.80 to US$1.00, the Observed Exchange Rate on December 31, 2003.
(2)  Except per share, per ADS and Other Data amounts.
(3) For the years 1999, 2000, 2001, 2002 and 2003 net income and dividends per share have been computed on the basis of 64,000,000 fully-paid shares outstanding, the weighted-average number of shares of common stock outstanding during each fiscal period.
(4)  Calculated on the basis of one ADS for three shares of common stock.
(5) Dividend amounts represent amounts paid in the year earned, restated in Constant Chilean pesos of December 31, 2003.
(6)  Includes portion of long-term bank liabilities and bonds payable.
(7)  Shown as a percentage of net sales.
(8) Financial statements for years 2001, 2002 and 2003 do not include the consolidation of Envases CMF S.A. (formerly Crowpla-Reicolite S.A.), an equity method investment, because the ownership percentage in that company is 50% and Cristalerias does not have control.


          The table below describes Chilean GAAP and U.S. GAAP balance sheet data, as of December 31, 1999, 2000, 2001, 2002 and 2003:


                                                                AT AND FOR YEAR ENDED DECEMBER 31,
                                                    Millions of constant pesos and millions of US$ (1) (2) (8)
                                               ----------------------------------------------------------------------
                                                 1999        2000        2001        2002         2003       2003(1)
                                               -------     -------     -------      -------     -------      -------

Balance Sheet Data:
Chilean GAAP:                                    Ch$         Ch$         Ch$          Ch$         Ch$         US$
  Total assets                                 307,925     378,538     408,971      457,003     437,946      737.5
  Long-Term debt (6)                            16,982      73,734      86,724      134,352     122,970      207.1
  Shareholders' equity                         201,223     211,500     221,988      233,643     228,322      384.5

U.S. GAAP:
  Total assets                                 314,626     388,131     415,207      464,887     446,323      751.6
  Long-term debt (6)                            16,982      73,734      86,723      130,890     119,852      201.8
  Shareholders' equity                         209,000     221,889     228,511      238,990     233,322      392.9
  Operating Data (7):

Chilean GAAP:
  Gross margin                                  34.50%      37.40%      38.40%      41.20%       37.81%       ---
  Operating margin                              18.20%      21.30%      23.00%      25.80%       22.15%       ---
  Net margin                                    16.60%      12.10%      12.50%      11.00%       3.78%        ---
  Financial Ratios:

Chilean GAAP:
  Total liabilities/Total assets                0.35x       0.44x       0.46x        0.49x       0.48x        ---
  Current assets/Current liabilities            2.69x       2.46x       2.38x        4.51x       4.44x        ---

-----------------
(1)  Financial information for the years ended December 31, 1999, 2000, 2001 and 2002 is restated in terms of constant pesos, as of December 31, 2003.
     Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$593.80 to US$1.00, the Observed Exchange Rate on December 31, 2003.
(2)  Except per share, per ADS and Other Data amounts.
(3)  For the years 1999, 2000, 2001, 2002 and 2003 net income and dividends per share have been computed on the basis of 64,000,000 fully-paid shares outstanding, the weighted-average number of shares of common stock outstanding during each fiscal period.
(4)  Calculated on the basis of one ADS for three shares of common stock.
(5)  Dividend amounts represent amounts paid in the year earned, restated in
     Constant Chilean pesos of December 31, 2003.
(6)  Includes portion of long-term bank liabilities and bonds payable.
(7)  Shown as a percentage of net sales.
(8)  Financial statements for years 2001, 2002 and 2003 do not include the consolidation of Envases CMF S.A. (formerly Crowpla-Reicolite S.A.), an equity method investment, because the ownership percentage in that company is 50% and Cristalerias does not have control.


Exchange Rates

          Chile's Ley Organica Constitucional del Banco Central de Chile N(0) 18,840, known as the Central Bank Act, enacted in 1989, relaxed restrictions on buying and selling foreign currencies in Chile. Prior to 1989, the law authorized the purchase and sale of foreign currencies in only those cases explicitly authorized by the Central Bank.

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

          Since 1989, the Central Bank has also made use of a referential daily rate ("Reference Exchange Rate") that factors in domestic and foreign inflation as well as variations in the parity between the peso and the U.S. dollar, the Euro and the Japanese Yen. As of December 30, 2003, the Reference Exchange Rate was Ch$547.85 to US$1.00. The Central Bank buys or sells foreign currency in the Formal Exchange Market to maintain the average exchange rate within certain limits. In order to promote exchange rate flexibility, however, as of September 2, 1999, the Central Bank decided to suspend its formal commitment to intervene in the foreign exchange market to maintain the limits on the range of exchange rates. It was, therefore, agreed that the Central Bank would intervene in the exchange rate market only in exceptional cases and that it would report such decisions. The Central Bank will continue to calculate and publish the daily referential exchange rate according to the regulations in effect as a medium-term benchmark for the market and for its use in contracts still in effect with that exchange rate.

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

                          Observed Exchange Rate (3)
------------------------------------------------------------------------------
      Year            Low (1)        High (1)       Average (2)      Year End
----------------   ------------   ------------    --------------   ------------

         1999         470.23         550.93           512.85          530.07
         2000         501.04         580.37           542.08          573.65
         2001         557.13         716.62           636.39          654.79
         2002         641.75         756.56           694.46          718.61
         2003         593.10         758.21           691.40          593.80
December 2003         593.10         621.27           602.90          593.80
January 2004          559.21         593.80           573.64            N/A
February 2004         571.35         598.60           584.31            N/A
March 2004            588.04         623.21           603.91            N/A
April 2004            596.61         624.84           608.19            N/A
May 2004              622.25         644.42           635.76            N/A

(1) Reflects pesos at historical values rather than constant pesos.
(2) The average of Observed Exchange Rates for pesos on the last day of each full month during the relevant period.
(3) Transactions carried out on the previous bank business day reported by the Central Bank of Chile.
    Source: The Central Bank of Chile (http://www.bcentral.cl).

          The Chilean government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could have a material adverse effect on the dollar value of an investor's return on investment. The Chilean peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

          Cash distributions with respect to shares of common stock received by the depositary (currently The Bank of New York), will be received in Chilean pesos. The depositary will attempt to convert such pesos to U.S. dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments with respect to the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends on the common stock and the distribution of such dividends by the depositary, the amount in U.S. dollars distributed to holders of ADRs will decrease. Consequently, the value of the ADSs and any distributions to be received from the depositary could be materially adversely affected by reductions in the value of the peso relative to the dollar.

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

          Compania Electrometalurgica S.A., a member of the group of companies that make up what is known as the Elecmetal Group, is our parent company. As of December 31, 2003, Compania Electrometalurgica S.A., together with other members of the Elecmetal Group, is the beneficial owner of approximately 52.1% of the outstanding shares of our company's common stock and thereby controls a majority interest of the company. Compania Electrometalurgica S.A. is a Chilean publicly-held corporation engaged in the steel foundry business in Chile and the U.S. and, through its related companies, a wide range of other business activities in Chile. Consequently, the Elecmetal Group has the power to elect a majority of our company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders.

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

          We sold our glass containers to more than 450 customers in 2003. Sales to our leading 10 customers accounted for approximately 68.3% of our net sales in 2003. Our three largest customers,[1] Vina Concha y Toro, Vina San Pedro and Compania Cervecerias Unidas, accounted for an aggregate of approximately 40.5 our sales of glass containers in 2003.

____________________
[1] All these customers are located in Chile. There are no major customers outside Chile as measured by net sales.

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

          The overall level of sales of our glass container operations and Sociedad Anonima Vina Santa Rita, are each highly dependent on the general levels of sales, and, in particular, on the level of exports, of the Chilean wine industry. We estimate that in 2003, approximately 78.0% of net sales of wine bottles (which represented 62.3% of overall 2003 net sales) were attributable to exports by the Chilean wine industry. Vina Santa Rita's sales are also dependent on Chilean wine exports, as approximately 54.5% of its net sales in 2003 were derived from the export market. There can be no assurance that conditions in the Chilean wine industry, including changes in the wine export market, will not change in the future or that changes will not have a material impact on our business.

          Our former use of Arthur Andersen - Langton Clarke as our independent accountants may pose risks to us and may limit the ability of our security holders to seek potential recoveries from them related to their work.

          On June 15, 2002, Arthur Andersen LLP ("Arthur Andersen"), the U.S. member firm of Andersen Worldwide S.C. was convicted of federal obstruction of justice arising from the government's investigation of Enron Corp., and on August 31, 2002, Arthur Andersen ceased its audit practice before the United States Securities and Exchange Commission (the "SEC"). Our former independent accountant Arthur Andersen - Langton Clarke, was the Chilean member firm of Andersen Worldwide S.C. and as a result also ceased its audit practice before the SEC. As a foreign SEC registrant, we are required to file with the SEC annual financial statements audited by an independent public accountant registered to practice before the SEC. We engaged Ernst & Young Servicios Profesionales de Auditoria y Asesoria Limitada, independent accountants and a member firm of Ernst & Young Global, to serve as our independent auditor for 2002. Arthur Andersen had audited our financial statements for the years ended December 31, 2001, and had consented to the incorporation by reference of their reports covering those financial statements in our Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC. Our Annual Report on Form 20-F for the years ended December 31, 2002 and 2003 includes the financial statements audited by Arthur Andersen for our 2001 fiscal year. If the SEC ceases to accept financial statements audited by Arthur Andersen, we could experience additional costs or delays in making filings with the SEC. In addition, our securities holders may have no effective remedy against Arthur Andersen or Arthur Andersen - Langton Clarke in connection with a material misstatement or omission in our 2001 financial statements.

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

          The common stock underlying the ADSs is traded in Chilean pesos on the Santiago Stock Exchange and the Electronic Stock Exchange of Chile. Cash distributions with respect to shares of common stock received by the depositary will be received in Chilean pesos. The depositary will attempt to convert such pesos to U.S. dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments in respect of the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends on the common stock and the distribution of such dividends by the depositary, then the amount of U.S. dollars distributed to holders of ADRs could decrease. Consequently, the value of the ADSs and any distributions to be received from the depositary could be adversely affected by reductions in the value of the peso relative to the dollar. There can be no assurance that the Chilean peso/U.S. dollar exchange rate will not fluctuate in the future, the Chilean peso will not lose value against the U.S. dollar or that such fluctuations in the exchange rate will not have a material impact on our business and the value of the ADSs.

          Inflation could adversely affect our financial condition, results of operations and the value of our shares and ADSs.

          Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. A rise in inflation could adversely affect the Chilean economy, our company, the value of the common stock and the value of the ADSs.

          In addition, our results of operation and financial condition may be affected if the rate of Chilean inflation exceeds the rate of inflation experienced in the United States or other major countries or trading partners of Chile, and the Chilean peso is not sufficiently devalued relative to the currencies of such countries. In these circumstances, the costs of imports from such countries may become more attractive to our domestic customers or exports packaged in our products may become less attractive to purchasers of such exports.

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

          Trading activity on the Santiago Stock Exchange, is on average, substantially less in volume, less liquid and often more volatile than that on the principal national securities exchanges in the United States. For the year ended December 31, 2003, only approximately 12.6% of securities listed in the Santiago Stock Exchange traded 90% or more of the total trading days. During 2003, our shares were traded on the Santiago Stock Exchange on an average of approximately 77.1% of such total trading days. The trading activity on the Santiago Stock Exchange may also be influenced by economic conditions of other Latin American countries as well as the trading activity on such countries' stock exchanges.

          If Chile imposes controls on foreign investment and repatriation of investments, that may affect your investment in, and earnings from, our ADRs.

          Currently, equity investments in Chile by non-Chileans are generally not subject to any exchange control restrictions affecting registration or repatriation of the investments and earnings therefrom, except for investments governed by Decree Law 600 of 1974 ("DL 600"), where the invested capital must remain in Chile for at least one year before it can be remitted abroad. In fact, as of April 19, 2001, general non DL 600's investments are subject to only two requirements. Transactions (and all payments arising thereunder) must be performed exclusively through the Chilean Mercado Cambiario Formal ("Formal Exchange Market"), and they must be reported to the Central Bank. The ADR facility, however, as governed by the foreign exchange regulations in effect prior to April 19, 2001, was and is the subject of an agreement among The Bank of New York (as the legal successor of Citibank N.A., in its capacity as depositary for the shares of common stock represented by ADSs), our company and the Central Bank, executed pursuant to Article 47 of the Central Bank Act and to Chapter XXVI, Title I of the former Compendium of Foreign Exchange Regulations. This agreement is known as the Chapter XXVI agreement. The
Chapter XXVI agreement is intended to grant the depositary and the holders of the ADRs access to the Formal Exchange Market. See "Exchange Rates." According to local law, the Chapter XXVI agreement may not be unilaterally amended by the Central Bank. Additionally, legal precedent indicates that Chapter XXVI agreements are not subject to future or current legislative changes. No assurances can be made, however, that additional Chilean restrictions applicable to holders of ADRs, the disposition of underlying shares of common stock or the repatriation of the proceeds from such disposition may not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions, if imposed. If for any reason, including changes in the Chapter XXVI agreement or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos, which would likely subject the distributions to foreign exchange risk of the peso. (See "Foreign Exchange Controls in Chile").

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

          There are important differences between Chilean and U.S. accounting and reporting standards. As a result, Chilean financial statements and reported earnings may differ from those reported based on U.S. accounting and reporting standards. See Note 37 of the consolidated financial statements.

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

          In accordance with Chilean laws and regulations, any shareholder that votes against certain actions or does not attend the meeting at which such actions are approved (but communicates in writing to the company its dissenting vote within a give time frame) may withdraw from our company and receive payment for our shares according to a prescribed formula if that such shareholder exercises its rights within certain prescribed time periods. Such actions triggering withdrawal rights include the approval of:

o the transformation of our company, specifically into an entity that is not a corporation (sociedad anonima) governed by the Chilean Companies Law;

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

ITEM 4:  Information on the Company

DESCRIPTION OF BUSINESS

General

          Cristalerias de Chile S.A. is a corporation organized under the laws of the Republic of Chile. We were incorporated in 1904, and we completed our initial public offering of common shares in Chile in June 1904. We listed our common shares on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange. We also listed our common shares on the New York Stock Exchange under the symbol "CGW" and completed an initial public offering of ADSs in the United States in January 1994.

          The Company is the largest Chilean glass container producer comprising an integrated packaging-wine and media operation. It participates in diverse industries through different companies. For the reader's convenience we present a list with what we consider our main subsidiaries only, as follows (a complete list of subsidiaries is presented at the end of this report):




Company Name                                                                                          Jurisdiction
------------                                                                                          ------------

a. Consolidated subsidiaries:
Sociedad Anonima Vina Santa Rita and subsidiaries (Production, bottling                                    Chile
     and distribution of wine for Chilean and foreign markets)
Comunicacion, Informacion, Entretencion y Cultura S.A. (99.9% owner of Megavision)                         Chile
    (Operation of a TV station network, production and broadcasting of open TV and printed publishing material)
Cristalchile Inversiones S.A. (has a 40% equity investment in Rayen Cura S.A.I.C.)                         Chile
     (Glass packaging production in Mendoza, Republic of Argentina)
Cristalchile Comunicaciones S.A. (50% equity investment in Metropolis Intercom S.A.)                       Chile
     (Operation of a cable company offering cable TV, internet and IP telephonic services in
     Chile)

b. Direct equity investment:
Envases CMF S.A. (50% owned by Cristalerias)                                                               Chile
     (Production of plastic containers and pre forms -mainly PET- for the Chilean soft drinks,
     beverages, wine, beer, edible oils and cleaners industries)                                           Chile


          We are the largest producer of glass containers in Chile, as measured by volumes as well as net sales. We estimate that during each of the last five years, we have supplied more than 80% of all glass containers produced in Chile, as measured by weight. Through an affiliate company, we also produce plastic containers, caps and crates.

          We are also involved in Chile's wine, media and communications industries. We are a member of the Elecmetal Group under its parent company, Compania Electrometalurgica S.A. We, and other companies in the Elecmetal Group, hold a controlling interest in one of Chile's largest producers and exporters of bottled wine and in one of the three largest television networks in Chile. Moreover, since 1994, we have been involved in the cable television business through the acquisition, merger and operation of certain Chilean cable television companies. In October 1995, we participated in a joint venture with Intercom S.A., thus forming one of the two main broadband cable television companies currently operating in Chile.

History

          We commenced operations in 1904 under the name Fabrica Nacional de Vidrios S.A. as a manufacturer of glass containers and dishware. Between 1904 and 1971, we expanded our operations, and in 1929 adopted our present name. In 1971, we came under direct control of the Chilean government through the Corporacion de Fomento de la Produccion (CORFO). In 1975, as part of a national program of privatization, Elecmetal, a private steel foundry business, acquired a 46% interest our company from CORFO and in 1976, acquired an additional 7.5% interest in our company from other shareholders.

          In order to consolidate our position as the leading Chilean producer of glass containers, we entered into a technical assistance agreement in 1977 with a subsidiary of Owens-Illinois Inc. to acquire state-of-the-art glass bottle manufacturing technology. In 1980, we acquired a 50% interest in Cristal Owens Plasticos Ltda., a joint venture with Owens-Illinois, to manufacture disposable plastic bottles for the non-alcoholic beverage market.

          In 1982, we began to diversify beyond the container business by acquiring operations from other members of the Elecmetal Group. These acquisitions included a 20% interest in Vina Santa Rita, one of the largest Chilean producer exporters of bottled wine. In 1992, Vina Santa Rita established Vina Carmen S.A., which produces fine wines and in which Vina Santa Rita has a 99.9% stake.

          Continuing our expansion in the packaging business, in 1988, we acquired a 50% interest in Reicolite S.A., a company engaged in the manufacturing and selling of plastic packaging products. In 1988, Owens-Illinois sold its 50% interest in Cristal Owens Plasticos Ltda. to Grupo Themco, a Chilean industrial group. In January 1996, we acquired an additional 49.99% interest in both Cristal Owens Plasticos Ltda. and Reicolite S.A. from Grupo Themco, thus increasing our interest in both companies to 99.99%. Cristal Owens Plasticos Ltda. and Reicolite S.A. were subsequently merged to form Crowpla Reicolite S.A., which commenced joint operations in January 1997.

          Through a public auction in 1989, we acquired from a Chilean government-owned company a concession to operate a national television-broadcasting network through a 99.9%-owned subsidiary. The concession was subsequently transferred to Comunicacion, Informacion, Entretencion y Cultura S.A. As of December 31, 2003, we hold a 98.5% interest in Comunicacion, Informacion, Entretencion y Cultura S.A. As of December 31, 2003, Comunicacion, Informacion, Entretencion y Cultura S.A. held the following interests in media and communications companies:

o    a 49.9% interest in Editorial Zig-Zag S.A., a publishing company;

o a 50.0% interest in Ediciones Chiloe S.A., which, in turn, holds a 74.8% interest in Ediciones Financieras S.A., the publishing company for Diario Financiero, a Chilean financial newspaper; and most significantly;

o a 99.99% interest in Red Televisiva Megavision S.A., one of the three largest television broadcasting networks in Chile.

          In December 1991, Grupo Televisa, S.A. de C.V. of Mexico, acquired a 49.0% interest in Red Televisiva Megavision S.A.

          In January 1994, we issued 4,020,000 ADRs, each representing three shares of our common stock without par value, for approximately US$96 million in two concurrent offerings in the United States and Chile. On January 31, 1994, we commenced a preemptive rights offering to certain of our shareholders who had not waived such rights and, in connection therewith, sold an additional 590,858 shares of our common stock to such shareholders for approximately US$4.8 million. Between May and July 1995, we issued 2,399,642 shares of common stock for the aggregate historical price of Ch$7,481 million. Since July 6, 1995, we have had 64,000,000 common stock shares outstanding, representing our total registered stock capital.

          We expanded our participation in the television and entertainment sector through the burgeoning cable television market. As part of our expansion plan, Cordillera Comunicaciones Ltda., known commercially as "Metropolis," was created in 1994 in association with worldwide cable TV leader TCI-Bresnan (which subsequently became Liberty Media Corporation).

          In July 1995, we formed Constructora Apoger S.A. with a capital contribution representing 80% of its equity. Constructora Apoger S.A. was formed to build and sell approximately 16,500 square meters of office space in an 18-story building in Las Condes, Santiago. This building was completed in December 1997. As of December 31, 2003, 100% of the building's office space had been sold.

          In October 1995, Cordillera Comunicaciones Ltda. agreed to a merge with Intercom S.A., a cable firm owned at that time by Compania de Telecomunicaciones de Chile S.A. and El Mercurio, creating Metropolis-Intercom S.A.

          In 1996, Vina Santa Rita issued US$20 million of its common stock, which we partially subscribed. During the second half of 1996, Vina Santa Rita acquired a 39.35% interest in Vina Los Vascos S.A., an important Chilean wine producer and exporter linked to Les Domaines Barons de Rothschild (Lafite), for approximately US$5.8 million. In September 1997 Vina Santa Rita invested abroad for the first time, creating Vina Dona Paula S.A. in the Republic of Argentina.

          On September 30, 1999, for approximately US$16.2 million, we acquired a 40% interest in Rayen Cura S.A.I.C., a glass container company located in Mendoza, Argentina, from Vicasa S.A., a Spanish company. Vicasa S.A. currently holds the remaining 60% interest in Rayen Cura S.A.I.C.

          In 1999, Vina Santa Rita acquired an additional 3.65% interest in Vina Los Vascos S.A. for approximately US$700,000.

          In May 2000, we announced that we had settled an arbitration proceeding with Compania de Telecomunicaciones de Chile S.A. The arbitration was initiated in May 1998 to resolve our dispute with Compania de Telecomunicaciones de Chile S.A. over the development of internet services through Metropolis-Intercom S.A. Under the terms of the agreement, our unconsolidated subsidiary, Cordillera Comunicaciones Ltda., acquired the remaining 40% of Metropolis-Intercom S.A. and the latter acquired 100% of the HFC network it used from Compania de Telecomunicaciones de Chile S.A. Both acquisitions amounted to US$270 million. As of December 31, 2003, Cristalchile and Liberty Media Corporation each owned 50% of Cordillera Comunicaciones Ltda.

          During 2001, Vina Santa Rita acquired the "Terra Andina" brand from Pernod Ricard. Sur Andino S.A. was created as a subsidiary of Vina Carmen S.A. to administer this brand. As of December 31, 2003, Cristalerias owned 54.1% of Vina Santa Rita's outstanding shares and the Elecmetal Group, as a whole, held a 77.6% interest in Sociedad Anonima Vina Santa Rita.

          On June 29, 2001, Cristalerias de Chile S.A., and Embotelladora Andina S.A. - the main bottler of the Coca-Cola system in Chile - executed contracts to establish a partnership or joint venture forming Envases CMF S.A., for the PET container business (previously carried out through their respective subsidiaries, Crowpla-Reicolite S.A. and Envases Multipack S.A.). The partnership was established by the incorporation of Andina Inversiones Societarias S.A. with 50% of the shares in that company through a capital increase. The remaining 50% of the shares are controlled by Cristalerias. The transaction allowed Crowpla-Reicolite S.A. to obtain assets from Multipack to develop the PET container business.

          On August 27, 2002, Comunicacion, Informacion, Entretencion y Cultura S.A. purchased Televisa S.A. de C.V Mexico's stake in Red Televisiva Megavision S.A., increasing its participation in Red Televisiva Megavision S.A. to 99.99%.

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

          Our strategy with respect to our packaging operations is:

o to maintain our dominant position in the production and sale of returnable and disposable glass containers in Chile by being more efficient in the production of glass containers through scale production and cost cutting;

o    to promote the wider use of glass containers in Chile; and

o to increase our share of the Chilean market for plastic and certain other packaging products.

          Our business strategy with respect to the media and communications business and the wine business is together with our partners:

o to develop Metropolis-Intercom S.A. into an important broadband provider, through technological innovation, providing top quality consumer service and by being present in the main national markets;

o to improve the quality and variety of Red Televisiva Megavision S.A.'s program offerings and increase its share of the Chilean broadcast television advertising market; and

o to strengthen the market position of Sociedad Anonima Vina Santa Rita through continued emphasis on the production and export of premium wines.

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

PACKAGING BUSINESS

          The following chart illustrates our interests in the Chilean and Argentine (through an equity investment) packaging sectors as of December 31, 2003:

                               GRAPHIC OMITTED

I.  Glass Containers

          We are the largest producer of glass containers in Chile and estimate that we have supplied more than 80% of all glass containers produced in Chile, as measured by weight, during each of the past five years. We work closely with our customers to design and manufacture bottles in accordance with the changing needs of Chilean (especially Chilean wine producers) and foreign customers.

          We sell our products to several important sectors of the Chilean economy, including the wine, non-alcoholic beverage, beer, liquor, food and pharmaceutical industries.

          The following table sets forth our glass container sales by market sector as a percentage of net sales revenues for the periods indicated:

   YEAR (1):                  1999       2000       2001       2002       2003
--------------------         ------     ------     ------     ------     ------
Product Sector:
Wine                         61.7%      60.1%      59.2%      61.8%      62.3%
Beer                         11.0%      10.7%      14.1%      14.9%      15.1%
Non-alcoholic beverages      12.2%      16.3%      14.9%      13.0%      12.3%
Liquor                       10.4%       9.4%       8.3%       7.5%       7.7%
Food                          3.7%       2.7%       2.7%       2.2%       2.1%
Pharmaceuticals               1.0%       0.8%       0.8%       0.6%       0.5%
                             ------     ------     ------     ------     ------
TOTAL                         100%       100%       100%       100%       100%
-----------------
(1) Each respective year ends December 31.

i.  Wine

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

          The Chilean wine industry, is dominated by four companies:

o    Vina Concha y Toro S.A.

o    S.A. Vina Santa Rita

o    Vina San Pedro S.A., and

o    Vina Santa Carolina S.A.

          These companies account for approximately 62.4% of total net sales of wine in Chile (69.4% as measured by liters) in 2003. We currently supply most of the glass containers for these four companies, as well as other Chilean wine producers.

          Largely as a result of the increased exports of Chilean wines, unit sales of our wine bottles increased 50.7% between 1998 and 2003, representing 51.4% of our unit sales in 2003.

          In 2003, the number of cases of wine in glass bottles exported by Chilean winemakers rose by 8.3% (22.6 million in 2002 to 24.5 million in 2003). Net sales increased by 10.2% (US$523 million in 2002 and US$576 million in 2003). The four export leading vineyards and their subsidiaries experienced an aggregate increase in exported sales volume of 8.0%, while the remaining wine producers' export volume increased by 8.8%. For 2003, primary destinations of Chilean bottled wine exports as measured by net sales included the United States (21.7%), the United Kingdom (20.5%), Canada (6.0%), Denmark (5.9%), Ireland (5.3%), Germany (5.1%), Holland (3.9%), Japan (3.9%), Brazil
(3.0%) and Sweden (2.4%).

          The following table shows the growth of Chilean non-bulk wine exports:

     YEAR (1):             1999       2000       2001        2002        2003
-------------------      --------   --------   --------    --------    --------
Export Cases
 Glass bottles (2)         18,043     20,596     21,416      22,622      24,508
 Other containers             852      1,000      1,631       1,878       2,050
                         --------   --------   --------    --------    --------
TOTAL                      18,895     21,596     23,047      24,500      26,558
-----------------

(1) Each respective year ends December 31.
(2) In thousands of cases containing 9 liters per case.
    Source: Chilean Export Association.

          We believe that approximately 78% of our net sales of wine bottles in 2003 were attributable to wine exports.

          The following table shows the number of units we sold and net sales related to the wine sector for the periods indicated:

      YEAR (1):             1999      2000        2001       2002        2003
------------------       ---------  ---------  ---------   ----------  ---------
Units (2)                 241,107     273,744    289,855     308,635     339,458
Net Sales (3)            Ch$33,228  Ch$37,348  Ch$40,511   Ch$44,343   Ch$46,421

-----------------
(1) Each respective year ends December 31.
(2) Units are set forth in thousands and include all glass containers sold in this sector regardless of size.
(3) Net sales are set forth in millions of constant pesos.

ii. Non-alcoholic Beverages

          The non-alcoholic beverage market in Chile currently consists of soft drinks, mineral water and fruit-based juices. Based on industry sources, we estimate that these products accounted for approximately 87.4%, 6.9% and 5.7% of the non-alcoholic beverage market in 2003, respectively (87.2%, 7.1% and 5.7% in 2002), as measured by volume.

          We estimate glass containers represented approximately 17.0% of the Chilean non-alcoholic beverage container market, as measured by liters of beverages sold during 2003 (15.8% during 2002).

          Sales of bottles for non alcoholic beverages (soft drinks, mineral water, juice) as a whole decreased by 1.5% due to lower sales of one-way formats, partially compensated by higher sales of returnable formats due to the launching of a 237cc crown-top bottle.

          In 2003, the demand for soft drinks grew by approximately 4.8% over 2002. Approximately 16.5% of the Chilean market for soft drinks, measured in liters, was bottled in glass containers (15.1% in 2002). The remainder was bottled in PET bottles and one-way aluminum cans.

          In 2003, the demand for mineral water grew by 0.8% with respect to 2002. Approximately 17.7% of the Chilean market for mineral water, measured in liters, was bottled in glass containers (18.7% in 2002). The remainder was bottled in PET and one-way PVC containers.

          In 2003, the demand for fruit-based juices grew by 6.0% with respect to 2002. Approximately 24.0% of the Chilean market for fruit-based juices, measured in liters, was bottled in glass containers (23.7% in 2002).

          The following table sets forth the number of returnable and disposable glass units we sold and our related net sales in the non-alcoholic sector for the periods indicated:

         YEAR (1)          1999       2000       2001       2002        2003
------------------       ---------  ---------  ---------   ----------  ---------
Units (2)                  74,444     128,945    115,910    119,169     118,334
  Returnable               15,892      18,426     18,208     15,972      25,208
  Non- Returnable          58,552     110,519     97,702    103,197      93,126
Net sales (3)            Ch$6,596   Ch$10,138  Ch$10,175   Ch$9,304    Ch$9,162

-----------------
(1) Each respective year ends December 31.
(2) Units sold are set forth in thousands and include all glass containers sold in this sector regardless of size.
(3) Net sales are set forth in millions of constant pesos.

iii.  Beer

                  During 2003, per capita consumption of beer in Chile increased moderately. Nevertheless, unit sales of non-returnable bottles posted a strong growth of 19.6%, due to an increase in the share of non-returnable containers in total containers used for beer. On the other hand, returnable bottles sales increased by 2.3% in 2003 with respect to 2002 in unit terms.

          As a whole, demand for glass containers in the sector rose during 2003. Our net sales to the beer sector grew by approximately 5.2% during 2003. As a result, net sales to the beer sector increased from 14.9% of our net sales in 2002 to 15.1% in 2003.

          The following table sets forth the number of units we sold and our related net sales to the beer sector for the periods indicated:

        YEAR (1):          1999       2000       2001         2002        2003
------------------       ---------  ---------  ---------   ----------  ---------
Units (2)                   54,882    69,859     88,728      104,108     121,907
  Returnable                19,458    13,402     17,532       15,247      15,591
  Non-Returnable            35,424    56,457     71,196       88,861     106,316
Net sales (3)             Ch$5,893  Ch$6,654   Ch$9,679    Ch$10,698   Ch$11,258

-----------------
(1) Each respective year ends December 31.
(2) Units are set forth in thousands and include all glass containers sold in this sector regardless of size.
(3) Net sales are set forth in millions of constant pesos.

iv. Liquor

          The Chilean domestic liquor industry currently consists primarily of the pisco segment, a local grape-based spirit, and all other domestically produced liquor. Net sales of liquor bottles increased by 7.5% during 2003 due to the introduction of a new pisco brand.

          The following table sets forth the number of units we sold and our related net sales to the liquor sector for the periods indicated:

     YEAR (1):             1999        2000      2001         2002       2003
------------------       ---------  ---------  ---------   ----------  ---------
Units (2)                  53,827     54,183     50,483      48,285      52,257
Net Sales (3)            Ch$5,625   Ch$5,856   Ch$5,687    Ch$5,359    Ch$5,760

-----------------
(1) Each respective year ends December 31.
(2) Units are set forth in thousands and include all glass containers sold in this sector, regardless of size.
(3) Net sales are set forth in millions of constant pesos.

v.   Food

          We are currently a principal supplier of glass containers to some of Chile's leading producers of packaged foods. In the Chilean glass-packaged food sector, glass containers are used primarily for tomato sauce, baby foods, jams, fruits and oil. The following table sets forth the number of units we sold and our related net sales to the glass-packaged food sector for the periods indicated:


     YEAR (1):              1999       2000      2001         2002       2003
------------------       ---------  ---------  ---------   ----------  ---------
Units (2)                  30,400     23,848    26,051       22,693      21,356
Net sales (3)            Ch$1,979   Ch$1,656   Ch$1,858    Ch$1,606    Ch$1,554
-----------------

(1) Each respective year ends December 31.
(2) Units are set forth in thousands and include all glass containers sold in this sector, regardless of size.
(3) Net Sales are set forth in millions of constant pesos.

          In general, the use of glass containers for packaging food is significantly less in Chile than in more developed economies. In 2003, net sales for the packaged food container sector decreased by 3.3% from 2002, while unit sales decreased about 5.9%. This decrease was due to adjustments experienced by this market and due to a lower demand for containers resulting from the sluggish economic recovery of the country.

vi.  Pharmaceuticals

          Glass containers produced for the Chilean pharmaceutical sector are primarily used for cough suppressants, vitamins, antiallergenics and antibiotics, which are usually in the form of liquid syrup. We currently provide containers for these products to the principal pharmaceutical companies. Pharmaceuticals accounted for approximately 0.5% of our net sales of glass containers in 2003. In 2003, net sales for this segment decreased by 13.5%.

          The following table sets forth the number of units we sold and our related net sales to the pharmaceutical sector for the periods indicated:

     YEAR (1):              1999       2000      2001         2002       2003
------------------       ---------  ---------  ---------   ----------  ---------
Units (2)                  14,449     13,115     13,049       8,918      7,192
Net Sales (3)              Ch$534     Ch$485     Ch$525      Ch$457     Ch$396
-----------------
(1) Each respective year ends December 31.
(2) Units are set forth in thousands and include all glass containers sold in this sector, regardless of size.
(3) Net sales are set forth in millions of constant pesos.

II.  Plastic Containers

          As of December 31, 2003, we had a 50.0% equity investment in Envases CMF S.A., a company engaged in the production of plastic containers, caps and crates. Envases CMF manufactures a variety of plastic containers for such industries as non-alcoholic beverages, edible oils, wine, cleaning products, chemicals, lubricants, and agricultural business.

          Envases CMF's general business strategy is to diversify its line of products, to maintain its position as a leading Chilean producer of PET bottles and preforms and to diversify its production capacity to include new plastic products for the packaging market. In 2003, Envases CMF was audited to convert norm ISO 9001:1994, with which it was certified in 2001, to the new version 9001:2000. The audit was successful, therefore, the Company was recommended again to maintain its quality certification.

          The following table sets forth the volumes sold by Envases CMF and the related net sales revenues for the periods indicated:

        YEAR (1):           1999       2000       2001        2002        2003
------------------       ---------  ---------  ---------   ----------  ---------
Metric Tons (2)              9,064      9,553     19,272      24,147      23,252
Net Sales (3)(4)         Ch$10,806  Ch$13,134  Ch$28,006   Ch$35,682   Ch$34,543
Net Profit                  Ch$506     Ch$631   Ch$1,912    Ch$2,576    Ch$1,414
-----------------
(1)  Each respective year ends December 31.
(2) Metric tons include all plastic products sold in this sector, regardless of form.
(3) Figures for years 1998 through 2000 only consider Crowpla-Reicolite S.A. Figures for year 2001 include Crowpla plus Multipack for half of the year. Years 2002 and 2003 consider operations for both companies, since we became 50% owners of this joint venture in June 2001.
(4)  Net sales and net profit are set forth in millions of constant pesos.

          There are a variety of producers of PET bottles in Chile and one of them is owned by a beverage producer. As a manufacturer approved by The Coca-Cola Company, Envases CMF supplies a significant percentage of bottles and preforms sold to the bottlers of the Coca-Cola system in Chile. Envases CMF's principal customers are the Coca-Cola bottlers, who in 2003, accounted for approximately 77.7% of net sales.

          During 2003, total sales in the plastic container business totaled Ch$34,543 million, compared to Ch$35,682 million in 2002. During 2003, Envases CMF's sales measured in tons decreased by 3.7% compared with 2002 (23,252 tons in 2003 vs. 24,147 tons in 2002). This decrease was primarily due to changes in sales composition of some Coca-Cola bottlers in Chile, a decrease of preforms volume exports and lower sales of the national oil sector, which was affected by imports of finished product from Argentina. Total volume sales of PET formats decreased by 2.0% compared with 2002. Sales of PET non-returnable bottles increased by 1.0%, while sales of PET returnable bottles decreased by 8.0%. PET preform sales increased by 7.0%. Sales of PET bottles for the edible oil, wine, and cleaners market decreased by 34.0%.

          Envases CMF's web page can be accessed at the following internet address: http://www.cmf.cl.

III.  S.A. VINA SANTA RITA WINERY

          The following chart illustrates our interests in the Chilean and Argentine wine sectors on December 31, 2003:


                               GRAPHICS OMITTED


History

          In 1980, the Elecmetal Group and Owens-Illinois Inc., the world's leading glass bottle producer, acquired the Vina Santa Rita property, including its brands, the Alto Jahuel plant and 50 hectares of vineyard adjacent to the plant.

          The Elecmetal Group invested heavily in Vina Santa Rita in a number of areas. In production, significant investments were made in technology, and pioneering winemaking techniques were introduced. In 1985-1986, Vina Santa Rita wines began making significant inroads into worldwide markets. In 1987, Vina Santa Rita acquired Vina Carmen, a winery with a good reputation in the domestic market. In 1988, the Elecmetal Group purchased

Owens Illinois' share of Vina Santa Rita and took over full control of Vina Santa Rita. Subsequently, in 1991, Vina Santa Rita. was transformed administratively from a limited partnership into a listed stock corporation, and trading of its common stock commenced on key Chilean exchanges.

          In the late 1980s and early 1990s, Vina Santa Rita experienced significant expansion due to growth in its exports and the excellent reputation that its products developed.

          In July 1996, Vina Santa Rita purchased a 39.35% interest in Vina Los Vascos for approximately US$5.8 million. Vina Los Vascos is a relevant player in the Chilean wine exports market, due to the quality of its wines and the expertise of its principal shareholder, Les Domaines Barons de Rothschild (Lafite).

          To finance this acquisition and to expand Vina Santa Rita's wine and grape production capacity, during July and August of 1996 it issued 165 million additional shares of its common stock at a price of Ch$50 per share, increasing equity by approximately US$20 million. In this offering, we purchased 95,200,000 shares of Vina Santa Rita's common stock for Ch$4,793 million.

          In September 1997, Vina Santa Rita expanded beyond Chilean borders, forming the company Vina Dona Paula S.A. in the Republic of Argentina. This expansion included the acquisition of two properties, one in Ugarteche, in the region of Lujan de Cuyo and another in Cordon de Plata, in the region of Tupungato, both in the province of Mendoza. Dona Paula now has approximately 231 hectares of wine grape plantations.

          In September 1999, Vina Santa Rita increased its ownership interest in Vina Los Vascos S.A. by 3.65% to 43%, paying a total of Ch$392 million (US$700,000). Subsequently, Vina Los Vascos S.A. received capital contributions in 1999, from all its partners (of Ch$479 million or US$900,000), therefore, Santa Ritas ownership remained at 43%.

          In 2000, Vina Santa Rita increased its shareholder's equity by Ch$5,810 million by issuing 83 million shares of stock. In the first phase, 70% was subscribed and paid for accordingly. The remainder was due within 3 years of April 12, 2000, but was not subscribed.

          In 2001 the board of directors of Vina Santa Rita decided to transfer the commercial administration and its 99.9995% ownership stake in Vina Dona Paula to Vina Carmen, Vina Santa Rita's subsidiary. That same year, Vina Santa Rita acquired the Terra Andina brand, which has been administered through Sur Andino S.A., a subsidiary of Vina Carmen.

          As of December 31, 2003, we held a 54.1% interest in Vina Santa Rita and the Elecmetal Group, as a whole, held a 77.6% interest in the winery.

Chilean Wine Industry

          Chile's wine production fluctuated considerably in the 1960s and 1970s, due to changing economic and regulatory policies. Wine production peaked in 1986, at 460 million liters, leading to excess supply and low prices. At the same time, favorable conditions in the Chilean fruit market led to the elimination of vineyards in a move from planting wine grapes to planting other fruits. Also, a significant number of landholding families sold their vineyards to larger wineries, many of which implemented modernization programs to produce premium wines. The success enjoyed by premium Chilean wines in international markets offered a growth opportunity for many Chilean wineries, resulting in a significant dedication of Chilean production facilities to production of higher quality fine wines for export. In 2003, net sales of wine exports by Chilean winemakers grew 11.5% over 2002, generating export revenues of US$671 million.

          The following table sets forth the volume of Chilean wine exports and related net sales revenues for the periods indicated:

        YEAR (1):           1999       2000        2001        2002       2003
------------------       ---------  ---------   ---------  ----------  ---------
Liters exported (2)      234,156     264,750     308,941     348,590     394,604
Net Sales (3)             US$526      US$573      US$588      US$602      US$671

-----------------
(1) Each respective year ends December 31.
(2) Set forth in thousands.
(3) Set forth in millions of nominal U.S. dollars.
    Source:  Chilean Exports Association.

          According to the "Organizacion Internacional del Vino" (International Wine Organization), the Chilean wine export market has been experiencing a boom for several years and our management believes that Vina Santa Rita has been a key participant in that growth. In 2003, net sales of wine increased because of a rededication in production toward the more profitable export market. This rededication included increases in advertising and promotional expenditures abroad. Chilean wines are experiencing increasing competition in the international markets, from certain low cost producers, including winemakers in the so-called New World such as New Zealand, Australia, Argentina, South Africa and other countries. In this competitive scenario, high-quality products at affordable prices are essential for continued growth in international markets.

General

          In 2003, Vina Santa Rita disputed leadership in the domestic market and was the third largest exporter of wine in Chile, as measured in net sales. Production, sales and marketing efforts are aimed principally at fine wines (mainly for the export market), and at wines for mass consumption (exclusively for the domestic market).

          From 1999 to 2003, Vina Santa Rita's total net sales have increased at an average annual rate of approximately 7.1%, largely as a result of the significant growth in exports of bottled wines.

          The following table sets forth certain financial information regarding Vina Santa Rita for the periods indicated:

        YEAR (1):         1999       2000       2001        2002        2003
-------------------    ---------  ---------  ----------  ----------  ---------
Net Sales (2)           57,000     64,482     67,698      72,439      74,940
Cost of Sales          (37,832)   (41,127)   (41,797)    (45,002)    (47,550)
Gross Margin            19,169     23,355     25,901      27,436      27,390
SG&A Expenses          (11,038)   (13,456)   (14,270)    (15,690)    (17,660)
Operating Income        8,129      9,898      11,631      11,746      9,730
Non-operating Income   (2,576)    (2,286)     (2,368)       25       (5,156)
   (loss)
Net Income              5,181      6,452       7,511      9,356       3,915
Total Assets            94,183     97,983     119,188    123,300     122,381

-----------------
(1) Each respective year ends December 31.
(2) Figures are set forth in millions of constant pesos, and exclude any intercompany or other eliminations.

Vina Santa Rita - Strategy

          Vina Santa Rita's overall business strategy is to continue to differentiate its products from those of its competitors. Vina Santa Rita distinguishes itself by producing and selling wine of the highest quality in each market segment. Each element of Vina Santa Rita's business strategy is designed to enhance its ability to produce high quality wines of exceptional value. To implement this strategy, Vina Santa Rita plans to do the following:

o maintain its emphasis on the production of "premium" wine through continued investments in improved equipment and technology and through the engagement of expert winemakers;

o    control grape supply for the development of its fine wines;

o promote sales of Chilean wines in the international market through efforts coordinated with other leading exporters of Chilean wine; and

o maintain its dominant domestic market position of its "120" and "Bodega Uno" brands and increase overall market share through market segmentation with the introduction of new brands and products.

Description of Vina Santa Rita's Business

          In the last five years, Vina Santa Rita's physical sales in liters in the domestic market have increased at an average annual rate of 10.4%. The increased volume has been offset by lower prices in line with the decreasing cost of raw materials. As a result, real prices have fallen by 31.0% in the last 5 years. There has also been a strong marketing strategy and the launching of new products. In 2003, case sales in the domestic market rose by 3.3% from 2002, compared with a 2.0% increase in wine consumption of the market overall. Increases in case sales were achieved through the success of the introduction of new products, such as:

o    Carmenere 120 Reserva Especial;

o    Medalla Real Cabernet Sauvignon - Syrah;

o    Floresta Cabernet Sauvignon - Merlot;

o    Carmen Insigne Carmenere - Cabernet Sauvignon;

o    120 Tres Medallas Carmenere; and

o    Carmen Reserva Syrah;

o    Premium wines of Terra Andina.

          Approximately 25% of Vina Santa Rita's total consolidated revenues for year 2003 came from wines introduced during the last five years. These efforts have been complemented by aggressive marketing campaigns.

          In the export market, Vina Santa Rita's results were favorable despite the recessions in the world's leading economies. Sales measured in cases increased an average of 6.7% per year in the last five years, while net export sales have grown 9.6% in real terms during that period. This has been achieved by exports to more than 60 countries and higher price levels. Export volumes for 2003 rose by 4.1% over 2002. Bottled wine exports from Chile as a whole increased by 8.3% on average.

          The following table sets forth Vina Santa Rita's sales volume, both overall and in the domestic and export sales individually for the periods indicated:


       YEAR (1):                1999              2000               2001               2002               2003
       ---------                ----              ----               ----               ----               ----

Domestic market
  Cases (2)                    4,822              5,531              6,154              6,942             7,172
  Net Sales (3)              Ch$31,728          Ch$34,181          Ch$33,165          Ch$32,632         Ch$32,389

Export market:
  Cases (2)                    1,397              1,593              1,626              1,738             1,809
  Net Sales                  Ch$24,268          Ch$29,006          Ch$33,105          Ch$37,969         Ch$40,841

Total
  Cases                        6,219              7,124              7,780              8,680             8,981
  Net Sales (4)              Ch$55,996          Ch$63,187          Ch$66,270          Ch$70,601         Ch$73,230

-----------------
(1) Each respective year ends December 31.
(2) In thousands of cases, each of which contains twelve 750 cc. bottles (9 liters).
(3) In millions of constant pesos. Bulk sales are not included.
(4) In millions of constant pesos. Figures do not include Other sales.

          Vina Santa Rita offers a broad selection of wines in the premium and popular wine segments of the table wine market. For the export market, Vina Santa Rita produces and markets wines under the following brand names: Casa Real, Medalla Real, Reserva, "120", Floresta (ultra premium wines), Carmen and Terra Andina. In the domestic market, the following brands are produced and marketed: Casa Real, Medalla Real, Cepas Finas, 120 (used for premium and popular wines), Bodega Uno, Frizz, Hermanos Carrera, Tolten, Floresta and the Carmen product line.

          Each of these brands is factored into Vina Santa Rita's overall domestic and international marketing strategy. In the domestic market, Vina Santa Rita's efforts focus on establishing an image of quality and good value, given the shift toward the consumption of finer quality wines in Chile. In the international market, Vina Santa

Rita has joined other Chilean producers in an advertising effort to promote the price-quality value of Chilean wines. In addition, Vina Santa Rita has concentrated its efforts on affluent countries that recognize and value quality wines, including the United States, United Kingdom, Canada, Denmark and Germany, among others, outstanding in particular the opening of Santa Rita Europe Limited, with an office based in Oxford, UK, which strengthened the network with its most relevant distributors. This strategy has enabled Vina Santa Rita to raise prices higher than the rest of the industry, with prices of US$33.1 per case, 41% higher than the Chilean industry average of US$23.5 [2] per case during 2003.

          The export market includes exports of Vina Santa Rita, Vina Carmen and Sur Andino. Vina Carmen's production is almost exclusively targeted to the export market. Vina Carmen has its own winery, which was built in the first half of 1993 and has sufficient capacity to support the growth it has projected for the next few years. Cases exported by Vina Carmen increased an approximate 2.2% in 2003.

          The marketing of Vina Santa Rita wines varies according to the market segments. In the domestic market, all marketing is coordinated with its own sales force of more than 70 salespeople, working in the main office in Santiago and in seven locations throughout Chile - Antofagasta, La Serena, Vina del Mar, Rancagua, Concepcion, Temuco, Puerto Montt. In the international market, a network of exclusive distributors located in each of the markets where the wine is exported as well as the recently inaugurated office in the UK coordinate marketing efforts of European and Asian markets.

          During 2003, Vina Santa Rita employed 1,244 people.

Vineyards and Winemaking

          Vina Santa Rita's emphasis on quality begins in the vineyards and focuses on growing premium and ultra premium varietal grapes, including Cabernet Sauvignon, Carmenere, Petit Syrah, Chardonnay, Merlot and Sauvignon Blanc. Wine production is subject to certain risks, including, but not limited to, changes in weather and invasive pests, such as phylloxera (a pest that feeds on susceptible grape rootstock that has infected French and Californian vineyards). As of 2003, there have been no cases of phylloxera in Chilean vineyards.

          An essential component in the quality of the wine is strict supervision of the grapes and vineyards. Vina Santa Rita's investment strategy has included the acquisition and planting of additional vineyards. In 1988, less than 20% of the grapes used in the elaboration of Vina Santa Rita's premium wines were grown in its own vineyards. Grapes purchased from third parties are carefully controlled for quality, not only by shipment, but also by geographic source and growing technique. Vina Santa Rita's objective is to grow nearly 50% of the grape supply for its premium wines by 2008. As of December 31, 2003, nearly 34.3% of the grape supply for Vina Santa Rita's premium wines came from its own vineyards.

          As of December 31, 2003, Vina Santa Rita and its subsidiaries owned 1,825 hectares, and in addition it has 296 hectares under long-term contracts, totaling 2,121 planted hectares. Out of this total, 890 hectares are located in Chile (1,001 hectares in the Maipo valley, 384 hectares in the Rapel valley, 193 hectares in the Curico valley and 312 hectares in the Casablanca valley); and 231 in Argentina (176 hectares in Ugarteche and 55 hectares in Tupungato). In addition,

__________________
[2]   Source:  Chilean Exports Association.

Vina Santa Rita owns 853 hectares of land suitable to be planted, of which 363 are located in Chile and 490 in the province of Mendoza, Republic of Argentina. Vina Santa Rita believes that diminished dependence on grapes purchased from third parties will significantly reduce its costs and enhance the profitability of operations.

          The following table sets forth the planted vineyards owned by Vina Santa Rita and subsidiaries for the periods indicated:


                                                         2002(2)                               2003(2)
                                                         -------                               -------
              Location (1)                       Acres            Hectares             Acres            Hectares
              ------------                       -----            --------             -----            --------

Maipo Valley                                      2,472              1,001              2,472              1,001
Rapel Valley                                        988                400                948                384
Casablanca Valley                                   771                312                771                312
Curico Valley                                       477                193                477                193
Ugarteche (Argentina)                               435                176                435                176
Tupungato (Argentina)                               136                 55                136                 55
                                                 ------            -------                ---                 --
TOTAL                                             5,279              2,137              5,239              2,121

(1)  Sociedad Anonima Vina Santa Rita has a long-term rental contract for 326 hectares.
(2) Figures only include land that has been planted. Land occupied by roads, buildings and other such facilities is excluded.

The wineries' web sites can be accessed at the following internet addresses: http://www.santarita.com; http://www.donapaula.com.ar; http://www.carmen.com;
http://terraandina.com.

IV.      MEDIA AND COMMUNICATIONS

General

          In accordance with our general strategy to invest in potential growth sectors of the Chilean market, we have pursued opportunities in the Chilean media and communications sectors since 1989. Through our 98.5% interest in Comunicacion, Informacion, Entretencion y Cultura S.A. (CIECSA), we have interest in a variety of media companies, including: (i) a 50% interest in Ediciones Chiloe S.A., which in turn holds a 74.8% interest in Ediciones Financieras S.A., which publishes Diario Financiero, a Chilean financial newspaper; (ii) a 49.9% interest in Editorial Zig-Zag S.A., which is a publishing company; and most significantly, (iii) a 99.99% interest in Red Televisiva Megavision S.A., which is one of Chile's three largest broadcast television networks. In addition, through Cristalchile Comunicaciones S.A., the Company has a 50.0% interest in Cordillera Comunicaciones Ltda., which owns a 99.99% interest in Metropolis-Intercom S.A., one of the two Chilean cable television companies, which has approximately 33% market share at national level in the video business.

          The following chart illustrates our interests in the Chilean media and communications sectors on December 31, 2003:

                              GRAPHICS OMITTED

i.  Television Broadcasting and Other Media

History

          In November 1989, we acquired a perpetual concession to operate 21 stations of nationwide television frequency ("Channel 9" in Santiago) via public auction, under the name "Red Televisiva Megavision S.A.". Since the liberalization of the Chilean media sector, this was the first concession granted that allowed direct competition with the state-owned Television Nacional de Chile ("Channel 7") and Corporacion de Television Universidad Catolica de Chile ("Channel 13") operated by the Catholic University.

          Beginning in January 1990, Red Televisiva Megavision S.A.'s management designed a broadcast system, constructed studios, purchased and installed network equipment and assembled a team of network technicians and professionals. Only ten months after its incorporation, Red Televisiva Megavision S.A. began broadcasting in Santiago, Valparaiso and Vina del Mar. Since that time, Red Televisiva Megavision S.A. has continued to pursue an aggressive program of network expansion and development and currently owns and operates modern, technologically advanced broadcast equipment and facilities. Currently, the network links 71 transmitters and relay stations and covers over 98% of Chilean territory.

          Consistent with the our strategy of establishing strategic alliances with leading international corporations, in December 1991, we entered into a joint venture with Grupo Televisa S.A. de C.V. of Mexico, the world's largest Spanish-speaking television network. Pursuant to the terms of the joint venture, our company and other members of the Elecmetal Group sold a 49% interest in Red Televisiva Megavision S.A. to Grupo Televisa S.A. de C.V. of Mexico.

          In January 1992, our company and the other members of the Elecmetal Group transferred their interests in Red Televisiva Megavision S.A. to Comunicacion, Informacion, Entretencion y Cultura S.A., a company formed to manage our investments in the communications area. In 1991, Comunicacion, Informacion, Entretencion y Cultura S.A. diversified its media holdings through the acquisition of a 50% interest in Multimedia S.A., a Chilean publishing company and a 40% interest in a radiobroadcasting network owned by Radiodifusion y Sonido S.A, which was sold in March 1995.

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

          In April 1995, we acquired 30.4% of the capital stock of Comunicacion, Informacion, Entretencion y Cultura S.A. from Navarino S.A., another member of the Elecmetal Group, increasing our total interest in Comunicacion, Informacion, Entretencion y Cultura S.A. to approximately 80.4%. In March 1996, we formed Ediciones Chiloe S.A. in partnership with the Pearson Group (owners of the Financial Times, among other important financial publications), through its subsidiary Recoletos Chile Ltda. Upon the formation of Ediciones Chiloe S.A., Comunicacion, Informacion, Entretencion y Cultura S.A. contributed its 59.65% interest in Ediciones Financieras S.A. to Ediciones Chiloe S.A., acquiring a 75% interest in Ediciones Chiloe S.A., leaving Recoletos Chile Ltda. with a 25% interest in Ediciones Chiloe S.A.

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

          In January 1998, Comunicacion, Informacion, Entretencion y Cultura S.A. received a capital infusion of US$2.7 million. This capital investment was provided and paid for by our company, raising our ownership in Comunicacion, Informacion, Entretencion y Cultura S.A. from 84.84% to 91.6%. In addition, during February 1998, the shareholders of Red Televisiva Megavision S.A. approved a capital investment of US$5.0 million, 51% of which was subscribed and paid for by Comunicacion, Informacion, Entretencion y Cultura S.A..

          In November 1998, Comunicacion, Informacion, Entretencion y Cultura S.A. received a capital investment of US$4 million, which was provided and paid for by our company, resulting in an increase in ownership interest to 94.48%. Comunicacion, Informacion, Entretencion y Cultura S.A. and Televisa agreed to invest US$8 million in Red Televisiva Megavision S.A.. Of the total, 51% was provided and paid for by Comunicacion, Informacion, Entretencion y Cultura S.A. in December 1998. Grupo Televisa S.A. de C.V. Mexico did not exercise its right to subscribe and pay for shares, which expired on June 30, 1999 and Comunicacion, Informacion, Entretencion y Cultura S.A.'s interest in Red Televisiva Megavision S.A. was, thereby, increased from 51% to 62.64%.

          In July 1999, Comunicacion, Informacion, Entretencion y Cultura S.A. received a capital investment of US$5.7 million, which was provided and paid for by our company, resulting in a 96.6% ownership interest. On the same date, Red Televisiva Megavision S.A. received a capital investment of US$4.0 million, which was provided and paid for by Comunicacion, Informacion, Entretencion y Cultura S.A., increasing its interest in that company to approximately 69.6%.

          In April 2000, the extraordinary meeting of shareholders agreed to invest US$ 5.0 million in Red Televisiva Megavision S.A. As a result, Comunicacion, Informacion, Entretencion y Cultura S.A. S.A.'s stake in this company rose from 69.6% to 78.01%.

          On September 27, 2001, Comunicacion, Informacion, Entretencion y Cultura S.A. sold shares in Ediciones Chiloe and Ediciones Financieras to Recoletos Chile Ltda., leaving Comunicacion, Informacion, Entretencion y Cultura S.A. and Recoletos with a 50% ownership interest in Ediciones Chiloe. Comunicacion, Informacion, Entretencion y Cultura S.A. does not maintain a direct stake in Ediciones Financieras. However, Ediciones Chiloe has a 74.8% stake in Ediciones Financieras.

          On August 27, 2002, Comunicacion, Informacion, Entretencion y Cultura S.A. purchased shares of Red Televisiva Megavision S.A. from Grupo Televisa S.A. de C.V. of Mexico, increasing its participation in Red Televisiva Megavision S.A. to 99.99%, for a total of US$4.2 million.

Broadcast Television - Description of Business

          Red Televisiva Megavision S.A. is a television network that offers a full array of broadcast services. As of December 2003, Red Televisiva Megavision S.A. had 71 transmitters and retransmitters, covering approximately 98% of the Chilean territory.

          Approximately 40.8% of Red Televisiva Megavision S.A.'s air time was dedicated to syndicated programming during 2003 (54.9% in 2002), which includes soap operas and other dramatic series, films, comedies and other special events. Red Televisiva Megavision S.A. also produces its own programs, focusing on news and current events, sports and other programming suitable for family audiences. To view programming details please visit the network's web site at the following internet address: http://www.mega.cl.

          Red Televisiva Megavision S.A. competes primarily with five networks: four national competitors (Channel 7, Channel 13, Channel 11, and Channel 4) and one citywide station, located in Valparaiso. Red Televisiva Megavision S.A. has become one of Chile's top three stations measured by market share, with an audience share of approximately 23.9% during 2003 (26.1% in 2002)[3]. Red Televisiva Megavision S.A.'s programming has enabled it to maintain a stable audience share of approximately 21.7% over the last five years.

          The following table sets forth Red Televisiva Megavision S.A.'s monthly audience share:

                                           MEGA - Monthly Audience Share (1)
----------------------------------------------------------------------------------------------------------------------
                                                                                                                Annual
            Jan.    Feb.     Mar     Apr.    May      Jun.    Jul.     Aug.    Sep.    Oct.     Nov.    Dec.      Avg.
            ----    ----     ---     ----    ---      ----    ----     ----    ----    ----     ----    ----      ----

1999        20.3    24.7     18.3    17.5    18.6     19.5    19.7     20.5    20.9    20.2     19.2    19.1      19.8
2000        18.8    17.1     19.7    20.2    19.5     18.7    19.3     19.7    19.0    20.3     19.2    19.6      19.3
2001        20.6    19.1     18.3    16.4    17.0     18.0    18.4     18.7    20.4    22.1     22.7    21.6      19.4
2002        23.3    21.8     22.1    25.4    27.8     26.1    28.5     29.3    29.2    27.5     26.2    26.8      26.1
2003        25.3    21.9     21.5    22.1    24.9     22.8    22.8     21.3    25.0    25.2     26.1    28.2      23.9

Source:  Time Media

(1) Monthly share data based upon average audience figures from Monday through Sunday, measured between 9:00 a.m. and 1:00 a.m. Starting in the month of October, monthly figures for year 2002 were measured between 7:30a.m. and 1.30 a.m. Annual average for years 2002 and 2003 measured between 7:30a.m. and 1:30 a.m.

          During 2003, the Chilean TV industry grew by approximately 0.5%. Red Televisiva Megavision S.A. increased net sales by 5.6% in 2003, reaching Ch$26,182 million. During 2003 higher internal productions resulted in higher costs, therefore producing an operating income during the year of Ch$3,505 million, compared with Ch$6,024 million in 2002. Red Televisiva Megavision S.A. reported a net income of Ch$2,607 million in 2003, compared with a Ch$3,708 million net income in 2002.

          The following table sets forth the relative audience share of Chilean television broadcasters in the Santiago Metropolitan Region for the periods indicated:

____________________
[3] Measured between 7:30AM and 1:30AM, (i.e.: 18 hours daily) from Monday through Sunday.

                          Relative Audience Share (1)
                          ---------------------------

       BROADCASTERS             1999 (2)          2000 (2)           2001 (3)          2002 (3)          2003 (3)
       ------------             --------          --------           --------          --------          --------
Channel 2                         2.3                1.6                1.1               1.1               0.7
Channel 4                         5.6                8.6                9.1               8.9              11.2
Channel 5                         1.3                1.2                1.1               1.0               1.0
Channel 7                        30.0               28.7               31.0              29.1              26.1
MEGA (CH 9)                      19.8               19.3               19.1              26.1              23.9
Channel 11                       12.3               12.7               12.2              12.2              12.6
Channel 13                       28.6               28.0               26.4              21.6              24.6
                                  100%               100%              100%              100%              100%

(1) Each respective year ends December 31.
(2) Share based on average audience figures between Monday through Sunday, from 9:00 a.m. to 1:00 a.m.
(3) Share based on average audience figures between Monday through Sunday, from 7:30 a.m. to 1:30 a.m.


          The following table sets forth net sales and net income for the Chilean open TV industry for the periods indicated:

          Chilean Open TV Industry Sales and Net Income (Th Ch $)

                                      2001                            2002                             2003
                           -------------------------       -------------------------        -------------------------
                            Sales         Net Income        Sales         Net Income         Sales         Net Income
                           -------        ----------       -------        ----------        -------        ----------

CHANNEL 2*                       -            -171                -            -223               -             -421
------------------
CHANNEL 4                    3,398          -2,506            4,489          -1,028            6,242             304
CHANNEL 7                   57,137           2,579           62,996           3,405           51,352           1,491
MEGA (CH 9)                 16,772            -701           24,802           3,708           26,182           2,607
CHANNEL 11                   9,497          -1,142           10,594          -1,899           12,916             450
CHANNEL 13                  47,880          -3,965           44,649          -6,443           51,538           1,071
TOTAL                      134,683          -5,906          147,531          -2,482          148,230           5,502

* Channel 2 does not register sales for any of the years shown.

Source: Companies' FECUs filed with the SVS.

          It is noteworthy that Mega's share in Chilean open TV industry sales increased from 12.5% in 2001 to 17.7% in 2003, and has leaded net income during 2002 and 2003.

Publishing

          Our publishing operations are conducted through Comunicacion, Informacion, Entretencion y Cultura S.A., which as of December 31, 2003, had a 49.9% interest in Zig-Zag and a 50.0% interest in Ediciones Chiloe S.A. Zig-Zag S.A. is engaged in the publishing of educational material for children and the distribution of encyclopedias and other books. As of December 31, 2003, Ediciones Chiloe S.A. had a 74.8% interest in Ediciones Financieras S.A., which publishes Diario Financiero, a Chilean financial newspaper that enjoys nationwide circulation. During 2003, Ediciones Chiloe S.A. and Zig-Zag S.A. recorded a net loss of Ch$155 million and a net profit of Ch$48 million respectively, as compared to a net loss of Ch$90 million and a net profit of Ch$86 million in 2002, respectively.

          To access Diario Financiero's internet edition please access the following internet address: http://www.diariofinanciero.cl .

ii.  Cable Business

History

          Since April 1994, we have participated in the Chilean cable television business through a joint venture with TCI-Bresnan (which subsequently changed its name to Liberty Media Corporation). We entered the cable television business by acquiring several cable companies in Santiago and Vina del Mar.

          In keeping with an agreement reached between our company and TCI-Bresnan, in June 1994 both parties acquired four additional cable television companies with operations in the southern region of Chile. In December 1994, our company and TCI-Bresnan created Cordillera Holdings Comunicaciones Ltda. Our company and TCI-Bresnan each contributed to Cordillera Comunicaciones Ltda. their respective interests in the cable television companies mentioned above, concentrating all cable television operations in Cordillera Comunicaciones Ltda., known commercially as Metropolis.

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

          During 1999, the "Pay Per View" system, which allows customers to watch movies at peak times, was established.

          In April 2000 Metropolis was the first company in South America to launch digital service, which includes: NVOD (Near Video on Demand), IPG (Interactive Programming Guide), Digital Quality and Digital Music.

          In May 2000, Cristalchile announced it had settled an arbitration proceeding with Compania de Telecomunicaciones de Chile S.A., initiated in May 1998 to resolve the dispute between the parties over the development of Internet services through Metropolis-Intercom S.A. Under the terms of the agreement, our unconsolidated investment in Cordillera Comunicaciones Ltda., acquired the remaining 40% of Metropolis-Intercom S.A. and the latter acquired 100% of the HFC network it used from Compania de Telecomunicaciones de Chile S.A., both transactions for a total amount of US$ 270 million. This agreement allowed Metropolis-Intercom S.A. to offer advanced video, both analog and digital, Internet and data transmission services, among others, to the residential and corporate markets. As of December 31, 2003, Cristalchile and Liberty Media Corporation each owned 50% of Metropolis-Intercom S.A.

Cable TV - Description of Business

          Cable television is a relatively new business in Chile. The Chilean cable television industry started in 1992 with approximately 20,000 subscribers and one cable television provider. Since then, the industry has grown substantially to approximately to 786,000 subscribers at the end of 2003 (including satellite television). Despite this growth, the market is far from saturated.

          Metropolis-Intercom is a national broad-band operator that offers an array of services which include television, in its Basic, Premium, and Pay Per View plans -analog and digital platforms-, broad band Internet with Cable Modem, ADSL and, as of June 2003, wireless Wi - Fi and Internet voice over internet services. Its geographical coverage expanded during 2003, adding operations in the cities of Concepcion, Los Andes and San Felipe to its original coverage (Metropolitan and Fifth Regions, in addition to the cities of Iquique, Rancagua, Los Angeles, Temuco, Valdivia and Puerto Montt). The Company's national market share in the video business is approximately 33%. In the city of Santiago, this figure is close to 50%. In the residential broad-band Internet business the Company's market share is close to 12%.

          In July 2003, Metropolis launched IP (Internet Protocol) Telephony services, becoming the first Latin American cable operator to offer this service to homeowners and ending the year with approximately 3,639 clients. In the broadband business, 46% growth was attained during 2003, ending the year with 34,462 clients. In the video business, the Company was affected by a high unemployment and strong competition, ending the year with 231,925 basic service subscribers. In addition, the Company managed to maintain its Premium subscribers, ending the year with 23,716 analog clients and 7,783 digital clients. The Company improved results by restructuring costs, implementing new information systems, modifying processes and concentrating on sustainable growth in the broadband business. During 2003, the Company focused on expanding geographical coverage from the strong base it already had in the country's main cities, expanding the Internet business, reorienting the various processes towards a better customer service, applying an aggressive rationalization and cost-reduction program and developing new products such as IP Telephony.

          In a letter dated January 9, 2004, the Company informed the Chilean Superintendency of Securities and Insurance (SVS) that the subsidiary Cristalchile Comunicaciones S.A., owner of 50% of Metropolis Intercom S.A., had reached a preliminary agreement with Liberty Media, which is the owner of the remaining 50% of Metropolis Intercom S.A. as well as a majority shareholder of VTR S.A.; to merge Metropolis Intercom S.A. and VTR S.A. The preliminary agreement reached is subject to diverse conditions; among others, the negotiation and subscription of definite contracts, the approval of the Board of Liberty Media, including its subsidiary UGC and its independent directors, the approval of the Chilean Anti-Trust Commission, the approval of the Board of Cristalchile Comunicaciones S.A. and other required approvals. If the agreement materializes, Cristalchile Comunicaciones S.A. would be entitled to 20% of the shares of the merged company and would designate one of a total of five of its directors. It is not currently possible to quantify the financial effects of this operation for Cristalerias de Chile S.A.

          To access Metropolis Intercom S.A.'s web page please visit the following internet address: http://www.metropolis.cl.

Cable TV - Regulation

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

          Chilean regulations apply the following restrictions to limited telecommunications services: (i) they must be provided for specific persons, entities, or companies that have previously entered into a contract with the service provider; and (ii) they can be provided only within Chile.

          However, cable television companies can apply for a license to provide "intermediate telecommunications services," which consist of renting their network to other telecommunications companies. Thus, a cable television company's network can be used by third parties to provide public telecommunications services including basic telephonic services.

V.  CUSTOMERS

          In 2003, wine producers, beer producers, soft drink bottlers, liquor producers and packaged food producers comprised approximately 99% of industry demand for glass containers in Chile. We currently have leading positions within these customer groups and believe that our market position gives us the ability to take advantage of new opportunities and areas of growth in each customer segment.

          We sold our glass containers to more than 450 customers in 2003.
Sales to our leading ten customers accounted for approximately 68.3% of our net sales in 2003. The three largest customers, Vina Concha y Toro, Vina San Pedro and Compania Cervecerias Unidas, accounted for approximately 40.5% of the our net sales of glass containers in for 2003. Sales of wine bottles to Sociedad Anonima Vina Santa Rita, an affiliate controlled by us, accounted for 7.7% of our net sales in 2003.

          Generally, we do not enter into long-term supply contracts with our main clients, but do enter into non-binding annual letters of understanding with certain key customers from time to time. These letters of understanding allow us to estimate demand, as well as to plan production accordingly. Individual orders are made on the basis of purchase orders and short-term contracts of less than one year.

          Any sustained interruption, curtailment of production, or use of alternative packaging products by any major customers could affect our sales levels and accordingly, could have a material adverse impact on our company.

          Santa Rita's local customers include retailers, restaurants, hotels and specialized wine shops. Europe is the main export market reaching exports of 567 thousand cases during the year, which represents 48% of Santa Rita's total export volume. In general, products are sold through distributors in each relevant market.

Capital Expenditure Program

i.  Glass Business

          Our capital expenditure program for the glass container business is designed to achieve greater cost efficiencies and preserve our leadership in the glass container market in Chile. In 2001, 2002 and 2003 we invested US$33 million, US$14.3 million and US$33.3 million respectively. The latter included total reconstruction of furnace B, a new productive line for this furnace and equipment to reduce nitrous oxide emissions. Furnace B is equipped with the highest melting, forming, quality control and packaging technology. It has a glass melting capacity of 300 tons per day, which compares to a previous capacity of 130 tons per day for former furnace B. In addition, to complement the glass packaging production process, during the year the Company incorporated a new labeling unit and a bottle-painting machine, which allows us to deliver different color packaging to our customers.

          Over the next five years, we expect to invest approximately US$5 million to US$7 million per year in general plant improvements for the glass container facility located in Padre Hurtado. In addition, we are considering an estimated US$110 million investment to increase the Company's production capacity.

ii.  Wine Business

          Since 1988, Vina Santa Rita has pursued a strategy of investing in its grape production and winemaking facilities to improve the quality of its wines and, at the same time, increase exports. Consequently, in 1992, Vina Santa Rita initiated a capital expansion and improvement program aimed at increasing both the quality and quantity of its wines. Vina Santa Rita has invested approximately US$37.1 million since 1999, primarily in the acquisition of new land, winemaking machinery, winery operations and investments in Argentina. In 2003, US$8.1 million were invested to increase Vina Santa Rita's wine making capacity (through the acquisition of technologically advanced equipment) to increase the capacity of fine wine cellars, to increase the planted lands owned by our company, and to modernize production processes. This was accomplished by installing new stainless steel tanks and by acquiring high-tech equipment. These investments represent a key facet of Vina Santa Rita's strategic plan and have led to significant increases in productivity.

          In the agricultural area, Vina Santa Rita maintained its fine varieties plantings, all of them with pure clones of the highest quality. In addition, it continued improvements of an extensive technified irrigation system in its planted areas. In the oenologic area investments were made in civil works and winemaking equipment such as tanks, pumps, filters and cooling systems in the facilities located in Alto Jahuel, Palmilla and Vina Carmen. These investments were aimed at increasing and renovating the fine winemaking facilities and increase fine wine storage capacity. During 2003, Vina Santa Rita increased its wine making and storage capacity through the lease of a cellar in Pirque which has a storage capacity of 2.4 million liters. With this the rented capacity reaches 21.5 million liters.

iii.  Television Broadcasting Business

          In 2003, Red Televisiva Megavision S.A. (CIECSA's main subsidiary), invested approximately US$1.8 million, mainly in broadcasting equipment.

Competition

          During each of the last five years, we have accounted for more than 80% of all glass containers produced in Chile, as measured by weight. Significant direct domestic competition in the glass container business is currently limited to a single Chilean manufacturer with an approximate estimated total capacity of 50,000 to 60,000 metric tons per year. Other significant current competitors are

Argentine glass container manufacturers, whose production has historically exceeded domestic demand. Accordingly, Argentine glass container manufacturers have from time to time sold certain excess production in Chile.

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

          Our primary competition comes from manufacturers of non-glass containers or glass substitutes. These containers include plastics, aluminum cans, steel cans, and tetra-packs. An increase in use of these containers may cause a reduction in demand for our glass containers. Local production and imports of different types of containers into the Chilean market may be expected to continue to heighten competition in the container industry during 2004 and beyond. This could materially and adversely affect profit margins of our sales of glass containers in the Chilean market and, accordingly, could materially affect our operating results.

          Regarding the wine business competition is strong in the domestic market, mainly coming from two other main Chilean wineries. However, Vina Santa Rita increased its market share to 23.7% (as measured in volume) and 22.1% (as measured by net sales) which makes it industry leader in terms of net sales. In the export market, Vina Santa Rita is the third largest Chilean exporter of bottled wine, with an average export price 41% higher than the Chilean bottled wine industry. Competition in the export market is strong too, facing competitors from various countries such as traditional producers from Europe, such as France, Italy and Spain, as well as producers from the "New World", such as USA, Australia and South Africa.

New Products - Research and Development

          We seek to provide our glass customers with innovative product alternatives to meet their packaging needs. However, no single new product, refinement, or group of new products and refinements, has been introduced recently or is scheduled for introduction that would require significant or material investment in research and development. We do not anticipate significant investment in technological research and development in the near future. Rather, we intend to continue market research and to purchase established technologies in order to update and diversify our product line.

          Vina Santa Rita has a policy of continued product innovation and line extension. During the year, in the local market, priority was given to the introduction of new varieties and fine wine blends that, while complementing existing lines, add value to brands. During the year, the following products were introduced: 120 Reserva Especial Carmenere, Medalla Real Cabernet Sauvignon-Syrah, Floresta Cabernet Sauvignon-Merlot, Carmen Insigne Carmenere-Cabernet Sauvignon, 120 Tres Medallas Carmenere and Carmen Reserva Syrah. In addition the Terra Andina brand was incorporated at year end with its line of fine wines.

Raw Materials

i.  Glass Business

          The primary raw materials used in manufacturing our glass containers are soda ash, silica, limestone and recycled glass. We obtain most of the silica sand we require from our own extraction facilities and processing plants located in the San Sebastian and El Turco districts in Cartagena, Chile.

We obtain other raw materials from Chilean suppliers, with the exception of soda ash, which is obtained from foreign suppliers. The most significant materials in terms of cost are energy (natural gas and/or fuel oil and electricity) and soda ash. We maintain relations with a variety of suppliers of our other raw materials and obtain materials from each of them on the basis of current market conditions and advantages. All contracts or other agreements between third party suppliers of our principal raw materials and us contain customary commercial terms and conditions. We do not believe that we are dependent on any one supplier for a significant portion of any of our raw materials, with the exception of electrical power and natural gas, which are supplied by local utilities companies. During the previous ten years, we have not experienced any significant difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices.

          On May 2004, we received a letter from our natural gas supplier regarding restrictions to our natural gas supply for the year. This was the result of a national contingency that affected Chilean imports of natural gas, which are currently bought from Argentina. Nevertheless, our glass producing facility is enabled to replace natural gas needs either partially or totally with fuel oil.

          The use of recycled glass in the manufacturing process offers environmental and cost advantages over the use of other raw materials. In 2003, approximately 34.7% of our requirements for raw materials were supplied by recycled glass. We promote a recycling campaign and have operated a processing plant for recycled glass since 1995.

ii.  Wine Business

          In the case of Vina Santa Rita, our investment strategy has included the acquisition and planting of additional vineyards to reduce the dependence on third parties for grapes and to improve the quality of wines. In 1988, less than 20% of the grapes used in the makeup of Sociedad Anonima Vina Santa Rita's premium wines were grown in its own vineyards. The grapes we purchase from third parties are carefully controlled for quality, not only by shipment, but also by geographic source and growing technique. Vina Santa Rita's objective is to grow nearly 50% of the grape supply for its premium wines by year 2008. Currently, Sociedad Anonima Vina Santa Rita enters into purchase contracts with local growers to ensure the company has sufficient amounts of fine quality grapes to be used in its wine production. In 2003, approximately 36.4% of Sociedad Anonima Vina Santa Rita's grapes were obtained from these purchase contracts, while another 30.5% were obtained from Vina Santa Rita's own vineyards and an additional 33.1% was purchased at market. These purchase contracts require Vina Santa Rita to purchase the grapes delivered only to the extent they meet specific quality standards.

          Prices of raw materials, particularly grapes, are volatile since they depend on weather conditions in Chile as well as supply and demand conditions. Prices of raw materials such as labeling and packaging are indexed to the exchange rate fluctuations.

iii.  Television Broadcasting Business

          Red Televisiva Megavision S.A. produces its own programs, focusing on news and current events, sports and other programming suitable for family audiences. In addition, approximately 40.8% of Red Televisiva Megavision S.A.'s air time was dedicated to syndicated programming during 2003 (54.9% in 2002), which includes soap operas and other dramatic series, films, comedies and other special events, which is purchased from third parties.

Patents and Licenses

          In our glass container business we have a number of patents for a variety of products and are a licensee under several patents owned by Owens-Illinois Inc. While in the aggregate our patents are of material importance to our business, we do not consider any one patent, or group of patents, relating to a particular product, or process, to be of material importance to the business as a whole.

Technical Assistance agreement

          Our technical advisor in the glass container business is Owens Illinois Inc., a company incorporated under the laws of the State of Ohio, United States of America. Pursuant to a 1977 technical assistance agreement, Owens Illinois supplies manufacturing, engineering and other technical assistance, licensing of technology for the enhancement and modernization of the design and manufacturing of glass containers and related assistance in marketing, sales and administration. The agreement, which was renewed in 1994 for a period extending through September 2004, provides for the payment of quarterly royalties by us to Owens-Illinois Inc., and separate compensation for additional services received or equipment purchased from Owens-Illinois. The agreement may be terminated by Owens Illinois Inc. if we default in our obligations or certain events occur constituting a change in control of our company. This advisory relationship is representative of the Elecmetal Group's philosophy of seeking long-term strategic relationships with leading global companies in relevant business segments. We consider our relationship with Owens-Illinois Inc. to be on good terms.

Seasonality

          Sales of wine, beer and non-alcoholic beverage containers are seasonal. In the case of wine, shipments are typically greater in the third quarter due to the proximity of Christmas and New Year's Eve. For beer and non-alcoholic beverages, shipments are typically greater in the fourth quarter of each year, due to an increase in expected demand during warm summer months in the southern hemisphere. Our other products are subject to less seasonality.

Government Regulation

          We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile including, without limitation, labor laws, tax laws, social security laws, public health laws, consumer protection laws, environmental laws, securities and corporate laws and antitrust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

          Pursuant to Law No. 19,705 enacted in December 2000 (which amended the Chilean Securities Act No. 18,045), the controlling shareholders of a publicly traded corporation will have to sell their controlling shares only via a tender offer issued to all shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by said law, when the price to be paid is substantially higher than the market price. The price to be paid is considered substantially higher than market price when the price paid is higher than the average market price for stock transactions performed during the 90th stock busines day and the 30th stock business day before the date in which the proposed transaction (acquisiton) shall take place, plus 10% to 15% as annually determined by the Superintendencia de Valores y Seguros. Transitory Article 10 of Law No. 19,705 established a term of three years during which the controlling shareholders of publicly traded corporations would be authorized to directly sell their controlling shares to a third party without requiring the buyer to issue a tender offer to all shareholders, if the authorization to sell was granted by a General Shareholders Meeting held within a six-month period after the enactment of the said Law. We did not address Transitory Article 10 of Law No. 19,705 within the prescribed six-month period, and thus, the three-year transition period under Transitory Article 10 does not apply to our shareholders.

          There are currently no material legal or administrative proceedings pending against our company with respect to any regulatory matter and we believe, to the best of our knowledge, that it is in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business. We cannot guarantee, however, that present regulations will not be modified or that new regulations will not be enacted in the future which could materially affect the company. Although we do not expect any we cannot give assurances that the government will not institute proceedings against our company based on existing regulations.

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

          After a thorough review, we installed an electrostatic precipitator (scrubber) at our Padre Hurtado glass plant with sufficient capacity to reduce the cumulative emissions of all four furnaces to levels below the highest particulate emissions permissible, according to the Ministry of Health regulations to control atmospheric pollution in the Santiago Metropolitan Region as implemented in 1997. In 2000 we also purchased a second electrostatic precipitator for US$2.0 million, which enables our company to comply with current standards for particulate material. Operation of this precipitator began during the second quarter of 2000.

          There are no material legal or administrative proceedings pending against our company with respect to any environmental matters and we believe, to the best of our knowledge, that we are in compliance in all material respects with all applicable environmental regulations. The regulation of matters relating to environmental protection is not as well developed in Chile as it is in the United States and other countries. Our operations are now subject to Ley 19.300, Sobre Bases Generales del Medio Ambiente, or Law No. 19,300, Environmental Framework Law, which was enacted in 1994. This Chilean environmental legislation requires us to hire independent experts to conduct environmental impact assessments of any future projects, modifications to the existing facilities or activities that are likely to have a significant detrimental impact on the environment. The regulation also creates a National Environmental Commission, as well as regional commissions, to supervise any required environmental impact assessments for all new projects, including those of our company. While we believe, to the best of our knowledge, that we will continue to be in compliance with all applicable and environmental regulations, there can be no assurances that future legislative or regulatory developments will not impose restrictions on our company that would have a material effect on our operating results. Likewise, we also cannot give assurances that any governmental agency or third party will not institute proceedings against our company based on existing regulations. In addition there are no site removal or restoration costs.

VI.  Description of Property

i.  Glass Business

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

          The Padre Hurtado facility, the largest of its kind in Chile, consists of four furnaces, equipped with highly automated functions for electronically forming, blowing, cooling, cleaning and packaging glass containers through electronically-controlled processes. The plant was initially built in 1964 and has been renovated and expanded periodically ever since.

          Our company, together with other members of the Elecmetal Group and a French insurance group, constructed an office building in Santiago to house their respective central administrative offices. We own one floor and certain retail locations in this office building and relocated our executive offices from our Padre Hurtado complex to the Santiago location in March 1994.

ii.  Vina Santa Rita

          Vina Santa Rita has six production facilities. The primary cellar is located in Alto Jahuel, in the town of Buin, where fine wine is made, aged and bottled. The facility can store 17.1 million liters and includes sophisticated vinification machinery and modern bottling lines for fine wines. In Los Lirios, Rancagua, the winery owns a family-style winemaking facility with a capacity of 25.5 million liters and a plant for vinification and bottling of family wines. In Pirhuin, in the locality of Lontue, the winery owns a vinification plant dedicated exclusively to the production of fine wines, with a capacity of 8.7 million liters. In Palmilla, in the province of Colchagua, Vina Santa Rita owns a modern cellar with vinification and aging facilities for 13.2 million liters of fine red wines exclusively. In addition, in Alto Jahuel north of Vina Santa Rita's facilities, are Vina Carmen's facilities with a plant comprising modern winemaking and storage equipment and storage capacity of 8.6 million liters of fine wines. Finally, in Ugarteche, Republic of Argentina, Vina Dona Paula has a plant with machinery and vinification systems with a capacity of 760,000 liters. Complementarily, Vina Santa Rita has 4 winemaking and storage plants leased with a total capacity of 21.5 million liters located at Isla de Maipo, Quinta de Tilcoco, Cumpeo and Pirque.

          In 1992, Vina Santa Rita purchased the original Hacienda Vina Santa Rita and the surrounding estate, which included more than 1,764 plantable acres (714 hectares), a chapel, a colonial manor and a 54-acre (22-hectare) park landscaped in the nineteenth century. Vina Santa Rita has remodeled the manor and refurbished the grounds for use as a guesthouse and business retreat. In addition, during the third quarter of 1997, Vina Santa Rita incorporated a subsidiary in Argentina, Vina Dona Paula S.A., which at the time, included acquiring approximately 800 hectares of land in the Mendoza province.

          In addition, during the last quarter of 1997, Constructora Apoger S.A., a construction company in which we own an 80% interest, completed the construction of an 18-story office building with 16,500 square meters of usable space at the intersection of Av. Apoquindo and Av. Gertrudis Echenique in Santiago. Vina Santa Rita owns two floors (the 6th and 7th) of the neighbouring Edificio Metropolis to house its respective central administrative offices. The 16th floor in the same building, which is used by Vina Carmen, belongs to Cristalerias de Chile.

iii.  Television Broadcasting Business

          Red Televisiva Megavision S.A. operates its television broadcasting station from wholly-owned facilities on Av. Vicuna Mackenna, in Santiago.

ACHS Award 2003: "Vision Empresarial" (Entrepreneurial Vision)

          During 2003 the Company's President, Mr. Ricardo Claro Valdes, received the award "Vision Empresarial", granted by the ACHS (Asociacion Chilena de Seguridad), which highlights the entrepreneur's permanent and enthusiastic concern for risk prevention, a concept always present in the formation, development and strategy of his companies.

ITEM 5:  Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operation

General

          The following analysis should be read in conjunction with our consolidated financial statements, and the notes thereto, included in this annual report. We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. See Note 37 for the audited consolidated financial statements. In addition, all financial information regarding our company contained in this Form 20-F, unless otherwise indicated, has been presented in constant pesos. Chilean peso amounts have been rounded to the nearest million pesos, unless otherwise indicated, and certain tabular information and percentage amounts may not add to 100% due to rounding.

          We are the largest producer of glass containers in Chile and also produce plastic containers through related companies, making us one of Chile's largest manufacturers of packaging products. In addition to our packaging operations, we have operations in Chile's wine, media and communications, and real estate industries, through our interests in Vina Santa Rita, Comunicacion, Informacion, Entretencion y Cultura S.A., Cristalchile Comunicaciones S.A. and Constructora Apoger S.A., respectively.

          The following table sets forth the percentage of net sales attributable to each of our lines of business for the periods indicated:


                                                             Results by Business Area (1)
                                                      Millions of constant pesos and percentages
                                                      ------------------------------------------

                                                     2001                 2002                2003
                                                     ----                 ----                ----
                                                   Ch$        %        Ch$       %         Ch$       %
                                                   ---       ---       ---      ---        ---      ---
Glass Packaging                                   68,435     46.3     71,768    44.1      74,549    43.9
Wine (Vina Santa Rita)                            67,698     45.9     72,438    44.5      74,940    44.1
Media & Communications (CIECSA S.A.)              16,772     11.4     25,063    15.4      26,545    15.6
Real Estate (Apoger)                               1,181      0.8       --- (2)  ---(2)     --- (2)  --- (2)
Adjustment (1)                                    (6,437)    (4.4)    (6,601)   (4.1)     (6,093)   (3.6)

TOTAL                                            147,649   100.0   162,668     100.0     169,941   100.0

-----------------

(1) Adjustments are made to reflect the net effect of inter-company transactions. In the consolidated financial statements, adjustments have been made to reflect third party sales in each business sector.

(2) Constructora Apoger S.A. did not have any sales in 2002 and 2003 because 100% of its office space was sold by 2001.

          The results of our packaging and media and communications operations are dependent on the general level of economic activity in Chile, and, in particular, on sales levels in the wine, non-alcoholic beverages and beer sectors of the Chilean economy. The Chilean economy, including these sectors, has experienced growth during recent years, which has resulted in increased overall demand for our packaging products. Sales of wine bottles accounted for 62.3% of net sales of our glass containers during 2003 and 61.8% of net sales during 2002. Sales are dependent in large part on levels of Chilean wine exports to Europe, North America, Asia and other countries in Latin America.

          Among other factors, our results and prospects may be materially and adversely affected if the rate of Chilean inflation exceeds the rate of inflation experienced in the United States (or other major trading partners of Chile), and the Chilean peso is not sufficiently devalued relative to the currencies of such countries. If this occurs, the costs of imports from such countries may become more attractive to our Chilean customers and the price of Chilean exports packaged in our containers, and Vina Santa Rita's wines may become less attractive to purchasers of these exports. In particular, approximately 54.5% of Santa Rita's consolidated revenues came from exported wines, which depend primarily on the exchange rate's evolution. At the same time, most of its costs are mainly related with Chile's rate of inflation. Therefore, fluctuations of the exchange rate could have favorable or unfavorable effects on Santa Rita's results.

          During the last several years, our packaging operations have experienced a concentration in sales in the wine, beer and non-alcoholic sectors. This shift is largely attributable to an increase in wine exports, the introduction of new containers, growth in consumption in all sectors and increasing competition from non-glass containers comprised mostly of plastic substitutes. Over the same period, Vina Santa Rita's sales have increasingly relied upon the continued strength of export markets.

          The following table sets forth the percentage of net sales of our company's glass container operations attributable to each of our company's glass container products for the periods indicated. See "Item 4. "Information on the company" for the actual net sales for each product:

          YEAR (1):        2001           2002            2003
          ---------        ----           ----            ----
Product Sector
   Wine                    59.2%          61.8%           62.3%
   Beer                    14.1           14.9            15.1
   Soft Drinks             14.9           13.0            12.3
   Liquor                   8.3            7.5             7.7
   Food                     2.7            2.2             2.1
   Pharmaceuticals          0.8            0.6             0.5
                         ---------      ------          ------
TOTAL                       100%           100%            100%
---------------------
(1) Each respective year ends December 31.

          The following table sets forth certain financial information as a percentage of our net sales for the periods indicated:

                                                                   Year ended December 31,
                                                          -------------------------------------------
                          YEAR:                           2001               2002                2003
                          -----                           ----               ----                ----

Net Sales                                                100.0%             100.0%              100.0%
Cost of Sales                                            (61.6)             (58.8)              (62.2)
Gross Margin                                              38.4               41.2                37.8
Selling & Administrative expenses                        (15.4)             (15.3)              (15.7)
Operating income                                          23.0               25.8                22.2
Non-operating income (loss)                               (6.0)              (8.1)              (16.5)
  Equity in net income (loss) of related companies        (5.2)              (5.5)               (2.7)
  Interest income (expense), net                          (2.9)              (2.7)               (2.5)
  Other non-operating income (expense), net                2.8               (1.7)               (0.8)
  Price-level restatement                                 (0.7)               1.9               (10.5)
Income tax                                                (3.5)              (4.0)               (0.8)
Extraordinary items                                        1.3               --                  --
Minority interest                                         (2.2)              (2.8)               (1.1)
                                                          ----               ----                ----
Net Income                                                12.5%              11.0%                3.9%
-----------------

(1) Set forth in millions of constant pesos of December 31, 2003 purchasing power.

Critical Accounting Estimates

          Financial Reporting Release No. 60, as updated by Financial Reporting Release No. 72, which were released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting estimates and assumptions used in the preparation of the financial statements that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. It should be noted that in many cases, the accounting treatment of a particular transaction is specifically dictated by Chilean GAAP. Additionally, significant differences can exist between Chilean GAAP and U.S. GAAP, as explained in the section "U.S. GAAP Reconciliation" below. There are also areas in which management's judgment in selecting available alternatives would not produce materially different results. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 of the consolidated financial statements.

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

Impairment of Long-lived assets

          We assess the impairment of our long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Long lived assets include property, plants, equipment, investments in other companies, intangible and other assets. Factors we consider important, which could trigger an impairment review include the following:

     o significant underperformance relative to expected historical or projected future operating results;

     o significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

     o    significant negative industry or economic trends.

          When we determine that the carrying value of long- lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to take an impairment charge. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the assets, we recognize an impairment loss. The measurement of the impairment loss is based on the fair value of the long-lived assets which we generally determine using a discounted cash flow approach, stock valuations and recent comparable transactions in the market. In order to so estimate future cash flows, we must make assumptions about future events that are uncertain at the time of estimation. For example, we make assumptions and estimates about future interest rates, foreign exchange rates, price increases, and cost trends such as taxes and plant repair and maintenance and programming costs. As a result, the actual cash flows may materially differ from our estimate and we may be required to record impairment charges in the future. Net long-lived assets amounted to Ch$160,859 million as of December 31, 2003 and Ch$157,202 million as of December 31, 2002. During 2001, 2002 and 2003, we did not record impairment charges.

Impairment of Goodwill

          We assess the impairment of goodwill in a similar manner as long-lived assets. The measurement of the impairment loss is based on the fair value of the investment, which we generally determine using a discounted cash flow approach, stock valuations and recent comparable transactions in the market. In order to estimate fair value, we must make assumptions about future events that are uncertain at the time of estimation. The results of these analyses show that the goodwill in consolidated subsidiaries were not impaired. Net goodwill amounted to Ch$8,978 million and Ch$9,822 million as of December 31, 2003 and 2002, respectively.

Impairment of Investments in Related Companies

          We have ownership participation in several companies in the wine, glass container, plastic packaging and cable and communications industries that are accounted for using the equity method. Under the equity method, an investor recognizes its share of the earnings or losses of an investee in the periods for which they are reported by the investee in its financial statements. An investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment including any impairment charges determined by the investee and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment. Thus, the equity method recognizes increases or decreases, measured by generally accepted accounting principles in the economic resources underlying the investments.

          In addition to the test for impairment performed by the investee, we also review our equity method investments to determine if an other-than temporary loss has occurred. A series of operating losses of an investee or other factors may indicate that an other-than temporary decrease in the value of the investment has occurred, which should be recognized in our results of operations even though the decrease in value is in excess of what would otherwise be recognized by application of the equity method. We have analyzed each of our investments in related companies, concluding that none have other-than temporary decreases in value and therefore no additional impairments have been recorded in our investments in related companies. Investments in related companies amounted to Ch$103,059 million and Ch$110,749 million as of December 31, 2003 and 2002, respectively.

Income and Deferred Taxes

          In accordance with Chilean law, our company and each of our subsidiaries compute and pay tax on a separate basis. We estimate our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. As a transitional provision under Chilean GAAP, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates in effect at the time of reversal. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance. Revisions to the estimated realizable value of deferred tax assets, estimated average reversal periods of contra assets or liabilities, or any other relevant assumptions could cause our provision for income taxes to vary significantly from period to period. The net deferred tax liability was Ch$2,970 million and Ch$2,855 million as of December 31, 2003 and 2002, respectively.

Fair value of Financial Derivative Instruments

          Our financial derivative instruments consist of short duration foreign currency forward exchange contracts to purchase and sell U.S. dollars and Chilean Unidades de Fomento (UFs). We record these forward contracts at fair value. Generally, fair values under Chilean GAAP are estimated using the closing spot exchange rate at the period end, because listed forward market prices between these currencies are not widely available in the Chilean market, and spot rates are the accepted local standard used to estimate fair value. If methods used to assess fair value were to change in the future, our net position as it relates to our forward foreign exchange contracts could also change. The net liability related to forward contracts was Ch$2,398 million and Ch$629 million as of December 31, 2003 and 2002, respectively.

Argentine peso to U.S. dollar Exchange Rate

          From 1991 through 2001, the Argentine peso was pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar. In early December 2001, restrictions were put in place that prohibited cash withdrawals from banks and currency exchange activity was effectively halted.

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

          According to Oficio Circular No. 81 of the Chilean Superintendencia de Valores y Seguros, dated January 22, 2002, the subsidiary Cristalchile Inversiones S.A. adjusted financial statements of Rayen Cura S.AI.C. as of December 31, 2001, considering an exchange rate of 1.7 Argentine pesos per U.S. dollar. The accounting charge to results as a consequence of the devaluation of the Argentine peso using this exchange rate was Ch$2,316 million as of December 31, 2001. If a different exchange rate had been used, a materially different adjustment could have resulted.

Chilean Technical Bulletin No. 64 on Foreign Investments

          In accordance with BT 64, described in Note 2(o) to the consolidated financial statements, the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and which are not considered to be an extension of the parent company's operations, are measured in U.S. dollars. We have remeasured our foreign investments into U.S. dollars under this requirement as follows:

o Monetary assets and liabilities are translated at year-end rates of exchange between the United States dollar and the local currency.

o All non-monetary assets, liabilities, and shareholders' equity are translated at historical rates of exchange between the United States dollar and the local currency.

o Income and expense accounts are translated at average rates of exchange between the United States dollar and the local currency.

o The effects of any exchange rate fluctuations are included in the results of operations for the period.

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

2003 Compared with 2002

          Our consolidated results include the results of each of Vina Santa Rita, Comunicacion, Informacion, Entretencion y Cultura S.A., Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Constructora Apoger S.A. All companies contribute to sales and operating results except for Cristalchile Comunicaciones S.A. and Cristalchile Inversiones S.A., which do not contribute to sales or operating results because they are not controlled and are therefore accounted for under equity method.

Net Sales

          Our consolidated sales reached Ch$169,941 million (US$286.2 million), which represents a 4.5% increase over year 2002. This increase is primarily explained by higher sales in the glass container business (3.9%), Vina Santa Rita (3.5%), and Comunicacion, Informacion, Entretencion y Cultura S.A. (5.9%). During 2003, net sales from the glass container operations, Vina Santa Rita and Comunicacion, Informacion, Entretencion y Cultura S.A. were 40.3%, 44.1% and 15.6% of total consolidated net sales, respectively.

          In 2003, the glass container operations reported sales of Ch$74,549 million (US$125.5 million), a 3.9% increase over 2002. Sales volume measured in tons increased by 6.2% to 259,639 tons during 2003, while average prices per ton as measured in constant pesos decreased approximately 2.2% during 2003. Net sales of glass containers to the wine industry showed a 4.7% growth over 2002, due to an 8.3% increase in exports of bottled wine, which reached
24.5 million cases in 2003. Net sales to the non-alcoholic beverage sector decreased by 1.5% due to lower sales of one-way formats, partially compensated by higher sales of returnable formats due to the launching of a 237cc crown top bottle. Net sales in the beer sector increased by 5.2% during the year due to higher sales of one-way formats, partially compensated by lower sales of returnable formats. Liquor bottle net sales increased by 7.5% due to the launching of a 700cc format for a new pisco brand. Net sales of containers to the food industry decreased by 3.3% due to the sluggish economic recovery.

          Vina Santa Rita's consolidated net sales increased by 3.5% reaching Ch$74,940 million (US$126.2 million) in 2003. Vina Santa Rita's wine sales in liters to the domestic market grew by 3.3%, while export volumes increased by 4.1% during 2003. Prices in the local market dropped by 3.9% in real terms as a result of strong competition. Net sales in constant pesos to the domestic market decreased by 0.7% while net export sales rose strongly by 7.6% as a result of the volume increase and also due to the appreciation of the EURO and other export currencies against the U.S. dollar during the year. This volume sales increase in the export market was due to increased exports to Canada, 11.7%; Asia plus Africa, 38.6% and Latin America, 16.9%; partially offset by lower sales to Europe, 0.2% and the United States, 0.5% during the year. Vina Santa Rita sold its wines for an average price of US$33.1 per case, an increase of 8.1% over 2002. This average price per case is 41% higher than the average export price per case for the Chilean bottled wine industry as a whole, which averaged US$23.5 per case in 2003 (US$23.1 in 2002).

          Comunicacion, Informacion, Entretencion y Cultura S.A.'s net sales during 2003 reached Ch$26,545 million (US$44.7 million), representing a 5.9% increase over 2002, coming from its main subsidiary, Red Televisiva Megavision S.A. This sales increase was attributable to Mega's higher proportional participation in total Chilean TV advertising spending during 2003. Red Televisiva Megavision S.A. achieved an average audience share of 23.9% in 2003 compared with 26.1% in 2002.

Cost of Sales

          Cost of sales for our glass and plastic container operations include, among other things, the cost of raw materials, such as silica sand, soda ash, limestone, recycled glass, energy (natural gas and electricity), PET, HDPE, depreciation expenses attributable to production, wages, other employment expenses associated with production and certain overhead expenses and for Vina Santa Rita also include, among other things, grapes, packaging materials (such as corks and labels), glass bottles, chemical products and Tetra packs. For Comunicacion, Informacion, Entretencion y Cultura S.A., costs of sales also include, among other things, programming costs.

          Consolidated cost of sales during 2003 was Ch$105,686 million, representing a 10.4% increase over 2002. Cost of sales as a percentage of net sales was 62.2% in 2003 and 58.8% in 2002.

          Cost of sales for the glass container operations was Ch$44,636 million during 2003, representing a 6.6% increase over 2002. Cost of sales as a percentage of net sales for the glass packaging operations increased from 58.3% in 2002 to 59.9% in 2003. This increase is due to products imported while furnace B was reconstructed.

          Cost of sales for Vina Santa Rita totaled Ch$47,550 million in 2003, representing a 5.7% increase over 2002. Higher volumes in both the export and local markets help explain this increase. Cost of sales as a percentage of net sales increased from 62.1% in 2002 to 63.5% in 2003 due to higher costs of wine grape musts.

          Cost of sales for Comunicacion, Informacion, Entretencion y
Cultura S.A. totaled Ch$19,273 million in 2003, compared to Ch$15,466 million in 2002, a 24.6% increase. Cost of sales as a percentage of net sales increased from 61.7% in 2002 to 72.6% in 2003, as higher internal productions resulted in higher costs.

Selling and Administrative Expenses

          Consolidated selling and administrative expenses in 2003 totaled Ch$26,614 million, representing a 6.8% increase over 2002. As a percentage of sales, however, selling and administrative expenses increased slightly (15.7% in 2003 and 15.3% in 2002).

          Selling and administrative expenses for the glass container operations totaled Ch$5,567 million in 2003, representing a 2.0% decrease as compared with 2002. As a percentage of sales, SG&A expenses were 7.5% (7.9% in 2002).

          Selling and administrative expenses for Vina Santa Rita totaled Ch$17,660 million in 2003, representing a 12.6% increase over 2002. As a percentage of net sales, selling and administrative expenses were 21.7% in 2002 and 23.6% in 2003. This increase was mainly attributable to higher sales along with additional promotional and marketing efforts in the local and export markets.

          Selling and administrative expenses for Comunicacion, Informacion, Entretencion y Cultura S.A. totaled Ch$3,750 million in 2003, representing a 3.6% increase from 2002. As a percentage of net sales however selling and administrative expenses were 14.1% in 2003 and 14.4% in 2002.

Operating Income

          Consolidated operating income for 2003 was Ch$37,642 million (US$63.4 million), which represents a 10.4% decrease compared with 2002. Consolidated operating margin was 22.1% during 2003 (25.8% in 2002).

          Operating income from the glass container operations totaled Ch$24,347 million (US$41.0 million) in 2003, 0.5% over 2002. Operating margin decreased from 33.8% in 2002 to 32.7% in 2003, mainly due to higher costs of sales due to products imported while furnace B was reconstructed.

          Operating income for Vina Santa Rita decreased by 17.2% to Ch$9,730 million during 2003. Operating margin decreased from 16.2% in 2002 to 13.0% in 2003, as a result of higher costs of musts, lower prices in the domestic market and higher marketing expenditures to support export and domestic sales.

          Comunicacion, Informacion, Entretencion y Cultura S.A. reached an operating income of Ch$3,521 million in 2003, compared to an operating income of Ch$5,978 million in 2002. This is due to a decrease in the operating result at Red Televisiva Megavision S.A. While sales increased, operating income at Mega decreased reaching Ch$3,505 million (US$5.9 million) in 2003, compared with Ch$6,024 million operating income in 2002. Operating margin at CIECSA decreased as well, from 23.9% in 2002 to 13.3% of net sales in 2003, due to higher costs at Mega from more internal productions.

Non-operating Income (Loss)

          During 2003, we recorded a consolidated non-operating loss of Ch$28,027 million, compared with a Ch$13,132 million non-operating loss during 2002. The following table sets forth the non-operating income (loss) detail for the periods indicated:

                                                     Year Ending December 31,
                                                      (Million constant pesos)
                                                  ------------------------------
                                                      2002            2003
                                                  ----------       ----------
                                                      Ch$              Ch$
Equity in net loss of related companies              (8,991)          (4,539)
Goodwill amortization                                  (653)            (577)
Interest expense, net                                (4,330)          (4,236)
Price-level restatement, net                         (1,971)            (803)
Foreign currency translations, net                    4,998          (17,065)
Other non-operating income (expense), net            (2,185)            (808)
                                                  ----------       ----------
TOTAL non-operating loss                            (13,132)         (28,027)

          The increase in the non-operating loss is mainly attributed to the following: in 2003, we registered a loss from exchange differences of Ch$17,065 million compared to income of Ch$4,998 million in 2002.

          The loss from exchange differences was originated by a decrease of the U.S. dollar/Chilean peso exchange rate that affected the Company's net positive foreign currency position. The net positive foreign currency position results from the following: U.S. dollar-denominated financial assets plus foreign currency future exchange contracts, minus foreign currency-denominated liabilities.

          The aforementioned loss was partially compensated by a lower net loss from unconsolidated subsidiaries of Ch$4,539 million (Ch$8,991 million loss in 2002), mainly due to improved results at Rayen Cura and Vina Los Vascos and a lower loss at Metropolis-Intercom. The net loss from subsidiaries includes a Ch$4,175 million charge (Ch$4,096 million charge in 2002) corresponding to goodwill amortization, which does not constitute cash flow.

Minority Interest

          During 2003, minority interest participation in income was Ch$1,841 million compared to Ch$4,596 million during 2002. This decrease is primarily explained by lower performance at Vina Santa Rita and Comunicacion, Informacion, Entretencion y Cultura S.A. during 2003.

Income Taxes

          Our individual tax expense was Ch$1,464 million in 2003 compared to Ch$4,075 million in 2002. Our effective tax rate was 18.6% in 2003 and 18.6% in 2002. Taxes are imposed separately on each company. Income is not consolidated for tax purposes.

Net Income

          During 2003, our net income was Ch$6,427 million (US$10.8 million), compared to Ch$17,837 million in 2002. At consolidated level, this is explained by a lower operating income but mainly by a higher non-operating loss that reached Ch$28,027 million in 2003 (Ch$13,132 million loss in 2002). This was partially compensated by lower charges for income tax and minority interest in 2003

(Ch$1,348 million and Ch$1,841 million respectively, compared to Ch$6,462 million and Ch$4,596 million charges in 2002, respectively).

2002 Compared with 2001

          Our consolidated results include the results of each of Vina Santa Rita, Comunicacion, Informacion, Entretencion y Cultura S.A., Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Constructora Apoger S.A. All companies contribute to sales and operating results except for Cristalchile Comunicaciones S.A. and Cristalchile Inversiones S.A., which do not contribute to sales or operating results because they are not controlled and are therefore accounted under equity method.

Net Sales

          Our consolidated sales reached Ch$162,668 million (US$273.9 million), which represents a 10.2% increase over year 2001. This increase is primarily explained by higher sales in the glass container business (4.9%), Vina Santa Rita (7.0%), and Comunicacion, Informacion, Entretencion y Cultura S.A. (49.4%). During 2002, net sales from the glass container operations, Vina Santa Rita and Comunicacion, Informacion, Entretencion y Cultura S.A. were 42.4%, 42.7% and 14.8% of total consolidated net sales, respectively.

          In 2002, the glass container operations reported sales of Ch$71,768 million (US$120.9 million), a 4.9% increase over 2001. Sales volume measured in tons increased by 4.1% to 244,402 tons during 2002, while average prices per ton as measured in constant pesos increased approximately 0.7% during 2002. Net sales of glass containers to the wine industry showed a 9.5% growth over 2001, due to a 5.6% increase in exports of bottled wine, which reached
22.6 million cases in 2002. Net sales to the non-alcoholic beverage sector decreased by 8.6% despite an increase in net sales of one-way containers due to stock build-ups from client returnable formats during 2001. Net sales in the beer sector increased significantly by 10.5% during the year due to the success of non-returnable (one-way) formats, namely the 250 cc and 1,000 cc bottles. Net sales of containers to the food industry decreased by 13.5% due to lower food exports within Latin America.

          Vina Santa Rita's consolidated net sales increased by 7.0% reaching Ch$72,439 million (US$122.0 million) in 2002. Sociedad Anonima Vina Santa Rita's wine sales in liters to the domestic market grew by 13.0%, while export volumes increased by 7.0% during 2002. Prices in the local market dropped by 13.0% in real terms as a result of strong competition and lower raw material costs due to a large harvest, which caused an oversupply of wine. Net sales in constant pesos to the domestic market decreased by 2.0% while net export sales rose by 15.0% during the year as a result of the volume increase and a 9.7% depreciation of the Chilean peso against the U.S. dollar during 2002. This volume sales increase in the export market was due to increased exports to Europe, 7.3%; the United States, 8.7% and Canada, 21.8%; partially offset by lower sales within Latin America, 7.5%; and Asia plus Africa, 8.8% during the year. Vina Santa Rita sold its wines for an average price of US$30.6 per case, an increase of 1.6% without considering the favorable increase in the U.S. dollar to Chilean peso exchange rate. This average price per case is 32% higher than the average export price per case for the Chilean wine industry as a whole, which averaged US$23.1 per case in 2002 (US$23.9 in 2001).

          Comunicacion, Informacion, Entretencion y Cultura S.A.'s net sales during 2002 reached Ch$25,064 million (US$42.2 million), representing a 49.4% increase over 2001, mainly coming from its main subsidiary, Red Televisiva Megavision S.A. This considerable sales increase was attributable to a higher viewership share resulting from increased acceptance of new live programming, which led to increased advertising spending. Red Televisiva Megavision S.A. achieved an average audience share of 26.1% in 2002 compared with 19.1% in 2001.

          Constructora Apoger S.A. did not record sales in 2002 since the previous year it had sold the remaining unsold space in the office building it constructed in the district of Las Condes in Santiago.

Cost of Sales

          Cost of sales for our glass and plastic container operations and for Vina Santa Rita include, among other things, the cost of raw materials, such as silica sand, soda ash, limestone, recycled glass, energy (natural gas and electricity), PET, HDPE, grapes, packaging materials, depreciation expenses attributable to production, wages, other employment expenses associated with production and certain overhead expenses. For Comunicacion, Informacion, Entretencion y Cultura S.A., costs of sales also include, among other things, programming costs.

          Consolidated cost of sales during 2002 was Ch$95,726 million, representing a 5.2% increase over 2001. However, as a percentage of sales, costs decreased to 58.8% of sales, down from 61.6% in 2001.

          Cost of sales for the glass container operations was Ch$41,860 million during 2002, representing a 1.1% increase over 2001, due to higher costs coming from the depreciation of the Chilean peso against the U.S. dollar, which had a direct effect on the cost of energy and imported materials. Cost of sales as a percentage of net sales for the glass packaging operations decreased from 61% in 2001 to 58% in 2002.

          Cost of sales for Vina Santa Rita totaled Ch$45,002 million in 2002, representing a 7.7% increase over 2001. Higher volumes in both the export and local markets help explain this increase. Cost of sales as a percentage of net sales increased from 61.7% in 2001 to 62.1% in 2002 due to higher dry costs (dry costs include corks, bottles and labeling). Cost of raw materials, such as grape musts, in the local market dropped 6.1% in real terms as a result of the 2002 harvest, which surpassed that of 2001 and caused an oversupply of grape musts in the Chilean wine market.

          Cost of sales for Comunicacion, Informacion, Entretencion y Cultura S.A. totaled Ch$15,466 million in 2002, 14.6% over 2001. However, cost of sales as a percentage of net sales decreased from 80.0% in 2001 to 62.0% in 2002.

Selling and Administrative Expenses

          Consolidated selling and administrative expenses in 2002 totaled Ch$24,916 million, representing a 9.5% increase over 2001. As a percentage of sales, however, selling and administrative expenses remained flat(15.4% in 2001 and 15.3% in 2002).

          Selling and administrative expenses for the glass container operations totaled Ch$5,679 million in 2002, representing a 4.2% increase over 2001. However, as a percentage of sales, SG&A expenses remained flat at 8.0%.

          Selling and administrative expenses for Vina Santa Rita totaled Ch$15,690 million in 2002, representing a 10.0% increase over 2001. This increase was mainly attributable to higher sales along with additional promotional and marketing efforts in the local and export markets. As a percentage of net sales, selling and administrative expenses were 21.7% in 2002 and 21.1% in 2001.

          Selling and administrative expenses for Comunicacion, Informacion, Entretencion y Cultura S.A. totaled Ch$3,619 million in 2002, representing a 38.6% increase from 2001 due to the considerably higher sales level reached in 2002. As a percentage of net sales however selling and administrative expenses were 14% in 2002 and 16% in 2001.

Operating Income

          Consolidated operating income for 2002 was Ch$42,026 million (US$70.8 million), which represents a 24.0% increase compared with 2001. Consolidated operating margins increased to 25.8% during 2002 (23.0% in 2001).

          Operating income from the glass container operations totaled Ch$24,229 million (US$40.8 million) in 2002, a 12.3% increase over 2001. Operating margin increased from 31.5% in 2001 to 33.8% in 2002, mainly due to increased sales volume, better efficiencies and decreased sales of lower-margin imported products.

          Operating income for Vina Santa Rita increased by 1.0% to Ch$11,746 million during 2002. Operating margin for Vina Santa Rita decreased from 17.2% in 2001 to 16.2% in 2002, as a result of higher marketing expenditures to support export and domestic sales.

          Comunicacion, Informacion, Entretencion y Cultura S.A. reached an operating income of Ch$5,978 million in 2002, compared to an operating income of Ch$661 million during 2001. This is due to improved operating results at Red Televisiva Megavision S.A. Improved programming produced more advertising sales and increased operating income at Mega reaching Ch$6,024 million (US$10.1 million) in 2002, compared with Ch$661 million operating income in 2001. Operating margin increased importantly as well, from 3.9% in 2001 to 23.9% of net sales in 2002.

Non-operating Income

          During 2002, we recorded a consolidated non-operating loss of Ch$13,132 million, compared with an Ch$8,786 million loss during 2001. The following table sets forth the non-operating income detail for the periods indicated:

                                                    Year Ending December 31,
                                                  ---------------------------
                                                  (Millions of constant pesos)
                                                      2001            2002
                                                    --------        --------
                                                      Ch$             Ch$
Equity in net loss of related companies               (7,692)         (8,991)
Goodwill amortization                                   (855)           (653)
Interest expense, net                                 (4,257)         (4,330)
Price-level restatement, net                          (2,361)         (1,971)
Foreign currency translations, net                     1,401           4,998
Other non-operating income (expense), net              4,978          (2,184)
                                                    --------        --------
TOTAL non-operating loss                              (8,786)        (13,132)

          The increase in the non-operating loss is mainly attributed to the following: in 2001, we registered an extraordinary income generated from the sale of investment shares of CGE (Compania General de Electricidad), which generated a Ch$3,007 million income, and the association in the plastic container market through a joint venture between Crowpla-Reicolite S.A. and Multipack, which generated a Ch$2,071 million gain on the transfer to joint-venture during 2001. In 2002, we recorded a higher net loss from investments in related companies that amounted to Ch$8,991 million (Ch$7,692 million in

2001), mainly due to higher losses in Rayen Cura S.A.I.C. (Ch$2,145 million in 2002, Ch$1,841 million in 2001) as a consequence of the Argentine peso devaluation [4] and in Cordillera Comunicaciones Ltda. The latter net loss includes a Ch$4,096 million charge (Ch$4,114 million charge in 2001) that corresponds to goodwill amortization, which does not constitute cash flow. The aforementioned was partially compensated by a higher income from foreign currency translations (Ch$4,998 million in 2002 compared to Ch$1,401 million in 2001).

Minority Interest

          During 2002, minority interest participation in income was Ch$4,596 million compared to Ch$3,299 million during 2001. This increase is primarily explained by improved performance at Vina Santa Rita, and Comunicacion, Informacion, Entretencion y Cultura S.A. during 2002.

Income Taxes

          Our individual tax expense was Ch$4,075 million in 2002 compared to Ch$3,475 million in 2001. Our effective tax rate was 18.6% in 2002, as compared to 17.3% in 2001. Taxes are imposed separately on each company. Income is not consolidated for tax purposes.

Extraordinary Items

          In 2002 we did not record extraordinary items. In 2001 we had a Ch$1,857 million income from extraordinary items, corresponding to a reversal of a maintenance provision for Furnace C in the glass container business.

Net Income

          During 2002, our net income was Ch$17,837 million (US$30.0 million), compared to Ch$18,486 million in 2001. Despite achieving a 24.0% higher operating income, net income was lower. This is explained by a higher non-operating loss that reached Ch$13,132 million in 2002 (Ch$8,786 million in 2001), a higher income tax (Ch$6,462 million in 2002 compared to Ch$5,183 million in 2001), and an increase in the participation of minority interest in results from operations in subsidiaries (Ch$4,596 million in 2002 compared to Ch$3,299 million in 2001) and the absence of extraordinary items during year 2002 (Ch$1,857 million income in 2001).

Liquidity and Capital Resources (2003 compared with 2002)

          We generated a net cash flow from operations of Ch$35,435 million in 2003 and Ch$49,870 million in 2002. At December 31, 2003, we had working capital of Ch$127,707 million, compared with working capital of Ch$139,338 million at December 31, 2002. We have historically financed our working capital requirements with cash generated from operations. In the future, we expect to continue to finance our working capital requirements from cash generated by operations. Our management believes that our working capital is sufficient for our present requirements. In the event that cash generated from operations is at any time insufficient to finance our working capital requirements, we would seek to finance such working capital needs through new debt financing.

__________________
[4]   Considering an exchange rate of 3.32 Argentine pesos per US dollar.

          Current assets decreased by Ch$14,194 million, or 7.9% over the previous year, primarily due to decreases in time deposits and marketable securities of Ch$8,847 million and Ch$8,523 million, offset by an increase of Ch$3,139 million in recoverable taxes. The decrease in marketable securities is primarily due to the depreciation of the US Dollar to Chilean Peso exchange rate from Ch$718.61 to Ch$593.80 per US Dollar.

          Shareholders' consolidated equity was Ch$228,322 million as of December 31, 2003 and Ch$233,643 million as of December 31, 2002. Our ratio of total debt to equity was 0.92:1 on December 31, 2003 and 0.96:1 at December 31, 2002. In August 2002 Cristalerias effected a long-term bond placement for 4,100,000 Chilean Unidades de Fomento, or ChUF, (equivalent to US$90.1 million) in the local market. Of the total, ChUF 2,000,000 were placed with a final maturity of 6 years at an annual interest rate of 5.3% and ChUF 2,100,000 were placed with a final maturity of 21 years at an annual interest rate of 6.5%. During September 2002, part of the funds obtained from the bond issuance were used to prepay half (US$50 million) of an existing syndicated loan. The remaining balance of the syndicated loan (US$50 million) was renegotiated during October 2002 with nine international financial institutions, with a final maturity of 5 years, amortizations beginning 42 months from the closing date and at an annual interest rate of LIBOR plus 0.8%.

          Total indebtedness owed to banks and financial institutions and to the public in the form of bonds for our company, including accrued interest, was Ch$128,813 million on December 31, 2003 and Ch$140,735 million at December 31, 2002. Short-term indebtedness with financial institutions and the public was Ch$5,843 million at December 31, 2003, which represented the short-term debt and current portion of long-term debt and Ch$6,383 million on December 31, 2002. At fiscal year end 2003, long-term indebtedness owed to banks and financial institutions and to the public in the form of bonds (excluding the short-term portion) totaled Ch$122,970 million of which Ch$ 33,294 million was long-term obligations with banks and financial institutions and Ch$89,676 million in long-term obligations to the public represented by bonds. We believe that the terms and conditions of our debt agreements are not out of the ordinary and that we are in compliance in all material respects with such terms and conditions. For further information with respect to the material terms of our and our subsidiaries' indebtedness, see Notes 17 and 19, of the consolidated financial statements.

          During 2003, we incurred capital expenditures of Ch$25,644 million at a consolidated level. The aforementioned figure included Ch$19,763 million (US$33.3 million) related to the glass container business. The latter included total reconstruction and capacity increase of one of our four glass melting furnaces (furnace B) and the incorporation of a new production line (which now total twelve). During 2003, Ch$ 4,830 million (US$8.1 million) were invested to increase Vina Santa Rita's wine making capacity (through the acquisition of technologically advanced equipment) to increase the capacity of fine wine cellars, to increase the planted lands owned by our company, and to modernize production processes. This was accomplished by installing new stainless steel tanks and by acquiring high-tech equipment. In 2003, Red Televisiva Megavision S.A. (CIECSA's main subsidiary), invested approximately Ch$ 1,051 million (US$1.8 million), mainly in broadcasting equipment.

          In 2002, we incurred capital expenditures of Ch$15,654 million at consolidated level, which included Ch$10,403 million (US$17.5 million) related to the glass container business. The latter included the partial refurbishing of furnace A and its glass-forming machines. In 2002, Santa Rita invested Ch$ 4,728 million (US$8.0 million) mainly in the agricultural and oenologic areas, aimed at increasing and renovating the fine winemaking facilities and increase fine wine storage capacity. In 2002, Red Televisiva Megavision S.A. invested approximately Ch$ 521 million (US$0.9 million), mainly in broadcasting equipment.

         In 2001, we incurred capital expenditures of Ch$ 34,049 million (US$57.3 million) at consolidated level. This figure included Ch$ 26,739 million (US$45.0 million) for the glass container business, which mainly included reconstruction and capacity increase of Furnace C. In 2001 Santa Rita invested Ch$ 7,900 million (US$13.3 million) in supplementing the vineyard's planted land holdings by expanding winemaking capacity through the installation of new stainless steel tanks and the acquisition of equipment; in addition to a new wine cellar in Alto Jahuel. In 2001 Red Televisiva Megavision S.A. invested Ch$303 million (US$ 0.5 million) mainly in broadcasting equipment.

          As of December 31, 2003, at a consolidated level we had Ch$67,394 million (US$113.5 million) in cash, time deposits and marketable securities, a substantial portion of which is available to us for future investments. We believe that cash flow from operations, cash balances, and available lines of credit, will enable our company to meet working capital, capital expenditure and debt service requirements for 2004. Moreover, an integral part of our financial policy is to maintain adequate liquidity while maximizing shareholder value through strategic investments and alliances.

          As of December 31, 2003, there were no significant restrictions on dividends or cash. Moreover, there are no significant commitments for the use of funds in the future.

          The following table presents schedules of contractual obligations and commercial commitments as of December 31, 2003:



                                                                     As of December 31, 2003
                                               ------------------------------------------------------------------
                                                             Less than 1                                 After 5
Contractual Obligations                          Total          year        1-3 years     4-5 years       years
                                               ---------     ---------      ---------     ---------     ---------
                                                                          (Ch$ millions)
Long-term Debt                                 150,545.4       7,731.1       65,157.7      11,686.3      65,970.3
Capital Lease Obligations                          --            --             --            --             --
Operating Leases                                   --            --             --            --             --
Unconditional Purchase Obligations               6,059.2       6,059.2          --            --             --
Total Contractual Cash Obligations             156,604.6      13,790.3       65,157.7      11,686.3      65,970.3



Liquidity and Capital Resources (2002 compared with 2001)

          We generated a net cash flow from operations of Ch$49,870 million in 2002 and Ch$40,873 million in 2001. At December 31, 2002, we had working capital of Ch$139,338 million, compared with working capital of Ch$72,339 million at December 31, 2001. We have historically financed our working capital requirements with cash generated from operations. In the future, we expect to finance our working capital requirements from cash generated by operations. Our management believes that our working capital is sufficient for our present requirements. In the event that cash generated from operations is at any time insufficient to finance our working capital requirements, we would seek to finance such working capital needs through new debt financing.

          Total individual assets for the glass container operations increased by 15.0% from Ch$316,978 million in 2001 to Ch$364,371 million in 2002. This increase in assets is primarily explained by an increase in current assets as a consequence of short-term investments made with part of the funds obtained from a UF 4,200,000 (US$97.9 million, historic) long-term bond issue effected in the local market in August, 2002. Vina Santa Rita's total consolidated assets increased by 3.4% from Ch$119,188 million on December 31, 2001, to Ch$123,300 million on December 31, 2002, reflecting the purchase of winemaking equipment, expansion of the wine storing capacity, planting of land owned by the winery and modernization of productive processes. Comunicacion, Informacion, Entretencion y Cultura S.A.'s total consolidated assets increased to Ch$33,382 million on December 31, 2002 from Ch$28,408 million at December 31, 2001.

          Shareholders' consolidated equity increased to Ch$233,643 million as of December 31, 2002 from Ch$221,988 million as of December 31, 2001. Our ratio of debt to equity increased from 0.84:1 on December 31, 2001 to 0.96:1 at December 31, 2002. The main reason behind this increase is a long-term bond placement for 4,100,000 Chilean Unidades de Fomento, or ChUF, (equivalent to US$90.1 million) effected by Cristalerias in August 2002, in the local market. Of the total, ChUF 2,000,000 were placed with a final maturity of 6 years at an annual interest rate of 5.3% and ChUF 2,100,000 were placed with a final maturity of 21 years at an annual interest rate of 6.5%. During September 2002, part of the funds obtained from the bond issuance were used to prepay half (US$50 million) of an existing syndicated loan. The remaining balance of the syndicated loan (US$50 million) was renegotiated during October 2002 with nine international financial institutions, with a final maturity of 5 years, amortizations beginning 42 months from the closing date and at an annual interest rate of LIBOR plus 0.8%.

          Total indebtedness with financial institutions and the public for our company, including accrued interest, was Ch$138,769 million on December 31, 2002 and Ch$105,775 million at December 31, 2001. Short-term indebtedness with financial institutions and the public was Ch$6,383 million at December 31, 2002, which represented the short-term debt and current portion of long-term debt owed to banks and financial institutions and to the public in the form of bonds. At fiscal year end 2002, long-term indebtedness (excluding the short-term portion) totaled Ch$44,721 million in long-term obligations to banks and financial institutions and Ch$89,631 million in long-term obligations to the public represented by bonds. We believe that the terms and conditions of our debt agreements are not out of the ordinary and that we are in compliance in all material respects with such terms and conditions. For further information with respect to the material terms of our and our subsidiaries' indebtedness, see Notes 14 and 15, of the consolidated financial statements.

          As of December 31, 2002, at consolidated level we had Ch$83,700 million (US$141.0 million) in cash, time deposits and marketable securities, a substantial portion of which is available to us for future investments. An integral part of our financial policy is to maintain adequate liquidity while maximizing shareholder value through strategic investments and alliances.

          As of December 31, 2002, there were no significant restrictions on dividends or cash. Moreover, there are no significant commitments for the use of funds in the future.

Impact of Governmental Policies

          Our business is dependent upon the economic conditions prevailing in our countries of operation. Various governmental economic, fiscal, monetary and political policies, such as those related to inflation or foreign exchange, may affect these economic conditions, and in turn may impact our business. These government policies may also affect investments by our shareholders. Please refer to "Item 3. Key Information--Risk Factors--Risks Relating to Chile," for a discussion of governmental and political factors that could materially affect investments by U.S. shareholders.

Trend Information

          Our financial results will likely continue to be influenced by factors such as changes in the level of consumer demand for glass containers and wine, government policies regarding containers, wine and media and communications industries, and the raw materials' costs associated to each (please refer to Item 4 - Raw Materials). In addition, we expect our financial results in 2004 to be influenced by:

    o increased or decreased competition from glass containers substitutes and direct competitors (Please refer to Item 4 - Competition);

    o exchange rate fluctuations, particularly increases and decreases in the value of the Chilean peso relative to the U.S. dollar and other foreign currencies (Please refer to Item 11 - Exchange rate risks);

    o increases or decreases in per capita consumption of the main sectors that our company serves (such as wine, beer, and soft drinks), of increased or decreased demand in Chile for glass containers, as well as projected increases or decreases in Chilean wine consumption in the Chilean and World markets, each of which could increase or decrease sales.

Research and Development

          We seek to provide our glass customers with innovative product alternatives to meet their packaging needs. However, no single new product, refinement, or group of new products and refinements, has been introduced recently or is scheduled for introduction that would require significant or material investment in research and development. We do not anticipate significant investment in technological research and development in the near future. Rather, we intend to continue market research and to purchase established technologies in order to update and diversify our product line.

U.S. GAAP Reconciliation

          The principal differences between Chilean GAAP and U.S. GAAP as they relate to our company are the elimination of reappraisals of fixed assets, the inclusion of overhead costs in inventories, the elimination of provisions for future furnace repairs, the recording of a liability to reflect minimum dividend payments required by law, the recording of deferred taxes, the capitalization of mold equipment, differences in equity-method investments, the accounting for derivatives and the differences in recognition criteria and amortization policies for goodwill. For a more detailed explanation of these differences between Chilean GAAP and U.S. GAAP, see Note 37 of the consolidated financial statements. Pursuant to Chilean GAAP, our financial statements recognize the effects of inflation in accordance with BT 64. As permitted by Form 20-F, the effect of inflation accounting under BT 64 has not been reversed in the reconciliation to U.S. GAAP.

          Net income under U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 was Ch$15,202 million, Ch$17,879 million and Ch$5,271 million respectively. Net income under Chilean GAAP for the years ended December 31, 2001, 2002 and 2003 was Ch$18,487 million, Ch$17,837 million and Ch$6,427 million respectively. Net income under U.S. GAAP was 17.8% lower than under Chilean GAAP in 2001 and 0.2% higher than under Chilean GAAP in 2002. Net income under U.S. GAAP was 18.0% lower than under Chilean GAAP in 2003.

Off-Balance Sheet Arrangements

          We have no material off-balance sheet arrangements.

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

          The current board of directors was elected on April 15, 2003, for a three-year tenure. Our company's directors and executive officers, as of December 31, 2003, are as follows:


                                                                                           Current Position
                  Name                                          Position                      Held Since
------------------------------------      --------------------------------------------    -----------------

Ricardo Claro Valdes(1)                    Chairman of the Board and Director                    1975
Baltazar Sanchez Guzman(2)                 Vice Chairman of the Board and Director               1995
Joaquin Barros Fontaine                    Director                                              1990
Jaime Claro Valdes(1)                      Director                                              1988
Patricio Claro Grez                        Director                                              1997
Gustavo De La Cerda Acuna                  Director                                              2003
Cristian Eyzaguirre Johnston               Director                                              2003
Juan Agustin Figueroa Yavar                Director                                              1994
Patricio Garcia Dominguez                  Director                                              1975
Alfonso Swett Saavedra                     Director                                              1981
Cirilo Elton Gonzalez                      Chief Executive Officer                               1990
Eduardo Acuna Donoso                       Technical Manager                                     1992
Benito Bustamante Castagnola               Comptroller                                           1981
Eduardo Carvallo Infante                   Quality Control Manager                               2003
Jose Miguel Del Solar Concha               Human Resources Manager                               2001
Juan Jose Edwards Guzman                   Commercial Manager                                    1995
Danilo Jordan Franulic                     Commercial Manager                                    1989
Daniel Navajas Urbina                      Operations Manager                                    1992
Rodrigo Palacios Fitz-Henry                Chief Financial Officer                               2001

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




          Set forth below is a brief biographical description of the directors and executive officers of our company:

          Ricardo Claro Valdes. Mr. Claro is an attorney and has been a Director and Chairman of the board of directors of our company since 1975. He is a senior partner of Claro y Cia., a Santiago law firm and currently serves as a director and Chairman of the board of directors of Elecmetal S.A. and other companies within the Elecmetal Group, including Compania Sud Americana de Vapores S.A., Vina Santa Rita, Red Televisiva Megavision
S.A., Metropolis-Intercom S.A., Ediciones

Financieras S.A. and Navarino S.A. He is also a director of Sudamericana Agencias Aereas y Maritimas S.A., Vice-President of Fundacion Mar de Chile and director of Fundacion Andes. From 1973 to 1975, Mr. Claro was Economic Advisor to the Minister of Foreign Affairs serving as Ambassador-at-large.

          Baltazar Sanchez Guzman. Mr. Sanchez holds a degree in business administration and has been a Director of our company since 1990, and was elected Vice Chairman of the board of directors in April of 1995. He is Executive Vice President of Red Televisiva Megavision S.A., director of Navarino S.A., Elecmetal S.A., Quemchi S.A., Compania Sud Americana de Vapores S.A., Sudamericana Agencias Aereas y Maritimas S.A., Sociedad Anonima Vina Santa Rita, Metropolis-Intercom S.A., Ediciones Financieras S.A., ME Global Inc. (U.S.A)(all within the Elecmetal Group), and a member of the board of directors of Inversiones Siemel S.A. and Siglo XXI. Mr. Sanchez was the General Manager (Chief Executive Officer) of Vina Santa Rita
(from 1980 to 1983) and of Compania de Petroleos de Chile S.A. (COPEC) (from 1985 to 1990).

          Joaquin Barros Fontaine. Mr. Barros has been a Director of our company since 1990, and is a Director of Navarino S.A. and Envases CMF S.A, Metropolis-Intercom S.A., Red Televisiva Megavision S.A. and Compania Sud Americana de Vapores S.A. within the Elecmetal Group. He is also Executive President of Quilicura S.A. and Compania de Inversiones La Central S.A. He is Chairman of the board of directors of the Instituto Sanitas S.A., Sociedad Anonima Jahuel Aguas Minerales y Balnearios and Productos Quimicos Tanax S.A.C. e I. He is also a director of Vina Santa Emiliana.

          Patricio Claro Grez. Mr. Claro is an industrial civil engineer and has been a Director of our company since 1997. He is also a director of Industrias Forestales S.A., Compania Chilena de Fosforos S.A., Bicecorp S.A. and Banco Bice.

          Jaime Claro Valdes. Mr. Claro is an industrial civil engineer and has been a Director of our company since 1988. He is President of ME Global Inc. (U.S.A) and of Quemchi S.A., Vice-President of Elecmetal S.A. and Navarino S.A., Director of Vina Los Vascos S.A., Compania Sud Americana de Vapores S.A., Sudamericana Agencias Aereas y Maritimas S.A., and Envases CMF S.A. within the Elecmetal Group. He is also a director of Southern Peru Copper Corporation (U.S.A).

          Gustavo De La Cerda Acuna. Mr. De La Cerda has been a Director of our company since 2003. He is a director of Elecmetal S.A., Quemchi S.A., Navarino S.A., Vina Santa Rita, within the Elecmetal Group.
He is also a member of the firm De La Cerda y Hatton S.A. and a director of Banco Bice and Bicecorp S.A.

          Cristian Eyzaguirre Johnston. Mr. Eyzaguirre is an economist and has been a Director of our company since 2003. He is also a director of Inversiones Cousino Macul S.A., Empresas Almacenes Paris S.A., Besalco S.A., Wenco S.A., Camara Chilena Norteamericana de Comercio A.G. and The Grange School.

          Juan Agustin Figueroa Yavar. Mr. Figueroa is an attorney and has been a Director of our company since 1994. He is Chairman of the board of directors of Maritima de Inversiones S.A. and a Director of Elecmetal S.A., Quemchi S.A., Navarino S.A. and Vina Santa Rita within the
Elecmetal Group. He is a senior partner of Figueroa y Coddou, a Santiago law firm. He is also Chairman of the board of directors of Termas de Puyehue S.A. and Full Professor of Procedural Law at the Universidad de Chile. He is also President of the Fundacion Pablo Neruda and Chairman of the Board of Trustees of the Universidad de Santiago. He is a member of the Constitutional Tribunal. From 1990 to 1994, Mr. Figueroa was Minister of Agriculture of the Chilean Government.

          Patricio Garcia Dominguez. Mr. Garcia has been a Director of our company since 1975. Mr. Garcia also serves as a director of Elecmetal S.A., Quemchi S.A., Navarino S.A., Compania Sud Americana de Vapores S.A. and Sudamericana Agencias Aereas y Maritimas S.A. within the Elecmetal Group, as well as Industrias Alimenticias Carozzi S.A., Empresas Cabo de Hornos S.A., Inversiones Union Espanola S.A., Inversiones Unespa S.A., Inversiones Covadonga S.A., Cia. de Inversiones La Espanola S.A. and Inversiones Hispania S.A.

          Alfonso Swett Saavedra. Mr. Swett has been a Director of our company since 1981. He serves as a Director of Elecmetal S.A., Quemchi S.A., Navarino S.A., Red Televisiva Megavision S.A. and Vina Santa Rita within the Elecmetal Group. Mr. Swett is Chairman of the board of directors of Forus S.A. and Costanera S.A.C.I. and is Adviser to Sociedad de Fomento Fabril (SOFOFA) and Generacion Empresarial.

          Cirilo Elton Gonzalez. Mr. Elton holds a degree in business administration and has been our company's General Manager (Chief Executive Officer) since 1990. He serves as Vice-President of Rayen Cura S.A.I.C., and as director of Maritima de Inversiones S.A. within the Elecmetal Group. Prior to joining our company, he was Chief Executive Officer of Elecmetal S.A., starting in 1982.

          Eduardo Acuna Donoso. Mr. Acuna is a chemist from the Pontificia Universidad Catolica de Chile. He joined our company in 1963 and has served as our company's Technical Manager since 1992.

          Benito Bustamante Castagnola. Mr. Bustamante is a certified public accountant from the Universidad de Chile. He has served as our company's Comptroller since 1981.

          Eduardo Carvalllo Infante. Mr. Carvallo is an industrial civil engineer from the Pontificia Universidad Catolica de Chile and has served as our company's Quality Control Manager since 2003.

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

Compensation of Directors and Officers

          For the year ending December 31, 2003, the aggregate amount of gross compensation paid by our company to all executive officers was Ch$933 million. Members of the board of directors receive per diem fees and participate in our company's net profits. As a group, directors received aggregate payments of Ch$701 million corresponding to participation in fiscal year 2002 net income. The Chairman of the board of directors receives twice the amount received by any other director. Our company does not maintain any pension or retirement programs for our directors or executive officers. We do not otherwise disclose to our shareholders or make available to the public, information concerning compensation of individual executive officers.

Board of Directors Practices

          We maintain an Audit Committee composed of three members who are also members of the board of directors, and the board of directors appoints them. Members serve for the same amount of time as they serve as directors of Cristalerias de Chile and can be re-elected. According to Article 50 BIS of the Chilean Companies Act, the majority of the members of the Audit Committee must be independent of the controlling shareholder, if possible. The Audit Committee may appoint independent personnel to carry out certain functions. The board of directors, at a meeting held on April 15, 2003, appointed the members of the Audit Committee as follows:

o    Mr. Juan Agustin Figueroa Yavar; President;

o    Mr. Joaquin Barros Fontaine; and

o    Mr. Patricio Claro Grez.

          The main duties of the Audit Committee conducts monthly meetings and its main duties are, among others:

o    Supervising and controlling the proper functioning of our operations;

o Examining transactions with directors or related companies pursuant to the terms of Article 44 and Article 89 of the Chilean Companies Act;

o Reviewing the audit reports prepared by the internal controller and supervising the appropriateness of the Controlling Division's attributions; and

o Interacting with, and approving the appointment of, the independent auditors and rating agencies.

Compliance with NYSE Listing Standards on Corporate Governance

          On November 4, 2003, the Securities and Exchange Commission approved new rules proposed by the New York Stock Exchange (the "NYSE") intended to strengthen corporate governance standards for listed companies. These new corporate governance listing standards supplement the corporate governance reforms already adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002.

          Pursuant to NYSE Rule 30A(11), the significant ways in which our corporate governance practices differ from those followed by US companies under NYSE listing standards are publicly available on our Web site, www.cristalchile.com. We will also provide a printed copy of our Corporate Governance Guidelines to our shareholders upon request.

          The new NYSE rules do not change the NYSE traditional approach permitting listed companies that are foreign private issuers to follow their home jurisdiction governance practice where it differs from the NYSE requirements. However, pursuant to NYSE Rule 303A(11), listed companies that are foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under NYSE listing standards. Differences in our corporate governance practices and the NYSE rules are identified in the table below.




ITEM                                     NYSE Rules Applicable to U.S. Listed   Our Company's Practice
                                         Companies
---------------------------------------- -------------------------------------- ----------------------------------


Directors                                Majority of Board must be              There is no legal requirement as to
                                         independent (NYSE 303A(1) and (2).     the independence of the members of
                                                                                the Board.

Corporate Governance                     Company must adopt corporate           There is no legal obligation to
                                         governance guidelines and post them    adopt or publish principles of
                                         on its website.  The company's         corporate governance.  Chilean law
                                         annual report must state that this     establishes the composition,
                                         information is available on its        duration, and responsibilities of
                                         website, and that the information is   the Board and its members, as well
                                         available in print to any              as the obligation of the general
                                         shareholder who requests it. (NYSE     shareholder meeting (junta de
                                         303A(9)).                              accionistas) to set the members'
                                                                                remuneration annually, if the
                                                                                by-laws establish that their duties
                                                                                are to be compensated.

                                         Company must disclose whether it has   There is no legal obligation to
                                         adopted a code of ethics for senior    adopt a code of ethics.  Chilean law
                                         executive officers and senior          establishes the obligation of the
                                         financial officers, and must make      entire company to comply with
                                         the code publicly available either     internal regulations (reglamento
                                         in its 20-F filing, or on its          interno) that govern the company and
                                         website (together with a note in the   its relations with personnel.  Among
                                         annual report disclosing that this     other things, these regulations
                                         information is posted on the website   contain standards related to ethics
                                         and listing the website address), or   and loyalty.  Notwithstanding,
                                         with instructions in its 20-F filing   companies may create internal codes
                                         on how to obtain a copy without        of ethics, but these may not be in
                                         charge.  Company must also disclose    conflict with the internal
                                         changes to, or waivers from, its       regulations.
                                         code of ethics. If the company has
                                         not adopted a code of ethics, it
                                         must explain why it has not done
                                         so.  (Sarbanes 406).

Internal Audit Function                  Company must maintain an internal      There is no similar legal
                                         audit function to provide management   obligation, but companies do have an
                                         and the audit committee with ongoing   audit department, in parallel with
                                         assessments of the company's risk      the function of outside auditors
                                         management processes and system of     required by Chilean law.
                                         internal control. A company may
                                         choose to outsource this function to
                                         a third party service provider other
                                         than its independent auditor. (NYSE
                                         303A(7)(d)).




Meetings of Non-management Directors     Non-management Directors must meet     There is no similar legal obligation.
                                         regularly without management (NYSE     However, according to Chilean law, a
                                         303A(3)).                              a Director of a listed corporation (sociedad
                                                                                anonima abierta) may not also be a manager.
                                                                                Likewise, the title of manager is not compatible
                                                                                with auditor, accountant, or president of that
                                                                                same corporation. The Directors always meet in
                                                                                legally constituted sessions to resolve matters
                                                                                within their competency.

Nominating and Corporate Governance      Company must have a fully              There is no similar legal obligation.  The
Committee                                independent nominating/corporate       Board is responsible for determing the
                                         governance committee and               administration of the company.  This power
                                         compensation committee (NYSE           may be delegated to the Board itself, or to the
                                         303A(4), 303A(5), 303A(6),             management in whole or in part, or to members of
                                         303A(7)(c)).                           the Board, or, for specific purposes, to other
                                                                                persons, such as the accountant or lawyers of the
                                                                                corporation.  Additionally, the Directors of listed
                                                                                corporations must examine the remuneration systems
                                                                                (sistemas de remuneraciones) and compensation plans
                                                                                (planes de compensacion) for management and
                                                                                principal executives of the corporation.


Audit Committee                          Company must establish an audit        There is no similar legal obligation.  However,
                                         committee composed of at least three   according to S.A. law 18.046, listed corporations
                                         independent Directors (Sarbanes 301,   with a net worth of more than UF 1.5 million must
                                         NYSE 303A(6) and 303A(7)(a)); such     have a committee of Directors (comite de
                                         committee shall have control over      directores), formed by three members, the majority
                                         the auditors and auditing process      of which shall be independent from the controlling
                                         (Sarbanes 301, NYSE                    entity (controlador), unoless the number of
                                         303A(7)(c)(iii)).  Each member of      independent directors is not enough to achieve such
                                         the audit committee must be            majority.  the members of the committee are
                                         financially literate (NYSE             remunerated as set at the general shareholder
                                         303A(7)(A)), and at least one member   meeting.  The committee fulfills the following
                                         must be considered a "financial        functions:  (1) examines reports prepared by
                                         expert," based on their (1)            accounts inspectors and outside
                                         understanding of GAAP and financial    auditors, balance sheets, and other



                                         statements; (2) experience in          financial statements, and opine on them;
                                         preparing and auditing financial       (2) proposes to the Board, the outside auditors
                                         statements of generally comparable     and risk ratings agencies; (3) examines related
                                         issuers, and applying such             parties and those in which the directors may have
                                         principles to accounting for           an interest and reports on these to the Board;
                                         estimates, accruals, and reserves;     (4) examines remuneration systems and
                                         (3) experience with internal           compensation plans for managers and
                                         accounting controls; and (4)           main executives; and (5) other
                                         understanding of audit committee       matters required by the corporate
                                         functions.  (Sarbanes 407).  If the    by-laws, the general shareholder
                                         committee does not have a "financial   meeting, or the Board.
                                         expert," it must explain why it does
                                         not have one. (Sarbanes 407).

CEO Certification                        CEO must certify compliance with       There is no similar legal
                                         NYSE governance standards annually     obligation.  However, Chilean law requires
                                         (NYSE 303A(12)(a)).  This              the Board to submit, on a yearly basis,
                                         certification is in addition to the    the annual report, balance sheet and
                                         one required by Sarbanes 302.          cash flow statement (memoria,
                                                                                balance y estado de resultados)
                                                                                to the regular shareholders
                                                                                meeting for its approval.
                                                                                Furthermore, listed corporations
                                                                                must regularly and permanently
                                                                                disclose any other relevant
                                                                                information, by means of publications
                                                                                and advisories established by law or
                                                                                the authority.

Notification of Non-compliance by the    CEO must promptly notify the NYSE,     There is no similar legal
CEO to the NYSE                          in writing, of any material            obligation.  Please refer to the
                                         non-compliance with the NYSE           above comment.
                                         corporate governance standards (NYSE
                                         303A(12)(b)).

Material Differences in Corporate        Foreign private issuers must provide   There is no similar legal obligation.
Governance Standards                     a brief, general summary disclosing
                                         any material differences between
                                         their corporate governance practices
                                         and applicable NYSE corporate
                                         governance listing standards (NYSE
                                         303A(11)).



Employees

          As of December 31, 2003, our glass container husiness has on average 715 permanent employees, approximately 73.6% of whom were represented by two different labor unions in collective bargaining negotiations with our company. As of December 31, 2003, the average tenure of our full time employees was approximately 14.1 years. We consider our relations with our employees to be good.

          Chilean law protects the right of our workers to bargain collectively and to strike if agreements on labor contracts are not negotiated and reached on a timely basis. We meet periodically with each of the two unions to negotiate the renewal of the current collective bargaining agreements covering our company's employees.

          Good relationships with workers are reflected through the signing of a 4-year collective bargaining agreement with workers' union, "Sindicato de Trabajadores Nro 2" during 2002 and a 6-year collective bargaining agreement with workers' union, "Sindicato de Trabajadores Nro 1" in 2001.

          We do not maintain any pension or retirement programs for our employees. However, the Company has recorded a liability for long term service indemnities in accordance with the collective bargaining agreements entered in to with its employees. This liability is shown at its current value, based on the amount that would be owed if the employees terminated their employment. In general, each employee is entitled to receive one month's salary for every year of service with the Company if dismissed without legal cause. Workers in Chile are subject to a national pension law that establishes a system of independent pension plans, which are administered by the pension funds administrators (Administradoras de Fondos de Pensiones). Our company has no liability for the performance of the pension plans, or for any pension payments to be made to the employees. However, we are responsible for declaring (withholding) and paying, on a monthly basis, the social security contributions corresponding to, and forming part of, the pension plan of each employee administered by the relevant pension fund administrator.

ITEM 7:  Major Shareholders and Related Party Transactions

Control of Registrant

          Since July 6, 1995, we have had a total of 64,000,000 outstanding shares of common stock, which represents our total registered capital stock.

          The following table sets forth certain information regarding the ownership of common stock, as of December 31, 2003, with respect to each shareholder (with all directors and executive officers of our company as a group) known to own more than 5% of the outstanding shares of common stock:

                                                       December 31, 2003
                                              ----------------------------------
                                              # Of Shares Owned    % Ownership
                                              -----------------  ---------------
Compania Electro Metalurgica S.A.                 21,780,001          34.03
Bayona S.A.                                        5,912,540           9.24
Servicios y Consultorias Hendaya S.A.              5,679,359           8.87
Cia. De Inversiones La Central S.A.                4,418,933           6.90
AFP Provida S.A. Fondo de Pensiones                4,141,525           6.47
The Bank of New York (1)                           3,663,966           5.72
AFP Habitat S.A. Fondo de Pensiones                3,441,977           5.38

-----------------
(1)  As depositary for the ADRs

          The Elecmetal Group, which includes Elecmetal, Bayona S.A. and Servicios y Consultorias Hendaya S.A., was, as of December 31, 2003, the beneficial owner of approximately 52.14% of the outstanding shares of common stock of our company, and thereby has voting control of our company.

          Compania Electro Metalurgica S.A. is a publicly-held Chilean corporation engaged in steel foundry works and is also involved in a wide range of business activities in Chile through its subsidiaries and affiliates, which together comprise the Elecmetal Group, including: (i) glass and plastic container manufacturing operations (through ownership of a controlling interest in our company); (ii) media and communications (through our 99.9% ownership of Red Televisiva Megavision S.A. and its 50% interest in Cordillera Comunicaciones Ltda.) and (iii) wine production operations (through our 54.1% ownership of Vina Santa Rita). On December 31, 2003, Mr. Ricardo Claro Valdes, the Chairman of the board of directors and a Director of our company, controlled, directly and indirectly, approximately 46.58% of the voting stock of Compania Electro Metalurgica S.A.

          The Elecmetal Group owns a majority of our outstanding shares of our common stock. Consequently, the Elecmetal Group has the power to elect a majority of our directors and to determine the outcome of substantially all matters to be decided by vote of the shareholders. Disposal by the Elecmetal Group of a significant portion of its shares of common stock could affect the trading price of the common stock on the Santiago Stock Exchange, and consequently, of our ADSs on the New York Stock Exchange, and control of the company. Compania Electro Metalurgica S.A. and its subsidiaries and affiliates are free to dispose of their shares of common stock at will.

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

Sales to Affiliates

          Our company, including Vina Santa Rita, Comunicacion, Informacion, Entretencion y Cultura S.A., Cristalchile Comunicaciones, Cristalchile Inversiones S.A. and Constructora Apoger S.A., sells goods and services to certain other companies within the Elecmetal Group and other related parties. Net sales to related parties were Ch$313 million in 2003 and Ch$386 million in 2002.

Purchases from Affiliates

          Our company, including Vina Santa Rita, CIESCA, Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Constructora Apoger S.A., purchases goods and services from other companies in the Elecmetal Group and other related parties. The effect on results of purchases from related parties was a Ch$24 million charge in 2003 and a Ch$34 million credit in 2002.

Related Company Loans or Transactions

          As of December 31, 2003, there is a balance of short term receivables of Ch$ 1,167 million (Ch$403 million in 2002), that corresponds mainly to a loan granted by CIECSA to Editorial Zig Zag of Ch$ 134 million (Ch$ 237 million in 2002) including interests, with maturity on June 30, 2004, at an annual interest rate of 1%; and to publicity sold by Red Televisiva Megavision S.A. to Metropolis Intercom S.A. of Ch$63 million (Ch$54 million in
2002). The remainder corresponds to invoices receivable of Ch$319 million (Ch$113 million in 2002) and Ch$650 million to dividends receivable from Envases CMF.

          Short term payable balances as of December 31, 2003 amount Ch$723 million (Ch$890 million in 2002) and correspond mainly to commercial transactions under 90 days of Ch$222 million (Ch$385 million in 2002) and dividends payable to majority shareholders of Ch$501 million (Ch$506 million in 2002).

          In 2003 there was a long term receivables balance of Ch$3 million (Ch$1 million in 2002).

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

Dividend Policy and Dividends

Dividend Policy

          Our company's dividend policy is decided upon, from time to time, by the board of directors and is announced at the regular annual shareholders' meeting, which is generally held in April of each year. However, each year, the board of directors must submit to the regular annual shareholders' meeting for shareholder approval a proposal for the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our net income for a given year, except to the extent we have a deficit in retained earnings. Actual dividends paid have averaged 42.0% of our net income for the past five years.

          Dividend payments were approved at the annual ordinary shareholders' meetings, held on April 13, 1999, April 14, 2000, April 10, 2001, April 16, 2002 and April 15, 2003, amounting 40%, 40%, 50%, 40% and 40% with respect to our net income for each year, respectively. There can be no assurance that future dividends will be paid in an amount exceeding the 30% level required by law. There can also be no assurances that the Chilean Companies' Act or corporate law will remain in effect unaltered going forward. The board of directors has the authority to decide whether such dividend will be paid in the form of interim dividends or a single annual payment.

          In 2003, the shareholders approved at the general shareholders' meeting the payment of the proposed dividend of 40% of the net income for 2003 with the remainder to be deposited into Reserve Funds. The board of directors was authorized to issue provisional dividends against the profits of 2003 and to distribute interim dividends against the Future Dividends Fund without the need to call a new meeting of shareholders for that purpose.

          In 2004, the shareholders approved, at the general shareholders' meeting, 40% of the net income for 2004 as a dividend payment, with the remainder to be deposited into Reserve Funds to continue our growth. The board of directors was authorized to issue provisional dividends against the profit of 2004 and to distribute interim dividends against the Future Dividends Fund without the need to call a new meeting of shareholders for that purpose.

          It has been our general practice to pay two to four dividends during each fiscal year. Under this arrangement, one or more interim dividends are paid during the fiscal year, and a final dividend is declared at the annual shareholders' meeting. The final dividend is in an amount that, together with the interim dividends previously paid, is at least sufficient to satisfy the statutory requirement that at least 30% of net income for the year be paid out in dividends. Such final dividend is paid on a date fixed by the board of directors, generally in the month of April.

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

          The following information comprises actual historical amounts not restated in constant pesos:

                                         Per Share (1)        Per ADR (1) (2)
                                    ----------------------  ------------------
        Year ending December 31,     Ch$ (3)      US$ (4)         US$ (4)
       --------------------------   ---------    --------        --------
                  1999               123.10        0.232           0.697
                  2000               132.57        0.228           0.685
                  2001               138.10        0.210           0.630
                  2002               137.35        0.192           0.577
                  2003               70.20         0.114           0.342

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

ITEM 9:  The Offer and Listing

Nature of Trading Market

          Our company's shares of common stock are listed on the Santiago Stock Exchange and the Electronic Stock Exchange of Chile of Chile. Since January 24, 1994, our company's ADSs, each one representing three shares of common stock, have been listed on the New York Stock Exchange trading under the symbol "CGW." The ADSs have been issued by The Bank of New York in its role as the depositary. In 2003, the Chilean stock market accounted for approximately 50.4% of the trading volume of the common stock, while 49.6% of the trading took place on the New York Stock Exchange.

          The table below shows the high and low closing prices of the common stock in Chilean pesos, and the common stock trading volume on the Santiago Stock Exchange for the periods indicated. It also shows high and low trading prices expressed in historical Ch$:

                                         Ch $ Per Share(1)
                      Share        -----------------------------
                      Volume           High            Low
                    ------------   -------------   -------------
1999                 2,969,005          2,780         1,995
2000                 5,103,766          3,820         2,580
2001                 4,500,611          4,700         3,300
2002
1st quarter            747,220          4,550         4,100
2nd quarter          1,045,483          4,200         3,800
3rd quarter          2,570,569          3,936         3,499
4th quarter          1,014,451          4,450         3,600
2003
1st quarter            514,640          4,650         4,450
2nd quarter            668,760          6,600         4,580
3rd quarter            825,430          7,305         5,850
4th quarter            616,345          6,860         5,400
December 2003          103,934          5,900         5,400
January 2004           207,544          5,594         5,350
February 2004          720,969          5,500         5,100
March 2004             470,887          5,701         5,450
April 2004             997,705          5,500         5,250
May 2004               781,351          5,100         4,400

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

          The table below shows the high and low closing prices of the common stock in Chilean pesos, and the trading volume on the Electronic Stock Exchange of Chile for the periods indicated. It also shows high and low trading prices expressed in historical Ch$:

                                           Ch$ Per Share(1)
                        Share      -----------------------------
                       Volume             High         Low
                    ------------   -------------   -------------
1999                   691,236          2,665         2,010
2000                 1,175,055          3,700         2,750
2001                 2,549,007          4,680         3,370
2002
1st quarter            312,687          4,530.00      4,083.89
2nd quarter            417,780          4,159.76      3,767.88
3rd quarter             75,493          3,900.00      3,499.90
4th quarter            183,170          4,300.00      3,650.00
2003
1st quarter             46,033          4,654.00      4,530.00
2nd quarter            375,553          6,766.50      5,000.00
3rd quarter            181,009          7,300.00      6,042.30
4th quarter             15,627          6,810.00      6,532.30
December 2003                -               -             -
January 2004           122,102          5,550.00      5,300.00
February 2004           10,572          5,500.00      5,450.00
March 2004              92,757          5,700.00      5,551.00
April 2004              29,152          5,500.00      5,300.00
May 2004               276,567          4,675.76      4,400.00

-----------------
(1) Chilean pesos per share of common stock reflect nominal price on trading date. Source: Electronic Stock Exchange of Chile of Chile.

          Chilean securities markets are substantially smaller, less liquid, and more volatile than the main securities markets in the United States. The Santiago Stock Exchange had a market capitalization of approximately Ch$51.3 trillion (US$86.3 billion), as of December 31, 2003, and an average monthly trading volume of Ch$375 billion (US$632 million) during 2003.

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

          The table below shows the high and low closing prices for the ADSs on the New York Stock Exchange and the trading volume of the ADSs on the New York Stock Exchange for the periods indicated:


                                                $ Per ADS(1)
                        ADS Trading    ------------------------------
                          Volume            High             Low
                      --------------    ------------     -----------

1999                    8,640,300         16.50             12.44
2000                    4,134,800         22.25             14.50
2001                    2,527,400         20.75             15.10
2002
1st quarter               295,700         20.05             18.70
2nd quarter               351,100         19.09             16.35
3rd quarter               657,500         16.35             15.13
4th quarter               255,500         18.65             14.85
2003
1st quarter               449,389         19.26             18.10
2nd quarter                37,394         28.00             19.15
3rd quarter               341,986         30.66             25.25
4th quarter               236,789         31.65             26.61
December 2003             129,000         30.00             26.61
January 2004              360,900         29.90             27.00
February 2004              21,900         28.49             26.20
March 2004                 72,100         29.00             26.65
April 2004                 32,800         26.67             24.00
May  2004                  97,500         24.25             20.85

-----------------
(1) Trading began on January 24, 1994.

          It is not practical for us to determine the proportion of ADSs beneficially owned by U.S. residents.

          The Santiago Stock Exchange was established in 1893, and it is a private company whose equity consists of 48 shares held by 46 shareholders. The Santiago Stock Exchange comprised 261 companies with listed shares as of December 31, 2003. The Santiago Stock Exchange is Chile's principal exchange, and it accounted for approximately 76.4% of the equity trading volume in Chile during 2003. Approximately 22.8%, of equity trading is conducted on the Electronic Stock Exchange of Chile, an electronic trading market, which was created by banks and non-member brokerage houses, and 0.8% on the Valparaiso Stock Exchange. Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold, options, futures, and U.S. dollars are traded on the Santiago Stock Exchange. There are two stock price indices for the Santiago Stock Exchange: the Indice General de Precios de Acciones, or General Stock Price Index or IGPA, and the Indice de Precios Selectivo de Acciones, or Selective Stock Price Index or IPSA. The IGPA is calculated using the prices of 165 issues and is divided into five main sectors: banks and finance, farming and forestry products, mining, industrials, and miscellaneous. The IPSA is a major company index, currently including the Santiago Stock Exchange's 40 most active stocks. Our company's stock is included in the IGPA, but not in the IPSA.

          In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollar futures and IPSA futures. Securities on the Santiago Stock Exchange are traded primarily through an auction system with live bidding, a firm offers system, an electronic trading system or through the daily auction. Trading hours on the Santiago Stock Exchange are from 9:30 a.m. to 4:30 p.m. The Electronic Exchange operates continuously, from 9:00 a.m. to 6:00 p.m. every business day.

          The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

                             Market              Trading
                       Capitalization (1)       Volume (2)          Daily
                          (US$ billion)        (US$ million)    IPSA Index (3)
                      --------------------  ------------------ ---------------
As of:
December 31, 1991               28.2              1,908.7             266.18
December 31, 1992               29.7              2,061.9             322.61
December 31, 1993               44.8              2,625.8             544.34
December 31, 1994               67.9              5,645.6             773.56
December 31, 1995               73.1             11,176.1             782.83
December 31, 1996               65.8              8,470.2             690.49
December 31, 1997               69.5              6,869.2             779.57
December 31, 1998               52.0              4,417.3             603.14
December 31, 1999               68.2              6,601.0             862.78
December 31, 2000               60.4              5,878.0             831.43
December 31, 2001               55.9             26,787.0             907.09
December 31, 2002               47.7              3,408.0           1,000.00
December 31, 2003               86.3              7,583.0           1,480.80

-----------------
(1) U.S. dollar equivalents for the year-end stock market capitalization and trading volume figures are translated at the Observed Exchange Rate for the last day of such period.
(2)  Reflects annual trading volume of stock for 1991 to 2003.
(3)  Index base=100 on December 31, 1990.
     Source:  Santiago Stock Exchange.

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

          In spite of the fact that on April 19, 2001, the Central Bank eliminated Chapter XXVI from the New Compendium, all contracts executed under the provisions of Chapter XXVI remain in full force and effect and continue to be governed by the provisions, and continue to be subject to the restrictions, set forth in Chapter XXVI and the relevant Chapter XXVI agreement. Accordingly, pursuant to Chapter XXVI, investments carried out under the same are subject to the regulations described below and not to the current regulations summarized in the preceding paragraph. The following is a summary of some of the relevant provisions contained in our Chapter XXVI agreement, a copy of which was registered as an annex in the Registration Statement. According to Chapter XXVI and our Chapter XXVI agreement, the Central Bank of Chile has agreed to authorize the depositary, on behalf of the holders of ADRs and any other investor who is not a resident of Chile nor is domiciled in said nation, to withdraw the ADRs (such common stock is referred to in this annual report as withdrawn stock) with access the Formal Exchange Market to convert Chilean pesos into U.S. dollars (and remit those dollars outside of Chile) for the common stock represented by the ADS or the withdrawn stock, including those amounts received as (i) cash dividends, (ii) funds collected from the transfer in Chile of withdrawn stock subject to receipt from the Central Bank of a Withdrawn Share stockholder certificate (or from an institution authorized by the Central Bank) indicating that the residence and domicile of this holder are outside of Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm incorporated in Chile) that said withdrawn stock was transferred on a Chilean stock exchange, (iii) funds collected from the transfer in Chile of the right to subscribe free-of-payment common stock, (iv) funds collected from the liquidation, merger or consolidation of our company and (v) other distributions, including, without limitation, those stemming from any capitalization as a result of the holding of common stock represented by ADS or withdrawn stock.

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

Share Capital

          Pursuant to Article 12 of the Securities Market Law and Circular 585 of the Superintendencia de Valores y Seguros, certain information must be reported to the Superintendencia de Valores y Seguros and Chilean Stock Exchanges with regard to transactions involving the shares of listed stock corporations (sociedades anonimas abiertas). Given that ADRs are considered to represent common stock that support ADSs, trading of ADRs is subject to these reporting requirements. As per the aforementioned Article 12, (i) individuals or corporations who directly or through other individuals or corporations hold 10% or more of the subscribed capital of a company whose shares are listed on the Superintendencia de Valores y Seguros Securities Registry or who, as a result of stock acquisitions, come to hold said percentage, and (ii) the directors, liquidators, senior executives, general manager and managers, as the case may be, of said corporations, independent of the number of shares they hold, must report to the Superintendencia de Valores y Seguros and the Chilean stock exchanges on which that corporation's stock is traded all acquisitions, direct or indirect acquisitions or transfers of shares effected within two exchange business days as of the corresponding trade. The aforementioned shareholders must also report whether the acquisition was effected with the intent of acquiring control of the corporation, or whether it was simply a financial investment.

          In accordance with Article 54 of the Securities Market Law, modified by Law No. No. 19,705 of December 20, 2000, any individual or entity who directly or indirectly seeks to take over control of a listed corporation that is offering its shares in a public tender, must report said intent to the general public in advance. For said purpose, a written communication shall be sent to the listed corporation targeted for control, to its controlling and controlled corporations, to the Superintendencia de Valores y Seguros and, lastly, to the exchanges on which the stock of the corporation whose control is sought is traded. Furthermore, a prominent announcement must be published in two newspapers that circulate nationwide. The aforementioned communication and publication, indicating at least price and other essential conditions of the corresponding negotiation, must be effected at least ten business days prior to the date upon which the trade is intended to occur and, in any case, as soon as negotiations aimed at securing control commence. In addition, the effective takeover of control must be reported (via communication to the same persons indicated above and with announcements in the same newspapers) within two business days of the closure of the deal. Lastly, if the intent is to secure control via a public tender offer, the preceding regulations shall not apply. Rather, in such cases, the applicable regulations will be those contained in Title XXV of the Securities Market Law, introduced in conjunction with the aforementioned Article 54 of the Securities Market Law, modified by Law No. No. 19,705 of December 20, 2000.

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

o The person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital; and

o In cases where the Superintendencia de Valores y Seguros has ruled otherwise, based on the distribution or atomization of the overall shareholding.


          According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the time and whereby they agree to participate with the same interest in the management of the corporation or taking control of the same. The law presumes that such an agreement exist between:

o    A principal and its agents;

o    Spouses and relatives up to certain level of kindred;
o    Entities within the same business group; and

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

          According to Article 96 of the Chilean Securities Market Law, a business group of entities is the one presenting relations on ownership, management or credit liabilities of such a nature that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interest of the group, or that there are common credits risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

o    A company and its controller;

o    All the companies with a common controller and the latter; and

o All the entities that the Superintendencia de Valores y Seguros declares to be part of the business group due to one or more of the following reasons:

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

          The resolutions that could trigger the right of the shareholder to withdraw are as follows:

             (a) The transformation of our company, specially into an entity that is not a listed corporation regulated by the Chilean Companies Act;

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

Disclosure

          Holders of ADRs are subject to certain provisions of the rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, as amended, relating to the disclosure of interests in the shares of our common stock. Any holder of ADRs, who is, or becomes, directly or indirectly, a 5% owner (or such other percentage as may be prescribed by law or regulation), of the outstanding shares of our common stock, must within ten days after becoming a 5% owner (and thereafter, upon certain changes in such interests) notify us, any U.S. securities exchange on which the ADRs (or shares of our common stock) are traded and the Securities Exchange Commission, as required by such rules and regulations. In addition, holders of ADRs are subject to the reporting requirements contained in Articles 12 and 54 and Title XXV of the Securities Market Law, which may apply when a holder beneficially owns 10% or more of the common stock or has the intent to take control of our company, as described under "Share Capital" above.

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

Cash Dividends and Other Distributions

          Cash dividends paid by our company with respect to the ADSs, or shares of our common stock, held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by our company (the "Withholding Tax"). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by our company on the income to be distributed (the "First Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all our distributable income, the credit for First-Category Tax paid by our company is proportionately reduced. Presently, the maximum First-Category Tax rate is 17.0%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17.0% and a distribution of 30% of the net income of our company distributable after payment of the First Category Tax:

Company taxable income                                          100.0
First Category Tax (17.0% of Ch$100)                            (17.0)
Net distributable income                                         83.0
Dividend distributed (30% of net distributable income)           24.9
Withholding Tax (35% of the sum of Ch$24.9
  dividend plus Ch$5.1 First Category Tax paid)                 (10.5)
Credit for 30% of First Category Tax                              5.1
Net additional tax withheld                                      (5.4)
Net dividend received                                            19.5
Effective dividend withholding rate                              21.69%

          In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:


Effective dividend Withholding Tax rate =  (Withholding Tax rate) - (First Category Tax rate)
                                          ---------------------------------------------------
                                                      1-(First Category Tax rate)


          Under Chilean income tax law, dividends are generally assumed to have been paid out of our oldest retained profits for purposes of determining the level of First Category Tax that was paid by our company. For information as to the retained earnings of our company for tax purposes and the tax credit available on the distribution of such retained earnings, please see Note 16 of the Financial Statements.

          For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First Category Tax is 10% or 17%, the effective overall combined tax rate imposed on our distributed profits will be 35%.

          Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

Capital Gains

          Gain from the sale exchange or other disposition by a foreign holder of ADSs, or ADRs evidencing ADSs, will not be subject to Chilean taxation if the disposition occurs outside Chile or it is performed under the rules of Title XXIV of the Securities Market Law, as amended by Law N(degree)19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to Chilean taxes.

          The profit earned in a transfer or exchange of our common stock (unlike the transfer or exchange of ADSs that represent said stock) shall be subject to the First Category Tax and to the Withholding Tax (the former can be credited to the later) if (i) the foreign holder has had the common stock for less than one year as of the exchange of ADS for common stock, (ii) the foreign holder acquired or transferred the common stock in the course of his/her business or in a customary trade of shares or (iii) if the transfer occurs between parties related by equity or economically. In all other cases, the profit on the transfer of our common stock shall be subject to a flat 17.0% First Category Tax and the withholding tax shall not be applied. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

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

          An amendment to the Chilean Income Tax Law, Law N(degree)19,738 published on June 19, 2001, establishes an exemption for the payment of income tax for foreign institutional investors, such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the Superintendencia de Valores y Seguros, of shares of publicly traded corporations that are significantly traded in stock exchanges.

          A foreign institutional investor is an entity that is either:

o A fund that makes public offers of its shares in a country whose public debt has been rated investment grade by an international risk classification agency qualified by the Superintendencia de Valores y Seguros;

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

o A pension fund that is exclusively formed by individuals that receive their pensions on account of capital accumulated in the fund;

o A fund regulated by Law N(degree) 18,657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

o Another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the Superintendencia de Valores y Seguros and the Chilean Internal Revenue Service (Servicio de Impuestos Internos).

          In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile, must:

o    Be organized abroad and not be domiciled in Chile;

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

          Pursuant to an enacted amendment to the Chilean Income Tax
Law published on November 7, 2001 (Law N(degree) 19,768), the sale and disposition of shares of Chilean public corporations which are significantly traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made:

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

          In the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling N(degree) 3708, whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause stating that, in the case that the exchanged shares are sold by the ADSs' holders in a Chilean Stock Exchange, either in the same day in which the exchange is recorded in the shareholders' registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, should we include this clause in the deposit agreement, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs were sold, will not be subject to taxation.

Other Chilean Taxes

          There are no Chilean inheritance, gift, or succession taxes applicable to the ownership, transfer, or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer upon death, or by gift of shares of our common stock by a foreign holder. There are no Chilean stamp, issue, registration taxes, similar taxes, or duties payable by holders of ADSs or shares of our common stock.

UNITED STATES TAX CONSIDERATIONS

          The following discussion summarizes certain United States federal income tax consequences of an investment in ADSs or shares of our common stock by U.S. holders (as defined below) as of the date hereof. This discussion is intended only as a descriptive summary, and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with ADSs and shares of our common stock held as capital assets, and does not address any special

United States tax consequences that may be applicable to U.S. holders who are subject to special situations such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding ADSs or shares of our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning 10% or more of our voting stock, persons liable for alternative minimum tax, investors in pass-through entities or persons whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OF COMMON STOCK OR ADSS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR SHARES OF COMMON STOCK.

          As used in the annual report, the term "U.S. holder" means a holder of ADSs or shares of common stock who is:

                  (i) an individual citizen or resident of the United States;

                  (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

                  (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

                  (iv) a trust that:

                           (x) is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code; or

                           (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          If a partnership holds ADSs or shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs, or shares of our common stock, should consult their tax advisors.


ADSs

          In general, for United States federal income tax purposes, U.S. holders of ADSs will be treated as the owners of the underlying shares of common stock that are represented by such ADSs. Accordingly, deposits or withdrawals of shares of common stock by U.S. holders for ADSs will not be subject to United States federal income tax.

Cash Dividends and Other Distributions

          Cash dividends (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to ADSs or shares of common stock will generally be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income shall be included in the gross income of a U.S. holder as ordinary income on the day received by the U.S. holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividends will not be eligible for the dividends-received deduction allowed to corporations. With respect to U.S. non-corporate investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

          The amount of any dividend paid in Chilean pesos will equal the United States dollar value of the Chilean pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, in the case of shares of common stock, or by the depositary, in the case of ADSs, regardless of whether the Chilean pesos are converted into United States dollars. If the Chilean pesos received as a dividend are not converted into United States dollars on the date of receipt, a U.S. holder will have a basis in the Chilean pesos equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Chilean pesos will be treated as United States source ordinary income or loss.

          Subject to certain conditions and limitations, Chilean withholding taxes (after taking into account the credit for the First Category Tax) may be treated as foreign taxes eligible for credit against a U.S. holder's United States federal income tax liability. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes or "baskets" of income. For purposes of calculating the foreign tax credit, dividends paid with respect to ADSs or shares of our common stock will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income." Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that has held shares of our common stock or ADSs for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares of our common stock or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the possible adverse impact on creditability to the extent a U.S. holder is entitled to a refund of any Chilean taxes withheld or a reduced rate of withholding.

          To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares of common stock or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the shares of common stock or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. holder would generally not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

          Distributions to U.S. holders of ADSs, additional shares of common stock, or preemptive rights with respect to shares of common stock that are made, as part of a pro rata distribution, to all shareholders of our company, will generally not be subject to United States federal income tax.

Passive Foreign Investment Companies

          We do not believe that we are a passive foreign investment company (a "PFIC") for United States federal income tax purposes, and expect to continue our operations in such a manner that we will not become a PFIC. If, however, we are or become a PFIC, U.S. holders could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or shares of common stock and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. holder under the PFIC rules.

          Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Capital Gains

          Upon the sale or other disposition of ADSs or shares of common stock (or preemptive rights with respect to such shares), U.S. holders will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized for the ADSs or shares of common stock (or preemptive rights), and the U.S. holder's basis in the ADSs or shares of common stock (or preemptive rights). Such gain or loss will generally be a capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. U.S. holders will not recognize gain or loss on the exercise of preemptive rights. Any gain or loss recognized by a U.S. holder generally will be treated as United States source gain or loss. Consequently, in the case of a disposition of shares of common stock (which, unlike a disposition of ADSs, may be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply the credit, subject to applicable limitations, against tax due on other income from foreign sources.

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

Information Reporting and Backup Withholding

          In general, information reporting requirements will apply to dividends paid in respect of ADSs or shares of common stock or the proceeds received on the sale, exchange or redemption of ADSs or shares of common stock within the United States (and in certain cases, outside the United States) by U.S. holders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or certification of other exempt status or fails to report interest and dividends required to be shown on its United States federal income tax returns.

          Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Incorporation of Certain Documents by Reference

          We will provide free of charge to each person to whom this report is delivered, upon receipt of the written, or oral, request of any such person, a copy of any or all the documents incorporated in this annual report by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Cristalerias de Chile S.A., Hendaya 60, of. 201, Las Condes, Santiago, Chile, Attention: Investor Relations. Telephone requests can be directed to 562-787-8855. Fax requests to 562-787-8800

ITEM 11:  Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosures about Market Risk (2003)

          The following analysis of our risk management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements. See Introduction "Disclosure Regarding Forward-Looking Statements".

          The Company faces market risk in two major areas: (i) variations in interest rates, and (ii) foreign exchange rate fluctuations. The most significant interest rate risk is our exposure to changes in the LIBOR and TAB[5] rates that could affect consolidated bank liabilities, which totaled approximately Ch$37,383 million as of December 31, 2003 (Ch$49,138 million as of December 31, 2002).

          The most significant foreign exchange rate risk is in the variation of the Chilean peso against the U.S. dollar. We had operating liabilities of approximately Ch$40,826 million and operating assets of approximately Ch$17,612 million denominated in U.S. dollars as of December 31, 2003

___________________
[5] TAB = Active Banking Rate. Rate calculated by the Association of Banks and Financial Institutions on the basis of maximum interest payable on deposits plus reserve requirement and inflation.

(Ch$52,704 million and Ch$10,897 million, respectively, as of December 31, 2002). In addition, we had non-operating assets denominated in U.S. dollars of approximately Ch$78,121 million and US$86.1 million in financial investments denominated in U.S. dollars as of December 31, 2003 (Ch$74,230 million and US$106.2 million respectively in 2002). In addition, we face risk from purchases of raw materials that are denominated in US dollars, such as soda ash and energy (natural gas, electric power and fuel oil) in the case of the glass container business and labels, bottles and corks in the case of the wine business.

          We mitigate foreign exchange rate fluctuation risk in our U.S. denominated bank liabilities through U.S. sales exports, a net investment hedge in Argentina, and the use of foreign currency forward contracts. A portion of this risk is mitigated by sales in U.S. dollars that are offset by costs that are largely measured in Chilean pesos. During 2003 approximately 36% of the Company's consolidated sales were indexed to the variation of the dollar/peso exchange rate (36.7% in 2002). While the Company generally enters into derivative instruments to mitigate its risk to foreign currency, from time to time it enters into foreign currency forward contracts. Those foreign currency forward exchange contracts that form part of the Company's hedging program are designated as such, and are effective as hedges. The amounts payable and the amounts receivable related to foreign exchange hedging contracts are recognized on a net basis under Other Current Liabilities as of December 31, 2003 and 2002. Amounts payable or receivable under these contracts offset gains and losses on the assets, liabilities and transactions being hedged and are presented on a net basis at the end of the period and are classified according to a contract's expiration date.

          Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the U.S. dollar and the Chilean peso due to the application of BT 64. Under this Chilean accounting standard, the effects of re-measuring our non-Chilean investments into U.S. dollars are recorded in income, while the accumulated effects of Chilean peso to U.S. dollar exchange rate fluctuations are recorded in equity, net of any price-level restatement due to the effects of Chilean inflation on such foreign investment amounts. As of December 31, 2003 we have dollar purchase forward exchange contracts in the amount of US$44.6 million, that are mainly compensated by dollar sale future exchange contracts of US$41.6 million; to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions, and certain anticipated foreign currency denominated expenditures. In 2002 we entered into foreign currency forward exchange contracts in the amount of US$130.6 million.

Risk of Variations in Floating Interest Rates

          We are exposed to market risk from changes in interest rates on our short and long-term debt. As of December 31, 2003, consolidated bank liabilities totaled approximately Ch$37,383 million, of which Ch$32,095 million correspond to loans in foreign currency at variable interest rates related to the 6-month LIBOR plus 0.8% annually, Ch$4,492 million correspond to loans in adjustable pesos in UFs exposed to changes in 90 and 180 days TAB and Ch$796 million in loans in pesos at a fixed annual rate of 4.94%.

          As of December 31, 2002, consolidated bank liabilities totaled approximately Ch$49,138 million, of which Ch$41,855 million correspond to loans in foreign currency at variable interest rates related to the 6-month LIBOR, Ch$6,208 million correspond to loans in adjustable pesos in UFs exposed to changes in the 6-month TAB and Ch$1,073 million in loans in pesos at a fixed annual rate of 4.94%.

          Of our obligations with the public, totaling Ch$90,955 million as of December 2003, Ch$71,072 correspond to bonds issued by Cristalerias de Chile and Ch$20,358 million to bonds issued by Vina Santa Rita; both at fixed interest rates.

          Furthermore, as of December 31, 2003, we held a total of approximately Ch$72,096 million in short and long-term financial investments such as time deposits, bonds, fixed rate mutual funds and resale agreements. The interest rates for these investments vary at each renewal.

          We are not a party to any agreement involving derivative financial instruments to reduce exposure to adverse fluctuations in interest rates.

          The table below provides information about our short and long-term debt and investments, by fixed and variable interest rates as of December 31, 2003:


                                                     As of December 31, 2003
                                                        (Ch$ in millions)
                               ---------------------------------------------------------------------
                                            Short-term                         Long-Term
                               ----------------------------------   --------------------------------
                                   Floating rate      Fixed rate      Floating rate      Fixed rate
                               --------------------   -----------   -----------------    -----------
                                 LIBOR        TAB                    LIBOR       TAB
                               ---------   --------                --------    -------
Bank liabilities                 2,135       1,688          265      29,960      2,804         531
Bonds                                                    1,754                             89,676
                               --------    --------   ----------    -------     ------   -----------
Total debt                       2,135       1,688        2,019      29,960      2,804      90,207
Time deposits                                            4,266
Marketable securities                                   59,615
Other current assets                                    12,755
                               --------    --------   ----------    -------     ------   -----------
Total investments                ---         ---        76,636        ---         ---        ---
                               --------    --------   ----------    -------     ------   -----------
Net Debt (Investments)           2,135       1,688      (74,617)     29,960      2,804      90,207
                                                       ========                 ======

-----------------
(1)  Dollar denominated assets and liabilities have been converted to pesos based on the Observed Exchange Rate, as of December 31, 2003, which was
     Ch$593.80 = US$1.00.


          The table below provides information about our short and long-term debt and investments, by fixed and variable interest rates as of December 31, 2002:


                                                     As of December 31, 2002
                                                        (Ch$ in millions)
                               ---------------------------------------------------------------------
                                            Short-term                         Long-Term
                               ----------------------------------   --------------------------------
                                   Floating rate      Fixed rate      Floating rate      Fixed rate
                               --------------------   -----------   -----------------    -----------
                                 LIBOR        TAB                    LIBOR       TAB
                               ---------   --------                --------    -------

Bank liabilities                 3,046       1,153          216      38,809     5,055          856
Bonds                                                     1,967                              89,631
                               --------    --------   ----------    -------    ------    -----------
Total debt                       3,046       1,153        2,183      38,809     5,055       90,487
Time deposits                                            13,112
Marketable securities                                    68,138
Other current assets                                     15,561
                               --------    --------   ----------    -------    ------    -----------
Total investments                 ---         ---        96,811       ---       ---          ---
                               --------    --------   ----------    -------    ------    -----------
Net Debt (Investments)          3,046      1,153       ( 94,628)     38,809     5,055      90,487

-----------------
(1)  Dollar denominated assets and liabilities have been converted to pesos based on the Observed Exchange Rate, as of December 31, 2002, which was
     Ch$718.61 = US$1.00.

          The following table summarizes the debt obligations held by our company, as of December 31, 2003, which are sensitive to changes in interest rates. The table presents principal payment obligations that exist by maturity date and the related weighted average interest rate. U.S. dollar-denominated liabilities have been converted to pesos based on the Observed Exchange Rate, as of December 31, 2003, which was Ch$593.80=US$1.00.




                                                                    As of December 31, 2003
                                                                     Expected maturity date
                                    ---------------------------------------------------------------------------------------------
                                                                                                         Total Debt        Fair
                                                                                                         (incl. 200        Value
                                     2004       2005       2006         2007          2008      Thereafter maturities)      (1)
                                    -------   -------     -------      --------       ----      ---------------------    --------
                                                                  (Ch$ Equivalent in millions)

Bank Liabilities
Short and long-term Bank
Liabilities:
Fixed Rate
Ch$ denominated (3)                   265.6     266.8       264.4         ---         ---        ---        796.8           796.8
Average interest rate (%)(2)       4.94%     4.94%       4.94%          ---         ---        ---
US$ denominated                       ---       ---         ---           ---         ---        ---        ---              ---
Average interest rate (%)(2)         ---       ---         ---           ---         ---        ---
Variable Rate
Ch$ denominated (3)                 1,688.1   1,033.2       906.3         864.0       ---        ---       4,491.6        4,491.6
Average interest rate (%)(4)(2)      5.11%     5.26%       5.26%         5.26%
US$ denominated                     2,134.8     234.0    14,871.5      14,854.2       ---       ---       32,094.5       32,094.5
Average interest rate (%)(2)       1.90%     1.99%       1.99%         1.99%

-----------------
1.   These figures were calculated based on the discount value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved.
2.   Average interest rate means, for variable rate debt, the average prevailing interest rate on December 31, 2003, on Cristalerias' variable rate debt, and for fixed rate debt, the average prevailing interest rate on December 31, 2003, on Cristalerias' fixed rate debt.
3.   These figures were calculated based on the Observed Exchange Rate, as of
     December 31, 2003, which was Ch$593.8=US$ 1.00.
4.   Calculated using the 360 days TAB (Chilean Active Bank Rate), which was
     3.36% in 12/31/2003.


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


                                                                    As of December 31, 2002
                                                                     Expected maturity date
                                    ---------------------------------------------------------------------------------------------
                                                                                                         Total Debt        Fair
                                                                                                         (incl. 200        Value
                                     2004       2005       2006         2007          2008      Thereafter maturities)      (1)
                                    -------   -------     -------      --------       ----      ---------------------    --------
                                                                  (Ch$ Equivalent in millions)
Bank Liabilities
Short and long-term Bank
Liabilities:
Fixed Rate
Ch$ denominated (3)                    10.6      ---         ---        ---           ---       ---            10.6          10.6
Average interest rate (%) (2)           3.2%     ---         ---        ---           ---       ---
US$ denominated                       ---        ---         ---        ---           ---       ---            ---          ---
Average interest rate (%) (2)         ---        ---         ---        ---           ---       ---
Variable Rate
Ch$ denominated (3)                 1,422.0   2,523.5     1,566.7         905.9       863.6     ---         7,281.6       7,281.6
Average interest rate (%)(4)(2)      3.87%     2.56%       3.16%         2.22%       2.21%      ---
US$ denominated                     2,983.9   2,272.1       297.5      18,146.7    18,144.9     ---        41,845.2      41,845.2
Average interest rate (%) (2)        2.42%     2.49%       4.24%         2.68%       2.68%      ---

-----------------
1.   These figures were calculated based on the discount value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved.
2.   Average interest rate means, for variable rate debt, the average prevailing interest rate on December 31, 2002, on Cristalerias' variable rate debt, and for fixed rate debt, the average prevailing interest rate on December 31, 2002, on Cristalerias' fixed rate debt.
3.   These figures were calculated based on the Observed Exchange Rate, as of
     December 31, 2002, which was Ch$718.61=US$ 1.00.
4.   Calculated using the 360 days TAB (Chilean Active Bank Rate), which was
     0.32% on 02/01/03.


          The following table summarizes the public debt obligations held by our company, as of December 31, 2003. The table presents principal payment obligations that exist by maturity date and the related interest rate.



                                                                    As of December 31, 2003
                                                                     Expected maturity date
                                    ---------------------------------------------------------------------------------------------
                                                                                                         Total Debt
                                                                                                         (incl. 200        Fair
                                     2004       2005       2006         2007          2008      Thereafter maturities)     Value
                                    -------   -------     -------      --------     --------    ---------------------    --------
                                                                  (Ch$ Equivalent in millions)
Short-term:
Fixed Rate
ChUF$ denominated                    ---        ---         ---         ---           ---         ---        ---           ---
Interest rate (%)                    ---        ---         ---         ---           ---         ---        ---           ---
Long-Term:
ChUF$ denominated                   1,754.3   3,384.0       ---         ---         33,840.0    52,452.0   91,430.3       92,894
Interest rate (%)                    5.36%     6.25%        ---         ---           4.75%       5.95%      ---           ---

-----------------


          The following table summarizes the public debt obligations held by our company, as of December 31, 2002. The table presents principal payment obligations that exist by maturity date and the related interest rate.




                                                                   As of December 31, 2002
                                                                     Expected maturity date
                                    ---------------------------------------------------------------------------------------------
                                                                                                         Total Debt        Fair
                                                                                                         (incl. 200        Value
                                     2004       2005       2006         2007          2008      Thereafter maturities)      (1)
                                    -------   -------     -------      --------     --------    ---------------------    --------
                                                                  (Ch$ Equivalent in millions)
Bonds

Short-term:
Fixed Rate                            ---       ---         ---          ---          ---        ---         ---           ---
ChUF$ denominated                     ---       ---         ---          ---          ---        ---         ---           ---
Interest rate (%)                     ---       ---         ---          ---          ---        ---         ---           ---

Long-Term:
ChUF$ denominated                   1,966.3     ---       3,382.3        ---          ---       86,249.0   91,598.6      91,961.7
Interest rate (%)                    5.51%      ---        6.25%         ---          ---         5.48%       ---          ---



Risk of Variations in Foreign Currency Exchange Rates


          Our consolidated results are exposed to variations in exchange rates, particularly to fluctuations in the peso-U.S. dollar exchange rate. As of December 31, 2003, we held U.S. dollar-denominated operating assets totaling approximately Ch$17,612 million and U.S. dollar-denominated liabilities of approximately Ch$40,826 million. As a result, we had a net exposure of Ch$23,214 million. As of December 31, 2002, we held U.S. dollar-denominated operating assets totaling approximately Ch$10,897 million and U.S. dollar-denominated liabilities of approximately Ch$52,704 million. As a result, we had a net exposure of Ch$41,807 million.

          The table below provides information about our U.S.
dollar-denominated operating assets and liabilities:

                                       December 31, 2002    December 31, 2003
                                       (Ch$ in millions)    (Ch$ in millions)
                                       ----------------     -----------------
On-Balance Sheet Financial
   Instruments (1)

Assets
     Cash                                    333.1                465.4
     Miscellaneous Receivables             4,491.9              4,920.4
     Other assets                          6,072.3             12,226.5
Total assets                              10,897.3             17,612.3

Liabilities
     Obligations to Banks                 40,383.2             31,900.9
     Accounts payable                      3,158.5              1,439.2
     Documents payable                     2,367.4              1,762.3
     Accrued expenses                      5,424.8              4,931.6
     Miscellaneous Creditors               1,370.3                792.1
  Total liabilities                       52,704.2             40,826.1

-----------------
[(1) ADD FN TEXT HERE]

          As of December 31, 2003, we held approximately Ch$2,665 million in U.S. dollar-denominated time deposits, Ch$37,066 million in marketable securities, as well as foreign currency forward contracts to purchase U.S. dollars totaling US$ 44.6 million and foreign currency forward contracts to sell U.S. dollars totaling US$41.6 million.

          As of December 31, 2002, we held approximately Ch$3,301 million in U.S. dollar-denominated time deposits, Ch$64,253 million in marketable securities, as well as foreign currency forward contracts to purchase U.S. dollars totaling US$ 130.6 million.

          The table below provides information about our U.S.
dollar-denominated time deposits and forward exchange agreements that are sensitive to foreign currency exchange rates as of December 31, 2003:




                                                                  As of December 31, 2003
                                                                  Expected maturity date
                                    ------------------------------------------------------------------------------------
                                                                                                                 Fair
                                        2004       2005       2006      2007    2008     Thereafter    Total     Value
                                    ----------   ---------  --------- ------- --------  ------------ ---------  --------
On-Balance Sheet Financial
Instruments                                                          (Ch$ in millions)

US$ Time Deposits                       2,665        ---       ---      ---     ---         ---        2,665      2,665
Marketable Securities                  37,066        ---       ---      ---     ---         ---       37,066     37,066
Long-Term Bonds                           ---      8,036       ---      ---     ---         ---        8,036      8,450
Reverse Repurchase agreements           3,586        ---       ---      ---     ---         ---        3,586      3,586
Anticipated Transactions and                                     Expected transaction date
Related Derivatives                                                  (Ch$ in millions)
Forward Exchange agreements
(Receive US$/Pay UF): (1)
Contract Amount (2)                       ---        ---       ---      ---     ---        ---           ---        ---
Average Contractual Exchange Rate
(UF/US$) Forward Exchange agreements
(Receives Ch$/Pays US$)
Contract Amount (3)                    (2,398)        ---       ---      ---     ---        ---        (2,398)    (2,366)
Average Contractual Exchange Rate      662.83
(Ch$/US$)
(1)  The UF-U.S. dollar exchange rate differs from the peso-U.S. dollar exchange rate because the UF automatically adjusts with Chilean inflation and is tied in part to the peso-U.S. dollar exchange rate.
(2)  These figures were calculated based on the Observed Exchange Rate as of
     December 31, 2003, which was Ch$593.80=US$1.00.
(3)  This average exchange rate includes Dollar purchase forward exchange contracts of US$44.6 million and Dollar sale future exchange contracts of
     US$41.6 millin, which take into account an average exchange rate of
     Ch$686.91/US$1 and Ch$638.74/US$1 respectively.


          The table below provides information about our U.S.
dollar-denominated time deposits and forward exchange agreements that are sensitive to foreign currency exchange rates, as of December 31, 2002:



                                                                 As of December 31, 2002
                                                                  Expected maturity date
                                    -----------------------------------------------------------------------------------
                                                                                                                 Fair
                                       2003        2004       2005      2006    2007     Thereafter    Total     Value
                                    ----------  ---------   --------  -------  ------  -------------  -------  ---------
On-Balance Sheet Financial
Instruments                                                         (Ch$ in millions)



US$ Time Deposits                      3,301        ---        ---      ---      ---        ---         3,301      3,301
Marketable Securities                 64,253        ---        ---      ---      ---        ---        64,253     64,378
Long-Term Bonds                         ---         ---       9,938     ---      ---        ---         9,938     10,494
Reverse Repurchase agreements          5,692        ---        ---      ---      ---        ---         5,692      5,692





Anticipated Transactions and                                    Expected transaction date
Related Derivatives                                                 (Ch$ in millions)
Forward Exchange agreements
(Receive US$/Pay UF): (1)
Contract Amount (2)                    (628)        ---        ---      ---      ---       ---          (628)      1,076
Average Contractual Exchange Rate      0.04295
(UF/US$) Forward Exchange agreements
(Receives Euros/Pays US$)
Contract Amount (3)                     ---         ---        ---      ---      ---       ---          ---        ---
Average Contractual Exchange Rate
(US$/Euro)

(1) The UF-U.S. dollar exchange rate differs from the peso-U.S. dollar exchange rate because the UF automatically adjusts with Chilean inflation and is tied in part to the peso-U.S. dollar exchange rate.
(2) These figures were calculated based on the Observed Exchange Rate as of December 31, 2002, which was Ch$718.61=US$1.00.



          In addition, during 2003, approximately 36% of our consolidated sales were denominated in U.S. dollars (36.7% in 2002). These sales stemmed primarily from the exports of wine from Vina Santa Rita and from sales by Cristalerias in Chile for contracts denominated in U.S. dollars. Furthermore, during 2003, 30% of our consolidated costs, were denominated in U.S. dollars (27.4% in 2002). In the case of the glass container business approximately 34% of sales and 27% of costs were denominated in US Dollars (34% and 28% respectively in 2002); the latter mainly related to costs of raw materials such as soda ash and energy. In the case of Santa Rita approximately 54.5% of consolidated sales and 34.0% of consolidated costs are denominated in US Dollars; the latter mainly corresponding to dry costs such as corks, labels and bottles.

          As of December 31, 2003, we held investments in Argentina of Ch$16,150 million as represented by a 40% ownership interest in Rayen Cura S.A.I.C., which has been remeasured into U.S. dollars as required under BT 64 (Ch$20,763 million in 2002).

Other Risks

i.   Competition

          The glass containers industry in Chile is subject to substitutes such as plastics, tetra packs and aluminum and steel cans. Additionally, the Company faces competition from a local producer and from imports of glass containers. An increase in the level of competition could affect the Company's sales and/or its margins, and therefore impact negatively its results. At the same time it is worth mentioning that the Company has an important market share in each of the glass container segments in which it participates as well as the advantages that glass has compared with potential substitutes. In addition, the Company owns 50% of a plastic containers producer, Envases CMF S.A., and owns 40% of Rayen Cura S.A.I.C., a glass producer located in the province of Mendoza, Republic of Argentina.

          In the case of the wine business there is a high level of competition in the local market that allows fluctuations in the Company's profitability. In relation to foreign markets, the level of globalization and the large amount of participants in the wine industry make these markets highly competitive.

ii.  Concentration of sales to the wine sector

          During 2003 59.7% of individual sales of the glass business in Chile were glass containers for the wine sector. Of this total, 81% was attributable to wine exports. In this way, potential problems in the commercialization or production of Chilean wine could negatively affect the Company's results. In addition, it is noteworthy that 44.1% of the Company's consolidated sales correspond to sales of Vina Santa Rita.

Agricultural risk

          Production of fine wines depends importantly of quantity and quality of harvested grapes. Being an agricultural activity, grapes harvest is influenced by factors such as weather and plagues. Likewise, a higher than expected harvest represents a reduction of direct costs, and, at the same time, could have negative effects in the sale price of the final product. Vina Santa Rita has demanding quality standards on its agricultural assets administration, which include, among others: plague resistant plantations, deep wells that ensure a higher water availability and frost and hail control systems in the majority of its vineyards, in order to reduce exposure to the aforementioned factors. Additionally, Vina Santa Rita has invested in plantations in order to increase self supply for its fine wines production.


ITEM 12: Description of Securities other than Equity Securities

Not Applicable

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not Applicable

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

ITEM 15: Controls and Procedures

          Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

          Furthermore, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16:  Reserved

ITEM 16A. Audit Committee Financial Expert

          In accordance with Chilean laws and regulations, our Board of Directors, at its meeting on April 19, 2003, elected the following three members of what is called the "Committee of Directors," which is the Audit
Committee:

o    Mr. Juan Agustin Figueroa Yavar, President

o    Mr. Joaquin Barros Fontaine

o    Mr. Patricio Claro Grez

          The Board is in the process of evaluating whether any current member of the Audit Committee qualifies as an "audit committee financial expert," as the term is defined in Item 16A of Form 20-F. If the evaluation, once complete, shows that no current member of the Audit Committee is qualified as such an expert, the Board of Directors intends to propose an appropriately qualified audit committee financial expert as a candidate to the Audit Committee.

ITEM 16B. Conduct Ruling

          We have adopted a conduct ruling that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, corporate comptroller and accounting officer. Our conduct ruling is filed as Exhibit 11.1. If we make any substantive amendment to the conduct ruling or grant any waivers, including any implicit waiver, from a provision of the conduct ruling, we will disclose the nature of such amendment or wavier on our website, www.cristalchile.com.

 ITEM 16C.Principal Accountant Fees and Services

          The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2002 and 2003:

                                  Year ended December 31,
                               -------------------------------
                                 2002                  2003
                               ---------             ---------
                                (Ch$ in constant millions)

  Audit fees (1)                   85                   85
  Audit-related fees (2)           --                   --
  Tax fees (3)                     --                   --
  Other fees (4)                   --                   --
        Total fees                 85                   85

-----------------
(1) Audit Fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2) Audit-Related Fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.
(3) Tax and Legal Fees relate to services performed by the tax division for tax compliance, planning, and advice.
(4) All Other Fees relate to products and services provided by the principal accountant that are not otherwise described in this table.

          Audit fees in the above table are the aggregate fees billed and contracted to be billed by Ernst & Young Limitada in connection with the audit of our 2003 annual financial statements, statutory and regulatory filings and engagements, including the review of our interim financial statements as of and for the period ended June 30, 2003.

          We did not incur any audit-related fees, tax fees or other fees with Ernst & Young Limitada. Audit-related fees would include assurance and related services that are related to the performance of the audit or review of our financial statements. Tax fees would include tax compliance, tax advice, and tax planning.

Audit Committee Pre-Approval Policies and Procedures

          We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee. Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our board.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          During 2003, no issuer or affiliated party repurchases were made pursuant to publicly announced plans or programs or not pursuant to such plans.

                                   PART III


ITEM 17:  Financial Statements

          Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18:  Financial Statements

          The following consolidated financial statements of our company and its subsidiaries are included at the end of this annual report:



     Independent Auditors' Report....................................................................F-2

     Consolidated balance sheets at December 31, 2002 and 2003.......................................F-4

     Consolidated statements of income for the years ended December 31, 2001, 2002 and 2003..........F-6

     Consolidated statements of cash flows at December 31, 2001, 2002 and 2003.......................F-8

     Notes to the Consolidated Financial Statements................................................ F-10



          The following consolidated financial statements of Cordillera
Comunicaciones Ltda. and its subsidiaries are included at the end of this annual report:

     Independent Auditors' Report....................................................................G-3

     Consolidated balance sheets at December 31, 2002 and 2003.......................................G-5

     Consolidated statements of income for the years ended December 31, 2001, 2002 and 2003..........G-7

     Consolidated statements of cash flows at December 31, 2001, 2002 and 2003.......................G-8

     Notes to the Consolidated Financial Statements.................................................G-10


ITEM 19:  Exhibits

          The exhibits filed with or incorporated by reference in this annual report are listed in the index of exhibits below.

Exhibit Number Description

12.1     Certification of Mr. Cirilo Elton Gonzalez pursuant to
         Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2     Certification of Mr. Rodrigo Palacios Fitz-Henry, pursuant to
         Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1 Certification of Mr. Cirilo Elton Gonzalez pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).

13.2     Certification of Mr. Rodrigo Palacios Fitz-Henry pursuant to 18
         U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 (filed herewith).

8.1      List of Cristalerias Subsidiaries (filed herewith).

11.1     Conduct Ruling of the company (filed herewith).

             ----------------------------------------------------
                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                              ------------------


















                       CONSOLIDATED FINANCIAL STATEMENTS
             as of December 31, 2002 and 2003 and for each of the
               three years in the period ended December 31, 2003
               together with the Reports of Independent Auditors

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                                 ------------

                  Index to Consolidated Financial Statements

                                                                    Pages

INDEPENDENT AUDITORS' REPORT:
  Audit Report of Ernst & Young - 2002 and 2003                     F-2
  Audit Report of Langton Clarke - 2001                             F-3

CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Balance Sheets as of December 31, 2002
  and 2003                                                      F-4 - F-5
Consolidated Statements of Income for each of the
  three years in the period ended December 31, 2003                 F-6
Consolidated Statements of Changes in Shareholders'
  Equity for each of the three years in the period ended
  December 31, 2003                                                 F-7
Consolidated Statements of Cash Flows for each of the
  three years in the period ended December 31, 2003             F-8 - F-9
Notes to the Consolidated Financial Statements                      F-10

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

                                 ------------

REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of Cristalerias de Chile S.A.:


We have audited the accompanying consolidated balance sheets of Cristalerias de Chile S.A. and Subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001 were audited by Langton Clarke, a member of Andersen Worldwide, who issued an unqualified opinion in their report dated February 28, 2002, except for Notes 2(a), 2(b), 35 and 39 for which the date was May 29, 2002. Andersen Worldwide has ceased operating as a member of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cristalerias de Chile S.A. and Subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 37 to the consolidated financial statements).

                                      /s/ Ernst & Young

ERNST & YOUNG LTDA.
Santiago, Chile
February 26, 2004

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

As explained in Note 3 to these consolidated financial statements, on January 1, 2000 the Company prospectively recorded the tax effects of temporary differences adopted using the liability method in accordance with Technical Bulletins No. 60 and 68 issued by the Chilean Association of Accountants and Circular No. 1,466 issued by the Chilean Superintendency of Securities and Insurance.




LANGTON CLARKE
Santiago, Chile February 28, 2002,
(except for Notes 2(a), 2(b), 35 and 39 for which the date is May 29, 2002)

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
            as of December 31, 2003 and thousands of U.S. dollars)

                                                                                        As of December 31,
                                                                          ---------------------------------------------
             ASSETS                                                          2002            2003             2003
                                                                             ThCh$           ThCh$            ThUS$
                                                                                                           (Note 2(o))
                                                                          -----------      -----------      -----------
CURRENT ASSETS:
   Cash                                                                     2,450,019        3,513,737           5,917
   Time deposits (Note 4)                                                  13,112,270        4,265,706           7,184
   Marketable securities (Note 4)                                          68,137,825       59,614,973         100,396
   Current receivables, net of allowance for doubtful accounts of
       ThCh$704,809 and ThCh$701,509 respectively (Note 5)                 43,530,243       45,000,647          75,784
   Accounts receivable from related companies (Note 6)                        403,409        1,166,627           1,965
   Inventories (Note 7)                                                    32,129,652       31,888,316          53,702
   Recoverable taxes, net (Note 8)                                            795,607        3,934,227           6,626
   Prepaid expenses                                                         1,718,272        1,636,025           2,755
   Deferred income taxes (Note 8)                                           1,192,020        1,060,466           1,786
   Other current assets (Note 9)                                           15,561,568       12,755,237          21,481
                                                                          -----------      -----------         --------

        Total current assets                                              179,030,885      164,835,961         277,596
                                                                          -----------      -----------         --------

PROPERTY, PLANT AND EQUIPMENT (Note 11):
   Land                                                                    13,058,482       13,083,665          22,034
   Buildings and construction                                              55,742,387       61,582,136         103,709
   Machinery and equipment                                                132,480,170      144,254,005         242,934
   Other property, plant and equipment                                     11,252,568       11,475,204          19,325
   Technical revaluation of property, plant and equipment                   7,713,765        6,606,881          11,126
   Less: Accumulated depreciation                                         (91,550,235)    (100,861,120)       (169,857)
                                                                          -----------     ------------        ---------

        Net property, plant and equipment                                 128,697,137      136,140,771         229,271
                                                                          -----------      -----------        ---------

OTHER ASSETS:
   Investments in related companies (Note 12)                             110,749,484      103,059,369         173,559
   Investments in others companies (Note 13)                                  825,600          825,600           1,390
   Long-term receivables                                                      196,909          210,268             354
   Accounts receivables from related companies (Note 6)                         1,442            2,894               5
   Intangibles, net (Note 15)                                              10,771,986       10,593,695          17,841
   Goodwill, net (Note 14)                                                  9,822,246        8,978,309          15,120
   Other assets (Note 16)                                                  16,907,513       13,298,636          22,396
                                                                          -----------      -----------        ---------

        Total other assets                                                149,275,180      136,968,771         230,665
                                                                          -----------      -----------        ---------

        Total assets                                                      457,003,202      437,945,503         737,532
                                                                          ===========      ===========        =========


                     The accompanying notes are an integral part of these consolidated financial statements.


                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of U.S. dollars)

                                                                                              As of December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                                            ----------------------------------------------
                                                                                   2002             2003              2003
                                                                                   ThCh$            ThCh$             ThUS$
                                                                                                                   (Note 2(o))
                                                                                -----------      -----------       -----------

CURRENT LIABILITIES:
  Short-term bank liabilities (Note 17)                                              10,590          165,648              279
  Current portion of long-term bank liabilities (Note 17)                         4,405,941        3,922,847            6,606
  Current portion of bonds payable (Note 19)                                      1,966,286        1,754,288            2,954
  Dividends payable                                                                 729,869          503,684              848
  Trade accounts payable                                                         13,399,179       11,233,939           18,919
  Miscellaneous creditors                                                         2,440,235        1,657,009            2,791
  Accounts payable to related companies (Note 6)                                    890,409          722,925            1,217
  Accrued expenses (Note 20)                                                     10,872,844        8,440,614           14,215
  Withholdings                                                                    2,714,583        3,294,333            5,548
  Unearned income                                                                 1,634,702        3,035,936            5,113
  Other current liabilities (Note 18)                                               628,635        2,397,846            4,038
                                                                                -----------      -----------          -------
    Total current liabilities                                                    39,693,273       37,129,069           62,528
                                                                                -----------      -----------          -------

LONG-TERM LIABILITIES:
  Long-term bank liabilities (Note 17)                                           44,720,914       33,294,496           56,070
  Bonds payable (Note 19)                                                        89,631,274       89,676,000          151,021
  Accounts payable                                                                   14,210                -                -
  Miscellaneous creditors                                                         2,505,839          272,283              459
  Accrued expenses (Note 20)                                                      5,627,116        7,539,441           12,697
  Deferred income taxes (Note 8)                                                  4,046,876        4,030,879            6,788
                                                                                -----------      -----------          -------
  Total long-term liabilities                                                   146,546,229      134,813,099          227,035
                                                                                -----------      -----------          -------

COMMITMENTS AND CONTINGENCIES (Note 29):

MINORITY INTEREST (Note 21):                                                     37,120,269       37,681,750           63,459

SHAREHOLDERS' EQUITY (Note 22):
  Authorized, subscribed and paid-in capital represented by
    64,000,000 shares with no par value                                          65,396,749       65,396,749          110,133
  Share premium                                                                  27,874,377       27,874,377           46,942
  Other reserves                                                                  9,810,228        6,421,900           10,815
  Retained earnings                                                             112,724,808      122,202,039          205,797
  Net income                                                                     17,837,269        6,426,520           10,823
                                                                                -----------      -----------          -------
    Total shareholders' equity                                                  233,643,431      228,321,585          384,510
                                                                                -----------      -----------          -------

Total liabilities and shareholders' equity                                      457,003,202      437,945,503          737,532
                                                                                ===========      ===========          =======

                            The accompanying notes are an integral part of these consolidated financial statements.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME
               (Translation of financial statements originally
                issued in Spanish - See Note 2) (Restated for
                 general price-level changes and expressed in
                  thousands of constant Chilean pesos as of
               December 31, 2003 and thousands of U.S. dollars)


                                                                                   Years ended December 31,
                                                               ---------------------------------------------------------------
                                                                   2001              2002             2003            2003
                                                                   ThCh$             ThCh$            ThCh$           ThUS$
                                                                                                                   (Note 2(o))
                                                               ------------      ------------      ------------    ------------
OPERATING RESULTS:

Net sales                                                       147,648,547       162,667,833       169,941,105        286,192
Cost of sales                                                   (90,986,823)      (95,725,678)     (105,685,566)      (177,982)
                                                               ------------      ------------      ------------       ---------

Gross margin                                                     56,661,724        66,942,155        64,255,539        108,210
Selling and administrative expenses                             (22,764,040)      (24,915,744)      (26,613,799)       (44,819)
                                                               ------------      ------------      ------------       --------

Operating income                                                 33,897,684        42,026,411        37,641,740         63,391
                                                               ------------      ------------      ------------       --------

NON-OPERATING RESULTS:
  Net interest expense (Note 23)                                 (4,256,736)       (4,329,668)       (4,235,958)        (7,134)
  Equity participation in net income (loss) of
    related companies (Note 12)                                  (7,692,604)       (8,991,404)       (4,538,754)        (7,644)
  Other non-operating income (Note 23)                            6,980,179         1,276,956           928,916          1,564
  Other non-operating expense (Note 23)                          (2,857,052)       (4,114,556)       (2,313,971)        (3,897)
  Price-level restatement, net (Note 24)                         (2,361,148)       (1,970,860)         (802,562)        (1,352)
  Foreign currency translation, net (Note 25)                     1,401,312         4,997,842       (17,064,668)       (28,738)
                                                               ------------      ------------      ------------        -------

    Non-operating income (loss)                                  (8,786,049)      (13,131,690)      (28,026,997)       (47,201)
                                                               ------------      ------------      ------------        -------

    Income before income taxes and minority
      interest                                                   25,111,635        28,894,721         9,614,743         16,190
    Income taxes (Note 8)                                        (5,183,099)       (6,461,791)       (1,347,581)        (2,268)
    Extraordinary income (Note 26)                                1,857,013               -                  -             -
                                                               ------------      ------------      ------------        -------

    Income before minority interest                              21,785,549        22,432,930         8,267,162         13,922
    Minority interest (Note 21)                                  (3,298,782)       (4,595,661)       (1,840,642)        (3,099)
                                                               ------------      ------------      ------------        -------

Net income                                                       18,486,767        17,837,269         6,426,520         10,823
                                                               ============      ============      ============        =======


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

                                                                                            Previous
                                        Share        Share        Other       Retained     Year's Net    Net Income
                                       Capital      Premium      Reserves     Earnings       Income     For the Year      Total
                                        ThCh$        ThCh$        ThCh$        ThCh$          ThCh$         ThCh$          ThCh$
                                     -----------   ----------   ----------   -----------   -----------  -------------   ------------


Balance as of January 1, 2001         60,973,186   25,988,901    6,058,558    87,131,175    17,042,239              -   197,194,059
Profit distribution 2001                       -            -      107,536    16,934,703   (17,042,239)             -             -
Dividends                                      -            -            -    (8,996,480)            -                   (8,996,480)
Price-level restatement of equity
accounts                               1,890,169      805,655      172,570     3,070,988             -              -     5,939,382
Currency translation adjustment                -            -    1,604,256             -             -              -     1,604,256
Subsidiary start-up stage deficit              -            -     (123,129)            -             -              -      (123,129)
Net income for the year                        -            -            -             -             -     17,770,611    17,770,611
                                      ----------   ----------   ----------   -----------    ----------     ----------   -----------
Balance as of December 31, 2001       62,863,355   26,794,556    7,819,791    98,140,386             -     17,770,611   213,388,699
                                      ==========   ==========   ==========   ===========    ==========     ==========   ===========
Balance as of December 31, 2001
restated to constant Chilean Pesos
as of December 31, 2003               65,396,749   27,874,377    8,134,929   102,095,444             -     18,486,767   221,988,266
                                      ==========   ==========   ==========   ===========    ==========     ==========   ===========

Balance as of January 1, 2002         62,863,355   26,794,556    7,819,791    98,140,386    17,770,611              -   213,388,699
Profit distribution 2002                       -            -      123,129    17,647,482   (17,770,611)             -             -
Dividends                                      -            -            -    (7,494,400)            -              -    (7,494,400)
Price-level restatement of
  equity accounts                      1,885,901      803,837      238,285     3,315,252             -              -     6,243,275
Currency translation adjustment                -            -    1,531,894             -             -              -     1,531,894
Net income for the year                        -            -            -             -             -     17,660,662    17,660,662
                                      ----------   ----------   ----------   -----------    ----------     ----------   -----------
Balance as of December 31, 2002       64,749,256   27,598,393    9,713,099   111,608,720       -           17,660,662   231,330,130
                                      ==========   ==========   ==========   ===========    ==========     ==========   ===========
Balance as of December 31, 2002
restated to constant Chilean Pesos
as of December 31, 2003               65,396,749   27,874,377    9,810,228   112,724,808             -     17,837,269   233,643,431
                                      ==========   ==========   ==========   ===========    ==========     ==========   ===========
Balance as of January 1, 2003         64,749,256   27,598,393    9,713,099   111,608,720    17,660,662              -   231,330,130
Profit distribution 2003                       -            -                 17,660,662   (17,660,662)             -             -
Dividends                                      -            -            -    (8,406,400)            -              -    (8,406,400)
Price-level restatement of
  equity accounts                        647,493      275,984       97,131     1,339,057             -              -     2,359,665
Currency translation adjustment                -            -  (3,388,330)             -             -              -    (3,388,330)
Net income for the year                        -            -            -             -             -      6,426,520     6,426,520
                                      ----------   ----------   ----------   -----------    ----------     ----------   -----------
Balance as of December 31, 2003       65,396,749   27,874,377    6,421,900   122,202,039             -      6,426,520   228,321,585
                                      ==========   ==========   ==========   ===========    ==========     ==========   ===========

As of December 31, 2001, 2002 and 2003 there were 64,000,000 shares authorized, issued and outstanding.

                     The accompanying notes are an integral part of these consolidated financial statements.


                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of U.S. dollars)


                                                                                  Years ended December 31,
                                                                ---------------------------------------------------------
                                                                    2001            2002           2003           2003
                                                                   ThCh$            ThCh$          ThCh$          ThUS$
                                                                                                               (Note 2(o))
                                                                ----------      -----------     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME                                                      18,486,767       17,837,269       6,426,520         10,823
  Net (gain) loss on sale of property and equipment                (44,944)          50,438         122,185            206
  Net (gain) loss on sale of other assets                       (2,070,142)               -               -              -
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
  Depreciation                                                  12,256,348       13,710,672      14,727,039         24,801
  Amortization of intangibles                                      164,506          180,998         296,917            500
  Amortization of bonds                                            243,585          206,036         326,029            549
  Amortization of prepaids                                         851,293          394,263         438,315            738
  Write-offs and provisions                                      4,038,228        8,518,965       1,972,742          3,322
  Equity in net loss of related companies                        7,692,604        8,991,404       4,538,754          7,644
  Amortization of goodwill                                         855,611          653,119         577,203            972
  Price-level restatement, net                                   2,361,148        1,970,860         802,562          1,352
  Foreign exchange gain, net                                    (1,401,312)      (4,997,842)     17,064,668         28,738
  Other, net                                                      (845,431)       3,708,085      (8,192,875)       (13,797)
CHANGES IN OPERATING ASSETS:
  (Increase) decrease in current receivable                     (6,108,279)      (4,645,631)        581,545            979
  (Increase) decrease in inventories                               865,030       (3,647,598)       (574,569)          (968)
  Increase in other assets                                      (3,780,216)      (1,914,417)       (903,829)        (1,522)
CHANGES IN OPERATING LIABILITIES:
Increase (decrease) in trade accounts payable                    1,675,405        1,316,413      (3,954,092)        (6,659)
Increase (decrease) in bank liabilities                         (1,106,081)       2,434,166        (370,023)          (623)
Increase (decrease) in income tax                                1,579,465          582,027      (2,353,081)        (3,963)
Increase (decrease) in accounts payable to related               2,118,652         (200,725)        882,098          1,486
companies
Increase (decrease) in withholdings                               (257,894)         125,485       1,186,630          1,999
Loss in minority interest                                        3,298,782        4,595,661       1,840,642          3,099
                                                                ----------       ----------      ----------       --------
NET CASH PROVIDED  BY
OPERATING ACTIVITIES                                            40,873,125       49,869,648      35,435,380         59,676
                                                                ==========       ==========      ==========        =======

                    The accompanying notes are an integral part of these consolidated financial statements.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
            as of December 31, 2003 and thousands of U.S. dollars)

                                                                               Years ended December 31,
                                                             -----------------------------------------------------------
                                                                2001            2002            2003            2003
                                                                ThCh$           ThCh$           ThCh$           ThUS$
                                                                                                             (Note 2(o))
                                                             ------------    ------------    ------------    -----------
CASH FLOW FROM FINANCING ACTIVITIES:
  Borrowings from banks and others                              8,802,865       3,173,791         220,986            372
  Bonds payable                                                19,045,096      69,077,493               -              -
  Borrowings from related companies                             1,986,639          78,545         124,518            210
  Dividends paid                                               (9,834,314)     (9,246,022)     (9,942,762)       (16,744)
  Payment of loans                                            (12,180,660)    (45,549,482)     (4,377,152)        (7,371)
  Payment for bond issuance costs                                      -       (3,870,561)               -             -
  Repayment of bonds                                           (1,100,268)     (1,060,815)       (212,214)          (357)
  Payment of loans from related companies                      (2,320,860)       (325,781)       (150,068)          (253)
  Other sources of financing                                      982,810                -              -              -
  Other finance payments                                         (163,477)       (458,765)     (1,452,340)        (2,446)
                                                               ----------      ----------     -----------       --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                       5,217,831      11,818,403     (15,789,032)       (26,589)
                                                               ----------      ----------     -----------       --------
CASH FLOW FROM INVESTING ACTIVITIES:
  Proceeds from sales of property, plant and equipment          1,525,951         239,409         369,137            622
  Proceeds from sales of permanent investment                     957,932           1,395               -              -
  Proceeds from sales of other investments                     55,981,752      11,467,486       2,395,881          4,035
  Proceeds from loans from related companies                    1,384,696          90,831       2,032,082          3,422
  Proceeds from forwards contracts                             10,617,050       5,038,015       2,770,343          4,665
  Additions to property, plant and equipment                  (34,049,120)    (15,654,305)    (25,643,601)       (43,186)
  Disbursements for forward contracts                                   -               -      (9,977,356)       (16,803)
  Permanent investments                                        (4,091,354)     (4,112,747)     (3,920,618)        (6,603)
  Investment in financial instruments                         (67,597,460)     (1,609,107)     (2,465,810)        (4,153)
  Related company loans                                          (157,778)        (31,002)        (46,737)           (79)
  Other investing activities                                      112,347        (477,609)       (340,376)          (573)
                                                               ----------      ----------     -----------       --------
NET CASH USED IN INVESTING ACTIVITIES                         (35,315,986)     (5,047,634)    (34,827,055)       (58,653)
                                                               ----------      ----------     -----------       --------
TOTAL NET CASH FLOW OF THE PERIOD                              10,774,970      56,640,417     (15,180,707)       (25,566)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS
EQUIVALENTS                                                    (1,302,575)     (1,708,086)     (3,439,516)        (5,792)
                                                               ----------      ----------     -----------       --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                       9,472,395      54,932,331     (18,620,223)       (31,358)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE  PERIOD      29,825,469      39,297,864      94,230,195        158,690
                                                               ----------      ----------     -----------       --------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD             39,297,864      94,230,195      75,609,972        127,332
                                                               ==========      ==========     ===========       ========

                  The accompanying notes are an integral part of these consolidated financial statements.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)

1.   BUSINESS DESCRIPTION

     The primary activity of Cristalerias de Chile S.A. ("Cristalerias") and its subsidiaries (collectively, the "Company") is the production of glass bottles and plastic containers for the beverage industry. The Company also has majority holdings in companies within the communications and wine production industries. Virtually all the sales made by Cristalerias de Chile S.A. are within the domestic market, with the exception of wine bottle sales which have a significant export volume. In addition, Santa Rita also has a significant volume of export sales and is one of the largest exporters of wine in Chile.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis for preparation of financial statements:

     The consolidated financial statements of the Company have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Chilean Superintendency of Securities and Insurance (the "SVS"), which are collectively referred to as "Chilean GAAP". Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Chile do not conform with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Certain prior year amounts have been reclassified to conform to the current year method of presentation.

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

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

     (a)  Basis for preparation of financial statements, continued:

     As of December 31, 2001, 2002 and 2003, Cristalerias consolidated the following companies:

                        Name                                                       % Participation
                                                                     2001                2002              2003
                                                                     -----               -----             -----
Cristalchile Comunicaciones S.A.                                     99.99               99.99             99.99
Constructora Apoger S.A. "Apoger" (1)                                80.00               80.00             80.00
CIECSA S.A. and subsidiaries "CIECSA" (2)                            98.21               98.21             98.45
Vina Santa Rita "Santa Rita" (3)                    54.10               54.10             54.10
Cristalchile Inversiones S.A.                                        99.99               99.99             99.99


(1) Apoger consolidates its subsidiary, Monte Azul Ltda. of which it owns
99.0%.
(2) Consolidated CIECSA S.A. includes the balances of its subsidiary, Megavision S.A. of which previously owned 78.01%. Beginning August 27, 2002,
CIECSA's participation in Megavision S.A. increased to 99.99%. Beginning the third quarter of 2001, CIECSA's subsidiary, Ediciones Chiloe S.A. has not been consolidated, because ownership has decreased from 75% to 50%, and the Company no longer has control.
(3) Santa Rita and subsidiaries includes the balances of its subsidiaries, Vina Dona Paula S.A. and Vina Carmen S.A., of which it owns 99.0% and 100%, respectively. Sur Andino S.A., which is 100% owned and consolidated, was formed on March 1, 2001.


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

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

     (b)  Price-Level Restatement, continued:

     The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

                                                           Change over
                                                            previous
                                          Index            November 30
                                          ------           -----------

           November 30, 2001              110.10               3.1%
           November 30, 2002              113.36               3.0%
           November 30, 2003              114.44               1.0%


     By way of comparison, the year-end values of the Chilean consumer price index are as follows:

                                                           Change over
                                                            previous
                                          Index            December 31
                                          ------           -----------

           December 31, 2001              109.76               2.6%
           December 31, 2002              112.86               2.8%
           December 31, 2003              114.07               1.1%

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

     Values for the UF are as follows (historical pesos per UF):

                                                      Ch$
                                                   ---------

           December 31, 2001                       16,262.66
           December 31, 2002                       16,744.12
           December 31, 2003                       16,920.00

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

     (b)  Price-Level Restatement, continued:

     Comparative financial statements:

     All amounts in the financial statements and notes are expressed in constant Chilean pesos of December 31, 2003 purchasing power, unless otherwise stated. For comparative purposes, the December 31, 2001 and 2002 financial statements, and the amounts disclosed in the related footnotes have been restated by 4.0%(1) and 1.0%, respectively, in order to present such information in terms of Chilean pesos as of December 31, 2003. This updating does not change the prior year's statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

     (1) Originally reported 2001 figures multiplied by 3.0% then multiplied by 1.0%

     (c)  Assets and liabilities denominated in foreign currency:

     Balances in foreign currencies have been translated into Chilean Pesos at the Observed Exchange Rate as reported by the Central Bank of Chile as follows:


                                                          As of December 31,
                                              -------------------------------------------
                             Symbol           2001              2002               2003
                                              ------           --------          --------
                                              Ch$               Ch$                Ch$
U.S. Dollar                   US$             654.79             718.61            593.80
Pound Sterling                GBP             948.01           1,152.91          1,056.21
German Mark (1)               DEM             296.36                  -                 -
Italian Lira (1)              ITL               0.30                  -                 -
Swiss Franc                   CHF             390.62             517.69            477.64
French Franc (1)              FRF              88.36                  -                 -
Danish Corona (1)             DKK              77.82                  -                 -
Euro                          EUR             578.18             752.55            744.95
Argentine peso (2)            ARG             385.17             216.45            204.05

(1) Beginning on January 1, 2002, these currencies have been replaced by the Euro.
(2) In recent years prior to December 31, 2001, the Argentine peso was pegged to the U.S. dollar at a rate of 1 Argentine peso to 1 U.S. dollar.
     In early December 2001, restrictions were put in place that prohibited cash withdrawals above a certain amount and foreign money transfers, with certain limited exceptions. While the legal exchange rate remained at 1 peso to 1 U.S. dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts. In January 2002, the Argentine government announced its intent to create a dual currency system with an "official" fixed exchange rate of 1.4 pesos to 1 U.S. dollar for import and export transactions and a "free" floating exchange rate for other transactions. On January 11, 2002, the exchange rate market holiday ended and closing new "free" floating exchange rates ranged from 1.6 to 1.7 pesos to 1 U.S. dollar notwithstanding the official foreign exchange rate as of December 31, 2001, 2002 and 2003, in accordance with SVS Circular No. 81. The conversion of Argentine subsidiary financial statements reflect the conversion rate of 1.7, 3.32 and 2.91 pesos to 1 U.S. dollar, respectively.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

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

     Investments in mutual funds are presented at their redemption value at the end of each accounting period. Investment in other companies are recorded at the lower of price-level restated cost or market value.

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

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

     (f)  Property, plant and equipment:

     Property, plant and equipment are presented at price-level restated cost; as further restated for permitted technical revaluations carried out during 1979 and 1986. Depreciation has been calculated on a straight-line basis, taking into account the estimated useful lives of the assets, which are as follows:

                                                          Years
                                                          -----
     Buildings and construction                          15 - 50
     Machinery and equipment                              5 - 20
     Other                                                3 - 10

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

     (g)  Investments in related companies:

     Investments in companies in which the Company's participation exceeds 10% but is 50% or less are accounted for using the equity method unless the Company does not have significant control. In addition, if a company (such as Cristalerias) is part of a group under common control which owns more than 10% of the outstanding voting shares of a related company, each company in the controlled group which has an ownership interest in the related company accounts for its investment using the equity method. The Company's proportional share in net income and losses of related companies is recognized in non-operating income and expense in the Consolidated Statements of Income, after eliminating any unrealized profits from transactions between related companies.

     (h)  Staff severance indemnities:

     The Company has recorded a liability for long-term service indemnities in accordance with the collective bargaining agreements entered into with its employees. This liability is shown at its current value, based on the amount that would be owed if the employees terminated their employment. In general, each employee is entitled to receive one month's salary for every year of service with the Company.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

     (i)  Deferred income taxes and tax income:

     Prior to 2000, deferred income taxes were recorded based only on those non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes.

     Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

     Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin No. 60 and related amendments, recognizing the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities, using the liability method.

     The effect of the temporary differences existing at December 31, 1999 were recorded in complementary asset and liability accounts, and will be recognized in the statement of operations in the period in which they reverse.

     (j)  Allowance for doubtful accounts:

     The Company and its subsidiaries have established an allowance for doubtful accounts, which for presentation purposes is deducted from accounts receivables and notes receivables. The criteria used in determining the allowance is based on the aging of the balances due.

     (k)  Intangibles:

     Intangible assets comprise the value paid by Megavision in 1990 for the right to use the Channel 9 television frequency and its regional channels network and certain trademarks held by Santa Rita. The television broadcast rights have a long productive life, and according to commercial transactions it has maintained its economic value. The television broadcast rights are being amortized over a 40 year period on a decelerated basis, that is, the depreciation charge will increase as a proportion of the remaining balance. The decelerated basis has been chosen in order to match the amortization expense with the expected increases in advertising revenue. Trademarks are carried at historical cost plus price-level restatement. Beginning January 1, 1998, Santa Rita began to amortize these trademarks on a straight-line basis over a 40-year period.

     (l)  Goodwill and negative goodwill:

     Goodwill has resulted from comparing the price paid for the investment made with the proportional carrying values of the investment's net assets acquired. The amortization of these values is over a period of 20 years. As of December 31, 2002 and 2003, there are no negative goodwill amounts recorded.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

     (m)  Foreign currency forward exchange contracts:

     While the Company generally enters into derivative instruments to mitigate its risk to foreign currency, from time to time it enters into foreign currency forward contracts that are speculative in nature. Those foreign currency forward exchange contracts that form part of the Companies hedging program are designated as such, and are effective as hedges. The amounts payable and the amounts receivable related to foreign exchange hedging contracts are recognized on a net basis under Other Current Liabilities as of December 31, 2002 and 2003. Amounts payable or receivable under these contracts offset gains and losses on the assets, liabilities and transactions being hedged and are presented on a net basis at the end of the period and are classified according to the contract's expiration date.

     (n)  Revenue Recognition:

     Revenue is recognized (a) upon shipment of goods, at which time title transfers to the customer, or (b) upon broadcasting for advertising services.

     (o)  Convenience translation to U.S. dollars:

     The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2003 closing exchange rate of Ch$593.80 per US$1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at that exchange rate or at any other rate of exchange.

     (p)  Statement of cash flows:

     The Company considers all time deposits and instruments under repurchase agreements with a remaining maturity of less than 90 days as of year-end to be cash equivalents.

     (q)  Repurchase and Resale agreement operations:

     The financial instruments acquired with resale agreement are presented at their acquisition value plus the interests and indexation adjustments accrued at the closing of the fiscal year and they are classified as Other Current Assets.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

     (r)  Bonds:

     Bonds payable are recorded at the weighted-average yield rate of 5.60%. The difference between the face value and the proceeds received, equal to the premium or discount, is deferred and amortized on a straight-line basis over the term of the bonds, which is not materially different than the effective-interest method.

     (s)  Computer Software:

     The Company and Santa Rita acquired computer packages from third parties, which are recorded as Fixed Assets and amortized over 36 months by Cristalerias and over 48 months by the subsidiary Santa Rita, respectively.

     (t)  Foreign investments:

     In accordance with Technical Bulletin No. 64 ("BT 64") of the Chilean Association of Accountants, and Official Circular No. 5294 of the
     SVS, permanent foreign investments established in countries defined by BT 64 as being unstable, whose activities do not constitute an extension of the Company's operations are controlled and measured in U.S. dollars. Differences between the Chilean peso and the U.S. dollar exchange rate variation and fluctuations in CPI are accounted for as a charge or credit to the equity account called "Cumulative Translation Adjustment." Under BT 64, foreign exchange differences on US dollar-denominated liabilities that have been designated as a hedge of such investments are also included in the same equity account to the extent the hedge is effective. This rule corresponds to the Company's equity method investment in Rayen Cura and Santa Rita's consolidated subsidiary Dona Paula S.A.

     (u)  Research and development costs:

     The Company charges research and development costs to expense, when they are incurred.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

3.   CHANGES IN ACCOUNTING PRINCIPLES

     There were no changes in accounting principles during the years ended December 31, 2002 and 2003 that would affect the comparability with previously issued financial statements.

4.   TIME DEPOSITS AND MARKETABLE SECURITIES

     The composition of time deposits is as follows:

Institution                                        Currency        2002              2003
                                                                ----------         ---------
                                                                   ThCh$             ThCh$
Banco Santander-Santiago                             US$                 -         2,665,003
ScotiaBank                                           US$           307,139                 -
Banco J.P. Morgan Chase Bank                         US$         1,198,453                 -
Banco Deutsche Bank Chile S.A.                       US$         1,795,528                 -
Banco de Chile                                       Ch$                 -         1,235,194
BankBoston                                           Ch$                 -           365,509
Banco Santander-Santiago                             Ch$         9,811,150                 -
                                                                ----------         ---------
Total                                                           13,112,270         4,265,706
                                                                ==========         =========


     Marketable securities consist of the following:

                                                             2002             2003
                                                          ----------      ----------
                                                             ThCh$            ThCh$
Treasury bonds and money market securities                64,099,289      55,308,119
Equity securities                                          3,837,333       4,154,550
Other                                                        201,203         152,304
                                                          ----------      ----------
Total                                                     68,137,825      59,614,973
                                                          ==========      ==========

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

5.   CURRENT RECEIVABLES

     Current receivables are summarized as follows:

                                                        2002               2003
                                                     ----------         ----------
                                                        ThCh$              ThCh$

Trade accounts receivable                            38,644,697         40,109,328
Miscellaneous accounts receivable                       711,493          1,903,513
Notes receivable                                      4,878,862          3,689,315
                                                     ----------         ----------

Sub-total                                            44,235,052         45,702,156
Less: Allowance for doubtful accounts                  (704,809)          (701,509)
                                                     ----------         ----------
Total                                                43,530,243         45,000,647
                                                     ==========         ==========


     The movements in the allowance for doubtful accounts as at December 31, 2001, 2002 and 2003 are as follows:

                                                2001             2002              2003
                                              --------         --------          --------
                                                ThCh$            ThCh$             ThCh$

Allowance beginning                           (561,743)        (550,308)         (704,809)
Charges to costs and expenses                 (169,773)        (223,769)          (32,427)
Charges to other accounts                      160,926           53,236             2,890
Amounts written off                             20,282           16,032            32,837
                                              --------         --------          --------
Total                                         (550,308)        (704,809)         (701,509)
                                              ========         ========          ========

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

6.   RELATED PARTY TRANSACTIONS

     The following table details amounts receivable from and payable to related parties as of December 31, 2002 and 2003:

                                                             Balance Receivable          Balance Payable
                                                           ---------------------      ---------------------
                                                            2002         2003          2002          2003
                                                           -------     ---------      -------       -------
                                                            ThCh$        ThCh$         ThCh$         ThCh$
Short-term:
Metropolis - Intercom S.A. (indirect affiliate company)     54,082        81,113            -         8,307
Inversiones Bayona S.A. (shareholder)                            -             -      125,405        88,688
Servicios y Consultorias Hendaya S.A. (shareholder)          4,702         5,597      121,928        85,795
Elecmetal S.A. (majority shareholder)                          859           672      461,954       326,700
Editorial Zig-Zag S.A.(affiliate)                          236,590       133,970            -             -
Cordillera Comunicaciones Ltda. (affiliate)                      -             -            -             -
Claro y Compania (common board members)                        240           202       40,283         3,945
Distribuicion via Directa (common control)                       -             -            -             -
Envases CMF S.A. (affiliate)                                   139       659,218       88,036       189,381
Marketing Meter Ltda. (affiliate)                                -             -        9,964         9,865
Cia. Sudamericana de Vapores S.A. (common control)          17,474             -        6,789         8,789
Quemchi S.A. (common control)                                    -         1,009            -             -
Navarino S.A. (common control)                                   -         1,009            -             -
Vina Los  Vascos S.A. (indirect affiliate)                  86,275       124,713        7,385             -
Rayen Cura S.A.I.C. (affiliate)                              2,929       156,992       26,164             -
Ediciones Financieras S.A. (affiliate)                         119         2,132        2,501         1,455
                                                           -------     ---------      -------       -------
                        Total Short-term                   403,409     1,166,627      890,409       722,925
                                                           =======     =========      =======       =======
Long-term:
Ediciones Chiloe S.A. (affiliate)                            1,442         2,894            -             -
                                                           -------     ---------      -------       -------
                        Total Long-term                      1,442         2,894            -             -
                                                           =======     =========      =======       =======


     All related party transactions use estimated market rates.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

6.   RELATED PARTY TRANSACTIONS, continued:

Transactions with related parties that affect net income are as follows:


                                                             Amount of transaction             (Charge) Credit to income
                                                        --------------------------------   ---------------------------------
                                                          2001        2002       2003        2001        2002        2003
                                                        ---------   ---------  ---------   ----------  ----------  ---------
                                                          ThCh$       ThCh$      ThCh$       ThCh$       ThCh$       ThCh$
CRISTALCHILE S.A.
Servicios y Consultorias Hendaya S.A.
  (shareholder)
  Services received                                     1,285,681   1,330,538  1,370,806   (1,285,681) (1,330,538) (1,370,806)
  Dividends paid                                          783,255     723,329    780,060            -           -           -
  Services Provided                                        20,213      19,606     20,872       20,213      19,606      20,872
  Sales                                                     7,842       4,184      3,354           39         131         905
Cia. Electro Metalurgica S.A. (shareholder)
  Dividends paid                                        3,003,736   2,773,923  2,991,483            -           -           -
  Payments on company's behalf                                 21           -        280            -           -           -
  Purchase of industrial materials                          6,287       3,711      3,585            -           -           -
  Advertising sold                                          2,359       1,502      1,603          535         222         824
Claro y Compania (common board member)
  Legal Counsel                                           170,363     235,340    231,441     (170,363)   (235,340)   (231,441)
  Sales                                                     1,290         896        852          360         297         237
Navarino S.A. (common parent)
  Services Provided                                         9,966       9,914     10,130        9,966       9,914      10,130
Quemchi S.A. (common parent)
  Services Provided                                         9,966       9,914     10,760        9,966       9,914      10,760
  Loans Granted                                            52,015           -          -            -           -           -
  Repayment of Loans                                       52,015           -          -            -           -           -
  Interest on Loans Granted                                   159           -          -          159           -           -
Cia Sudamericana de Vapores S.A. (common parent)
  Shipping Services                                       420,106      12,388    266,586     (420,106)    (12,388)   (266,586)
  Advertising contracts                                    55,482      26,934          -       55,482      26,934           -
  Services received                                        46,203      41,045     45,856      (46,203)    (41,045)    (45,856)
  Sales                                                    51,246      46,786     32,085       11,343       9,822      10,528
Rayen Cura S.A. (equity-method investment)
  Direct Sales                                             39,944         185    697,022       10,642           -     186,317
  Paid in Capital                                       3,370,346           -          -            -           -           -
  Repayment of Loans                                          419           -          -            -           -           -
Cordillera Comunicaciones Ltda. (equity-method
  investment)
  Broadcasting rights                                           -     216,084          -            -           -           -
Vinedos Cullipeumo Ltda. (directors in common)
  Purchase of Industrial Materials                         40,055      82,273     40,468            -           -           -
CAP S.A. (directors in common)
  Advertising sold                                          2,601           -          -        2,601           -           -

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------


6.   RELATED PARTY TRANSACTIONS, continued:

                                                             Amount of transaction             (Charge) Credit to income
                                                        --------------------------------   ---------------------------------
                                                          2001        2002       2003        2001        2002        2003
                                                        ---------   ---------  ---------   ----------  ----------  ---------
                                                          ThCh$       ThCh$      ThCh$       ThCh$       ThCh$       ThCh$
CIECSA S.A.
Envases CMF S.A. (equity-method investment)
  Purchase of Industrial Materials                         18,071     515,410    628,148            -      50,018           -
  Sales                                                       180         196        432           36          65         120
  Paid in Capital                                         522,274           -          -            -           -           -
  Repayment of Loans                                    1,295,482           -          -            -           -           -
  Interest on Loans Granted                                60,912           -          -       60,912           -           -
  Reimbursement of Expenses                                12,611           -          -      (12,611)          -           -
  Other                                                         -       4,299     57,184            -           -           -
Televisa S.A. de CV (former owner of affiliate)
  Sales                                                    36,326           -          -       36,326           -           -
  Purchase of Materials                                 1,874,076           -          -   (1,874,076)          -           -
Metropolis Intercom S.A. (equity-method investment)
  Advertising sold                                        187,794     322,762     19,258     (187,794)   (322,762)    (19,258)
  Subscription sold                                             -           -          -            -           -           -
  Advertising purchased                                    65,535      15,461    204,396      (65,535)    (15,461)   (204,396)
  Sales                                                         -       9,876     30,881            -       3,272      11,096
  Other                                                         -         144        159            -           -        (159)
Forus S.A. (directors in common)
  Advertising sold                                              -      81,378          -            -      (2,056)          -
Ediciones Financieras S.A. (subsidiary)
  Payments on company's behalf                             10,372           -          -            -           -           -
  Advertising sold                                         56,932      27,124     22,476            -     (18,419)    (14,476)
  Advertising purchased                                    61,677           -          -      (61,677)          -           -
  Other sold                                                4,877       9,515      7,220          800       1,834       2,007
  Services received                                         9,057       6,928      1,702       (9,057)     (6,928)     (1,702)
Carmen Luz Sanchez (directors in common)
  Purchase of Industrial Materials                              -      60,085     38,358            -           -           -
Costanera S.A.C.I. (directors in common)
  Program production                                       80,917           -          -      (80,917)          -           -
Inversiones Bayona S.A. (majority shareholder)
  Dividends                                               815,413   1,416,497  1,377,874            -           -           -
Vina Los Vascos S.A. (equity-method investment)
  Direct Sales                                            490,381     520,556    446,123      111,047     140,441     119,267
  Purchase of Industrial Materials                         44,818      40,089     35,032            -           -           -
Inmobiliaria Don Aberto S.A. (equity-method
 investment)
  Interest on Loans Granted                                   980           -          -          980           -           -
  Loans Repaid                                             43,888           -          -            -           -           -
  Dividends                                                46,825           -          -            -           -           -

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

7.      INVENTORIES

     Inventories have been valued in accordance with the policy described in
     Note 2(e). The principal components are as follows:

                                                                2002               2003
                                                             ----------         ----------
                                                                ThCh$              ThCh$

Finished products                                             8,413,106          8,107,685
Raw materials and fuel                                       17,377,449         18,798,989
Operating supplies and spare parts                            2,631,039          2,420,880
Goods-in-transit                                                199,063            497,244
Foreign and local programming not transmitted                 3,508,995          2,063,518
                                                             ----------         ----------

Total                                                        32,129,652         31,888,316
                                                             ==========         ==========



8.   INCOME AND DEFERRED TAXES

     The Company and its subsidiaries have recorded a current tax provision of 15% in 2001, 16% in 2002 and 16.5% in 2003 of taxable income for income tax and for withheld employee taxes. The income tax liability is determined based on current Chilean tax laws and is presented as a net asset or liability.

     Net recoverable taxes assets as of December 31, 2002 and 2003 are calculated, as follows:

                                                                2002               2003
                                                             ----------         ----------
                                                                ThCh$              ThCh$


Provision for current income taxes                           (4,265,885)        (1,271,856)
Withheld employee taxes                                          (9,444)           (14,646)
                                                             ----------         ----------
Total current taxes                                          (4,275,329)        (1,286,502)

Credits:
Credit Art. 33                                                   79,295             48,293
Monthly income tax installments                               4,388,053          4,647,506
Training expeditures                                            123,675            111,801
Grants                                                           48,448             46,311
                                                             ----------         ----------
Total Credits                                                 4,639,471          4,853,911

Income tax refund                                               364,142          3,567,409
Other credits                                                   431,465            366,818
                                                             ----------         ----------
Recoverable taxes, net                                          795,607          3,934,227
                                                             ==========         ==========

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

8.   INCOME AND DEFERRED TAXES, continued:

     As legislated in 2001, the income tax rate increased from 15% in 2001 to 16% in 2002 to 16.5% in 2003, and will increase to 17% in 2004 and for periods thereafter. Deferred tax assets and liabilities as of December 31, 2003, are recorded using the applicable tax rate depending on the year of reversal. The net deferred tax liabilities recognized by the Company as of December 31, 2002 and 2003 amounted to ThCh$2,854,856 and ThCh$2,970,413, respectively, and is classified as short and long-term as follows:


                                                              2002                                 2003
                                                  ----------------------------         ---------------------------
                                                  Short Term         Long Term         Short Term        Long Term
                                                  ----------        ----------         ----------       ----------
                                                     ThCh$             ThCh$              ThCh$             ThCh$
Deferred income tax assets:
Allowance for doubtful accounts                      114,245                 -            118,540                -
Unearned revenues                                    277,899                 -            516,109                -
Vacation provision                                   172,514                 -            202,898                -
Severance payments                                     1,886            35,823              1,415           27,208
Packaging provision                                  117,346                 -            107,601                -
Furnace repairs provision                            324,861           296,101                  -          563,187
Inventories obsolence provision                       13,489                 -             24,255                -
Spareparts obsolence provision                        95,046                 -             97,280                -
Bond discount amortization                            59,212                 -             86,317                -
Intangibles amortization                             231,721                 -                  -                -
Deferred customs duties                               14,250                 -                  -                -
Depreciation                                               -            13,658                  -           17,352
Unrealized earnings related companies                121,084            53,463            174,233            7,922
Other provisions                                      92,745           104,623             49,791          108,980
Direct labor costs                                    20,438                 -             11,337                -
Required bank reserve                                  8,737                 -                  -                -
Accumulated tax losses                                     -         4,723,875                  -        4,506,337
Complementary account, net of amortization          (191,149)       (4,085,799)            (5,796)      (3,269,380)
                                                   ---------        ----------          ---------       ----------
    Total deferred income tax assets               1,474,324         1,141,744          1,383,980        1,961,606
                                                   ---------        ----------          ---------       ----------

Deferred income tax liabilities:
Depreciation                                               -         8,057,421                  -        8,561,734
Other events                                          12,756             1,029                  -                -
Deferred customs duties                                    -           153,739                  -           77,512
Advanced expenses                                     44,123                 -             47,272                -
Bond discount                                         52,183           806,022             53,620          765,732
Capitalized moldings                                       -           251,222                  -          256,166
Required bank reserve                                      -                 -                  -           38,486
Deferred expenses                                    173,242                 -            222,622                -
Complementary accounts, net of amortization                -        (4,080,813)                 -       (3,707,145)
                                                   ---------        ----------          ---------       ----------
    Total deferred income tax liabilities            282,304         5,188,620            323,514        5,992,485
                                                   =========        ==========          =========       ==========
    Net deferred tax asset (liability)             1,192,020        (4,046,876)         1,060,466       (4,030,879)
                                                   =========        ==========          =========       ==========

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

8.   INCOME AND DEFERRED TAXES, continued:

Income tax expense as of December 31, 2001, 2002 and 2003 is as follows:


                                                                2001             2002             2003
                                                             -----------      -----------      -----------
                                                                ThCh$            ThCh$            ThCh$

Parent Company 1st category tax                              (4,036,042)      (4,275,329)      (1,286,502)
Deferred tax expense                                           (461,879)      (2,204,700)        (572,894)
Tax benefit for tax losses                                        6,404          (39,382)        (279,876)
Deferred tax amortization of complementary accounts            (640,594)          57,620          626,161
Other                                                           (50,988)               -          165,530
                                                             ----------       ----------       ----------
Income tax expense                                           (5,183,099)      (6,461,791)      (1,347,581)
                                                             ==========       ==========       ==========


9.   OTHER CURRENT ASSETS


     Other current assets are valued as described in Note 2 (q) and are principally comprised of investments in government securities subject to reverse repurchase agreements.

                                                            2002              2003
                                                         ----------        ----------
                                                             ThCh$            ThCh$
Reverse repurchase agreements (see Note 10)              15,167,670        12,370,106
Other                                                       393,898           385,131
                                                         ----------        ----------
Total                                                    15,561,568        12,755,237
                                                         ==========        ==========

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

10.  REVERSE REPURCHASE AGREEMENTS:

                                                                          Carrying value as of
                                                                    -----------------------------
                               Purchase              Maturity        Purchase        December 31,
         Issuer                  Date                  Date            Date              2002
         ------               ----------            ----------      ----------       ------------
BCI  CB                       12/30/2002            01/02/2003         831,230            831,257
BCI  CB                       12/30/2002            01/06/2003         336,330            336,347
BBV BHIF                      11/28/2002            01/06/2003         810,608            812,039
BBV BHIF                      12/04/2002            01/06/2003         654,054            655,065
BBV BHIF                      12/09/2002            03/10/2003         627,066            627,890
BBV BHIF                      12/02/2002            01/06/2003         725,796            727,041
Scotiabank                    12/31/2002            01/08/2003         303,000            303,441
Scotiabank                    12/13/2002            01/10/2003         101,000            101,161
Scotiabank                    12/13/2002            01/29/2003         101,000            101,161
Scotiabank                    10/25/2002            03/21/2003         371,680            364,303
Scotiabank                    11/07/2002            04/25/2003         289,668            291,116
Scotiabank                    11/14/2002            05/23/2003         286,249            290,996
Scotiabank                    11/25/2002            06/20/2003         214,524            218,153
Scotiabank                    12/30/2002            01/24/2003         108,870            108,879
BCI  CB                       12/06/2002            01/03/2003       3,041,606          3,048,703
Scotiabank                    11/20/2002            01/10/2003         364,369            364,693
Scotiabank                    12/20/2002            01/10/2003       3,031,980          3,035,426
Inversiones Boston CB         12/27/2002            01/03/2003         353,500            353,627
Inversiones Boston CB         12/30/2002            01/03/2003         303,000            303,028
BBV BHIF                      12/27/2002            01/06/2003         515,955            522,686
BBV BHIF                      12/27/2002            01/09/2003         143,321            145,191
BBV BHIF                      12/23/2002            01/23/2003         704,051            726,111
Banco de Chile                12/26/2002            01/03/2003         199,580            203,274
Inversiones Boston CB         12/27/2002            01/03/2003         393,900            394,041
Inversiones Boston CB         12/30/2002            01/03/2003          60,600             60,606
Inversiones Boston CB         12/30/2002            01/03/2003         156,550            156,564
Inversiones Boston CB         12/27/2002            01/03/2003          84,840             84,871
                                                                    ----------         ----------
Total                                                               15,114,327         15,167,670
                                                                    ==========         ==========

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

10.  REVERSE REPURCHASE AGREEMENTS: continued:


                                                                          Carrying value as of
                                                                    -----------------------------
                               Purchase              Maturity        Purchase        December 31,
         Issuer                  Date                  Date            Date              2003
         ------               ----------            ----------      ----------       ------------
BCI  CB                       12/24/2003            01/05/2004       1,600,000          1,600,709
Banchile CB                   12/29/2003            01/06/2004       1,560,000          1,560,239
Banchile CB                   12/30/2003            01/05/2004       2,107,000          2,107,176
Banco de Chile                12/29/2003            01/09/2004         300,000            300,052
Banco de Chile                12/30/2003            01/09/2004         740,000            740,057
Banco de Chile                12/30/2003            01/05/2004         314,120            314,120
Banco de Chile                12/29/2003            01/09/2004          86,000             86,015
Banco de Chile                12/29/2003            01/09/2004         500,000            500,087
Banco de Chile                12/29/2003            01/28/2004       2,139,905          2,142,692
Banco Santander Santiago      12/30/2003            03/21/2004       1,139,923          1,129,298
Banco Santander Santiago      10/08/2003            01/16/2004         320,000            322,538
Banco Santander Santiago      10/16/2003            01/06/2004         320,000            322,300
Banco Santander Santiago      11/06/2003            02/05/2004         310,000            311,505
Banco Santander Santiago      11/12/2003            02/20/2004         310,000            311,292
Banco Santander Santiago      11/15/2003            01/27/2004         310,000            310,994
Banco Santander Santiago      11/25/2003            01/16/2004         310,000            311,032
                                                                    ----------         ----------
               Total                                                12,366,948         12,370,106
                                                                    ==========         ==========

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

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

     The gross amount of technical revaluation included in the carrying amount of assets is detailed below by class of asset:

                                                                             2002               2003
                                                                           ---------          ---------
                                                                             ThCh$              ThCh$

Land                                                                         318,839            318,839
Buildings and construction                                                 6,287,935          6,288,042
Machinery and equipment                                                    1,106,991                  -
                                                                           ---------          ---------
Total increase in value due to technical revaluation of
property, plant and equipment                                              7,713,765          6,606,881
                                                                           =========          =========

     During 2003, the technical revaluation for machinery and equipment was written-off as these amounts were fully amortized.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

11.  PROPERTY, PLANT AND EQUIPMENT, continued:

     b)   Depreciation

     The depreciation charge to income each year and the balance of accumulated depreciation at each year-end are summarized as follows:

                                           2001               2002              2003
                                        ----------         ----------        ----------
                                           ThCh$              ThCh$             ThCh$
Depreciation of:
Property, plant and equipment           11,989,359         13,502,089        14,518,455
Technical revaluation                      266,989            208,583           208,584
                                        ----------         ----------        ----------
Depreciation expense                    12,256,348         13,710,672        14,727,039
                                        ==========         ==========        ==========

     c) Accumulated depreciation at each year-end is distributed as follows:

                                                        2002              2003
                                                     -----------     ------------
                                                        ThCh$             ThCh$
Property, plant and equipment                        (85,591,188)     (95,800,480)
Technical revaluation                                 (5,959,047)      (5,060,640)
                                                     -----------     ------------
Accumulated depreciation                             (91,550,235)    (100,861,120)
                                                     ===========     ============



12.  INVESTMENTS IN RELATED COMPANIES


     The investments in related companies at each year-end are as follows:

                                                                    2002                            2003
                                                  -----         -----------          -----      -----------
                                                    %               ThCh$              %            ThCh$

Vina Los Vascos S.A.                              43.00           5,107,907          43.00        5,797,019
Envases CMF S.A.                                  50.00          16,155,277          50.00       16,212,135
Ediciones Chiloe S.A.                             50.00             597,972          50.00          560,628
Cordillera Comunicaciones Ltda. (1)                0.25             366,084           0.25          332,298
Cordillera Comunicaciones Holding Ltda.           50.00          72,850,574          50.00       66,127,314
Editorial Zig-Zag                                 49.89             387,776          49.89          411,983
Inmobiliaria Don Alberto                          38.17                  13          38.17             (45)
Rayen Cura S.A.C.I.                               40.00          15,283,881          40.00       11,935,164
Metropolis Intercom S.A. (1)                          -                   -           2.21        1,682,873
                                                                -----------                     -----------

Total                                                           110,749,484                     103,059,369
                                                                ===========                     ===========

(1) These investments are accounted under the equity method, since the Company has significant influence and significant indirect ownership of these companies.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

12.  INVESTMENTS IN RELATED COMPANIES, continued:

     Income resulting from these investments for each year is as follows:

                                                           Participation in net income (loss)
                                                   ------------------------------------------------
                                                      2001             2002                 2003
                                                   ----------       ----------           ----------
                                                      ThCh$            ThCh$                ThCh$

Vina Los Vascos S.A.                                  492,608          481,271              689,110
Envases CMF S.A.                                      955,790        1,287,806              706,798
Inmobiliaria y Constructora Richelieu S.A.               (471)               -
Ediciones Chiloe S.A.                                 (38,088)         (45,122)             (77,664)
Cordillera Comunicaciones Ltda.                       (36,587)         (46,195)             (33,785)
Cordillera Comunicaciones Holding Limitada          7,280,811)      (8,565,515)          (6,723,259)
Editorial Zig-Zag S.A.                                 67,889           42,864               24,300
Inmobiliaria Don Alberto S.A.                         (11,761)          (1,107)                 (59)
Rayen Cura S.A.C.I.                                (1,841,173)      (2,145,406)             921,623
Metropolis Intercom S.A.                                    -                -              (45,818)
                                                   ----------       ----------           ----------
Total                                              (7,692,604)      (8,991,404)          (4,538,754)
                                                   ==========       ==========           ==========

     The Company has valued its investments in related companies as described in Note 2(g). The following is a description of the Company's significant investments.

     Metropolis Intercom S.A.

     On April 30, 2003, the shareholders of Metropolis Intercom S.A. approved an increase to capital by authorizing the issuance of 3,923,834 shares, raising ThCh$ 4,931,000. The share issuance was equally participated by the Company's subsidiary, Cristalchile Comuniciones, and Liberty Comunicaciones de Chile Una Ltda., both joint-venture partners in Metropolis Intercom's parent company Cordillera Comunicaciones Holding Limitada. Cristalerias paid ThCh$ 2,462,794 for the shares, leading to an investment of ThCh$ 1,733,963 and unrecognized loss of ThCh$ 728,831 included in Goodwill (see Note 14).

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

12.  INVESTMENTS IN RELATED COMPANIES, continued:

     Rayen Cura S.A.I.C.

     The Company transferred the investment it had in Rayen Cura S.A.I.C., a company established in the city of Mendoza, Argentina, to its subsidiary CristalChile Inversiones S.A. for ThCh$18,340,577 (historic pesos), equivalent to US$25,582,473 (historic dollars) on December 28, 2001, which included a loan from shareholders issued in July 2001 of US$4,800,000. This transaction had no effect on results as it was a transaction between entities under common control and all amounts were recorded at book values.

     During 2002, the partners contributed US$9,900,000 in equal proportions to Rayen Cura, maintaining the Company's 40% share.

     On January 31, April 25 and September 30, 2003 Rayen Cura S.A.I.C., carried out repayment of part of a capital increase paid on April 29, 2002. Total amounts reimbursed amounted to US$ 2,600,000 (approximately ThCh$ 1,543,880).

     In accordance with Chilean GAAP, CristalChile Inversiones S.A. remeasures the Rayen Cura S.A.C.I. financial statements from Argentine peso into U.S. dollars. The accounting charge to results as a consequence of remeasuring into U.S. dollars was ThCh$2,140,616 at December 31, 2003 and ThCh$3,090,768; ThCh$2,315,764 at December 31, 2002 and 2001,
     respectively.

     In accordance with Technical Bulletin No. 64, the Company presents the following information with respect to this foreign investment (See Note 2(t)):

                                                                       2001           2002          2003
                                                                    ----------     ----------    -----------
                                                                       ThCh$          ThCh$         ThCh$
Participation of Cristalchile in Rayen Cura S.A.I.C.                13,660,363     15,283,881    11,935,164
Goodwill on investment, net of accumulated amortization              5,480,923      5,478,884     4,214,863
                                                                    ----------     ----------    -----------
Total investment value                                              19,141,286     20,762,765    16,150,027
                                                                    ==========     ==========    ==========

Participation in net income (loss) for the year                     (1,841,173)    (2,145,406)      921,623
                                                                    ==========     ==========    ==========
Participation in net income available for dividends                          -              -             -
                                                                   ========================================

     The investment in RayenCura S.A.I.C. is measured in U.S. dollars in accordance with Technical Bulletin No 64.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

12.  INVESTMENTS IN RELATED COMPANIES, continued:

     Ediciones Chiloe S.A.

     CIECSA sold 443,731 shares of Ediciones Chiloe S.A. to Recoletos Chile Ltda. on September 27, 2001, thereby reducing its share in the company to 50%. The sale generated a gain of ThCh$570,630 as well as the recognition of ThCh$50,879 from previously unrecognized earnings. During the Shareholders' meeting held on September 27, 2001, the shareholders agreed to increase the company's capital by ThCh$711,886 through the issuance of 1,500,795 shares, which were equally purchased by CIECSA S.A. and Recoletos Chile Ltda., so each party maintained the same ownership percentage. In the issuance, 1,297,013 shares, equivalent to ThCh$606,847 were paid by contributing 1,046 shares of Ediciones Financieras S.A. valued at ThCh$438,539 and forgiveness of loans of ThCh$168,308.

     On February 4, 2002, the shareholders of Ediciones Chiloe agreed to purchase, 86,352 shares that had already been subscribed. The subsidiary Ciecsa paid ThCh$20,058 (ThCh$ 19,859 historic pesos), equivalent to 43,176 shares, thus maintaining 50% participation in Ediciones Chiloe. Payment is pending for 135,030 shares that mature in September 2004.

     Envases CMF S.A.

     During the Shareholders' meeting of Crowpla Reicolite S.A. that was held on June 29, 2001, shareholders agreed to increase the company's capital to ThCh$27,276,994 divided into 56,000 shares, through the issuance of 29,000 shares equivalent to ThCh$16,278,926. Andina Inversiones Societarias S.A. purchased 28,000 shares worth ThCh$15,760,283, and Cristalerias purchased 1,000 shares worth ThCh$518,644. As a result of this transaction, Cristalerias decreased its ownership in the company to 50% and the investment is no longer consolidated as neither company has control of the joint-venture. Cristalerias recognized a gain from the excess of its share in the joint venture's equity and the book value of its investment of ThCh$2,132,248, which is included in Gain on Sale of Investments in Other Non-Operating Income (see Note 25). The company changed its name to Envases CMF S.A. during November 2001.


13.  INVESTMENTS IN OTHER COMPANIES

     The investment in other companies, are detailed as follows:

                                  Number of         Share              Accounting value
Corporation                        shares        percentage         2002              2003
-----------                       ---------      ----------       -------           -------
                                                      %             ThCh$            ThCh$

Internet Holding S.A.              57,104           7.42          222,082           222,082
Bazuca Com. INC                   266,500           7.89          603,518           603,518
                                                                  -------           -------
Total                                                             825,600           825,600
                                                                  =======           =======

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

14.  GOODWILL, NET

     Goodwill, net of accumulated amortization of ThCh$4,254,256 and ThCh$4,830,056 as of December 31, 2002 and 2003, respectively, is as follows:

                                                                          2002              2003
                                                                        ---------        ---------
                                                                          ThCh$             ThCh$
Editorial Zig-Zag S.A.                                                    108,754          102,402
Ciecsa S.A.                                                             1,454,822        1,333,587
Vina Santa Rita                                          609,214          559,038
Red Televisiva Megavision S.A.                                            935,535          882,273
Vina Los Vascos S.A.                                                    1,235,037        1,168,585
Rayen Cura S.A.I.C.                                                     5,478,884        4,214,863
Metropolis Intercom S.A.                                                        -          717,561
                                                                        ---------        ---------
Goodwill, net                                                           9,822,246        8,978,309
                                                                        =========        =========

     On August 27, 2002, CIECSA increased its ownership share in Red Televisiva Megavision S.A. from 78.01% to 99.99%. This acquisition was accounted for under the purchase method, generating additional goodwill of ThCh$867,823 for the amount of the purchase price over the carrying value of net assets purchased.


15.  INTANGIBLES, NET

     Intangibles at each year-end are as follows:

                                                                          2002              2003
                                                                       ----------       ----------
                                                                          ThCh$             ThCh$
Channel 9 and regional network frequency concessions                   10,180,259       10,180,259
Trademarks                                                              1,595,011        1,622,172
                                                                       ----------       ----------
                                                                       11,775,270       11,802,431
Accumulated frequency amortization                                       (819,387)        (968,366)
Accumulated trademarks amortization                                      (183,897)        (240,370)
                                                                       ----------       ----------
Intangibles, net                                                       10,771,986       10,593,695
                                                                       ==========       ==========

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

16.  OTHER ASSETS

         Other assets at each period-end are as follows:



                                                                     2002              2003
                                                               ---------------------------------
                                                                     ThCh$            ThCh$
Inventories of domestic and foreign programming to be
broadcast in over one year                                           1,842,966          604,428
Celulosa Arauco bonds (1)                                            9,938,100        8,036,005
Bond discount                                                        3,461,960        3,117,738
Bond issuance costs                                                  1,224,806        1,050,258
Other                                                                  439,681          490,207
                                                               ---------------------------------
Total Other assets                                                  16,907,513       13,298,636
                                                               =================================

(1) During 2001, the Company purchased Celulosa Arauco bonds with a face value of US$13,420,000 at an effective rate of 2.40% with a maturity date of September 15, 2005. The bonds are presented at amortized cost. The bonds are intended to be held-to-maturity, and therefore have not been marked to market at year-end.


17.  BANK LIABILITIES

     a) Short-term bank liabilities as of December 31, 2002 and 2003 are as follows:

                                                                         2002              2003
                                                                  -------------------------------
Bank                                                 Currency           ThCh$             ThCh$


Banco Santander-Santiago                                Ch$                  -            30,281
Fondo Provincial de Mendoza                             US$             10,590            15,906

Banco de Chile                                          US$                  -           119,461
                                                                  -------------------------------
Total                                                                   10,590           165,648
                                                                  ===============================



The weighted-average annual interest rate on short-term borrowings was 3.20% as of December 31, 2002 and 2.04% as of December 31, 2003.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

17.  BANK LIABILITIES, continued:

     b) Long-term bank liabilities outstanding at each year-end are as follows:

                                                  Balances as of December 31, 2002         Balances as of December 31, 2003
                                                  --------------------------------         --------------------------------
                                                 Current      Long-term                   Current     Long-term
Bank or Financial Institution       Type of      Portion       Portion       Total        Portion      Portion       Total
                                    Currency      ThCh$         ThCh$        ThCh$         ThCh$        ThCh$        ThCh$
                                    -------------------------------------------------------------------------------------------


  J.P Morgan Chase (syndicate)         US$       199,543     36,289,805   36,489,348      126,213    29,690,000   29,816,213

  Banco Santander-Santiago              UF       275,555              -      275,555      486,776             -      486,776

  ScotiaBank                            UF       412,643      1,623,370    2,036,013      419,746     1,218,135    1,637,881

  Banco Santander-Santiago              UF             -      1,830,959    1,830,959            -     1,373,904    1,373,904

  Banco Edwards                         UF       294,442      1,220,263    1,514,705      610,653             -      610,653

  Banco Argentaria                     US$       267,957        401,935      669,892      218,358       109,178      327,536

  Banco Regional de Cuyo               US$             -         52,444       52,444            -        51,562       51,562

  Citibank, N.A.                       US$     1,989,317      2,117,052    4,106,369    1,624,551       109,070    1,733,621

  Dresdner                             US$       527,174              -      527,174            -             -            -

  Banco del Estado                     Ch$       268,191        804,577    1,072,768      265,573       531,147      796,720

  BCI                                   UF       171,119        380,509      551,628      170,977       211,500      382,477
                                              ---------------------------------------------------------------------------------

                                               4,405,941     44,720,914   49,126,855    3,922,847    33,294,496   37,217,343
                                              =================================================================================




                                                                           2002                  2003
        Weighted - average interest rate                                   2.83%                 2.40%
        Percentage of debt in foreign currency                            68.00%                90.00%
        Percentage of debt in local currency                              32.00%                10.00%


During September 2002, the Company prepaid US$50,000,000 of the J.P. Morgan Chase syndicated loan and renegotiated the remaining US$50,000,000 to extend the due date and the lower interest rate to LIBOR + 0.8%.

Scheduled maturities of the long-term bank obligations as of December 31, 2003 are as follows:



                 Year Ending December 31,                         ThCh$
                 ------------------------               --------------------
                         2005                                     1,533,988
                         2006                                    16,042,276
                         2007                                    15,718,232
                         2008
                                                                          -
                         Thereafter                                       -
                                                        --------------------
                         Total                                   33,294,496
                                                        ====================

         The Company's syndicated loan with J.P Morgan Chase Bank has certain restrictive covenants, the most significant of which are summarized below:

a) The Company cannot have a total debt to capitalization ratio of more than
   0.45 to 1.0.
b) The unconsolidated net debt to EBITDA ratio, as defined in the covenant cannot exceed 2.5 to 1.0.
c) Interest coverage ratio cannot be less than 4.0, during 2004 thereafter and,
d) Net worth cannot be less than UF10,000,000.

                  CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

         As of December 31, 2003, the Company is in compliance with these covenants.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

18.  OTHER CURRENT LIABILITIES

     As of December 31, 2003 there are balances in Other Current Liabilities of ThCh$2,397,846 (ThCh$628,635 in 2002) corresponding to forward contracts in foreign currency entered into by Cristalerias and the subsidiaries, Vina Santa Rita and CIECSA S.A. (See Note 28 for further description of financial derivatives).


19.  BONDS PAYABLE

     The Company has made the following public bond issuances:

     Series C and D bonds Santa Rita

     On December 15, 2000, Santa Rita issued Series C bonds of UF 200,000 with an annual interest rate of 6.25% payable semiannually with principal due in the fifth year, and Series D bonds of UF 1,000,000 with an annual interest rate of 6.25% payable semiannually with principal due in 32 semiannual installments beginning in December 2005.

     Series C and D bonds Cristalerias de Chile

     During August 2002, Cristalerias de Chile placed long-term bonds in the local market for UF 4,100,000. Of the total, UF 2,000,000 were issued with a final maturity of 6 years at an annual interest rate of 4.75% and UF 2,100,000 were issued with a maturity of 21 years at an annual interest rate of 5.8%.

         The bonds payable at each period-end consist of the following:


                                              2002             2003
                               ------------------------------------
                                     ThCh$             ThCh$

Principal                              89,842,669       89,676,000
Accrued interest                        1,754,891        1,754,288
                               ------------------------------------
                                       91,597,560       91,430,288

Current portion                        (1,966,286)      (1,754,288)

                               ------------------------------------
Long-term portion                      89,631,274       89,676,000
                               ====================================

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

19.  BONDS PAYABLE, continued:

         Scheduled maturities of the long-term portion of the principal of these bonds as of December 31, 2003 are as follows:


         Maturing during the year
         Ending December 31,                               ThCh$
                                                     ------------------

         2005                                               11,844,000
         2006                                                8,460,000
         2007                                                8,460,000
         2008                                                8,460,000
         Thereafter                                         52,452,000
                                                     ------------------
         Total                                              89,676,000
                                                     ==================


         The above-mentioned bond issues contain certain restrictive covenants; the most significant of which are summarized below:

a)  Financial Indicators:
o Individual Balance (unconsolidated balance sheet of parent company) - debt leverage not exceeding 1.2 times.
o   Consolidated Balance - debt leverage not exceeding 1.4 times.

b)  Insurance for the Company and Subsidiaries' assets.

c) Transactions related to Articles No.44 and 89, which are transactions with related parties, from Act 18,046 must be carried out according to the conditions thereby established.

d)  Other minor restrictions related to bonds issuance contract.

         As of December 31, 2003, the Company is in compliance with these covenants.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

20.  ACCRUED EXPENSES

         The composition of short and long-term accrued expenses at each year-end is as follows:


                                                                                    2002              2003
                                                                             -------------------------------------
                                                                                    ThCh$              ThCh$
         Short-term accrued expenses:
         Board of Directors' share in profits (i)                                       899,487           334,256
         Staff severance indemnities (iii)                                              169,904           182,124
         Furnace repairs and reconstruction (ii)                                      2,030,386                 -
         Obligations for pallets                                                        711,184           639,214
         Accrued vacation                                                             1,070,119         1,174,601
         Royalty for authoring rights                                                   252,948            59,000
         Publicity agency commissions                                                 3,121,753         4,201,817
         Sales commissions                                                              364,952           242,003
         Suppliers                                                                      781,868           315,402
         Insurance                                                                      444,857           404,026
         Machine repairs                                                                541,335           533,844
         Other                                                                          484,051           354,327
                                                                             -------------------------------------
         Total short-term accrued expenses                                           10,872,844         8,440,614
                                                                             =====================================

         Long-term accrued expenses:
         Staff severance indemnities (iii)                                            3,854,058         4,129,428
         Furnace repairs and reconstruction (ii)                                      1,773,058         3,410,013
                                                                             -------------------------------------
         Total long-term accrued expenses                                             5,627,116         7,539,441
                                                                             =====================================



         (i) As of December 31 of each year, a provision is made for the Board of Directors' share of net income.

         (ii) Furnace repairs and reconstruction:
         This provision is made over the estimated useful life of each smelter furnace refractor so that significant repairs or reconstruction will not have a distorting effect on the results of the year in which the repairs are performed. As of December 31, 2003, the short-term portion of the provision represents the estimated cost of repairs to be made to the furnaces in 2003. The Company has a total provision for this purpose of ThCh$3,803,444 and ThCh$3,410,013, at December 31, 2002 and 2003, respectively.

         (iii)Staff severance indemnities provision:

         The provision for staff severance indemnity payments is shown at its current value, as stated in Note 2(h). The movement in this account was as follows:


                                                                       2002             2003
                                                                ------------------------------------
                                                                      ThCh$             ThCh$

Balance at beginning of year                                             3,825,912        4,023,962
Provisions established during the year                                     299,777          464,541
Payments                                                                 (101,727)        (176,951)
                                                                ------------------------------------
Balance at year end                                                      4,023,962        4,311,552
                                                                ====================================

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

21.  MINORITY INTEREST

The consolidated subsidiaries generating minority interest at each year-end are as follows:


                                       Equity              Participation in net (income) loss        Participation
                                 2002          2003          2001          2002         2003      2001   2002    2003
                            --------------------------------------------------------------------------------------------
                                ThCh$         ThCh$         ThCh$         ThCh$         ThCh$       %      %      %

CIECSA S.A. Consolidated           271,434       313,351       149,292     (299,999)     (42,665)   1.79   1.73    1.55
Constructora Apoger S.A.            10,154           939           841          (80)          293  20.00  20.00   20.00
Cristalchile Comunicaciones
S.A.                                 1,446         1,262           145           170          126   0.01   0.01   0.002
S.A. Vina Santa Rita            36,837,235    37,366,198   (3,449,060)   (4,295,752)  (1,798,396)  45.90  45.90   45.90
                            ----------------------------------------------------------------------
Total                           37,120,269    37,681,750   (3,298,782)   (4,595,661)  (1,840,642)
                            ======================================================================


         On August 26, 2003, CIECSA S.A. issued 36,400,000 shares which were purchased by Cristalerias de Chile in the amount of ThCh$ 910,000, increasing their ownership to 98.45%.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

22.  CHANGES IN SHAREHOLDERS' EQUITY

         (a) Other reserves:

         As of December 31, 2001, 2002 and 2003, other reserves consist of the following:

                                                                 2001             2002            2003
                                                           --------------------------------------------------
                                                                 ThCh$           ThCh$           ThCh$
Reserve for future capital increases                               4,007,637       4,198,685       4,413,578
Reserve for technical revaluation of Property, plant and
equipment                                                          1,962,974       1,771,923       1,557,032
Currency translation adjustment                                    2,292,409       3,839,620         451,290
Subsidiary start-up stage deficit                                  (128,091)               -               -
                                                           --------------------------------------------------
Total other reserves                                               8,134,929       9,810,228       6,421,900
                                                           ==================================================


(b) Dividends:

         In accordance with law 18.046, the Company must declare a minimum dividend of 30% of net income for the year. The Company paid dividends to shareholders during 2001, 2002 and 2003 related to the results of operations during 2000, 2001, 2002, detailed below in historic pesos:

              Year Related to          Dividend per Share        Type of Dividend          Date of Payment
              ---------------          -------------------       ----------------          ---------------
                                        (historic pesos)

                    2000                      21.00                   Interim                  07/2000
                    2000                      21.00                   Interim                  10/2000
                    2000                      22.00                   Interim                  01/2001
                    2000                      41.57                    Final                   04/2001
                    2000                      27.00                Revised Final               05/2001
                    2001                      21.00                   Interim                  07/2001
                    2001                      21.00                   Interim                  10/2001
                    2001                      30.00                   Interim                  01/2002
                    2001                      66.10                    Final                   04/2002
                    2002                      15.00                   Interim                  07/2002
                    2002                      15.00                   Interim                  10/2002
                    2002                      21.00                   Interim                  01/2003
                    2003                      25.20                    Final                   04/2003
                    2003                      15.00                   Interim                  10/2003
                    2003                      21.00                   Interim                  01/2004

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

23.  NON-OPERATING INCOME AND EXPENSE


                                                                2001               2002              2003
                                                          -------------------------------------------------------

         Net interest expense during each                       ThCh$             ThCh$              ThCh$
         year were as follows:

         Interest income                                          2,953,840          2,578,216         2,592,973
         Interest and other financial expense                    (7,210,576)        (6,907,884)       (6,828,931)
                                                          -------------------------------------------------------
         Net interest expense                                    (4,256,736)        (4,329,668)       (4,235,958)
                                                          =======================================================

         Non-operating income during each year were as follows:

         Other non-operating income:
         Net sales of materials and other                            21,003              5,072            49,377
         Amortization of unrealized profit                           62,374             41,933            40,319
         Gain on sale of investments                              6,009,896                  -                 -
         Office rental                                              293,551            281,193           205,950
         Indemnities                                                 97,975            416,532            69,669
         Taxation franchise                                         208,006            167,469           208,832
         Other                                                      287,374            364,757           354,769
                                                          -------------------------------------------------------
         Total other non-operating income                         6,980,179          1,276,956           928,916
                                                          =======================================================



                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

23.  NON-OPERATING INCOME AND EXPENSE, continued:

Non-operating expense during each year were as follows:


                                                    2001              2002             2003
                                           ----------------------------------------------------
                                                    ThCh$            ThCh$             ThCh$

Amortization of goodwill                     (855,611)        (653,119)            (577,203)
Amortization of intangibles                  (164,506)        (180,998)            (296,917)
Write-offs of accounts receivable            (316,928)      (1,023,310)             (65,247)
Board of Directors' participation in profits (101,723)        (185,708)             (77,195)
Professional expenses                        (752,087)        (780,630)            (763,206)
Indemnities                                  (145,459)         (15,471)             (55,264)
Insurance                                     (12,204)         (30,275)             (50,856)
Other                                        (508,534)      (1,245,045)            (428,083)
                                           ----------------------------------------------------
Total non-operating expense                (2,857,052)      (4,114,556)          (2,313,971)
                                           ====================================================



24.  PRICE-LEVEL RESTATEMENT

         The price-level restatement is determined under Chilean GAAP by restating the following non-monetary assets and liabilities:


                                                     2001             2002              2003
                                              ------------------------------------------------------
                                                    ThCh$             ThCh$            ThCh$

Shareholders' equity                                (6,178,740)       (6,305,707)        (2,359,665)
Liabilities                                         (3,611,727)       (3,762,538)        (1,600,215)
Property, plant and equipment, net                   3,829,952         3,770,742          1,196,325
Current assets                                       1,248,946         1,811,694            269,147
Other assets                                         3,052,167         4,367,692          1,893,389
Minority interest                                      (64,064)         (969,774)          (367,423)
                                              ------------------------------------------------------
Adjustment to balance sheet accounts                (1,723,466)       (1,087,891)          (968,442)

Adjustment to income statement accounts               (637,682)         (882,969)           165,880
                                              ------------------------------------------------------
Net price-level restatement effect                  (2,361,148)       (1,970,860)          (802,562)
                                              ======================================================


                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

25.  FOREIGN CURRENCY TRANSLATION

         There is a net charge to results in the 2003 fisical year of ThCh$17,064,668 and a net credit to results of ThCh$ 1,401,313 and ThCh$ 4,997,842, in 2001 and 2002, respectively, due to exchange differences.


                                                                2001              2002              2003
                                                         -------------------------------------------------------
                                                               ThCh$              ThCh$             ThCh$

         Cash and Marketable Securities                           (676,071)         1,705,160      (11,140,298)
         Accounts Receivable                                        219,813         1,293,270         (740,666)
         Time Deposits                                            3,330,101         5,693,422         (103,771)
         Inventory                                                  376,843           503,818         (626,401)
         Forward contracts                                                -           612,906       (9,657,149)
         Other Assets                                                38,065         2,317,362       (3,168,056)
                                                         -------------------------------------------------------
         Sub-total foreign exchange gains                         3,288,751        12,125,938      (25,436,341)

         Short-term Bank Loans                                    (912,559)           (2,947)             3,460
         Accounts Payable                                         (121,433)         (339,418)           395,870
         Notes Payable                                          (1,505,322)         (420,480)           341,397
         Short-term Misc. Creditors                                (36,484)          (53,712)           166,960
         Short-term Provisions                                    (367,960)          (91,964)             5,124
         Long-term Bank Loans                                     1,639,800       (4,511,829)         6,240,500
         Long-term Provisions                                     (381,888)         (461,107)           625,155
         Other Long-term Liabilities                              (179,415)       (1,143,775)           141,438
         Other Liabilities                                         (22,177)         (102,864)           451,769
                                                         -------------------------------------------------------
         Sub-total foreign exchange (losses)                    (1,887,438)       (7,128,096)         8,371,673

                                                         -------------------------------------------------------
          Foreign Currency Translation, net                       1,401,312         4,997,842      (17,064,668)
                                                         =======================================================


26.  EXTRAORDINARY ITEMS

     For the year ended December 31, 2002 and 2003, there were no extraordinary items.

     For the year ended December 31, 2001, the provision for repairs on Furnace C of ThCh$1,857,013 was reversed net of taxes as an extraordinary item because the furnace was completely rebuilt, instead of being repaired.

27.  BOND ISSUANCE COSTS

     The Company and its subsidiary, Vina Santa Rita, issued bonds in March 2001 and August 2002, respectively, and incurred issurance costs (including bond discount) of ThCh$4,530,487 as of December 31, 2003 (ThCh$5,051,970 in 2002). These costs are classified as Other Current Assets and Other Assets and are being amortized over the life of the bonds.

     The charge for the amortization of these expenses is recorded in Net Interest Expense and amounted to ThCh$36,998, ThCh$163,893 and ThCh$521,483 for the fiscal years ended December 31, 2001, 2002 and 2003, respectively.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

28.  FINANCIAL DERIVATIVE CONTRACTS:

     The Company and its subsidiaries, Vina Santa Rita and CIECSA S.A., have entered into forward foreign currency purchase contracts with notional amounts of US$44,600,000 and foreign forward currency sales contracts with notional amounts of US$ 41,600,000 in 2003 which is equivalent to ThCh$ 52,514,361 at each contract date.

     As of December 31, 2002 and 2003, the net liabilities balance is presented in Other Current Liabilities of ThCh$628,635 and ThCh$2,397,847, respectively.

     Additional information regarding hedging and speculative (non-hedging) instruments is presented in the following table where the forward contracts are listed by period of maturity date:

         -----------------------------------------------------------------------------------------------------
                                                                            As of December 31, 2003
                                                                   -------------------------------------------
           Notional Amount         Maturity           Hedged           Spot Value            Net Asset/
                 (1)                                Transaction                             (Liability)
                ThCh$                                                    ThCh$                 ThCh$
         -----------------------------------------------------------------------------------------------------

         Non-hedging instruments:

                  22,827,689   3rd Quarter 2004         N/A               N/A              (3,500,809)

                  22,197,232   3rd Quarter 2004         N/A               N/A               1,751,782

                   2,769,040   3rd Quarter 2004         N/A               N/A                (399,035)

                     621,570   3rd Quarter 2004         N/A               N/A                  29,659

                     633,250   3rd Quarter 2004         N/A               N/A                  36,661

                   1,289,040   1st Quarter 2004         N/A               N/A                  98,653


         Hedging instruments:


                     742,140   1st Quarter 2004  U.S. dollar debt             593,800         (157,434)

                     742,140   1st Quarter 2004  U.S. dollar debt             593,800         (157,565)

                     692,260   4th Quarter 2004  U.S. dollar debt             593,800          (99,758)
         --------------------                                                             -------------
                  52,514,361                                                                (2,397,847)
         ====================                                                             =============


         (1) US$ equivalent at contract date

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

28.  FINANCIAL DERIVATIVE CONTRACTS, continued;

     As of the year ended December 31, 2002 the Company entered into forward currency purchase contracts with a notional amount of US$130,600,000 which is equivalent to ThCh$ 93,962,463 at each contract date.

     Additional information regarding hedging and speculative (non-hedging) instruments is presented in the following table where the forward contracts are listed by period of maturity date:

         -----------------------------------------------------------------------------------------------------
                                                                              As of December 31, 2002
                                                                      ----------------------------------------
           Notional Amount           Maturity             Hedged         Spot Value           Net Asset/
                 (1)                                   Transaction                           (Liability)
                ThCh$                                                       ThCh$               ThCh$
         -----------------------------------------------------------------------------------------------------

         Non-hedging instruments:

              24,988,593         1st Quarter 2004          N/A               N/A                268,980

               4,788,356         2nd Quarter 2004          N/A               N/A                292,216

              36,674,738         3rd Quarter 2004          N/A               N/A             (1,110,729)

              12,872,250         4th Quarter 2004          N/A               N/A               (533,715)

               1,342,088         1st Quarter 2004          N/A               N/A                100,750

                 672,599         1st Quarter 2004          N/A               N/A                 49,904

                 682,053         1st Quarter 2004          N/A               N/A                 15,088

                 650,268         2nd Quarter 2004          N/A               N/A                 63,847

                 728,503         4th Quarter 2004          N/A               N/A                 (3,767)

                 728,503         4th Quarter 2004          N/A               N/A                 (4,177)

               1,471,489         4th Quarter 2004          N/A               N/A                (21,108)

               1,471,489         4th Quarter 2004          N/A               N/A                (20,888)

               1,457,006         4th Quarter 2004          N/A               N/A                 (7,436)

                 356,803         4th Quarter 2004          N/A               N/A                  5,593

                 356,803         4th Quarter 2004          N/A               N/A                  5,593


         Hedged instruments:

               1,345,199     1st Quarter 2004    U.S. dollar debt         1,451,592              96,903

               1,344,310     1st Quarter 2004    U.S. dollar debt         1,451,592              76,955

                 682,053     1st Quarter 2004    U.S. dollar debt           725,796              14,968

                 674,680     1st Quarter 2004    U.S. dollar debt           725,796              40,672

                 674,680     1st Quarter 2004    U.S. dollar debt           725,796              41,716
         ----------------                                                            --------------------
              93,962,463                                                                        (628,635)
         ================                                                            ====================

         (1) US$ equivalent at contract date

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

29.  COMMITMENTS AND CONTINGENCIES

     Cristalerias de Chile S.A. and its subsidiaries have the following commitments as of December 31, 2003:

         (a)  Liens held by third parties:

         Cristalerias has ThCh$233,457 and ThCh$3,707,569 in assets pledged as of December 31, 2003 related to third party creditors. A schedule of the release dates of the liens is as follows:

                                                                              As of December 31, 2003
                                                        ------------------------------------------------------------
                                                                          Balance payable of related debt
----------------------------    --------------------   ------------------------------------------------------------
            Lien holder             Subsidiary             2004          2005-2006       After 2006        Total
----------------------------    --------------------    -----------     ------------    -------------    -----------
                                                          ThCh$            ThCh$           ThCh$           ThCh$

Banco Santander Santiago        Red Televisiva
                                Megavision S.A.            486,776          915,936          457,968      1,860,680
Scotiabank                      Red Televisiva
                                Megavision S.A.            419,746          812,090          406,045      1,637,881
BCI                             Red Televisiva
                                Megavision S.A.            170,977          211,500                -        382,477
Edif. Metropolis AGF            Cristalerias de
                                Chile                            -                -            7,932          7,932
Other                           Cristalerias de
                                Chile                            -                -          225,525        225,525
                                                        -----------     ------------    -------------    -----------
       Total                                             1,077,499        1,939,526        1,097,470      4,114,495
                                                        ===========     ============    =============    ===========

         (b)  Indirect guarantees of equity-method subsidiary obligations (i):

                                                                              As of December 31, 2003
                                                        ------------------------------------------------------------
                                                                          Balance payable of related debt
                                                        ------------------------------------------------------------
                                   Equity-method
          Guarantee                 Investment             2004          2005-2006       After 2006        Total
----------------------------    --------------------    -----------    --------------    ------------    -----------
                                                          ThCh$            ThCh$            ThCh$          ThCh$

Societe de Participations
Financieres et
Industrielles, France           Rayen Cura S.A.I.C.        684,058         1,368,116               -      2,052,174
                                                        -----------    --------------    ------------    -----------
     Total                                                 684,058         1,368,116               -      2,052,174
                                                        ===========    ==============    ============    ===========

         (i) The guarantee in this table was provided by the Company and the majority owner of Rayen Cura to a third party creditor that had entered into an obligation with Rayen Cura, an equity-method investment of the Company. If Rayen Cura is unable to meet the requirements of the related obligation, the Company will be required to make future payments on behalf of Rayen Cura up to the remaining amount payable in proportion to the Company's 40% ownership percentage. No liability has been recorded by the Company for the guarantee because the estimated fair value of the guarantee is not significant, since it is expected that the equity-method investment will meet the required debt payments.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

29.  COMMITMENTS AND CONTINGENCIES, continued:

         Legal Proceedings: Cristalerias is party to various lawsuits arising in the ordinary course of its business amounting to a total at-risk amount of ThCh$126,000. Management considers it unlikely that any losses associated with pending lawsuits will significantly affect the Company's results of operations, financial position or cash flows, although no assurance can be given to such effect. The Company has not established a provision for these lawsuits except for a total of ThCh$10,000 committed for pending civil and labor lawsuits related to the subsidiary, Megavision as of December 31, 2003.

         Grape Contracts: The Company's subsidiary, Santa Rita, enters into purchase contracts with local growers in order to ensure the company has sufficient amounts of fine quality grapes to be used in the company's wine production. Approximately 36.4% of the Company's grapes are obtained from these contracts, while another approximately 30.5% are obtained from the Company's own vineyards and an additional approximately 33.1% is purchased at market. The Company only incurs obligations when the grapes are delivered to the Company and as such are not recorded as liabilities.

         Technical Agreement: Cristalerias pays monthly fees of ThCh$170,000 for a technical assistance agreement which expires in September 2004.

         Advertising contracts: Megavision has commitments of ThCh$8,317,202 in advertising contracts for future broadcast as of December 31, 2003.

30.  GUARANTEES FROM THIRD PARTIES:

         The Company has received the following guarantees from third parties as of December 31, 2002 and 2003:

                                                                            2002             2003
                                                                 -----------------------------------
                                                                            ThCh$            ThCh$

Rental of BankBoston Real Estate Property                             6,222                    -
Rental of Bank Security Real Estate Property                              -                5,144
Rental of property Telecomunicaciones Cono Sur Ltda                   2,199                    -
Rental of office 202 AGF Building                                     6,188                6,191
Rental of office Metropolis Building                                  3,200                3,201
Promissory notes from Suppliers                                       1,691                1,674
Container installation (Tersanoix S.A.)                             281,431                    -
Purchase of grapes and wine                                       1,048,057            1,037,576
Purchase of posts and grapevine plants (Intelmaq)                    45,638               35,051
Underground materials storehouse Buin Salfa Montajes                 33,456              366,164
                                                                  -----------------------------------
Total                                                             1,428,082            1,455,001
                                                                  ===================================

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

31.  FOREIGN CURRENCIES

       As of December 31, 2002 and 2003, foreign currency denominated assets and liabilities in the disclosed currencies are as follows:



                                                                               2002             2003
                                                                         -----------------------------------
                                                   Foreign currency            ThCh$            ThCh$
       Assets:
       Cash                                        Other currencies                      -           89,583
       Cash                                        U.S. dollars                    333,092          465,420
       Cash                                        Euro dollars                     14,760           81,791
       Cash                                        Argentina peso                   52,891           45,698
       Time deposits                               U.S. dollars                  3,301,120        2,665,004
       Marketable securities                       U.S. dollars                 64,253,376       37,066,215
       Marketable securities                       Euro dollars                          -       18,394,208
       Accounts receivable                         U.S. dollars                  4,377,905        4,302,946
       Accounts receivable                         Euro dollars                  2,894,220        3,043,044
       Accounts receivable                         Other currencies              1,452,291        2,636,983
       Accounts receivable                         Argentina peso                        -           43,245
       Notes receivable                            U.S. dollars                    106,579                -
       Notes receivable                            Argentina peso                  120,568           10,941
       Miscellaneous accounts receivable           U.S. dollars                      5,303          460,465
       Miscellaneous accounts receivable           Euro dollars                     10,217                -
       Miscellaneous accounts receivable           Argentina peso                    4,781           18,472
       Notes and accounts receivable
       from related companies                      U.S. dollars                      2,054          156,992
       Taxes receivable                            Other currencies                      -           41,439
       Prepaid expenses                            U.S. dollars                    591,938          472,978
       Prepaid expenses                            Argentina peso                        -           19,864
       Other current assets                        U.S. dollars                  6,072,324        3,586,110
       Other assets                                U.S. dollars                 11,781,066        8,640,432
       Other assets                                Argentina peso                        -          460,166
       Other assets                                Other currencies                278,707                -

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

31.  FOREIGN CURRENCIES, continued:


                                                                                     2002             2003
                                                                               -----------------------------------
                                                         Foreign currency            ThCh$            ThCh$
       Current liabilities:
       Short-term bank liabilities                       U.S. dollars                          -          149,742
       Short-term bank liabilities                       Argentina peso                   10,590           15,906
       Current portion of long-term bank liabilities     U.S. dollars                  2,784,447        1,842,909
       Current portion of long-term liabilities          U.S. dollars                    370,029          305,803
       Trade accounts payable                            U.S. dollars                  3,158,460        1,439,172
       Trade accounts payable                            Euro dollars                     47,778           15,535
       Trade accounts payable                            Other currencies                  6,362            4,518
       Trade accounts payable                            Argentina peso                  140,229           80,946
       Notes payable                                     U.S. dollars                  2,367,430        1,762,250
       Notes payable                                     Euro dollars                     43,728            2,666
       Miscellaneous creditors                           U.S. dollars                    120,588          670,855
       Accrued expenses                                  U.S. dollars                          -           12,369
       Accrued expenses                                  Argentina peso                        -            8,542
       Accrued expenses                                  Other currencies                 22,427                -
       Provisions                                        Euro dollars                    518,564        1,269,243
       Provisions                                        U.S. dollars                  3,651,783        1,521,583
       Provisions                                        Argentina peso                   79,480            5,110
       Provisions                                        Other currencies                604,871          722,936
       Other current liabilities                         U.S. dollars                    628,635        2,397,847

       Long-term liabilities:
       Long-term bank liabilities                        U.S. dollars                 36,289,805       29,908,248
       Long-term bank liabilities                        Argentina peso                3,376,008           51,562
       Other long-term liabilities                       U.S. dollars                          -          115,227
       Miscellaneous creditors                           U.S. dollars                  1,249,708          121,249
       Long-term provisions                              U.S. dollars                  1,773,057        3,410,013


                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

32.  SANCTIONS:

     During 2001, 2002 and 2003, no sanctions by the Chilean Superintendency of Securities and Insurance and other regulatory agencies have been applied to the Company.

33.  SUBSEQUENT EVENTS:

     On January 9, 2003, CristalChile Comunicaciones S.A., 50% owner of Metropolis Intercom S.A., reached an agreement of understanding with Liberty Media International, indirect owner of the remaining 50% of Metropolis and majority shareholder of VTR S.A. in order to merge Metropolis and VTR. The agreement is subject to numerous conditions, among them, drafting of a final agreement, approval by the board of directors or related parties of Liberty Media including UnitedGlobalCom, Inc., approval by the Chilean Anti-Monopoly Commission, and approval by the board of directors of CristalChile Comunicaciones S.A.

     As of and for the year ending December 31, 2003, the Company has not recorded any adjustment in the financial statements related to the proposed merger.

     On January 13, 2004, the Company paid a dividend of Ch$15 per share on the 64,000,000 outstanding shares. The Board of Directors approved this dividend in November 2003.

     Management is not aware of any other subsequent events that have occurred after the date of these financial statements that may significantly affect these financial statements.


34.  ENVIRONMENT:

     The Company is committed to the preservation of the environment. During 2003, the Company invested ThCh$205,409 to purchase equipment to be used in the treatment of nitrous oxide in the new Furnace B. During 2002, the Company invested ThCh$ 206,201 to repair an electrostatic precipitator, which is used to filter gases discharged from the glass smelting process, in order to continue complying with emission standards for particulate matter issued by the Chilean Government.

     Additionally the subsidiary, Vina Santa Rita S.A. invested ThCh$33,002 and ThCh$39,369 to comply with the laws and regulations on industrial processing and installations during 2002 and 2003, respectively.


35.  SHAREHOLDER INFORMATION:

     During the years ended December 31, 2001, 2002 and 2003, there were no share transactions made by the directors, majority shareholders, and parties related to the directors.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

35.  SHAREHOLDER INFORMATION, continued:

     During the years ended December 31, 2001, 2002 and 2003, distribution of shareholder were as follows:

                                                % of Participation               Number of Shareholders
Type of Shareholder                         2001        2002       2003         2001         2002       2003
---------------------------------------------------------------------------------------------------------------

10% or more                                    34.03       34.03      34.03             1            1       1
Less than 10% and equal to or greater
than UF200                                     65.81       65.82      65.83           261          261     258
Less than 10% and less than UF200               0.16        0.15       0.14           831          815     768
                                        -----------------------------------------------------------------------
Totals                                        100.00      100.00     100.00         1,093        1,077   1,027
                                        =======================================================================
Controlling shareholders                       52.14       52.14      52.14             3            3       3
                                        =======================================================================


Cristalerias is a member of the Elecmetal Group and is a subsidiary of Compania Electrometalurgica S.A., Bayona S.A., and Servicios y Consultorias Hendaya S.A.

36.  BOARD OF DIRECTORS' REMUNERATION:

         Required disclosures of amounts paid to the Board of Directors of the Company during each year are as follows:


                                                     2001             2002              2003
                                              ------------------------------------------------------
                                                    ThCh$             ThCh$            ThCh$
Share of previous year's net income                      854,336          880,655           902,577
Fees for attendance at meetings                            9,181            8,079             8,331
Payment of special services                                3,855            3,558             2,763
                                              ------------------------------------------------------
Total                                                    867,372          892,292           913,671
                                              ======================================================


         As of December 31, 2003, the Company and its subsidiary Vina Santa Rita S.A., have accrued an estimated ThCh$334,256 (ThCh$899,487 in 2002 and ThCh$889,687 in 2001) for 2003 Directors' remuneration that will be paid during 2004.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     Generally accepted accounting principles in Chile (Chilean GAAP) vary in certain important respects from the generally accepted accounting principles in the United States of America (U.S. GAAP). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

     I. Differences in Measurement Methods:

     The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts that differ from those that would have otherwise been determined under U.S. GAAP are as follows:

     (a) Inflation accounting:

     The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2003 was 7.25%.

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

     (b) Revaluation of property, plant and equipment:

     As mentioned in Note 2(f), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the year is shown below, under paragraph I(q).

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

         (b)   Revaluation of property, plant and equipment, continued:

               In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during 2000 and 2001, which was superceded by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" beginning in 2002, the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment, if determined, is recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts. For the years ended December 31, 2001, 2002, and 2003 no additional amounts were recorded for impairment under U.S. GAAP.

         (c)   Allocation of certain overhead costs to inventories:

               As indicated in Note 2(e), finished and in-process products are reported in the financial statements at restated direct costs plus price-level restatement, which include the related raw material, energy and direct labor costs. Accordingly, certain indirect manufacturing expenses are excluded from inventory, which is contrary to U.S. GAAP. The effects of including certain indirect manufacturing expenses are included under paragraph I(q) below.

         (d)   Income taxes:

               Under Chilean GAAP, until December 31, 2000, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability is not expected to be realized. Starting January 1, 2001, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2001. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

               Under U.S. GAAP, companies must account for deferred taxes in accordance with Statement of Financial Accounting Standards
               (SFAS) No. 109, "Accounting for Income Taxes", which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

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

          The principal difference in the accounting for deferred income taxes between Chilean and U.S. GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2001 and their corresponding amortization into income. The effect of these differences on the net income and shareholders' equity of the Company is included in paragraph I (q) below.

     e)   Accounting for investments in related companies:

          The adjustment to related companies includes the effect on the income and equity on the consolidated accounts of Cristalerias of the adjustments to U.S. GAAP that affect the accounts of the Company's equity investees. The principal U.S. GAAP adjustments affecting the Company's equity investees are as follows:

          (i)   The recording of deferred taxes in accordance with SFAS
                No. 109
          (ii)  The recording of goodwill in accordance with SFAS No. 142
          (iii) The recording of financial derivatives in accordance with SFAS No. 133
          (iv) The depreciation of external networks in accordance with U.S. GAAP
          (v)  The recording of indirect costs in accordance with U.S. GAAP
          (vi) The deferred income tax effect of the above adjustments

          These adjustments principally relate to deferred taxes, production costs, and goodwill amortization. The effects of this adjustment are included under paragraph I(q) below.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

         (f)   Minimum dividend required by Chilean law:

               As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of holders of the issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, a provision has been made in the accompanying U.S. GAAP reconciliation in I(q) below to recognize the corresponding decrease in net equity at the end of each year in which the net income is earned.

         (g)   Furnace repair provision:

               Under Chilean GAAP, provisions may be accrued for estimated future repairs that will be required to be made to significant property, plant and equipment. Accordingly, Cristalerias has accrued provisions for estimated future repairs to the Company's furnaces. Under U.S. GAAP the Company expenses such repairs in the year incurred or capitalizes these costs if they are considered to be a betterment that would significantly improve the useful life of the asset. The effects of this adjustment are included under paragraph I(q) below.

          (h)  Depreciation of molds as property, plant, and equipment:

               Under U.S. GAAP, molds used in the production process are treated as property, plant and equipment and are depreciated over their expected useful lives. The Company, in accordance with Chilean GAAP, has historically expensed some of these items as incurred. As of January 1, 1997, the Company began to capitalize purchased molds and depreciate them over a period of 24 months. For U.S. GAAP purposes, the molds are depreciated using the unit-of-production method with the estimated useful life per mold ranging from 12,000,000 units produced to 20,000,000 units produced, depending upon the type and specifications of the individual molds. The effects of this adjustment are included under paragraph I(q) below.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

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

               The Company considers that all of its investments are held-for-trading except for the Santa Emiliana shares which are available-for-sale and the Celulosa Arauco bonds purchased during 2001, which are considered held-to-maturity. There are no differences between Chilean GAAP and U.S. GAAP for held-for-trading and held-to-maturity investments. For available-for-sale investments, the accounting treatment in accordance with U.S. GAAP is to value these instruments at fair value and record the change in fair value as a separate component of shareholders' equity, net of deferred taxes. The effects on shareholders' equity of adopting this treatment are included under paragraph I(q) below.

         (j)   Intangible assets:

               Under Chilean GAAP, the cost of the frequency purchased by the subsidiary Megavision S.A. is being amortized on a decelerated basis as described in Note 2(k). Under U.S. GAAP, such intangible assets are amortized on a straight-line basis since they relate to a finite concession period. During 1998, the Company began amortizing trademarks under Chilean GAAP on a straight-line basis over a period of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants. Previously under Chilean GAAP, companies were not required to amortize those costs relating to trademarks. In accordance with U.S. GAAP, companies are required to amortize trademarks on a systematic and rational basis over the expected period for which an economic benefit will be derived from the trademark as long as the right does not have an indefinite life. For U.S. GAAP purposes, the Company has historically, and continues to, amortize deferred costs related to trademarks on a straight-line basis over a period of 25 years. The effects of the adjustments are included under paragraph I(q) below.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

         (k)   Unrealized profit and negative goodwill:


               (i)  In 1995 the Company recorded the contribution of Cable
                    TV companies to Cordillera Comunicaciones S.A., a related Company, at an amount that exceeded the book value of these investments. Under Chilean GAAP the excess amount was recorded as income in 1995. Under U.S. GAAP, the profit from this transaction is unrealized because of the Company's influence in the related company.

               (ii) Additionally, under U.S. GAAP, the excess of the fair value of the assets received over the purchase price is allocated to reduce the values assigned to the non-current assets. This reduces the U.S. GAAP depreciation base in property, plant and equipment by the excess purchase price. As a consequence, the U.S. GAAP adjustment includes income from the decreased depreciation of the fixed assets using straight-line depreciation over an original useful life of 13 years. The effects of recording the unrealized profit and reduced depreciation expense is included under Paragraph I(q) below.

         (l) Goodwill:

              (i) Under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchased price over the carrying value are recorded as goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

                    Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill, unless the transaction is between entities under common control, in which case the related party transaction would be recorded using book values and no goodwill would be recorded. Under U.S. GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years for goodwill acquired prior to July 1, 2001 and all other goodwill prior to January 1, 2002. The effects of adjustment to U.S. GAAP, to reverse the related amortization expense on goodwill not accepted in U.S. GAAP and different amortization periods is included in the net income and shareholders' equity reconciliation to U.S. GAAP under paragraph I(q) below.

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

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

     (l)  Goodwill, continued:

          In accordance with U.S. GAAP, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets", (SFAS No. 142) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. Previously, the Company evaluated the carrying amount of goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying business. The impairment tests, which were performed during 2002 and 2003, resulted in no impairment of the Company's goodwill. The following effects are included in the net income and shareholders' equity reconciliation to U.S. GAAP under paragraph I(q) below:

      (a) Adjustment to record differences in goodwill amortization between Chile GAAP and U.S. GAAP as of December 31, 2001, and
      (b) The reversal of goodwill amortization recorded under Chilean
          GAAP relating to reporting units that were not found to be impaired under U.S. GAAP for the years ended December 31, 2002 and 2003, and
      (c) Gain on sale from differing carrying values under U.S. GAAP and Chile GAAP in the sale of the related party Ediciones Chiloe during 2001.

          Amortization of goodwill under U.S. GAAP of ThCh$390,239, ThCh$0 and ThCh$0 for the years ended December 31, 2001, 2002 and 2003, respectively, is included in operating income for U.S. GAAP purposes.

    (iii) The following details what the Company's net income under U.S.
          GAAP would have been for the year ended December 31, 2001, excluding goodwill amortization expense:


                                      (Unaudited)
                                     Year ended
                                      December 31,
                                         2001
                                ----------------------
                                         ThCh$

Net income under U.S. GAAP             15,202,365
Add back: Goodwill amortization         2,051,694
                                 ----------------------
Adjusted net income                    17,254,059
                                 ======================


      (m) Results of subsidiaries in the development stage:

          Under Chilean GAAP, costs incurred during the development stage of a controlled company are not charged to the income statement during the year in which they were incurred, being charged instead directly to an equity account (Subsidiary start-up deficit). U.S. GAAP requires that all such costs be included to the consolidated income statement in the year incurred. The effects are included under paragraph I(q) below.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

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

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(o)      Derivative instruments:

          The Company is exposed to foreign currency risk arising from long-term debt denominated in U.S. dollars. This risk is partially mitigated by the Company's export revenues which are in U.S. dollars. The Company uses short duration forward foreign currency contracts, where possible, to transfer risk from exposure in U.S. dollars to an exposure in UF. Under Chilean GAAP, the Company defers forward contract gains and recognizes losses when accounting criteria under Chile GAAP permits hedging. The hedging criteria and documentation requirements under Chilean GAAP are less onerous than U.S. GAAP. The Company recorded a net liability of ThCh$628,634 and ThCh$2,397,846, as of December 31, 2002 and 2003, respectively. Fair values under Chilean GAAP have been estimated using the closing spot exchange rate at the period end.

          Beginning January, 1, 2001, under U.S. GAAP, the accounting for derivative instruments is described in (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities and other complementary rules and amendments". SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 required that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

          SFAS No. 133, in part, allows special hedge accounting for "fair value" and "cash flow" hedges. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a "fair value" hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. While the Company enters into derivatives for the purpose of mitigating its global financial and commodity risks, from time to time it enters into foreign currency forward contracts that are speculative in nature. These operations do not meet the documentation requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivatives are reported in earnings when they occur.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

     (o) Derivative instruments, continued:

          The cumulative effect resulting from the adoption of SFAS No. 133 on January 1, 2001 was a net gain of ThCh$64,469 which is presented net of tax of ThCh$12,068, and minority interest under the caption "Cumulative effect of change in accounting principles. The adjustment is due to the difference between recording forward contracts at spot exchange rates under Chilean GAAP and marking the forward contracts to market using forward rates in according with US GAAP. The effect of the adjustment between the current market values and the fair value for the years ended December 31, 2002 and 2003 is included in paragraph I(q) below.

     (p) Elimination of gain on Joint-venture:

          During July 2001, the Company deconsolidated its subsidiary Crowpla Reicolite S.A. as part of a joint venture transaction with Andina Inversiones Societarias S.A., in which the Company retained a 50% interest in Crowpla Reicolite S.A. Under Chilean GAAP a gain of ThCh$2,070,143 was recognized based on the difference between the net assets contributed as part of the joint-venture and the Company's share in the joint-venture's equity. This occurred as two transactions, first Cristalerias sold capital in Crowpla Reicolite S.A. which Andina Inversiones Societarias S.A. purchased, and secondly, Andina Inversiones transferred assets into Crowpla Reicolite (now called "Envases CMF S.A.") to complete the joint venture. Under U.S. GAAP, these series of transactions are viewed as one transaction and contributions to joint ventures are recorded at book value of net assets contributed with a gain being recorded only to the extent that cash is received, unless it is reinvested in the business. The gain recorded under Chilean GAAP is reversed under U.S. GAAP as a deferred credit and is amortized over the weighted-average estimated useful lives of the joint-venture's assets which, as of the date that the joint-venture was formed, was 12 years. The effect of the adjustment is included under paragraph I(q) below.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(q)      Effects of conforming to U.S. GAAP:

         The adjustments to reported net income required to conform with U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos as of December 31, 2003):


                                                                                      2001            2002            2003
                                                                                -------------------------------------------------
                                                                                     ThCh$           ThCh$           ThCh$

Net income as reported under Chilean GAAP                                           18,486,761      17,837,269       6,426,520
Revaluation of property, plant and equipment (paragraph I(b))                          343,359         208,256         208,478
Allocation of certain overhead costs to inventories (paragraph I(c))                  (274,850)       (460,075)        173,922
Income taxes (paragraph I(d))                                                          284,288        (336,627)       (635,706)
Accounting for investments in related companies (paragraph I(e))                    (1,812,961)        195,475          20,944
Furnace repair provision (paragraph I(g))                                           (2,432,046)       (694,679)       (393,430)
Depreciation of molds as property, plant and equipment (paragraph I(h))                518,232         232,105         297,418
Intangibles assets (paragraph I(j))                                                   (183,294)        104,018        (137,357)
Unrealized profit and negative goodwill (paragraph I(k))                                23,184          23,108         23,108
Goodwill (paragraph I(l(i)))                                                         1,674,639               -              -
Goodwill amortization (paragraph I(l(ii)))                                            (314,354)        653,119        542,800
Results of subsidiaries in the development stage (paragraph I(m))                     (128,092)              -              -
Derivative instruments (paragraph I(o))                                              1,116,276         366,163     (1,673,964)
Elimination of gain on Joint-venture (paragraph I(p))                               (2,070,143)        172,512        172,512
Effect of minority interests on U.S. GAAP adjustments                                 (151,571)       (208,322)        10,473
Deferred tax effect of the above adjustments                                             58,468       (213,010)       235,350
                                                                                -------------------------------------------------
Net income in accordance with U.S. GAAP before cumulative effect of change in
accounting principles                                                              15,137,895        17,879,310     5,271,068
                                                                                -------------------------------------------------
Cumulative effect of change in accounting principle, net of taxes of
ThCh$12,068 and minority interest                                                      64,469                -              -
                                                                                ------------------------------------------------
Net income in accordance with U.S. GAAP                                            15,202,364       17,879,310      5,271,068
                                                                                -------------------------------------------------
Other comprehensive income:
Unrealized holding gain on marketable securities, net of applicable taxes
(paragraphs I(i))                                                                   (1,035,250)          73,312       (99,397)
Foreign exchange translation adjustment                                              1,668,908        1,569,793    (3,523,815)
                                                                                -------------------------------------------------
Comprehensive income in accordance with U.S. GAAP                                   15,836,022        19,522,415     1,647,856
                                                                                =================================================

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

         (q) Effects of conforming to U.S. GAAP, continued:

         The adjustments required to conform net shareholders' equity amounts to U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos as of December 31, 2003):

                                                                                                2002             2003
                                                                                          -----------------------------------
                                                                                               ThCh$             ThCh$

Net shareholders' equity as reported under Chilean GAAP                                        233,643,431       228,321,585
Revaluation of property, plant and equipment (paragraph I(b))                                  (7,713,765)       (6,606,881)
Revaluation of property, plant and equipment, accumulated depreciation (paragraph               5,959,046         5,060,640
I(b))
Allocation of certain overhead costs to inventories (paragraph I(c))                             3,562,998         3,736,920
Income taxes (paragraph I(d))                                                                      203,737         (431,969)
Accounting for investments in related companies (paragraph I(e))                                 3,541,745         3,562,689
Minimum dividend required by Chilean law (paragraph I(f))                                      (2,014,206)         (969,876)
Furnace repair provision (paragraph I(g))                                                        3,803,443         3,410,013
Depreciation of molds as property, plant and equipment (paragraph I(h))                          2,073,539         2,370,957
Investments in marketable securities (paragraph I(i))                                            2,011,276         1,891,521
Intangible assets (paragraph I(j))                                                             (1,714,743)       (1,852,100)
Unrealized profit and negative goodwill (paragraph I(k(i)))                                      (298,034)         (298,034)
Amortization of unrealized profit and negative goodwill (paragraph I(k(ii)))                       115,614           138,722
Goodwill (paragraph I(l))                                                                      (3,368,500)       (3,379,109)
Goodwill amortization (paragraph I(l))                                                           3,142,538         3,560,462
Derivative instruments (paragraph I(o))                                                          1,704,981            31,017
Elimination of gain on joint-venture - gross (paragraph I(p))                                  (2,070,144)       (2,070,144)
Elimination of gain on joint-venture - accumulated amortization (paragraph I(p))                   172,511           345,024
Effect of minority interests on U.S. GAAP adjustments                                            (399,366)         (388,893)
Deferred tax effect of the above adjustments                                                   (3,366,050)       (3,110,344)
                                                                                          -----------------------------------
Net shareholders' equity in accordance with U.S. GAAP                                          238,990,051       233,322,200
                                                                                          ===================================

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

         (q) Effects of conforming to U.S. GAAP, continued:

       The following summarizes the changes in shareholders' equity under U.S. GAAP during the years ended December 31, 2001, 2002 and 2003:

                                                                2001              2002             2003
                                                         ------------------------------------------------------
                                                               ThCh$             ThCh$             ThCh$

       Balance as of January 1                                  221,889,516       228,510,560      238,990,051
       Dividends paid                                           (9,539,740)       (7,729,314)      (8,360,037)
       Change in minimum dividends accrued                          324,761       (1,313,610)        1,044,330
       Net income in accordance with U.S. GAAP                   15,202,365        17,879,310        5,271,068
       Foreign exchange translation adjustment                    1,668,908         1,569,793      (3,523,815)
       Unrealized holding gain (loss) on marketable
       securities, net of applicable taxes                      (1,035,250)            73,312         (99,397)

                                                         ------------------------------------------------------
       Balance as of December 31                                228,510,560       238,990,051      233,322,200
                                                         ======================================================

       (r) Other Comprehensive Income:

      In accordance with US GAAP, Cristalerias reports a measure of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders' equity.

      The following represents the components of other comprehensive income, together with the related tax effects by component for the years ended December 31, 2001, 2002 and 2003 (in thousands of constant Chilean pesos as of December 31, 2003).

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

       (r) Other Comprehensive Income, continued:

                                                  Before-Tax Amount   Tax (Expense) or       Net of Tax
                                                                           Benefit             Amount
                                                  ---------------------------------------------------------
                                                        ThCh$               ThCh$              ThCh$
       For the year ended December 31, 2001
Unrealized holding gains on marketable securities
arising during period:                                (1,195,311)       160,061              (1,035,250)

Foreign exchange translation adjustment                1,668,908              -               1,668,908
                                                  -----------------------------------------------------

Other comprehensive income                               473,597        160,061                 633,658
                                                  =====================================================

       For the year ended December 31, 2002
Unrealized holding gains on marketable securities
arising during period:                                     87,798      (14,486)                  73,312
Foreign exchange translation adjustment                 1,569,793            -                1,569,793
                                                  ------------------ ----------------------------------
Other comprehensive income                              1,657,591      (14,486)               1,643,105
                                                  =====================================================

       For the year ended December 31, 2003
Unrealized holding loss on marketable securities
arising during period:                                   (119,755)      20,358                  (99,397)

Foreign exchange translation adjustment                (3,523,815)           -               (3,523,815)
                                                  -----------------------------------------------------
Other comprehensive income                             (3,643,570)      20,358               (3,623,212)
                                                  =====================================================


         The following represents accumulated other comprehensive income balances as of December 31, 2002 and 2003 (in thousands of constant Chilean pesos as of December 31, 2003).


                                                                 As of December 31, 2002
                                              --------------------------------------------------------------
                                               Unrealized Gains   Cumulative Foreign    Accumulated Other
                                                on Securities    Exchange Translation  Comprehensive Income
                                                                      Adjustment

Beginning balance                                1,615,720            2,294,542              3,910,262
Current-period change                               73,312            1,569,793              1,643,105
                                              --------------------------------------------------------------
Ending balance                                   1,689,032            3,864,335              5,553,367
                                              ==============================================================




                                                                 As of December 31, 2003
                                              --------------------------------------------------------------
                                               Unrealized Gains   Cumulative Foreign    Accumulated Other
                                                on Securities    Exchange Translation  Comprehensive Income
                                                                      Adjustment
Beginning balance                                1,689,032            3,864,335              5,553,367
Current-period change                              (99,397)          (3,523,815)            (3,623,212)
                                              --------------------------------------------------------------
Ending balance                                   1,589,635              340,520              1,930,155
                                              ==============================================================

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

         II. Additional Disclosure Requirements:

         (a) Earnings per share:

         The following earnings per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP:

                                                                          2001         2002         2003
                                                                       --------------------------------------
                                                                           Ch$          Ch$         Ch$
Chilean GAAP basic earnings per share (Ch$) (1)                             288.86      278.71     100.41
                                                                       ======================================
U.S. GAAP basic earnings per share (Ch$1) (1):
   U.S. GAAP earnings per share before cumulative effect of                 237.54      279.38      82.36
                                                                       ======================================
      change in accounting principle

   Cumulative effect of change in accounting principle                        1.01          -          -
                                                                       --------------------------------------
   U.S. GAAP net earnings per share                                         238.55      279.38      82.36
                                                                       ======================================

Weighted average number of common shares outstanding (in thousands)         64,000      64,000     64,000
                                                                       ======================================

          (1) There are no requirements to provide earnings per share disclosures under Chilean GAAP. The earnings per share data shown above are determined by dividing net income available to common shareholders in accordance with U.S. GAAP and Chilean GAAP respectively by the weighted-average number of shares outstanding. The Company has a simple capital structure and has not issued any convertible debt securities. Consequently, there are no diluting effects on the earnings per share of the Company.

         (b) Income taxes:

         The provision for income taxes was as follows:

         Chilean GAAP:                                              2001              2002             2003
                                                              -----------------------------------------------------
                                                                    ThCh$            ThCh$             ThCh$
         Current tax expense                                          4,036,042         4,275,329        1,286,502
         Deferred tax expense (benefit) and others as
         calculated under Chilean GAAP:                               1,147,057         2,186,462           61,079
                                                              -----------------------------------------------------

         Charge for the year under Chilean GAAP                       5,183,099         6,461,791        1,347,581

         U.S. GAAP Adjustments
         Deferred tax effect of applying FAS No. 109                   (284,288)          336,627          635,706
         Deferred tax effect of adjustments to U.S. GAAP                (58,468)          213,010         (235,350)
         Deferred tax effect of cumulative effect of change
            in accounting principle                                      12,068                 -                -
                                                              -----------------------------------------------------
         Charge for the year under U.S. GAAP                          4,852,411         7,011,428        1,747,937
                                                              =====================================================

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

         (b) Income taxes, continued:

       Deferred tax assets (liabilities) as of each year-end are summarized as follows:

                                                            2002                                        2003
                                        ------------------------------------------- --------------------------------------------
                                        SFAS No. 109   SFAS No. 109      Total      SFAS No. 109  SFAS No. 109       Total
                                         applied to   applied to US    Deferred      applied to   applied to US     Deferred
                                         hilean GAAP       GAAP       Taxes under   Chilean GAAP       GAAP       Taxes under
                                        C Balances     Adjustments    SFAS No. 109     Balances     Adjustments    SFAS No. 109
                                            ThCh$         ThCh$          ThCh$          ThCh$         ThCh$          ThCh$

Deferred income tax assets:
Tax loss carryforwards (1)               4,723,875              -      4,723,875      4,506,337             -      4,506,337
Furnace repair provision                   620,962       (620,962)             -        563,187      (563,187)            -
Provision for doubtful accounts            114,245              -        114,245        118,540             -        118,540
Inventory and packaging provision          225,881              -        225,881        229,139             -        229,139
Accrued vacation expense                   172,514              -        172,514        202,898             -        202,898
Unearned revenues and unrealized income    452,446              -        452,446        698,264             -        698,264
Staff severance indemnities                 37,709              -         37,709         28,623             -         28,623
Bond discount amortization                  59,212              -         59,212         86,317             -         86,317
Other provisions                           197,368              -        197,368        158,771             -        158,771
Direct labor costs                          20,438              -         20,438         11,337             -         11,337
Other                                      268,366         41,378        309,744         17,349        10,568         27,917
                                         ------------------------------------------- --------------------------------------------
    Total deferred income tax assets     6,893,016       (579,584)     6,313,432      6,620,762      (552,619)     6,068,143
                                         ------------------------------------------- --------------------------------------------

Deferred income tax liabilities:
Depreciation                            (8,057,421)             -     (8,057,421)    (8,561,734)            -      (8,561,734)
Bond discount                             (858,205)             -       (858,205)      (819,352)            -        (819,352)
Inventories                                      -       (587,895)      (587,895)             -      (635,277)       (635,277)
Molds                                     (251,222)      (352,502)      (603,724)      (256,166)     (403,063)       (659,229)
Forwards contracts                               -       (281,321)      (281,321)             -        (5,273)         (5,273)
Intangibles                                      -     (1,232,887)    (1,232,887)             -    (1,192,554)     (1,192,554)
Deferred customs duties                   (153,739)             -       (153,739)       (77,512)            -         (77,512)
Deferred costs                            (173,242)             -       (173,242)      (222,622)            -        (222,622)
Marketable securities                            -       (331,861)      (331,861)             -      (321,559)       (321,559)
Other                                      (57,908)             -        (57,908)       (85,758)            -         (85,758)
                                         ------------------------------------------- --------------------------------------------
    Total deferred income
      tax liabilities                   (9,551,737)    (2,786,466)   (12,338,203)   (10,023,144)   (2,557,725)    (12,580,869)
                                         ------------------------------------------- --------------------------------------------
Net deferred tax assets (liabilities)
resulting from  SFAS No. 109             (2,658,721)    (3,366,050)    (6,024,771)    (3,402,382)   (3,110,344)     (6,512,726)
                                         =========================================== ============================================


(1) In accordance with the current enacted tax law in Chile, such tax losses may be carried forward indefinitely.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

         (b) Income taxes, continued:

      The classification of the deferred income tax assets and liabilities above is detailed as follows:

                                                                2002               2002
                                                          -------------------------------------
                                                                ThCh$             ThCh$

      Short-term                                                  (918,810)            168,342
      Long-term                                                 (5,105,961)        (6,681,068)
                                                          -------------------------------------
      Net deferred tax liabilities                              (6,024,771)        (6,512,726)
                                                          =====================================

      The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income calculated in accordance with U.S. GAAP as a result of the following differences:

                                                                2001               2002              2003
                                                          -------------------------------------------------------
                                                                ThCh$             ThCh$              ThCh$

      Tax provision at statutory Chilean tax rates               3,215,200          3,979,917         1,351,613

      Increase (decrease) in taxes resulting from:

      Amortization of goodwill and other intangibles              (257,594)                 -                 -
      Price-level restatement not accepted for tax
      purposes                                                    (159,932)           (23,671)          (22,310)
      Equity in net income of related companies                  1,448,344          1,785,957           296,778
      Tax credits and other permanent differences                  606,393          1,269,225           121,856
                                                          -------------------------------------------------------
      Effective tax provision                                    4,852,411          7,011,428         1,747,937
                                                          =======================================================



      The Chilean statutory first category (corporate) income tax rate was 15% prior to 2001, however tax rates increased to 16% in 2002, with subsequent increases to 16.5% in 2003, and is scheduled to increase to 17% in 2004 and thereafter, in accordance with the currently enacted tax legislation.

      In accordance with Chilean law, Cristalerias de Chile S.A. and each of its subsidiaries compute and pay tax on an individual legal entity basis.

      The Company had net operating tax-loss carry forwards related to its subsidiaries of approximately ThCh$26,507,865 as of December 31, 2003 that can be carried forward indefinitely.

(c) Cash flows:

      The Company's subsidiary Simetral was not consolidated under Chilean GAAP until 2002, because this company was in the development stage prior to 2002. Under U.S. GAAP this subsidiary would have been consolidated, regardless of when their operations began. Additionally, under U.S. GAAP, only instruments with an original maturity of less than 90 days are considered to be cash and cash equivalents.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(c)      Cash flows, continued:

         Cash flow amounts reconciled in accordance with U.S. GAAP, as presented below include restatement to constant Chilean pesos as of December 31, 2003 as part of the comprehensive basis used by the Company in preparing its price-level adjusted financial statements. Foreign registrants that prepare comprehensive price-level adjusted financial statements are permitted to not reconcile the effects of price level changes to U.S. GAAP. Consequently, the effects of the price level adjustments have not been reconciled.

         Consolidation of the Company's development stage operations would result in the following differences under U.S. GAAP:


                                                                           2001             2002           2003          2003
                                                                      -----------------------------------------------------------
                                                                           ThCh$            ThCh$          ThCh$        ThUS$

Cash provided by operating activities reported under Chilean GAAP     40,873,125       49,869,648         35,435,380      59,676
Effect of consolidation of subsidiary in Simetral                       (180,207)               -                  -           -
                                                                      ----------------------------------------------------------
Cash provided by operating activities under US GAAP                   40,692,918       49,869,648         35,435,380      59,676
                                                                      ----------------------------------------------------------
Cash provided by financing activities reported under Chilean GAAP      5,217,831       11,818,403        (15,789,032)    (26,589)
Effect of consolidation of subsidiary in Simetral                        158,129                -                  -           -
Proceeds from loans from related companies                             1,384,696           90,831            153,564         259
                                                                      ----------------------------------------------------------
Cash provided by financing activities under US GAAP                    6,760,656       11,909,234        (15,635,468)    (26,330)
                                                                      -----------------------------------------------------------
Cash used in investing activities reported under Chilean GAAP        (35,315,986)      (5,047,634)       (34,827,055)    (58,649)
Proceeds from loans from related companies                            (1,384,696)         (90,831)          (153,564)       (259)
Reclassification of repurchase agreement                                       -         (364,303)          (635,570)     (1,070)
                                                                      -----------------------------------------------------------
Cash used in investing activities under US GAAP                      (36,700,682)      (5,502,768)       (35,616,189)    (59,978)
                                                                      -----------------------------------------------------------

Effect of inflation on cash and cash equivalents under Chilean GAAP   (1,302,575)      (1,708,086)        (3,439,516)     (5,792)
                                                                      ----------------------------------------------------------
Effect of inflation on cash and cash equivalents under Chilean GAAP   (1,302,575)      (1,708,086)        (3,439,516)     (5,792)
                                                                      -----------------------------------------------------------

Net change in cash and cash equivalents under Chilean GAAP
                                                                       9,472,395       54,932,331        (18,620,223)    (31,358)
Effect of consolidation of subsidiary in Simetral                        (22,079)               -                  -           -
Reclassification of repurchase agreement                                       -         (364,303)          (635,570)     (1,070)
                                                                      -----------------------------------------------------------
Net change in cash and cash equivalents under US GAAP                  9,450,316       54,568,028        (19,255,793)    (32,428)
                                                                      -----------------------------------------------------------

Cash and cash equivalents at beginning of year under Chilean  GAAP    29,825,469       39,297,864         94,230,195     158,690
Effect of consolidation of subsidiary in Simetral                        148,733                -                  -           -
                                                                      ----------------------------------------------------------
Cash and cash equivalents at beginning of year under US GAAP          29,974,202       39,297,864         94,230,195     158,690
                                                                      ----------------------------------------------------------

Cash and cash equivalents at end of year under Chilean GAAP           39,297,864       94,230,195         75,609,972     127,332
Effect of consolidation of subsidiary in Simetral                        126,654                -                  -           -
Reconciliation of repurchase agreement                                         -         (364,303)          (635,570)    ( 1,070)
                                                                      ----------------------------------------------------------
Cash and cash equivalents at end of year under US GAAP                39,424,518        93,865,892        74,974,402     126,262
                                                                      ===========================================================

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(d) For purposes of the statements of cash flows under U.S. GAAP, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents as follows:

                                                      2001              2002             2003
                                                -----------------------------------------------------
                                                      ThCh$            ThCh$             ThCh$

Cash deposits that are cash equivalents                 3,055,994         2,450,019       3,513,737
Time deposits that are cash equivalents                14,347,867        13,112,270       4,265,706
Money market securities                                10,095,194        64,300,492      55,460,423
Repurchase agreements                                  11,925,463        14,003,111      11,734,536
                                                ------------------------------------------------------

   Total cash and cash equivalents                     39,424,518        93,865,892      74,974,402
                                                =====================================================



       Supplementary Cash flow information:

                                                      2001              2002             2003
                                                -----------------------------------------------------
                                                      ThCh$            ThCh$             ThCh$

Interest paid                                           6,564,524         3,411,897       7,510,044
Taxes paid                                              4,028,079         3,590,684       5,161,304


                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

         (e) Investments in related companies:

The following tables show combined summary financial information of the related companies accounted for using the equity method. All amounts are in thousands of constant Chilean pesos of December 31, 2003 purchasing power.

The condensed information shown here has been combined from each company's individual financial statements prepared in accordance with Chilean GAAP. For the overall effect on the financial statements of Cristalerias de Chile S.A. of the application of U.S. GAAP to the financial statements of these companies, see paragraph I(q) above.

                                                          2001              2002              2003
                                                    ------------------------------------------------------
                                                          ThCh$            ThCh$             ThCh$

Current assets                                             59,544,152        70,305,255        71,395,646
Non-current assets                                        459,508,673       423,360,327       531,374,536
                                                    ------------------------------------------------------
Total assets                                              519,052,825       493,665,582       602,770,182
                                                    ======================================================

Current liabilities                                        48,707,437        42,340,632        77,442,945
Non-current liabilities                                    52,985,555        74,069,920       102,402,872
                                                    ------------------------------------------------------
Total liabilities                                         101,692,992       116,410,552       179,845,817
                                                    ======================================================
Net sales                                                 104,105,558       107,476,905       154,247,114
                                                    ======================================================
Gross profit                                               25,328,360        22,523,603        29,959,333
                                                    ======================================================
Net loss                                                  (30,839,340)      (36,024,119)       (31,293,484)
                                                    ======================================================
Company's share of loss (Note 12)                          (7,692,604)       (8,991,404)        (4,538,754)
                                                    ======================================================


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

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(f)      Segment information, continued:

         The Company's segment data, based on Chilean GAAP balances, are as follows:

                                    Glass           Wines        Communications       Other        Total
                               -------------------------------------------------------------------------------
                                    ThCh$           ThCh$            ThCh$            ThCh$        ThCh$

As for and for the year ended
December 31, 2001

Revenues from external
customers                     68,434,649      67,698,318     16,771,906          (5,256,326)      147,648,547
Revenues from transactions
with other operating segments
of the same enterprise         6,436,967               -              -          (6,436,967)                -
Interest income                1,672,632       1,205,582         74,206               1,421         2,953,840
Interest expense              (4,091,543)     (2,589,099)      (529,935)                  -        (7,210,576)
Depreciation                  (7,946,049)     (3,229,292)    (1,081,007)                  -       (12,256,348)
Amortization                  (1,550,452)       (280,501)      (258,318)            (25,725)       (2,114,995)
Income tax expense            (3,475,055)     (1,750,592)        40,931               1,617        (5,183,099)
Earnings (loss) from
equity-method                   (897,145)        492,608     (7,287,597)               (470)       (7,692,604)
Net Income                    20,250,210       7,510,832     (7,044,440)         (2,229,835)       18,486,767
Total Assets                 160,336,575     119,188,544    110,243,517          19,203,084       408,971,720
Capital Expenditures          25,846,336       7,900,239        302,544                   -        34,049,120

As for and for the year ended
December 31, 2002

Revenues from external
customers                      71,767,516     72,438,586     25,063,613          (6,601,882)      162,667,833
Revenues from transactions
with other operating segments
of the same enterprise          6,260,478              -        341,404          (6,601,882)                -
Interest income                 1,889,088        610,585         77,730                 813         2,578,216
Interest expense               (4,665,150)    (1,833,501)      (409,233)                  -        (6,907,884)
Depreciation                   (9,105,507)    (3,725,337)      (879,829)                  -       (13,710,672)
Amortization                     (607,792)      (295,945)      (530,678)                  -        (1,434,416)
Income tax expense             (4,074,990)    (2,414,252)        28,160                (708)       (6,461,791)
Earnings (loss) from
equity-method                    (858,708)       481,271     (8,610,816)             (3,151)       (8,991,404)
Net Income                     16,417,253      9,355,774     (5,433,779)         (2,501,980)       17,837,269
Total Assets                  206,229,614    123,299,581    106,650,023          20,823,984       457,003,202
Capital Expenditures           10,403,089      4,728,002        523,214                   -        15,654,305


As for and for the year ended
December 31, 2003

Revenues from external
customers                      74,549,216      74,939,862     26,544,548          (6,092,521)     169,941,105
Revenues from transactions
with other operating segments
of the same enterprise          5,773,771               -        318,750          (6,092,521)               -
Interest income                 2,256,765         247,432         88,528                 248        2,592,973
Interest expense               (4,840,988)     (1,702,955)      (284,988)                  -       (6,828,931)
Depreciation                   (9,903,163)     (4,011,470)      (812,406)                  -      (14,727,039)
Amortization                     (956,810)       (196,368)      (208,593)           (276,693)      (1,638,464)
Income tax expense             (1,463,667)       (657,693)       229,565             544,212       (1,347,581)
Earnings (loss) from
equity-method                   1,628,362         689,110     (6,810,408)            (45,818)      (4,538,754)
Net Income                      5,556,118       3,915,158     (4,232,402)          1,187,646        6,426,520
Total Assets                  198,876,855     122,381,264     99,834,108          16,853,276      437,945,503
Capital Expenditures           19,763,094       4,829,510      1,050,997                   -       25,643,601

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(g)      Geographic information:

       Although all of the Company's operations are located in Chile, export revenues, primarily from customers in the United Kingdom, the United States and Canada, totaled ThCh$29,384,627, ThCh$31,695,353 and ThCh$39,841,325 for the years ended December 31, 2001, 2002 and 2003, respectively.

(h) Supplementary information on marketable securities:

Supplementary information on available for sale marketable securities is as follows:

                                                                    As of December 31, 2002
                                                      -----------------------------------------------------
                                                        Carrying value     Unrealized      Market value
                                                                          Holding Gains
                                                            ThCh$             ThCh$            ThCh$
Bonds                                                         55,053,309                -       55,053,309
Equity securities and mutual funds                            13,084,516        2,011,276       15,095,792
                                                      -----------------------------------------------------
Total                                                         68,137,825        2,011,276       70,149,101
                                                      =====================================================


                                                       Within one year   After one year  After five years
The contracted maturities of these securities are as                     But within five   but within 10
follows:                                                                      years            years
                                                      -----------------------------------------------------
                                                            ThCh$             ThCh$            ThCh$
Government securities                                         55,053,309                -                -
Equity securities and mutual funds                            15,095,792                -                -
                                                      -----------------------------------------------------
Total                                                         70,149,101                -                -
                                                      =====================================================


                                                                  As of December 31, 2003
                                                      -----------------------------------------------------
                                                        Carrying value     Unrealized      Market value
                                                                          Holding Gains
                                                            ThCh$             ThCh$            ThCh$
Bonds                                                         47,852,283                -       47,852,283
Equity securities and mutual funds                            11,762,690        1,891,521       13,654,211
                                                      -----------------------------------------------------
Total                                                         59,614,973        1,891,521       61,506,494
                                                      =====================================================


                                                       Within one year   After one year  After five years
The contracted maturities of these securities are as                     But within five   but within 10
follows:                                                                      years            years
                                                      -----------------------------------------------------
                                                            ThCh$             ThCh$            ThCh$


Bonds                                                         47,852,283                -                -

Equity securities and mutual funds                            13,654,211                -                -
                                                      ----------------------------------------------------

Total                                                         61,506,494                -                -
                                                      =====================================================




Equity stock investments and mutual fund investments do not have a fixed maturity date, but are anticipated to be sold within one year.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(h)      Supplementary information on marketable securities, continued:

Supplementary information on held-to-maturity marketable securities is as follows:

                                                            As of December 31, 2002
                                                     -----------------------------------------------------
                                                      Carrying value        Unrealized       Market value
                                                                          Holding Gains
                                                              ThCh$          ThCh$              ThCh$
Bonds                                                      10,139,303        354,848         10,494,151
                                                     -----------------------------------------------------
Total                                                      10,139,303        354,848         10,494,151
                                                     =====================================================



                                                       Within one year    After one year     After five years
The contracted maturities of these securities are as                      But within five     but within 10
follows:                                                                       years            years
                                                      -----------------------------------------------------

                                                            ThCh$             ThCh$            ThCh$
Bonds                                                             -         10,494,151                -
                                                      -----------------------------------------------------
Total                                                             -         10,494,151                -
                                                      =====================================================



                                                                    As of December 31, 2003
                                                      -----------------------------------------------------
                                                        Carrying value     Unrealized      Market value
                                                                          Holding Loss
                                                            ThCh$             ThCh$            ThCh$

Bonds                                                        8,188,309           413,865        8,602,174
                                                      -----------------------------------------------------
Total                                                        8,188,309           413,865        8,602,174
                                                      =====================================================



                                                       Within one year   After one year  After five years
The contracted maturities of these securities are as                     But within five   but within 10
follows:                                                                      years            years
                                                      -----------------------------------------------------
                                                            ThCh$             ThCh$            ThCh$
Bonds                                                            -            8,602,174                -
                                                      -----------------------------------------------------
Total                                                            -            8,602,174                -
                                                      =====================================================


(i)  Other disclosures:

     The Company has accounted for its liability for severance indemnities as disclosed in Notes 2(h) and 21. Except for severance indemnities, the Company does not provide any post-employment or post-retirement benefits to its employees and accordingly, there is no need to record any additional obligations in accordance with either SFAS No. 106 "Employers' Accounting for Post-retirement Benefits other than Pensions" or SFAS No. 112 "Employers' Accounting for Post-employment Benefits" or SFAS No. 132 "Employers' Disclosure About Pensions and Other Postretirement Benefits".

     The Company had advertising expenses of ThCh$3,173,637, ThCh$2,753,152 and ThCh$4,126,224 for the years ended December 31, 2001, 2002 and 2003. There were no significant lease obligations or rental expenses for the years ended December 31, 2001, 2002 and 2003.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(i)  Other disclosures, continued:

     Reliance on Significant Customers:

     The Company sells glass to three unrelated companies that have from time to time accounted for more than 10% of the Company's glass segment sales over the last three years. Sales to these companies accounted for 35.9% (15.0%, 11.4% and 9.5%), 37.83% (16.7%, 11.6% and 9.5%) and 40.46%
     (18.7%, 12.1% and 9.7%) of the Company's total net sales for the years ended December 31, 2001, 2002 and 2003 of the company's glass segment sales, respectively.

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

                                                                     Percentage of accounts receivable
                     Sector                                                        2003
                                                                                   ----
                     Glass Container
                         Liquor                                                   4.16%
                         Beer                                                     5.22%
                         Soft Drink                                               6.23%
                         Wine                                                    29.86%
                         Other Glass Container                                    1.41%        46.88%
                                                                           -------------
                     TV Advertisement                                                          12.99%
                     Wine                                                                      40.13%
                                                                                         -------------
                     Total                                                                    100.00%
                                                                                         =============


         The Company's debtors are all dependent on the Chilean economy, and significant proportions of these debtors operate in the beverage industry. As a result, the Company could be vulnerable to a downturn in economic activity in Chile. However, the Company so far does not have any experience of credit losses due to non-payment by major customers. Additionally, the credit risk that the Company has faced from creditors has been reduced as a result of the Company's position in the market for the production of glass bottles. In the event of failure by the Company's counterparties, the Company would be exposed to a loss equivalent to the amount shown in the balance sheet.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

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

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(k) Disclosure regarding the fair value of financial instruments, continued:

                                                                2002                                   2003
                                                  Carrying Value   Estimated Fair Value  Carrying Value    Estimated Fair
                                                                                                                Value
         Assets                                       ThCh$              ThCh$                ThCh$             ThCh$
         Cash                                            2,450,019         2,450,019            3,513,737         3,513,737
         Time deposits                                  13,112,270        13,112,270            4,265,706         4,265,706
         Marketable securities                          70,149,101        70,149,101           61,506,494        61,506,494
         Other instruments                              15,561,567        15,561,567           12,755,237        12,755,237
         Current accounts receivable                    43,933,653        43,933,653           46,167,274        46,167,274
         Long-term receivables                             198,351           198,351              210,268           210,268
         Long-term other instruments                    16,907,513        17,262,361           13,298,636        13,712,501
         Forward contracts                               2,469,835         2,469,835            1,700,502         1,700,502
         Liabilities
         Accounts payable                               13,413,389        13,413,389           11,233,939        11,233,939
         Long-term bank liabilities                     49,126,856        49,126,856           37,217,343        37,217,343
         Bonds payable                                  91,597,561        91,597,561           91,430,288        92,894,025
         Miscellaneous creditors                         4,946,074         4,946,074            1,929,292         1,929,292
         Forward contracts                               1,393,590         1,393,590            4,067,331         4,067,331


     The carrying amounts above are presented in accordance with U.S. GAAP.

(l)  Restrictions on payment of dividends:

     As of December 31, 2003, the Company had undistributed earnings of ThCh$3,724,559 in companies accounted for by the equity method, included as a part of consolidated retained earnings.

     Dividends received from such entities were ThCh$454,504, ThCh$237,759 and ThCh$215,661 for the years ended December 31, 2001, 2002 and 2003, respectively.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(m)  Recent accounting pronouncements:

     In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). This standard requires that under U.S. GAAP obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The effective date of application of SFAS No. 143 is January 1, 2003. The implementation of SFAS No. 143 had no material impact on the results of operations or financial position of the Company.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities-an interpretation of ARB 51," to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities, including special purpose entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 to variable interest entities created after January 31, 2003. The Company did not create any variable interest entities after January 31, 2003 and is in the process of assessing the impact of the Interpretation in relation to business relationships created before January 31, 2003. The effective date of Interpretation No. 46 is January 1, 2004 for variable interest entities created before January 31, 2003. The Company does not expect the implementation of the Interpretation to have a material impact on the Company's results of operation or financial position.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). The Interpretation significantly changed practice in the accounting for, and disclosure of, guarantees. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. Guarantees meeting the characteristics described in the Interpretation, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, "Accounting for Contingencies". The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The implementation of FIN 45 had no material impact on the results of operations or financial position of the Company.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(n)  Goodwill

     As discussed in paragraph (l), section (ii), the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142, effective January 1, 2002 and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company's reporting units are at the operating subsidiary level. This methodology differs from the Company's previous policy, as provided under accounting standards existing at that time of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill was recoverable. During 2002 and 2003, the Company did not recognize an impairment charge to reduce the carrying value of goodwill.

     In calculating the fair value of reporting units, the Company used a discounted cash flow approach, stock valuations and recent comparable transactions in the market. Prior to performing the review for impairment, SFAS 142 required that all goodwill deemed to be related to the entity as a whole be assigned to all of the Company's reporting units, including the reporting units of the acquirer.

     A summary of the changes in the Company's goodwill under U.S. GAAP during the year ended December 31, 2002 and 2003, by reporting unit is as follows:

                                   Goodwill
         -----------------------------------------------------------------------------------------------------------------------
                                                                    Cumulative
                                                                     Effect of                      Cumulative
                                          January 1,                Accounting                      Translation    December 31,
                     Company                 2002     Acquisitions    Change       Impairment       Adjustment        2002
         -----------------------------------------------------------------------------------------------------------------------
                                            ThCh$         ThCh$        ThCh$          ThCh$            ThCh$          ThCh$
         Rayen Cura S.A.(1)               5,825,649             -         -              -              340,917      6,166,566
         S.A. Vina Santa Rita             1,028,248             -         -              -             -             1,028,248
         Vina Los Vascos S.A.               598,703             -         -              -             -               598,703
         Zig-Zag S.A.                       122,131             -         -              -             -               122,131
         Red Televisiva Megavision S.A.     200,656       412,467         -              -             -               613,123
         ----------------------------------------------------------------------------------------------------------------------
         Total                            7,775,387       412,467         -              -               340,917     8,528,771
         ======================================================================================================================

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(n)      Goodwill, continued

                                   Goodwill
         ------------------------ ------------- -------------- -------------- ------------- -------------- ------------
                                                                Cumulative
                                                                 Effect of                   Cumulative
                                   January 1,                   Accounting                   Translation    December
                 Company              2003      Acquisitions      Change       Impairment    Adjustment     31, 2003
         ------------------------ ------------- -------------- -------------- ------------- -------------- ------------

                                     ThCh$          ThCh$          ThCh$         ThCh$          ThCh$         ThCh$
         Rayen Cura S.A.(1)          6,166,566        -              -             -         (1,154,182)     5,012,384
         S.A. Vina Santa Rita        1,028,248        -              -             -              -          1,028,248
         Vina Los Vascos S.A.          598,703        -              -             -              -            598,703
         Zig-Zag S.A.                  122,131        -              -             -              -            122,131
         Red Televisiva                613,123        -              -             -              -            613,123
         Megavision S.A.
         ------------------------ ------------- -------------- -------------- ------------- -------------- ------------
         Total                       8,528,771        -              -             -         (1,154,182)     7,374,589
         ======================== ============= ============== ============== ============= ============== ============

          (1) In thousands of constant Chilean pesos as of December 31, 2003, using exchange rate of Ch$ 593.80 per US$ .

          Metropolis Intercom S.A.'s unrealized gain has not been included in this rollforward as these amounts do not represent goodwill.

          The Company's intangible assets were ThCh$11,775,270 and ThCh$11,802,431 and related accumulated amortization were ThCh$3,950,914 and ThCh$4,256,746 as of December 31, 2002 and 2003,
          respectively, in accordance with U.S. GAAP. All of the Company's intangible assets are subject to amortization, since they relate to finite contracts or concessions, however there is a difference in the amortization methodology between Chilean and U.S. GAAP, Chilean GAAP permits recording depreciation on a decelerated basis and while under U.S. GAAP intangibles are amortized on a straight-line basis over their expected useful life. Intangible amortization is expected to be approximately ThCh$305,832 over each of the next five years, not taking inflation or future purchases into account.

                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(o)      Summarized information in accordance with U.S. GAAP

         In addition to differences in measurement methods between Chile GAAP and U.S. GAAP, certain reclassifications are required to be made in order to prepare information in accordance with U.S. GAAP. These reclassifications would be made to the line items of the Chilean GAAP income statement to show the same presentation as would be required under a U.S. GAAP format. Amounts that are included in non-operating income and expenses would be included as operating income under U.S. GAAP. These reclassifications exclude consolidation of development stage companies during 2001, the effect of which is immaterial.

         The condensed consolidated statements of income under U.S. GAAP, classified in accordance with U.S. GAAP are presented as follows:

                                                                         2001               2002              2003
                                                                  ---------------------------------------------------------
                                                                         ThCh$             ThCh$              ThCh$


         Sales                                                           147,648,547       162,667,833       169,941,105
         Cost of sales                                                   (93,175,486)      (96,648,327)      (105,607,656)
                                                                  ---------------------------------------------------------
         Gross margin                                                     54,473,061        66,019,506         64,333,449
         Selling and administrative expenses                             (15,627,514)      (26,232,938)       (24,195,912)
                                                                  ---------------------------------------------------------
         Operating income                                                 38,845,547        39,786,568         40,137,537
         Non-operating income (loss)                                     (15,352,417)      (10,091,846)       (31,288,361)
                                                                  ---------------------------------------------------------
         Net income before income taxes and minority interest
                                                                          23,493,130        29,694,722          8,849,176
         Income taxes                                                     (4,840,411)       (7,011,428)        (1,747,939)
                                                                  ---------------------------------------------------------
         Income before minority interest
                                                                           18,652,719        22,683,294          7,101,237
         Minority interest                                                (3,450,353)       (4,803,983)         (1,830,169)
                                                                  ---------------------------------------------------------
         Net income                                                       15,202,366        17,879,311          5,271,068
                                                                  =========================================================


                 CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued
                     (Translation of financial statements
                  originally issued in Spanish - See Note 2)
                 (Restated for general price-level changes and
               expressed in thousands of constant Chilean pesos
                as of December 31, 2003, except as indicated)
                            -----------------------

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, continued:

(o)      Summarized information in accordance with US GAAP, continued:

         Certain reclassifications would be made to the line items of the Chilean GAAP balance sheet to show the same presentation as would be required under a U.S. GAAP format. Amounts payable or receivable under forward contacts would only be stated net if there was a right of offset, bond discount presented as Other Assets in Chilean GAAP would be reclassified as long-term liabilities against bonds payable.

         The summarized consolidated balance sheets under U.S. GAAP, classified in accordance with U.S. GAAP are presented as follows:



                                                                         2001               2002              2003
                                                                  ---------------------------------------------------------
                                                                         ThCh$             ThCh$              ThCh$


         Total current assets                                             121,435,516       177,964,582        165,774,275
         Property, plant and equipment                                    219,255,103       222,320,911        239,372,848
         Accumulated depreciation of property, plant and equipment       (76,829,482)      (85,591,189)       (95,718,243)
                                                                  ---------------------------------------------------------
         Property, plant and equipment, net                                                                    143,654,605
                                                                          142,425,621       136,729,722
         Goodwill                                                           9,139,480         9,931,488          8,726,420
         Accumulated amortization of goodwill                             (1,364,093)       (1,402,717)        (1,351,831)
                                                                  ---------------------------------------------------------
         Goodwill, net
                                                                            7,775,387         8,528,771          7,374,589
         Other assets                                                     143,570,778       141,664,042        129,519,455
                                                                  ----------------------------------------------------------
         Total assets
                                                                          415,207,302       464,887,117        446,322,924
                                                                  =========================================================


         Current liabilities                                               53,994,752        45,730,556         43,534,389
         Long-term liabilities                                             96,290,184       142,646,8761        31,395,692
         Minority interest                                                 36,411,806        37,519,635         38,070,643
         Shareholder's equity                                             228,510,560       238,990,050        233,322,200
                                                                  ----------------------------------------------------------
         Total liabilities and shareholder's equity                       415,207,302        464,887,117       446,322,924
                                                                  =========================================================



38. CONSOLIDATED FINANCIAL STATEMENTS OF CORDILLERA COMUNICACIONES HOLDING LIMITADA AND SUBSIDIARIES

     In accordance with Chilean GAAP, as of December 31, 2003, the Company included its equity method investment in Cordillera Comunicaciones Holding Limitada and subsidiaries ("Cordillera") (See Note 10) in the balance sheet account "Investments in related companies" and its participation in earnings for the years ended December 31, 2001, 2002 and 2003 in the income statement account "Equity participation in net income
     (loss) of related companies". For purposes of complying with the requirements of Form 20-F, the Company is required to present separately, the Chilean GAAP audited financial statements with a reconciliation to U.S. GAAP of Cordillera as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003, as Cordillera met the definition of a significant subsidiary under Rule 1-02 (w) of Regulation S-X as of December 31, 2003.

                Cordillera Comunicaciones Holding Limitada and
                                 Subsidiaries
                                 ------------













                    Consolidated Financial Statements as of
                 December 31, 2002 and 2003 and for the years
             ended December 31, 2001, 2002 and 2003 together with
                      the Report of Independent Auditors

Cordillera Comunicaciones Holding Limitada and Subsidiaries
------------


                  Index to Consolidated Financial Statements

                                                                          Pages


Report of Independent Auditors:
  Audit Report of Ernst & Young - 2002 and 2003                             3
  Audit Report of Langton Clarke - 2001                                     4

Consolidated Financial Statements:
 Consolidated Balance Sheets as of December 31, 2002 and 2003               5
 Consolidated Statements of Income for the three years ended
 December 31, 2001, 2002 and 2003                                           7
 Consolidated Statements of Cash Flows for the three years ended
 December 31, 2001, 2002 and 2003                                           8
 Notes to the Consolidated Financial Statements                            10



Ch$      - Chilean pesos
ThCh$    - Thousands of Chilean pesos
US$      - United States Dollars
ThUS$    - Thousands of United States Dollars
UF       - Unidad de Fomento "UF" is a daily-indexed peso-denominated accounting unit. The UF rate is set daily in advance based on the change in the Chilean Consumer Price Index of the previous month.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Cordillera Comunicaciones Holding Limitada:

We have audited the accompanying consolidated balance sheets of Cordillera Comunicaciones Holding Limitada and subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of income and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended were audited by Langton Clarke, a member of Andersen Worldwide, who issued an unqualified opinion in their report dated February 28, 2002, except for Notes 2(a), 2(c) and 27 for which the date was May 29, 2002. Andersen Worldwide has ceased operating as a member of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cordillera Comunicaciones Holding Limitada and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 28 to the consolidated financial statements).





ERNST & YOUNG LTDA.                                        [OBJECT OMITTED]
Santiago, Chile February 27, 2004

This is a copy of a previously issued Arthur Andersen - Langton Clarke report. Arthur Andersen - Langton Clarke has not reissued the report, nor has Arthur Andersen - Langton Clarke consented to the inclusion of the report.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Cordillera Comunicaciones Holding Limitada:

We have audited the accompanying consolidated balance sheets of Cordillera Comunicaciones Holding Limitada (the "Company") and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2001, all expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cordillera Comunicaciones Holding Limitada and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Chile.

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

LANGTON CLARKE
Santiago, Chile February 28, 2002,
(except for Notes 2(a), 2(c) and 27 for which the date is May 29, 2002)

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                          Consolidated Balance Sheets
                        for the years ended December 31
       (Translation of financial statements originally issued in Spanish
                                 - see Note 2)
     (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


                                                                                               As of December 31,
                                                                              -----------------------------------------------
                                                                                    2002              2003          2003
ASSETS                                                                              ThCh$            ThCh$         ThUS$
                                                                                                                 Note 2(e)
CURRENT ASSETS
Cash                                                                               404,286           205,388         346
Time deposits (Note 5)                                                           4,936,648           805,179       1,356
Marketable securities (Note 6)                                                     812,430                 -           -
Trade receivables, net of allowance for doubtful accounts
   of ThCh$5,053,701 and ThCh$6,144,894, respectively (Note 7)                   3,739,641         2,517,565       4,241
Notes receivable                                                                   173,283            90,392         152
Miscellaneous receivables (Note 8)                                               1,606,489         2,608,708       4,393
Notes and accounts receivable from related companies (Note 11)                     333,637           226,838         382
Income taxes recoverable, net (Note 24)                                             84,792            74,765         125
Prepaid expenses (Note 9)                                                          858,029           964,731       1,624
Deferred income taxes (Note 24)                                                    623,696         1,184,628       1,995
Other current assets, net (Note 10)                                              7,823,123         5,962,072      10,041
                                                                                ----------------------------------------
Total current assets                                                            21,396,054        14,640,266      24,655
                                                                                ----------------------------------------

PROPERTY, PLANT AND EQUIPMENT (Note 12)
Land                                                                               487,823           487,823         822
Buildings and other infrastructure                                             110,427,653       115,577,177     194,640
Machinery and equipment                                                          9,939,220        11,750,324      19,788
Furniture and equipment                                                          3,762,055         4,026,282       6,776
Other property, plant and equipment                                             14,197,851        14,724,167      24,797
Less: accumulated depreciation                                                 (24,872,679)      (33,840,639)    (56,986)
                                                                               -----------------------------------------
Property, plant and equipment, net                                             113,941,923       112,725,134     189,837
                                                                               -----------------------------------------

OTHER ASSETS
Investment in other companies (Note 14)                                            259,854           227,817         384
Goodwill, net (Note 15)                                                         65,016,645        60,829,024     102,440
Intangibles, net                                                                 1,043,521         1,669,947       2,812
Deferred income taxes (Note 24)                                                  3,578,867         5,019,018       8,452
Other assets (Note 13)                                                          12,030,032        11,302,855      19,035
                                                                               -----------------------------------------
Total other assets                                                              81,928,919        79,048,661     133,123
                                                                               -----------------------------------------

TOTAL ASSETS                                                                   217,266,896       206,414,061     347,615
                                                                               =========================================

The accompanying notes are an integral part of these consolidated financial statements.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                          Consolidated Balance Sheets
                        for the years ended December 31
       (Translation of financial statements originally issued in Spanish
                                 - see Note 2)
     (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)



                                                                                               As of December 31,
                                                                              -----------------------------------------------
                                                                                    2002               2003           2003
LIABILITIES AND SHAREHOLDERS' EQUITY                                                ThCh$             ThCh$          ThUS$
                                                                                                                   Note 2(e)
CURRENT LIABILITIES
Banks and financial institutions, short-term (Note 16)                               16,770                 -             -
Banks and financial institutions, current portion (Note 16)                          42,587         7,445,646        12,539
Accounts payable (Note 17)                                                       12,508,111         9,032,587        15,211
Notes payable (Note 18)                                                             207,635            11,837            20
Miscellaneous payables (Note 19)                                                    311,309         1,016,554         1,712
Notes and accounts payable to related companies (Note 11)                         1,409,380           734,659         1,237
Accrued liabilities and withholdings (Note 20)                                    1,488,049         1,265,504         2,131
Unearned revenues                                                                   828,510           719,021         1,211
Other current liabilities (Note 10)                                                       -         4,188,044         7,054
                                                                                -------------------------------------------
Total current liabilities                                                        16,812,351        24,413,852        41,115
                                                                                -------------------------------------------

LONG-TERM LIABILITIES
Banks and financial institutions, non-current portion (Note 16)                  36,867,508        29,508,724        49,695
Long-term notes payables (Note 21)                                               16,719,923        14,401,629        24,253
Other long-term liabilities (Note 22)                                               433,919         1,804,798         3,039
                                                                                -------------------------------------------
Total long-term liabilities                                                      54,021,350        45,715,151        76,987
                                                                                -------------------------------------------

Minority interest                                                                   732,047         4,030,429         6,789

Commitments and contingencies (Note 26)

SHAREHOLDERS' EQUITY (Note 23)
Paid-in capital                                                                 200,844,300       200,844,300       338,236
Price-level restatement                                                           1,807,600         1,807,600         3,044
Accumulated deficit                                                             (39,819,722)      (56,950,752)      (95,912)
Net loss                                                                        (17,131,030)      (13,446,519)      (22,644)
                                                                                -------------------------------------------
Total Shareholders' equity                                                      145,701,148       132,254,629       222,724
                                                                                -------------------------------------------

Total Liabilities and Shareholders' equity                                      217,266,896       206,414,061       347,615
                                                                                ===========================================


The accompanying notes are an integral part of these consolidated financial statements.

         Cordillera Comunicaciones Holding Limitada and Subsidiaries
                       Consolidated Statements of Income
                        for the years ended December 31
                (Translation of financial statements originally
                        issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

                                                                        For the years ended December 31,
                                                     ----------------------------------------------------------------------
                                                             2001              2002              2003           2003
                                                             ThCh$             ThCh$             ThCh$          ThUS$
OPERATING INCOME                                                                                               Note 2(e)
Operating revenue                                         47,748,180        46,742,630        44,975,680        75,742
Operating costs                                          (38,532,872)      (42,530,949)      (38,082,828)      (64,134)
                                                         -------------------------------------------------------------
Operating margin                                           9,215,308         4,211,681         6,892,852        11,608
                                                         -------------------------------------------------------------
Administrative and selling expenses                      (18,199,446)      (15,568,891)      (13,931,701)     (23,462)
                                                         -------------------------------------------------------------
Operating loss                                            (8,984,138)      (11,357,210)       (7,038,849)     (11,854)
                                                         -------------------------------------------------------------

NON-OPERATING INCOME
Financial revenue                                            147,414           363,812           212,802          358
Other non-operating income                                       221            57,154           298,755          503
Financial expenses                                        (1,695,581)       (2,372,141)       (2,642,668)      (4,450)
Other non-operating expenses                              (1,497,206)       (1,529,670)       (1,101,700)      (1,855)
Goodwill amortization (Note 15)                           (4,123,225)       (4,105,116)       (4,184,519)      (7,047)
Price-level restatement, net (Note 4)                       (633,626)         (664,246)       (1,190,856)      (2,005)
                                                         -------------------------------------------------------------
Non-operating loss                                        (7,802,003)       (8,250,207)       (8,608,186)     (14,496)
                                                         -------------------------------------------------------------
                                                         -------------------------------------------------------------
Loss before taxes and minority interest                  (16,786,141)      (19,607,417)      (15,647,035)     (26,350)
                                                         -------------------------------------------------------------
Income taxes (Note 24)                                     2,148,223         2,389,871         2,038,031        3,432
Minority interest                                             76,297            86,516           162,485          274
                                                         -------------------------------------------------------------
Net loss                                                 (14,561,621)      (17,131,030)      (13,446,519)     (22,644)
                                                         ============================================================-

The accompanying notes are an integral part of these consolidated financial statements.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                     Consolidated Statements of Cash Flows
                        for the years ended December 31
       (Translation of financial statements originally issued in Spanish
                                 - see Note 2)
     (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

                                                                             For the years ended December 31,
                                                           -------------------------------------------------------------
                                                                      2001            2002         2003          2003
CASH FLOWS FROM OPERATING ACTIVITIES                                 ThCh$           ThCh$         ThCh$         ThUS$
                                                                                                               Note 2(e)
Net loss                                                           (14,561,621)   (17,131,030)  (13,446,519)    (22,645)
Charges (credits) to income that do not represent cash
flows
   Depreciation                                                      7,258,539      8,551,082     9,509,897      16,015
   Amortization of software and other                                  328,834        313,515       437,134         736
   Residential cable TV installations amortization                   1,941,656      2,764,525     3,525,929       5,938
   (Gain) Loss in sale of fixed assets                                  (6,850)             -        31,521          53
   Deferred taxes                                                   (1,634,765)    (2,558,686)   (2,042,691)     (3,440)
   Write-offs                                                        1,053,605        659,174       283,407         477
   Allowance for doubtful accounts                                   3,670,211      3,037,732     1,197,856       2,017
   Vacation provision                                                  285,191        164,957       153,895         259
   Valuation and obsolescence provision                                      -        127,441       141,042         238
   Goodwill amortization                                             4,123,225      4,105,116     4,184,519       7,047
   Price-level restatement, net                                        633,626        664,246     1,190,856       2,005
   Accrued interest                                                    371,211        893,471       835,292       1,407
   Investment price level restatement                                   64,613        312,898      (193,581)       (326)
   Unrealized (gain) loss on forward contracts                         240,561        838,394       292,989         493
   Other                                                             1,733,455       (103,925)       (3,914)         (7)
Decrease (increase) in Assets
   Trade receivables, net                                           (4,496,466)    (3,634,684)      (10,370)        (17)
   Miscellaneous receivables                                         1,843,963       (690,461)   (1,001,945)     (1,687)
   Inventory                                                         1,065,316              -             -           -
   Accounts receivable from related parties                           (216,520)       113,352        48,310          81
   Income taxes recoverable, net                                     3,273,505        822,289        10,242          17
   Prepaid expenses                                                 (1,415,189)     1,484,999      (106,702)       (180)
   Other current assets, net                                        (1,655,167)       399,761             -           -
(Decrease) increase in Liabilities
   Accounts and notes payable                                         (603,394)    (3,830,144)   (3,671,650)     (6,183)
   Miscellaneous payables                                           (2,826,774)        (9,676)      695,361       1,171
   Accrued liabilities and withholdings                             (1,647,093)       264,121       (54,134)        (91)
   Notes and accounts payable to related parties                    (1,543,568)       796,764      (667,389)     (1,124)
   Unearned revenues                                                  (239,003)       463,421      (109,489)       (184)
   Other current liabilities                                            (1,280)             -       305,829         515
   Minority interest                                                    (3,123)       (86,516)     (162,485)       (274)
                                                                    ---------------------------------------------------
Total cash flows provided from (used in) operating
activities                                                          (2,963,302)    (1,267,864)    1,373,210       2,311
                                                                    ===================================================

The accompanying notes are an integral part of these consolidated financial statements.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                     Consolidated Statements of Cash Flows
                        for the years ended December 31
       (Translation of financial statements originally issued in Spanish
                                 - see Note 2)
     (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

                                                                            For the years ended December 31,
                                                         ---------------------------------------------------------------
                                                                    2001              2002            2003         2003
CASH FLOWS FROM FINANCING ACTIVITIES                               ThCh$             ThCh$           ThCh$        ThUS$
                                                                                                                 Note 2(e)

   Loan proceeds                                                 18,479,386        17,918,023               -         -
   Issuance of subsidiary shares                                          -                 -       4,924,603     8,294
                                                                -------------------------------------------------------
   Total cash flows from financing activities                    18,479,386        17,918,023       4,924,603     8,294
                                                                -------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Sale of property, plant and equipment                             63,905                 -         201,267       339
   Purchase of property, plant and equipment                    (12,554,796)       (3,597,399)     (8,215,178)  (13,835)
   Purchase of software and licenses                               (867,838)         (372,083)       (442,214)     (745)
   Additions to residential Cable TV installations               (3,862,933)       (4,423,291)     (3,430,911)   (5,778)
                                                                -------------------------------------------------------
   Total cash flows used in investing activities                (17,221,662)       (8,392,773)    (11,887,036)  (20,019)
                                                                -------------------------------------------------------


Total net cash flow for the year                                 (1,705,578)        8,257,386      (5,589,223)   (9,414)
                                                                                                                      -
Effect of inflation on cash and cash equivalents                    (78,202)         (434,743)       (125,618)     (210)
                                                                -------------------------------------------------------

Increase (decrease) of cash and cash equivalents during
the year                                                         (1,783,780)        7,822,643      (5,714,841)   (9,624)

Cash and cash equivalents at the beginning of the year            6,648,617         4,864,837      12,687,480    21,366
                                                                -------------------------------------------------------

Cash and cash equivalents at the end of the year                  4,864,837        12,687,480       6,972,639    11,742
                                                                =======================================================

The accompanying notes are an integral part of these consolidated financial statements.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 1.      The Company:

Cordillera Comunicaciones Holding Limitada (the "Company") was incorporated on December 31, 1994. On that date, the founders of the Company contributed 100% of the shares of cable television systems serving the communities of Santiago, Temuco, Vina del Mar, Valdivia, Puerto Montt, Puerto Varas and Los Angeles, Chile. This contribution resulted in dissolution of the underlying companies, with the Company assuming all of the assets and liabilities of the predecessor companies. Included in the assets of the predecessor companies are cash, property, plant and equipment and certain organizational costs contributed by the founders to the various companies prior to their dissolution. The acquisitions were recorded under the purchase method of accounting.


Note 2.      Significant Accounting Policies:

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

The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

The accompanying financial statements reflect the consolidated operations of Cordillera Comunicaciones Holding Limitada and subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 2.      Significant Accounting Policies, continued:

(a)  General, continued:

The Company consolidates the following subsidiares:

                                          2001           2002           2003
                                             %              %              %
Pacific Television Limitada               99.5           99.5           99.5
Metropolis Intercom S.A.                  99.5           99.5           95.1
Cordillera Comunicaciones Limitada        99.5           99.5           99.5

(b)  Periods covered

These financial statements reflect the Company's financial results of its balance sheet, its operating results and its cash flows for the years ended December 31, 2001, 2002 and 2003.


(c)  Price-level restatement:

The Company's financial statements have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the Chilean consumer price index during the years ended December 31, 2001, 2002 and 2003 at 3.1%, 3.0% and 1.0%.


(d)  Assets and liabilities denominated in foreign currency:

Balances in foreign currencies have been translated into Chilean Pesos at the Observed Exchange Rate as reported by the Central Bank of Chile as follows:


                                            As of December 31
                          ------------------------------------------------------
                                        2001             2002              2003
                          ------------------------------------------------------
                                         Ch$              Ch$               Ch$
U.S. Dollar                           654.79           718.61            593.80
Unidad de Fomento                  16,262.66        16,744.12         16,920.00


Transactions in foreign currencies are recorded at the exchange rate prevailing when the transactions occur. Foreign currency balances are translated at the exchange rate prevailing at the month end. The resulting translation gains and losses related to these balances are included in price-level restatement in the income statement for the period to which they relate.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 2. Significant Accounting Policies, continued:

(e)  Convenience translation to U.S. Dollars:

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader and have been translated at the closing exchange rate of Ch$593.80 per US$1 as of December 31, 2003. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at that exchange rate or at any other rate of exchange.


(f)  Time deposits:

This account corresponds to fixed term deposits in Chilean pesos and U.S. dollars, which are recorded at cost, plus inflation-indexation and accrued interest at year end.


(g)  Marketable securities:

This account corresponds to investments in mutual funds, which are presented at their redemption value at the end of each accounting period.


(h)  Trade receivables:

Trade receivables include sales of advertising and rendering of monthly cable television service. This balance is stated net of an allowance for uncollectible receivables. The allowance was determined by considering 100% of the receivables from subscribers who are connected to the Company's network and are over three months past due, and specifically identified debtors who have been disconnected from the Company's network or are in the process of being disconnected.


(i)  Prepaid expenses:

Program costs, movies, series and documentaries, are capitalized and charged to expense when broadcasted or are amortized over the term of the contract, whichever is greater.


(j)  Property, plant and equipment:

Property, plant and equipment are stated at their acquisition value and are price-level restated. Depreciation is computed using the straight-line method over the estimated remaining useful lives of the assets, which are as follows:


                                                               Years
                                                               -----
         Buildings and other infrastructure                   20 - 38
         Machinery and equipment                               7 - 10
         Furniture and equipment                               5 - 10
         Other                                                 5 - 7

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 2. Significant Accounting Policies, continued:

(j)  Property, plant and equipment, continued:

The Company depreciates its fibre optic external network using a progressive method based on the projected number of subscribers per product line.


(k)  Leased assets:

The Company has entered into financing lease agreements for property, plant and equipment, which include options to purchase at the end of the term of the agreement. These assets are not legally owned by the Company and cannot be freely disposed of until the purchase option is exercised. These assets are shown at the present value of the contract, determined by discounting the value of the installments and the purchase option at the interest rate established in the respective agreement.


(l)  Software:

The cost of the computer applications purchased from external vendors needed for managing the Company's business is amortized using the straight-line method over an estimated useful life of four years. For the years ended December 31, 2001, 2002 and 2003 amortization charged to income amounted to ThCh$ 328,834, ThCh$ 313,515 and ThCh$ 437,134, respectively.


(m)  Investment in other companies:

Investments in other companies are recorded at the lower of cost adjusted by price-level restatement or market value.


(n)  Goodwill:

Goodwill is calculated as the excess of the purchase price of cable television operations acquired over their net book value and is amortized on a straight-line basis over 20 years.


(o)  Other assets

Other assets primarily consist of deferred costs of Cable TV residence installations or drops, which are amortized over their remaining estimated useful life which is estimated as 5 years. For the years ended December 31, 2001, 2002 and 2003 the amount amortized was ThCh$ 1,941,656, ThCh$ 2,764,525 and ThCh$ 3,525,929, respectively.


(p)  Accrued vacation expense

In accordance with Technical Bulletin No. 47 issued by the Chilean Association of Accountants, employee vacation expenses are recorded on the accrual basis.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 2. Significant Accounting Policies, continued:

(q)  Revenue recognition and unearned revenues

Revenues from cable subscriptions are recognized during the month that the services are to be performed and revenues from advertising are recognized when the advertising is broadcast. Unearned revenues relate to advance billing on advertising contracts, which have not yet been broadcast. As of December 31, 2002 and 2003, deferred revenues were ThCh$ 828,510 and ThCh$ 719,021, respectively.


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


(s)  Financial derivatives

The Company maintains forward contracts in order to hedge the future payments related to liabilities denominated in U.S. dollars. The Company also enters into forward contracts to hedge cash flows in U.S. dollars of anticipated transactions, primarily programming contracts. Gains and losses are recorded at the closing spot exchange rate on the forward contracts, and the gains or losses related to anticipated transactions are deferred and recorded net in other current assets or liabilities, until the sale date of the contracts. Additionally, the initial discount or premium is deferred over the life of the contract and is netted with the gain or loss recorded for the contract.


(t)  Cash and cash equivalents:

Cash and cash equivalents are comprised of cash, time deposits, repurchase agreements and marketable securities with a remaining maturity of 90 days or less as of each year-end. The detail of cash and cash equivalents as of December 31, 2002 and 2003 is as follows:


                                                    2002             2003
                                                    ThCh$             ThCh$
Cash                                               404,286          205,388
Time deposits                                    4,936,648          805,179
Marketable securities                              812,430                -
Repurchase agreements                            6,534,116        5,962,072
                                           ------------------------------------
Total                                           12,687,480        6,972,639
                                           ====================================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 3. Changes in Accounting Principles

There have been no changes in accounting principles during the years ended December 31, 2002 and 2003 that would affect the comparability with previously issued financial statements.


Note 4. Price - Level Restatement, net:

The detail of price-level restatement credited (charged) to income for the year ended December 31 is as follows:


                                                           2001          2002           2003
                                                          ThCh$          ThCh$          ThCh$
Price-level restatement of:
Shareholders' equity                                   (5,360,662)    (4,766,517)   (1,449,834)
Non-monetary liabilities                                 (332,339)    (1,020,140)     (395,698)
Non-monetary assets                                     6,286,029      6,039,402     1,933,767
Currency exchange difference:
    Monetary liabilities                               (2,551,288)    (2,507,006)    4,166,177
    Monetary assets                                     1,364,206      1,555,876    (5,430,993)
Price-level restatement of income amounts                 (39,572)        34,139       (14,275)
                                                    --------------------------------------------
Price-level restatement, net                             (633,626)      (664,246)   (1,190,856)
                                                    ============================================


Note 5. Time Deposits:

Time deposits as of December 31, 2002 and 2003 are as follows:

                                                                              2002              2003
Financial Institution                                      Currency           ThCh$            ThCh$

Santander                                                     Ch$                  -          805,179
Chase Manhattan Bank                                          US$           4,936,648               -
                                                                        ------------------------------------
Total                                                                       4,936,648         805,179
                                                                        ====================================


Note 6. Marketable Securities:

Details of marketable securities as of December 31, 2002 and 2003 are as follows:


                                            Type of
Financial Institution                     investment         2002          2003
                                                             ThCh$         ThCh$

F.M. Security Check                       Mutual fund      812,430            -
                                                         ----------------------------

Total                                                      812,430            -
                                                         ============================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 7. Trade Receivables, net:

Trade receivables, net as of December 31, 2002 and 2003 are as follows:

                                                                                    2002            2003
                                                                                    ThCh$            ThCh$

Cable Services                                                                    5,899,301        6,937,808
Invoiced advertising receivable                                                   2,894,041        1,724,651

Allowance for doubtful accounts-cable services monthly services                  (4,936,714)      (6,015,082)
Allowance for doubtful accounts on advertisement                                   (116,987)        (129,812)
                                                                                 ---------------------------
Total allowance for doubtful accounts                                            (5,053,701)      (6,144,894)
                                                                                 ---------------------------
Total                                                                             3,739,641        2,517,565
                                                                                 ===========================

The movements in the allowance for doubtful accounts as of December 31, 2001, 2002 and 2003 are as follows:

                                                                 2001             2002             2003
                                                                 ThCh$            ThCh$           ThCh$
Allowance beginning                                            (2,618,627)      (2,390,793)      (5,053,701)
Additions to allowance (charged against income)                (2,369,459)      (5,004,311)      (1,681,193)
Amounts written off                                             2,597,293        2,341,403          590,000
                                                               --------------------------------------------
Total                                                          (2,390,793)      (5,053,701)      (6,144,894)
                                                               ============================================

Note 8.       Miscellaneous Receivables:

Miscellaneous receivables as of December 31, 2002 and 2003 are as follows:

                                                                                 2002          2003
                                                                                ThCh$          ThCh$
Materials receivable                                                            210,330        287,395
Suppliers advances                                                               46,785        402,453
Employee advances                                                                14,474          4,666
Receivables from Compania de Telecomunicaciones de Chile S.A.                   383,108      1,044,850
Receivables from advertising rights                                             907,462        201,620
Receivables from Comunicaciones Intercom S.A.                                    34,164              -
Network receivables                                                                   -        499,603
Other receivables                                                                10,166        168,121
                                                                              ------------------------
Total                                                                         1,606,489      2,608,708
                                                                              ========================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 9. Prepaid Expenses:

Prepaid expenses as of December 31, 2002 and 2003 are follows:

                                                                             2002             2003
                                                                             ThCh$            ThCh$
Programming rights                                                           17,633          24,267
Advertising rights                                                          126,629         176,428
Prepaid transmission poles usage rights                                       1,425         369,046
Prepaid rent                                                                205,363         207,534
Prepaid insurance                                                           175,686               -
Other                                                                       331,293         187,456
                                                                           ------------------------
Total                                                                       858,029         964,731
                                                                           ========================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 10. Other Current Assets and Liabilities:

Other current assets as of December 31, 2002 and 2003 are as follows:

                                                                                  2002              2003
                                                                                  ThCh$             ThCh$
Repurchase agreements                                                           6,534,116         5,962,072
Forward contracts                                                               1,289,007                 -
                                                                                ---------------------------
Total                                                                           7,823,123         5,962,072
                                                                                ===========================


Other current liabilities as of December 31, 2002 and 2003 are as follows:

                                                                                  2002             2003
                                                                                 ThCh$             ThCh$
Forward contracts                                                                       -         4,188,044
                                                                                ---------------------------
Total                                                                                   -         4,188,044
                                                                                ===========================


The detail of repurchase agreements held by the Company as of December 31, 2002 and 2003 are as follows:

                                                                                   2002              2003
Financial Institution                                      Currency                ThCh$            ThCh$
Credito e Inversiones                                         Ch$                 859,550         1,038,769
Santander                                                     Ch$               1,215,782           908,453
Santander                                                     Ch$               2,032,016         2,004,666
Santander                                                     Ch$                       -         1,096,954
Estado                                                        Ch$               1,213,435                 -
Estado                                                        Ch$               1,213,333                 -
Corpbanca                                                                               -           913,230
                                                                                ---------         ---------

Total                                                                           6,534,116         5,962,072
                                                                                =========         =========

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 10. Other Current Assets and Liabilities, continued:

The Company has entered into forward foreign currency contracts with notional amounts of US$ 48,000,000 and US$ 37,350,000 as of December 31, 2002 and 2003,
respectively.

Forward contracts for the year ended December 31, 2002 is detailed as follows:

                           Notional Amount
Financial Institution          ThUS$              Maturity Date         2002
                                                                        ThCh$
Security                      5,000                 2/6/2003          172,881
Bankboston                    5,000                 3/5/2003          158,071
Santiago                      4,000                 1/6/2003          140,481
Bhif                          1,000                 4/8/2003           34,530
Bhif                          6,000                 5/6/2003          210,927
Bankboston                    4,000                 4/8/2003          134,316
Santander                     1,000                 1/7/2003           30,524
Santander                     1,500                1/15/2003            -
Santander                       500                1/15/2003            -
Santander                     2,500                2/12/2003            -
Santander                       500                1/15/2003            -
Santander                     2,500                 3/6/2003           89,746
BCI                           2,000                4/10/2003          112,435
Santander                     1,500                5/15/2003           91,497
BCI                           2,500                 4/8/2003          113,599
BCI                             750                7/11/2003            -
BCI                             250                7/11/2003            -
Santander                     1,000                 9/8/2003            -
Santander                     1,000                 8/6/2003            -
BCI                             500               10/10/2003            -
Santander                       500               10/10/2003            -
BCI                             500                11/7/2003            -
Security                        200                11/7/2003            -
Security                        400               11/12/2003            -
Corpbanca                       200                11/7/2003            -
Corpbanca                       200                11/7/2003            -
BCI                             500                12/7/2003            -
Security                        500               12/15/2003            -
Security                        500               12/17/2003            -
Corpbanca                     1,500                6/18/2003            -
                            -------                              ------------
Total                        48,000                               1,289,007
                            =======                              ============

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 10. Other Current Assets and Liabilities, continued:

Forward contracts for the year ended December 31, 2003 is detailed as follows:

                                          Notional Amount                           2003
Financial Institution                         ThUS$          Maturity Date          ThCh$
BCI                                            250           01/06/2004           (32,862)
Security                                     1,000           01/02/2004          (136,536)
Security                                       500           01/02/2004           (67,025)
Security                                       500           01/02/2004           (66,677)
Security                                     1,000           01/05/2004          (128,903)
Security                                       250           01/05/2004           (33,015)
Security                                       250           01/06/2004           (33,108)
Security                                       250           01/06/2004           (32,440)
Corpbanca                                      500           01/06/2004           (64,786)
Corpbanca                                      250           01/06/2004           (33,082)
Corpbanca                                      250           01/06/2004           (32,800)
BCI                                            500           01/30/2004           (76,241)
Security                                       500           02/04/2004           (81,850)
Security                                       500           02/04/2004           (80,044)
Security                                       500           02/04/2004           (81,412)
Security                                       500           02/04/2004           (81,367)
Security                                       500           02/04/2004           (81,231)
Security                                       500           02/04/2004           (81,457)
Security                                       500           02/04/2004           (81,141)
Security                                     1,000           01/30/2004          (164,759)
Security                                       500           02/27/2004           (84,603)
Corpbanca                                      500           02/04/2004           (80,908)
Corpbanca                                      500           02/04/2004           (80,275)
Corpbanca                                      500           02/04/2004           (82,015)
BCI                                            500           03/02/2004           (85,074)
BCI                                            500           03/02/2004           (85,531)
BCI                                            500           03/02/2004           (85,157)
BCI                                            250           03/02/2004           (42,724)
Security                                       500           03/02/2004           (84,605)
Security                                       500           03/30/2004                 -
Security                                       500           02/27/2004           (76,400)
Security                                       500           03/30/2004                 -
BCI                                            550           04/05/2004           (74,776)
BCI                                            500           04/05/2004           (67,868)
BCI                                            500           04/05/2004           (67,831)
BCI                                            250           02/27/2004           (34,496)
BCI                                            250           02/27/2004           (34,229)
BCI                                            500           02/27/2004           (68,991)
BCI                                          1,000           03/30/2004          (136,894)
BCI                                          1,000           03/30/2004          (136,146)
BCI                                            500           03/30/2004           (67,961)
                                                                               ----------
Subtotal                                                                       (2,947,220)
                                                                               ==========

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 10. Other Current Assets and Liabilities, continued:

Forward contracts for the year ended December 31, 2003 is detailed as follows, continued:


                                          Notional Amount                        2003
Financial Institution                         ThUS$          Maturity Date       ThCh$

Subtotal                                                                     (2,947,220)
                                                                              ----------

BCI                                             500          03/30/2004         (68,372)
Security                                        600          04/01/2004         (83,975)
Security                                      2,500          04/06/2004        (342,772)
Security                                        750          04/30/2004               -
Security                                        750          04/30/2004               -
Corpbanca                                       450          04/05/2004         (61,164)
Security                                      3,000          05/03/2004        (345,446)
Security                                      1,000          05/03/2004        (117,525)
Security                                        500          05/03/2004         (58,763)
Security                                        500          05/31/2004         (58,656)
Security                                      1,000          05/31/2004        (115,213)
Corpbanca                                       750          05/31/2004               -
Estado                                          750          05/31/2004               -
Estado                                          750          06/30/2004               -
Estado                                          300          06/30/2004               -
Estado                                          200          06/30/2004               -
Estado                                          250          06/30/2004               -
Estado                                          500          07/30/2004               -
Estado                                          500          06/30/2004               -
Estado                                          500          08/31/2004               -
Estado                                          500          08/31/2004               -
Estado                                          500          01/30/2004           1,455
Estado                                        1,500          02/27/2004           4,024
Estado                                        1,000          01/30/2004           5,583
                                                                              ---------
Total                                        40,350                          (4,188,044)
                                                                              =========


Deferred gains or (losses) on forward contracts that hedge cash flows in U.S. dollars for anticipated transactions amounted to ThCh$ 206,708, (ThCh$ 147,363) and ThCh$ 926,592 for the years ended December 31, 2001, 2002 and 2003 respectively.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 11. Balances and Transactions with Related Companies:

a) Balances with related companies as at December 31, 2002 and 2003 are as follows:

                                                                         2002            2003
                                                                         ThCh$           ThCh$
Short term accounts receivable:

Red Televisiva Megavision S.A.                                          50,890           1,214
Ediciones Financieras S.A.                                               1,772               -
Crown Media                                                             87,996          25,350
Vina Santa Rita                                                          5,283          14,436
Bresnan Communications de Chile S.A.                                   187,696         185,838
                                                                     -------------------------
Total Short-term accounts receivable                                   333,637         226,838
                                                                     =========================


Short term accounts payable:

Bresnan Communications Company Limited partnership                     206,360         168,831
Vina Santa Rita                                                         50,924          24,052
Red Televisiva Megavision S.A.                                         136,765          63,189
Pramer                                                                 106,637          29,690
Discovery                                                              727,615         347,375
DMX                                                                      4,896           8,533
Crown Media                                                            141,530          68,287
Ediciones Financieras S.A.                                              21,642               -
USA Network                                                                  -          24,702
Hendaya S.A.                                                            13,011               -
                                                                     -------------------------
Total                                                                1,409,380         734,659
                                                                     =========================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 11. Balances and Transactions with Related Companies, continued:

b) Transaction with related companies during the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                                  2001                       2002                    2003
                                                                  ThCh$                     ThCh$                    ThCh$
                                                       -----------------------------------------------------------------------------
                                                                         Effect on                  Effect on             Effect on
                                                                           Loss                       Loss                  Loss
                                  Transaction                            (Charge)/                  (Charge)/             (Charge)/
            Company               description                  Amount     credit        Amount       credit     Amount      credit
-----------------------------------------------------------------------------------------------------------------------------------
S.A. Vina Santa Rita            Advertising                   140,006      127,456      15,461        15,461     19,258      19,258
Red Televista Megavision S.A.   Advertising                     7,084            -     322,762       322,762    204,555    (201,545)
Red Televista Megavision S.A    Payment on behalf of third          -            -           -             -        984           -
                                party
Ediciones Financieras           Invoicing of services               -            -           -             -     63,295      63,295
Ediciones Financieras           Advertising                   107,267       57,026      41,316        48,491     81,248     (81,248)
Pramer                          Programming                   314,388     (314,388)    243,335      (243,335)    82,427      82,427
Discovery                       Programming                         -            -   1,663,489     1,663,489  1,454,032  (1,454,032)
DMX                             Service                             -            -      10,879        10,879     43,302      43,302
Crown Media                     Service                       312,527     (312,527)    209,772      (310,772)   206,068     206,068
Turner                          Programming                 1,821,641   (1,821,641)          -             -          -           -
HBO                             Programming                 5,947,942   (5,947,942)          -             -          -           -

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 12. Property, Plant and Equipment:

Property, Plant and Equipment as of December 31, 2002 and 2003 are as follows:

                                                                 2002                 2003
                                                                 ThCh$                ThCh$
Land                                                             487,823               487,823

Buildings and other infrastructure
Buildings                                                        126,177               126,177
External networks                                            109,010,675           112,210,760
Head end installations                                         1,290,801             1,572,197
Equipment hub                                                          -             1,668,043
                                                         ----------------    ------------------
Total                                                        110,427,653           115,577,177

Machinery and equipment                                        9,939,220            11,750,324
                                                         ----------------    ------------------

Furniture and equipment                                        3,762,055             4,026,282
                                                         ----------------    ------------------

Other property, plant and equipment
Vehicles                                                         866,636               634,439
Tools and instruments                                            121,836               152,576
Fixed assets in transit                                            4,320                58,378
Leased office installations                                      745,443             1,195,172
Cable TV materials                                             2,553,060             4,151,714
Works in progress                                                955,710             1,428,980
Decoding equipment                                             8,617,691             6,769,753
Leased assets                                                    333,155               333,155
                                                         ----------------    ------------------
Total                                                         14,197,851            14,724,167

Total assets                                                 138,814,602           146,565,773

Accumulated depreciation                                    (24,872,679)          (33,840,639)
                                                         ----------------    ------------------

Total property, plant and equipment, net                     113,941,923           112,725,134
                                                         ================    ==================

Depreciation:

Depreciation expense for the years ended December 31, 2001, 2002 and 2003 amounted to ThCh$ 7,258,539, ThCh$ 8,551,082 and ThCh$ 9,509,897,
respectively.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 13. Other Assets:

Other assets as of December 31, 2002 and 2003 are as follows:

                                                                                  2002                2003
                                                                                  ThCh$               ThCh$
Long-term broadcast rights                                                          1,485                   -
Rental guarantees                                                                  83,990             115,286
Residential cable TV installations                                             16,462,261          19,893,172
Accumulated amortization of residential cable TV installations                 (6,064,699)         (9,590,628)
Projects in development                                                           589,800                   -
Rent of hubs, external net                                                        370,523             412,467
Administrative projects-in-progress                                                68,157              33,987
Other assets                                                                      518,515             438,571
                                                                          ----------------     ---------------
Total                                                                          12,030,032          11,302,855
                                                                          ================     ===============


Note 14. Investment in Other Companies:

Investments in other companies as of December 31, 2002 and 2003 are as follows:

                                                        Participation            2002               2003
                                                                                ThCh$              ThCh$

Bazuca.Com Chile S.A.                                      1.615%               187,268            153,211
Internet Holding S.A.                                      1.519%               276,640            276,644
Valuation allowance                                                            (204,054)          (202,038)
                                                                           -----------------  -----------------
Total                                                                           259,854            227,817
                                                                           =================  =================


Note 15. Goodwill, net:

                                                                                 2002               2003
                                                                                ThCh$              ThCh$
Metropolis Intercom S.A.                                                        96,850,167         96,850,167
Other                                                                            5,052,078          5,052,078
Accumulated amortization                                                       (36,885,600)       (41,073,221)
                                                                          ------------------ ------------------
Goodwill, net                                                                   65,016,645         60,829,024
                                                                          ================== ==================


Goodwill amortization for the years ended December 31, 2001, 2002 and 2003 amounted to ThCh$ 4,123,225, ThCh$ 4,105,116 and ThCh$ 4,184,519,
respectively.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 16. Banks and Financial Institutions Liabilities:

Short-term and long-term obligations with banks and financial institutions as of December 31, 2002 and 2003 are as follows:

                                          U.S. Dollars                    UF                          TOTAL
                                        2002       2003          2002            2003            2002        2003
                                        ThCh$      ThCh$         ThCh$          ThCh$            ThCh$       ThCh$
                                  ---------------------------------------------------------------------------------

Short-term
Credito e Inversiones                  16,770     -             -              -                16,770      -
                                  ---------------------------------------------------------------------------------
Total                                  16,770     -             -              -                16,770      -
                                  =================================================================================
Principal Owed                         16,770     -             -              -                16,770      -


Current portion of long-term
Santander-Santiago                     -          -               15,311       3,002,586        15,311    3,002,586
Credito e Inversiones                  -          -                7,924       1,434,700         7,924    1,434,700
Estado de Chile                        -          -                7,539       1,503,966         7,539    1,503,966
Corpbanca                              -          -               11,813       1,504,394        11,813    1,504,394
                                  ---------------------------------------------------------------------------------
Total                                  -          -               42,587       7,445,646        42,587    7,445,646
                                  =================================================================================

The weighted-average annual interest rate on short-term borrowing was 5.67% as of December 31, 2003.

----------------------------------------------------------------------
                                                    Total
----------------------------------------------------------------------
     Bank or Financial        Currency      2002           2003
        Institution
 Long-term                                  ThCh$         ThCh$
----------------------------------------------------------------------
Banco Santander                  UF        14,879,017      11,909,153
Banco Credito e inversiones      UF         7,101,244       5,683,830
Banco Corpbanca                  UF         7,443,633       5,957,877
Banco Estado                     UF         7,443,614       5,957,864
                                        --------------     -----------

 Total                                     36,867,508      29,508,724
                                        ==============     ===========

The weighted-average annual interest rate on long-term borrowing was 5.66% as of December 31, 2003.

On July 8, 2001, the Company entered into a syndicated loan agreement led by Banco Santander of up to UF 2,823,800 with variable interest rates based on the current 180 day Chilean Active Banking Rate (TAB) plus 1.4%, interest due semi-annually, with principal payment beginning June 15, 2004 and maturing in December 15, 2008.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 16. Banks and Financial Institutions Liabilities, continued:

Scheduled maturities of long-term bank obligations as of December 31, 2003 are as follows:

                  Year                               ThCh$
                  2004                             7,445,646
                  2005                             7,377,181
                  2006                             7,377,181
                  2007                             7,377,181
                  2008                             7,377,181
                                        ---------------------
                 Total                            36,954,370
                                        =====================

The Company' s syndicated loan lead by Banco Santander has certain restrictive covenants, the most significant of which are summarized below:

     a) The Company cannot have a total debt to capitalization ratio of more than 1.0
     b) Interest coverage ratio cannot be less than 2.5, and
     c) Total indebtedness cannot be more than UF 3,000,000

As of December 31, 2003, the Company is in compliance with these covenants or has received the appropriate bank waivers.

Note 17. Accounts Payable:

The detail of Accounts payable as of December 31, 2002 and 2003 are as follows:

                                                                2002                 2003
                                                                ThCh$                ThCh$
    Suppliers                                                 5,829,880            5,367,417
    Programming                                               5,163,508            2,736,230
    Fees                                                        733,824                5,284
    Other accounts payable                                      780,899              923,656
                                                     -------------------  -------------------

    Total                                                    12,508,111            9,032,587
                                                     ===================  ===================

Note 18. Notes Payable:

Notes payable as of December 31, 2002 and 2003 are as follows:


Creditor                                                         2002                 2003
                                                                 ThCh$                ThCh$
Compania de Seguros Las Americas S.A.                           197,089                    -
Other                                                            10,546               11,837
                                                    --------------------  -------------------
Total                                                           207,635               11,837
                                                    ====================  ===================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 19.      Miscellaneous Payables:

Miscellaneous payables of December 31, 2002 and 2003 are as follows:

                                                                2002                 2003
                                                                ThCh$                ThCh$

Compania de Telecomunicaciones de Chile S.A.                   216,019             213,880
Comunicaciones Intercom S.A.                                    84,279              83,445
Others                                                          11,011             719,229
                                                     -----------------------------------------
                                                               311,309           1,016,554
                                                     =========================================


Note 20.      Accrued Liabilities and Withholdings:

The balance of Accrued liabilities and withholdings as of December 31, 2002 and 2003 are as follows:

                                                                2002                 2003
                                                                ThCh$                ThCh$
Vacations                                                      429,235           409,146
Personnel benefits                                              66,065            66,066
Withholdings                                                   877,746           669,879
Invoices                                                       101,974            90,840
Others                                                          13,029            29,573
                                                     --------------------  -------------------
Total                                                        1,488,049         1,265,504
                                                     ====================  ===================


Note 21. Long-Term Notes Payable:

On July 30, 2000, in connection with a purchase transaction involving Compania de Telecomunicaciones de Chile S.A. (CTC), the Company entered into a loan agreement with CTC for a total of US$20,000,000 payable over 5 years with an annual interest rate of 6%.

The balance of the long-term notes payable as of December 31, 2002 and 2003 are as follows:


Principal                     Principal        Accrued interest (6%)      2002            2003
ThUS$                           ThCh$                   ThCh$             ThCh$           ThCh$
20,000                        11,876,000             2,525,629         16,716,923      14,401,629
                             -----------             ---------         ----------      ----------
Total                         11,876,000             2,525,629         16,719,923      14,401,629
                             ===========             =========         ==========      ==========

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 22. Other Long-term Liabilities:

                                                                                  2002                2003
                                                                                  ThCh$              ThCh$
Deferred gain on sale of subsidiary's shares, net (i)                                  -           1,437,708
Other                                                                            433,919             367,090
                                                                            ------------------  -----------------
Total                                                                            433,919           1,804,798
                                                                            ==================  =================

(i) During the year ended December 31, 2003, the Company's subsidiary Metropolis Intercom S.A. issued an additional 3,923,834 shares raising ThCh$ 4,924,603 in cash. The Company did not subscribe to any of the shares. As the cash received was greater than the related increase in minority interest, the Company recorded a deferred gain of ThCh$ 1,455,918 which will be amortized to income over future periods. As of December 31, 2003 ThCh$ 18,210 in amortization income was recognized.


Note 23. Shareholders' Equity:

The changes in shareholders equity for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                            Paid-in       Price-level     Accumulated       Net loss           Total
                                            Capital       restatement       Deficit       for the year
                                              ThCh$          ThCh$           ThCh$            ThCh$            ThCh$
Balance as of January 1, 2001             187,258,805      1,685,330     (15,916,134)      (7,633,459)      165,394,542
Reclassification of prior year net loss        -               -          (7,633,459)       7,633,459            -
Price-level restatement                     5,805,023         52,245        (730,037)            -            5,127,231
Net loss for the year                          -               -               -          (13,997,522)      (13,997,522)
                                        -----------------------------------------------------------------------------------
Balance as of December 31, 2001           193,063,828      1,737,575     (24,279,630)     (13,997,522)      156,524,251
                                        -----------------------------------------------------------------------------------
Price-level restatement
                                        -----------------------------------------------------------------------------------
for comparison purposes                   200,844,300      1,807,600     (25,258,098)     (14,561,622)      162,832,180
                                        -----------------------------------------------------------------------------------
Balance as of January 1, 2002             193,063,828      1,737,575     (24,279,630)     (13,997,522)      156,524,251
Reclassification of prior year net loss        -               -         (13,997,522)      13,997,522            -
Price-level restatement                     5,791,915         52,126      (1,148,315)           -            4,695,726
Net loss for the year                          -               -               -          (16,961,416)     (16,961,416)
                                        -----------------------------------------------------------------------------------
Balance as of December 31, 2002           198,855,743      1,789,701     (39,425,467)     (16,961,416)      144,258,561
                                        -----------------------------------------------------------------------------------
Price-level restatement                   200,844,300      1,807,600     (39,819,722)     (17,131,030)      145,701,148
                                        -----------------------------------------------------------------------------------
for comparison purposes

Balance as of January 1, 2003             198,855,743      1,789,701     (39,425,467)     (16,961,416)      144,258,561
Reclassification of prior year net loss        -               -         (16,961,416)      16,961,416            -
Price-level restatement                     1,988,557         17,899        (563,869)            -            1,442,587
Net loss for the year                          -               -               -          (13,446,519)      (13,446,519)
                                        -----------------------------------------------------------------------------------
Balance as of December 31, 2003           200,844,300      1,807,600     (56,950,752)     (13,446,519)      132,254,629
                                        ===================================================================================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 24. Income Taxes and Deferred Taxes:

a)   Income taxes recoverable

     As of December 31, 2002 and 2003, the Company had the following income taxes recoverable:

                                                                                2002                2003
                                                                               ThCh$                ThCh$
         Current income taxes and Article 21                                  (5,392)              (4,660)
         Monthly income tax installments                                      11,396               11,283
         Credit for training expenses                                         76,812               66,166
         Credit value-added tax                                                1,976                1,976
                                                                        ---------------------------------------
              Total                                                           84,792               74,765
                                                                        =======================================

b)   Income taxes

     Income tax benefits for the years ended December 31, 2001, 2002, and 2003 are as follows:

                                                                        2001              2002             2003
                                                                        ThCh$             ThCh$            ThCh$
         Credit for absorbed earnings                                   355,290        (163,423)                -
         Amortization of complementary accounts                         390,017                -                -
         Deferred income taxes                                        1,406,070        2,558,686        2,042,691
         First category tax provision                                    (3,154)          (5,392)          (4,660)
                                                           -------------------------------------------------------
              Total                                                   2,148,223        2,389,871        2,038,031
                                                           =======================================================

       The summary of net deferred taxes for the years ended December 31, 2002 and 2003 are as follows:

                                                                                          2002             2003
         Short-term deferred taxes                                                       ThCh$            ThCh$
         Short-term assets                                                               623,696         1,342,149
         Short-term liabilities                                                               -           (157,521)
                                                                           ------------------------------------------
         Net short-term deferred taxes                                                   623,696         1,184,628
                                                                           ==========================================

         Long-term deferred taxes
                                                                                         2002                2003
                                                                                        ThCh$                ThCh$
         Long-term assets                                                             5,580,601          8,145,767
         Long-term liabilities                                                       (2,001,734)        (3,126,749)
                                                                        ------------------------------------------
              Net long-term deferred taxes                                            3,578,867          5,019,018
                                                                        ==========================================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 24.      Income Taxes and Deferred Income Taxes, continued:

c)   Deferred income taxes

       As of December 31, 2002 and 2003 the Company has recorded deferred taxes for temporary differences as follows:

                                             As of December 31, 2002                            As of December 31, 2003
                              ----------------------------------------------------------------------------------------------------
                                       Assets                    Liabilities                  Assets              Liabilities
                              ----------------------------------------------------------------------------------------------------
                                  Short-term   Long-term   Short-term    Long-term    Short-term  Long-term  Short-term  Long-term
                              --------------------------  -------------------------  ----------------------  ---------------------

Allowance for doubtful
  accounts                         353,442            -        -          -        1,078,606           -           -            -
Goods and services provision        38,406            -        -          -           16,259           -           -            -
Assets provision                      -               -        -          -                -     301,306           -            -
Unearned revenues                  136,709            -        -          -          177,729           -           -            -
Vacation provision                  70,824            -        -          -           69,555           -           -            -
Accumulated depreciation              -               -        -          -                -       3,540           -            -
Forward contracts                   24,315            -        -          -                -           -    (157,521)           -
Tax loss carryforwards (1)            -      12,286,151        -          -                -  14,395,139           -            -
Trademarks                            -           1,629        -                           -          -            -            -
Leasing                               -          51,276        -          -                -      56,607           -      (64,282)
Accumulated depreciation              -           4,474        -  (4,529,906)              -           -           -   (5,285,746)
Leasing operations                    -               -        -     (55,138)              -       2,365           -            -
Software                              -               -        -    (173,425)              -           -           -     (282,107)
Leased installations                  -               -        -     (61,275)              -           -           -     (125,687)
Complementary account                 -      (6,762,929)       -   2,818,010               -  (6,613,190)          -    2,631,073
                              ------------  ------------  ------- ----------   -------------  ----------   ---------  -----------
Total                              623,696    5,580,601        -  (2,001,734)      1,342,149   8,145,767    (157,521)  (3,126,749)
                              ============  ============  ======= ==========   =============  ==========   =========  ===========

(1) In accordance with the current enacted tax law in Chile, accumulated tax losses can be carried-forward indefinitely.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 25. Board of Directors Compensation:

During the years ended December 31, 2001, 2002 and 2003 the Board of Directors did not receive compensation for their services.


Note 26. Contingencies and Commitments:

The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits will significantly affect the Company or its subsidiaries' results of operations, financial position and cash flows, although no assurance can be given to such effect. Accordingly, the Company has established a provision for these lawsuits, which Management considers to be adequate.

On June 8, 2001, the Company's subsidiary, Metropolis Intercom S.A. obtained a syndicated loan with Banco Santiago, Banco del Estado de Chile, Banco Credito Inversiones and CorpBanca, for UF 2,823,800. Metropolis Intercom S.A. guaranteed the loan with the HFC (Hybrid Coaxial fiber-optic Network) and the equipment related to the network.

On December 9, 2003, the Chilean Subsecretary of Telecomunications ("Subtel") notified the Company's subsidiary, Metropolis Intercom S.A. ("Metropolis"), that the regulatory agency considered MI's VOIP services was in violation of Article No. 8 of the General Telecomunications Law. Subtel alleged that Metropolis was exploiting a public utility (telephone service) without the express consent of the appropriate regulatory agency and ordered that Metropolis cease commercial operations related to that service until the issue would be resolved.

As the matter is not yet resolved by the relevant authority, the minister of telecommunications, Metropolis has requested a suspension of the order. This suspension was subsequently granted for a period of 60 days.

Furthermore, on December 19, 2003, Metropolis filed it's defense to the allegations maded by Subtel, and is currently awaiting the next step of this legal matter.

Recently, Metropolis has requested and considers it likely that Subtel will grant an additional extension to allow Metropolis to present results from tests that will be performed supporting Metropolis' position.

The eventual decision of the Minister of Transportation and Telecommunications is appealable before the Court of Appeals, and in the event that the Court of Appeals does not overule a negative resolution by the Ministry, Metropolis will be required to cease or modify the VOIP services as determined. As of and for the year ended December 31, 2003, the Company has not recorded an accrual related to these regulatory inquiries as the outcome is uncertain and unable to be estimated.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 27. Subsequent Events

On January 9, 2004, CristalChile Comunicaciones S.A., 50% owner of Metropolis Intercom S.A., reached an agreement of understanding with Liberty Media International, indirect owner of the remaining 50% of Metropolis and majority shareholder of VTR S.A. in order to merge Metropolis and VTR. The agreement is subject to numerous conditions, among them, drafting of a final agreement, approval by the board of directors of related parties of Liberty Media including UnitedGlobalCom, Inc., approval by the Chilean Anti-Monopoly Commission, and approval by the board of directors of CristalChile Comunicaciones S.A.

As of and for the year ending December 31, 2003, the Company has not recorded any adjustment in the financial statements related to the proposed merger.

Management is not aware of any other subsequent events between December 31, 2003 and the issuance of these financial statements that would materially impact the financial statements.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles:

Accounting principles generally accepted in Chile vary in certain important aspects from those generally accepted in the United States. Such differences involve certain methods for measuring the amounts included in the financial statements as well as additional disclosures required by U.S. GAAP.

The principal differences between Chilean GAAP and U.S. GAAP are described below together with explanations, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders' equity. References below to "SFAS" are to United States Statements of Financial Accounting Standards.

The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

I. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts that differ from those that would have otherwise been determined under U.S. GAAP, are as follows:

(a) Inflation accounting:

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three years ended December 31, 2003 was 7.3%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2(c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, but requires that latest cost values be used for the restatement of inventories. Under U.S. GAAP, financial statement amounts must be reported in historical currency.

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

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(b) Deferred income taxes:

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 (BT No. 60) of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

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

(iii) The measurement of deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more-likely-than-not that some portion of the deferred tax assets will not be realized.

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

As of December 31, 2002 and 2003, a valuation allowance was recorded under U.S. GAAP to provide against tax loss carryforwards to the extent it is estimated more-likely-than-not that such net deferred tax assets will not be realized.

The effect of these differences and the effects of deferred taxes over the adjustments to U.S. GAAP on the net loss and shareholders' equity of the Company is included in paragraph (i) below.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(c) Goodwill:

Under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value in the records of the acquired company, and the excess of the purchase price over the carrying value is recorded as goodwill, and is amortized over a maximum period of 20 years.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired is recorded as goodwill, unless the transaction is between entities under common control, in which case the related party transaction would be recorded using book values and no goodwill would be recorded. Prior to July 1, 2001 under U.S. GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years.

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

In accordance with U.S. GAAP, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets", ("SFAS 142") as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.

Previously, the Company evaluated the carrying amount of goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying business and the transitional impairment test required by the standard, which was performed during the first half of 2002, which resulted in no impairment of the Company's recorded goodwill.

The following effects are included in the net loss and shareholders' equity reconciliation to U.S. GAAP under paragraph (i) below:

     (a) Adjustment to record differences in goodwill amortization between Chile GAAP and U.S. GAAP as of December 31, 2001, and
     (b) The reversal of goodwill amortization recorded under Chilean GAAP for the years ended December 31, 2002 and 2003.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(c) Goodwill, continued:

Impairment is recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts. For the years ended December 31, 2001, 2002, and 2003 no additional amounts were recorded for impairment under U.S. GAAP.

Goodwill under U.S. GAAP as of December 31 2001, 2002 and 2003 is summarized as follows:


                                                               For the years ended
                                                                    December 31,
                                               2001                    2002                    2003
                                               ----                    ----                    ----
                                               ThCh$                   ThCh$                   ThCh$
Goodwill                                    101,902,245             101,902,245              101,902,245
Accumulated amortization                   (25,202,663)            (25,202,663)             (25,202,663)
                                   ---------------------     -------------------     --------------------
Goodwill, net                                76,699,582              76,699,582               76,699,582
                                   =====================     ===================     ====================

The effect of these differences on the net loss and shareholders' equity of the Company is included in paragraph (i) below.

(d) Derivative instruments:

For the years ended December 31, 2001, 2002 and 2003, the Company continued to have foreign currency forward exchange contracts for the purpose of transferring risk from exposure in U.S. dollars to an exposure in Chilean peso. Under Chilean GAAP, the Company deferred forward contract gains and losses when the contracts are hedges for future program payments and other cash out flows to be made in U.S. dollars. The hedging criteria and documentation requirements under Chilean GAAP are less onerous than U.S. GAAP. The Company recorded a net asset of ThCh$1,289,006 as of December 31, 2002 and a net liability of ThCh$4,188,044 as of December 31, 2003. Fair values under Chilean GAAP have been estimated using the closing spot exchange rate at year end.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(d)  Derivative instruments, continued:

Beginning January 1, 2001, under U.S. GAAP, the accounting for derivative instruments is described in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and other complementary rules and amendments. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains or losses to offset against related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting

SFAS No. 133, in part, allows special hedge accounting for "fair value" and "cash flow" hedges. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a "fair value" hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. While the Company enters into derivatives for the purpose of mitigating its global financial and commodity risks, these operations do not meet the documentation requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivatives are reported in earnings when they occur.

The cumulative effect resulting from the adoption of SFAS No. 133 on January 1, 2001 was a net gain of ThCh$ 619,942. The adjustment is due to the difference between recording forward contracts at spot exchange rates under Chilean GAAP and marking the forward contracts to market using forward rates in according with U.S. GAAP.

The effect of the adjustment between the current market values and the fair value for the years ended December 31, 2001, 2002 and 2003 is included in paragraph (i) below

(e) Depreciation:

Under Chilean GAAP, the Company changed the method of depreciation of the external network from the straight-line method of depreciation to a progressive method based on the projected number of subscribers per product line. Under U.S. GAAP, the method of depreciation used has continued to be the straight-line method.

The effect of accounting for this difference in accordance with U.S. GAAP is included in the reconciliation of net loss and shareholders' equity in paragraph (i) below.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(f)  Investments in marketable securities

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

The effect of recording the marketable securities at fair value is not material and is not included in the effects on shareholders' equity under paragraph (i) below.

(g) Issuance of shares in subsidiary

During the year ended December 31, 2003 Metropolis Intercom S.A. issued an additional 3,923,834 shares representing 4.4% of Metropolis Intercom S.A. to related parties. The Company did not subscribe to any of these shares.

Under Chilean GAAP, as the cash received was greater than the related increase in minority interest the Company recorded a deferred gain of ThCh$ 1,455,918, which will be amortized into income in future periods.

Under U.S. GAAP, the transfer would be recorded at the lower of carrying value or fair value, since the cash received was less than the carrying value of Metropolis Intercom S.A. under U.S. GAAP. Consequently under U.S. GAAP, the difference between the cash proceeds and the carrying value has been recorded as a distribution to shareholders.

The effect of eliminating the income statement impact of this transaction from net loss as determined under Chilean GAAP and recording this transaction under U.S. GAAP is included in paragraph (i) below.

(h) Effect of minority interests on U.S. GAAP adjustments

The effects of recording minority interests on U.S. GAAP adjustments are included in the reconciliation to U.S. GAAP in paragraph (i) below.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(i) Effect of conforming net loss and shareholders' equity to U.S. GAAP:

The adjustments required to conform reported net loss to U.S. GAAP are as follows:

                                                                            For the year ended December 31,
                                                                  ----------------------------------------------------
                                                                        2001             2002             2003
                                                                        ThCh$            ThCh$            ThCh$
Net loss in accordance with Chilean GAAP                             (14,561,621)     (17,131,030)     (13,446,519)
Deferred taxes (paragraph b)                                          (2,102,458)      (1,974,411)      (1,016,653)
Amortization of goodwill (paragraph c)                                  (245,558)       4,165,650        4,184,519
Derivative instruments (paragraph d)                                      33,760          149,481       (1,127,039)
Depreciation (paragraph e)                                            (1,496,092)      (1,224,154)      (1,494,484)
Issuance of subsidiaries shares (paragraph g)                                  -                -          (18,210)
Effect of minority interests on U.S. GAAP adjustments
    (paragraph h)                                                              -                -          301,502
                                                                  ----------------------------------------------------
Net loss and comprehensive loss in accordance with U.S. GAAP
  before cumulative effect of change in accounting principles        (18,371,969)     (16,014,464)     (12,616,884)
  Effect of change in accounting principles, net of tax benefit of
  ThCh$ 4,467                                                            (25,566)               -                -
                                                                  ----------------------------------------------------
Net loss and comprehensive loss in accordance with U.S. GAAP         (18,397,535)     (16,014,464)     (12,616,884)
                                                                  ====================================================

The adjustments required to conform reported shareholders' equity to U.S. GAAP are as follows:

                                                                                   As of December 31,
                                                                    ----------------------------------------
                                                                                2002                2003
                                                                                ThCh$              ThCh$

Shareholders' equity, in accordance with Chilean GAAP                        145,701,148      132,254,629

Deferred income taxes (paragraph b)                                           (2,129,871)      (3,146,524)
Effect in amortization of goodwill (paragraph c)                              11,659,249       15,843,768
Derivative instruments (paragraph d)                                             153,162         (973,877)
Depreciation (paragraph e)                                                    (2,720,245)      (4,214,729)
Issuance of subsidiary shares (paragraph g)                                            -         (948,612)
Effect of minority interests on U.S. GAAP adjustments
  (paragraph h)                                                                        -          301,502
                                                                   ----------------------------------------
Shareholders' equity, in accordance with U.S. GAAP                           152,663,443      139,116,157
                                                                   ========================================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(i) Effect of conforming net loss and shareholders' equity to U.S. GAAP, continued:


The following summarizes the changes in shareholders' equity under U.S. GAAP during the years ended December 31, 2001, 2002 and 2003:

                                                                          For the year ended December 31,
                                                            ------------------------------------------------------------
                                                                    2001               2002                2003
                                                                   ThCh$               ThCh$              ThCh$
Balance as of January 1                                            187,075,442       168,677,907         152,663,443
Issuance of subsidiary shares (paragraph g)                                 -                  -            (930,402)
Net loss and comprehensive loss in accordance with U.S. GAAP       (18,397,535)      (16,014,464)        (12,616,884)
                                                            ------------------------------------------------------------
Balance as of December 31                                          168,677,907       152,663,443         139,116,157
                                                            ============================================================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

II. Additional disclosure requirements

The following additional disclosures are required under U.S. GAAP:

(a) Income taxes:

Deferred tax assets (liabilities) are summarized as follows at December 31 under U.S. GAAP:


                                                                          2002                  2003
                                                                          ----                  ----
                                                                          ThCh$                 ThCh$
  Deferred Tax Assets
  Allowance for doubtful debts                                             353,442            1,078,606
  Goods and services provision                                              38,406               16,259
  Assets provision                                                               -              301,306
  Unearned revenues                                                        136,709              177,729
  Vacation provision                                                        70,824               69,555
  Forward contract                                                          24,315              165,559
  Tax loss carryforwards                                                12,286,151           14,395,138
  Trademarks                                                                 1,629                    -
  Leasing                                                                   51,276                2,365
  Accumulated depreciation                                                 466,916              720,044
                                                                  --------------------  -------------------
       Total deferred tax assets                                        13,429,668           16,926,561

  Deferred Tax Liabilities
  Forward contracts                                                        (26,038)            (157,521)
  Leasing operations                                                       (55,138)              (7,675)
  Accumulated depreciation                                              (6,068,674)          (7,089,567)
  Software                                                                (173,425)            (282,107)
  Rented installations                                                     (61,275)            (125,687)
                                                                  --------------------  -------------------
       Total deferred tax liabilities                                   (6,384,550)          (7,662,557)
  Net deferred tax asset (liability) before
  valuation allowance                                                    7,045,118            9,264,004
                                                                  --------------------  -------------------

  Valuation allowance                                                   (4,973,958)          (6,206,882)
                                                                  --------------------  -------------------

  Net deferred tax asset (liability)                                     2,071,160            3,057,122
                                                                  ====================  ===================

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(a) Income taxes, continued:

The classification of the net deferred tax asset before valuation allowance detailed above is as follows:

                                                                         2002                 2003
                                                                         ----                 ----
                                                                         ThCh$                ThCh$
  Short-term                                                           597,658             1,350,187
  Long-term                                                          6,447,460             7,913,817
                                                                  ------------------  --------------------
  Net deferred tax liabilities                                         7,045,118             9,264,004
                                                                  ==================  ====================

The deferred income tax benefit in accordance with U.S. GAAP is as follows:

                                                                    2001             2002               2003
                                                                    ----             ----               ----
                                                                    ThCh$            ThCh$              ThCh$
Deferred income tax benefit, Chile GAAP - Note 24                 2,148,223          2,389,871         2,038,031
Additional deferred tax adjustment, U.S. GAAP, net               (2,102,458)        (1,974,411)       (1,016,653)
                                                              ----------------  -----------------  ----------------
Deferred income tax benefit under U.S. GAAP                          45,765            415,460         1,021,378
                                                              ================  =================  ================

In accordance with Chilean Law No. 19,753, which was issued on September 28, 2001, the corporate income tax rate increased from 15% to 16% for the year 2002, 16% to 16.5% for the year 2003, and will increase to 17% for the year 2004 and thereafter. The effect of the tax rate increase for the year ended December 31, 2001 was an increase to income tax expense of ThCh$ 266,032.

(b) Foreign currency forward contract capacity:

The Company's Board of Directors approves policies on risk-management of forward currency risk through the use of U.F. to U.S. dollar forward contracts. The Company petitions several Chilean and foreign banks to approve forward contract limits on a yearly basis, which in the aggregate, total US$ 73 million and US$ 50 million at December 31, 2002 and 2003, respectively. There was US$ 24.8 million and US$ 9.7 million available as of December 31, 2002 and 2003, respectively.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(c) Lease agreements:

The Company leases computer equipment and office space by way of capital lease payable in installments through 2016, with a bargain purchase option at the end of the lease.

Minimum lease payments under capital leases are as follows:



                                                                            Capital Lease
                                                                                ThCh$
                                                                        ------------------
               2004                                                              53,444
               2005                                                              49,824
               2006                                                              31,725
               2007                                                              29,081
               2008                                                              31,725
               Thereafter                                                       224,736
                                                                        -------------------
                   Total future minimum lease payments                          420,535
               Interest                                                        (97,174)
                                                                        -------------------
                   Present value of net minimum lease payments                  323,361
                                                                        ===================


(d) Foreign exchange gains and losses:

For U.S. GAAP presentation purposes, the net foreign exchange gains or losses on transactions in foreign currencies and UF amounted to a loss of ThCh$ 1,226,654, ThCh$ 916,991 and ThCh$ 1,341,397 in 2001, 2002 and 2003,
respectively.


(e) Advertising costs:

Advertising costs are expensed as incurred and amounted to ThCh$ 2,583,698, ThCh$ 2,045,599 and ThCh$ 2,413,556 for the years ended December 31, 2001, 2002 and 2003, respectively.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(f) Proforma goodwill amortization:

As described in paragraph I (c) above the Company adopted SFAS 142 as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

The following details net income in accordance with U.S. GAAP for the Company for the year ended December 31, 2001 excluding goodwill amortization expense recognized during those years:

                                                                (Unaudited)
                                                            For the year ended
                                                                December 31,
                                                                     2001
                                                                     ThCh$
                                                            ------------------
Reported net loss                                                (18,397,535)
Add back: Goodwill amortization                                     4,123,225
                                                            ------------------
Adjusted net loss                                                (14,274,310)
                                                            ==================

(g) Reclassification differences between Chilean GAAP and U.S. GAAP:

The following reclassifications are required to conform the presentation of Chilean GAAP income statement information to that required under U.S. GAAP for the years ended December 31, 2001, 2002 and 2003. The reclassification amounts are determined in accordance with Chilean GAAP.

                                                                   Year ended December 31, 2001
                                                      -------------------------------------------------------
                                                        Chilean                                 U.S. GAAP
                                                          GAAP            Reclassification    presentation
                                                          ThCh$             ThCh$               ThCh$
                                                      -------------------------------------------------------
        Operating loss                                  (8,984,138)         (5,472,796)      (14,456,934)
        Non-operating expenses                          (7,802,003)          5,472,796        (2,329,207)
                                                      -------------------------------------------------------

                                                                   Year ended December 31, 2002
                                                      -------------------------------------------------------
                                                                                              U.S. GAAP
                                                      Chilean GAAP     Reclassification      presentation
                                                          ThCh$             ThCh$               ThCh$
                                                      -------------------------------------------------------
        Operating loss                                 (11,357,210)       (5,158,030)        (16,515,240)
        Non-operating expenses                          (8,250,207)        5,158,030          (3,092,177)
                                                      -------------------------------------------------------

                                                                   Year ended December 31, 2003
                                                      -------------------------------------------------------
                                                                                              U.S. GAAP
                                                       Chilean GAAP    Reclassification      presentation
                                                          ThCh$             ThCh$               ThCh$
                                                      -------------------------------------------------------
        Operating loss                                  (7,038,849)      (4,774,662)         (11,813,511)
        Non-operating expenses                          (8,608,186)       4,774,662           (3,833,524)
                                                      -------------------------------------------------------

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)


Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(g) Reclassification differences between Chilean GAAP and U.S. GAAP, continued:

The following reclassifications are required to conform the presentation of Chilean GAAP balance sheet information to that required under U.S. GAAP for the years ended December 31, 2002 and 2003. The reclassification amounts are determined in accordance with Chilean GAAP.


                                                                   Year ended December 31, 2002
                                                      -------------------------------------------------------
                                                                                                 U.S. GAAP
                                                       Chilean GAAP      Reclassification      presentation
                                                          ThCh$               ThCh$                ThCh$
                                                      -------------------------------------------------------
        Total current assets                              21,395,053           147,365            21,542,418
        Total other assets                                81,928,919                 -            81,928,919
        Total current liabilities                         16,812,351           147,365            16,959,716
        Total long-term liabilities                       54,021,350                 -            54,021,350
                                                      -------------------------------------------------------

                                                                   Year ended December 31, 2003
                                                      -------------------------------------------------------
                                                                                                 U.S. GAAP
                                                        Chilean GAAP     Reclassification      presentation
                                                           ThCh$               ThCh$               ThCh$
                                                      -------------------------------------------------------
        Total current assets                              14,640,266           926,592            15,566,858
        Total other assets                                77,632,300                              77,632,300
        Total current liabilities                         24,413,852           926,592            25,340,444
        Total long-term liabilities                       44,276,688                              44,276,688
                                                      -------------------------------------------------------


(h) Estimated fair value of financial instruments and derivative financial instruments:

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company. Various limitations are inherent in the presentation, including the following:

- The data excludes non-financial assets and liabilities, such as property, plant and equipment, and goodwill.

- While the data represents management's best estimates, the data is subjective and involves significant estimates regarding current economic and market conditions and risk characteristics.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(h) Estimated fair value of financial instruments and derivative financial instruments, continued;

The methodologies and assumptions used depend on the terms and risk characteristics of the various instruments and include the following:

- Cash and cash equivalents approximate fair value because of the short-term maturity of these instruments.

- For current liabilities that are contracted at variable interest rates, the book value is considered to be equivalent to their fair value.

- For interest-bearing liabilities with an original contractual maturity of greater than one year, the fair values are calculated by discounting contractual cash flows at current market origination rates with similar terms.


The following is a detail of the Company's financial instruments' Chilean GAAP carrying amount and estimated fair value:

                                                                                   December 31,
                                                                     2002                                2003
                                                      ----------------------------------- ------------------------------------
                                                        Chilean GAAP                        Chilean GAAP
                                                       Carrying Amount   Estimated Fair    Carrying Amount    Estimated Fair
                                                                              Value                               Value
                                                      ------------------ ---------------- ------------------ -----------------
                                                                    ThCh$                                ThCh$
  Assets:
  Cash and cash equivalents                               12,687,480         12,687,480        6,972,416          6,972,416
  Short-term accounts receivable                          3,739,641          3,739,641        2,517,565          2,517,565
  Notes receivable                                          173,283            173,283           90,392             90,392
  Forward contracts                                       1,289,006          1,442,168                -                  -

  Liabilities:
  Short-term bank debt                                      (59,357)           (59,357)               -                  -
  Current bank debt                                               -                  -       (7,445,646)        (7,445,646)
  Forward contracts                                               -                  -       (4,188,044)        (5,161,921)
  Notes payable                                            (207,635)          (207,635)         (11,837)           (11,837)
  Long-term bank debt                                   (36,867,508)       (36,867,508)     (29,508,724)       (29,508,724)
  Long-term notes payable                               (16,719,923)       (16,719,923)     (14,401,629)       (14,401,629)

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(i) Cash and cash equivalents

Under Chilean GAAP cash and cash equivalents are considered to be all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements, whereas, U.S. GAAP considers cash and cash equivalents to be all highly liquid investments with an original maturity date of less than 90 days. The difference between the balance under U.S. GAAP and Chilean GAAP of cash and cash equivalents is not material for the periods presented.

Supplementary Cash flow information:

                                                      2001              2002             2003
                                                -----------------------------------------------------
                                                      ThCh$            ThCh$             ThCh$
Assets acquired under capital leases                 335,155                 -                -
Interest paid during the year                       (521,092)       (1,464,029)      (1,807,376)

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(j) Recently issued accounting pronouncements:

        (i) Accounting for Asset Retirement Obligations

        In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). This standard requires that under U.S. GAAP obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The implementation of SFAS No. 143 had no material impact on the results of operations or financial position of the Company.


        (ii) Accounting for Costs Associated with Exit or Disposal Activities

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, not when it is "planned". The implementation of SFAS No. 146 had no material impact on the results of operations or financial position of the Company.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(j) Recently issued accounting pronouncements, continued:

     (iii) Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). The Interpretation significantly changed practice in the accounting for, and disclosure of, guarantees. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. Guarantees meeting the characteristics described in the Interpretation, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, "Accounting for Contingencies". The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The implementation of FIN 45 had no material impact on the results of operations or financial position of the Company.

     (iv) Revenue arrangements with multiple deliverables

        On January 23, 2003, the Emerging Issues Taskforce issued EITF 00-21 " Revenue Arrangements with Multiple Deliverables". This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue requires, that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and applicable revenue recognition criteria should be considered separately for separate units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment. Implementation of EITF 00-21 is required on January 1, 2004 for Cordillera Comunicaciones Holding Limitada. The Company is currently evaluating the effects of its implementation.

          Cordillera Comunicaciones Holding Limitada and Subsidiaries
                Notes to the Consolidated Financial Statements
                        for the years ended December 31
               (Translation of financial statements originally
                       issued in Spanish - see Note 2)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 except as stated)

Note 28. Differences Between Chilean and United States Generally Accepted Accounting Principles, continued:

(j) Recently issued accounting pronouncements, continued

     (v) Amendment of Statement 133 on Derivative Instruments and Hedging Activities

        In May 2003 the FASB issued Statement No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. In addition, all provisions of this Statement should be applied prospectively with exceptions. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a) of that Statement, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The implementation of SFAS No. 149 had no material impact on the results of operations or financial position of the Company.

     (vi) Consolidation of Variable Interest Entities

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities-an interpretation of ARB 51," to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 to variable interest entities created after January 31, 2003. The Company did not create any variable interest entities after January 31, 2003 and is in the process of assessing the impact of the Interpretation in relation to business relationships created before January 31, 2003. The Company does not expect the implementation of the Interpretation to have a material impact on the Company's results of operation or financial position.

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago, Chile on June 25, 2004.

                          CRISTALERIAS DE CHILE S.A.
                          (GLASSWORKS OF CHILE INC.)

                          /s/ Cirilo Elton Gonzalez
                          -------------------------
                          Chief Executive Officer

                                                              Exhibit 12.1

                                 CERTIFICATION

I, Cirilo Elton Gonzalez, certify that:

         1. I have reviewed this annual report on Form 20-F of Cristalerias de Chile S.A.;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

         4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the company and have:

                  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                  (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

         5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

                  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

                  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2004

/s/ Cirilo Elton Gonzalez
Cirilo Elton Gonzalez
Chief Executive Officer
Cristalerias de Chile S.A.

                                                            Exhibit 12.2

                                 CERTIFICATION

I, Rodrigo Palacios Fitz-Henry, certify that:

         1. I have reviewed this annual report on Form 20-F of Cristalerias de Chile S.A.;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

         4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the company and have:

                  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                  (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

         5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

                  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

                  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2004

/s/ Rodrigo Palacios Fitz-Henry
Rodrigo Palacios Fitz-Henry
Chief Financial Officer
Cristalerias de Chile S.A.

                                                                  Exhibit 13.1

             CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS
       ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Annual Report of Cristalerias de Chile S.A (the "Company") on Form 20-F for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Cirilo Elton Gonzalez, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:



         (1)      The Report fully complies with the requirements of
                  Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ CIRILO ELTON GONZALEZ

Cirilo Elton Gonzalez
Chief Executive Officer
Cristalerias de Chile S.A.
Dated: June 30, 2004

                                                                  Exhibit 13.2


             CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS
       ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



In connection with the Annual Report of Cristalerias de Chile S.A. (the "Company") on Form 20-F for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Rodrigo Palacios Fitz-Henry, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that:



         (1)      The Report fully complies with the requirements of
                  Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ RODRIGO PALACIOS FITZ-HENRY

Rodrigo Palacios Fitz-Henry
Chief Financial Officer
Cristalerias de Chile S.A.
Dated: June 30, 2004

                                                                  Exhibit 8.1

                       List of Cristalerias Subsidiaries
                            As of December 31, 2003


Company Name                                                Jurisdiction
------------                                                ------------

Vina Santa Rita                                Chile
Envases CMF S.A.                                                Chile
Constructora Apoger S.A.                                        Chile
Inmobiliaria Don Alberto S.A.                                   Chile
Cristalchile Comunicaciones S.A.                                Chile
Cordillera Comunicaciones Holding Ltda.                         Chile
Cordillera Comunicaciones Ltda.                                 Chile
Metropolis-Intercom S.A.                                        Chile
Comunicacion, Informacion, Entretencion y Cultura S.A.          Chile
Red Televisiva Megavision S.A.                                  Chile
Zig-Zag S.A.                                                    Chile
Simetral S.A.                                                   Chile
Ediciones Chiloe S.A.                                           Chile
Ediciones Financieras S.A.                                      Chile
Cristalchile Inversiones S.A.                                   Chile
Rayen Cura S.A.I.C.                                             Argentina

                                                                 Exhibit 11.1

                                 Cristalerias
 Conduct Ruling for the CEO, CFO, Corporate Controller and Accounting Officer


Cristalerias's Conduct Ruling applies to our CEO, CFO, Corporate Controller and Accounting Officer.

1. The CEO and each financial officer mentioned above must act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships.

2. The CEO and each financial officer mentioned above is responsible for full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company.

3. The CEO and each financial officer mentioned above must comply with applicable governmental laws, rules and regulations.

4. The CEO and each financial officer mentioned above shall promptly report to the Audit Committee any information he or she may have concerning any violation of this Conduct Ruling.

5. The CEO and each financial officer mentioned above will be held accountable for adherence to the Conduct Ruling. Accordingly, the Board of Directors may determine, or designate appropriate persons to determine, appropriate disciplinary actions to be taken in the event of violations of this Conduct Ruling by the Company's Chief Executive or Senior Financial Officers and a procedure for granting any waivers of this Conduct Ruling.